As filed with the Securities and Exchange Commission on April 19, 2012

Registration No. 333-178703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BFC Financial Corporation

(Exact name of Registrant as specified in its charter)

Florida	6035	59-2022148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

(954) 940-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan B. Levan

Chairman, Chief Executive Officer and President

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

(954) 940-4900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Stephen K. Roddenberry Akerman Senterfitt, P.A. One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 (305) 374-5600	Anthony M. Puleo Senior Vice President, Chief Financial Officer and Treasurer Bluegreen Corporation 4960 Conference Way North, Suite 100 Boca Raton, Florida 33431 (561) 912-8270

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement, the satisfaction or waiver of the other conditions to closing the merger described herein and the consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-178703) is being filed primarily for the purpose of updating the information contained in the Registration Statement to reflect information that was included in the Registrant’s and Bluegreen Corporation’s respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Amendment No. 1 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011. This Post-Effective Amendment No. 1 to the Registration Statement also updates certain other information contained in the Registration Statement, including the unaudited pro forma condensed consolidated financial statements to reflect, among other things, changes resulting from the March 13, 2012 amendment to the stock purchase agreement between BankAtlantic Bancorp, Inc., a consolidated subsidiary of the Registrant, and BB&T Corporation, as described herein. No changes have been made to the terms of the merger which is the subject of this Post-Effective Amendment No. 1 to the Registration Statement from those previously disclosed in Amendment No. 2 to the Registration Statement, as filed with the Securities and Exchange Commission on February 13, 2012.

The information in this joint proxy statement/prospectus is not complete and may be changed. The securities being offered by the use of this joint proxy statement/prospectus may not be issued until the registration statement filed with the Securities and Exchange Commission of which this joint proxy statement/prospectus is a part is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 19, 2012

JOINT PROXY STATEMENT/PROSPECTUS

Dear Shareholders:

On November 11, 2011, BFC Financial Corporation and Bluegreen Corporation entered into a definitive merger agreement. Subject to the terms and conditions of the merger agreement, Bluegreen will be merged with and into a wholly owned subsidiary of BFC, and holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will receive, in consideration for each share of such stock they own, eight shares of BFC’s Class A Common Stock. It is currently estimated that up to 116.6 million shares of BFC’s Class A Common Stock will be issued upon consummation of the merger before giving effect to the contemplated reverse stock split described below. BFC’s Class A Common Stock is currently traded on the Pink Sheets Electronic Quotation Service under the symbol “BFCF.PK,” and Bluegreen’s Common Stock is traded on the New York Stock Exchange under the symbol “BXG.” On             , 2012, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock was $         per share, and the closing price of Bluegreen’s Common Stock was $         per share.

Consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. In connection with such requirement, the merger agreement contemplates that BFC will effect a reverse stock split prior to the effective time of the merger, pursuant to which each          shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The number of shares of BFC’s Class A Common Stock to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split.

The merger is also conditioned upon the approval of each of BFC’s and Bluegreen’s shareholders. Bluegreen will hold a special meeting of its shareholders on                 , 2012 at     :        .m., local time, at                                                      . At the meeting, Bluegreen’s shareholders will be asked to consider and vote upon the merger agreement. The merger agreement will be approved by Bluegreen’s shareholders if it receives the affirmative vote of holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock.

In addition, BFC will hold a special meeting of its shareholders on             , 2012 at     :        .m., local time, at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. At the meeting, BFC’s shareholders will be asked to consider and vote upon the merger and the reverse stock split. The merger and the reverse stock split will be approved by BFC’s shareholders if they receive the affirmative vote of holders of shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the matters. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting of the company of which you are a shareholder, please take the time to vote by completing, signing, dating and returning the accompanying proxy card in the enclosed self-addressed stamped envelope or otherwise transmitting your voting instructions as described on the enclosed proxy card as soon as possible. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with the voting instruction form provided to you by your broker.

This joint proxy statement/prospectus provides detailed information concerning the merger and the merger agreement. Additional information regarding BFC and Bluegreen has been filed with the Securities and Exchange Commission and is publicly available. BFC and Bluegreen encourage you to read carefully this entire joint proxy statement/prospectus, including all annexes.

Following receipt of a recommendation in favor of the merger by a special committee comprised of Bluegreen’s independent directors, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

The board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

Alan B. Levan Chairman, Chief Executive Officer and President BFC Financial Corporation	John M. Maloney, Jr. Chief Executive Officer and President Bluegreen Corporation

For a discussion of significant matters that should be considered before voting at the meetings, please read the section entitled “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BFC’s Class A Common Stock which may be issued in connection with the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             , 2012 and is first being mailed to shareholders of BFC and Bluegreen on or about             , 2012.

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on             , 2012

To the Shareholders of Bluegreen Corporation:

Notice is hereby given that a special meeting of shareholders of Bluegreen Corporation will be held at             on             , 2012 commencing at __:            .m., local time, solely to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of November 11, 2011, by and among Bluegreen, BFC Financial Corporation and BXG Florida, LLC, a wholly-owned subsidiary of BFC, pursuant to which Bluegreen will merge with and into a wholly owned subsidiary of BFC and each outstanding share of Bluegreen’s Common Stock (other than shares owned by BFC and holders who assert and exercise their appraisal rights) will be converted into the right to receive eight shares of BFC’s Class A Common Stock.

Only holders of record of Bluegreen’s Common Stock as of the close of business on             , 2012 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Approval of the merger agreement by Bluegreen’s shareholders requires the affirmative vote of holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock outstanding as of the close of business on such record date.

The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the merger. Please carefully review the joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A.

The merger cannot be completed unless it is approved at the meeting. Following receipt of a recommendation in favor of the merger by a special committee comprised of Bluegreen’s independent directors, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

Under Massachusetts law, Bluegreen’s shareholders are entitled to appraisal rights in connection with the merger. A Bluegreen shareholder who wishes to exercise appraisal rights must (i) not vote, or cause or permit to be voted, any of his, her or its shares in favor of the merger, (ii) before the vote to approve the merger agreement is taken at the special meeting, deliver to Bluegreen written notice of the shareholder’s intent to demand payment for his, her or its shares if the merger is completed and (iii) strictly comply with the additional requirements for perfecting appraisal rights described in the section of this joint proxy statement/prospectus entitled “The Merger—Appraisal Rights” beginning on page     . The written notice described in clause (ii) of the previous sentence must be delivered to Bluegreen at its address set forth above and directed to the attention of Anthony M. Puleo, Senior Vice President, Chief Financial Officer, Treasurer and Secretary. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested.

Bluegreen’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

John M. Maloney, Jr.

Chief Executive Officer and President

Boca Raton, Florida

            , 2012

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on             , 2012

To the Shareholders of BFC Financial Corporation:

Notice is hereby given that a special meeting of shareholders of BFC Financial Corporation will be held at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309 on             , 2012 commencing at __:            .m., local time, for the following purposes:

1. To consider and vote upon a proposal to approve the merger of Bluegreen Corporation with and into a wholly-owned subsidiary of BFC pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC, Bluegreen and BXG Florida, LLC, a wholly-owned subsidiary of BFC.

2. To consider and vote upon a proposal to approve the reverse stock split contemplated by the merger agreement, pursuant to which each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding at the time the reverse stock split is effected will be converted into one share of Class A Common Stock and Class B Common Stock, respectively. If the merger and the reverse stock split are approved and all other conditions to consummating the merger are satisfied, the reverse stock split will be effected by the filing of BFC’s Second Amended and Restated Articles of Incorporation with the Florida Department of State.

Only holders of record of BFC’s Class A Common Stock and Class B Common Stock as of the close of business on             , 2012 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Approval of the merger and the reverse stock split by BFC’s shareholders requires the affirmative vote of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on such record date representing a majority of the votes entitled to be cast on the matters. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding as of the close of business on the record date.

The joint proxy statement/prospectus accompanying this notice explains the merger agreement, the merger and the reverse stock split. Please carefully review the joint proxy statement/prospectus, including the merger agreement and the Form of BFC’s Second Amended and Restated Articles of Incorporation, which are attached thereto as Annexes A and D, respectively.

The merger cannot be completed unless both the merger and the reverse stock split are approved at the meeting. The board of directors of BFC has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

BFC’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

Alan B. Levan

Chairman, Chief Executive Officer and President

Fort Lauderdale, Florida

            , 2012

Annex A	Agreement and Plan of Merger	Annex A-1
Annex B	Opinion of JMP Securities LLC	Annex B-1
Annex C	Opinion of Cassel Salpeter & Co., LLC	Annex C-1
Annex D	Form of Second Amended and Restated Articles of Incorporation of BFC Financial Corporation	Annex D-1

Annex E	Form of Bylaws of BFC Financial Corporation, as Amended to Date and Proposed to be Amended	Annex E-1
Annex F	Appraisal Rights Statutes under the Massachusetts Business Corporation Act	Annex F-1

This document, which forms part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission by BFC, constitutes a prospectus of BFC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of BFC’s Class A Common Stock to be issued to the holders of Bluegreen’s Common Stock in connection with the merger. This document also constitutes (i) a joint proxy statement of BFC and Bluegreen under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) a notice of meeting with respect to the special meeting of BFC’s shareholders, at which BFC’s shareholders will consider and vote upon the merger and the reverse stock split and (iii) a notice of meeting with respect to the special meeting of Bluegreen’s shareholders, at which Bluegreen’s shareholders will consider and vote upon the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

On November 11, 2011, BFC Financial Corporation (“BFC”) and Bluegreen Corporation (“Bluegreen”) entered into the Agreement and Plan of Merger (the “merger agreement”) that is described in this joint proxy statement/prospectus, pursuant to which, subject to the terms and conditions thereof and upon consummation of the merger contemplated thereby, Bluegreen will become a wholly owned subsidiary of BFC (the “merger”). The following provides answers to certain questions that Bluegreen’s and BFC’s shareholders may have with respect to the merger. The following may not contain all of the information that is important to you, and you are urged to read this joint proxy statement/prospectus in its entirety, together with all annexes, including the merger agreement which is attached to this joint proxy statement/prospectus as Annex A.

Q:	Why am I being asked to vote on the merger?

A:	Under the Massachusetts Business Corporation Act (the “MBCA”), the merger cannot be completed unless holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock outstanding as of the close of business on the record date established for the special meeting of Bluegreen’s shareholders approve the merger agreement.

Consummation of the merger is also conditioned upon the approval of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on the record date established for the special meeting of BFC’s shareholders representing a majority of the votes entitled to be cast on the merger. In addition, the merger agreement requires that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger in order for the merger to be consummated. In connection with such requirement, it is expected that BFC will need to effect a reverse stock split (the “reverse stock split”) in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. In accordance with the Florida Business Corporation Act (the “FBCA”), the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which also requires the approval of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on the record date established for the special meeting of BFC’s shareholders representing a majority of the votes entitled to be cast on the matter. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding as of the close of business on the record date for BFC’s special meeting.

See “Questions and Answers About the Bluegreen Special Meeting” beginning on page             and “Questions and Answers About the BFC Special Meeting” beginning on page             for a discussion about the voting rights and procedures with respect to each of these matters.

Q:	What will Bluegreen’s shareholders receive in the merger?

A:	Other than BFC, whose shares of Bluegreen’s Common Stock will be canceled in connection with the merger, and holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights, each holder of Bluegreen’s Common Stock will be entitled to receive eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock owned by such holder at the effective time of the merger. The number of shares of BFC’s Class A Common Stock to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split.

On November 11, 2011, the last trading day before the public announcement of the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock, as quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), was $0.57 per share and $            per share, respectively. On November 11, 2011 and on             , 2012, the closing price of Bluegreen’s Common Stock, as quoted on the New York Stock

Exchange (“NYSE”), was $2.04 per share and $            per share, respectively. As described above,

consummation of the merger is conditioned upon BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

Q:	What will happen to options to purchase shares of Bluegreen’s Common Stock and restricted stock awards of shares of Bluegreen’s Common Stock?

A:	Options to acquire shares of Bluegreen’s Common Stock and restricted stock awards of shares of Bluegreen’s Common Stock outstanding at the effective time of the merger will be converted automatically into options to purchase shares of BFC’s Class A Common Stock or restricted stock awards of shares of BFC’s Class A Common Stock, as applicable, on the same terms and conditions, with appropriate adjustments made to (i) the number of shares of BFC’s Class A Common Stock covered by the new options or restricted stock awards, and (ii) the exercise price of the options, in each case based on the exchange ratio in the merger.

Q:	What will BFC’s shareholders receive in connection with the merger?

A:	BFC’s shareholders will not receive any consideration in connection with the merger. Subject to the conversion of shares pursuant to the terms of the reverse stock split, each share of BFC’s Class A Common Stock and Class B Common Stock outstanding immediately prior to the merger will remain outstanding as a share of BFC’s Class A Common Stock and Class B Common Stock, respectively, immediately following the merger.

Q:	Are there conditions to BFC’s and Bluegreen’s respective obligations to consummate the merger?

A:	Yes. Consummation of the merger is subject to a number of conditions, including, among others, the receipt by Bluegreen and BFC of the shareholder approvals described herein, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger, holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA and the receipt of all consents and approvals reasonably necessary to consummate the merger and continue in full force and effect certain of Bluegreen’s material contracts. Other than the condition requiring the listing of BFC’s Class A Common Stock on a national securities exchange, which condition cannot be waived, the board of directors of either BFC or Bluegreen may, in its sole discretion and to the extent permitted by applicable law, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled.

Q:	Will there be restrictions on the transfer of the shares of BFC’s Class A Common Stock to be issued in the merger?

A:	The shares of BFC’s Class A Common Stock to be issued in the merger will be freely tradeable unless you are an affiliate of Bluegreen or BFC within the meaning of the federal securities laws. This will generally be the case only if you are a director, executive officer or holder of 10% or more of Bluegreen’s or BFC’s outstanding securities.

Q:	What are the material federal income tax consequences of the merger to Bluegreen’s shareholders?

A:	The merger has been structured to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, holders of Bluegreen’s Common Stock should not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Bluegreen’s Common Stock for shares of BFC’s Class A Common Stock.

As described in further detail below, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	Does the board of directors of Bluegreen recommend the approval of the merger agreement?

A:	Yes. The board of directors of Bluegreen designated a special committee comprised of independent directors (the “Bluegreen special committee”) to, among other things, negotiate, review and evaluate the terms and conditions, and determine the advisability of the merger. After such negotiation, review and evaluation, the Bluegreen special committee determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. On the basis of such determination, the Bluegreen special committee recommended that the full board of directors of Bluegreen approve the merger agreement and the merger and recommend to the shareholders of Bluegreen that they approve the merger agreement. In arriving at its determination, the Bluegreen special committee consulted with its legal and financial advisors and considered the factors described under “The Merger—Recommendation of the Bluegreen Board and its Reasons for the Merger.”

After careful consideration of the recommendation of the Bluegreen special committee and careful evaluation and consideration of the merger agreement and the merger, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders, approved the merger and recommends that Bluegreen’s shareholders vote “FOR” the merger agreement. In arriving at its determination, the Bluegreen board of directors also considered the factors described under “The Merger—Recommendation of the Bluegreen Board and its Reasons for the Merger.”

Q:	Does the board of directors of BFC recommend the approval of the merger and the related reverse stock split?

A:	Yes. After careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger and the related reverse stock split and recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split. In arriving at this determination, the board of directors of BFC also consulted with certain members of BFC’s senior management and BFC’s legal and financial advisors and considered the factors described under “The Merger — Recommendation of the BFC Board and its Reasons for the Merger.”

Q:	How do Bluegreen and BFC expect to conduct their respective businesses until the merger is completed and after the merger is completed?

A:	Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) and Bluegreen.

BankAtlantic Bancorp has entered into a definitive agreement to sell its banking subsidiary, BankAtlantic, to BB&T Corporation (“BB&T”). Upon consummation of the transaction, BankAtlantic Bancorp intends to focus its operations on managing the assets to be retained or held by it, whether directly or through its wholly owned subsidiaries, as well as certain of the assets currently held by BankAtlantic which are to be contributed to a newly established limited liability company, the membership interests in which will be held by BB&T and BankAtlantic Bancorp. BankAtlantic Bancorp may also enter into real estate joint ventures, partnerships, or other relationships or arrangements relating to these assets, or participate in the management of real estate development activities. In addition, based on the timing and amount of funds generated, BankAtlantic Bancorp may, in the near-term, make short-term investments and, over time, engage in additional specialty finance and investment activities. Consummation of the transaction is subject to the receipt of all required regulatory approvals and other closing conditions. In addition, during April 2012, a class action complaint was filed which seeks damages as well as declaratory and equitable relief, including an injunction against the transaction. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation.

Q:	Are there risks associated with the merger?

A:	Yes. In evaluating the merger, you should carefully consider the risks discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page and the other information about BFC and Bluegreen contained in this joint proxy statement/prospectus.

Q:	When do the parties expect the merger to be completed?

A:	BFC and Bluegreen are working to complete the merger as quickly as practicable. If the required shareholder approvals are obtained and the other closing conditions are met, then BFC and Bluegreen expect that the merger will be completed during the first half of 2012. However, it is possible that factors, including those outside of BFC’s or Bluegreen’s control, could require them to complete the merger at a later time or not complete it at all.

For a description of certain matters that could delay or prevent the completion of the merger, please read the section entitled “Risk Factors” beginning on page     .

Q:	Should I send in my stock certificates now?

A:	No. If you are a holder of Bluegreen’s Common Stock and the merger is approved and completed, you will receive written instructions from the exchange agent retained for purposes of the merger explaining how to exchange your certificates representing your shares of Bluegreen’s Common Stock for certificates representing the shares of BFC’s Class A Common Stock to which you are entitled as a result of the merger.

In addition, BFC’s shareholders will be requested to exchange their stock certificates representing shares of BFC’s Class A Common Stock for new certificates representing such shares after giving effect to the reverse stock split.

Q:	Can I assert appraisal rights with respect to the merger?

A:	Under the MBCA, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares rather than receive shares of BFC’s Class A Common Stock. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction. Pursuant to the MBCA, the fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder asserting appraisal rights means the value of such shares immediately before the effective date of the merger, excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. To assert and exercise appraisal rights, holders of Bluegreen’s Common Stock must strictly follow the procedures set forth in the MBCA. These procedures are summarized under the section entitled “The Merger — Appraisal Rights” beginning on page . In addition, the text of the applicable provisions of the MBCA is included as Annex F to this joint proxy statement/prospectus. Any holder of Bluegreen’s Common Stock wishing to assert and exercise appraisal rights is urged to consult with his, her or its legal counsel before attempting to assert and exercise those rights. Unless waived by BFC, BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Q:	Are any of BFC’s or Bluegreen’s “named executive officers” entitled to any “golden parachute compensation” in connection with the merger?

A:	No. Neither BFC nor Bluegreen has any arrangement or understanding with its or the other company’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

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QUESTIONS AND ANSWERS ABOUT THE BLUEGREEN SPECIAL MEETING

Q:	Where and when is the Bluegreen special meeting?

A:	The special meeting of Bluegreen’s shareholders will be held at on , 2012 commencing at : .m., local time.

Q:	Who can vote at the meeting?

A:	Record holders of Bluegreen’s Common Stock as of the close of business on , 2012 (the “Bluegreen record date”) may vote at the meeting. As of the close of business on the Bluegreen record date, shares of Bluegreen’s Common Stock were outstanding.

Q:	What will Bluegreen’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of special meeting of Bluegreen’s shareholders, Bluegreen’s shareholders will be asked to consider and vote upon the proposal to approve the merger agreement. In accordance with the MBCA, the merger cannot be completed unless the merger agreement is approved by Bluegreen’s shareholders.

Q:	What are the voting rights of Bluegreen’s shareholders?

A:	Holders of Bluegreen’s Common Stock are entitled to one vote per share on the proposal relating to the merger agreement.

Q:	What are my choices when voting on the merger agreement?

A:	Bluegreen’s shareholders may vote for or against, or abstain from voting on, the merger agreement. Abstentions will have the same effect as votes cast against the merger agreement.

Q:	What vote of Bluegreen’s shareholders is required to approve the merger?

A:	Under the MBCA, approval of the merger agreement requires the affirmative vote of holders of shares of Bluegreen’s Common Stock representing at least 66-2/3% of the shares of such stock outstanding on the Bluegreen record date. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes cast against the merger agreement.

Q:	Have any shareholders of Bluegreen committed to vote for the approval of the merger agreement?

A:	Yes. BFC, which currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock, has committed to vote all of its shares in favor of the merger agreement. Alan B. Levan, who serves as Chairman, Chief Executive Officer and President of BFC and Chairman of Bluegreen, and John E. Abdo, who serves as Vice Chairman of each of BFC and Bluegreen, may be deemed to beneficially own the shares of Bluegreen’s Common Stock held by BFC by virtue of their collective ownership interest in BFC’s Class A Common Stock and Class B Common Stock.

Except for BFC’s agreement to vote its shares of Bluegreen’s Common Stock in favor of the merger agreement, there are no agreements or arrangements pursuant to which any shareholder of Bluegreen has committed to vote for or against the merger agreement. However, it is anticipated that BFC’s and Bluegreen’s respective directors and executive officers, who collectively own and are entitled to vote approximately 0.3% of the outstanding shares of Bluegreen’s Common Stock (other than the shares beneficially owned by Alan B. Levan and John E. Abdo through BFC), will vote their shares of Bluegreen’s Common Stock in favor of the merger agreement although they are not required to do so.

Q:	What is the recommendation of Bluegreen’s board of directors with respect to the merger agreement?

A:	As described above and throughout this joint proxy statement/prospectus, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

Q:	What constitutes a quorum?

A:	A quorum will be present at the meeting if a majority of the shares of Bluegreen’s Common Stock outstanding on the Bluegreen record date are represented, in person or by proxy, at the meeting.

Q:	Who can attend the meeting?

A:	All shareholders of Bluegreen as of the close of business on the Bluegreen record date, or their duly appointed proxies, may attend the Bluegreen special meeting, and each may be accompanied by one guest. Shareholders who wish to attend the meeting may contact the information agent for directions. (See “Who can help answer my questions?” below)

IF YOU ATTEND, PLEASE NOTE THAT YOU MAY BE ASKED TO PRESENT VALID PICTURE IDENTIFICATION, SUCH AS A DRIVER’S LICENSE OR PASSPORT. CAMERAS, RECORDING DEVICES AND OTHER ELECTRONIC DEVICES WILL NOT BE PERMITTED AT THE MEETING. SHAREHOLDERS SHOULD BRING THE ADMISSION TICKET ATTACHED TO THEIR PROXY CARD IN ORDER TO FACILITATE THEIR REGISTRATION PROCESS AT THE MEETING. PLEASE ALSO NOTE THAT IF YOU HOLD YOUR SHARES IN “STREET NAME” AND, THEREFORE, YOU DID NOT RECEIVE AN ADMISSION TICKET, YOU WILL NEED TO BRING A COPY OF THE BROKERAGE STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE CLOSE OF BUSINESS ON THE BLUEGREEN RECORD DATE SO THAT YOU CAN REGISTER AT THE MEETING.

Even if you currently plan to attend the meeting, Bluegreen recommends that you also submit your vote or proxy in advance of the meeting.

Q:	May I vote in person?

A:	If your shares of Bluegreen’s Common Stock are registered directly in your name with Bluegreen’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by Bluegreen. If you are a Bluegreen shareholder of record, you may attend the Bluegreen special meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of Bluegreen’s Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Bluegreen special meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Bluegreen special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares without instructions from me?

A:	No. Because the proposal relating to the merger agreement is not considered a “routine matter,” if your shares of Bluegreen’s Common Stock are held in “street name” and you do not timely provide voting instructions to your broker or nominee, then your broker or nominee may not vote your shares in its discretion at the meeting. Accordingly, your broker will vote your shares for you only if you provide voting instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted on the merger agreement and will effectively count as a vote against the merger agreement.

Q:	What happens if I do not attend the Bluegreen special meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the proxy card so that your shares may be represented at the Bluegreen special meeting.

All properly signed and dated proxies received by Bluegreen prior to the vote at the meeting that do not contain any direction as to how to vote in regards to the merger agreement will be voted “FOR” the merger agreement.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. If you are the record owner of your shares, you may revoke your proxy by providing written notice of revocation addressed to, or in person to, Anthony M. Puleo, Secretary, at Bluegreen’s principal executive offices set forth on the notice of special meeting accompanying this joint proxy statement/prospectus. Record holders may also submit a new valid proxy bearing a later date or transmit new voting instructions in accordance with the voting procedures described on the proxy card. To be valid, any such revocation notice or new proxy card must be received, and any new voting instructions must be transmitted, in each case by no later than 11:59 p.m., local time, on the date immediately preceding the Bluegreen special meeting. In addition, record holders may revoke previously granted proxies or change their vote by attending the Bluegreen special meeting and voting in person, although attendance at the meeting will not by itself revoke a previously granted proxy.

If you hold your shares in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the Bluegreen special meeting?

A:	No. The only matter to be acted upon at the Bluegreen special meeting is the proposal to approve the merger agreement.

Q:	Who can help answer my questions?

A:	If you are a Bluegreen shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger or the Bluegreen special meeting, including the procedures for voting your shares, you should contact Georgeson Inc. (“Georgeson”), the information agent for the merger, at (888) 613-9988.

QUESTIONS AND ANSWERS ABOUT THE BFC SPECIAL MEETING

Q:	Where and when is the BFC special meeting?

A:	The special meeting of BFC’s shareholders will be held at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309 on , 2012 commencing at : .m., local time.

Q:	Who can vote at the meeting?

A:	Record holders of BFC’s Class A Common Stock and record holders of BFC’s Class B Common Stock as of the close of business on , 2012 (the “BFC record date”) may vote at the meeting. As of the close of business on the BFC record date, shares of BFC’s Class A Common Stock and shares of BFC’s Class B Common Stock were outstanding.

Q:	What will BFC’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of special meeting of BFC’s shareholders, BFC’s shareholders will be asked to consider and vote upon the merger and the reverse stock split. The merger cannot be completed unless BFC’s shareholders approve the merger and the reverse stock split.

Q:	What are the voting rights of BFC’s shareholders?

A:	BFC’s shareholders will vote together as a single class on the proposal relating to the merger and the proposal relating to the reverse stock split. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote per share on each proposal, with all holders of BFC’s Class A Common Stock having in the aggregate 22% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, will be calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to votes on each proposal. The holders of BFC’s Class B Common Stock will also be entitled to vote separately on the reverse stock split.

Q:	What are my choices when voting at the meeting?

A:	BFC’s shareholders may vote for or against, or abstain from voting on, the merger. BFC’s shareholders may also vote for or against, or abstain from voting on, the reverse stock split. Abstentions will have the same effect as votes cast against the proposal as to which the shareholder is abstaining.

Q:	What vote of BFC’s shareholders is required to approve the merger?

A:	The merger will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes against the merger.

Q:	What vote of BFC’s shareholders is required to approve the reverse stock split?

A:	The reverse stock split will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In addition, the reverse stock split also requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes against the reverse stock split.

Q:	How many shares of BFC’s Class A Common Stock and Class B Common Stock do BFC’s executive officers and directors collectively own?

A:

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 16% of the outstanding shares of BFC’s Class A Common Stock and approximately 86% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 71% of the total voting power of BFC. Messrs. Abdo and Levan have indicated their intention to vote their shares of BFC’s Class A Common Stock and

Class B Common Stock in favor of the merger and the reverse stock split. If Messrs. Levan and Abdo vote their shares as indicated, then the approval of the merger and the reverse stock split by BFC’s shareholders is assured.

Including the shares of BFC’s Class A Common Stock and Class B Common Stock owned, directly or indirectly, by Messrs. Levan and Abdo, BFC’s executive officers and directors and their respective affiliates collectively own and are entitled to vote 12,471,398 shares, or approximately 18%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86%, of BFC’s Class B Common Stock. These shares collectively represent approximately 71% of the general voting power of BFC.

Q:	What is the recommendation of BFC’s board of directors with respect to the merger and the reverse stock split?

A:	As described above and throughout this joint proxy statement/prospectus, the board of directors of BFC recommends a vote “FOR” the merger. The board of directors of BFC also recommends a vote “FOR” the reverse stock split.

Q:	What constitutes a quorum?

A:	The presence at the meeting, in person or by proxy, of holders of shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s voting power as of the BFC record date will constitute a quorum. To act on the reverse stock split, holders of a majority of shares of BFC’s Class B Common Stock outstanding as of the BFC record date are also required to be present at the meeting, in person or by proxy.

Q:	May I vote in person?

A:	If your shares of BFC’s Class A Common Stock or Class B Common Stock are registered directly in your name with BFC’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by BFC. If you are a BFC shareholder of record, you may attend the BFC special meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of BFC’s Class A Common Stock or Class B Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the BFC special meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares without instructions from me?

A:	No. Because the proposals relating to the merger and the reverse stock split are not considered “routine matters,” if your shares of BFC’s Class A Common Stock or Class B Common Stock are held in “street name” and you do not timely provide voting instructions to your broker or nominee, then your broker or nominee may not vote your shares in its discretion on the proposals. Accordingly, your broker will vote your shares for you on the merger and the reverse stock split only if you provide instructions to your broker on how to vote your shares on those proposals. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the meeting and will effectively count as votes against the merger and the reverse stock split.

Q:	What happens if I do not attend the meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger and the reverse stock split.

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Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card so that your shares may be represented at the meeting. All properly signed and dated proxies received by BFC prior to the votes at the meeting that do not contain any direction as to how to vote in regards to the merger and/or the reverse stock split will be voted “FOR” the merger and/or the reverse stock split, as applicable.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. If you are the record owner of your shares, you can do this in one of three ways. First, you can send a written notice to BFC’s Secretary stating that you would like to revoke your proxy. Second, you can complete and submit by mail a new valid proxy bearing a later date or transmit new voting instructions by telephone or internet as described on the proxy card. Third, you can attend the meeting and vote in person; however, attendance at the meeting will not in and of itself constitute revocation of a previously executed proxy.

If you are not the record owner of your shares and your shares are held in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the BFC special meeting?

A:	No. The only matters to be acted upon at the meeting are the proposal to approve the merger and the proposal to approve the reverse stock split.

Q:	Who can help answer my questions?

A:	If you are a BFC shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, the reverse stock split or the BFC special meeting, including the procedures for voting your shares or directions to the meeting, you should contact Georgeson, the information agent for the merger, at (888) 613-9988.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire joint proxy statement/prospectus together with all annexes hereto. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

BFC (page     )

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, FL 33309

(954) 940-4900

BFC is a diversified holding company whose principal holdings include controlling interests in BankAtlantic Bancorp and Bluegreen, and a non-controlling interest in Benihana, Inc. (“Benihana”). Historically, BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. However, in the short term, BFC has focused on providing strategic support to its existing investments with a view to the improved performance of the organization as a whole.

As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” and, as such, was historically examined and regulated by the Office of Thrift Supervision (the “OTS”). Effective July 21, 2011, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell BankAtlantic to BB&T. The November 1, 2011 agreement required that BankAtlantic Bancorp fund amounts necessary to pay the outstanding deferred interest on its outstanding trust preferred securities (sometimes hereinafter referred to as the “TruPs”) through closing, but did not provide for the assumption by BB&T of any obligations with respect to the TruPs. Following the announcement of the agreement on November 1, 2011, holders of direct or indirect interests in the TruPs filed an action in the Court of Chancery of the State of Delaware, and certain of the trustees under the indentures underlying the TruPs sent notices of default or joined in the action, seeking a declaration that the transaction contemplated by the November 1, 2011 agreement violated certain covenants contained in the TruPs indentures and that the assumption of the TruPs by BB&T was required. On February 27, 2012, the Court of Chancery of the State of Delaware entered an injunction prohibiting the sale of BankAtlantic pursuant to the terms of the November 1, 2011 agreement.

On March 13, 2012, BankAtlantic Bancorp and BB&T entered into an amendment to the agreement pursuant to which, among other things, BB&T agreed to assume the approximately $285 million in principal amount of outstanding TruPs. BankAtlantic Bancorp remained obligated to pay at the closing of the transaction all interest accrued on the TruPs through closing, and BankAtlantic Bancorp agreed to pay or escrow certain legal fees and expenses with respect to the TruPs-related litigation. In addition, the November 1, 2011 agreement contemplated that BankAtlantic would contribute to a wholly owned subsidiary (“Retained Assets, LLC”) specifically identified assets, including certain performing and non-performing loans and tax certificates, real estate owned and related reserves as well as previously written off assets, which in the aggregate were recorded on the balance sheet of BankAtlantic at approximately $624 million as of September 30, 2011. Prior to the closing of the transaction, BankAtlantic will distribute 100% of the membership interests in Retained Assets,

LLC to BankAtlantic Bancorp. Based on BB&T’s agreement to assume the approximately $285 million in principal amount of outstanding TruPs, BankAtlantic Bancorp and BB&T agreed that certain of the assets initially contemplated to be contributed to Retained Assets, LLC will, as described below, now be distributed to a separate newly established limited liability company (“Newco LLC”), and that BankAtlantic would contribute to Retained Assets, LLC the balance of the assets, including approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) and all rights, claims and judgments with respect to previously written-off assets (collectively, the “Retained Assets”). BankAtlantic will contribute to Newco LLC approximately $424 million of loans and $17 million of real estate owned and other assets, net (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) (collectively, the “Newco LLC Assets”). At the closing of the transaction, BB&T will receive a 95% preferred interest in the cash flows of Newco LLC, which it will continue to hold until such time as it has recovered $285 million in preference amount plus a priority return of LIBOR plus 200 basis points per annum. At that time, BB&T’s interest in Newco LLC will terminate, and BankAtlantic Bancorp, which will initially hold a 5% preferred interest in the cash flows of Newco LLC, will thereafter be entitled to any and all residual amounts. The Newco LLC Assets are expected to be monetized over a period of seven years, or longer provided BB&T’s preference amount is repaid within such seven-year period. BankAtlantic Bancorp has also agreed to provide BB&T with an incremental $35 million guarantee to further assure BB&T’s recovery of the $285 million preference amount within seven years.

The transaction is anticipated to close during the second quarter of 2012; however, closing is subject to the receipt of all required regulatory approvals and other closing conditions. In addition, during April 2012, a class action complaint was filed which alleges, among other things, that BankAtlantic Bancorp’s directors breached their fiduciary duties by causing or permitting BankAtlantic Bancorp to sell substantially all of its assets to BB&T under the terms of the agreement, as amended on March 13, 2012. The complaint seeks damages as well as declaratory and equitable relief, including an injunction against the transaction. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation.

Net loss attributable to BFC was approximately $11.3 million for the year ended December 31, 2011.

Bluegreen (page     )

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

Bluegreen is a sales, marketing and management company, primarily focused on the vacation ownership industry. Bluegreen’s business has historically been conducted through two operating segments — Bluegreen’s resorts business segment (“Bluegreen Resorts”) and Bluegreen’s residential communities business segment (“Bluegreen Communities”). Bluegreen’s continuing operations relate to Bluegreen Resorts.

Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by Bluegreen or developed by others, in which case Bluegreen earns fees for providing these services. VOIs in Bluegreen’s resorts and those sold by Bluegreen on behalf of others typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of Bluegreen’s 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to Bluegreen. For the year ended December 31, 2011,

Bluegreen Resorts generated segment operating profit of $61.4 million. Bluegreen defines segment operating profit as operating profit from continuing operations prior to the allocation of corporate overhead, interest income, other income or expense, interest expense, income taxes, non-controlling interests, restructuring charges, goodwill impairment charges and cumulative effect of change in accounting principles.

Bluegreen Communities acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities. Bluegreen Communities also has realty and daily-fee golf course operations. During June 2011, Bluegreen’s board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation. On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash and an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) that Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement.

Net loss attributable to Bluegreen was approximately $17.3 million for the year ended December 31, 2011.

The Merger

Overview (page     )

On November 11, 2011, BFC and Bluegreen entered into the merger agreement, which is the legal document governing the merger. Subject to the terms and conditions of the merger agreement, Bluegreen will be merged with and into a recently formed wholly-owned subsidiary of BFC. Upon the completion of the merger, Bluegreen’s separate corporate existence will cease and its Common Stock will no longer be publicly traded.

The Merger Consideration (page     )

At the effective time of the merger, each outstanding share of Bluegreen’s Common Stock (other than shares owned by BFC and holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) will be converted automatically into the right to receive eight shares of BFC’s Class A Common Stock, subject to adjustment in connection with the reverse stock split as described below (the “exchange ratio”). The shares of BFC’s Class A Common Stock to be received in exchange for shares of Bluegreen’s Common Stock are sometimes hereinafter referred to as the “merger consideration.” The closing price of BFC’s Class A Common Stock on November 11, 2011, the last trading day prior to the public announcement of the merger agreement, and on             , 2012, the last trading day prior to the date of this joint proxy statement/prospectus, was $0.57 per share and $            per share, respectively. The closing price of Bluegreen’s Common Stock on those days was $2.04 per share and $            per share, respectively. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

Treatment of Bluegreen Restricted Stock Awards and Stock Options Outstanding under Bluegreen’s Stock Incentive Plans (page     )

Upon consummation of the merger, each of Bluegreen’s stock incentive plans currently in effect will be assumed by BFC and all outstanding restricted stock awards issued thereunder will be converted into restricted stock awards of shares of BFC’s Class A Common Stock on the same terms and conditions and with the same restrictions, but with appropriate adjustments made to the number of shares subject to such restricted stock awards based on the exchange ratio. All options to purchase shares of Bluegreen’s Common Stock outstanding at the effective time of the merger will be converted automatically into options to purchase shares of BFC’s Class A Common Stock on the same terms and conditions, with appropriate adjustments made to the number of shares and the exercise price under those options based on the exchange ratio.

Conditions to Consummation of the Merger (page     )

Consummation of the merger is subject to a number of conditions, including the receipt by Bluegreen and BFC of the shareholder approvals described herein and BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. In addition, the following conditions, among others, must be satisfied before the merger can be completed:

•

holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA;

•	the receipt of all consents and approvals reasonably necessary to consummate the merger and continue in full force and effect certain of Bluegreen’s material contracts;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•

the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness; and

•	the representations and warranties of each of BFC and Bluegreen contained in the merger agreement being true and correct, subject to certain materiality qualifications.

Notwithstanding the foregoing, the board of directors of either BFC or Bluegreen may, in its sole discretion and to the extent permitted by applicable law, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled, provided that the condition requiring the listing of BFC’s Class A Common Stock on a national securities exchange may not be waived.

As the exchange ratio was agreed upon without regard to BankAtlantic Bancorp’s agreement to sell BankAtlantic to BB&T and the positive impact that the announcement of such agreement had on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. In addition, the closing of Bluegreen’s proposed sale of substantially all of the assets comprising Bluegreen Communities to Southstar is not a condition precedent to the merger.

BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

In addition, certain of Bluegreen’s outstanding facilities with Wells Fargo Bank, N.A. (“Wells Fargo”) and Resort Finance America, LLC (“RFA”), which had an aggregate outstanding balance of approximately $21.1 million at December 31, 2011, require the prior consent of the lenders to the merger. RFA has indicated to Bluegreen that, subject to definitive documentation, it intends to consent to the merger. However, the Wells Fargo loan ($19.9 million outstanding as of December 31, 2011) will be due upon the earlier of June 30, 2012 or the closing of the merger.

Trading of BFC’s Class A Common Stock and Deregistration of Bluegreen’s Common Stock (page     )

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As described above, the closing of the merger is conditioned upon, among other things, BFC’s

Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

If the merger is consummated, all of the shares of Bluegreen’s Common Stock will be canceled, and Bluegreen’s Common Stock will no longer be listed for trading on the NYSE or registered under the Exchange Act.

Reverse Stock Split (page     )

In connection with requirement that BFC’s Class A Common Stock be listed for trading on a national securities exchange at the effective time of the merger, it is expected that BFC will need to effect a reverse stock split in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The merger consideration will be ratably adjusted to reflect the reverse stock split. Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. No shareholder of BFC or Bluegreen will be “cashed out” as a result of the reverse stock split. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. BFC’s shareholders will be asked at the BFC special meeting to separately vote on and approve the reverse stock split.

Articles of Incorporation and Bylaws of BFC Following the Merger (page     )

In accordance with the FBCA, the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which BFC expects to do by filing Second Amended and Restated Articles of Incorporation with the Florida Department of State. In addition to effecting the reverse stock split, the Second Amended and Restated Articles of Incorporation will delete certain historical provisions which are no longer applicable to BFC. In addition, BFC’s board of directors has approved an amendment to BFC’s Bylaws which, effective upon consummation of the merger and in connection with the appointment at that time of the six directors of Bluegreen who are not currently directors of BFC, will increase the maximum number of members of the board of directors of BFC from 15 to 20. Shareholder approval of the amendment to BFC’s Bylaws is not required. The Form of BFC’s Second Amended and Restated Articles of Incorporation and the Form of BFC’s Bylaws, as proposed to be amended, are as set forth on Annexes D and E, respectively, and you are urged to read them carefully.

Board of Directors and Executive Officers of BFC Following the Merger (page     )

Currently, there are eleven persons serving on the board of directors of BFC, each of whom is expected to continue to serve as a director of BFC following the merger. Additionally, in connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to the board of directors of BFC at the effective time of the merger. As of the date of this joint proxy statement/prospectus, no determination has been made as to the changes, if any, to be made to the constitution of the committees of BFC’s board of directors.

The executive officers of BFC in office immediately prior to the effective time of the merger are currently expected to continue to hold the same positions upon completion of the merger.

Ownership of BFC Following the Merger (page     )

Based on the number of outstanding shares of Bluegreen’s Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, and assuming no holders of Bluegreen’s Common Stock choose to assert and exercise their appraisal rights, immediately following the merger, Bluegreen’s shareholders (other than BFC) and BFC’s shareholders will own approximately 62% and 38%, respectively, of the then-outstanding shares of BFC’s Class A Common Stock and 60% and 40%, respectively, of BFC’s then-total outstanding common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 96% and 4%, respectively, of the total outstanding common equity of BFC.

Operations of Bluegreen and BFC Prior to and After the Effective Time of the Merger (page     )

Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp and Bluegreen. Upon consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T, BankAtlantic Bancorp intends to focus its operations on managing the Retained Assets, which includes approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) and all rights, claims and judgments with respect to previously written-off assets, as well as approximately $73 million of commercial nonaccrual loans to be held by Newco LLC. BankAtlantic Bancorp will also continue to manage the assets held by its wholly owned asset workout subsidiary, which currently consists of approximately $20 million of loans and real estate owned. BankAtlantic Bancorp may also enter into real estate joint ventures, partnerships, or other relationships or arrangements relating to these assets, or participate in the management of real estate development activities. In addition, based on the timing and amount of funds generated, BankAtlantic Bancorp may, in the near-term, make short-term investments and, over time, engage in additional specialty finance and investment activities.

Termination of Bluegreen’s Shareholder Rights Plan; Exemption of Merger from Operation of BFC’s Shareholder Rights Plan (page     )

Bluegreen has in place a shareholder rights plan which its board of directors adopted to protect its shareholders from coercive or otherwise unfair takeover tactics. In general terms, Bluegreen’s shareholder rights plan currently imposes a significant penalty upon any person or group which, without the prior approval of Bluegreen’s board of directors, acquires beneficial ownership of shares of Bluegreen’s Common Stock, which together with all other shares of Bluegreen’s Common Stock owned by the person or group, represents 10% or more of the outstanding shares of such stock. Under the terms of the shareholder rights plan, BFC is excepted as an acquiring person from the operation of the plan. Further, Bluegreen’s board of directors has approved the merger, which, under the terms of the shareholder rights plan, makes the shareholder rights plan inapplicable to the merger. In any event, Bluegreen’s shareholder rights plan will be terminated at the effective time of the merger.

BFC also currently has in place a shareholder rights plan. BFC’s shareholder rights plan was adopted in an effort to preserve BFC’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan is designed to prevent BFC from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that, without the approval of BFC’s board of directors, acquires beneficial ownership of shares of BFC’s Class A Common Stock or Class B Common Stock, which together with all other shares of BFC’s Class A Common Stock and Class B Common Stock owned by the person or group, represents 5% or more of the outstanding shares of BFC’s Class A Common Stock and Class B Common Stock. BFC’s board of directors has exempted the merger from the operation of BFC’s shareholder rights plan.

With each share of BFC’s Class A Common Stock that Bluegreen’s shareholders receive in the merger, Bluegreen’s shareholders will also receive an associated preferred share purchase right in accordance with BFC’s shareholder rights plan. See the sections of this joint proxy statement/prospectus entitled “Comparison of Rights of Common Shareholders of BFC and Bluegreen” and “Information About BFC — Description of Capital Stock” for additional information regarding BFC’s shareholder rights plan and the preferred share purchase rights.

Appraisal Rights (page     )

Under the MBCA, holders of Bluegreen’s Common Stock who do not vote for the approval of the merger agreement and who properly exercise their appraisal rights with respect to the merger will be entitled to receive a cash payment equal to the “fair value” of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction. Pursuant to the MBCA, fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder exercising appraisal rights means the value of such shares immediately before the effective date of the merger excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Merely voting against the approval of the merger agreement will not serve to assert the appraisal rights of a holder of Bluegreen’s Common Stock under the MBCA. In addition, a proxy submitted by a record holder of Bluegreen’s Common Stock not marked “Against” or “Abstain” will be voted “For” the approval of the merger agreement and, accordingly, will result in the waiver of such record holder’s appraisal rights. In addition to not voting, or causing or permitting to be voted, any of their shares of Bluegreen’s Common Stock in favor of the merger, Bluegreen’s shareholders who wish to exercise appraisal rights must comply with the other requirements under the MBCA for exercising and perfecting appraisal rights, as described in the section of this joint proxy statement/prospectus entitled “The Merger — Appraisal Rights” beginning on page     . These requirements include, among others, that the shareholder deliver to Bluegreen, before the time of the vote on the merger agreement is taken, written notice of the shareholder’s intent to demand payment for his, her or its shares of Bluegreen’s Common Stock if the merger is completed. This written notice must be delivered to Anthony M. Puleo, Senior Vice President, Chief Financial Officer, Treasurer and Secretary, Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested. Annex F to this joint proxy statement/prospectus contains the full text of Sections 13.01 through 13.31 of the MBCA, which relate to appraisal rights. You are encouraged to read these provisions carefully and in their entirety. BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Risks (page     )

In evaluating the merger, you should carefully read this joint proxy statement/prospectus in its entirety, including all of the annexes hereto, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page     .

Recommendations of Bluegreen’s Special Committee and Board of Directors (page     )

The board of directors of Bluegreen designated a special committee comprised of independent directors to, among other things, negotiate, review and evaluate the terms and conditions, and, with the assistance of its legal counsel and financial advisor, determine the advisability of, the merger. After such negotiation, review and evaluation, as well as consideration of the opinion of its financial advisor, the Bluegreen special committee determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. On the basis of such determination, the Bluegreen special committee recommended that the full board of directors of Bluegreen approve, and recommend to the shareholders of Bluegreen that they approve, the merger agreement.

After careful evaluation and consideration of the merger agreement and the recommendation of the Bluegreen special committee, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen approved the merger agreement and recommends that Bluegreen’s shareholders vote “FOR” the approval of the merger agreement.

To review the background of, and Bluegreen’s reasons for, the merger, as well as certain risks related to the merger, see, in particular, the sections of this joint proxy statement/prospectus entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the Bluegreen Board and its Reasons for the Merger” and “Risk Factors.”

Opinion of the Financial Advisor to the Bluegreen Special Committee (page     )

On November 11, 2011, Cassel Salpeter & Co., LLC, financial advisor to Bluegreen’s special committee (“Cassel Salpeter”), rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated November 11, 2011), as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates (sometimes hereinafter referred to as “Bluegreen’s unaffiliated shareholders”) of the exchange ratio in the merger pursuant to the merger agreement.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee and only addressed the fairness, from a financial point of view, to Bluegreen’s unaffiliated shareholders of the exchange ratio in the merger pursuant to the merger agreement. It does not address any other aspect or implication of the merger. Cassel Salpeter has consented to the inclusion of its written opinion in this joint proxy statement/prospectus. The full text of Cassel Salpeter’s written opinion, dated as of November 11, 2011, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Cassel Salpeter in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Further, the summary of Cassel Salpeter’s opinion and related analyses contained herein is qualified in its entirety by reference to the full text of the opinion. Neither Cassel Salpeter’s opinion nor such summary is intended to be, and neither constitutes, a recommendation to any of Bluegreen’s shareholders or any other security holder as to how they should vote or act with respect to any matter relating to the merger or otherwise.

Recommendation of BFC’s Board of Directors (page     )

After careful evaluation and consideration of the merger agreement and the opinion of its financial advisor, the board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger and recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

To review the background of, and BFC’s reasons for, the merger, as well as certain risks related to the merger, see, in particular, the sections of this joint proxy statement/prospectus entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the BFC Board and its Reasons for the Merger” and “Risk Factors.”

Opinion of the Financial Advisor to BFC’s Board of Directors (page     )

JMP Securities LLC, financial advisor to BFC’s board of directors (“JMP Securities”), delivered its opinion to BFC’s board of directors to the effect that, as of the date of its opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock.

The full text of JMP Securities’ opinion, dated November 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus, and JMP Securities has consented to such herein. JMP Securities’ opinion is directed to the board of directors of BFC in connection with its consideration of the merger. JMP Securities’ opinion is not a recommendation as to how BFC’s shareholders should vote at BFC’s special meeting. You are urged to read JMP Securities’ opinion carefully and in its entirety.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals (page     )

The merger agreement contains restrictions on the ability of each of BFC and Bluegreen to, among other things, solicit, negotiate and discuss with third parties other proposals relating to the acquisition of the companies.

Notwithstanding these restrictions, if at any time prior to the effective time of the merger, Bluegreen’s special committee or board of directors or BFC’s board of directors receives an unsolicited, bona fide written acquisition proposal not in violation of the “no solicitation” provisions of the merger agreement and Bluegreen’s special committee or board of directors or BFC’s board of directors, as the case may be, reasonably determines in good faith, after consultation with their financial, legal and other advisors, that such proposal will result in, or is reasonably expected to result in, a more favorable proposal to the applicable company’s shareholders from a financial point of view than the merger or other revised proposal submitted by BFC or Bluegreen and is reasonably capable of being consummated on the terms proposed, then, after receiving the advice of outside counsel that it may be necessary to take such actions to comply with its fiduciary duties under applicable law, Bluegreen or BFC, as the case may be, may (i) furnish information about its business to the person making such proposal and (ii) participate in discussions or negotiations regarding such proposal with the person making such proposal.

Change of the Recommendation of the Board of Directors of BFC or Bluegreen (page     )

The merger agreement provides that the board of directors of BFC and Bluegreen may withhold, withdraw, modify or change its recommendation of the advisability of the merger or approve or recommend any other acquisition or similar proposal only if, at any time prior to the effective time of the merger, a superior proposal (as described above) was received without violation of the “no solicitation” provisions of the merger agreement and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines in good faith and after consultation with their financial advisors and legal counsel that the failure to take such actions would be inconsistent with their fiduciary duties under applicable law.

Interests of Certain Persons in the Merger (page     )

Shareholders should note that some directors and executive officers of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s shareholders generally. Specifically, Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 72% of the general voting power and approximately 24% of the total common stock of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, Messrs. Levan and Abdo may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 100,100 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After the completion of the merger, Messrs. Levan and Abdo are expected to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 70% of the general voting power and approximately 10% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. Following the merger, BFC’s directors and executive officers will continue to receive compensation, including equity-based compensation, from BFC for their services. Each of BFC’s board of directors and Bluegreen’s special committee and board of directors was aware of these interests.

Regulatory Matters (page     )

BFC must comply with applicable federal and state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

BFC is also currently subject to regulation by the Federal Reserve, and as such, there are limitations on the amount of shares of BFC’s Class A Common Stock that an individual or company can own without obtaining regulatory approval. Bluegreen’s shareholders are urged to read the description of those limitations contained on page      in order to determine if they are required to obtain regulatory approval relating to the ownership of BFC’s Class A Common Stock.

In addition, as described above, BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

BankAtlantic Bancorp is also subject to regulation by the Federal Reserve, and BankAtlantic is subject to regulation by the Office of the Comptroller of the Currency (the “OCC”). During February 2011, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS, the supervisory authority of which is now held by the Federal Reserve in the case of BankAtlantic Bancorp and the OCC in the case of BankAtlantic. See “Recent Developments” beginning on page      for further information regarding these Cease and Desist Orders. In addition, during January 2012, the SEC brought a civil action against BankAtlantic Bancorp and its Chief Executive Officer alleging violations of provisions of federal securities laws. BankAtlantic Bancorp believes that it and its Chief Executive Officer fully complied with applicable law and intends to vigorously defend the litigation. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” beginning on page      for further information regarding this litigation.

Resale of BFC’s Class A Common Stock (page     )

The shares of BFC’s Class A Common Stock to be issued in connection with the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Bluegreen shareholder who may be deemed to be an affiliate of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger.

Comparison of Rights of Common Shareholders of BFC and Bluegreen (page     )

Bluegreen’s shareholders, whose rights are currently governed by Massachusetts law, Bluegreen’s Restated Articles of Organization and Bluegreen’s Amended and Restated Bylaws, in each case as amended, will, upon consummation of the merger and provided they do not exercise and perfect their appraisal rights, become holders of BFC’s Class A Common Stock, and their rights will be governed by Florida law and BFC’s Second Amended and Restated Articles of Incorporation and Bylaws, as amended.

Litigation Regarding the Merger (page     )

Purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate have been filed in the 15th Judicial Circuit in and for Palm Beach County, Florida and the Superior Court for Suffolk County in the Commonwealth of Massachusetts. BFC and Bluegreen believe that the lawsuits are without merit and intend to defend against them vigorously.

Material U.S. Federal Income Tax Consequences of the Merger (page     )

The merger has been structured to qualify as a tax-free “reorganization” under Section 368(a) of the Code. Accordingly, a holder of Bluegreen’s Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of his, her or its shares of Bluegreen’s Common Stock for shares of BFC’s Class A Common Stock. Each holder of Bluegreen’s Common Stock will have a tax basis in the shares of BFC’s Class A Common Stock that he, she or it receives in the merger equal to his, her or its current tax basis in his, her or its shares of Bluegreen’s Common Stock.

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (“Stearns Weaver”) will issue an opinion to BFC and Bluegreen as of the effective date of the merger to the effect that the merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code and that BFC and Bluegreen will each be a party to that “reorganization” under Section 368(b) of the Code.

As described in further detail below, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction.

This summary may not be applicable to all holders of Bluegreen’s Common Stock. You should read the section of this joint proxy statement/prospectus entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You are urged to consult your tax advisor to determine the tax consequences of the merger to you.

Anticipated Accounting Treatment (page     )

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BFC.

Termination of the Merger Agreement (page     )

The merger agreement may be terminated at any time prior to the effective time of the merger upon the mutual written consent of BFC and Bluegreen. In addition, each of BFC and Bluegreen may terminate the merger agreement under certain circumstances, including, without limitation:

•	if the requisite shareholder approvals are not obtained and all other conditions to closing are not satisfied or, to the extent permitted by applicable law, waived at the effective time of the merger;

•	if the merger has not been consummated by June 30, 2012, or provided the parties are proceeding in good faith to consummate the merger, September 30, 2012;

•	if any order, decree, ruling or other judgment issued by any court or other governmental entity prohibiting the consummation of the merger is in effect and has become final and nonappealable;

•	if JMP Securities, in the case of BFC, or Cassel Salpeter, in the case of Bluegreen, withdraws, revokes, annuls or materially modifies its fairness opinion; or

•

if Bluegreen’s special committee or board of directors or BFC’s board of directors determines to approve or recommend another acquisition or similar proposal after complying with the “no solicitation” provisions of the merger agreement or withholds or withdraws its recommendation of the merger in a manner adverse to the other company.

Market Prices and Dividend Information

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” Bluegreen’s Common Stock is listed for trading on the NYSE under the trading symbol “BXG.” As described above, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger.

The following table sets forth the closing prices for BFC’s Class A Common Stock and Bluegreen’s Common Stock, as quoted on the Pink Sheets and NYSE, respectively, on November 11, 2011, the last trading day before the public announcement of the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Bluegreen’s Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on those dates, applying the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

	BFC’s Class A Common Stock	Bluegreen’s Common Stock	Equivalent Value of Bluegreen’s Common Stock
November 11, 2011	$0.57	$2.04	$4.56
, 2012	$—	$—	$—

The above table shows only historical comparisons. These comparisons may not provide meaningful information to BFC’s and Bluegreen’s shareholders in determining whether to approve the merger. Shareholders of BFC and Bluegreen are urged to obtain current market quotations and to carefully review the other information contained in this joint proxy statement/prospectus prior to voting their shares.

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. In addition, BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, declare or make any dividends or other capital distributions. During the quarter ended September 30, 2011, BFC received from the Federal Reserve a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. BFC’s board of directors declared the $187,500 dividend payable with respect to its outstanding 5% Cumulative Preferred Stock for the quarter ended December 31, 2011, subject to receipt of the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding 5% Cumulative Preferred Stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a “unitary savings and loan holding company.” Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding 5% Cumulative Preferred Stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in BFC’s consolidated statement of financial condition as of December 31, 2011.

The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

While BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock, there is no assurance that it will do so. Future declaration and payment of cash dividends with respect to

BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC and, as described above, is currently subject to regulatory restrictions.

Bluegreen did not pay any cash or stock dividends during the years ended December 31, 2010 or 2011. Certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends on Bluegreen’s Common Stock and Bluegreen’s ability to repurchase shares. In addition there is no assurance that Bluegreen’s future credit facilities will not contain similar terms. Subject to such restrictions, Bluegreen’s board of directors may consider the possibility of paying cash dividends at some point in the future. However, any decision by Bluegreen’s board of directors to pay dividends will be based on Bluegreen’s cash position and operating and capital needs. There is no assurance that Bluegreen will pay cash dividends to its shareholders in the foreseeable future.

Comparative Per Share Data

The following table sets forth historical per share information of BFC and Bluegreen. The table also sets forth pro forma per share information after giving effect to (i) the merger as an equity transaction and (ii) both the merger as an equity transaction and BankAtlantic Bancorp’s sale of BankAtlantic to BB&T. The pro forma equivalent information of Bluegreen was derived by multiplying BFC’s pro forma basic and diluted net income per common share from continuing operations for the year ended December 31, 2011 and BFC’s pro forma book value per common share as of December 31, 2011, in each case by the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock. The pro forma and pro forma equivalent information give effect to the transactions as if they were consummated on January 1, 2011 with respect to the net income per common share from continuing operations data, and as if they were consummated on December 31, 2011 in the case of the book value per common share data. You should not rely on this information as being indicative of the historical results that would have been achieved had these transactions occurred on the assumed dates or the future results that BFC will experience in the event these transactions are consummated. The pro forma per share data has been derived from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes included in this joint proxy statement/prospectus. The historical per share data has been derived from and should be read in conjunction with the historical consolidated financial statements of BFC and Bluegreen and related notes included in this joint proxy statement/prospectus.

	December 31, 2011
	BFC Financial Corporation			Bluegreen Corporation
	Historical	Pro Forma for Merger Only	Pro Forma Combined for Merger and BankAtlantic Transaction	Historical	Pro Forma Equivalent for Merger Only	Pro Forma Equivalent Combined for Merger and BankAtlantic Transaction

Net income per common share from continuing operations:
Basic	$0.15	$0.14	$—	$0.91	$1.12	$—
Diluted	$0.15	$0.14	$—	$0.88	$1.12	$—
Book value per common share	$1.55	$0.82	$1.65	$8.61	$6.56	$13.20

BFC did not pay any dividends on its Class A Common Stock and Bluegreen did not pay any dividends on its Common Stock during the year ended December 31, 2011. See the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends” for further information regarding the companies’ respective dividend payment histories and policies, including current restrictions on each company’s ability to pay dividends on its stock.

Selected Historical Consolidated Financial Information of BFC

The following table summarizes BFC’s historical consolidated financial condition as of, and results for the years ended, December 31, 2007 through 2011. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BFC’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except for per share data)
Statement of Operations Data:
Revenues
Real Estate and Other Activities	$403,529	382,422	49,374	15,761	414,928
Financial Services	270,871	284,196	354,087	449,571	520,793

	674,400	666,618	403,461	465,332	935,721

Costs and Expenses
Real Estate and Other Activities	358,292	399,650	194,227	74,342	708,799
Financial Services	296,880	426,856	573,467	634,970	579,458

	655,172	826,506	767,694	709,312	1,288,257

Gain on bargain purchase of investment in Bluegreen	—	—	182,849	—	—
Gain (loss) on settlement of investment in subsidiary	10,690	(977)	29,679	—	—
Gain on extinguishment of debt	11,625	13,049	—	—	—
Equity in earnings (loss) from unconsolidated affiliates	1,256	(851)	33,381	15,064	12,724
Impairment of unconsolidated affiliates	—	—	(31,181)	(96,579)	—
Impairment of other investments	—	—	(2,396)	(15,548)	—
Investment gains	—	—	6,654	2,076	—
Other income	1,837	2,687	3,104	7,743	17,173

Income (loss) from continuing operations before income taxes	44,636	(145,980)	(142,143)	(331,224)	(322,639)
Less: Provision (benefit) for income taxes	20,957	9,215	(67,500)	15,763	(69,763)

Income (loss) from continuing operations	23,679	(155,195)	(74,643)	(346,987)	(252,876)
(Loss) income from discontinued operations, net of income taxes	(43,185)	(24,992)	(18,689)	18,376	7,971
Extraordinary gain, net of income taxes	—	—	—	9,145	2,403

Net (loss) income	(19,506)	(180,187)	(93,332)	(319,466)	(242,502)
Less: Net (loss) income attributable to noncontrolling interests	(8,236)	(76,339)	(120,611)	(260,567)	(212,043)

Net (loss) income attributable to BFC	(11,270)	(103,848)	27,279	(58,899)	(30,459)
Preferred Stock dividends	(750)	(750)	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(12,020)	(104,598)	26,529	(59,649)	(31,209)

Common Share Data (1)(2):
Basic (loss) earnings per share of common stock:
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80	(1.61)	(0.88)
(Loss) earnings per share from discontinued operations	(0.31)	(0.19)	(0.33)	0.09	0.01
Earnings per share from extraordinary items	—	—	—	0.20	0.06

Net (loss) earnings per share of common stock	$(0.16)	(1.39)	0.47	(1.32)	(0.81)

Diluted (loss) earnings per share of common stock:
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80	(1.61)	(0.88)
(Loss) earnings per share from discontinued operations	(0.31)	(0.19)	(0.33)	0.09	0.01
Earnings per share from extraordinary items	—	—	—	0.20	0.06

Net (loss) earnings per share of common stock	$(0.16)	(1.39)	0.47	(1.32)	(0.81)

Basic weighted average number of common shares outstanding	75,790	75,379	57,235	45,097	38,778

Diluted weighted average number of common shares outstanding	75,898	75,379	57,235	45,097	38,778

	As of December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Balance Sheet Data (at year end):
Loans, loans held for sale and notes receivable, net	$3,015,673	3,614,455	3,963,086	4,317,645	4,528,538
Inventory	213,325	265,319	384,007	268,763	270,229
Securities	109,547	556,842	467,520	979,417	1,191,173
Total assets	4,778,155	5,813,066	6,042,101	6,395,582	7,114,433
Deposits	3,279,852	3,891,190	3,948,818	3,919,796	3,953,405
Securities sold under agreements to repurchase, federal funds purchased and other short term borrowings	—	22,764	27,271	279,726	159,905
Other borrowings (3)	1,063,947	1,428,966	1,350,393	1,544,531	1,980,691
BFC shareholders’ equity	119,741	142,872	245,083	112,867	184,037
Noncontrolling interests	63,276	78,256	159,312	262,554	558,950
Total equity	183,017	221,128	404,395	375,421	742,987

(1)	Since its inception, BFC has not paid any cash dividends on its Class A Common Stock or Class B Common Stock.
(2)	While BFC has two classes of common stock outstanding, the two-class method is not presented because BFC’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.
(3)	Other borrowings consist of FHLB advances, notes and mortgage notes payable and other borrowings, receivable-backed notes payable and junior subordinated debentures.

Selected Historical Parent Company Only Financial Information of BFC

The following table summarizes BFC’s historical parent company only financial condition as of, and results for the years ended, December 31, 2007 through 2011. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BFC’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	As of and for the Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Balance Sheet Data:

Assets
Cash and cash equivalents	$1,418	4,958	1,308	9,218	17,999
Securities available for sale	16,311	38,829	18,981	16,523	20,862
Investment in Woodbridge Holdings, LLC	126,434	115,999	197,288	35,575	54,637
Investment in BankAtlantic Bancorp, Inc.	—	2,377	47,555	66,326	108,173
Investment in and advances in other subsidiaries	1,711	113	2,376	2,323	1,578
Note receivable due from Woodbridge Holdings, LLC	7,574	2,012	—	—	3,782
Other assets	1,004	1,444	1,121	1,196	1,770

Total assets	$154,452	165,732	268,629	131,161	208,801

Liabilities and Shareholders’ Equity
Advances from and negative basis in wholly-owned subsidiaries	952	942	818	789	3,174
Accumulated loss in BankAtlantic Bancorp, Inc. investment	11,744	—	—	—	—
Other liabilities	10,986	10,889	11,699	6,476	7,722
Deferred income taxes	—	—	—	—	13,868

Total liabilities	23,682	11,831	12,517	7,265	24,764
Redeemable 5% Cumulative Preferred Stock	11,029	11,029	11,029	11,029	—
Shareholders’ equity	119,741	142,872	245,083	112,867	184,037

Total liabilities and shareholders’ equity	$154,452	165,732	268,629	131,161	208,801

Statements of Operations Data:

Revenues	$2,175	2,018	1,202	2,489	3,977
Expenses	7,680	8,586	8,567	11,405	9,565

(Loss) before equity in earnings (loss) from subsidiaries	(5,505)	(6,568)	(7,365)	(8,916)	(5,588)
Equity in earnings (loss) in Woodbridge Holdings, LLC	6,941	(36,903)	91,380	(22,261)	(39,622)
Equity in loss in BankAtlantic Bancorp	(14,194)	(59,326)	(56,786)	(51,769)	(6,168)
Equity in earnings (loss) in other subsidiaries	1,488	(2,361)	(467)	15	(1,083)

(Loss) income from continuing operations before income taxes	(11,270)	(105,158)	26,762	(82,931)	(52,461)
Benefit for income taxes	—	(1,310)	(517)	(14,887)	(19,599)

(Loss) income from continuing operations	(11,270)	(103,848)	27,279	(68,044)	(32,862)
Extraordinary gain, net of taxes	—	—	—	9,145	2,403

Net (loss) income attributable to BFC	(11,270)	(103,848)	27,279	(58,899)	(30,459)
Preferred stock dividends	(750)	(750)	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(12,020)	(104,598)	26,529	(59,649)	(31,209)

Statements of Cash Flow Data:

Operating Activities:
Net (loss) income attributable to BFC	$(11,270)	(103,848)	27,279	(58,899)	(30,459)
Other operating activities	604	94,687	(33,524)	53,391	25,954

Net cash used in operating activities	(10,666)	(9,161)	(6,245)	(5,508)	(4,505)
Net cash provided by (used in) investing activities	7,689	13,559	(915)	(2,469)	(30,869)
Net cash (used in) provided by financing activities	(563)	(748)	(750)	(804)	35,558

(Decrease) increase in cash and cash equivalents	(3,540)	3,650	(7,910)	(8,781)	184
Cash at beginning of period	4,958	1,308	9,218	17,999	17,815

Cash at end of period	$1,418	4,958	1,308	9,218	17,999

Selected Historical Consolidated Financial Information of Bluegreen

The following table summarizes Bluegreen’s historical consolidated financial condition as of, and results for the years ended, December 31, 2007 through 2011. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Bluegreen’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	As of and for the Years Ended December 31,
	2007	2008	2009	2010(1)	2011(1)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Sales of VOIs	$450,163	$421,150	$199,591	$123,708	$164,135
Fee-based sales commission revenue	—	—	20,057	52,966	73,673
Other fee-based services revenues	53,624	58,643	57,014	67,036	70,985
Interest income	44,703	57,831	69,337	106,463	94,653

Total revenues	$548,490	$537,624	$345,999	$350,173	$403,446
Income from continuing operations attributable to Bluegreen shareholders	$17,119	$2,561	$20,064	$2,404	$28,312
Net income (loss) attributable to Bluegreen shareholders	$31,926	$(516)	$(3,572)	$(43,966)	$(17,253)

Per Share Data:
Diluted earnings from continuing operations attributable to Bluegreen shareholders	$0.55	$0.08	$0.65	$0.08	$0.88

Balance Sheet Data:
Notes receivable, net	$160,665	$340,644	$309,307	$568,985	$512,517
Inventory	288,969	342,779	370,470	337,684	302,843
Total assets	1,039,578	1,193,507	1,131,265	1,255,932	1,097,373
Total debt obligations	397,804	582,683	539,436	824,878	676,974
Total Bluegreen Corporation shareholders’ equity	385,108	382,467	386,230	284,165	269,330
Book value per common share	$12.34	$12.24	$12.32	$9.07	$8.61

Bluegreen Resorts statistics:
System-wide sales of VOIs	$473,281	$488,752	$248,820	$295,859	$303,217
Sales of VOIs(2)	450,163	421,150	199,591	123,708	164,135
Gross margin on VOI sales	75%	77%	67%	77%	75%
Fee-based sales commission revenue	—	—	20,057	52,966	73,673
Other resort operations revenues	53,624	58,643	57,014	67,036	70,985
Bluegreen Resorts operating profit(3)	$62,890	$46,999	$35,627	$12,855	$61,379
Number of Bluegreen Vacation Club resorts at year end	45	50	54	56	59
Number of Bluegreen VOI sale transactions(4)	42,768	44,224	19,602	18,504	16,665
Number of sales made on behalf of third parties for a fee	—	—	2,593	6,426	8,927
Total number of sale transactions	42,768	44,224	22,195	24,930	25,592

(1)

Under applicable accounting guidance adopted effective January 1, 2010, Bluegreen consolidated special purpose finance entities associated with prior securitization transactions which previously qualified for

“off-balance-sheet” sales treatment. The statement of operations data for the years ended December 31, 2010 and 2011 and balance sheet data as of December 31, 2010 and 2011 reflect the impact of the consolidation of these special purpose finance entities in Bluegreen’s financial statements. See Note 2 to Bluegreen’s consolidated financial statements included in this joint proxy statement/prospectus for additional information.

(2)

VOI sales for the years ended December 31, 2007 and 2008 include gains on sales of notes receivable of $39.4 million and $8.2 million, respectively. No gains of sales of notes receivable were recognized during the years ended December 31, 2009, 2010 or 2011. VOI sales for the years ended December 31, 2010 and 2011 were reduced by charges totaling $69.7 million and $13.0 million, respectively, to increase the allowance for uncollectible VOI notes receivable in connection with loans to borrowers with lower FICO® scores generated prior to December 15, 2008, the date on which Bluegreen implemented FICO® score-based credit underwriting standards.

(3)	“Bluegreen Resorts operating profit” is operating profit from continuing operations prior to the allocation of corporate overhead, interest income, other income or expense, interest expense, income taxes, non-controlling interests, restructuring charges and goodwill impairment charges.

(4)	“Number of Bluegreen VOI sale transactions” are presented before giving effect to the percentage-of-completion method of accounting and the deferral of sales in accordance with timeshare accounting rules. See “Revenue Recognition and Contracts Receivable” under Note 1 to Bluegreen’s consolidated financial statements included in this joint proxy statement/prospectus for additional information.

RISK FACTORS

In deciding how to vote your shares, you should carefully consider the risks described below in addition to the other information contained in this joint proxy statement/prospectus. If any of the following risks actually occur, the financial condition or results of operations of BFC, Bluegreen or the combined company after the merger could be materially and adversely affected and the value of BFC’s Class  A Common Stock or Class B Common Stock or Bluegreen’s Common Stock could decline.

Risks Related to the Merger

The exchange ratio set forth in the merger agreement will not be adjusted in the event of any change in the market price of BFC’s Class A Common Stock or Bluegreen’s Common Stock.

In connection with the merger, each share of Bluegreen’s Common Stock outstanding at the effective time of the merger (other than shares owned by BFC and holders of Bluegreen’s Common Stock who properly exercise and perfect their appraisal rights) will be converted automatically into the right to receive eight shares of BFC’s Class A Common Stock. While the exchange ratio will be adjusted ratably in connection with the reverse stock split, the merger agreement does not provide for any adjustment for changes in the market price of either BFC’s Class A Common Stock or Bluegreen’s Common Stock. As a result, if the market price of BFC’s Class A Common Stock increases or decreases between the date of the merger agreement and the effective time of the merger, holders of Bluegreen’s Common Stock will be entitled to receive, upon consummation of the merger, shares having greater or lesser market value, respectively, than they would have received based on the market value calculated pursuant to the exchange ratio on the date of the merger agreement.

The market price of BFC’s Class A Common Stock has fluctuated and likely will continue to fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. For example, from January 1, 2010 through April 16, 2012, the market price of BFC’s Class A Common Stock ranged from a low of $0.20 per share to a high of $0.99 per share. See “Comparative Stock Prices and Dividends.” Further variations in the market price of BFC’s Class A Common Stock could be the result of market assessments of the likelihood that the merger will be consummated or the timing of the consummation of the merger, general market and economic conditions and other factors both within and beyond the control of BFC or Bluegreen. In addition, similar matters related to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may also cause fluctuation in the market price of BFC’s Class A Common Stock. The market price of BFC’s Class A Common Stock increased from a low of $0.28 per share on October 31, 2011, the day prior to the first public announcement of the proposed sale of BankAtlantic, to a high of $0.75 per share on November 1, 2011, the date of such public announcement, and developments since that date with respect to the proposed sale of BankAtlantic have impacted the market price of BFC’s Class A Common Stock. As the exchange ratio was agreed upon without regard to BankAtlantic Bancorp’s agreement to sell BankAtlantic and the positive impact that the announcement of such agreement had on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. Shareholders of both companies are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Bluegreen’s Common Stock prior to voting their shares. However, because the date that the merger may be consummated will be after the BFC and Bluegreen shareholder meetings, at the time of the meetings, shareholders will not know with certainty the market value of the shares of BFC’s Class A Common Stock that holders of Bluegreen’s Common Stock will receive upon consummation of the merger. Further, the proposed sale of BankAtlantic, which is subject to regulatory approvals and other closing conditions, may not be consummated prior to the BFC and Bluegreen shareholder meetings or at all.

Purported class action lawsuits have been filed in Florida and Massachusetts which, if determined adversely to BFC and Bluegreen, may prohibit the consummation of the merger.

Consummation of the merger is conditioned upon, among other things, the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger. As previously described, purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate have been filed in the 15th Judicial Circuit in and for Palm Beach County, Florida and the Superior Court for Suffolk County in the Commonwealth of Massachusetts. The plaintiffs in these lawsuits allege that the members of Bluegreen’s board of directors breached their fiduciary duties by agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, engineering a transaction to benefit themselves and not the shareholders and failing to protect the interest of Bluegreen’s minority shareholders. While BFC and Bluegreen believe that the lawsuits are without merit and intend to defend against them vigorously, the outcome of litigation is inherently uncertain. As a result, these lawsuits may threaten the companies’ ability to consummate the merger, in which case BFC and Bluegreen would have incurred significant transaction costs without consummating the transaction. In addition, regardless of the outcome of these actions, the costs of defending against them may be substantial. See the section of this joint proxy statement/prospectus entitled “The Merger — Litigation Regarding the Merger” for more detailed information regarding these lawsuits.

BFC’s Class A Common Stock may not be approved for listing on a national securities exchange and, if approved, the trading volume of BFC’s Class A Common Stock may be less than the historical trading volume of Bluegreen’s Common Stock.

Bluegreen’s Common Stock is traded on the NYSE under the symbol “BXG.” BFC’s Class A Common Stock is currently traded on the Pink Sheets under the symbol “BFCF.PK.” As previously described, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges. The requirement that BFC’s Class A Common Stock be listed on a national securities exchange may not be waived. As a result, if BFC’s Class A Common Stock is not approved for listing on a national securities exchange, then BFC and Bluegreen would have incurred significant transaction costs without consummating the transaction.

Further, while a public market exists for BFC’s Class A Common Stock, the stock of NYSE-listed companies, such as Bluegreen, generally have greater trading volumes than those of companies, such as BFC, whose shares are not traded on a national securities exchange. If the merger is consummated and BFC’s Class A Common Stock is listed for trading on a national securities exchange, such listing may not result in a significant increase in the trading volume of BFC’s Class A Common Stock, particularly in relation to the aggregate number of shares to be outstanding after the merger.

If the merger is consummated, Bluegreen’s shareholders will be exposed to the diverse businesses in which BFC has invested.

Upon completion of the merger, holders of Bluegreen’s Common Stock (other than holders who properly exercise and perfect their appraisal rights) will become holders of BFC’s Class A Common Stock. BFC is a holding company with investments in businesses in diverse industries, including industries different than those in which Bluegreen currently operates. In addition to its existing investment in Bluegreen, BFC holds a direct controlling interest in BankAtlantic Bancorp, a Florida-based financial services holding company which currently owns BankAtlantic, a federally chartered, federally insured savings bank, a direct investment in Benihana, which owns Asian-themed restaurant chains in the United States, and certain real estate and venture capital investments. If the merger is consummated, Bluegreen’s shareholders will not only be subject to the risks relating to an investment in the vacation ownership industry and other industries in which Bluegreen may conduct business, but will also be subject to the risks of BFC’s other investments, especially in the financial services industry. BankAtlantic, like other banks, has been impacted by the deterioration of the credit and real estate markets, specifically in Florida, where most of its borrowers and the real estate collateralizing its loans are located. While BankAtlantic Bancorp has entered into an agreement involving the sale of BankAtlantic to BB&T, the sale is subject to regulatory approvals and other closing conditions, and litigation has been filed which seeks to enjoin the transaction. Further, even if the sale is completed, BankAtlantic Bancorp will hold and manage the Retained Assets, which includes approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) and all rights, claims and judgments with respect to previously written-off assets. BankAtlantic Bancorp will also have a 5% preferred interest (and residual interest) in Newco LLC, which will hold the Newco LLC Assets consisting of approximately $424 million of loans and $17 million of real estate owned and other assets, net (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012), and BankAtlantic Bancorp will manage on behalf of Newco LLC approximately $73 million of commercial nonaccrual loans which comprise a portion of the Newco LLC Assets. In addition, BankAtlantic Bancorp will continue to manage the assets held by its wholly owned asset workout subsidiary, which currently consists of approximately $20 million of loans and real estate owned. Based on the timing and amount of funds generated, BankAtlantic Bancorp may, over time, also engage in additional specialty finance and investment activities.

BFC expects to continue to focus on providing overall support for its existing investments with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its subsidiaries, including BankAtlantic Bancorp. A continued deterioration of economic conditions could have a material adverse effect on the future market price of the shares of BFC’s Class A Common Stock that Bluegreen’s shareholders would receive in the merger. For a discussion of BFC’s business and investments and certain factors to consider in connection therewith, you should carefully read and consider all of the risks set forth herein as well as the discussion contained in the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If the merger is consummated, BFC’s shareholders will increase their exposure to the industries in which Bluegreen operates.

If the merger is consummated, BFC will significantly increase its exposure to the risks and uncertainties of the vacation ownership industry and other industries in which Bluegreen may conduct business. The positive trends that Bluegreen has experienced with respect to its vacation ownership operations may not continue in the future, particularly if Bluegreen’s fee-based service business, which is relatively new, does not continue to grow or be as profitable as expected or the performance of its VOI receivables deteriorates. In addition, Bluegreen Communities’ has been, and continues to be, adversely impacted by the deterioration in the real estate market. While the results of Bluegreen Communities are currently classified as discontinued operations in connection with Bluegreen’s board of directors’ previous determination to seek to sell Bluegreen Communities or all or substantially all of its assets and its subsequent entry into a Purchase and Sale Agreement with respect to substantially all of the assets that comprise Bluegreen Communities, such sale may not be consummated on the contemplated terms, or at all, and if the sale is not consummated, Bluegreen may not continue to seek to sell those assets or otherwise pursue a strategic transaction for Bluegreen Communities. For a discussion of Bluegreen’s business and certain factors to consider in connection with Bluegreen’s business, you should carefully read and consider the risks described below under “Risks Related to Bluegreen and its Business” as well as the discussion contained in the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Bluegreen’s shareholders will have a significantly reduced voting interest in BFC after the merger than they currently have in Bluegreen.

Bluegreen’s shareholders currently have the right to vote on the election of Bluegreen’s directors and on other matters affecting Bluegreen which requires shareholder approval, with each share of Bluegreen’s Common Stock being entitled to one vote per share and all such shares currently representing 100% of the voting securities of Bluegreen. Collectively, Bluegreen’s shareholders other than BFC currently beneficially own approximately 46% of the outstanding shares of Bluegreen’s Common Stock.

Upon the completion of the merger, each Bluegreen shareholder that receives shares of BFC’s Class A Common Stock will become a shareholder of BFC and will have the right to vote on the election of BFC’s directors and on other matters affecting BFC which requires shareholder approval. Under BFC’s Amended and Restated Articles of Incorporation, each share of BFC’s Class A Common Stock entitles the holder thereof to one vote per share, with all holders of BFC’s Class A Common Stock having in the aggregate 22% of the general voting power of BFC and all holders of BFC’s Class B Common Stock having in the aggregate the remaining 78% of the general voting power of BFC. Accordingly, while Bluegreen’s shareholders will collectively receive shares in the merger constituting approximately 62% of the outstanding shares of BFC’s Class A Common Stock following the merger, in the aggregate, these shares will only represent approximately 14% of the total voting power of BFC. As a result, Bluegreen’s shareholders will have a significantly reduced voting interest in BFC after the merger than they currently have in Bluegreen.

Whether or not the merger is consummated, BFC and Bluegreen will have incurred substantial costs adversely impacting their results of operations and financial conditions and which may also adversely impact the market price of BFC’s Class A Common Stock and Class B Common Stock and Bluegreen’s Common Stock.

BFC and Bluegreen have incurred and will continue to incur substantial costs in connection with the merger. These costs are primarily associated with the fees of their respective attorneys, accountants and financial advisors. In addition, BFC and Bluegreen have each diverted significant management resources in an effort to complete the merger and each is subject to restrictions contained in the merger agreement on the conduct of its business during the interim period between the date of the merger agreement and the effective time of the merger.

Certain executive officers and directors of BFC and Bluegreen have financial interests in the merger that are different from, or in addition to, the interests of BFC’s and Bluegreen’s shareholders generally.

Shareholders should be aware that certain directors and executive officers of each of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s shareholders generally.

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 72% of the general voting power and approximately 24% of the total common stock of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, Messrs. Levan and Abdo may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 100,100 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After completion of the merger, it is expected that Messrs. Levan and Abdo will collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 70% of the general voting power and approximately 10% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors at the effective time of the merger. Following the merger, BFC’s directors and executive officers will continue to receive compensation, including equity-based compensation, from BFC for their services.

In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware of these interests. Please see the section of this joint proxy statement/prospectus entitled “The Merger — Interests of Certain Persons in the Merger” for further information about these interests.

The merger agreement limits the ability of Bluegreen and BFC to pursue an alternative transaction proposal to the merger, and BFC’s existing ownership interest in Bluegreen limits Bluegreen’s ability to consummate any alternative transaction.

Under the MBCA, the sale of Bluegreen generally requires the approval of holders of at least 66-2/3% of Bluegreen’s Common Stock. BFC currently holds approximately 54% of the outstanding shares of such stock. As a result, BFC effectively has the ability to block any sale of Bluegreen to a third party if it so chooses. In light of such ownership and voting interest and BFC’s desire to continue its relationship with Bluegreen, the Bluegreen special committee did not conduct a market check or auction process with respect to the possible sale of Bluegreen. Such a market check or auction process, if Bluegreen had been in a position to conduct one, may have resulted in different terms for Bluegreen’s shareholders.

Further, the merger agreement generally prohibits each of Bluegreen and BFC from soliciting, initiating, encouraging or otherwise facilitating certain alternative transaction proposals with any third party, which may have the effect of limiting each company’s ability to pursue offers from third parties that could result in greater value to its shareholders relative to the terms and conditions of the merger agreement.

Notwithstanding the foregoing, the merger agreement provides Bluegreen with the right to furnish information about its business to any person who makes an unsolicited superior proposal to the merger and participate in discussions or negotiations regarding, and in specific circumstances to accept, such proposal in lieu of the merger. Further, Bluegreen would not be required to pay BFC any termination or similar fee if it chooses to accept any such superior proposal. However, BFC’s control position and ability to veto an alternative transaction limits the likelihood that any potential competing acquirer will come forward. Moreover, if the merger agreement is terminated and the board of directors of Bluegreen determines to seek another merger or business combination, it may not be able to find a partner willing to provide an equivalent or more attractive benefit to Bluegreen’s shareholders than that which would have been received by such shareholders pursuant to the merger agreement. Even if such a partner were found, BFC may not approve any such merger or business combination.

If significant numbers of holders of Bluegreen’s Common Stock exercise their appraisal rights, it could have an adverse effect on the combined company.

If holders of more than 10% of the outstanding shares of Bluegreen’s Common Stock exercise, or remain entitled to exercise immediately prior to the effective time of the merger, their appraisal rights, BFC may elect not to consummate the merger. Even if the merger is consummated, the number of shareholders exercising appraisal rights will impact the combined company’s cash balances and cash flow as such shareholders will be entitled to receive cash in an amount equal to the fair value of their shares as determined in accordance with the MBCA. BFC has the right to waive the condition to consummating the merger even if the holders of 10% or more of Bluegreen’s Common Stock exercise or remain entitled to exercise their appraisal rights, which would increase the amount of cash required to be paid in consideration of appraisal rights. Any significant decrease in the combined company’s cash position as a result of payments to shareholders who exercise their appraisal rights could have a material adverse effect on BFC’s and Bluegreen’s businesses.

Substantial sales of BFC’s Class A Common Stock could adversely affect its market price.

It is currently estimated that up to 116.6 million shares of BFC’s Class A Common Stock may be issued in connection with the merger, before giving effect to the contemplated reverse stock split. The shares issuable in connection with the merger would represent approximately 62% of the total number of shares of BFC’s Class A Common Stock outstanding after the merger. Other than the shares issued to shareholders of Bluegreen who may be deemed to be affiliates of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger, the shares issued in connection with the merger will not be subject to restrictions on resale. The issuance and potential resale of these new shares could have the effect of depressing the market price of BFC’s Class A Common Stock. In addition, although BFC has in place a share repurchase program and may in the future increase the number of shares which may be repurchased under the program, the level of shares which BFC may repurchase in the future is dependent on a variety of factors, including, among other factors, the price of BFC’s Class A Common Stock, prevailing market conditions, BFC’s financial condition and available resources, and other investment alternatives. BFC may not repurchase any shares in the future and, if BFC’s board of directors does decide to repurchase shares, such repurchases may not have a favorable impact on the market price of BFC’s Class A Common Stock.

The board of directors of BFC and Bluegreen may, to the extent permitted by applicable law, choose to waive certain conditions to consummation of the merger and proceed to consummate the transaction.

The merger agreement contains conditions precedent to the obligations of the parties to consummate the merger. The merger agreement also provides that these conditions precedent may, to the extent permitted by applicable law, be waived, in whole or in part, and the merger consummated notwithstanding that a condition precedent has not been fulfilled or satisfied and notwithstanding that the waiver of the condition may directly or indirectly impact the financial condition of the combined company. The determination to waive the fulfillment of a condition will be made by the board of directors of the company waiving the condition. No additional vote of the shareholders will be required in connection with the waiver of a condition precedent. The requirement that BFC’s Class A Common Stock be approved for listing on a national securities exchange at the effective time of the merger may not be waived.

There are limitations on the amount of shares of BFC’s Class A Common Stock that an individual or company can own without obtaining regulatory approval.

As a “unitary savings and loan holding company,” BFC currently is subject to regulation by the Federal Reserve, which regulation includes restrictions on ownership of BFC’s capital stock. Under applicable regulations, if, after giving effect to the number of shares of BFC’s Class A Common Stock a shareholder of Bluegreen receives in the merger, that shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares in the merger which causes its ownership of BFC’s Class A Common Stock to exceed such thresholds will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application or notice, then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

The value that holders of Bluegreen’s Common Stock will receive if they choose to exercise their appraisal rights is uncertain.

Under the MBCA, holders of Bluegreen’s Common Stock are entitled to appraisal rights in connection with the merger. If a holder of Bluegreen’s Common Stock exercises his, her or its appraisal rights and follows the relevant procedures specified in the MBCA, summarized in “The Merger — Appraisal Rights,” he, she or it will have the right to receive a cash payment equal to the fair value of his, her or its stock. The express procedures of the MBCA must be followed and, if they are not, shareholders wishing to exercise their appraisal rights may lose such rights. Moreover, pursuant to the MBCA, the fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder asserting appraisal rights means the value of such shares immediately before the effective date of the merger, excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Further, the fair value cash payment could potentially be determined in judicial proceedings, the result of which cannot be predicted. Accordingly, holders of Bluegreen’s Common Stock exercising appraisal rights may not receive consideration equal to or greater than the value of the shares of BFC’s Class A Common Stock which they would have received in connection with the merger.

BFC’s ability to utilize historic net operating loss carryforwards to offset future taxable income may be severely limited as a result of the merger.

BFC has experienced and continues to experience net operating losses. Under the Code, BFC may utilize available net operating loss carryforwards in certain circumstances to offset future taxable income and to reduce federal income tax liability, subject to certain requirements and restrictions. However, BFC’s ability to use its net operating loss carryforwards could be substantially limited if BFC experiences an “ownership change,” as defined in Section 382 of the Code. BFC believes that the merger, if consummated, will likely result in an “ownership change” with respect to BFC and, accordingly, will limit BFC’s ability in the future to utilize its historic net operating loss carryforwards. While BFC has in place a shareholder rights plan designed to prevent BFC from experiencing an “ownership change” and thereby preserving its ability to utilize its historic net operating losses, BFC has, in accordance with the terms of the merger agreement, exempted the merger from the operation of the shareholder rights plan.

BFC believes that the merger, if consummated, will not result in any material limitations under Section 382 of the Code with respect to the utilization of Bluegreen’s historic net operating losses. However, the combined company may not generate sufficient income to be able to utilize such net operating loss carryforwards in the future.

The Internal Revenue Service may disagree with the parties’ description of the federal income tax consequences of the merger.

Although BFC and Bluegreen will receive an opinion of legal counsel as to the anticipated federal income tax consequences of the merger, neither BFC nor Bluegreen has applied for, or expects to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger. No assurance can be given that the Internal Revenue Service will agree with the positions taken in the legal opinion or will not challenge the income tax consequences of the merger.

The fairness opinions of Cassel Salpeter and JMP Securities were rendered subject to certain assumptions made and limitations on the review undertaken by such financial advisors and have not been updated since their date of issuance.

JMP Securities delivered a written opinion to BFC’s board of directors, dated November 10, 2011, that, as of such date, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock. On November 11, 2011, Cassel Salpeter rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion, dated November 11, 2011) as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates of the exchange ratio in the merger pursuant to the merger agreement. Neither of these opinions address any other aspect or implication of the merger or the merger agreement or constitute a recommendation as to how holders of Bluegreen’s Common Stock, in the case of Cassel Salpeter’s opinion, or BFC’s Class A Common Stock or Class B Common Stock, in the case of JMP Securities’ opinion, should vote on the merger agreement or the merger. In addition, each opinion was rendered based on certain assumptions made, procedures followed, matters considered and limitations on the review undertaken. Further, each opinion speaks only as of the date of its issuance, and neither opinion has been updated since such date or is expected to be updated at any future date. Consequently, such opinions do not take into account events occurring or information that became available after their respective dates, including, without limitation, any subsequent changes in the financial condition or prospects of BFC or

Bluegreen or in financial, economic, market or other conditions. Neither JMP Securities nor Cassel Salpeter expresses any opinion as to what the value of shares of BFC’s Class A Common Stock would actually be when issued in the merger or the prices at which the securities of BFC, BankAtlantic Bancorp or Benihana may trade or be purchased or sold at any time.

Risks Related to BFC and its Business

BFC has in the past incurred cash flow deficits at its parent company level which are expected to continue in the future.

BFC is engaged in making investments in operating businesses. Historically, BFC, at its parent company level, has not had revenue generating operating activities and has incurred cash flow deficits. BFC expects to continue to incur cash flow deficits for the foreseeable future. BFC has financed operating cash flow deficits with available working capital, issuances of equity or debt securities, and with dividends from its subsidiaries, which BFC has been dependent upon to fund its operations. Currently, BankAtlantic Bancorp is restricted from paying dividends and these restrictions may continue for the foreseeable future. In addition, Bluegreen has historically not paid dividends on its Common Stock and certain of Bluegreen’s credit facilities contain terms which restrict the payment of cash dividends without the lender’s consent or waiver. As a result, if cash flow is not sufficient to fund BFC’s operating expenses in the future, BFC may be forced to reduce operating expenses further, to liquidate some of its investments or to seek to fund its operations from the proceeds of additional equity or debt financing. Such financing may not be available on commercially reasonable terms, if at all, and if BFC is required to liquidate its investments, it may be forced to do so at depressed prices.

Adverse conditions and events where BFC’s investments are currently concentrated or in the industries in which its subsidiaries operate could adversely impact its results and future growth.

BankAtlantic Bancorp’s business, the location of BankAtlantic’s branches and the real estate collateralizing its commercial real estate loans and home equity loans, as well as BFC’s operations, are concentrated in Florida. The downturn in economic conditions generally and in Florida in particular has adversely impacted BFC’s results and operations. Further, Florida is subject to the risks of natural disasters, such as tropical storms and hurricanes. The impact of the economic downturn, natural disasters or adverse changes in laws or regulations applicable to BFC or the companies in which BFC holds investments could further impact its operating results and financial condition. These factors may particularly affect the credit quality of BankAtlantic Bancorp’s and BankAtlantic’s assets, the desirability of BFC’s properties and the financial condition and performance of BankAtlantic Bancorp and BankAtlantic’s customers. In addition, Bluegreen’s operations, including those related to Bluegreen Communities, which are reported as discontinued operations, were also adversely impacted by the economic downturn. The persistence or further deterioration of the adverse economic conditions could have a material adverse effect on BFC’s business and results of operations.

BFC’s activities and its subsidiaries’ activities are currently subject to a wide range of regulatory requirements applicable to financial institutions and holding companies, and noncompliance with such regulations could have a material adverse effect on its business.

BFC and BankAtlantic Bancorp are each grandfathered unitary savings and loan holding companies and have historically had broad authority to engage in various types of business activities. In addition, unlike bank holding companies, as unitary savings and loan holding companies, BFC and BankAtlantic Bancorp are not currently subject to capital requirements. However, it is anticipated that capital requirements will in the future be imposed on savings and loan holding companies. Further, future regulations may be adopted which may affect BFC’s operations or ability to continue to engage in certain of its current activities. Moreover, the Federal Reserve can prohibit BFC and BankAtlantic Bancorp from engaging in activities or limit those activities if it determines that the continuation of any particular activities constitutes a risk to the financial safety, soundness or stability of BankAtlantic. Further, as described below under “Risks Related to BankAtlantic Bancorp and BankAtlantic”, the Cease and Desist Orders entered into by BankAtlantic Bancorp and BankAtlantic and the regulations applicable to financial institutions significantly limit their activities.

If BankAtlantic Bancorp completes the sale of BankAtlantic to BB&T, these regulatory requirements may no longer be applicable to BFC or BankAtlantic Bancorp; however, the sale of BankAtlantic is subject to regulatory approvals and other closing conditions, and litigation has been filed which seeks to enjoin the transaction. The timing and impact, if any, of such sale on the regulatory requirements applicable to BFC and BankAtlantic Bancorp is not certain.

There are limitations and restrictions on BankAtlantic Bancorp’s and Bluegreen’s ability to pay dividends, which may impact BFC’s cash flow.

At December 31, 2011, BFC held approximately 53% of the outstanding shares of BankAtlantic Bancorp’s Class A Common Stock and Class B Common Stock. BankAtlantic Bancorp is a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the NYSE. Dividends by BankAtlantic Bancorp are subject to a number of conditions, including the cash flow and profitability of BankAtlantic Bancorp, declaration of dividends by BankAtlantic Bancorp’s board of directors, compliance with the terms of outstanding indebtedness, and regulatory restrictions applicable to BankAtlantic Bancorp and BankAtlantic. Decisions made by BankAtlantic Bancorp’s board of directors are not within BFC’s control and may not be made in BFC’s best interests. On February 23, 2011, BankAtlantic Bancorp entered into a Cease and Desist Order with the OTS which, among other things, restricts BankAtlantic Bancorp’s ability to pay dividends or make any other capital distributions without receiving the prior written non-objection of the Federal Reserve, which now has the supervisory authority previously held by the OTS. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. While BankAtlantic Bancorp can end the deferral period at any time, BankAtlantic Bancorp has indicated that it anticipates that it may continue to defer such interest payments for the foreseeable future. Under the stock purchase agreement entered into by BankAtlantic Bancorp with BB&T relating to the proposed sale of BankAtlantic, BB&T has agreed to assume at the closing of the transaction the approximately $285 million in principal amount of BankAtlantic Bancorp’s outstanding trust preferred securities, and BankAtlantic Bancorp agreed to pay all previously deferred interest payments and accrued interest with respect to its outstanding trust preferred securities through the closing. Closing of the transaction is subject to the parties’ receipt of all required regulatory approvals and other closing conditions, and litigation has been filed which seeks to enjoin the transaction. See the risk factor captioned “The transaction between BB&T and the Parent Company may not be completed on a timely basis, on anticipated terms, or at all” under “Risks Related to BankAtlantic Bancorp and BankAtlantic” below for further information.

In addition, BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock. Bluegreen is currently a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the NYSE. Decisions made by Bluegreen’s board of directors are not within BFC’s control and may not be made in BFC’s best interests. BFC has never received cash dividends from Bluegreen, and Bluegreen is currently limited contractually from paying dividends by the terms of certain of its credit facilities. In the event the merger is not consummated, future dividends from Bluegreen will, in addition to such restrictions, continue to be subject to approval by Bluegreen’s board of directors and depend upon, among other factors, Bluegreen’s results of operations, financial condition and operating and capital needs.

BFC will be required to make a cash payment to shareholders of Woodbridge who exercised appraisal rights in connection with the 2009 merger between the companies, and the amount of such payment has not been determined.

On September 21, 2009, BFC consummated its merger with Woodbridge Holdings Corporation pursuant to which Woodbridge became a wholly owned subsidiary of BFC. Prior to that time, Woodbridge was a separate public company, and BFC owned approximately 22% of Woodbridge’s Class A Common Stock and all of the outstanding shares of Woodbridge’s Class B Common Stock, representing approximately 59% of the total voting power of Woodbridge. In connection with the merger between BFC and Woodbridge, each outstanding share of Woodbridge’s Class A Common Stock, other than those held by BFC and shareholders of Woodbridge who exercised and perfected their appraisal rights under the FBCA (as described below), converted into the right to receive 3.47 shares of BFC’s Class A Common Stock. Unless stated to the contrary or the context otherwise requires, (i) references to “Woodbridge” in this joint proxy statement/prospectus that relate to periods prior to the consummation of the merger between BFC and Woodbridge refer to Woodbridge Holdings Corporation and (ii) references to “Woodbridge” in this joint proxy statement/prospectus that relate to periods following the consummation of the merger between BFC and Woodbridge refer to Woodbridge Holdings, LLC, a wholly owned subsidiary of BFC.

Under the FBCA, holders of Woodbridge’s Class A Common Stock who did not vote to approve BFC’s 2009 merger with Woodbridge and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of the FBCA) in lieu of the shares of BFC’s Class A Common

Stock which they would otherwise have been entitled to receive. In accordance with the FBCA, Woodbridge provided written notices and required forms to the dissenting holders setting forth, among other things, its determination that the fair value of Woodbridge’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. As of December 31, 2011, dissenting holders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective views of the fair value of Woodbridge’s Class A Common Stock prior to the merger. In December 2009, BFC recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting holders. However, the appraisal rights litigation is ongoing, and the amount of cash that will be required to be paid to the dissenting holders is uncertain and may be greater than the $4.6 million that is currently accrued. Any significant increase in the obligation to the dissenting holders could have a material adverse effect on BFC’s financial condition.

Dividends and distributions from BFC’s subsidiaries to their respective parent companies may be subject to claims in the future from creditors of the subsidiary.

Subsidiaries have in the past and may in the future make dividends or distributions to their parent companies. Dividend payments and other distributions by a subsidiary to its parent company may, in certain circumstances, be subject to claims made by creditors of the subsidiary which made the payment or distribution. Any such claim, if successful, may have a material and adverse impact on the financial condition of the parent company against which the claim was brought.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on BFC’s financial position and operating results.

The consolidated financial statements included in this joint proxy statement/prospectus and the periodic reports BFC files with the SEC are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including goodwill and other intangible assets), liabilities and related reserves, revenues, expenses and income. This includes estimates, judgments and assumptions for assessing the amortization/accretion of purchase accounting fair value differences and the future value of goodwill and other intangible assets pursuant to applicable accounting guidance. BFC bases its estimates on historical experience and on various other assumptions that BFC believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, estimates, judgments and assumptions are inherently subject to change in the future. As a result, BFC’s estimates, judgments and assumptions may prove to be incorrect and BFC’s actual results may differ from these estimates under different assumptions or conditions. If any estimates, judgments or assumptions change in the future, or BFC’s actual results differ from BFC’s estimates or assumptions, BFC may be required to record additional expenses or impairment charges, which would be recorded as a charge against its earnings and could have a material adverse impact on its financial condition and operating results.

Risks Associated with BFC’s Investments in Benihana

BFC has an investment in Benihana. Benihana operates Japanese theme and sushi restaurants with 96 restaurants in the United States, including 63 Benihana teppanyaki restaurants, eight Haru sushi restaurants and 25 RA Sushi Bar restaurants. In addition, 17 franchised Benihana teppanyaki restaurants operate in the United States, Latin America and the Caribbean. As such, the value of BFC’s investments in this company will be influenced by its financial performance, which is subject to a number of risks, including that the current economic downturn has adversely impacted consumer spending patterns and has had negative effects on consumer discretionary spending, higher than normal food costs may adversely impact operating results, Benihana may be unable to construct new restaurants and remodel existing restaurants within projected budgets and time periods, Benihana faces intense competition in the restaurant industry, and the food service industry is affected by litigation and publicity concerning food quality, health and other issues, which could cause customers to avoid a particular restaurant, result in significant liabilities or litigation costs or damage reputation or brand recognition.

In addition, Benihana recently announced that its board of directors is exploring strategic alternatives available to Benihana, including a possible sale of the company, in order to maximize shareholder value. The strategic alternative review process involves a number of risks and uncertainties, and may not ultimately result in Benihana consummating a transaction or, if a transaction is consummated, Benihana and/or its shareholders, including BFC, realizing the expected benefits of the transaction. BFC is also subject to risks in the event there is a decline in the price of Benihana’s Common Stock, as discussed below.

BFC’s portfolio of equity securities and its investments in BankAtlantic Bancorp, Bluegreen and Benihana subject it to equity pricing risks.

Because BankAtlantic Bancorp and Bluegreen are consolidated in BFC’s financial statements, the decline in the market price of the stock of those companies would not impact BFC’s consolidated financial statements. However, a decline in the market price of their securities would likely have an adverse effect on the market price of BFC’s Class A Common Stock and/or Class B Common Stock. The market price of BFC’s securities is important to its valuation and ability to obtain equity or debt financing.

As discussed above, BFC also has an investment in Benihana. BFC currently owns 1,582,577 shares of Benihana’s Common Stock. At December 31, 2011, based on the $10.23 per share closing price of Benihana’s Common Stock on December 30, 2011, the last trading day of the year ended December 31, 2011, the market value of the 1,582,577 shares of Benihana’s Common Stock owned by BFC was approximately $16.2 million. A decline in the market price of Benihana’s Common Stock could have an adverse effect on BFC’s financial statements. In addition, the proceeds that BFC receives in the event it sells any of its shares of Benihana’s Common Stock will depend on the market price of Benihana’s Common Stock at the time of the sale.

BFC may issue additional securities in the future.

There is generally no restriction on BFC’s ability to issue debt or equity securities which are pari passu or have a preference over its Class A Common Stock and Class B Common Stock, provided that BFC is currently restricted from issuing any debt securities without obtaining the prior written non-objection of the Federal Reserve. Authorized but unissued shares of BFC’s capital stock are available for issuance from time to time at the discretion of BFC’s board of directors, and any such issuance may be dilutive to BFC’s shareholders. If the merger with Bluegreen is consummated, BFC will issue shares in an amount representing approximately 153% of its currently outstanding stock. See also the risk factor captioned “Substantial sales of BFC’s Class A Common Stock could adversely affect its market price” under “Risks Related to the Merger” above.

There is also generally no restriction on the ability of BankAtlantic Bancorp or Bluegreen to issue additional capital stock or on Bluegreen’s ability to incur additional indebtedness. Any such securities issuances may dilute BFC’s economic investment or voting interest in those companies.

Certain members of BFC’s board of directors and certain of BFC’s executive officers are also directors and executive officers of BFC’s affiliates.

Alan B. Levan, BFC’s Chairman and Chief Executive Officer, and John E. Abdo, BFC’s Vice Chairman, are also members of the boards of directors and/or executive officers of BankAtlantic Bancorp, BankAtlantic, Bluegreen and Benihana. Neither Mr. Levan nor Mr. Abdo is obligated to allocate a specific amount of time to the management of BFC, and they may devote more time and attention to the operations of BFC’s affiliates than they devote directly to BFC’s operations. Jarett S. Levan, who serves as an Executive Vice President of BFC and as a member of its board of directors, is an executive officer and director of BankAtlantic Bancorp and BankAtlantic, and D. Keith Cobb, a member of BFC’s board of directors, is a member of the boards of directors of BankAtlantic Bancorp and BankAtlantic.

Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of BFC’s Common Stock.

Alan B. Levan, BFC’s Chairman and Chief Executive Officer, and John E. Abdo, BFC’s Vice Chairman, may be deemed to beneficially own shares of BFC’s Common Stock, including shares that may be acquired pursuant to the exercise of stock options, representing approximately 72% of BFC’s total voting power. These shares consist of 12,049,451 shares, or 17%, of BFC’s Class A Common Stock and 6,521,228 shares, or 87%, of BFC’s Class B Common Stock. Additionally, Messrs. Levan and Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Further, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock. Since BFC’s Class A Common Stock and Class B Common Stock vote as a single class on most matters, Messrs. Levan and Abdo effectively have the voting power to control the outcome of any vote of BFC’s shareholders (except in those limited circumstances where the FBCA mandates that the holders of BFC’s Class A Common Stock vote as a separate class) and to elect the members of BFC’s board of directors. Messrs. Levan’s and Abdo’s control position may have an adverse effect on the market price of BFC’s Common Stock, and their interests may conflict with the interests of BFC’s other shareholders.

The loss of the services of BFC’s key management and personnel could adversely affect its business and the businesses of its subsidiaries.

BFC’s ability to successfully implement its business strategy will depend on its ability to attract and retain experienced and knowledgeable management and other professional staff. BFC may not be successful in attracting and retaining key management personnel. During January 2012, the SEC filed a lawsuit against BankAtlantic Bancorp and its Chairman and Chief Executive Officer, Alan B. Levan, alleging violations of securities laws. In addition to injunctive relief and monetary penalties, the complaint seeks an officer and director bar with respect to Mr. Levan. While BankAtlantic Bancorp believes that it and Mr. Levan fully complied with applicable law, the outcome of this litigation is uncertain. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation. As described above, Mr. Levan is also the Chairman, Chief Executive Officer and President of BFC and, together with John E. Abdo, may be deemed to control BFC by virtue of their collective ownership interest in BFC’s Class A Common Stock and Class B Common Stock. In the event Mr. Levan is restricted from serving, or is otherwise unable to serve, as an executive officer and/or director of BFC or any of its public company subsidiaries, including BankAtlantic Bancorp and Bluegreen, BFC and its business, as well as the businesses of its subsidiaries, may be adversely impacted. However, BFC believes that any such adverse impact would be mitigated by the continuation of service of BFC’s other executive officers, including Mr. Abdo, who has served as a director of BFC since 1988 and Vice Chairman of BFC since 1993, and Seth M. Wise, who has served as a director and Executive Vice President of BFC since 2009 and has been an executive officer of Woodbridge since 2003. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Management” for further information regarding the background, experience and qualifications of Messrs. Abdo and Wise as well as BFC’s other executive officers and directors. In addition, as a holding company, BFC’s results are dependent upon the operations and success of its subsidiaries, and each subsidiary has executive management in place.

BFC’s control position may adversely affect the market price of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock.

As of December 31, 2011, BFC owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and approximately 8.1 million shares, or approximately 53%, of BankAtlantic Bancorp’s issued and outstanding Class A Common Stock, representing in the aggregate approximately 75% of BankAtlantic Bancorp’s total voting power. Additionally, BFC currently directly or indirectly owns approximately 16.9 million shares, or approximately 54%, of Bluegreen’s issued and outstanding Common Stock. Accordingly, BFC holds a controlling position with respect to BankAtlantic Bancorp and Bluegreen and has the voting power to influence the outcome of any shareholder vote of the companies except, with respect to BankAtlantic Bancorp, in those limited circumstances where the FBCA mandates separate class votes and, with respect to Bluegreen, where the MBCA requires a supermajority vote, such as in the case of the merger. BFC’s control position may have an adverse effect on the market prices of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock.

The terms of BFC’s Amended and Restated Articles of Incorporation, which establish fixed relative voting percentages between BFC’s Class A Common Stock and Class B Common Stock, may not be well accepted by the market.

BFC’s Class A Common Stock and Class B Common Stock generally vote together as a single class. The Class A Common Stock possesses in the aggregate 22% of the total voting power of all BFC’s Common Stock and the Class B Common Stock possesses in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, at which time the Class A Common Stock’s aggregate voting power will increase to 40% and the Class B Common Stock will have the remaining 60%. If the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock’s aggregate voting power will increase to 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares, at which time the fixed voting percentages will be eliminated. Each of these share thresholds will be ratably decreased in connection with the reverse stock split.

Changes in the relative voting power represented by each class of BFC’s Common Stock are based only on the number of shares of Class B Common Stock outstanding. Thus, issuances of Class A Common Stock, including the shares to be issued in the merger, will have no effect on these provisions and will widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. While the amendment creating this capital structure was approved by BFC’s shareholders, the fixed voting percentage provisions are somewhat unique. If the market does not view this structure favorably, the trading price and market for BFC’s Class A Common Stock would be adversely affected.

Pending litigation and legal proceedings and the impact of any finding of liability or damages could adversely impact BFC and its financial condition and operating results.

BFC and its subsidiaries are subject to the pending legal proceedings described in the sections of this joint proxy statement prospectus entitled “Information About BFC - Legal Proceedings” and “Information About Bluegreen – Legal Proceedings,” as well as proceedings that may arise from time to time. While BFC believes that the parties to these proceedings have meritorious defenses in the pending legal actions, the ultimate outcomes of these matters are uncertain. Judgments against, or damages, fines or penalties imposed on, BFC, its subsidiaries or its officers in these actions, as well as actions which BFC and its subsidiaries may face in the future, may have a material adverse impact on BFC’s operating results and financial condition.

BFC is subject to environmental laws related to its real estate activities and the cost of compliance could adversely affect its business.

As a current or previous owner or operator of real property, BFC may be liable under federal, state and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not BFC knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial.

Risks Related to Bluegreen and its Business

Set forth below are the risks which Bluegreen’s management believes to be material to Bluegreen and its operations. While an agreement has been entered into with respect to the sale of substantially all of the assets which comprise Bluegreen Communities, the proposed sale may not be consummated on the contemplated terms or at all. As a result, the risk factors set forth below include those related to Bluegreen Communities and its business.

The overall state of the economy, interest rates and the availability of financing affect Bluegreen’s ability to market VOIs and residential homesites.

Bluegreen’s business has been adversely affected by unfavorable general economic and industry conditions, including high unemployment rates and job insecurity, declines in discretionary spending, housing values and availability of financing, and geopolitical conflicts. If recent recovery trends do not continue or economic conditions deteriorate, Bluegreen’s business and results may be adversely impacted, particularly if financing for Bluegreen or its customers is unavailable or if changes in general economic conditions adversely affect Bluegreen’s customers’ ability to pay amounts owed under its notes receivable. Further, adverse changes affecting the vacation ownership industry, such as an oversupply of vacation ownership units, a reduction in demand for such units, changes in travel and vacation patterns, changes in governmental regulation of the industry, disruptions in the credit markets and unavailability of financing, imposition of increased taxes by governmental authorities, the declaration of bankruptcy and/or credit defaults by other vacation ownership companies and negative publicity for the industry, could also have a material adverse effect on Bluegreen’s business.

Bluegreen would incur substantial losses and its liquidity position could be adversely impacted if the customers it finances default on their obligations.

Prior to December 15, 2008, Bluegreen did not perform credit checks on the purchasers of its VOIs in connection with Bluegreen’s financing of their purchases. Effective December 15, 2008, Bluegreen implemented a FICO® score-based credit underwriting program, and enhanced this credit underwriting program during January 2010. While Bluegreen’s loan portfolio originated after December 15, 2008 has experienced defaults at a lower rate than loans originated prior to that date, Bluegreen’s FICO® score-based underwriting standards may not in the long-term result in decreased default rates or otherwise result in the improved performance of Bluegreen’s notes receivable. The conditions in the mortgage industry, including both credit sources as well as borrowers’ financial profiles, have deteriorated in recent years. As of December 31, 2011, approximately 4% of Bluegreen’s vacation ownership receivables were more than 30 days past due. Although in many cases Bluegreen may have recourse against a buyer for the unpaid purchase price, certain states have laws that limit Bluegreen’s ability to recover personal judgments against customers who have defaulted on their loans or the cost of doing so may not be justified. Historically, Bluegreen has generally not pursued such recourse against its customers. In the case of Bluegreen’s notes receivable secured by VOIs, if Bluegreen is unable to collect the defaulted amount due, Bluegreen traditionally has terminated the customer’s interest in the Bluegreen Vacation Club and then remarketed the recovered VOI. Irrespective of the remedy in the event of a default, Bluegreen cannot recover the marketing, selling and administrative costs associated with the original sale. In addition, Bluegreen will need to incur such costs again in order to resell the VOI or homesite. In 2010 and 2011, Bluegreen recorded charges of approximately $69.7 million and $13.0 million, respectively, to increase its provision for loan losses primarily for loans that were originated prior to December 15, 2008. If default rates for Bluegreen’s borrowers remain at current levels or increase, an increase in the provision for loan losses may be required. In addition, it may cause buyers of, or lenders whose loans are secured by, Bluegreen’s VOI notes receivable to reduce the amount of availability under receivables purchase and credit facilities, or to increase the interest costs associated with such facilities. In such an event, the cost of financing may increase and Bluegreen may not be able to secure financing on terms acceptable to it, if at all, which would adversely affect Bluegreen’s earnings, financial position and liquidity.

Under the terms of Bluegreen’s pledged and receivable sale facilities, Bluegreen may be required, under certain circumstances, to replace receivables or to pay down the loan to within permitted loan-to-value ratios. Additionally, the terms of Bluegreen’s securitization-type transactions require Bluegreen to repurchase or replace loans if Bluegreen breaches any of the representations and warranties it made at the time it sold the receivables and include provisions that in the event of defaults by customers in excess of stated thresholds would require substantially all of Bluegreen’s cash flow from its retained interest in the receivable portfolios sold to be paid to the parties who purchased the receivables from Bluegreen. In addition, Bluegreen guaranteed certain payments under the Legacy Securitization, which is described in further detail in Note 2 to Bluegreen’s consolidated financial statements included in this joint proxy statement/prospectus. Substantially all of the timeshare receivables backing the notes subject to the Legacy Securitization were generated prior to December 15, 2008, when Bluegreen implemented its FICO® score-based credit underwriting program, and relate to loans to borrowers with FICO® scores below 600.

While Bluegreen has attempted to restructure its business to reduce its need for and reliance on financing for liquidity in the short-term, such restructuring may not be successful and Bluegreen’s business and profitability may continue to depend on its ability to obtain financing, which may not be available on favorable terms, or at all.

Bluegreen offers financing of up to 90% of the purchase price to purchasers of its VOIs and homesites. However, Bluegreen incurs selling, marketing and administrative cash expenditures prior to and concurrent with the sale. These costs generally exceed the down payment Bluegreen receives at the time of the sale. Accordingly, Bluegreen’s ability to borrow against or sell the notes receivable it receives from its customers has been a critical factor in Bluegreen’s continued liquidity, and Bluegreen therefore has historically depended on funds from its credit facilities and securitization transactions to finance its operations. The disruption in the credit markets since 2007 has made obtaining additional and replacement external sources of liquidity more difficult and more costly. The number of banks and other finance companies willing to provide “warehouse” lines of credit for timeshare receivables has decreased in recent years. In addition, the term securitization market has become unavailable for extended periods of time in the past. If Bluegreen’s pledged receivables facilities terminate or expire and Bluegreen is unable to extend them or replace them with comparable facilities, or if Bluegreen is unable to continue to participate in securitization-type transactions and “warehouse” facilities on acceptable terms, Bluegreen’s liquidity, cash flow and profitability would be materially and adversely affected.

In addition, financing for real estate acquisition and development and the capital markets for corporate debt have been limited. In response to these conditions, during 2008, Bluegreen adopted initiatives, which included limiting sales and encouraging higher down payments on sales, in an attempt to conserve cash. Bluegreen also has increased its focus on expanding its fee-based service business. However, Bluegreen’s implementation of these initiatives may not enhance its financial position or otherwise be successful. If these initiatives do not have their intended results, Bluegreen’s financial condition may be materially and adversely impacted.

In addition, notwithstanding the initiatives implemented by Bluegreen since 2008 to improve its cash position, Bluegreen anticipates that it will continue to seek and use external sources of liquidity, including funds that it obtains pursuant to additional borrowings under existing credit facilities, credit facilities that Bluegreen may obtain in the future, securitizations in which Bluegreen may participate in the future or pursuant to other borrowing arrangements, to:

•	support its operations;

•	finance the acquisition and development of VOI inventory or property and equipment;

•	finance a substantial percentage of its sales; and

•	satisfy its debt and other obligations.

Bluegreen’s ability to service or to refinance its indebtedness or to obtain additional financing (including its ability to consummate future term securitizations) depends on the credit markets and on Bluegreen’s future performance, which is subject to a number of factors, including the success of Bluegreen’s business, results of operations, leverage, financial condition and business prospects, prevailing interest rates, general economic conditions and perceptions about the vacation ownership and real estate industries. Further, reputational and other risks to both the lender and to Bluegreen associated with the 2007 bankruptcy of Levitt and Sons, LLC, a former subsidiary of BFC, and the lawsuit brought by the SEC against BankAtlantic Bancorp and its Chairman and Chief Executive Officer, Alan B. Levan, who is also Chairman, Chief Executive Officer and President of BFC and non-executive Chairman of Bluegreen’s board of directors, may be considered by lenders in connection with both making and renewing extensions of credit. See also the risk factor below captioned “The loss of the services of Bluegreen’s key management and personnel could adversely affect its business” and the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for additional information regarding the SEC litigation.

As of December 31, 2011, Bluegreen had approximately $68.3 million of indebtedness scheduled to become due during 2012. Historically, much of Bluegreen’s debt has been renewed or refinanced in the ordinary course of business; however, in the future, Bluegreen may not be able to obtain sufficient external sources of liquidity on attractive terms, or at all, or otherwise renew, extend or refinance a significant portion of its outstanding debt. Any of these occurrences may have a material and adverse impact on Bluegreen’s liquidity and financial condition.

In addition, as previously described, certain of Bluegreen’s outstanding facilities with Wells Fargo and RFA, which had an aggregate outstanding balance of approximately $21.1 million at December 31, 2011, require the prior consent of the lenders to the merger. The Wells Fargo loan ($19.9 million outstanding as of December 31, 2011) is due on the earlier of June 30, 2012 or the closing of the merger. RFA has indicated that they intend to consent to the merger is working with Bluegreen with respect to the legal documentation for such consent.

Bluegreen’s future success depends on its ability to market its products successfully and efficiently.

Bluegreen competes for customers with hotel and resort properties and other vacation ownership resorts. The identification of sales prospects and leads, and the marketing of products to them are essential to Bluegreen’s success. Bluegreen has incurred and will continue to incur the expenses associated with marketing programs in advance of closing sales to the leads that it identifies. If Bluegreen’s lead identification and marketing efforts do not yield enough leads or Bluegreen is unable to successfully convert sales leads to sales, Bluegreen may be unable to recover the expenses of its marketing programs and systems, and its business would be adversely affected.

Bluegreen may not be successful in increasing or expanding its fee-based services relationships, and Bluegreen’s fee-based service activities may not be profitable, which may have an adverse impact on Bluegreen’s results of operations and financial condition.

In July 2009, Bluegreen began offering fee-based marketing, sales, resort management and other services to third-party developers. During 2011, Bluegreen continued to expand its fee-based service business, which Bluegreen believes enables it to leverage its expertise in sales and marketing, resort management, mortgage servicing, construction management and title services. Bluegreen currently intends for its fee-based services to become an increasing portion of its business over time as they generally produce positive cash flow and typically require less capital investment than Bluegreen’s traditional vacation ownership business. Bluegreen has attempted to structure these activities to cover its costs and generate a profit. However, Bluegreen’s fee-based services business remains relatively new and Bluegreen has limited experience in its pricing and operation. In addition, while Bluegreen’s fee-based marketing and sales services do not require Bluegreen to use its receivable credit facility capacity, Bluegreen’s clients do typically have to maintain their own receivable-backed credit facilities. Should Bluegreen’s clients not be able to maintain said facilities, Bluegreen’s fee-based marketing and sales business could be materially adversely impacted. Alternatively, Bluegreen could attempt to structure other arrangements where it would utilize its receivable credit facilities in order to provide fee-based marketing and sales services, but this would reduce the credit otherwise available to Bluegreen. In addition, when Bluegreen performs fee-based sales and marketing services, Bluegreen sells VOIs in a resort developed by a third party as an interest in the Bluegreen Vacation Club. This subjects Bluegreen to a number of risks typically associated with selling products developed by others under Bluegreen’s brand name, including litigation risks. Additionally, demand for the third party resorts may be below Bluegreen’s expectations and the third party developers may not satisfy their obligations. While Bluegreen attempts to mitigate these risks by performing due diligence on the resorts in which it sells VOIs and by typically performing resort management services at those resorts, Bluegreen may not be successful in mitigating or managing the risks, which may have a material and adverse impact on Bluegreen’s results of operations and financial condition. For these and other reasons, certain of which may be beyond Bluegreen’s control, Bluegreen may not be successful in increasing its fee-based services relationships or operating its fee-based services business on a profitable basis, and any failure to do so would have a material adverse impact on Bluegreen’s results of operations and financial condition.

Bluegreen’s results of operations and financial condition may be materially and adversely impacted if it does not continue to participate in exchange networks or its customers are not satisfied with the networks in which it participates.

A VOI owner’s participation in the RCI exchange network allows an owner to exchange their annual VOI for occupancy at participating resorts, based upon availability and the owner’s payment of a variable exchange fee. During 2011, approximately 6% of Bluegreen’s owners utilized the RCI exchange network for an exchange of two or more nights. Bluegreen also has a joint venture with Shell, called Select Connections™, which currently gives Bluegreen Vacation Club members who acquired or upgraded their VOIs on or after July 1, 2007 access to 23 Shell resorts and provides members of Shell access to Bluegreen Vacation Club resorts. In addition, certain Bluegreen Vacation Club members may use their points for a variety of hotel stays, RV site stays within the “Coast to Coast” network, or various cruise vacations. Bluegreen may not be able to continue to participate in the RCI or Select Connections™ exchange networks at some point in the future. In addition, these networks may not continue to operate effectively, and Bluegreen’s customers may not continue to be satisfied with the networks. If any of these events should occur, Bluegreen’s results of operations and financial condition may be materially and adversely impacted.

The resale market for VOIs could adversely affect Bluegreen’s business.

Based on Bluegreen’s experience at its resorts and at destination resorts owned by third parties, Bluegreen believes that resales of VOIs in the secondary market generally are made at net sales prices below their original customer purchase prices. The relatively lower sales prices are partly attributable to the high marketing and sales costs associated with the initial sales of such VOIs. Accordingly, the initial purchase of a VOI may be less attractive to prospective buyers. Also, buyers who seek to resell their VOIs compete with Bluegreen’s efforts to sell its VOIs. While VOI resale clearing houses or brokers currently do not have a material impact on Bluegreen’s business, if a secondary market for VOIs were to become more organized and liquid, the resulting availability of resale VOIs at lower prices could adversely affect Bluegreen’s sales prices and the number of sales Bluegreen can close, which in turn would adversely affect Bluegreen’s business and results of operations.

Bluegreen is subject to the risks of the real estate market and the risks associated with real estate development, including the decline in real estate values and the deterioration of real estate sales.

Real estate markets are cyclical in nature and highly sensitive to changes in national and regional economic conditions, including:

•	levels of unemployment;

•	levels of discretionary disposable income;

•	levels of consumer confidence;

•	the availability of financing;

•	overbuilding or decreases in demand;

•	interest rates; and

•	federal, state and local taxation methods.

The adverse trends experienced in the real estate market since 2007 have exerted pressure upon Bluegreen, and particularly Bluegreen Communities. Low consumer demand for homesites has had, and may continue to have, an adverse impact on Bluegreen Communities’ operations. Further, while general economic trends have recently shown signs of improvement, a deterioration in general economic conditions or continued adverse conditions in the real estate market would have a material adverse effect on its business.

To the extent Bluegreen decides to acquire more real estate inventory in the future for eventual sale, the availability of land for development of resort properties at favorable prices at that time will be critical to Bluegreen’s profitability and the ability to cover its significant selling, general and administrative expenses, cost of capital and other expenses. If Bluegreen is unable to acquire such land or resort properties at a favorable cost, it could have an adverse impact on Bluegreen’s results of operations. While Bluegreen believes that the property it has purchased at Bluegreen’s adjusted carrying amounts will generate appropriate margins, land prices remain significantly below historical levels, and the projects Bluegreen acquired prior to or during the recent economic downturn may have been purchased at higher price levels than available in the current market.

The profitability of Bluegreen’s real estate development activities is also impacted by the cost of construction materials and services. Should the cost of construction materials and services rise, the ultimate cost of Bluegreen’s future resorts inventory when developed could increase and have a material adverse impact on Bluegreen’s results of operations.

Claims for development-related defects could adversely affect Bluegreen’s financial condition and operating results.

Bluegreen engages third-party contractors to construct its resorts and develop its communities. However, Bluegreen’s customers may assert claims against Bluegreen for construction defects or other perceived development defects, including, without limitation, structural integrity, the presence of mold as a result of leaks or other defects, water intrusion, asbestos, electrical issues, plumbing issues, road construction, water and sewer defects and defects in the engineering of amenities. In addition, certain state and local laws may impose liability on property developers with respect to development defects discovered in the future. Bluegreen could have to accrue a significant portion of the cost to repair such defects in the quarter when such defects arise or when the repair costs are reasonably estimable. A significant number of claims for development-related defects could adversely affect Bluegreen’s liquidity, financial condition and operating results.

The proposed sale of Bluegreen Communities may not be completed on a timely basis, on anticipated terms, or at all, and there are uncertainties and risks to consummating the transaction.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar. The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash and an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) that Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. However, closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. Accordingly, the transaction may not be consummated when expected, on the contemplated terms, or at all, in which case Bluegreen would have incurred significant transaction costs without consummating the transaction.

Certain of the assets contemplated to be sold in the transaction serve as collateral for Bluegreen’s H4BG Communities Facility, which had an outstanding balance of approximately $23.9 million as of December 31, 2011. Under the terms of the facility, the entire amount of such debt and a $2.0 million deferred fee would be required to be repaid in connection with the consummation of the transaction. In addition, the carrying value of the assets to be sold to Southstar as reflected on Bluegreen’s financial statements as of December 31, 2011 was derived from the sale price under the agreement. If the transaction is not consummated on the contemplated terms, or at all, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from their estimated fair value. Further, as the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by Bluegreen’s subsidiaries.

The sale process may also divert management’s attention from Bluegreen’s other business activities, result in the loss of key employees, result in decreased consumer demand or other unforeseen consequences. The occurrence of any of these events could have a material and adverse impact on Bluegreen’s financial condition and operating results.

Bluegreen may be adversely affected by extensive federal, state and local laws and regulations and changes in applicable laws and regulations, including with respect to the imposition of additional taxes on operations. In addition, results of audits of Bluegreen’s tax returns or those of its subsidiaries may have a material and adverse impact on Bluegreen’s financial condition.

The federal government and the states and local jurisdictions in which Bluegreen operates have enacted extensive regulations that affect the manner in which Bluegreen markets and sells VOIs and homesites and conducts its other business operations. In addition, many states have adopted specific laws and regulations regarding the sale of VOIs and homesites. Many states, including Florida and South Carolina, where some of Bluegreen’s resorts are located, extensively regulate the creation and management of timeshare resorts, the marketing and sale of timeshare properties, the escrow of purchaser funds prior to the completion of construction and closing, the content and use of advertising materials and promotional offers, the delivery of an offering memorandum and the creation and operation of exchange programs and multi-site timeshare plan reservation systems. Moreover, with regard to sales conducted in South Carolina, the closing of real estate and mortgage loan transactions must be conducted under the supervision of an attorney licensed in South Carolina and otherwise in accordance with South Carolina’s Time Sharing Transaction Procedures Act. Most states also have other laws that regulate Bluegreen’s activities, such as timeshare project registration laws, real estate licensure laws, mortgage licensure laws, sellers of travel licensure laws, anti-fraud laws, consumer protection laws, telemarketing laws, prize, gift and sweepstakes laws, and consumer credit laws.

Bluegreen is currently authorized to market and sell VOIs and homesites in all states in which its operations are currently conducted. If Bluegreen’s agents or employees violate applicable regulations or licensing requirements, their acts or omissions could cause the states where the violations occurred to revoke or refuse to renew Bluegreen’s licenses, render Bluegreen’s sales contracts void or voidable, or impose fines on Bluegreen based on past activities. See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Legal Proceedings.”

In addition, the federal government and the states and local jurisdictions in which Bluegreen conducts business have generally enacted extensive regulations relating to direct marketing and telemarketing, including the federal government’s national “Do Not Call” list. The regulations have impacted Bluegreen’s marketing of VOIs, and Bluegreen has taken steps in an attempt to decrease its dependence on restricted calls. However, these steps have increased and are expected to continue to increase Bluegreen’s marketing costs. Bluegreen cannot predict the impact that these legislative initiatives or any other legislative measures that may be proposed or enacted in the future may have on its marketing strategies and results. Further, from time to time, complaints are filed against Bluegreen by individuals claiming that they received calls in violation of the regulation.

Currently, most states have taxed VOIs as real estate, imposing property taxes that are billed to the respective property owners’ associations that maintain the related resorts and have not sought to impose sales tax upon the sale of the VOI or accommodations tax upon the use of the VOI. From time to time, however, various states have attempted to promulgate new laws or apply existing laws impacting the taxation of vacation ownership interests to require that sales or accommodations taxes be collected. Should new state or local laws be implemented or interpreted to impose sales or accommodations taxes on VOIs, Bluegreen’s business could be materially adversely affected.

From time to time, consumers file complaints against Bluegreen in the ordinary course of its business. Bluegreen could be required to incur significant costs to resolve these complaints or enter into consents with regulators regarding its activities. Bluegreen may not remain in material compliance with all applicable federal, state and local laws and regulations, and violations of applicable laws may have adverse implications on Bluegreen, including negative public relations, potential litigation and regulatory sanctions. The expense, negative publicity and potential sanctions associated with any failure to comply with applicable laws or regulations could have a material adverse effect on Bluegreen’s results of operations, liquidity or financial position.

In addition, VOIs may in the future be deemed to be securities under federal or state law and therefore subject to applicable securities regulation, which could have a material adverse effect on Bluegreen due to, among other things, the cost of compliance with such regulations.

Environmental liabilities, including claims with respect to mold or hazardous or toxic substances, could have a material adverse impact on Bluegreen’s business.

Under various federal, state and local laws, ordinances and regulations, as well as common law, Bluegreen may be liable for the costs of removal or remediation of certain hazardous or toxic substances, including mold, located on, in or emanating from property that it owns, leases or operates, as well as related costs of investigation and property damage at such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances on the properties that Bluegreen owns, or the failure to properly remediate such substances, may adversely affect Bluegreen’s ability to sell or lease its property or to borrow money using such real property or receivables generated from the sale of such real property as collateral. Noncompliance with environmental, health or safety requirements may require Bluegreen to cease or alter operations at one or more of its properties. Further, Bluegreen may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with one or more of its properties.

The ratings of third-party rating agencies could adversely impact Bluegreen’s ability to obtain, renew or extend credit facilities, or otherwise raise capital.

Rating agencies from time to time review prior corporate and specific transaction ratings in light of tightened ratings criteria. Bluegreen has maintained a “B-” corporate credit rating with a “stable” outlook with Standard & Poor’s since December 2010, at which time Bluegreen’s corporate credit rating was upgraded from CCC. If rating agencies were to downgrade Bluegreen’s corporate credit ratings, its ability to raise capital and/or issue debt on favorable terms, or at all, and its liquidity, financial condition and results of operations could be adversely impacted. In addition, if rating agencies downgraded their original ratings on certain bond classes in Bluegreen’s securitizations, holders of such bonds may be required to sell bonds in the marketplace, and such sales could occur at a discount, which could impact the perceived value of the bonds and Bluegreen’s ability to sell future bonds on favorable terms or at all. While Bluegreen is not currently aware of any reasonably likely downgrades to its corporate credit rating or the ratings of bond classes in its securitizations, such ratings changes can occur without advance notice.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse impact on Bluegreen’s operating results and financial condition.

The consolidated financial statements included in the reports Bluegreen files with the SEC are, and the consolidated financial statements contained in this joint proxy statement/prospectus were, prepared in accordance with GAAP, which involves making estimates, judgments and assumptions. These estimates, judgments and assumptions include, but are not limited to, those related to future cash flows, which in turn are based upon expectations of Bluegreen’s performance given current and projected forecasts of the economy in general and the real estate markets. If any estimates, judgments or assumptions change in the future, including in the event the adverse conditions in the real estate market continue for longer than expected or deteriorate further or if Bluegreen’s performance does not otherwise meet its expectations, Bluegreen may be required to record impairment charges against its earnings, which could have a material adverse impact on its operating results and financial condition. In addition, GAAP requirements as to how certain estimates are made may result, for example, in asset valuations which ultimately would not be realized if Bluegreen was to attempt to sell the asset.

The loss of the services of Bluegreen’s key management and personnel could adversely affect its business.

Bluegreen’s ability to successfully implement its business strategy will depend on its ability to attract and retain experienced and knowledgeable management and other professional staff, and Bluegreen may not be successful in doing so. During January 2012, the SEC filed a lawsuit against BankAtlantic Bancorp and its Chairman and Chief Executive Officer, Alan B. Levan, who also serves as Chairman, Chief Executive Officer and President of BFC and non-executive Chairman of Bluegreen’s board of directors. The lawsuit alleges violations of securities laws. In addition to injunctive relief and monetary penalties, the complaint seeks an officer and director bar with respect to Mr. Levan. While BankAtlantic Bancorp has disclosed that it believes that it and Mr. Levan fully complied with applicable law, the outcome of this litigation is uncertain. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for additional information regarding this litigation.

BFC holds a majority of Bluegreen’s outstanding Common Stock, which may adversely affect the market price of Bluegreen’s Common Stock.

BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock. This control position may have an adverse effect on the market price of Bluegreen’s Common Stock. Further, BFC is in a position to control shareholder votes on the election of directors and other matters requiring the approval of holders of a majority of the shares of Bluegreen’s issued and outstanding Common Stock. As previously described, approval of the merger agreement requires the affirmative vote of holders of at least 66-2/3% of Bluegreen’s issued and outstanding Common Stock.

Risk Factors

(BankAtlantic Bancorp)

Risks Related to BankAtlantic Bancorp and BankAtlantic

BFC’s Financial Services activities currently consist of the operations of BankAtlantic Bancorp and BankAtlantic. BankAtlantic Bancorp is a separate public company, and the following discussion has been excerpted or derived from the “Risk Factors” section of BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011, which was prepared by BankAtlantic Bancorp’s management. Accordingly, references to the “Company”, “we”, “us” or “our” in the following discussion are references to BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, and BankAtlantic Bancorp’s and BankAtlantic’s management and are not references to BFC or Bluegreen. In addition, “Parent Company” refers to BankAtlantic Bancorp, at its parent company level, and BankAtlantic Bancorp’s management.

The transaction between BB&T and the Parent Company may not be completed on a timely basis, on anticipated terms, or at all.

On November 1, 2011, the Parent Company entered into a Stock Purchase Agreement with BB&T, which was amended on March 13, 2012 (which is referred to within the following risk factors as the “Agreement”), which provides for the sale to BB&T of all of the shares of capital stock of BankAtlantic. Consummation of the transaction is subject to customary closing conditions and the receipt of the regulatory approvals described below, which may not be timely received or may impose conditions unacceptable to the parties. In connection with obtaining the required regulatory approvals to complete the transaction, BankAtlantic submitted notices to and filings with the OCC, and the Parent Company submitted information to and made filings with the Federal Reserve Bank of Atlanta. Branch Banking and Trust Company, a subsidiary of BB&T, submitted an application to the Federal Deposit Insurance Corporation (the “FDIC”), and the North Carolina Office of the Commissioner Banks and BB&T filed an application with the Federal Reserve and presented the transaction for approval by the North Carolina Office of the Commissioner of Banks. In addition, pursuant to the terms of the Cease and Desist Orders, BankAtlantic and the Parent Company submitted requests to the OCC and Federal Reserve, respectively, to take certain actions to facilitate the transaction. In connection with the March 13, 2012 amendment to the Agreement, updated notices and filings were submitted to the applicable regulatory agencies. The North Carolina Office of the Commissioner of Banks approved the transaction from the floor at a public hearing on March 14, 2012. On April 5, 2012, the Company received a notice of approval of the transaction from the OCC, which is subject to certain conditions which the Company believes to be customary for transactions of this type. The remainder of the filings are currently under review by the applicable regulatory agencies. These regulatory agencies may not grant any required approvals or waivers on a timely basis, or at all. If closing of the transaction is delayed beyond July 31, 2012, either party may cancel the Agreement. Further, pursuant to the terms of the Agreement, the Parent Company is, in connection with the closing, required to fund amounts necessary to pay the outstanding accrued interest on the Company’s trust preferred securities through closing and pays escrow funds for legal fees and expenses of the trustees in connection with the declared defaults and in the Delaware Court of Chancery action and may be required to pay amounts to BB&T depending on the non-CD deposit balances and the shareholders’ equity of BankAtlantic at the closing. If the closing had occurred on December 31, 2011, we would have been required to pay $41.6 million of deferred interest to the holders of the Parent Company’s trust preferred securities. We may not have available liquidity to make such payments and may need to raise funds through equity or debt financings which may not be available on reasonable terms or at all. While the consummation of the transaction is anticipated to significantly improve the stockholders’ equity of the Parent Company, the net book value of the assets to be retained by the Parent Company as part of the transaction, including the assets to be retained by the LLC in which we will hold a 5% preferred interest, and all of the residual interests, are subject to impairment, and may not in the future be monetized at the values ascribed to them. The proposed sale of BankAtlantic may create uncertainty, which may adversely affect our ability to retain key employees. In addition, during April 2012, a class action complaint was filed which seeks damages as well as

Risk Factors

(BankAtlantic Bancorp)

declaratory and equitable relief, including an injunction against the transaction. See “Information About BFC – Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation.

If the transaction is not consummated as expected, the Company will again review all strategic alternatives available to it, including a sale of the Company, a sale of BankAtlantic, a sale of its assets and/or the issuance of equity and/or debt securities. These alternatives may not be available on attractive terms or at all. The deferral period on the Company’s outstanding TruPs will end between December 2013 and January 2014, and all accrued interest will be due and payable during the first and second quarters of 2014. If the Company continues to defer interest through December 31, 2013, as anticipated if the transaction is not consummated, the payment due at that time will be approximately $74.4 million based on average interest rates as of December 31, 2011. This amount significantly exceeds the Company’s current market capitalization and, accordingly, any issuance of equity securities is likely to significantly dilute the Company’s shareholders to the extent they do not participate in such offering. Any failure to meet its obligations when due would have a material adverse affect on the Parent Company’s financial condition, results and continuing operations. Further, in the event that the transaction is not consummated, the Parent Company will remain regulated by the Federal Reserve and subject to the Cease and Desist Order described below which requires the Parent Company to enhance its capital and the capital of BankAtlantic. See the risk factor captioned “Failure to comply with the Cease and Desist Orders could result in further regulatory action and/or fines and efforts to comply with the Orders could have a material adverse effect on our business and results of operations” below for further information regarding the Cease and Desist Orders to which BankAtlantic Bancorp and BankAtlantic are currently subject.

If we complete the sale of BankAtlantic to BB&T, our business and operations will change and our financial condition and results of operations will depend on whether the assets to be retained by us in connection with the sale transaction are monetized at or near their current book values.

Under the terms of the Agreement with BB&T, BankAtlantic Bancorp will sell BankAtlantic to BB&T, and in connection with the sale, BankAtlantic will distribute to BankAtlantic Bancorp a subsidiary into which BankAtlantic will contribute approximately $175 million in commercial real estate non-accrual loans and real estate owned (based on book values gross of any reserves at January 31, 2012) as well as all rights, claims and judgments relating to previously written off assets (the “Retained Assets”). BankAtlantic Bancorp will also receive in connection with the sale a 5% preferred interest and 100% of the residual interest in another subsidiary (“Newco LLC”) into which BankAtlantic will contribute approximately $424 million of loans and $17 million of real estate owned (based on book values gross of any reserves at January 31, 2012). BB&T will hold the remaining 95% preferred interest in Newco LLC until such time as it has received cash distributions of $285 million plus a priority return of LIBOR plus 2.0% per annum. Following completion of the sale transaction, we expect to focus our operations on managing the Retained Assets and on servicing approximately $73 million of commercial nonaccrual loans to be held by Newco LLC and the assets held by our wholly owned asset workout subsidiary. Our activities in this regard may include renewing, modifying, increasing, extending, refinancing and making protective advances with respect to the assets and participating in the management of real estate development activities. Additionally, based on the timing and volume of cash flows generated in connection with our management of these assets and our interests in Newco LLC, we may in the near-term make short term investments, and over time make investments and engage in various specialty finance activities. Accordingly, our business and operations will differ significantly from our current business and operations. BankAtlantic Bancorp’s financial condition and results of operations will be dependent in the near term, in large part, on our ability to successfully manage and monetize the Retained Assets, the assets currently held in the asset workout subsidiary and the assets in Newco LLC which we have been engaged to service as well as on the cash flow we receive based on our interest in Newco LLC. Further, our financial condition and results of operations will be dependent in the longer term on these factors as well as our ability to invest these cash flows and to operate a specialty finance business. If the Retained Assets and the assets contained in Newco LLC are not monetized at or

Risk Factors

(BankAtlantic Bancorp)

near the current book values ascribed to them, our financial condition and results of operations would be adversely affected, and our ability to successfully pursue a specialty finance business could be adversely affected.

Failure to comply with the Cease and Desist Orders could result in further regulatory action and/or fines and efforts to comply with the Orders could have a material adverse effect on our business and results of operations.

On February 23, 2011, the Parent Company entered into a Cease and Desist Order with its primary regulator (the “Company Order”), and BankAtlantic entered into a Cease and Desist Order with its primary regulator (the “Bank Order” and, collectively with the Company Order, the “Orders”).

Any material failure by the Parent Company or BankAtlantic to comply with the terms of the Orders could result in additional enforcement actions and/or the imposition of fines. For example, if BankAtlantic does not meet the capital ratio requirements in the Bank Order, BankAtlantic would be required to submit a contingency plan that is acceptable to its regulators and that would detail steps to be taken by BankAtlantic that would lead to a potential sale of BankAtlantic or liquidation. Further, failure to maintain minimum regulatory capital levels could result in further action, which could include the imposition of fines and/or additional enforcement actions. Enforcement actions broadly available to regulators include the issuance of a capital directive, removal of officers and/or directors, institution of proceedings for receivership or conservatorship, and termination of deposit insurance. BankAtlantic would be required to implement the contingency plan upon written notification from its regulators. Further, efforts to comply with the Orders may have material adverse effects on the operations and financial condition of the Company.

While the Parent Company has entered into the Agreement to sell BankAtlantic to BB&T and it is expected that the Company Order will be terminated by the Federal Reserve soon after or upon consummation of the transaction, the transaction may not be consummated, in which case the Parent Company would remain subject to the Company Order.

Our recent financial performance and actions by our regulators, combined with continued capital and credit market volatility, may adversely affect our ability to access capital and may have a material adverse effect on our business, financial condition and results of operations.

The Company incurred losses of $28.7 million, $143.3 million and $185.8 million during the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively. As part of its efforts to maintain regulatory capital ratios, BankAtlantic has reduced its assets and repaid borrowings. However, the reduction of earning asset balances has resulted in reduced income, while at the same time BankAtlantic has experienced significant credit losses.

The Parent Company contributed $20 million, $28 million and $105 million to the capital of BankAtlantic during the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, the Parent Company had $2.5 million of liquid assets. While a wholly-owned work-out subsidiary of the Parent Company also holds a portfolio of approximately $7.3 million of non-performing loans, net of reserves, $2.4 million of performing loans and $9.1 million of real estate owned, in each case as of December 31, 2011, which it could seek to liquidate, the Parent Company’s sources of funds to continue to support BankAtlantic are limited.

The Parent Company’s ability to contribute additional capital to BankAtlantic will depend on its ability to raise capital in the secondary markets and on its ability to liquidate its portfolio of non-performing loans and real estate owned. Its ability to raise additional capital will depend on, among other things, conditions in the financial

Risk Factors

(BankAtlantic Bancorp)

markets at the time, which are outside of our control, and our financial condition, results of operations and prospects. The entry into the Orders may also make it more difficult to raise additional capital. Such capital may not be available to us on acceptable terms or at all. The Parent Company may not be able to provide additional capital, as needed, to BankAtlantic and BankAtlantic may not be able to raise needed capital directly. The failure to obtain capital in amounts needed to meet the higher capital requirements under the Bank Order would cause BankAtlantic to fail to comply with the Bank Order and may have a material adverse effect on our results of operation and financial condition.

In light of the need for the Parent Company to be in a position to provide capital to BankAtlantic, as well as the anticipated imposition of capital requirements on thrift holding companies under the Dodd-Frank Act, in the event that the BB&T transaction is not consummated, the Parent Company will continue to evaluate raising additional funds through the issuance of securities. Any such financing could be obtained through additional public offerings, private offerings, in privately negotiated transactions, through a rights offering or otherwise. We could also pursue these financings at the Parent Company level or directly at BankAtlantic or both. Issuances of equity directly at BankAtlantic would dilute the Parent Company’s interest in BankAtlantic. During February 2010, we filed a shelf registration statement with the SEC registering up to $75 million of our Class A Common Stock and/or other securities in the future. We currently have $44 million remaining on this shelf registration statement. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. The terms and pricing of any future transaction by the Parent Company or BankAtlantic could result in additional substantial dilution to our existing shareholders. As a result, our shareholders bear the risks of future offerings at the Parent Company level reducing the price of our Class A Common Stock, and diluting their holdings in the Company, and future offerings directly at BankAtlantic diluting the Parent Company’s interest in BankAtlantic. Additionally, depending on the amount of shares issued in any future offering, the Company’s ability to use its net operating losses to reduce taxable income in future periods may be substantially limited.

The decline in the Florida real estate market has adversely affected, and may continue to adversely affect, our earnings and financial condition.

The deterioration of economic conditions in the Florida residential real estate market, including the decline in median home prices in all major metropolitan areas in Florida, and the downturn in the Florida commercial real estate market, resulted in substantial non-performing assets and provision for loan losses at BankAtlantic over the past three years. The housing industry has been in a prolonged downturn reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in an over-supply of housing inventory and increased foreclosure rates. Additionally, the Florida economy and these adverse market conditions have negatively impacted the commercial non-residential real estate market. BankAtlantic’s earnings and financial condition were adversely impacted over the past three years as the majority of its loans are secured by real estate in Florida. We expect that our earnings and financial condition will continue to be unfavorably impacted if market conditions do not improve or deteriorate further in Florida. At December 31, 2011, BankAtlantic’s loan portfolio included $265.4 million of non-accrual loans concentrated in Florida.

Our loan portfolio is concentrated in loans secured by real estate, a majority of which are located in Florida, which makes us susceptible to credit losses given the current depressed real estate market.

Conditions in the United States real estate market have deteriorated significantly beginning in 2007, particularly in Florida, BankAtlantic’s primary lending area. BankAtlantic’s loan portfolio is concentrated in commercial real estate loans (most of which are located in Florida), residential mortgages (nationwide), and consumer home-equity loans (throughout BankAtlantic’s markets in Florida). BankAtlantic has a heightened

Risk Factors

(BankAtlantic Bancorp)

exposure to credit losses that may arise from this concentration as a result of the significant downturn in the Florida real estate markets. At December 31, 2011, BankAtlantic’s loan portfolio included $1.6 billion of loans concentrated in Florida, which represented approximately 66% of its loan portfolio.

We believe that BankAtlantic’s commercial residential loan portfolio has exposure to further declines in the Florida real estate market. As of December 31, 2011 commercial residential loans totaled $105.1 million. In addition to the loans described above, during 2008, the Parent Company formed an asset workout subsidiary which acquired non-performing commercial residential real estate loans from BankAtlantic. The balance of these non-performing loans as of December 31, 2011 was $8.1 million, including $3.7 million of commercial residential loans.

Market conditions have resulted in, and may in the future result in, our commercial residential real estate borrowers having difficulty selling lots or homes in their developments for an extended period. Additionally, if the economic environment deteriorates further, collateral values may decline further which likely would result in increased credit losses in these loans.

Included in the commercial real estate loan portfolio are approximately $512.3 million of commercial non-residential and commercial land loans. A borrower’s ability to repay commercial land loans is dependent on the success of the real estate project. A borrower’s ability to repay commercial non-residential loans is dependent upon maintaining tenants through the life of the loan or the borrower’s successful operation of a business. Weak economic conditions may impair a borrower’s business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. The combination of these factors could result in further deterioration in real estate market conditions and BankAtlantic may recognize higher credit losses on these loans, which would adversely affect our results of operations and financial condition.

BankAtlantic’s commercial real estate loan portfolio includes 8 large lending relationships totaling $211.4 million, including relationships with unaffiliated borrowers involving lending commitments in each case in excess of $20 million. Defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.

The Parent Company has deferred interest on its outstanding junior subordinated debentures and anticipates that it will continue to defer this interest for the foreseeable future, which could adversely affect its financial condition and liquidity.

The Parent Company began deferring interest on all of its $294 million of junior subordinated debentures as of March 2009 which resulted in the deferral and accrual of an aggregate of $42.9 million of regularly scheduled quarterly interest payments that would otherwise have been paid during the years ended December 31, 2011, 2010 and 2009. The terms of the junior subordinated debentures allow the Parent Company to defer interest payments for up to 20 consecutive quarterly periods, and the Parent Company anticipates that it will continue to defer such interest for the foreseeable future. During the deferral period, interest continues to accrue on the junior subordinated debentures, as well as on the deferred interest, at the relevant stated coupon rate, and at the end of the deferral period, the Parent Company will be required to pay all interest accrued during the deferral period. In the event that the Parent Company elects to defer interest on its junior subordinated debentures for the full 20 consecutive quarterly periods permitted under the terms of the junior subordinated debentures, the Parent Company would owe approximately $74.4 million of accrued interest as of December 31, 2013 (based on average interest rates applicable at December 31, 2011, which were at historically low interest rate levels). As most of the outstanding junior subordinated debentures bear interest at rates that are indexed to LIBOR, if LIBOR rates increase, the interest that would accrue during the deferral period would be significantly higher and likewise increase the amount the Parent Company would owe at the conclusion of the deferral period.

Risk Factors

(BankAtlantic Bancorp)

While BB&T has agreed to assume BankAtlantic Bancorp’s obligations under the trust preferred securities, under the terms of the Agreement relating to the proposed sale of BankAtlantic, BankAtlantic Bancorp has agreed to pay all previously deferred interest payments and accrued interest through the closing of the transaction, which was approximately $41.6 million as of December 31, 2011.

BankAtlantic obtained a significant portion of its non-interest income through service charges on core deposit accounts, and recent legislation designed to limit service charges has reduced our fee income.

Historically, BankAtlantic generated a substantial amount of service charge income. The largest component of this service charge income historically was overdraft fees. Changes in banking regulations, in particular the Federal Reserve’s rules prohibiting banks from automatically enrolling customers in overdraft protection programs, which became effective July 1, 2010, as well as changes in BankAtlantic’s overdraft policies have contributed to a significant reduction in our service charge income during the years ended December 31, 2011 and 2010 and this impact is expected to continue in subsequent periods. Additionally, the Dodd-Frank Act may further limit the assessment of overdraft fees. Changes in customer behavior, modification of our service charge practices as well as increased competition from other financial institutions has also resulted in declines in service charge income. The reduction in deposit account fee income during 2011 had an adverse impact on our earnings and further reductions during 2012 would likewise impact our earnings.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

On July 21, 2010, President Obama signed the Dodd-Frank Act, which imposes significant regulatory and compliance changes. Currently, we believe the key effects of the Dodd-Frank Act on our business are:

•

changes to the thrift supervisory structure, including the elimination of the OTS and the transfer of oversight of federally chartered thrift institutions to the OCC and of thrift holding companies to the Federal Reserve ;

•	changes to regulatory capital requirements at the holding company level;

•	creation of new government regulatory agencies;

•	limitations on federal preemption;

•	limitations on debit card interchange fees;

•	changes in insured depository institution regulations; and

•	mortgage loan origination and risk retention.

Many provisions of the Dodd-Frank Act remain subject to regulatory rulemaking and implementation, the effects of which are not yet known. As a result, it is difficult to gauge the ultimate impact of certain provisions of the Dodd-Frank Act because the implementation of many concepts is left to regulatory agencies. For example, the Consumer Financial Protection Bureau (CFPB) is given the power to adopt new regulations to protect consumers and is given control over existing consumer protection regulations adopted by federal banking regulators.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations may negatively impact our results of operations and financial condition.

Risk Factors

(BankAtlantic Bancorp)

Deposit insurance premium assessments may increase substantially, which would adversely affect expenses.

BankAtlantic’s FDIC deposit insurance expense for the year ended December 31, 2011 was $9.6 million. BankAtlantic’s prepaid insurance assessment was $12.7 million at December 31, 2011. If the FDIC determines that increased premiums are necessary, BankAtlantic may be required to pay additional FDIC specific assessments or incur increased annual insurance rates which would increase our expenses and adversely impact our results.

The Parent Company and BankAtlantic are each subject to significant regulation and the Company’s activities and the activities of the Company’s subsidiaries, including BankAtlantic, are subject to regulatory requirements that could have a material adverse effect on the Company’s business.

The Parent Company is a “grandfathered” unitary savings and loan holding company and currently has broad authority to engage in various types of business activities. However, we may be prevented from engaging in activities, or limited with respect to certain activities, if it is determined that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic.

Unlike bank holding companies, as a unitary savings and loan holding company, we have not historically been subject to capital requirements. However, it is anticipated that capital requirements will be imposed on savings and loan holding companies in the future. The Dodd-Frank Act may, among other things, eliminate the status of a “savings and loan holding company” and require us to register as a bank holding company, which would subject us to regulatory capital requirements. Further, the regulatory bodies having authority over us may adopt regulations in the future that would affect our operations, including our ability to engage in certain transactions or activities.

An increase in BankAtlantic’s allowance for loan losses will result in reduced earnings.

As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. BankAtlantic’s management evaluates the collectability of BankAtlantic’s loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have probable loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of its regulators; and

•	geographic and industry loan concentrations.

Many of these factors are difficult to predict or estimate accurately, particularly in a changing economic environment. The process of determining the estimated losses inherent in BankAtlantic’s loan portfolio requires subjective and complex judgments and the level of uncertainty concerning economic conditions may adversely affect BankAtlantic’s ability to estimate the losses which may be incurred in its loan portfolio. If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses

Risk Factors

(BankAtlantic Bancorp)

allocated to those loans, or if BankAtlantic perceives adverse trends that require it to significantly increase its allowance for loan losses in the future, our earnings could be significantly and adversely affected.

At December 31, 2011, BankAtlantic’s allowance for loan losses was $129.1 million which represented approximately 5.02% of total loans and 38% of non-performing loans.

BankAtlantic’s interest-only residential loans expose it to greater credit risks.

As of December 31, 2011, approximately $375.5 million of BankAtlantic’s purchased residential loan portfolio consisted of interest-only loans, representing approximately 40% of the total purchased residential loan portfolio. While these loans are not considered sub-prime or negative amortizing loans, these loans have reduced initial loan payments with the potential for significant increases in monthly loan payments in subsequent periods, even if interest rates do not rise, as required amortization of the principal commences. During the year ending December 31, 2012, approximately $49 million of the loans in this portfolio will begin principal amortization. Monthly loan payments also increase if interest rates increase. This presents a potential repayment risk if the borrower is unable to meet the higher debt service obligations or refinance the loan. As previously noted, current economic conditions in the residential real estate markets and the mortgage finance markets have made it more difficult for borrowers to refinance their mortgages which also increases our exposure to loss.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2011 and 2010, the Company’s non-performing loans totaled $345.3 million and $385.5 million, or 13% and 12% of our loan portfolio, respectively. At December 31, 2011 and 2010, the Company’s non-performing assets (which include non-performing loans and foreclosed real estate) were $436 million and $464 million, or 12% and 10% of our total assets, respectively. In addition, the Company had approximately $34 million and $38 million in accruing loans that were 30-89 days delinquent at December 31, 2011 and 2010, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and real estate market conditions improve, particularly in Florida but also nationally, we expect to continue to incur additional losses relating to an increase in non-performing loans and non-performing assets. We record interest income on non-performing loans on a cash basis and generally incur operating losses associated with real estate owned. When we receive the collateral in foreclosures or similar proceedings, we are required to mark the related collateral to the then fair market value, generally based on appraisals of the property obtained by us, which often results in an additional loss. These loans and real estate owned also increase our risk profile, and increases in the level of non-performing loans and non-performing assets impact our regulators’ view of appropriate capital levels, which was a major contributing factor to the imposition of the Orders. Our regulators will likely require us to maintain enhanced capital levels until, at a minimum, our levels of non-performing loans and assets are substantially reduced. While we seek to manage our nonperforming assets, decreases in the value of these assets or deterioration in our borrowers’ financial condition, which is often impacted by economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of management time.

BankAtlantic’s consumer loan portfolio is concentrated in home equity loans collateralized by Florida properties primarily located in the markets where BankAtlantic operates its branch network.

The decline in residential real estate prices and higher unemployment throughout Florida over the past several years has resulted in an increase in mortgage delinquencies and higher foreclosure rates. Additionally, in response to the turmoil in the credit markets, financial institutions have tightened underwriting standards which has limited borrowers’ ability to refinance. These conditions have adversely impacted delinquencies and credit

Risk Factors

(BankAtlantic Bancorp)

loss trends in BankAtlantic’s home equity loan portfolio. Approximately 74% of the loans in BankAtlantic’s home equity portfolio are residential second mortgages that exhibit higher loss severity than residential first mortgages. If current economic conditions do not improve and home prices fall, BankAtlantic may experience higher credit losses from this loan portfolio. Since the collateral for this portfolio consists primarily of second mortgages, it is unlikely that BankAtlantic will be successful in recovering all or any portion of its loan proceeds in the event of a default unless BankAtlantic is prepared to repay the first mortgage and such repayment and the costs associated with a foreclosure are justified by the value of the property.

Changes in interest rates could adversely affect our net interest income and profitability.

The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.

Changes in interest rates can have differing effects on BankAtlantic’s net interest income. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in a decrease in interest income relative to interest expense and therefore reduce BankAtlantic’s net interest income. While BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, BankAtlantic may not be successful in doing so.

Loan and mortgage-backed securities prepayment decisions are also affected by interest rates. Loan and securities prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans and securities, and if loans or securities are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans and securities are generally less than the yields that it earned on the prepaid loans.

Significant loan prepayments in BankAtlantic’s mortgage and investment portfolios in the future could have an adverse effect on BankAtlantic’s earnings as proceeds from the repayment of loans may be reinvested in loans with lower interest rates. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.

In a rising interest rate environment, loan and securities prepayments generally decline, resulting in yields that are less than the current market yields. In addition, the credit risks of loans with adjustable rate mortgages may worsen as interest rates rise and debt service obligations increase.

Risk Factors

(BankAtlantic Bancorp)

BankAtlantic uses a computer model using standard industry software to assist it in its efforts to quantify BankAtlantic’s interest rate risk. The model measures the potential impact of gradual and abrupt changes in interest rates on BankAtlantic’s net interest income. While management would attempt to respond to the projected impact on net interest income, management’s efforts may not be successful.

BankAtlantic is subject to liquidity risk as its loans are funded by its deposits.

Like all financial institutions, BankAtlantic’s assets are primarily funded through its customer deposits and changes in interest rates, availability of alternative investment opportunities, a loss of confidence in financial institutions in general or BankAtlantic in particular, and other factors may make deposit gathering more difficult. If BankAtlantic experiences decreases in deposit levels, it may need to increase its borrowings, which may not be available in sufficient amounts, or liquidate a portion of its assets, which may not be readily saleable. Additionally, interest rate changes or further disruptions in the capital markets may make the terms of borrowings and deposits less favorable. For a further discussion of BankAtlantic’s liquidity, see “Liquidity and Capital Resources” contained within the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

BankAtlantic has significantly reduced operating expenses over the past three years and BankAtlantic may not be able to continue to reduce expenses without adversely impacting its operations.

BankAtlantic’s operating expenses have declined from $259 million for the year ended December 31, 2009 to $186 million for the year ended December 31, 2011. BankAtlantic reorganized its operations during this period and significantly reduced operating expenses while focusing on its core businesses and seeking to maintain quality customer service. BankAtlantic may not be successful in efforts to further reduce expenses or to maintain its current expense structure. BankAtlantic’s inability to reduce or maintain its current expense structure may have an adverse impact on our results.

Prior to 2009, the Parent Company relied on dividends from BankAtlantic to service its debt and pay dividends, but no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future.

BankAtlantic has not paid a dividend to the Parent Company since September 2008, and the Bank Order prohibits BankAtlantic from paying dividends to the Parent Company without the prior written non-objection of the OCC. As such, BankAtlantic does not intend to pay dividends to the Parent Company for the foreseeable future.

The cost and outcome of pending legal proceedings may impact our results of operations.

The Parent Company, BankAtlantic and their subsidiaries are currently parties in ongoing litigation, legal and regulatory proceedings which have resulted in significant non-interest expenses relating to legal and other professional fees. Pending proceedings include class action securities litigation, litigation which has been brought by the SEC, the Orders, litigation arising out of our banking operations including workouts and foreclosures, potential class actions by customers relating to service and overdraft fees assessed to their accounts, and legal proceedings associated with our tax certificate business and relationships with third party tax certificate ventures. While, based on current information, we believe that we have meritorious defenses in these proceedings, we anticipate continued elevated legal and related costs as parties to the actions and the ultimate outcomes of the matters are uncertain. See the section of this joint proxy statement/prospectus entitled “Information About BFC—Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries” for a further discussion regarding the legal proceedings to which BankAtlantic Bancorp is currently subject.

Risk Factors

(BankAtlantic Bancorp)

Further reductions in BankAtlantic’s assets may adversely affect our earnings and/or operations.

BankAtlantic has reduced its assets and repaid borrowings in order to improve its liquidity and regulatory capital ratios. The reduction of earning asset balances has reduced our net interest income. Our net interest income was $163.3 million for the year ended December 31, 2009 and $125.4 million for the year ended December 31, 2011. The reduction in net interest income from earning asset reductions has previously been offset in part by lower operating expenses in prior periods. Our ability to further reduce expenses without adversely affecting our operations may be limited and as a result, further reductions in our earning asset balances in future periods may adversely affect earnings and/or operations.

Adverse market conditions have affected and may continue to affect the financial services industry as well as our business and results of operations.

Our financial condition and results of operations have been, and may continue to be, adversely impacted as a result of the downturn in the U.S. housing and commercial real estate markets and general economic conditions. Dramatic declines in the national and, in particular, Florida housing markets over the past years, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of our loans and resulted in significant asset impairments at all financial institutions, including government-sponsored entities, major commercial and investment banks, and regional and community financial institutions including BankAtlantic. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The continuing economic pressure on consumers and lack of confidence in the financial markets has adversely affected and may continue to adversely affect our business, financial condition and results of operations. Further negative market and economic developments may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on BankAtlantic and others in the financial services industry. In particular, we may experience and may continue to be impacted by the following risks in connection with these events:

•

BankAtlantic’s borrowers may be unable to make timely repayments of their loans, or the value of real estate collateral securing the payment of such loans may decrease which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which would increase levels of non-performing loans resulting in significant credit losses, and increased expenses and could have a material adverse effect on our operating results.

•

Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may adversely impact our ability to borrow on favorable terms or at all from other financial institutions or government entities.

•	Increased regulation of the industry may increase costs, decrease fee income and limit BankAtlantic’s activities and operations.

•

Increased competition among financial services companies based on the recent consolidation of competing financial institutions may adversely affect BankAtlantic’s ability to competitively market its products and services.

•	BankAtlantic may be required to pay higher FDIC deposit premiums and assessments.

Risk Factors

(BankAtlantic Bancorp)

•	Continued asset valuation declines could further increase our credit losses and result in additional impairments of goodwill and other assets.

Our loan portfolio subjects us to high levels of credit and counterparty risk.

We are exposed to the risk that our borrowers or counter-parties may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit, and financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, we seek to establish policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.

BankAtlantic reviews the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party; however, such limits may not have the effect of adequately limiting credit exposure. In addition, when deciding whether to extend credit or enter into other transactions with customers and counterparties, we often rely on information furnished to us by such customers and counterparties, including financial statements and other financial information, and representations of the customers and counterparties that relates to the accuracy and completeness of the information. While we take all actions we deem necessary to ensure the accuracy of the information provided to us, all the information provided to us may not be accurate or we may not successfully identify all information needed to fully assess the risk which may expose us to increased credit risk and counterparty risk.

BankAtlantic also enters into participation agreements with or acquires participation interests from other lenders to limit its credit risk, but will continue to be subject to risks with respect to its interest in the loan, as well as not being in a position to make independent determinations with respect to its interest. Further, the majority of BankAtlantic’s residential loans are serviced by others. The servicing agreements may restrict BankAtlantic’s ability to initiate work-out and modification arrangements with borrowers which could adversely impact BankAtlantic’s ability to minimize losses on non-performing loans.

The Company is also exposed to credit and counterparty risks with respect to loans held in its asset workout subsidiary.

Adverse events in Florida, where our business is currently concentrated, could adversely impact our results and future growth.

BankAtlantic’s business, the location of its branches, the primary source of repayment for its small business loans and the real estate collateralizing its commercial real estate loans (and the loans held by our asset workout subsidiary) and its consumer home equity loans are primarily concentrated in Florida. As a result, we are exposed to geographic risks, as high unemployment rates, declines in the housing industry and declines in the real estate market have generally been more severe in Florida than in the rest of the country. Adverse changes in laws and regulations in Florida would have a greater negative impact on our revenues, financial condition and business than on similar institutions in markets outside of Florida. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes, which may disrupt our operations, adversely impact the ability of our borrowers to timely repay their loans and the value of any collateral held by us, or otherwise have an adverse effect on our results of operations. The severity and impact of tropical storms, hurricanes and other weather related events are unpredictable.

The Company is controlled by BFC Financial Corporation and its controlling shareholders and this control position may adversely affect the market price of the Company’s Class A Common Stock.

BFC owns shares of the Company’s Class A Common Stock and Class B Common Stock representing approximately 75% of the Company’s total voting power. Additionally, Alan B. Levan, our Chairman and Chief

Risk Factors

(BankAtlantic Bancorp)

Executive Officer, and John E. Abdo, our Vice Chairman, beneficially own shares of BFC’s class A and class B common stock representing approximately 71% of BFC’s total voting power. The Company’s Class A Common Stock and class B Common Stock vote as a single group on most matters. Accordingly, BFC, directly, and Messrs. Levan and Abdo, indirectly through BFC, are in a position to control the Company, elect the Company’s Board of Directors and significantly influence the outcome of any shareholder vote, except in those limited circumstances where Florida law mandates that the holders of the Company’s Class A Common Stock vote as a separate class. This control position may have an adverse effect on the market price of the Company’s Class A Common Stock.

BFC can reduce its economic interest in us and still maintain voting control.

Our Class A Common Stock and Class B Common Stock generally vote together as a single class, with our Class A Common Stock possessing a fixed 53% of the aggregate voting power of all of our common stock and our Class B Common Stock possessing a fixed 47% of such aggregate voting power. Our Class B Common Stock currently represents less than 1% of our common equity and 47% of our total voting power. As a result, the voting power of our Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Any issuance of shares of our Class A Common Stock will further dilute the relative economic interest of our Class B Common Stock, but will not decrease the voting power represented by our Class B Common Stock. Further, our Restated Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC and its affiliates own less than 97,253 shares of our Class B Common Stock, which is approximately 50% of the number of shares of our Class B Common Stock that BFC now owns, even if additional shares of our Class A Common Stock are issued. Therefore, BFC may sell up to approximately 50% of its shares of our Class B Common Stock (after converting those shares to Class A Common Stock), and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by our Class B Common Stock and its voting power. Any conversion of shares of our Class B Common Stock into shares of our Class A Common Stock would further dilute the voting interests of the holders of our Class A Common Stock.

Provisions in our charter documents may make it difficult for a third party to acquire us and could depress the price of our Class A Common Stock.

Our Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could delay, defer or prevent a change of control of the Company or our management. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our Class A Common Stock. These provisions include:

•	the provisions in our Restated Articles of Incorporation regarding the voting rights of our Class B Common Stock;

•

the authority of our board of directors to issue additional shares of common or preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

A sustained decline in the Company’s Class A Common Stock price may result in the delisting of its Class A Common Stock from the NYSE.

The Company’s Class A Common Stock currently trades on the NYSE. Like many other companies involved in the financial services industry over the last several years, the trading price of the Company’s Class A

Risk Factors

(BankAtlantic Bancorp)

Common Stock has experienced a substantial decline. A listed company would be deemed to be below compliance with the continued listing standards of the NYSE if, among other things, the listed company’s average closing price was less than $1.00 over a consecutive 30 trading day period or, with respect to listed companies with shareholders equity of less than $50 million, the listed company’s average market capitalization was less than $50 million over a consecutive 30 trading day period. The NYSE’s market capitalization and equity requirements are based on the Company’s publicly traded stock at the holding company level.

On April 6, 2011, the Company was notified that its Class A Common Stock did not satisfy one minimum share price standard because, as of March 31, 2011, the average closing price per share of the Company’s Class A Common Stock over the preceding 30 trading day period was $0.98. Under the rules of the NYSE, the Company had a six month period to cure the deficiency, which was accomplished as a result of the one-for-five reverse stock split affected by the Company during October 2011.

On October 21, 2011, the Company received notification that it was below the NYSE’s continued listing criteria because, as of October 14, 2011, the Company’s average market capitalization for the preceding 30-day trading period was $48.9 million. In accordance with the NYSE’s rules, the Company submitted a business plan to the NYSE in which it advised the NYSE of the actions it has taken or expects to take in order to comply with the NYSE’s continued listing standards within 18 months. The Company’s Class A Common Stock will continue to be listed and traded on the NYSE during this period, subject to the NYSE’s acceptance of the business plan, and the Company’s compliance with the business plan and the other continued listing standards of the NYSE.

If the Company does not timely regain compliance with the NYSE’s average market capitalization standard and otherwise meet and continue to comply with the requirements for continued listing, then the Company’s Class A Common Stock will be delisted from the New York Stock Exchange. In such case, the Company would attempt to cause its Class A Common Stock to be eligible for quotation on the OTC Bulletin Board. However, in such event, the trading price of the Company’s Class A Common Stock would likely be adversely impacted, it may become more difficult for the holders of the Company’s Class A Common Stock to sell or purchase shares of the Company’s Class A Common Stock, and it may become more difficult for the Company to raise capital, which could materially and adversely impact the Company’s business, prospects, financial condition and results of operations.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our operations.

Our performance is largely dependent on the talents and efforts of skilled individuals. There is intense competition in the financial services industry for qualified employees. We also face increasing competition with businesses outside the financial services industry for the most highly skilled individuals. In addition, our recent losses, reductions in force and other efforts to achieve operating efficiencies as well as the concerns about the transaction to sell BankAtlantic to BB&T and the instability of financial institutions in general may make it more difficult to retain key personnel. Our business operations could be adversely affected if we are unable to retain and motivate our existing employees and attract new employees as needed. During January 2012, the SEC filed a lawsuit against the Company’s Chairman and Chief Executive Officer, Alan B. Levan, alleging violations of securities laws. In addition to injunctive relief and monetary penalties, the complaint seeks an officer and director bar with respect to Mr. Alan Levan. While the Company believes that it and Mr. Levan fully complied with applicable law, the outcome of this litigation is uncertain. In the event Mr. Alan Levan is restricted from serving, or is otherwise unable to serve, as an executive officer and/or director of the Company, the Company and its business, as well as the businesses of its subsidiaries, may be adversely impacted. However, the Company believes that any such adverse impact would be mitigated by the continuation of service of other executive officers, including Mr. Abdo, who serves as a director of the Company and Vice Chairman of the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management, markets for the equity and debt securities of BFC and Bluegreen, the merger and the effects thereof (if consummated) upon the companies and other matters relating to the companies and their respective subsidiaries, including, in the case of BFC, the proposed sale of BankAtlantic and other events pertaining to BankAtlantic Bancorp and BankAtlantic. Statements in this joint proxy statement/prospectus that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “estimate,” “project,” “anticipate,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements, wherever they occur in this joint proxy statement/prospectus, reflect the judgment of the management of BFC or Bluegreen, as the case may be, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should therefore be considered in light of various important factors, including, without limitation, those set forth below and the risks and uncertainties described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

Risks and uncertainties associated with BFC include, but are not limited to, the following:

•	BFC has negative cash flow and limited sources of cash, which may present risks to its ongoing operations;

•

the risks associated with BFC’s current business strategy, including the risk that BFC will not be in a position to provide strategic support to its affiliated entities or that such support will not achieve the anticipated benefits;

•	the risks and uncertainties affecting BFC and its publicly-traded portfolio of companies, and their respective operations, markets, products and services and proposed strategic transactions;

•

the risk that creditors of BFC’s subsidiaries or other third parties may seek to recover from the subsidiaries’ respective parent companies, including BFC, distributions or dividends made by such subsidiaries or other amounts owed by such subsidiaries to such creditors or third parties;

•	strategic alternatives being evaluated by entities in which BFC has investments may not ultimately be pursued or consummated or, if consummated, result in the benefits expected to be achieved;

•

BFC’s shareholders’ interests may be diluted if additional shares of BFC’s common stock are issued (including shares issuable in connection with the merger), and BFC’s public company investments may be diluted if BankAtlantic Bancorp, Bluegreen (in the event the merger is not consummated) or Benihana issue additional shares of its stock;

•	adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the activities of BFC and its subsidiaries;

•

the impact of the recent economic downturn on BFC, the price and liquidity of its common stock and its ability to obtain additional capital, including the risk that if BFC needs or otherwise believes it is advisable to issue debt or equity securities to fund its operations, it may not be possible to issue any such securities on favorable terms, if at all;

•	the performance of entities in which BFC has made investments may not be profitable or their results as anticipated;

•

BFC is dependent upon dividends from its subsidiaries to fund its operations; BankAtlantic Bancorp is currently prohibited from paying dividends and may not be in a position to pay dividends in the future, whether as a result of such restrictions continuing in the future or otherwise; Bluegreen has historically not paid dividends on its Common Stock and its ability to pay dividends may be limited by the terms of certain of its indebtedness;

•

the risks related to BFC’s ability to pay dividends to holders of its outstanding 5% Cumulative Preferred Stock, which will depend on BFC’s financial condition and also is currently subject to the prior written non-objection of the Federal Reserve;

•

the uncertainty regarding the amount of cash that will be required to be paid to the shareholders of Woodbridge who exercised appraisal rights in connection with the 2009 merger between Woodbridge and BFC;

•	the risk that final releases relating to the resolution of certain of Woodbridge’s indebtedness may not be obtained;

•

the risks associated with the securities BFC holds directly or indirectly, including the risk that such securities may decline in value and that BFC may be required to record additional impairment charges with respect to such securities;

•

the preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions, and any changes in estimates, judgments and assumptions used could have a material adverse impact on BFC’s financial condition and operating results;

•

the uncertainties regarding legislation relating to the regulation of companies within the financial services industry, including bank holding companies, and the impact of such legislation on the operations of BFC and BankAtlantic Bancorp, as well as the risk that BFC will be required by the Federal Reserve to enter into a Cease and Desist Order with respect to its ownership and oversight of BankAtlantic Bancorp;

•

the risks related to litigation and other legal proceedings against BFC and its subsidiaries, including (i) the legal and other professional fees and other costs and expenses of such proceedings, as well as the impact of any finding of liability or damages on BFC’s financial condition and operating results and (ii) with respect to litigation brought by the SEC against BankAtlantic Bancorp and Alan B. Levan, the Chairman and Chief Executive Officer of BankAtlantic Bancorp who also serves as Chairman, Chief Executive Officer and President of BFC and non-executive Chairman of Bluegreen’s board of directors, reputational risks and risks relating to the loss of Mr. Levan’s services; and

•	BFC’s success at managing the risks involved in the foregoing.

With respect to Bluegreen, the risks and uncertainties include, but are not limited to, the following:

•	the overall state of the economy, interest rates and the availability of financing may affect Bluegreen’s ability to market VOIs;

•	Bluegreen would incur substantial losses and its liquidity position could be adversely impacted if the customers it finances default on their obligations;

•

while Bluegreen has attempted to restructure its business to reduce its need for and reliance on financing for liquidity in the short term, those efforts may not be successful and Bluegreen’s business and profitability may depend on its ability to obtain financing, which may not be available on favorable terms, or at all;

•	Bluegreen’s future success depends on its ability to market its products successfully and efficiently;

•

Bluegreen is subject to the risks of the real estate market and the risks associated with real estate development, including the continued decline in real estate values and the deterioration of real estate sales;

•

Bluegreen may not be successful in increasing or expanding its fee-based services relationships, and its fee-based service activities may not be profitable, which may have an adverse impact on its results of operations and financial condition;

•

Bluegreen’s results of operations and financial condition may be materially and adversely impacted if Bluegreen Resorts does not continue to participate in exchange networks or its customers are not satisfied with the networks in which it participates;

•

Bluegreen’s decision to sell Bluegreen Communities involves a number of risks, including that it may not be successful in divesting the business, may divert management’s attention from its other business activities, may result in additional impairment charges and may not ultimately lead to Bluegreen consummating a transaction or otherwise realizing improvements in its operating results and financial condition;

•	claims for development-related defects could adversely affect Bluegreen’s financial condition and operating results;

•	the resale market for VOIs could adversely affect Bluegreen’s business;

•

Bluegreen may be adversely affected by federal, state and local laws and regulations, and changes in applicable laws and regulations, including the imposition of additional taxes on operations. In addition, results of audits of Bluegreen’s tax returns or those of its subsidiaries may have a material and adverse impact on its financial condition;

•	environmental liabilities, including claims with respect to mold or hazardous or toxic substances, could have a material adverse impact on Bluegreen’s business;

•	the ratings of third-party rating agencies could adversely impact Bluegreen’s ability to obtain, renew or extend credit facilities or debt, or otherwise raise capital;

•

the impact of litigation and other legal proceedings against Bluegreen and its subsidiaries, including that a finding of liability or damages, as well as the legal and other professional fees and other costs and expenses of such proceedings, may have a material adverse effect on its financial condition and operating results;

•

there are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP, and any changes in estimates, judgments and assumptions used could have a material adverse impact on Bluegreen operating results and financial condition; and

•	the loss of services of Bluegreen’s key management and personnel could adversely affect its business.

With respect to BankAtlantic Bancorp and BankAtlantic, the risks and uncertainties include, but are not limited to, the following:

•

the impact of economic, competitive and other factors affecting BankAtlantic Bancorp and BankAtlantic and their operations, markets, products and services, including the impact of the changing regulatory environment, a continued or deepening recession, decreases in real estate values, and increased unemployment or sustained high unemployment rates on their business generally, BankAtlantic’s regulatory capital ratios, the ability of borrowers to service their obligations and of customers to maintain account balances and the value of collateral securing outstanding loans;

•

credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact of the economy and real estate market values on assets and the credit quality of loans (including those held in the asset workout subsidiary of BankAtlantic Bancorp);

•	the risk that loan losses will continue and the risks of additional charge-offs, impairments and required increases in the allowance for loan losses;

•	the impact of and expenses associated with litigation, including, but not limited to, litigation relating to overdraft fees and litigation brought by the SEC, as described above;

•	the risks associated with maintaining required capital levels and that failing to comply with regulatory mandates will result in the imposition of additional regulatory requirements and/or fines;

•	the risks associated with changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws, including their impact on BankAtlantic’s net interest margin;

•

adverse conditions in the stock market, the public debt market and other financial and credit markets, and the impact of such conditions on BankAtlantic Bancorp’s activities and its ability to raise capital;

•	the risks associated with the impact of periodic valuation testing of goodwill, deferred tax assets and other assets;

•

the risks related to the proposed sale of BankAtlantic to BB&T, including: the risk that the transaction may not be completed in the time frame indicated, on anticipated terms, or at all; that BankAtlantic Bancorp’s and/or BankAtlantic’s business or net asset values may be negatively affected by the pendency of the transaction or otherwise; that regulatory approvals may not be received; that the transaction may not be as advantageous to BankAtlantic Bancorp as expected; that BankAtlantic Bancorp’s shareholders may not realize the anticipated benefits; that BankAtlantic Bancorp’s future business plans may not be realized as anticipated, if at all; and that the assets retained by BankAtlantic Bancorp or held by Newco LLC after the closing of the transaction may not be monetized at the values currently ascribed to them;

•	the risks associated with BankAtlantic Bancorp’s ability to maintain the listing of its Class A Common Stock on the NYSE; and

•	BankAtlantic Bancorp’s success at managing the risks involved in the foregoing.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Readers also should understand that it is not possible to predict or identify all such factors and that the risks and uncertainties contained herein should not be considered a complete statement of all potential risks and uncertainties. Readers should also realize that if underlying assumptions prove to be inaccurate, or unknown risks or uncertainties materialize, actual results could vary materially from the projections. Neither BFC or Bluegreen, nor any other person, undertakes any obligation to update any forward-looking statements.

THE BLUEGREEN SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Bluegreen’s shareholders as part of a solicitation of proxies by the board of directors of Bluegreen for use at a special meeting of Bluegreen’s shareholders.

Date, Time and Place

The special meeting of Bluegreen’s shareholders will be held on             , 2012 at     :        .m., local time, at             .

Purpose of the Meeting

The sole purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement.

Recommendation of the Board of Directors of Bluegreen

For the reasons described in this joint proxy statement/prospectus, including the recommendation of Bluegreen’s special committee and the opinion of the financial advisor to Bluegreen’s special committee as to the fairness of the exchange ratio in the merger, from a financial point of view, to Bluegreen’s shareholders other than BFC and its affiliates, the board of directors of Bluegreen has determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement. See “The Merger—Recommendation of the Bluegreen Board and Its Reasons for the Merger.”

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of Bluegreen at the close of business on             , 2012, the record date for the Bluegreen special meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the Bluegreen record date,             shares of Bluegreen’s Common Stock were issued and outstanding. A complete list of Bluegreen’s shareholders of record will be open for examination by any shareholder of record at Bluegreen’s corporate offices, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, during regular business hours for a period of no less than ten days prior to the Bluegreen special meeting. The list will also be available for examination by any shareholder of record present at the Bluegreen special meeting.

Holders of Bluegreen’s Common Stock are entitled to one vote per share on the proposal relating to the merger agreement.

A quorum will be present at the meeting if a majority of the shares of Bluegreen’s Common Stock outstanding on the Bluegreen record date are represented, in person or by proxy, at the meeting. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies.

Vote Required to Approve the Merger Agreement

Under the MBCA, the affirmative vote of holders of shares of Bluegreen’s Common Stock representing at least 66-2/3% of the shares of such stock outstanding on the Bluegreen record date is required to approve the merger agreement. In the absence of instructions from the beneficial owners of shares of Bluegreen’s Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the approval of the merger agreement. Shares represented by such “broker non-votes,” as well as abstentions and failures to vote, will have the same effect as votes cast against the merger agreement.

Shares Owned by BFC

BFC currently owns, directly or indirectly, and is entitled to vote 16,922,953 shares of Bluegreen’s Common Stock, representing approximately 54% of the outstanding shares of such stock. BFC has committed to vote all such shares in favor of the merger agreement.

Shares Owned by Directors and Executive Officers of Bluegreen

In addition to the shares of Bluegreen’s Common Stock owned by BFC, which may be deemed to be beneficially owned by Alan B. Levan, Chairman of Bluegreen and Chairman, Chief Executive Officer and President of BFC, and John E. Abdo, Chairman of each of Bluegreen and BFC, Bluegreen’s directors and executive officers collectively own, directly or indirectly, and are entitled to vote 118,594 shares, or approximately 0.3%, of Bluegreen’s Common Stock. It is anticipated that Bluegreen’s directors and executive officers will vote their shares of Bluegreen’s Common Stock in favor of the merger agreement, although they are not required to do so.

Voting by Proxy

Bluegreen’s shareholders may vote their shares of Bluegreen’s Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of Bluegreen’s shareholders of record and voting instructions are included on such proxy card. Bluegreen’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of Bluegreen who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their respective brokers, banks or other nominees that such shareholders must follow in order to vote their shares. The failure of “street name” holders to provide voting instructions to their brokers, banks or other nominees will result in “broker non-votes” for those shares, and such “broker non-votes” will count as votes against the merger agreement. All properly signed and returned proxy cards that are received prior to the Bluegreen special meeting and other voting instructions timely received and not revoked will be voted at the Bluegreen special meeting as indicated on the proxy card or according to the voting instructions, as the case may be. If a proxy card is signed, returned and received prior to the Bluegreen special meeting but does not indicate how the shares represented thereby should be voted, those shares will be voted “FOR” the merger agreement.

Voting in Person

Shareholders of record of Bluegreen that plan to attend the Bluegreen special meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that a shareholder of Bluegreen who holds his, her or its shares in “street name” and wishes to vote at the Bluegreen special meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

SHAREHOLDERS OF BLUEGREEN WHO WISH TO ATTEND THE MEETING MAY BE ASKED TO PRESENT VALID PICTURE IDENTIFICATION, SUCH AS A DRIVER’S LICENSE OR PASSPORT. CAMERAS, RECORDING DEVICES AND OTHER ELECTRONIC DEVICES WILL NOT BE PERMITTED AT THE MEETING. SHAREHOLDERS OF RECORD SHOULD BRING THE ADMISSION TICKET ATTACHED TO THEIR PROXY CARD IN ORDER TO FACILITATE THEIR REGISTRATION PROCESS AT THE MEETING. SHAREHOLDERS WHO HOLD THEIR SHARES IN “STREET NAME” AND, THEREFORE, DID NOT RECEIVE AN ADMISSION TICKET, WILL NEED TO BRING A COPY OF THE BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP AS OF THE CLOSE OF BUSINESS ON THE BLUEGREEN RECORD DATE IN ORDER TO REGISTER AT THE MEETING.

The votes of all shareholders of Bluegreen are important. Accordingly, all shareholders of Bluegreen should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the Bluegreen special meeting in person. Shareholders of record and “street name” holders who have obtained proxies to vote their shares in person can always change their votes at the meeting.

Revocation of Proxies

Holders of record of Bluegreen’s Common Stock may revoke their proxies by providing written notice of revocation addressed to, or in person to, Anthony M. Puleo, Secretary, at Bluegreen’s principal executive offices set forth on the notice of special meeting accompanying this joint proxy statement/prospectus. Holders of record of Bluegreen’s Common Stock may also revoke previously granted proxies or voting instructions by submitting a new valid proxy bearing a later date or by transmitting new voting instructions in accordance with the voting procedures described on the proxy card. To be valid, any such revocation notice or new proxy card must be received, and any new voting instructions must be transmitted, in each case by no later than 11:59 p.m., local time, on the date immediately preceding the Bluegreen special meeting. In addition, holders of record of Bluegreen’s Common Stock may revoke previously granted proxies or change their vote by attending the Bluegreen special meeting and voting in person, although attendance at the meeting will not by itself revoke a previously granted proxy.

The options described in the preceding paragraph do not apply to shareholders of Bluegreen who hold their shares in “street name.” Rather, shareholders of Bluegreen who hold their shares in “street name” must contact their broker, bank or other nominee to find out how to change their vote.

Proxy Solicitation

Bluegreen is soliciting proxies for the special meeting of its shareholders. Bluegreen will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, Bluegreen will request that brokers, banks and other nominees send proxies and proxy materials to Bluegreen’s beneficial shareholders and secure their voting instructions, if necessary. Bluegreen will reimburse those record holders for their reasonable expenses in so doing. Additionally, Bluegreen and BFC have engaged Georgeson, a proxy solicitation firm, to assist in the solicitation of proxies from their respective shareholders. Bluegreen and BFC have agreed to pay Georgeson customary fees for its services, as well as reimburse Georgeson for its out-of-pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters, and indemnify Georgeson against any losses arising out of its proxy soliciting services. Bluegreen also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from Bluegreen’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

No Other Business

No matter other than the proposal relating to the merger agreement will be considered at the Bluegreen special meeting.

Neither BFC nor Bluegreen has any arrangement or understanding with any of Bluegreen’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

Assistance

If you are a shareholder of Bluegreen and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the Bluegreen special meeting or the merger, please contact the information agent for the merger, Georgeson, at (888) 613-9988.

THE BFC SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to BFC’s shareholders as part of a solicitation of proxies by the board of directors of BFC for use at a special meeting of BFC’s shareholders.

Date, Time and Place

The special meeting of BFC’s shareholders will be held on                     , 2012 at     :        .m., local time, at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Purposes of the Meeting

The purposes of the BFC special meeting are to consider and vote upon proposals to approve the merger and the reverse stock split.

Recommendation of the Board of Directors of BFC

For the reasons described in this joint proxy statement/prospectus, including the opinion of the financial advisor to BFC’s board of directors as to the fairness of the exchange ratio in the merger, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock, BFC’s board of directors has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger. See “The Merger—Recommendation of the BFC Board and Its Reasons for the Merger.” The board of directors of BFC also recommends that BFC’s shareholders vote “FOR” the reverse stock split.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of BFC at the close of business on                     , 2012, the record date for the BFC special meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the BFC record date,             shares of BFC’s Class A Common Stock and             shares of BFC’s Class B Common Stock were issued and outstanding. A complete list of BFC’s shareholders of record will be open for examination by any shareholder of record at BFC’s corporate offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, during regular business hours for a period of no less than ten days prior to the meeting. The list will also be available for examination by any shareholder of record present at the meeting.

BFC’s shareholders will vote together as a single class on the proposal relating to the merger and the proposal relating to the reverse stock split. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote on each proposal, with all such shares representing in the aggregate 22% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, is calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the BFC special meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to             votes on each proposal. In addition, the holders of BFC’s Class B Common Stock will be entitled to vote separately on the reverse stock split.

A quorum will be present at the BFC special meeting if shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s total voting power outstanding on the BFC record date are represented, in person or by proxy, at the meeting. To act on the reverse stock split, holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date are also required to be present at the meeting, in person or by proxy. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies.

Vote Required to Approve the Merger and the Reverse Stock Split

The merger will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In the absence of instructions from the beneficial owners of shares of BFC’s Class A Common Stock and Class B Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the vote on the merger. Shares represented by such “broker non-votes,” as well as failures to vote and abstentions, will have the same effect as votes cast against the merger.

The reverse stock split will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In addition, the reverse stock split also requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date. In the absence of instructions from the beneficial owners of shares of BFC’s Class A Common Stock and Class B Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the vote on the reverse stock split. Shares represented by such “broker non-votes,” as well as failures to vote and abstentions, will have the same effect as votes cast against the reverse stock split.

Shares Owned by Directors and Executive Officers of BFC

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 16% of the outstanding shares of BFC’s Class A Common Stock and approximately 86% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 71% of the total voting power of BFC. Messrs. Levan and Abdo have indicated their intention to vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the reverse stock split. If Messrs. Levan and Abdo vote their shares as indicated, then the approval of the merger and the reverse stock split by BFC’s shareholders is assured.

Including the shares of BFC’s Class A Common Stock and Class B Common Stock owned by Messrs. Levan and Abdo, BFC’s directors and executive officers collectively own, directly or indirectly, and are entitled to vote 12,471,398 shares, or approximately 18%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86%, of BFC’s Class B Common Stock. These shares collectively represent approximately 71% of the general voting power of BFC. It is anticipated that BFC’s directors and executive officers will vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the reverse stock split, although they are not required to do so.

Voting by Proxy

BFC’s shareholders may vote their shares of BFC’s Class A Common Stock and Class B Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of BFC’s shareholders of record and voting instructions are included on such proxy card. BFC’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of BFC who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their respective brokers, banks or other nominees that such shareholders must follow in order to vote their shares. A “street name” holder’s failure to provide voting instructions to his, her or its broker, bank or other nominee will result in a “broker non-vote” for those shares, and such “broker non-votes” will have the same effect as votes against the merger and the reverse stock split. All properly signed and returned proxy cards that are received prior to the BFC special meeting and that are not revoked will be voted at the BFC special meeting as indicated on the proxy card or according to the voting instructions, as applicable. If a proxy card is signed, returned and received prior to the BFC special meeting but does not indicate how the shares represented thereby should be voted on the merger and/or the reverse stock split, those shares will be voted “FOR” the merger and/or “FOR” the reverse stock split, as applicable.

Voting in Person

Shareholders of record of BFC that plan to attend the BFC special meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that “street name” holders who wish to vote their shares in person at the BFC special meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

BFC’s shareholders should submit their proxies or otherwise provide their voting instructions even if they plan to attend the meeting. Record holders and “street name” holders who received proxies to vote their shares in person can always change their votes at the meeting.

The votes of all shareholders of BFC are important. Accordingly, all shareholders of BFC should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the BFC special meeting in person.

Revocation of Proxies

A BFC shareholder of record may revoke his, her or its proxy at any time before such proxy is voted at the BFC special meeting by taking any of the following actions:

•	delivering to BFC’s Secretary a signed, written notice of revocation bearing a date later than the date of the previously executed proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date, or transmitting new voting instructions by telephone or internet as described on the proxy card; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

If a shareholder of BFC holds his, her or its shares in “street name,” the options described in the paragraph above do not apply. Instead, such shareholder must contact his, her or its broker, bank or other nominee to find out how to change his, her or its vote.

Proxy Solicitation

BFC is soliciting proxies for the special meeting of its shareholders. BFC will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, BFC will request that brokers, banks and other nominees send proxies and proxy materials to BFC’s beneficial shareholders and secure their voting instructions, if necessary. BFC will reimburse those record holders for their reasonable expenses in so doing. Additionally, BFC and Bluegreen have engaged Georgeson, a proxy solicitation firm, to assist in the solicitation of proxies from their respective shareholders. BFC and Bluegreen have agreed to pay Georgeson customary fees for its services, as well as reimburse Georgeson for its out-of-pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters, and indemnify Georgeson against any losses arising out of its proxy soliciting services. BFC also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from BFC’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

No Other Business

No matter other than the proposals relating to the merger and the reverse stock split will be considered at the BFC special meeting.

Neither BFC nor Bluegreen has any arrangement or understanding with any of BFC’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

Assistance

If you are a shareholder of BFC and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the BFC special meeting, the merger or the reverse stock split, please contact the information agent for the merger, Georgeson, at (888) 613-9988.

THE MERGER

General

The boards of directors of BFC and Bluegreen have each approved the merger on the terms and subject to the conditions, including the approval of the shareholders of both companies, described in this joint proxy statement/prospectus. Upon consummation of the merger, Bluegreen will merge with and into an indirect wholly owned subsidiary of BFC. It is currently expected that, prior to the effective time of the merger, the subsidiary into which Bluegreen will be merged (which is currently a Florida limited liability company named BXG Florida, LLC) will be converted to a Florida corporation and, in connection with the merger and the related filing of Articles or a Certificate of Merger with the Florida Department of State, its name will be changed to “Bluegreen Corporation.” In any event, Bluegreen’s separate corporate existence will cease at the effective time of the merger, and such merger subsidiary will be the surviving company of the merger (the “Surviving Company”) and will remain an indirect wholly owned subsidiary of BFC. Under the terms of the merger agreement, holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive eight shares of BFC’s Class A Common Stock in exchange for each share of Bluegreen’s Common Stock they hold at the effective time of the merger. This exchange ratio will be subject to adjustment only in connection with the reverse stock split or other similar transaction involving BFC’s Class A Common Stock.

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Please carefully read the merger agreement, as it is the legal document that governs the merger.

Background of the Merger

Based on its belief that the best potential for growth is through the success of the companies it controls, BFC has in recent years primarily focused on providing overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole. Consistent with this goal, BFC’s board of directors has focused on possible ways to maximize the utilization of assets and resources within the consolidated organization.

BFC has had a significant investment in Bluegreen since April 2002. During the fourth quarter of 2009, BFC, which at that time owned approximately 9.5 million shares of Bluegreen’s Common Stock, representing approximately 29% of the outstanding shares of such stock, purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock from a third party shareholder. This share purchase increased BFC’s ownership in Bluegreen to approximately 16.9 million shares, which currently represents approximately 54% of the outstanding shares of Bluegreen’s Common Stock. From time to time, including in early 2010, the boards of directors of BFC and Bluegreen discussed the possibility of a strategic transaction between the companies, but, based on then-current circumstances, these discussions did not result in transactions. However, based on the relationship between the companies, the boards of directors of BFC and Bluegreen continued to work closely together to maximize the business, financial condition, operating results and prospects of each company. Further, because Bluegreen is a subsidiary of BFC whose financial results are consolidated into BFC’s financial statements, BFC’s board of directors regularly reviewed information regarding Bluegreen’s business, financial condition, operating results and prospects.

At a meeting of BFC’s board of directors held on August 1, 2011, Alan B. Levan, Chairman of the boards of directors of both BFC and Bluegreen, specifically discussed the possibility of BFC once again exploring a potential strategic transaction with Bluegreen. Mr. Levan discussed, and answered questions from BFC’s directors regarding, his view of the potential benefits of such a transaction to both BFC and Bluegreen, including certain of the factors described below under “Recommendation of the BFC Board and its Reasons for the Merger” and “Recommendation of the Bluegreen Board and its Reasons for the Merger.” Based on this discussion, BFC’s board of directors indicated its willingness to further explore a potential transaction with Bluegreen and to discuss the potential transaction in more detail with a view to presenting a specific proposal to

Bluegreen. Later in August, Mr. Levan contacted representatives of JMP Securities to engage JMP Securities to serve as the financial advisor to BFC’s board of directors in connection with the potential transaction with Bluegreen. JMP Securities had previously assisted BFC in connection with its ownership interest in Bluegreen and was believed by BFC’s board of directors to have the requisite experience and qualifications to provide financial advice with respect to the transaction. BFC’s board of directors subsequently ratified the terms of the engagement.

On September 16, 2011, BFC’s board of directors held a meeting at which the board discussed whether, and upon what terms, a potential transaction should be proposed to Bluegreen, as well as the process to be followed in connection with the transaction. Mr. Levan also reviewed, and answered questions regarding, the previous discussions between BFC and Bluegreen relating to a possible strategic transaction between the companies, including the discussions engaged in during early 2010. BFC’s directors then discussed the material aspects of the current proposal, which contemplated, among other things, a stock-for-stock merger of equals transaction that would result in BFC owning 100% of Bluegreen. BFC’s board of directors also discussed Bluegreen’s business, financial condition and cash position, including the current status of the sales process with respect to Bluegreen Communities. At the request of BFC’s board of directors, representatives of JMP Securities attended the meeting and made a presentation to the board of directors regarding certain preliminary financial analyses, which included a detailed explanation of the various valuation techniques and calculations used to arrive at pricing ranges. The representatives of JMP Securities also discussed BFC’s management’s views as to certain of the potential benefits to BFC of proceeding with the proposed merger. Following this presentation and after further discussion amongst the members of BFC’s board of directors, Mr. Levan was authorized by BFC’s board of directors to submit to Bluegreen’s board of directors a letter expressing BFC’s interest in pursuing the proposed merger with Bluegreen.

At a meeting of Bluegreen’s board of directors on September 21, 2011, Mr. Levan advised the members of the board of directors of Bluegreen of BFC’s interest in pursuing a possible merger of equals between the two companies, and Mr. Levan presented to Bluegreen’s board of directors BFC’s letter relating to the proposed merger. In connection with its receipt of such proposal, a special committee comprised of the disinterested members of Bluegreen’s board of directors was formed to explore the possible combination of the two companies. Norman H. Becker, Lawrence A. Cirillo, Arnold Sevell, James R. Allmand, III and Orlando Sharpe, each of whom is an independent director of Bluegreen, were appointed to the special committee, with Mr. Sevell being selected to serve as chairman of the special committee. It was determined that Mark Nerenhausen, who is a disinterested director for purposes of the proposed transaction but is not an independent director under certain applicable rules, would be a non-voting member of the special committee. Mr. Levan met with the newly designated committee to answer questions regarding his view of the potential benefits of the transaction to both Bluegreen and BFC. Thereafter, Bluegreen’s special committee indicated its willingness to further explore a potential transaction with BFC, and Mr. Levan undertook to present a more specific proposal.

At a meeting of BFC’s board of directors held on October 3, 2011, Mr. Levan reported that he had submitted to Bluegreen’s board of directors BFC’s letter relating to the proposed merger and that a special committee of Bluegreen’s board of directors had been formed to consider the proposal. Mr. Levan further informed BFC’s board of directors that Bluegreen’s special committee indicated they were receptive to discussing a merger of equals between BFC and Bluegreen.

On October 6, 2011, Bluegreen’s special committee held a meeting for the purpose of discussing the proposed merger with BFC and determining how to proceed with respect to the merger. The special committee determined to engage an independent financial advisor to assist it in evaluating a potential transaction and interviewed and discussed the qualifications of several potential firms to engage as its independent financial advisor. The special committee also reviewed and discussed information relating to the evaluation process undertaken with respect to previous discussions between Bluegreen and BFC in order to assist the special committee in its process of evaluating the currently proposed transaction between the companies. After discussion, the special committee determined to engage Cassel Salpeter to serve as its financial advisor with respect to the proposed transaction. Bluegreen’s special committee selected Cassel Salpeter based on, among other things, Cassel Salpeter’s experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets, and other transactions.

On October 12, 2011, Bluegreen’s special committee held a meeting at which it approved the engagement of Akerman Senterfitt, P.A. (“Akerman”) as independent legal counsel. The special committee selected Akerman based on its experience with respect to merger and acquisition transactions, its knowledge of corporate law, specifically as it may relate to the merger, and the experience of members of its firm with respect to Massachusetts law and specifically the MBCA. Akerman discussed generally with the members of the special committee the purpose of the special committee, the process and procedure of conducting committee meetings and the fiduciary and legal duties that may be applicable to the members of the special committee in connection with their evaluation of a potential transaction with BFC. Akerman also discussed with the special committee the provisions of law applicable to a potential transaction between Bluegreen and BFC. It was also discussed whether Cassel Salpeter should be instructed to solicit indications of interest from other potential acquirers for Bluegreen. Based on, among other things, BFC’s voting position in Bluegreen and intent to continue its relationship with Bluegreen, it was determined that such a search would likely not be productive. Instead, the special committee directed Cassel Salpeter to assist the special committee in negotiations with respect to the possible merger with BFC in order to obtain the highest possible exchange ratio for Bluegreen’s shareholders. As of the date of this joint proxy statement/prospectus, Bluegreen has not received any indication of interest from any other potential acquirer.

On October 14, 2011, representatives of Cassel Salpeter, at the request of Bluegreen’s special committee, contacted representatives of JMP Securities to discuss BFC’s proposal of a merger of equals and certain transaction execution processes, such as due diligence. These discussions continued over the next several days.

On October 24, 2011, Bluegreen’s special committee held a meeting. Mr. Levan attended the meeting at the invitation of the special committee. At the meeting, Mr. Levan made a presentation to the special committee regarding the possible merger and the current activities of BFC. Mr. Levan also discussed with the members of the special committee the anticipated transaction between BankAtlantic Bancorp and BB&T, the consummation of which was not envisioned to be a condition to the possible merger between BFC and Bluegreen.

On October 28, 2011, Bluegreen’s special committee held a meeting at which Mr. Sevell updated the full committee on the status of the proposed merger. At the meeting, representatives of Cassel Salpeter reviewed with the special committee certain preliminary financial analyses regarding Bluegreen, BFC and the proposed transaction.

On October 28, 2011, Cassel Salpeter, at the request of Bluegreen’s special committee, proposed to BFC that the exchange ratio be 9.57 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock. On October 30, 2011, JMP Securities, on behalf and at the direction of BFC’s board of directors, responded to Cassel Salpeter with a proposed exchange ratio of 7.5 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

On October 31, 2011, BFC’s board of directors held a meeting at which Mr. Levan reported to the board that Bluegreen’s special committee had advised BFC that Bluegreen was prepared to move forward with a negotiated transaction between the companies. BFC’s board of directors then further discussed the proposed terms of the merger, including the exchange ratio.

On November 2, 2011, Bluegreen’s special committee held a meeting. At the meeting, the members of the special committee discussed the status of the proposed transaction between BFC and Bluegreen. The members of the special committee were also updated on the status of the due diligence review of BFC as well as Cassel Salpeter’s preliminary financial analysis of BFC.

During this time period, BFC’s management and Bluegreen’s special committee, with the assistance of their respective legal and financial advisors, continued to discuss the proposed exchange ratio and other terms of the merger. In particular, the positive impact that the announcement of BankAtlantic Bancorp’s proposed sale of BankAtlantic had on the market price of BFC’s Class A Common Stock was discussed in the context of the exchange ratio, as, based on the exchange ratios being discussed at that time, the increase in the market price of BFC’s Class A Common Stock resulted in the merger no longer being a merger of equals, but rather Bluegreen’s shareholders being entitled to receive shares of BFC’s Class A Common Stock with a market value representing a substantial premium over the market value of their shares of Bluegreen’s Common Stock. After lengthy discussions regarding this matter, it was agreed that the exchange ratio would not be adjusted to account for the increase in the market price of BFC’s Class A Common Stock resulting from the announcement of the proposed sale of BankAtlantic, but, as indicated below, the terms of the merger agreement would exclude any change to BFC resulting from the proposed sale of BankAtlantic not being completed on the contemplated terms, or at all, from constituting a “material adverse effect” with respect to BFC.

On November 4, 2011, Stearns Weaver, BFC’s regular outside counsel which had been engaged to serve as legal advisor to BFC with respect to the merger, sent a preliminary draft of the merger agreement to Akerman. Thereafter, Bluegreen’s special committee and BFC’s board of directors, with the assistance of their respective legal and financial advisors, discussed and negotiated the terms of the proposed merger agreement.

In the following days, discussions between the legal and financial advisors for BFC’s board of directors and Bluegreen’s special committee continued, and an exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock was preliminarily agreed upon. The following day, Akerman, on behalf and at the direction of Bluegreen’s special committee, provided comments to the merger agreement, which included, among other things, the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock, the elimination from the merger agreement of the requirement that, under certain circumstances, the company terminating the merger agreement pay a fee to the other company, the elimination from the merger agreement of the provision giving BFC the right to terminate the agreement if Bluegreen incurred impairment charges exceeding a certain specified amount and the exclusion from the definition of the term “acquisition proposal” in the merger agreement of a proposal relating to a strategic transaction solely involving Bluegreen Communities. Negotiations regarding the merger agreement and the potential merger thereafter continued. On November 10, 2011, Stearns Weaver, on behalf and at the direction of BFC’s board of directors, distributed a revised draft of the merger agreement, which provided that the results of existing legal proceedings would not be deemed to be a “material adverse effect” with respect to either company under the merger agreement. In addition, because the exchange ratio was determined without regard to BankAtlantic Bancorp’s proposed sale of BankAtlantic and the positive impact that the announcement of the agreement relating to such sale had on the market price of BFC’s Class A Common Stock, the revised merger agreement provided that any change to BFC, including to its financial condition or operating results, or the stock price of its Class A Common Stock, resulting from the proposed sale of BankAtlantic not being completed on the contemplated terms, or at all, would not constitute a “material adverse effect” under the merger agreement with respect to BFC.

On November 10, 2011, BFC’s board of directors met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement and materials outlining JMP Securities’ analysis of the merger and the exchange ratio had previously been delivered to BFC’s board of directors. At the meeting, the proposed final draft of the merger agreement was discussed by the board, with Stearns Weaver reviewing and discussing certain of the material terms, conditions and provisions of the merger agreement. Stearns Weaver also reviewed generally with the board the relationships of Messrs. Levan and Abdo to both BFC and Bluegreen and the fiduciary and legal duties that were applicable to BFC’s directors in connection with their evaluation of the merger. JMP Securities then reviewed and discussed its financial analyses of BFC, Bluegreen and the proposed merger. Thereafter, JMP Securities rendered to BFC’s board of directors its oral opinion (which was subsequently confirmed in writing by delivery of JMP Securities’ written opinion, dated as of November 10, 2011), to the effect that, as of November 10, 2011 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by JMP Securities in its opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock. After further discussions and deliberations, BFC’s board of directors unanimously determined that the merger was advisable, fair to and in the best interests of BFC and its shareholders, and adopted resolutions approving the merger agreement and the merger, and recommending that BFC’s shareholders approve the merger. In connection with its approval, BFC’s board of directors also authorized BFC’s management to take all actions that it deemed necessary or desirable relating to the merger, including, without limitation, to cause BFC’s shareholder rights plan to be inapplicable to the merger.

On November 11, 2011, Bluegreen’s special committee met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement had previously been delivered to the members of the special committee. The proposed final draft of the merger agreement was discussed by the special committee, with Akerman reviewing and discussing certain of the material terms, conditions and provisions of the merger agreement. Cassel Salpeter then reviewed and discussed its financial analyses with respect to Bluegreen and the proposed merger. Thereafter, Cassel Salpeter rendered to Bluegreen’s special committee its oral opinion (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion, dated as of November 11, 2011), to the effect that, as of November 11, 2011 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Bluegreen’s Common Stock (other than BFC and its affiliates). After discussions and deliberations, Bluegreen’s special committee unanimously determined that the merger was advisable, fair to and in the best interests of Bluegreen and its shareholders (other than BFC and its affiliates) and adopted resolutions approving the merger agreement and the merger, and recommending that Bluegreen’s board also approve the merger agreement and the merger.

Following the meeting of Bluegreen’s special committee, Bluegreen’s board of directors met to consider the merger, with Akerman and Cassel Salpeter participating at the meeting at the request of Bluegreen’s special committee. A copy of the proposed final draft of the merger agreement had previously been delivered to each member of Bluegreen’s board. At the meeting, Bluegreen’s special committee informed Bluegreen’s board of its approval of the merger agreement and the merger and its recommendation that the full board also approve the merger agreement and the merger. After further discussion and consideration, Bluegreen’s board, with Messrs. Levan and Abdo abstaining, unanimously determined that the merger was advisable, fair to and in the best interests of Bluegreen and its shareholders (other than BFC and its affiliates) and adopted resolutions approving the merger agreement and the merger, and recommending that Bluegreen’s shareholders approve the merger agreement. In connection with its approval, Bluegreen’s board of directors also authorized Bluegreen’s management to take all actions that it deemed necessary or desirable relating to the merger, including, without limitation, to cause Bluegreen’s shareholder rights plan to be inapplicable to the merger and to be terminated as of the effective time of the merger.

The merger agreement was thereafter entered into on November 11, 2011 and publicly announced prior to the opening of the market on the next trading day, November 14, 2011.

Role and Recommendation of Bluegreen’s Special Committee

The board of directors of Bluegreen designated a special committee comprised solely of independent directors to, among other things, negotiate, review and evaluate the terms and conditions of the merger agreement and determine the advisability of the merger. The members of the special committee are Arnold Sevell, Chairman, Norman H. Becker, Lawrence A. Cirillo, James R. Allmand, III and Orlando Sharpe. In addition, Mark Nerenhausen, who is a disinterested director for purposes of the proposed transaction but is not an independent director under certain applicable rules, was designated as a non-voting member of the special committee. The special committee negotiated the terms and conditions of the merger agreement on behalf of Bluegreen and, after careful review and consideration, determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders (other than BFC and its affiliates) and approved the merger agreement and the merger. The special committee therefore recommended that the board of directors of Bluegreen approve the merger agreement and the merger and recommend to Bluegreen’s shareholders that they approve the merger agreement.

The special committee was aware of the interests of certain officers and directors of Bluegreen in the merger, as described under “The Merger — Interests of Certain Persons in the Merger,” including the fact that the merger agreement contemplates that the members of the special committee are to be appointed to the board of directors of BFC in connection with the merger.

In arriving at its determination, the special committee consulted with Akerman, outside legal counsel to Bluegreen’s special committee, with respect to legal and regulatory matters, and with Cassel Salpeter, financial advisor to Bluegreen’s special committee, with respect to its financial analysis. In arriving at its determination, the special committee also independently considered the factors described below under “The Merger — Recommendation of the Bluegreen Board and its Reasons for the Merger.” In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the special committee did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. The special committee viewed its determination and recommendation as being based on the information available and factors presented to and considered by it. In addition, individual directors serving on the special committee may have given different weight to different factors.

Recommendation of the Bluegreen Board and Its Reasons for the Merger

After considering the recommendation of Bluegreen’s special committee and the other factors discussed below, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders, approved the merger agreement and recommends that Bluegreen’s shareholders vote “FOR” the merger agreement at the Bluegreen special meeting.

In reaching this determination, the board of directors of Bluegreen considered the following material factors weighing positively in favor of the merger:

•

the implied value of Bluegreen’s Common Stock of $4.56 per share based on the closing price of BFC’s Class A Common Stock on November 11, 2011, the last trading day prior to the announcement of the signing of the merger agreement, which represented a premium of approximately 124% over the closing price of Bluegreen’s Common Stock on that day, and a premium of approximately 73% over the average closing price of Bluegreen’s Stock during the six-month period then-ended;

•

the fact that shareholders of Bluegreen (other than BFC) will own approximately 62% of the outstanding shares of BFC’s Class A Common Stock and approximately 60% of BFC’s total common equity immediately following the merger (subject to reduction to the extent shareholders elect to exercise and perfect their appraisal rights) and will therefore have a significant economic interest in BFC;

•

the fact that, based on share and market price information as of November 11, 2011, the date of the merger agreement, BFC, after the merger, will have a pro forma market capitalization of approximately $106.5 million compared to Bluegreen’s stand-alone market capitalization of $64.2 million;

•	the potential positive impact that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may have on BFC and its operating results and financial condition in the event such sale is consummated;

•	the opinion of Cassel Salpeter rendered to the special committee that, as of November 11, 2011 and subject to and based on the qualifications, limitations and assumptions set forth in the opinion, the consideration to be received by holders of Bluegreen’s Common Stock (other than BFC and its affiliates) in the merger was fair, from a financial point of view, to such holders (see “The Merger — Opinion of the Financial Advisor to Bluegreen’s Special Committee”);

•	the fact that the merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bluegreen’s Common Stock;

•	the requirement in the merger agreement that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger;

•

the opportunity for holders of Bluegreen’s Common Stock to benefit from any increase in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger;

•

the fact that, while the merger agreement generally prohibits Bluegreen from soliciting certain alternative transactions to the merger, Bluegreen does have the right to furnish information about its business to any person making an unsolicited superior proposal to the merger and to participate in negotiations regarding, and, in specific circumstances, to accept, such proposal in lieu of the merger;

•	the absence of any termination or similar fee to be paid if the merger agreement is terminated, including in the event Bluegreen accepts a superior proposal in lieu of the merger, as described above;

•

factors related to BFC’s long-term relationship with Bluegreen, including the limited business integration risks in connection with the merger and BFC’s knowledge of Bluegreen’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•

the requirement in the merger agreement for BFC to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors at the effective time of the merger, which is expected to provide for increased continuity and involvement by directors of Bluegreen in BFC following the merger;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and internal audit fees as well as fees relating to SEC reporting;

•

the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, resulting in the shares of BFC’s Class A Common Stock to be received by holders of Bluegreen’s Common Stock in connection with the merger not being subject to federal income tax, as described under the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger;” and

•

the fact that financial and other terms and conditions of the merger agreement were the product of extensive arm’s-length negotiations among the parties and were designed to provide as much certainty as was possible that the merger would ultimately be consummated on a timely basis.

The board of directors of Bluegreen, in reaching its decision to approve the merger, also considered the following potential risks and uncertainties related to the merger:

•

the risks related to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T, including (i) that the sale may not be consummated on the contemplated terms, or at all, (ii) that consummation of the sale is not a condition to Bluegreen’s obligation to complete the merger, (iii) that, if the sale is not consummated, the risks inherent in the financial services industry, which has been adversely impacted by the current economic downturn, to be faced by BFC (and, in turn, Bluegreen’s shareholders who receive shares of BFC’s Class A Common Stock in the merger) will be greater than if the sale is consummated and (iv) the potential adverse impact on BFC that may result if the sale is not consummated (including in respect of BFC’s cash position to the extent it elects or requires to make additional investments in BankAtlantic Bancorp to facilitate the contribution of capital to BankAtlantic or otherwise), and the fact that any such impact will not be deemed to be a material adverse change under the terms of the merger agreement;

•

the risk that the merger may not be consummated on the contemplated terms, or at all, and the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•

the possibility that Bluegreen’s shareholders could be adversely affected by a decrease in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger;

•

the possibility of shareholder litigation seeking to enjoin the merger or recover damages if the merger is completed, including the impact that such litigation, the uncertainties relating thereto and any liability arising therefrom may have on Bluegreen prior to the completion of the merger and the combined company following the completion of the merger;

•

the possibility that holders of a significant amount of shares of Bluegreen’s Common Stock may exercise appraisal rights, which could cause the merger not to be completed or, if the merger is completed, have a material adverse impact on the combined company’s cash position;

•	possible disruptions to Bluegreen’s operations and management distractions that could arise from the merger;

•

the possibility that the expected benefits from the merger described above may not be realized, including the fact that BFC’s potentially greater access to financial resources may not be realized and BFC’s cash flow may be negatively impacted as a result of Bluegreen’s shareholders exercising their appraisal rights or otherwise;

•

the limitations generally imposed by the merger agreement on the solicitation or consideration by Bluegreen of alternative business combinations prior to the consummation of the merger, subject to the exceptions described above, and the fact that, in light of BFC’s ownership and voting interest in Bluegreen and its intention to continue its relationship with Bluegreen, Bluegreen did not seek out any alternative transactions prior to signing the merger agreement;

•

the fact that Bluegreen’s shareholders who receive shares of BFC’s Class A Common Stock in the merger will become subject to the risks inherent to businesses in the diverse mix of industries in which BFC has investments, including the financial services industry, as described above; and

•

the interests that directors of Bluegreen have with respect to the merger in addition to their interests as shareholders of Bluegreen generally, as described under “The Merger — Interests of Certain Persons in the Merger;” and

•	various other risks associated with the merger and BFC’s and its subsidiaries’ businesses, including those contained in the “Risk Factors” section of this joint proxy statement/prospectus.

The board of directors of Bluegreen reviewed and considered the benefits, advantages and opportunities of the merger against the uncertainties and risks described above, both generally and particularly in light of the fact that there can be no assurance about future results, including those related to the potential benefits of the merger described above. After such review and consideration, the board of directors of Bluegreen concluded that the potential benefits of the merger outweighed the potential uncertainties and risks relating to the merger. In reaching its determination to approve and recommend the merger agreement, the board of directors of Bluegreen did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of Bluegreen viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of Bluegreen may have given different weight to different factors.

Recommendation of the BFC Board and its Reasons for the Merger

The board of directors of BFC believes that there are substantial benefits to BFC and its shareholders that can be obtained as a result of the merger and has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC has approved the merger and recommends that BFC’s shareholders vote “FOR” the merger at the BFC special meeting. In reaching its decision to approve the merger, the board of directors of BFC consulted with JMP Securities, financial advisor to the board of directors of BFC, and Stearns Weaver, BFC’s outside legal counsel, and considered the following material factors which weighed positively in favor of the merger:

•	the positive performance of Bluegreen Resorts, including the earnings of that business segment and the cash flow generated by its operating activities, and Bluegreen’s financial strength generally;

•	historical information concerning Bluegreen’s business, financial performance and condition, operations, management and competitive position and the related prospects for the combined company;

•	the fact that BFC would realize a significant increase in its shareholders’ equity upon consummation of the merger;

•	Bluegreen’s proposed sale of its Bluegreen Communities business unit, which has been adversely impacted by the current economic downturn and is currently classified as a discontinued operation;

•

the potential increased visibility and trading liquidity for BFC’s capital stock resulting from the merger, including as a result of the required listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger, which, together with the increased market capitalization described above, may increase BFC’s ability to raise capital to the extent necessary to support its business plan and the operations of its subsidiaries;

•	the judgment, advice and analysis of BFC’s senior management with respect to the potential benefits of the merger;

•

the opinion of JMP Securities to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock (see “The Merger — Opinion of the Financial Advisor to BFC’s Board of Directors”);

•

factors related to BFC’s long-term relationship with Bluegreen, including the limited business integration risks in connection with the merger and BFC’s knowledge of Bluegreen’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•	the fact that the merger will result in tax consolidation, thereby eliminating the potential for “double taxation” on BFC’s share of Bluegreen’s earnings;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and internal audit fees as well as fees relating to SEC reporting; and

•

the fact that financial and other terms and conditions of the merger agreement were the product of extensive arm’s-length negotiations among the parties and were designed to provide as much certainty as was possible that the merger would ultimately be consummated on a timely basis.

The board of directors of BFC, in reaching its decision to approve the merger, also considered the following potential uncertainties and risks related to the merger:

•

the risks related to Bluegreen Communities, including that (i) the proposed sale of Bluegreen Communities may not be consummated on the contemplated terms, or at all, and is not a condition to BFC’s obligation to complete the merger, (ii) if the proposed sale is not consummated, additional impairment charges, which may be material, could be required in the future with respect to Bluegreen Communities, Bluegreen Communities may no longer meet the criteria for classification as a discontinued operation and Bluegreen Communities may continue to be impacted by the current economic downturn and (iii) certain of Bluegreen Communities’ indebtedness will be accelerated and come due upon consummation of the proposed sale or other sale of the assets securing the debt;

•

the risk that the merger may not be consummated on the contemplated terms, or at all, and the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•

the potential negative impact on BFC’s cash flow that may result if a significant amount of Bluegreen’s shareholders exercise their appraisal rights; provided, however, that, subject to BFC’s right to waive this condition, BFC’s obligation to consummate the merger is conditioned upon, among other things, holders of not more than 10% of Bluegreen’s Common Stock exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, appraisal rights;

•

the risks inherent in the fluctuating market price of BFC’s Class A Common Stock, such as the risk that the value of the shares of BFC’s Class A Common Stock issuable in connection with merger may, at the effective time of the merger, exceed the value of those shares as of the date on which the board of directors of BFC approved the merger;

•	possible disruptions to BFC’s operations and management distractions that could arise from the merger;

•	the possibility that the expected benefits from the merger described above may not be realized;

•

the interests that certain executive officers and directors of BFC have with respect to the merger in addition to their interests as shareholders of BFC generally, as described under “The Merger — Interests of Certain Persons in the Merger;” and

•	various other risks associated with the merger and Bluegreen’s business, including those contained in the “Risk Factors” section of this joint proxy statement/prospectus.

The board of directors of BFC reviewed and considered the benefits, advantages and opportunities of the merger against the uncertainties and risks described above, both generally and particularly in light of the fact that there can be no assurance about future results, including those related to the potential benefits of the merger described above. After such review and consideration, the board of directors of BFC concluded that the potential benefits of the merger outweighed the potential uncertainties and risks relating to the merger. In reaching its determination to approve, and recommend to BFC’s shareholders that they approve, the merger, the board of directors of BFC did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of BFC viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of BFC may have given different weight to different factors.

Opinion of the Financial Advisor to Bluegreen’s Special Committee

General

On November 11, 2011, Cassel Salpeter rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated November 11, 2011), as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates (sometimes hereinafter referred to as the “unaffiliated shareholders”) of the exchange ratio in the merger pursuant to the merger agreement.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee and only addressed the fairness, from a financial point of view, to the unaffiliated shareholders of the exchange ratio in the merger pursuant to the merger agreement. It does not address any other aspect or implication of the merger. The full text of Cassel Salpeter’s written opinion, dated as of November 11, 2011, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Cassel Salpeter in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The following is a summary of Cassel Salpeter’s opinion, and is qualified in its entirety by reference to the full text of the opinion. Neither Cassel Salpeter’s opinion nor the following summary of such opinion and the related analyses is intended to be, and neither constitutes, a recommendation to any of Bluegreen’s shareholders or any other security holder as to how they should vote or act with respect to any matter relating to the merger or otherwise.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee for the use and benefit of Bluegreen’s special committee and board of directors (in their capacities as such) in connection with their evaluation of the merger and may not be used for any other purpose without Cassel Salpeter’s prior written consent. The opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to any party to the merger agreement, any security holder of any such party, any creditor of Bluegreen, or any other person. Cassel Salpeter’s opinion was just one of the several factors Bluegreen’s special committee and board of directors took into account in making their determinations to approve the merger agreement, including those described under “Recommendation of the Bluegreen Board and its Reasons for the Merger” above.

Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Bluegreen. The exchange ratio and other terms of the merger were determined through negotiations between the parties to the merger agreement, and the decision by Bluegreen to enter into the merger agreement was solely that of Bluegreen’s special committee and board of directors. Cassel Salpeter was not requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative transaction or business strategy that might exist for Bluegreen, or the merits of the underlying decision by Bluegreen to engage in or consummate the merger. In addition, Cassel Salpeter did not express any opinion as to what the value of shares of BFC’s Class A Common Stock actually would be when issued to the unaffiliated shareholders in the merger or the prices at which the securities of BFC, BankAtlantic Bancorp or Benihana may trade, be purchased or sold at any time.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, November 11, 2011 and upon certain assumptions regarding such financial, economic, market and other conditions, which then were subject to significant volatility and which, if different than assumed, could have a material impact on Cassel Salpeter’s analyses and its opinion. Accordingly, although subsequent developments may arise that would otherwise affect Cassel Salpeter’ analysis and opinion, Cassel Salpeter did not assume any obligation to update, review or reaffirm its opinion to Bluegreen’s special committee or any other person or otherwise to comment on or consider events occurring or coming to its attention after the date of its opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

•	reviewed a draft of the merger agreement received by it on November 10, 2011;

•

reviewed publicly available financial information and other data with respect to Bluegreen, BFC, BankAtlantic Bancorp and Benihana that Cassel Salpeter deemed relevant, including Annual Reports on Form 10-K for the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to shareholders, and certain other publicly available filings with the SEC by each of Bluegreen, BFC, BankAtlantic Bancorp and Benihana;

•	reviewed certain other information and data with respect to Bluegreen and BFC made available to Cassel Salpeter by the companies, including internal financial information furnished to Cassel Salpeter by or on behalf of the companies and financial projections with respect to the future financial performance of Bluegreen for the four years ending December 31, 2015, prepared by management of Bluegreen, which are referred to as the “projections;”

•	considered and compared the financial and operating performance of Bluegreen, BFC, BankAtlantic Bancorp and Benihana with that of other public companies that Cassel Salpeter deemed relevant;

•	considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant;

•	considered a discounted cash flow analysis of Bluegreen based upon the projections;

•	considered and compared the implied premium paid in the merger with that of premiums paid in certain other transactions that Cassel Salpeter deemed relevant;

•	considered the premiums and discounts to historical trading prices of Bluegreen’s Common Stock and BFC’s Class A Common Stock implied by the exchange ratio;

•	considered the historical trading prices and trading activity of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock;

•	discussed the business, operations and prospects of Bluegreen and BFC and the proposed merger with Bluegreen’s and BFC’s management and certain of Bluegreen’s and BFC’s representatives; and

•	conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

Bluegreen’s special committee advised Cassel Salpeter, and for purposes of its opinion Cassel Salpeter assumed, that prior to the effective time of the merger, BFC would effect a reverse stock split and that the shares of BFC’s Class A Common Stock to be issued in the merger pursuant to the merger agreement would be listed with and authorized for trading on a national securities exchange. Bluegreen’s special committee further advised Cassel Salpeter that the exchange ratio would be equitably adjusted to reflect the reverse stock split. Each reference to the exchange ratio in the merger set forth in the following discussion shall be deemed to include any equitable adjustment to the exchange ratio to reflect the reverse stock split and any similar transaction involving BFC’s Class A Common Stock which may be effected prior to the consummation of the merger.

In addition, in arriving at its opinion, Cassel Salpeter relied upon and assumed, with the consent of Bluegreen’s special committee, and without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Cassel Salpeter or available from public sources. Cassel Salpeter also relied upon the assurances of Bluegreen’s and BFC’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Cassel Salpeter was not provided with access to nonpublic information regarding BankAtlantic Bancorp or Benihana and consequently, for purposes of its analysis and opinion, Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the then current trading prices of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock fairly reflected the value of such securities, and BFC’s investment in such securities, and were a reasonable basis on which to evaluate such investments and BFC’s investment in BankAtlantic Bancorp’s Class B Common Stock. Cassel Salpeter is not a legal, tax or regulatory advisor and did not express any views or opinions as to any legal, tax or regulatory consequences or implications of the merger. Cassel Salpeter understood and assumed that Bluegreen obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax and regulatory professionals. Bluegreen’s special committee also advised Cassel Salpeter, and Cassel Salpeter assumed, that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Bluegreen with respect to the future financial performance of Bluegreen and that such information provided a reasonable basis upon which to analyze and evaluate Bluegreen. Cassel Salpeter did not evaluate the solvency of Bluegreen, BFC, BankAtlantic Bancorp or Benihana, the fair value of Bluegreen, BFC, BankAtlantic Bancorp, Benihana or any of their respective assets or liabilities, or whether Bluegreen or BFC is paying or receiving reasonably equivalent value in the merger. Without limiting the foregoing, Cassel Salpeter did not perform any actuarial or other analyses under any applicable foreign, state or federal laws relating to bankruptcy, insolvency, fraudulent transfer or similar matters, nor did Cassel Salpeter evaluate in any way the ability of Bluegreen or BFC to pay its obligations when they come due. Cassel Salpeter did not physically inspect Bluegreen’s or BFC’s properties or facilities and did not make or obtain any evaluations or appraisals of Bluegreen’s or BFC’s assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Bluegreen and BFC had good title to their respective assets. In addition, with respect to BankAtlantic Bancorp, Cassel Salpeter is not an expert in banking matters or in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating goodwill for purposes of assessing any impairment thereto. Cassel Salpeter did not make an independent evaluation of the adequacy of BankAtlantic Bancorp’s allowances for such losses, nor did Cassel Salpeter review any individual loan or credit files or investment or trading portfolios. In all cases, Cassel Salpeter assumed that BankAtlantic Bancorp’s allowances for such losses were adequate to cover such losses.

Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bluegreen, BFC, BankAtlantic Bancorp, Benihana or the merger. Cassel Salpeter also assumed, with the consent of Bluegreen’s special committee, that the final executed form of the merger agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the merger will be consummated on the terms set forth in the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to Cassel Salpeter’ analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the merger agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the merger agreement. Cassel Salpeter offered no opinion as to the contractual terms of the merger agreement or the prospect that the conditions to consummation of the merger set forth in the merger agreement will be satisfied. Cassel Salpeter further assumed that, for U.S. federal tax income purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it. While it took into account the results of each analysis in reaching its overall conclusion with respect to fairness, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing its opinion.

The implied exchange ratio reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Also, any analyses relating to the value of businesses, securities or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses, securities or assets may actually be sold. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the table below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including:

•

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, excluding receivable-backed debt but including preferred stock and capital lease obligations less the amount of cash on its balance sheet); and

•

EBITDA — generally the amount of the relevant company’s earnings before interest income (excluding interest received on receivables), interest expense (excluding interest paid on receivable backed debt), taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of November 9, 2011, and estimates of financial performance for Bluegreen for the calendar years ending December 31, 2011 to 2015 were based on the projections. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2011 and 2012 were based on publicly available research analyst estimates for those companies. In the selected companies analysis, estimates of EBITDA were adjusted to exclude unusual and extraordinary expenses and income.

Summary of Financial Analyses Performed by Cassel Salpeter

Sum-of-the-Parts Approach

For purposes of its analyses, Cassel Salpeter utilized a “sum-of-the-parts” approach in reviewing BFC. Under this approach, Cassel Salpeter considered BFC as being comprised of the following: (i) BFC’s interest in Bluegreen; (ii) BFC’s interest in Benihana; (iii) BFC’s interest in BankAtlantic Bancorp; and (iv) certain other assets and liabilities of BFC, including cash, tax refunds and other properties.

For purposes of calculating the implied exchange ratio reference ranges indicated by the discounted cash flow, selected companies and selected transactions analyses described below, Cassel Salpeter compared the implied equity value reference range of Bluegreen indicated by the applicable analysis to that of BFC, which was determined for each analysis as follows:

•

The implied equity value reference ranges for Bluegreen and BFC’s investment in Bluegreen were calculated using the implied enterprise value reference ranges of Bluegreen indicated by the applicable analysis.

•

Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the then-current trading prices of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock fairly reflected the value of such securities, as well as BankAtlantic Bancorp’s Class B Common Stock, and BFC’s investment therein, and were a reasonable basis on which to evaluate such investments.

•

Cassel Salpeter similarly assumed, for purposes of its analyses and based on discussions with management of BFC, that such management’s assessment of the net value of BFC’s other assets and liabilities fairly reflected the value of such assets and liabilities.

Discounted Cash Flow Analysis

Cassel Salpeter calculated implied exchange ratio reference ranges based on the estimated net present value of Bluegreen’s free cash flows that it was forecasted to generate through 2015 using the projections provided by management of Bluegreen. In performing this analysis, Cassel Salpeter applied discount rates ranging from 18.3% to 20.3% and perpetuity growth rates of 2.0% to 4.0% to Bluegreen’s projected unlevered free cash flows. The discounted cash flow analyses indicated an implied exchange ratio reference range of 5.3 to 7.3 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

Selected Companies Analysis

Cassel Salpeter calculated implied exchange ratio reference ranges by comparing certain financial and stock market information of Bluegreen and the following companies:

•	Marriott International, Inc.

•	Starwood Hotels & Resorts Worldwide, Inc.

•	Wyndham Worldwide Corp.

•	Interval Leisure Group, Inc.

The selected companies were chosen on the basis that they derived some or most of their revenues from the sale of vacation ownership interests and/or derive related timeshare revenues. Cassel Salpeter noted that Marriott International, Inc. and Starwood Hotels & Resorts Worldwide, Inc. had a revenue mix with the lowest proportion of timeshare related revenues. Wyndham Worldwide Corp. had the highest proportion of revenues coming from the sale of vacation ownership interests, while Interval Leisure Group, Inc. generated most of its revenue in the form of service revenue from the provision of a vacation ownership exchange network.

Cassel Salpeter noted that each of the selected companies was larger than Bluegreen in terms of revenue and enterprise value, with latest twelve months, or LTM, revenue ranging from approximately $423 million to approximately $12.6 billion, compared with LTM revenue of approximately $413 million for Bluegreen, and with enterprise values, based on then-current publicly available information, ranging from approximately $932 million to approximately $12.2 billion, compared with approximately $226 million for Bluegreen. Cassel Salpeter also noted that, based on management estimates for Bluegreen and analyst estimates for the 2011 and 2012 fiscal years, Bluegreen had lower projected EBITDA growth as compared to the selected companies. The selected companies mean EBITDA growth was 6.4% and 6.9% for the 2011 and 2012 fiscal years, respectively, compared with (17.3)% and (5.6)% for Bluegreen for the same respective periods.

Cassel Salpeter generated the following enterprise value multiples with respect to Bluegreen and the selected companies (in each case based on trading prices as of November 9, 2011 and financial information publicly available as of such date):

	Bluegreen	Selected Companies
Enterprise Value Multiple of		Mean	Median	High	Low
2011 projected EBITDA	2.9x	9.0x	9.0x	11.3x	6.9x
2012 projected EBITDA	3.1x	8.4x	8.4x	10.3x	6.6x

Applying its professional judgment and taking into account the results of the selected companies analysis and the fact that each of the selected companies was larger than Bluegreen, had a more diversified revenue mix and had higher projected EBITDA growth for the 2011 and 2012 fiscal years, Cassel Salpeter selected an implied enterprise multiple ranges of 5.0x to 6.0x for fiscal year 2011 projected EBITDA and 4.0x to 5.0x for fiscal year 2012 projected EBITDA for Bluegreen. Applying these multiples, Cassel Salpeter calculated an implied exchange ratio reference range of 5.9 to 9.1 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

None of the selected companies have characteristics identical to Bluegreen. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

Cassel Salpeter also considered the financial terms of the following business transactions. These transactions were selected because the target companies were deemed to be similar to Bluegreen in one or more respects. No specific numeric or other similar criteria were used in choosing the selected transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

Target	Acquirer
Silverleaf Resorts, Inc.	Cerberus Capital Management
Bluegreen Corporation	Woodbridge Holdings
Hilton Worldwide, Inc.	The Blackstone Group

Cassel Salpeter generated the following multiples with respect to the selected transactions:

Enterprise Value Multiple of	Mean	Median	High	Low
LTM EBITDA	9.1x	6.8x	14.5x	6.1

Applying its professional judgment and taking into account the results of the selected transactions analysis, Cassel Salpeter selected an implied enterprise multiple reference range of 5.5x to 6.5x for fiscal year 2011 projected EBITDA for Bluegreen. Taking into account this reference range, Cassel Salpeter calculated an implied exchange ratio reference range of 5.4 to 7.3 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

None of the target companies in the selected transactions have characteristics identical to Bluegreen. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the acquisition values of the transactions reviewed.

Historical Trading Ratios

Cassel Salpeter also observed the following historical trading price ratios of Bluegreen’s Common Stock and BFC’s Class A Common Stock based on the closing prices of such shares on November 9, 2011, and the volume-weighted mean, mean, median and high and low daily closing prices of such stock for the periods indicated in the table below:

Based on Closing Price	Nov 9, 2011	Volume Weighted Mean	Mean	Median	High	Low
1-Year		7.74x	8.78x	9.06x	13.18x	3.72x
150-Trading Days		6.32x	7.99x	7.88x	10.41x	3.72x
120-Trading Days		5.96x	7.51x	7.52x	9.48x	3.72x
90-Trading Days		4.90x	7.00x	7.00x	9.05x	3.72x
30-Trading Days		3.83x	6.13x	6.58x	7.76x	3.72x
5-Trading Days		3.92x	3.91x	3.85x	4.26x	3.72x
As of November 9, 2011	3.81x

Cassel Salpeter also observed the following historical trading price ratios of Bluegreen’s Common Stock and BFC’s Class A Common Stock based on the intra-day volume weighted prices of such stock for the periods indicated in the table below:

Based on Intra-Day Weighted Price	Volume Weighted Mean	Mean
1-Year	8.39x	9.19x
150-Trading Days	7.00x	8.41x
120-Trading Days	6.61x	7.92x
90-Trading Days	5.49x	7.35x
30-Trading Days	4.35x	6.30x
5-Trading Days	3.89x	3.83x
Implied Acquisition Premiums

In addition, Cassel Salpeter reviewed the historical closing prices per share of BFC’s Class A Common Stock on November 9, 2010, September 29, 2011, November 5, 2011 and November 9, 2011, and calculated implied values per share of Bluegreen’s Common Stock corresponding to each such date by applying the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock. Cassel Salpeter calculated implied acquisition premiums or discounts by comparing each such implied value per share of Bluegreen’s Common Stock to the historical closing price per share of Bluegreen’s Common Stock for such date, as well as to the mean closing price per share of Bluegreen’s Common Stock for the applicable periods indicated below:

Based on the Closing Price of Bluegreen’s Common Stock	Closing Price of BFC’s Class A Common Stock	Implied Value per Share of Bluegreen’s Common Stock	Nov 9, 2011	5- Trading Days	30- Trading Days	1 Year
1-Year	$0.31	$2.44	12.4%	7.5%	22.0%	(20.3%)
30-Trading Days	$0.32	$2.56	18.0%	12.8%	28.0%	(16.3%)
5-Trading Days	$0.62	$4.92	126.7%	116.7%	146.0%	60.8%
As of November 9, 2011	$.061	$4.88	124.9%	115.0%	144.0%	59.5%

Based on Bluegreen the Mean Closing Price of Bluegreen’s Common Stock	Closing Price of BFC’s Class A Common Stock	Implied Value per Share of Bluegreen’s Common Stock	5- Trading Days	30- Trading Days	1 Year
1-Year	$0.31	$2.44	4.6%	16.0%	(22.0%)
30-Trading Days	$0.32	$2.56	9.8%	21.7%	(18.2%)
5-Trading Days	$0.62	$4.92	111.0%	133.8%	57.2%
As of November 9, 2011	$.061	$4.88	109.3%	131.9%	56.0%

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter received a fee of $225,000 for acting as financial advisor to Bluegreen’s special committee in connection with the merger and rendering its opinion, no portion of which was contingent upon the completion of the merger. In addition, Bluegreen agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Cassel Salpeter’s opinion only addressed the fairness, from a financial point of view, to the unaffiliated shareholders of Bluegreen of the exchange ratio in the merger pursuant to the merger agreement. It did not address any other terms, aspects or implications of the merger or the merger agreement, including, without limitation, the fairness of the exchange ratio to any other security holders, creditors or other constituencies of Bluegreen and the fairness of the amount or nature, or any other aspect, of any compensation to, or consideration payable to or received by, any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio in the merger, or otherwise.

Opinion of the Financial Advisor to BFC’s Board of Directors

General

BFC retained JMP Securities to serve as its financial advisor in connection with the merger. The board of directors of BFC selected JMP Securities to provide an opinion based on JMP Securities’ qualifications, experience and reputation and its knowledge of the business and affairs of BFC. At the meeting of the board of directors of BFC held November 10, 2011, JMP Securities rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of November 10, 2011, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of BFC’s Class A Common Stock and Class B Common Stock.

The full text of JMP Securities’ opinion, dated as of November 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus, and JMP Securities has consented to such herein. You are urged to read the opinion carefully and in its entirety. JMP Securities’ opinion is directed to the board of directors of BFC, addresses only the fairness from a financial point of view of the exchange ratio to the holders of BFC’s Class A Common Stock and Class B Common Stock pursuant to the merger agreement and does not address any other aspect of the merger or constitute a recommendation as to how holders of BFC’s Class A Common Stock or Class B Common Stock should vote on the merger at the BFC special meeting. You are urged to read the opinion carefully and in its entirety.

In connection with rendering its opinion, JMP Securities, among other things:

•	reviewed the merger agreement;

•

reviewed certain publicly available financial information of BFC and Bluegreen, including each of BFC’s and Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011;

•

reviewed certain other business and financial information of BFC and Bluegreen, including draft financial information of BFC and Bluegreen as of, and for the three and nine months ended, September 30, 2011 and financial forecasts, projections and analyses prepared by Bluegreen’s management in the form furnished to JMP Securities for the years ending December 31, 2011 through December 31, 2017;

•	reviewed the reported historical prices and volumes for BFC’s Class A Common Stock and Bluegreen’s Common Stock;

•

reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that JMP Securities believes are generally comparable to the transaction contemplated by the merger agreement;

•	participated in discussions among representatives of BFC and Bluegreen and legal advisors of BFC; and

•	considered other such factors, and performed such other analyses as JMP Securities deemed appropriate.

In arriving at its opinion, JMP Securities, among other things, assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by BFC and Bluegreen for the purposes of its opinion. JMP Securities further relied upon the assurance of the management of BFC and Bluegreen that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts, projections, analyses and other forward-looking information and data provided to or otherwise discussed with JMP Securities, JMP Securities assumed, with the consent of BFC, that such forecasts, projections, analyses and other information and data were reasonably prepared by Bluegreen’s management on bases reflecting the best currently available estimates and judgments of the managements of BFC and Bluegreen as to the future financial performance of Bluegreen and provide a reasonable basis for JMP Securities’ opinion. BFC’s management informed JMP Securities that financial projections that represent the best currently available estimates and judgments of BFC’s management as to the future financial results and operations of BFC only exist for the year ending December 31, 2011. As a result, in reaching its conclusion, JMP Securities did not perform a discounted cash flow analysis of BFC. In addition, JMP Securities assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without: the occurrence of any material adverse effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the transactions contemplated by the merger agreement; the enactment of any law which prohibits the consummation of the merger; or the issuance of any order which precludes consummation of the merger. JMP Securities assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the consummation of the merger, no delays, limitations, conditions, restrictions or orders would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the merger. JMP Securities is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. JMP Securities did not make any independent valuation or appraisal of the assets or liabilities of BFC or Bluegreen. JMP Securities’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect JMP Securities’ opinion and the assumptions used in preparing the opinion, and JMP Securities did not assume any obligation to update, revise or reaffirm its opinion.

JMP Securities was not requested to consider, and its opinion did not address, BFC’s underlying business decision to enter into the merger agreement, or the relative merits of the merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. JMP Securities was not requested to consider, and its opinion did not address, any terms of the merger agreement whether financial or nonfinancial (other than the exchange ratio), nor did it address the terms of any related agreements to be entered into by the parties in connection with the merger or any other aspect of the merger (other than as expressly set forth herein). In addition, JMP Securities expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger or class of such persons, relative to the merger consideration or otherwise.

The following is a summary of the material financial analyses performed by JMP Securities in connection with its oral opinion and the preparation of its written opinion. Although each analysis was provided to the board of directors of BFC, in connection with arriving at its opinion, JMP Securities considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by JMP Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

For purposes of its analyses, JMP Securities reviewed a number of financial metrics, including:

•

enterprise value, or EV, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock, capital lease obligations and minority interests, less the amount of unrestricted cash on its balance sheet), as of a specified date and, in the case of Bluegreen, excludes its receivable backed notes payable; and

•	earnings before interest, taxes, depreciation and amortization, or EBITDA.

In addition, because, as noted above, JMP Securities was informed by BFC’s management that financial projections representing the best currently available estimates and judgments of BFC’s management as to the future financial results and operations of BFC only exist for the year ending December 31, 2011, JMP Securities did not perform any financial analyses relating to the impact that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may have on BFC and its financial condition. Further, certain financial analyses relating to Bluegreen described below assume the consummation of the Bluegreen’s currently proposed sale of substantially all of the assets comprising Bluegreen Communities.

Summary of Financial Analyses Provided by JMP Securities

The Contribution Analysis

JMP Securities conducted a contribution analysis based on certain of the contributions of BFC’s and Bluegreen’s standalone financial metrics. The financial metrics exclude the effects of the merger and any potential synergies therefrom.

The contribution analysis was based upon Bluegreen’s total revenue, total assets and net income for the twelve months ended June 30, 2011, and estimated net income for the twelve months ending December 31, 2011. The Bluegreen standalone amounts were adjusted to reflect BFC’s then-current 52% equity ownership in Bluegreen.

The contribution of each of Bluegreen and BFC to revenue, assets and net income for the twelve months ended June 30, 2011, and estimated net income for the twelve months ending December 31, 2011, were as follows:

($ in millions)	Revenue	% Total	($ in millions)	Assets	% Total
Bluegreen[1]	$182.7	98.7%	Bluegreen[2]	$550.0	78.6%
BFC[3]	2.3	1.3%	BFC[4]	149.8	21.4%

Total	$185.0		Total	$699.7

($ in millions)	Net Income	% Total	($ in millions)	Net Income 2011E	% Total
Bluegreen[1]	$(27.2)	N/A	Bluegreen	$(11.5)	N/A
BFC[3]	(78.8)	N/A	BFC	(18.1)	N/A

Total	$(106.0)		Total	$(29.6)

(1)	Based on Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as adjusted as described above.

(2)	Based on Bluegreen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as adjusted as described above.
(3)	Based on the “Parent Company Condensed Statements of Financial Condition” and “Parent Company Condensed Statements of Operations” included in BFC’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
(4)	Based on the “Parent Company Condensed Statements of Financial Condition” and “Parent Company Condensed Statements of Operations” included in BFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

JMP Securities noted that, based on the exchange ratio in the merger of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock, the pro forma ownership of BFC after giving effect to the merger would be 62% owned by Bluegreen’s shareholders (other than BFC) and 38% owned by BFC’s shareholders.

Historical Trading Analysis

JMP Securities also conducted a historical trading analysis based on the relative stock price performance of Bluegreen’s Common Stock and BFC’s Class A Common Stock.

JMP Securities reviewed the 30, 60, 120, 180, 240 and 252-trading day averages of the closing stock prices of Bluegreen’s Common Stock and BFC’s Class A Common Stock as of November 9, 2011 in order to ascertain implied values of the consideration offered per share of Bluegreen’s Common Stock as well as implied exchange ratios. This review produced the following results:

Time Period	Closing Stock Price		Implied Merger Consideration (@ BFC’s Class A Common Stock price of $0.57/share)	Implied Exchange Ratio
	Bluegreen	BFC
30-trading day average	$2.10	$0.37	$3.27	5.73x
60-trading day average	$2.27	$0.35	3.68	6.46x
120-trading day average	$2.57	$0.35	4.21	7.39x
180-trading day average	$3.04	$0.37	4.71	8.26x
240-trading day average	$3.14	$0.37	4.90	8.60x
252-trading day average	$3.13	$0.36	4.95	8.68x
Merger			$4.56	8.00x

Selected Transactions Analyses

Premiums Paid Analysis

JMP Securities reviewed and compared the proposed financial terms and premium implied in the merger to corresponding publicly available financial terms and premiums of certain selected transactions. JMP Securities reviewed selected real estate transactions since January 1, 2006, in which the target companies had implied transaction equity values in the range of $50 million to $750 million. The selected real estate transactions were as follows:

Announcement Date	Target	Acquiror
02/03/11	Silverleaf Resorts Inc.	Cerberus Capital Management, L.P.
12/18/09	Interstate Hotels and Resorts	Thayer Lodging Group
02/12/08	GMH Communities Trust	American Campus Comm Inc
07/24/07	Republic Property Trust	Liberty Property Trust
06/25/07	America First Apartment Inv	Sentinel Omaha LLC
04/30/07	Eagle Hosp Prop Trust Inc	AP AIMCAP
03/09/07	Sunterra Corp	Diamond Resorts LLC
03/09/07	Winston Hotels Inc	Inland American RE Tr Inc
12/21/06	National Health Realty Inc	National HealthCare Corp
11/05/06	Columbia Equity Trust Inc	Special Situation Ppty Fund
10/24/06	Government Properties Trust	Record Realty
09/20/06	Centracore Properties Trust	The GEO Group Inc
09/13/06	Windrose Med Ppty Trust	Health Care REIT Inc
08/31/06	BNP Residential Properties Inc	Babcock & Brown Re Invest LLC
08/08/06	Sizeler Property Investors Inc	Revenue Properties Co Ltd
05/19/06	Boykin Lodging Co	Braveheart Holdings LP
02/10/06	Bedford Property Investors Inc	LBA Realty LLC

JMP Securities derived from these selected transactions a reference range of premiums paid relative to the closing stock prices of the target company at three different points in time preceding the announcement of the selected transactions. The implied premium paid in each of the selected transactions relative to the applicable closing stock prices of the target company were determined based on the percentage premium paid based on the closing stock price of the target company one day, seven days and one month prior to the announcement date of the applicable transaction. The results of this review were as follows:

	Percentage Premium (Discount) Paid
	1 Day Prior	7 Days Prior	1 Month Prior
Minimum Premium (Discount)	(2.0%)	(6.5%)	(4.1%)

Maximum Premium	77.2%	93.8%	123.2%

JMP Securities applied the minimum and maximum premiums paid for the seven days prior to announcement and one month prior to announcement to the closing price of Bluegreen’s Common Stock on November 9, 2011 of $2.17 per share in order to calculate an implied value per share of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $2.03 and a maximum implied value per share of Bluegreen’s Common Stock of $4.84. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 3.56x and a maximum exchange ratio of 8.50x, as compared to the exchange ratio in the merger of 8.00x.

Additionally, JMP Securities reviewed implied premiums paid in the following selected transactions announced between December 26, 2006 and February 3, 2011 in which acquirors with greater than 50%

ownership interests in target companies increased their ownership to between 90% and 100%. These selected stock-for-stock minority purchase transactions were as follows:

Announcement Date	Target	Acquiror
02/03/11	MedQuist Inc	CBaySystems Holdings Ltd
09/25/09	HFG Holdings Inc	Cequence Energy Ltd
06/29/09	First Advantage Corp	First American Corp
04/03/09	Limco-Piedmont Inc	TAT Technologies Ltd
08/09/07	Digital Angel Corp	Applied Digital Solutions Inc
12/26/06	Crested Corp	US Energy Corp

JMP Securities derived from these selected transactions a reference range of premiums paid relative to the closing stock prices of the target company at the three different points in time preceding the announcement of the selected transactions as described above. The results of this review were as follows:

	Percentage Premium Paid
	1 Day Prior	7 Days Prior	1 Month Prior
Minimum Premium	10.1%	15.1%	5.4%

Maximum Premium	23.1%	33.3%	166.7%

JMP Securities applied the minimum and maximum premiums paid for the seven days prior to announcement and one month prior to announcement to the closing price of Bluegreen’s Common Stock on November 9, 2011 of $2.17 per share in order to calculate an implied value per share of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $2.29 and a maximum implied value per share of Bluegreen’s Common Stock of $5.79. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 4.01x and a maximum exchange ratio of 10.15x, as compared to the exchange ratio in the merger of 8.00x.

Selected Vacation Ownership Interest Company Transactions

JMP Securities reviewed certain financial terms of selected transactions involving the acquisition of the following vacation ownership interest companies:

Announcement Date	Target	Acquiror
02/03/11	Silverleaf Resorts Inc.	Cerberus Capital Management, L.P.
06/18/10	ILX Resorts Incorporated	Diamond Resorts Corporation
03/09/07	Sunterra Corporation	Diamond Resorts, LLC
08/11/06	Intrawest ULC	Fortress Investment Group
05/08/03	RFS Hotel Investors, Inc.	CNL Hospitality Properties, Inc.
04/01/02	Trendwest Resorts	Cendant Corporation
12/16/01	Equivest Finance	Cendant Corporation
11/02/00	Fairfield Communities	Cendant Corporation

JMP Securities calculated the enterprise value as a multiple of EBITDA for the most recently completed twelve month period, or LTM, for which financial information had been made public as of the announcement date of the relevant transaction.

The analysis indicated the following range of multiples:

EV/LTM EBITDA MULTIPLE
Minimum	6.1x
Median	8.6x
Maximum	11.5x

JMP Securities applied the minimum and maximum multiples of enterprise value to EBITDA to Bluegreen’s EBITDA in order to calculate an implied enterprise value for Bluegreen. JMP Securities then calculated a range of implied values per share of Bluegreen’s Common Stock based on Bluegreen’s outstanding net debt as of September 30, 2011, minority interests as of such date, and number of outstanding shares of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $10.49 and a maximum implied value per share of Bluegreen’s Common Stock of $24.59. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share, and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 18.40x and a maximum exchange ratio of 43.13x, as compared to the exchange ratio in the merger of 8.00x.

Discounted Cash Flow Analysis

JMP Securities performed a discounted cash flow analysis of Bluegreen by calculating the net present value of the unlevered, after tax free cash flows that Bluegreen was forecasted to generate through the fiscal year ended 2017 based on internal estimates provided by Bluegreen’s management together with Bluegreen’s net debt outstanding at September 30, 2011. JMP Securities calculated an estimated range of theoretical values of Bluegreen based on the net present value of (i) projected calendar year free cash flows from 2012 to 2017 based on Bluegreen’s management projections and (ii) terminal values at December 31, 2017 based upon perpetual growth rates ranging from 1.0% to 5.0% applied to Bluegreen’s 2017 unlevered free cash flow. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 19.0% to 21.0%. This analysis resulted in implied per share values of Bluegreen’s Common Stock ranging from a low of $6.76 per share to a high of $9.39 per share. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in exchange ratios ranging from 11.86x to 16.47x, as compared to the exchange ratio in the merger of 8.00x.

Other Matters Relating to JMP Securities’ Opinion

In connection with the review of the merger by the board of directors of BFC, JMP Securities performed a variety of financial and comparative analysis for purposes of rendering its opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, JMP Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. JMP Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, JMP Securities may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be JMP Securities’ view of the actual value of Bluegreen or BFC.

In performing its analyses, JMP Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bluegreen and BFC, such as the impact of competition on Bluegreen, BFC and the industries in which they operate or hold investments generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bluegreen, BFC or in the financial markets in general. JMP Securities believes that mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using comparable transaction data. No company utilized in the selected transactions analyses described above is identical to Bluegreen or BFC, and none of the transactions considered in such analyses is identical to the merger. Any estimates contained in JMP Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of the analyses of JMP

Securities of the fairness from a financial point of view of the exchange ratio to the holders of BFC’s Class A Common Stock and Class B Common Stock pursuant to the merger agreement and were conducted in connection with the delivery by JMP Securities of its opinion, dated November 10, 2011, to the board of directors of BFC. JMP Securities’ analyses do not purport to constitute an appraisal or to reflect the prices at which shares of BFC’s Class A Common Stock might actually trade. The exchange ratio was determined through arm’s-length negotiations between BFC and Bluegreen and was approved by Bluegreen’s special committee and the boards of directors of both Bluegreen and BFC. JMP Securities did not recommend any specific exchange ratio to BFC or that any exchange ratio constituted the only appropriate exchange ratio.

In addition, JMP Securities’ opinion and its presentation to the board of directors of BFC was one of many factors taken into consideration by the board of directors of BFC in deciding to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the board of directors of BFC with respect to the exchange ratio, or of whether the board of directors of BFC would have been willing to agree to a different exchange ratio.

JMP Securities is nationally recognized investment banking and advisory firm. JMP Securities has advised BFC that, as part of its investment banking and financial advisory business, JMP Securities is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of JMP Securities’ trading, brokerage, investment management and financing activities, JMP Securities, or its affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in equity securities of BFC, Bluegreen or any other company or any currency or commodity that may be involved in the merger. In addition, JMP Securities and its affiliates, in the ordinary course of business, have from time to time provided, and in the future may continue to provide, investment banking services to BFC. In the two years preceding the delivery of its opinion in connection with the merger, BFC paid JMP Securities fees in an aggregate amount of $100,000 in consideration for investment banking services provided by JMP Securities in connection with a strategic transaction being considered by a subsidiary of BFC.

In connection with the opinion provided to the board of directors of BFC in connection with the merger, BFC agreed to pay JMP Securities a fee of $250,000, regardless of the conclusion reached therein. BFC has also agreed to reimburse JMP Securities for its reasonable expenses incurred in performing its services and to indemnify JMP Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JMP Securities and any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of JMP Securities’ engagement and any related transactions.

Trading of BFC’s Class A Common Stock

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As previously described, the closing of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. This requirement may not be waived, and therefore the merger will not be completed if the requirement is not satisfied. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

Deregistration of Bluegreen’s Common Stock

If the merger is consummated, all of the shares of Bluegreen’s Common Stock will be canceled, and Bluegreen’s Common Stock will no longer be listed for trading on the NYSE or registered under the Exchange Act.

Operations of Bluegreen and BFC Prior to and After the Effective Time of the Merger

Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp and Bluegreen. Upon consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T, BankAtlantic Bancorp intends to focus its operations on managing the Retained Assets, which includes approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) and all rights, claims and judgments with respect to previously written-off assets, as well as approximately $73 million of commercial nonaccrual loans to be held by Newco LLC. BankAtlantic Bancorp will also continue to manage the assets held by its wholly owned asset workout subsidiary, which currently consists of approximately $20 million of loans and real estate owned. BankAtlantic Bancorp may also enter into real estate joint ventures, partnerships, or other relationships or arrangements relating to these assets, or participate in the management of real estate development activities. In addition, based on the timing and amount of funds generated, BankAtlantic Bancorp may, in the near-term, make short-term investments and, over time, engage in additional specialty finance and investment activities.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of BFC to vote in favor of the merger and the recommendation of the board of directors of Bluegreen to vote in favor of the merger agreement, shareholders should be aware that certain directors and executive officers of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s respective shareholders generally. The boards of directors of each of BFC and Bluegreen and the Bluegreen special committee were aware of these interests during their deliberations on the merits of the merger and in determining to make their recommendations.

Interests of Alan B. Levan, John E. Abdo and their Affiliates

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates, collectively beneficially own approximately 17% of the outstanding shares of BFC’s Class A Common Stock and approximately 87% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired within 60 days by them pursuant to the exercise of stock options), representing approximately 72% of the general voting power and approximately 24% of the total common equity of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, Messrs. Levan and Abdo may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 100,100 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After completion of the merger, Alan B. Levan and John E. Abdo, together with their affiliates, are expected to beneficially own approximately 7% of the outstanding shares of BFC’s Class A Common Stock and approximately 87% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired within 60 days by them pursuant to the exercise of stock options), which would represent in the aggregate approximately 70% of the general voting power and 10% of the total common equity of BFC.

Appointments to BFC’s Board of Directors

As described in further detail below under “Board of Directors and Executive Officers of BFC Following the Merger,” in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. These directors, as well as BFC’s other directors and BFC’s executive officers, will receive compensation, which may include equity-based compensation, from BFC for their services.

Indemnification and Insurance Provisions in the Merger Agreement

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Bluegreen for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the MBCA and in Bluegreen’s Restated Articles of Organization or Amended and Restated Bylaws.

The merger agreement also provides that, for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger.

Reverse Stock Split; Articles of Incorporation and Bylaws of BFC Following the Merger

In connection with the requirement that BFC’s Class A Common Stock be listed for trading on a national securities exchange at the effective time of the merger, it is expected that BFC will need to effect a reverse stock split in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The merger consideration will be ratably adjusted to reflect the reverse stock split. Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. No shareholder of BFC or Bluegreen will be “cashed out” as a result of the reverse stock split. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. The Form of BFC’s Second Amended and Restated Articles of Incorporation, which you are urged to read carefully, is included as Annex D to this joint proxy statement/prospectus. In accordance with the FBCA, subject to shareholder approval, the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which BFC expects to do by filing Second Amended and Restated Articles of Incorporation with the Florida Department of State. In addition to effecting the reverse stock split, the Second Amended and Restated Articles of Incorporation will delete certain historical provisions which are no longer applicable to BFC. See the section of this joint proxy statement/prospectus entitled “BFC Special Meeting Proposal No. 2 – Approval of Reverse Stock Split” for additional information.

In addition, BFC’s board of directors has approved an amendment to BFC’s Bylaws which, effective upon consummation of the merger and in connection with the appointment to the board of directors of BFC at that time of the six current directors of Bluegreen who are not currently directors of BFC, will increase the maximum number of members of the board of directors of BFC from 15 to 20. Shareholder approval of the amendment to BFC’s Bylaws is not required. The Form of BFC’s Bylaws, as proposed to be amended, which you are urged to read carefully is included as Annex E to this joint proxy statement/prospectus.

Board of Directors and Executive Officers of BFC Following the Merger

Currently, there are eleven persons serving on the board of directors of BFC, each of whom is expected to continue to serve as a director of BFC following the merger. Additionally, in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. A summary of the background and experience of each of these individuals is set forth under “Information About BFC — Management — Board of Directors.” As of the date of this joint proxy statement/prospectus, no determination has been made as to the changes, if any, to be made to the constitution of the committees of BFC’s board of directors.

Upon the completion of the merger, the executive officers of BFC in office immediately prior to the effective time of the merger are currently expected to continue to serve in their respective capacities as executive officers of BFC.

Ownership of BFC Following the Merger

Based on the number of outstanding shares of Bluegreen’s Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, and assuming no holders of Bluegreen’s Common Stock choose to assert and exercise their appraisal rights, immediately following the merger, Bluegreen’s shareholders (other than BFC) and BFC’s current shareholders will own approximately 62% and 38%, respectively, of the then-outstanding shares of BFC’s Class A Common Stock, representing approximately 60% and 40%, respectively, of BFC’s then-outstanding common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 96% and 4%, respectively, of the total outstanding common equity of BFC.

Termination of Bluegreen’s Shareholder Rights Plan; Exemption of Merger from Operation of BFC’s Shareholder Rights Plan

Bluegreen has in place a shareholder rights plan which its board of directors adopted to protect its shareholders from coercive or otherwise unfair takeover tactics. In general terms, Bluegreen’s shareholder rights plan currently imposes a significant penalty upon any person or group which, without the prior approval of Bluegreen’s board of directors, acquires beneficial ownership of shares of Bluegreen’s Common Stock, which together with all other shares of Bluegreen’s Common Stock owned by the person or group, represents 10% or more of the outstanding shares of such stock. Under the terms of the shareholder rights plan, BFC is excepted as an acquiring person from the operation of the plan. Further, Bluegreen’s board of directors has approved the merger, which, under the terms of the shareholder rights plan, makes the shareholder rights plan inapplicable to the merger. In any event, Bluegreen’s shareholder rights plan will be terminated at the effective time of the merger.

BFC also currently has in place a shareholder rights plan. BFC’s shareholder rights plan was adopted in an effort to preserve BFC’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan is designed to prevent BFC from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that, without the approval of BFC’s board of directors, acquires beneficial ownership of shares of BFC’s Class A Common Stock or Class B Common Stock, which together with all other shares of BFC’s Class A Common Stock and Class B Common

Stock owned by the person or group, represents 5% or more of the outstanding shares of BFC’s Class A Common Stock and Class B Common Stock. BFC’s board of directors has exempted the merger from the operation of BFC’s shareholder rights plan.

Appraisal Rights

General. Section 13.02(a) of the MBCA provides generally that stockholders of a Massachusetts corporation, such as Bluegreen, are entitled to appraisal rights in the event of a merger as to which approval of the corporation’s shareholders is required. Accordingly, holders of Bluegreen’s common stock who properly assert and exercise appraisal rights with respect to their shares will be entitled to appraisal rights in connection with the merger under the MBCA, as described in further detail below. Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Any Bluegreen shareholder who wishes to exercise appraisal rights or who wishes to preserve that right should review carefully the following discussion and Sections 13.01 through 13.31 of the MBCA, a copy of which attached as Annex D to this joint proxy statement/prospectus. A shareholder’s failure to strictly comply with the procedures specified in such sections of the MBCA may result in a loss of the shareholder’s appraisal rights.

Notice of Intent and Demand for Payment. Any holder of Bluegreen’s Common Stock wishing to exercise the right to demand appraisal under the MBCA must (i) deliver to Bluegreen, before the vote to approve the merger agreement is taken at the Bluegreen special meeting to be held on                     , 2012 (or any adjournment or postponement thereof), written notice of the shareholder’s intent to demand payment for his, her or its shares of Bluegreen’s Common Stock if the merger is completed, and (ii) not vote, or cause or permit to be voted, any such shares in favor of the merger. If a Bluegreen shareholder returns a signed proxy but does not specify a vote against the merger or a direction to abstain with respect to such vote, the proxy will be voted FOR the merger, which will have the effect of waiving that shareholder’s appraisal rights. The written notice described in clause (i) above must be delivered to Anthony M. Puleo, Senior Vice President, Chief Financial Officer, Treasurer and Secretary, Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested.

Generally, a shareholder may assert appraisal rights only if the shareholder seeks appraisal rights with respect to all of his, her or its shares of Bluegreen’s Common Stock. A shareholder of record for more than one beneficial shareholder may assert appraisal rights with respect to fewer than all of the shares registered in such shareholder of record’s name, provided that such shareholder of record notifies Bluegreen in writing of the name and address of each beneficial shareholder on whose behalf such shareholder of record is asserting appraisal rights and, with respect to each such beneficial shareholder, appraisal rights are asserted in respect of all shares of Bluegreen’s Common Stock owned by the beneficial shareholder. A beneficial shareholder may assert appraisal rights as to shares of Bluegreen’s Common Stock only if he, she or it (i) submits to the Surviving Company the shareholder of record’s written consent to the assertion of such rights not fewer than 40 nor more than 60 days after the Surviving Company sends out the written appraisal notice described below, and (ii) asserts such appraisal rights with respect to all of his, her or its shares of Bluegreen’s Common Stock. Bluegreen shareholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Appraisal Notice and Form. If the merger is approved, within 10 days after the effective date of the merger, the Surviving Company will deliver a written appraisal notice and a form containing certain information to all shareholders who have properly demanded appraisal rights. The appraisal notice will include a copy of Sections 13.01 through 13.31 of the MBCA and a form that specifies the date of the first announcement to shareholders of the principal terms of the merger. The form will require the shareholder asserting appraisal rights to certify (i) whether or not beneficial ownership of the shares for which appraisal rights are asserted were acquired before the date of the first announcement of the merger and (ii) that the shareholder did not vote, or cause or permit to be voted, any of his, her or its shares of Bluegreen’s Common Stock in favor of the merger. The form provided with the appraisal notice will state:

•	where the form must be returned, where certificates for shares must be deposited and the date by which such certificates must be deposited;

•

the date on which the form is due, which will not be fewer than 40 nor more than 60 days after the date the appraisal notice and form are sent, and notice that the shareholder shall have waived the right to demand appraisal with respect to such shares unless the form is received by the specified date;

•	the Surviving Company’s estimate of the fair value of the shares of Bluegreen’s Common Stock, as determined in accordance with the MBCA, as described below;

•

that, if requested in writing, the Surviving Company will provide within 10 days after the date on which all forms are due, the number of shareholder who have returned the forms and the total number of shares owned by such shareholders; and

•	the date by which the shareholder may withdraw his, her or its notice of intent to demand appraisal rights, which date will be within 20 days after the date on which all forms are due.

Fair Value Determination. Under the MBCA, “fair value” of the shares of Bluegreen’s Common Stock with respect to which appraisal rights are exercised means, for all purposes of the appraisal rights process, “the value of the shares immediately before the effective date of the [merger], excluding any element of value arising from the expectation or accomplishment of the [merger] unless exclusion would be inequitable.”

Perfection of Rights. A Bluegreen shareholder who wishes to exercise appraisal rights shall execute and return the form provided, with all certifications completed, and deposit such shareholder’s certificates representing his, her or its shares of Bluegreen’s Common Stock in accordance with the terms of the notice. Once a shareholder deposits such stock certificates, the shareholder loses all rights as a shareholder of Bluegreen unless the shareholder withdraws his, her or its election in accordance with the withdrawal procedures summarized below. If a shareholder fails to make the certification on the appraisal form that such shareholder acquired the shares before the date of the first announcement of the merger, the Surviving Company may elect to treat the shareholder’s shares as “after-acquired shares,” as described below.

Withdrawal of Appraisal Rights. A Bluegreen shareholder who has otherwise properly perfected his, her or its appraisal rights may decline to exercise such appraisal rights and withdraw from the appraisal process by notifying the Surviving Company in writing within 20 days after the date on which the appraisal form was due. If the shareholder fails to withdraw from the appraisal process before the expiration of the withdrawal period, such shareholder may not thereafter withdraw without the Surviving Company’s written consent.

Payment. Within 30 days after the date on which the appraisal form is due, the Surviving Company will pay in cash to each shareholder who has properly perfected his, her or its appraisal rights the amount the Surviving Company estimates to be the fair value of the shareholder’s shares (as determined in accordance with the MBCA, as described above), plus interest but subject to any applicable withholding taxes. The payment to each shareholder will be accompanied by:

•	the required financial statements of Bluegreen;

•

a statement of the Surviving Company’s estimate of the fair value of the shares (as determined in accordance with the MBCA, as described above), which estimate will equal or exceed the estimate given with the appraisal notice; and

•

a statement that the shareholder may demand further payment if he, she or it is dissatisfied with the payment or offer in accordance with the procedures set forth in Section 13.26 of the MBCA, as described below.

Notwithstanding the foregoing, in the event that the shareholder is demanding payment for “after-acquired shares,” the Surviving Company may elect to withhold payment from such shareholder, in which case the

Surviving Company must, within 30 days after the date on which the appraisal form is due, provide all shareholders who have “after-acquired shares” with the required financial statements of Bluegreen and notify them:

•

of the Surviving Company’s estimate of the fair value of the shares (as determined in accordance with the MBCA, as described above), which estimate will equal or exceed the estimate given with the appraisal notice;

•	that the shareholders may accept such offered payment in full satisfaction of their demands or demand appraisal under Section 13.26 of the MBCA, as described below;

•	that those shareholders who wish to accept the Surviving Company’s offer shall notify the Surviving Company of their acceptance within 30 days after receiving such offer; and

•	that those shareholders who do not satisfy the requirements for demanding appraisal under Section 13.26 of the MBCA shall be deemed to have accepted the Surviving Company’s offer.

Within 10 days after receiving the shareholder’s acceptance of the offer, the Surviving Company will pay in cash the amount offered to each shareholder who agreed to accept the Surviving Company’s offer for his, her or its “after-acquired shares.” Within 40 days after sending the notice to holders of “after-acquired shares,” the Surviving Company must pay in cash the amount offered to each shareholder who does not satisfy the requirements for demanding appraisal under Section 13.26 of the MBCA.

Procedure if Stockholder is Dissatisfied with Payment or Offer. Pursuant to Section 13.26 of the MBCA, within 30 days after receipt of payment for his, her or its shares, a shareholder who properly perfected and exercised appraisal rights and is dissatisfied with the amount of the payment received for his, her or its shares shall notify the Surviving Company in writing of that shareholder’s estimate of the fair value of the shares (which shall be determined in accordance with the MBCA, as described above) and demand payment of that estimate plus interest, less any payment previously paid. In addition, within 30 days after receiving the Surviving Company’s offer to pay for a shareholder’s “after-acquired shares,” a shareholder holding “after-acquired shares” who was offered payment, as described above, and who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares (which shall be determined in accordance with the MBCA, as described above) plus interest. A shareholder who fails to so notify the Surviving Company within the applicable 30 day period described above will be deemed to have waived the right to demand payment and shall be entitled only to the payment made or offered, as described above.

Court Proceedings. If a shareholder makes a proper and timely demand for payment that remains unsettled, the Surviving Company will commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares (as determined in accordance with the MBCA, as described above) and accrued interest. If the Surviving Company does not commence the proceeding within the 60-day period, it will pay in cash to each shareholder the amount the shareholder demanded, plus interest.

Condition Precedent to the Merger. BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the MBCA and is qualified in its entirety by reference to the full text of Sections 13.01 through 13.31 of the MBCA, which is attached to this joint proxy statement/prospectus as Annex F. The foregoing discussion does not constitute any legal or other advice nor does it constitute a recommendation as to whether or not holders of Bluegreen’s common stock should exercise their appraisal rights. Any Bluegreen shareholder wishing to exercise appraisal rights is urged to consult with his, her or its legal counsel before attempting to do so, as a failure to strictly comply with all of the procedures set forth in Sections 13.01 through 13.31 of the MBCA may result in the loss of the shareholder’s appraisal rights.

Material U.S. Federal Income Tax Consequences of the Merger

General

The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Bluegreen’s Common Stock and represents the opinion of Stearns Weaver, counsel to BFC. This discussion is based upon the Code, applicable Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. This discussion relates solely to holders of Bluegreen’s Common Stock who hold their shares of such stock, and will hold their shares of BFC’s Class A Common Stock, as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder of Bluegreen’s Common Stock in light of his, her or its personal investment circumstances or to holders of Bluegreen’s Common Stock subject to special treatment under the U.S. federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	persons that hold shares of Bluegreen’s Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	holders who acquired their shares of Bluegreen’s Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options or restricted shares granted under any Bluegreen benefit plan.

Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

You should consult your own tax advisor regarding the specific tax consequences to you of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws, in light of your particular circumstances.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own shares of Bluegreen’s Common Stock and you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

In the opinion of Stearns Weaver, (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) BFC and Bluegreen will each be a party to the reorganization within the meaning of Section 368(b) of the Code. It is a condition to the completion of the merger that BFC and Bluegreen each receives a written opinion from Stearns Weaver as of the effective date of the merger to such effect.

The opinions described above have been or will be based, in part, on the accuracy of certain assumptions and representations as to factual matters and covenants and undertakings. If any such assumptions, representations, covenants or undertakings are inaccurate as of the effective date of the merger, or are violated in any material respect, the tax consequences to holders of Bluegreen’s Common Stock of the merger could differ materially from those described below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the merger. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS or a court would not disagree with or challenge any of the conclusions described herein.

Holders of Bluegreen’s Common Stock who Receive Shares of BFC’s Class A Common Stock in the Merger

Exchange of Bluegreen’s Common Stock for BFC’s Class A Common Stock

U.S. Holders who receive shares of BFC’s Class A Common Stock in exchange for shares of Bluegreen’s Common Stock will not recognize gain or loss in the merger. Such U.S. Holder’s aggregate tax basis in the shares of BFC’s Class A Common Stock received in connection with the merger will be equal to the aggregate tax basis of the shares of Bluegreen’s Common Stock surrendered, and his, her or its holding period in shares of BFC’s Class A Common Stock will include his, her or its holding period in the shares of Bluegreen’s Common Stock surrendered.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to backup withholding unless (i) such holder is an exempt holder (such as a corporation or a tax-exempt organization), (ii) such holder furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form or (iii) such holder is otherwise exempt from backup withholding. A U.S. Holder may credit any amount withheld under the backup withholding rules against his, her or its U.S. federal income tax liability and may seek a refund of any excess amount withheld under the backup withholding rules by filing the appropriate form with the IRS.

Miscellaneous

Under Treasury Regulation Section 1.368-3T, if a U.S. Holder owned immediately before the merger either (i) five percent or more, by vote or value, of the publicly traded stock of Bluegreen or (ii) securities of Bluegreen with a tax basis of $1.0 million or more, such U.S. Holder will be required to file a statement with his, her or its U.S. federal income tax return covering the year during which the merger was consummated. That statement must set forth such U.S. Holder’s tax basis in, and the fair market value of, the shares of Bluegreen’s Common Stock that he, she or it surrendered pursuant to the merger, the effective date of the merger and the respective corporate names and employer identification numbers of BFC and Bluegreen. The U.S. Holder will be required to retain permanent records of these facts.

Treatment of the Companies

No gain or loss will be recognized by BFC or Bluegreen as a result of the merger.

Cash Received by Shareholders who Exercise Appraisal Rights

An eligible holder of Bluegreen’s Common Stock that asserts and exercises his, her or its appraisal rights should generally recognize capital gain or loss in an amount equal to the difference between the amount paid to such holder in respect of his, her or its appraisal rights and the tax basis of the holder’s shares of Bluegreen’s Common Stock. Such gain or loss will be a long-term capital gain or loss if the holder’s holding period is more than one year from the date that the holder asserts and exercises his, her or its appraisal rights. In addition, a portion of any proceeds received following the effective date of the merger may be characterized as interest, taxable as ordinary income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). Holders of Bluegreen’s Common Stock are encouraged to consult with their own tax advisors as to the tax consequences of asserting and exercising appraisal rights.

Anticipated Accounting Treatment

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BFC.

Regulatory Matters

BFC must comply with applicable federal and state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in connection with the merger and the filing of this joint proxy statement/prospectus with the SEC.

As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” and, as such, was historically examined and regulated by the OTS. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Federal Reserve. Regulations applicable to BFC by virtue of its status as a “unitary savings and loan holding company” include those relating to “control” of BFC. Under these regulations, if, after giving effect to the number of shares of BFC’s Class A Common Stock a shareholder of Bluegreen receives in the merger, that shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares in the merger which causes its ownership of BFC’s Class A Common Stock to exceed such thresholds will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal, then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

BankAtlantic Bancorp is also subject to regulation by the Federal Reserve, and BankAtlantic is subject to regulation by the OCC. During February 2011, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS, the supervisory authority of which is now held by the Federal Reserve in the case of BankAtlantic Bancorp and the OCC in the case of BankAtlantic. See “Information About BFC – Business – Financial Services – Cease and Desist Orders” beginning on page __ for further information regarding these Cease and Desist Orders. In addition, during January 2012, the SEC brought a civil action against BankAtlantic Bancorp and its Chief Executive Officer alleging violations of provisions of federal securities laws. BankAtlantic Bancorp believes that it and its Chief Executive Officer fully complied with applicable law and intends to vigorously defend the litigation. See “Information About BFC – Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries” beginning on page __ for further information regarding this litigation.

Resale of BFC’s Class A Common Stock

The shares of BFC’s Class A Common Stock to be issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of BFC’s Class A Common Stock issued to any shareholder of Bluegreen who may be deemed to be an affiliate of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger. Persons who may be deemed to be affiliates of BFC after the completion of the merger include individuals or entities that control, are controlled by, or are under common control with BFC, such as the executive officers, directors and significant shareholders of BFC, including the directors of Bluegreen who are also directors of BFC or will be appointed to the board of directors of BFC at the effective time of the merger. This joint proxy statement/prospectus does not cover resales of shares of BFC’s Class A Common Stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Litigation Regarding the Merger

Between November 16, 2011 and February 13, 2012, seven purported class action lawsuits related to the merger were filed against Bluegreen, the members of Bluegreen’s board of directors, BFC and BFC’s subsidiary, BXG Florida, LLC. As described below, four of these lawsuits have been consolidated into a single action in Florida. The other three lawsuits, which were filed in Massachusetts, have been stayed. The lawsuits seek to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate. Further information regarding each of these lawsuits is set forth below.

The four Florida lawsuits have been consolidated into an action styled In Re Bluegreen Corporation Shareholder Litigation. On April 9, 2012, the plaintiffs filed a consolidated amended class action complaint which alleges that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of Bluegreen’s minority shareholders. In the complaint, the plaintiffs also allege that BFC breached its fiduciary duties to Bluegreen’s minority shareholders and that BXG Florida, LLC aided and abetted the alleged breaches of fiduciary duties by Bluegreen’s directors and BFC. In addition, the complaint includes allegations relating to claimed violations of the MBCA. The complaint seeks declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and make substantially the same allegations and claims as in the Florida cases. These three lawsuits are styled as follows: Gaetano Bellavista Caltagirone, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P., on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust, on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on December 6, 2011). On January 17, 2012, the Massachusetts court stayed all three actions for six months in favor of the consolidated action proceeding in Florida.

BFC and Bluegreen believe that these lawsuits are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following discussion describes certain material provisions of the merger agreement and may not contain all the information about the merger agreement that is important to you. This discussion is qualified in its entirety by reference to the full text of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to carefully read the merger agreement in its entirety.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Florida and Massachusetts law, at the effective time of the merger, Bluegreen will merge with and into an indirect wholly owned subsidiary of BFC. It is currently expected that, prior to the effective time of the merger, the subsidiary into which Bluegreen will be merged (which is currently a Florida limited liability company named BXG Florida, LLC) will be converted to a Florida corporation and, in connection with the merger and the related filing of Articles or a Certificate of Merger with the Florida Department of State, its name will be changed to “Bluegreen Corporation.” In any event, Bluegreen’s separate corporate existence will cease at the effective time of the merger, and such merger subsidiary will be the surviving company of the merger and will remain an indirect wholly owned subsidiary of BFC.

Effective Time of the Merger

The consummation of the merger will occur as promptly as practicable after the satisfaction or waiver of the conditions to consummation of the merger set forth in the merger agreement. The merger will become effective as of 5:00 p.m., Eastern Time, on the date on which the merger is consummated.

Consideration to be Received Pursuant to the Merger

Upon consummation of the merger, holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive eight shares of BFC’s Class A Common Stock in exchange for each share of Bluegreen’s Common Stock they hold at the effective time of the merger. This exchange ratio will be subject to adjustment only in connection with the contemplated reverse stock split or other similar transactions involving BFC’s Class A Common Stock.

Treatment of Stock Options and Restricted Stock Awards Outstanding under Bluegreen’s Stock Incentive Plans

Upon consummation of the merger, each of Bluegreen’s stock incentive plans currently in effect will be assumed by BFC, and each option granted thereunder by Bluegreen to purchase shares of its Common Stock that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by BFC and converted into an option to purchase shares of BFC’s Class A Common Stock. The number of shares of BFC’s Class A Common Stock which may be purchased upon exercise of the new option will be equal to eight times the number of shares of Bluegreen’s Common Stock which, immediately prior to the effective time of the merger, were purchasable upon exercise of the original option, and the exercise price per share of BFC’s Class A Common Stock under the new option will be equal to 1/8 of the exercise price per share of Bluegreen’s Common Stock in effect under the original option immediately prior to the effective time of the merger (but in each case subject to ratable adjustment to reflect the reverse stock split and any other similar transaction involving BFC’s Class A Common Stock). In addition, at the effective time of the merger, each outstanding restricted stock award issued under Bluegreen’s stock incentive plans and outstanding immediately prior to the effective time of the merger will be assumed by BFC and converted into a restricted stock award of shares of BFC’s Class A Common Stock. Each new restricted stock award will have the same terms, conditions and restrictions as the original restricted stock award, but the number of shares of BFC’s Class A Common Stock underlying the restricted stock award will be equal to eight times the number of shares of Bluegreen’s Common Stock which were covered by the restricted stock award immediately prior to the effective time of the merger (subject to ratable adjustment to reflect the reverse stock split and any other similar transaction involving BFC’s Class A Common Stock).

Procedures for Exchange of Certificates

The merger agreement contemplates that, as promptly as practicable following the effective time of the merger, but in no event later than three business days after the effective time of the merger, BFC will instruct the exchange agent for the merger to mail to each record holder of Bluegreen’s Common Stock immediately prior to the effective time of the merger (other than BFC and holders of Bluegreen’s Common Stock who have exercised and perfected their appraisal rights) a letter of transmittal and instructions for surrendering and exchanging the record holder’s certificates representing shares of Bluegreen’s Common Stock. The merger agreement provides that, upon surrender of such stock certificates for exchange to the exchange agent, together with a duly signed letter of transmittal and such other customary documents as may be required, the holder of Bluegreen’s Common Stock certificates will be entitled to receive, and the exchange agent will deliver to such holder, (i) certificates representing the number of shares of BFC’s Class A Common Stock to which such holder is entitled and (ii) with respect to such shares, any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger.

After the effective time of the merger, all holders of certificates representing shares of Bluegreen’s Common Stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as shareholders of Bluegreen, and until such certificates are surrendered, each such certificate (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) will evidence only the right to receive the merger consideration and, with respect to the shares of BFC’s Class A Common Stock issuable upon surrender of such certificate, any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger.

If any certificate representing shares of Bluegreen’s Common Stock has been lost, stolen or destroyed, as a condition to the delivery of the merger consideration in exchange therefor, the owner of such certificate must deliver an affidavit in form and substance reasonably satisfactory to BFC and the exchange agent claiming that such certificate has been lost, stolen or destroyed and, if requested by BFC, post a bond in such amount as BFC may reasonably direct as indemnity against any claim that may be made with respect to that certificate.

Certificates representing shares of Bluegreen’s Common Stock should be surrendered for exchange only pursuant to the instructions to be mailed to holders of such certificates by the exchange agent following the effective time of the merger. In all cases, the certificates representing shares of BFC’s Class A Common Stock and dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger will be delivered only in accordance with the procedures set forth in the letter of transmittal and exchange instructions provided by the exchange agent.

The merger agreement contemplates that the exchange agent will deliver to BFC any certificates representing shares of BFC’s Class A Common Stock and any funds which have not been disbursed to holders of certificates representing shares of Bluegreen’s Common Stock within nine months after the effective time of the merger. Any holders of certificates representing shares of Bluegreen’s Common Stock (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) who have not surrendered such certificates in compliance with the above-described procedures may thereafter look only to BFC for certificates representing shares of BFC’s Class A Common Stock and any dividends or distributions with respect to such shares. If any certificate representing shares of Bluegreen’s Common Stock (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) are not surrendered prior to the date that is seven years after the effective time of the merger (or immediately prior to such earlier date on which any merger consideration would otherwise escheat to, or become the property of, any governmental entity), any certificates representing shares of BFC’s Class A Common Stock and dividends or distributions with respect thereto that the holder of the certificate representing shares of Bluegreen’s Common Stock would otherwise have been entitled to receive will, to the extent permitted by applicable law, become the property of BFC, free and clear of all claims or interest.

Conditions to Consummation of the Merger

Each of BFC and Bluegreen is required to consummate the merger only if specific conditions are satisfied, including the following:

•	the approval by BFC’s shareholders of the merger and the reverse stock split and the approval by Bluegreen’s shareholders of the merger agreement;

•	BFC effecting the reverse stock split;

•	BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•

the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness;

•

the receipt of all consents, approvals, assignments and authorizations reasonably necessary to consummate the merger and continue in full force and effect certain material contracts to which Bluegreen is a party; and

•

the receipt by BFC and Bluegreen from Stearns Weaver of an opinion, dated as of the effective date of the merger, stating that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Bluegreen to consummate the merger is subject to the satisfaction at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of BFC contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by BFC of all obligations required to be performed by it under the merger agreement;

•

the delivery by BFC to Bluegreen of a certificate, dated as of the effective date of the merger and signed by the chief executive officer and chief financial officer of BFC, certifying the satisfaction of each of the two foregoing conditions; and

•	the fairness opinion of Cassel Salpeter, the financial advisor to Bluegreen’s special committee, not being withdrawn, revoked or materially modified.

The obligation of BFC to consummate the merger is subject to the satisfaction at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of Bluegreen contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by Bluegreen of all obligations required to be performed by it under the merger agreement;

•

the delivery by Bluegreen to BFC of a certificate, dated as of the effective date of the merger and signed by the chief executive officer and chief financial officer of Bluegreen, certifying the satisfaction of each of the two foregoing conditions;

•	the fairness opinion of JMP Securities, the financial advisor to BFC’s board of directors, not being withdrawn, revoked or materially modified; and

•

holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA.

In addition, certain of Bluegreen’s outstanding facilities with Wells Fargo and RFA, which had an aggregate outstanding balance of approximately $21.1 million at December 31, 2011, require the prior consent of the lenders to the merger. RFA has indicated to Bluegreen that, subject to definitive documentation, it intends to consent to the merger. However, the Wells Fargo loan ($19.9 million outstanding as of December 31, 2011) will be due upon the earlier of June 30, 2012 or the closing of the merger.

Notwithstanding the foregoing, to the extent permitted by applicable law, the board of directors of either BFC or Bluegreen may, in its sole discretion, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled, provided that the requirement that BFC’s Class A Common Stock be listed on a national securities exchange may not be waived. No shareholder vote will be required in connection with the waiver of a closing condition.

As the exchange ratio was agreed upon without regard to BankAtlantic Bancorp’s agreement to sell BankAtlantic to BB&T and the positive impact that the announcement of such agreement had on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. In addition, the closing of Bluegreen’s proposed sale of substantially all of the assets comprising Bluegreen Communities to Southstar is not a condition precedent to the merger.

As previously described, BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of BFC and Bluegreen, including representations and warranties relating to, among other things:

•	organization, good standing, active status and similar matters;

•	capitalization;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of conflicts with each such party’s governing documents, applicable laws and contracts;

•	documents filed with the SEC, including financial statements, compliance with applicable SEC filing requirements and accuracy of information contained in such documents;

•

absence of any event or occurrence of any condition since June 30, 2011 that (i) has had or could reasonably be expected to have a material adverse effect with respect to such party, (ii) could reasonably be expected to render any of the representations and warranties of such party contained in the merger agreement incorrect or untrue as of the effective time of the merger or (iii) would result in a violation of the covenants of such party contained in the merger agreement had such event or condition occurred after the date of the merger agreement;

•	filing of tax returns and payment of taxes;

•	material contracts, and the enforceability of such contracts;

•	pending or threatened litigation;

•	engagement and payment of fees of brokers and finders;

•	accuracy of information supplied by such party in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the qualification of the merger as a “reorganization” under Section 368(a) of the Code;

•	the receipt of fairness opinions from BFC’s and Bluegreen’s respective financial advisors;

•	accuracy and sufficiency of information contained in the merger agreement;

•	compliance with laws;

•	related party transactions;

•	insurance;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	certain business practices;

•	employee benefit plans; and

•	labor and employment matters.

Conduct of Business by BFC and Bluegreen Prior to Consummation of the Merger

BFC and Bluegreen have each agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement (such as actions which may be taken by Bluegreen with respect to the proposed sale of substantially all of the assets comprising Bluegreen Communities, and actions which may be taken by BFC with respect to BankAtlantic Bancorp’s proposed sale of BankAtlantic) or consented to in writing by BFC or Bluegreen, as the case may be, each of BFC and Bluegreen will not, among other things:

•

conduct its business in a manner that is not consistent with its ordinary course of business and past practice or in a manner that would cause it to default under certain material contracts to which it is a party;

•	change or amend its governing documents (except that BFC may amend its Amended and Restated Articles of Incorporation and Bylaws as described in this joint proxy statement/prospectus);

•	divide, combine or reclassify any of its capital stock or otherwise make any changes in its capital structure (except for the reverse stock split);

•	declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, except as consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	engage in any action that could reasonably be expected to cause the merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

•	take any action that would cause its representations and warranties contained in the merger agreement to be untrue in any material respect;

•	take any action that would reasonably be likely to materially delay the merger; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

In addition, Bluegreen has agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by BFC, Bluegreen will not:

•

issue, sell, or grant any shares of its capital stock (except shares of Bluegreen’s Common Stock to be issued upon exercise of options which are outstanding on the date of the merger agreement or to the extent required under the terms and conditions of Bluegreen’s shareholder rights plan); or

•

issue, sell or grant any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or rights or obligations convertible into or exchangeable for any such shares of capital stock, except in the ordinary course of business consistent with past practices.

BFC has also agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by Bluegreen, BFC will not cause its directors’ and officers’ liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements relating to the period of time between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, whereby each of BFC and Bluegreen has agreed to, among other things:

•

give prompt notice to the other party of (i) any event known to such party which has or is reasonably likely to have a material adverse effect on such party, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties or covenants of such party contained in the merger agreement or (iii) any event or circumstance which could materially and adversely affect such party’s ability to satisfy the conditions to the merger;

•

provide the other party and its subsidiaries, agents and authorized representatives with reasonable access during regular business hours to the properties of such party and make its directors, management and other employees, agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and its agents and authorized representatives at reasonable times and upon reasonable request;

•

disclose and make available to the other party, and cause its agents and authorized representatives to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party, and to maintain the confidentiality of such information, except as otherwise required by law;

•

consult with the other party before issuing, and provide the other party with the opportunity to review, comment upon and approve, subject to applicable law, regulation or stock exchange rules, any press release or other public announcement with respect to the merger;

•

use its reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions within its control to cause the conditions precedent to its obligations to consummate the merger to be fulfilled, including to obtain all consents and approvals required in connection with the consummation of the transactions contemplated by the merger agreement;

•

hold a meeting of its shareholders as promptly as reasonably practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and use its reasonable efforts in good faith to secure the required vote or consent of its shareholders;

•

use its reasonable efforts in good faith (i) to cause the merger to qualify as a “reorganization” under Section 368(a) of the Code and (ii) not to permit or cause any of its affiliates or subsidiaries to take any action or cause any action to be taken which would cause the merger to fail to so qualify as a “reorganization” under Section 368(a) of the Code;

•	use its commercially reasonable efforts in good faith to cause to be delivered to the other party reasonable and customary comfort letters from its independent accountant; and

•	cooperate and consult with the other party, to the fullest extent possible, in connection with any shareholder litigation against it or any of its directors or officers with respect to the merger.

In addition, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, BFC has agreed to, among other things:

•

prepare and file with the SEC, with Bluegreen’s assistance, the registration statement of which this joint proxy statement/prospectus is a part and use all commercially reasonable efforts in good faith to cause the registration statement to become effective as promptly as practicable after filing and to maintain such effectiveness until all of the shares of BFC’s Class A Common Stock to be issued in connection with the merger have been issued and distributed;

•	effect the reverse stock split;

•	take all commercially reasonable actions necessary to cause its Class A Common Stock to be listed on a national securities exchange at the effective time of the merger;

•	take any action required under applicable federal or state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in connection with the merger; and

•	take such actions as may be necessary to cause its shareholder rights plan to be inapplicable to the merger.

Further, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, Bluegreen has agreed to, among other things:

•

discontinue the sale or contribution (for any applicable period not commenced as of the date of the merger agreement) of Bluegreen’s Common Stock pursuant to any of Bluegreen’s employee benefit plans which are subject to Section 401(a) of the Code; and

•	take such actions as may be necessary to cause the shareholder rights plan to be inapplicable to the merger and to be terminated in connection with the consummation of the merger.

No Solicitation

The merger agreement provides that, from and after the date of the merger agreement until the effective time of the merger, without the prior written consent of the other company, and subject to the rights described under “Superior Proposal” below, neither BFC nor Bluegreen will, and neither company will permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or affiliates to, directly or indirectly:

•	solicit, initiate or knowingly encourage any “acquisition proposal” or any inquiries or proposals that could reasonably be expected to lead to any “acquisition proposal”;

•

engage in negotiations or discussions concerning, or provide any non-public information to any person in connection with, any “acquisition proposal” or under circumstances that could reasonably be expected to result in an “acquisition proposal”; or

•	agree to, approve, recommend or otherwise endorse or support any “acquisition proposal.”

As defined in the merger agreement, the term “acquisition proposal” means, other than the merger (or any modification thereof or proposal relating thereto) or any proposal relating to a transaction involving solely the Bluegreen Communities business unit, any proposal relating to a possible:

•	merger, consolidation, share exchange, business combination or similar transaction involving BFC or Bluegreen or any of its subsidiaries;

•

sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Bluegreen and its subsidiaries on a consolidated basis or BFC and its subsidiaries on a consolidated basis;

•	liquidation, dissolution, recapitalization or other similar type of transaction involving BFC or Bluegreen or any of its subsidiaries;

•

tender or exchange offer for ten percent or more of the outstanding shares of Bluegreen’s Common Stock or BFC’s Class A Common Stock and Class B Common Stock (in the aggregate) or other transaction with Bluegreen or BFC in which any person or group shall acquire or have the right to acquire beneficial ownership of ten percent or more of the outstanding shares of Bluegreen’s Common Stock or BFC’s Class A Common Stock and Class B Common Stock (in the aggregate); or

•	transaction which is similar in form, substance or purpose to any of the foregoing transactions.

The merger agreement further provides that, with respect to an acquisition proposal, Bluegreen or BFC, as the case may be, will:

•

notify the other company immediately, and in any event within one business day, if (i) an “acquisition proposal” is made or is modified in any material respect (including, without limitation, any written material provided by the offeror, the principal terms and conditions of any such “acquisition proposal” or modification thereto and the identity of the offeror), in which case Bluegreen or BFC will provide a copy of the “acquisition proposal” concurrently with such notice or (ii) if either of them furnishes non-public information to, or enters into discussions or negotiations with, any third party with respect to an “acquisition proposal”;

•

as promptly as practicable, advise the other company orally and in writing of any request for information that could reasonably be expected to lead to an “acquisition proposal” as well as the material terms and conditions of such request or inquiry and keep the other company informed in all material respects of the status of any such request or inquiry; and

•

provide the other company with prior telephonic (promptly confirmed in writing) or written notice of any board of directors or committee meeting (including, in the case of Bluegreen, Bluegreen’s special committee) at which an “acquisition proposal” is expected or could reasonably be expected to be considered, together with a copy of the documentation relating to such “acquisition proposal” to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

Superior Proposal

The merger agreement provides that, notwithstanding the restrictions described above, if at any time prior to the effective time of the merger, any third party submits to BFC’s board of directors or Bluegreen’s special committee or board of directors an unsolicited, bona fide, written “acquisition proposal” not resulting from a breach of the “no solicitation” provisions of the merger agreement, and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors, that such “acquisition proposal” will result in, or upon further discussion with or due diligence by such third party could reasonably be expected to constitute or result in, a “superior proposal” and (ii) after consultation with their legal advisors, that the failure to take the following actions may be inconsistent with the fiduciary duties of directors under applicable law, then BFC or Bluegreen, as the case may be, may:

•

furnish information about its business to such third party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such third party, provided that Bluegreen contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Bluegreen, as the case may be, all the non-public information furnished to such third party; and

•	negotiate and participate in discussions with such third party with respect to the “acquisition proposal.”

As defined in the merger agreement, the term “superior proposal” means any unsolicited, bona fide, written “acquisition proposal” for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to the respective company’s shareholders from a financial point of view than the merger, taking into account the ability of the offeror to consummate the superior proposal on substantially the terms proposed.

Nothing contained in the merger agreement prohibits BFC or Bluegreen from taking, and disclosing to its shareholders, a position required by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Change of Recommendation

The merger agreement provides that the board of directors of Bluegreen and BFC may withhold, withdraw, modify or change its recommendation of the advisability of the merger or approve or recommend to the applicable company’s shareholders a superior proposal if, after the date of the merger agreement and prior to the effective time of the merger, the company receives a “superior proposal” not in violation of the “no solicitation” provisions of the merger agreement and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines, in good faith and after consultation with their legal, financial and other advisors, that the failure to do so would be inconsistent with the fiduciary duties owed by directors under applicable law. In the case of such an event, Bluegreen or BFC, as the case may be, must provide the other company with at least two business days prior written notice stating its intention to take such actions, and such notice must include the principal terms and conditions of the “superior proposal” and the identity of the offeror.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger by the mutual written consent of Bluegreen and BFC. In addition, the merger agreement may be terminated by Bluegreen or BFC under certain circumstances, including if:

•	the merger has not been consummated by June 30, 2012 or, provided the companies are proceeding in good faith to consummate the merger, September 30, 2012;

•	all required shareholder approvals are not obtained;

•	any order, decree, ruling or other judgment issued by any court or other governmental entity prohibiting the consummation of the merger is in effect and has become final and nonappealable;

•	any law is enacted which makes the consummation of the merger illegal;

•

after complying with the “no solicitation” provisions of the merger agreement, BFC’s board of directors or Bluegreen’s special committee or board of directors determines to approve or recommend a “superior proposal” or withholds or withdraws its recommendation of the merger in a manner adverse to the other company; or

•	any other condition to closing of the merger under the merger agreement is not satisfied or, to the extent permitted by applicable law, waived at the effective time of the merger.

The merger agreement also may be terminated by Bluegreen if:

•

BFC breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to BFC and which breach or failure to perform would result in the failure of a condition to Bluegreen’s obligation to consummate the merger; or

•	Cassel Salpeter, the financial advisor to Bluegreen’s special committee, withdraws, revokes, annuls or materially modifies its fairness opinion.

The merger agreement also may be terminated by BFC if:

•

Bluegreen breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to Bluegreen and which breach or failure to perform would result in the failure of a condition to BFC’s obligation to consummate the merger;

•	JMP Securities, the financial advisor to BFC’s board of directors, withdraws, revokes, annuls or materially modifies its fairness opinion; or

•

a tender offer or exchange offer for ten percent or more of the outstanding shares of Bluegreen’s Common Stock is commenced or a registration statement or statement on Schedule TO with respect thereto is filed (other than by BFC or certain of its affiliates) and the board of directors of Bluegreen, notwithstanding its obligations under the merger agreement, recommends that the shareholders of Bluegreen tender their shares in such tender or exchange offer or publicly announces its intention to take no position with respect to such tender offer.

Neither BFC nor Bluegreen is required to pay a fee to the other company in the event the merger agreement is terminated, including in the event of a termination resulting from BFC’s board of directors or Bluegreen’s special committee or board of directors determining to approve or recommend a “superior proposal” or withholding or withdrawing its recommendation of the merger, in each case after complying with the “no solicitation” provisions of the merger agreement. In addition, neither company will be subject to any liability in the event the merger agreement is terminated, except in the case of a termination relating to a breach by that company of the provisions of the merger agreement.

Expenses

All fees and expenses incurred in connection with the merger will be paid by the party incurring such fees or expenses, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part as well as all payments and reimbursements to be made to the information agent for the merger.

Indemnification and Insurance

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Bluegreen for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the MBCA and in Bluegreen’s Restated Articles of Organization or Amended and Restated Bylaws.

The merger agreement also provides that, for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger, in which event and upon the request of BFC, Bluegreen shall purchase such coverage immediately prior to the consummation of the merger.

Amendment and Waiver

The merger agreement may be amended or modified, in whole or in part, at any time only by a writing signed by BFC and Bluegreen. However, except as may be required by applicable law, prior to the effective time of the merger, any consent, waiver or other determination to be made, or action to be taken, by Bluegreen under the merger agreement will be made or taken only upon the approval of the Bluegreen special committee.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

General

The unaudited pro forma condensed consolidated financial statements contained on the following pages present the pro forma consolidated financial position and results of operations of BFC, with Bluegreen as its wholly-owned subsidiary, after giving effect to (i) the merger and (ii) both the merger and BankAtlantic Bancorp’s currently proposed transaction involving the sale of BankAtlantic to BB&T (such transaction is sometimes referred to within this joint proxy statement/prospectus as the “proposed sale of BankAtlantic”). Set forth below is a detailed discussion of the proposed sale of BankAtlantic, including information relating to the transaction upon which the unaudited pro forma condensed consolidated financial statements contained on the following pages were prepared.

Information Regarding the Proposed Sale of BankAtlantic

The proposed sale of BankAtlantic to BB&T is considered a “probable significant disposition” and, under the terms of the stock purchase agreement between BankAtlantic Bancorp and BB&T, will be effected through BB&T’s purchase from BankAtlantic Bancorp of all of the shares of capital stock of BankAtlantic. In addition, BB&T has agreed to assume at the closing of the transaction the obligations with respect to BankAtlantic Bancorp’s approximately $285 million in principal amount of outstanding TruPs. BankAtlantic Bancorp has agreed to pay at the closing of the transaction all interest accrued on the TruPs through closing, and to pay or escrow certain legal fees and expenses with respect to the TruPs-related litigation described in this joint proxy statement/prospectus. See “Information about BFC – Legal Proceedings – BankAtlantic Bancorp and Its Subsidiaries” for information regarding this litigation.

At September 30, 2011, which is the reference balance sheet date under the stock purchase agreement, BankAtlantic’s net asset value was approximately $306.1 million. Prior to the sale of the stock of BankAtlantic to BB&T, BankAtlantic will distribute to BankAtlantic Bancorp two newly established limited liability companies, Newco LLC and Retained Assets, LLC. BankAtlantic will contribute to Newco LLC approximately $424 million of loans and $17 million of real estate owned and other assets, net (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012). At the closing of the transaction, BB&T will receive a 95% preferred interest in the cash flows of Newco LLC, which it will continue to hold until such time as it has recovered $285 million in preference amount plus a priority return of LIBOR plus 200 basis points per annum. At that time, BB&T’s interest in Newco LLC will terminate, and BankAtlantic Bancorp, which will initially hold a 5% preferred interest in the cash flows of Newco LLC, will thereafter be entitled to any and all residual amounts. BankAtlantic will also contribute assets to Retained Assets, LLC, including approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012) and all rights, claims and judgments with respect to previously written-off assets. It is currently expected that, following the closing of the transaction, Retained Assets, LLC will be a wholly owned subsidiary of BankAtlantic Bancorp and, pursuant to applicable accounting guidance, BankAtlantic Bancorp will have a controlling financial interest in Newco LLC. As a result, both Retained Assets, LLC and Newco LLC are expected to be consolidated in BankAtlantic Bancorp’s (and, consequently, BFC’s) financial statements following the closing of the transaction.

The cash consideration to be exchanged at the closing of the transaction will reflect a deposit premium (estimated based on September 30, 2011 balances to be $300.9 million) to the closing net asset value of BankAtlantic. The premium represents 9.05% of total deposits and10.32% of non-CD deposits of BankAtlantic at September 30, 2011, and will be increased or decreased at closing by 10.32% of the amount by which the average daily closing balance of non-CD deposits during the ten business day period ending on the business day immediately preceding the closing exceeds or is less than $2.915 billion, provided the premium will not exceed $315.9 million. The premium will result in a gain which is reflected on the accompanying unaudited pro forma condensed consolidated balance sheet as an increase in BankAtlantic Bancorp’s stockholders’ equity.

At the closing of the transaction, the sum of the deposit premium and the net asset value of BankAtlantic, as calculated pursuant to the terms of the Agreement as of the closing after giving effect to the above-described asset contributions into Newco LLC and Retained Assets, LLC and distributions of the membership interests in such limited liability companies, are to be paid in cash. If the sum is a positive number, it is to be paid by BB&T to BankAtlantic Bancorp. If the sum is a negative number, it is to be paid by BankAtlantic Bancorp to BB&T. BFC will not receive any cash or other consideration in connection with the transaction.

BankAtlantic is currently comprised of five components: Community Banking; Commercial Lending; Tax Certificates; Investments; and Capital Services. Under the terms of the stock purchase agreement, the transaction involves the transfer to BB&T of all of the operations and assets of the Community Banking, Tax Certificates, Investments and Capital Services components (other than approximately $171.2 million of gross assets included within those components which are to be contributed to Newco LLC), but only certain of the assets from the Commercial Lending component. If the transaction is consummated, BankAtlantic Bancorp will be restricted under the terms of the stock purchase agreement from engaging in activities relating to deposit-taking operations within Florida for three years and, subject to the approval of the Federal Reserve, BankAtlantic Bancorp will no longer be a “unitary savings and loan holding company.” In addition, BankAtlantic Bancorp does not intend to continue the operations of the Tax Certificates, Investments or Capital Services components. Accordingly, BankAtlantic Bancorp determined that each of the Community Banking component, which represents BankAtlantic’s deposit-taking operations, the Tax Certificates component, the Investments component and the Capital Services component meets the criteria for being reported as a discontinued operation While, as described above, the transaction involves the transfer to BB&T of certain assets from the Commercial Lending component, BankAtlantic Bancorp intends to continue the operating activities of this component following the closing of the transaction. Therefore, BankAtlantic Bancorp’s management determined that the results of the Commercial Lending component should continue to be presented as continuing operations. The results of operations of the approximately $171.2 million of gross assets included within the Community Banking, Tax Certificates, Investments and Capital Services components which are to be contributed to Newco LLC will also continue to be presented as continuing operations.

Closing of the transaction is subject to the receipt of all required regulatory approvals and other closing conditions. In addition, during April 2012, a class action complaint was filed which alleges, among other things, that BankAtlantic Bancorp’s directors breached their fiduciary duties by causing or permitting BankAtlantic Bancorp to sell substantially all of its assets to BB&T under the terms of the stock purchase agreement, as amended on March 13, 2012. The complaint seeks damages as well as declaratory and equitable relief, including an injunction against the transaction. See “Information about BFC – Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation.

Upon consummation of the transaction, BankAtlantic Bancorp intends to focus its operations on managing the Retained Assets as well as approximately $73 million of commercial nonaccrual loans to be held by Newco LLC. BankAtlantic Bancorp will also continue to manage the assets held by its wholly owned asset workout subsidiary, which currently consists of approximately $20 million of loans and real estate owned. BankAtlantic Bancorp may also enter into real estate joint ventures, partnerships, or other relationships or arrangements relating to these assets or participate in the management of real estate development activities. In addition, based on the timing and amount of funds generated, BankAtlantic Bancorp may, in the near-term, make short-term investments and, over time, engage in additional specialty finance and investment activities.

Information Regarding the Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated financial statements contained on the following pages are intended to reflect the impact on BFC of the merger and the proposed sale of BankAtlantic. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2011 was prepared as if the transactions had been consummated on December 31, 2011. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 was prepared as if the transactions were consummated on

January 1, 2011 and reflects the reclassification of the results of operations of BankAtlantic’s Community Banking, Tax Certificates, Investments and Capital Services components into discontinued operations (other than with respect to the approximately $171.2 million of gross assets included within those components which are to be contributed to Newco LLC and are presented as continuing operations). The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 also reflects the elimination of the assets related to BankAtlantic’s Commercial Lending component which are to be transferred to BB&T as if they were transferred on January 1, 2011. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2010 and 2009 reflect solely the reclassification of the results of operations of BankAtlantic’s Community Banking, Tax Certificates, Investments and Capital Services components in their entirety into discontinued operations. They do not reflect the elimination of the results of operations of the assets related to BankAtlantic’s Commercial Lending component which are to be transferred to BB&T.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only. In preparing the unaudited pro forma condensed consolidated financial statements, specific adjustments and assumptions related to the merger and the proposed sale of BankAtlantic were made. The adjustments are based upon information available to BFC’s management as of the date of this joint proxy statement/prospectus, and the assumptions are those that BFC’s management believes are reasonable under circumstances existing as of the date of this joint proxy statement/prospectus. However, actual adjustments may differ materially from those made in connection with the preparation of the unaudited pro forma condensed consolidated financial statements. Further, adjustments for expected cost savings, alternative strategies and courses of action related to a change in management practices and operating decisions which may result from the transactions have been excluded from the unaudited pro forma condensed consolidated financial statements. As a result of the foregoing and other factors, many of which may be beyond the control of BFC and Bluegreen, the unaudited pro forma condensed consolidated financial statements do not purport to represent what the actual consolidated results of operations or financial position of BFC would have been had the transactions been completed on the dates assumed, nor should they be relied on as being indicative of the future consolidated results of operations or financial position of BFC in the event the transactions are completed in the future.

The unaudited pro forma condensed consolidated financial statements are based upon, have been developed from, and should be read in conjunction with, the historical consolidated financial statements of BFC and Bluegreen included in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2011

	BFC Historical	Pro Forma Adjustments Bluegreen Merger (1)		Pro Forma for Bluegreen Merger Only	BankAtlantic Historical (6)	Retained Assets and Newco LLC Assets (7)	Pro Forma Adjustments Related to BankAtlantic Transaction		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for share data)
ASSETS
Cash and due from other banks	$858,789	(325	)(5)	858,464	(770,167)	40,576	(2,446	)(8)	126,427
Investments	127,855	—		127,855	(111,216)	11,347	—		27,986
Loans receivable and loans held for sale	2,497,837	—		2,497,837	(2,494,080)	472,703	5,967	(10)	482,427
Notes receivable	517,836	—		517,836	—	—	—		517,836
Inventory	213,325	—		213,325	—	—	—		213,325
Real estate owned	87,174	—		87,174	(78,037)	78,037	—		87,174
Properties and equipment, net	191,568	—		191,568	(139,165)	3,263	6,413	(10)	62,079
Goodwill and intangible assets, net	85,045	—		85,045	(13,376)	—	(7,069	)(10)	64,600
Assets held for sale from discontinued operations	35,035	—		35,035	—	—	—		35,035
Other assets	163,691	—		163,691	(42,505)	1,552	(9,923	)(9)	112,815

Total assets	$4,778,155	(325)		4,777,830	(3,648,546)	607,478	(7,058)		1,729,704

LIABILITIES AND EQUITY
Liabilities:
Deposits	3,279,852	—		3,279,852	(3,282,482)	—	2,630	(8)	—
Receivable-backed notes payable	478,098	—		478,098	—	—	—		478,098
Notes and mortgage notes payable and other borrowings	108,533	—		108,533	(22,000)	—	42,008	(9)	128,541
Junior subordinated debentures	477,316	—		477,316	—	—	(334,344	)(9)(10)	142,972
Deferred income taxes, net	24,645	—		24,645	—	—	—		24,645
Deferred gain on settlement of investment in subsidiary	29,875	—		29,875	—	—	—		29,875
BB&T’s preferred interest in Newco LLC	—	—		—	—	—	285,000	(9)	285,000
Other liabilities	185,790	—		185,790	(52,579)	14,823	—		148,034

Total liabilities	4,584,109	—		4,584,109	(3,357,061)	14,823	(4,706)		1,237,165

Commitments and contingencies
Preferred Stock, $.01 par value: authorized—10,000,000 shares: 5% Cumulative Preferred Stock; authorized 15,000 shares; issued and outstanding 15,000 shares; redemption value of $1,000 per share	11,029	—		11,029	—	—	—		11,029

Equity:
Class A Common Stock, $.01 par value: authorized 150,000,000 shares; issued and outstanding 70,274,972 shares; pro forma issued and outstanding 186,847,564 shares(4)	703	1,166	(2)	1,869	—	—	—		1,869
Class B Common Stock, $.01 par value: authorized 20,000,000 shares; issued and outstanding 6,859,751 shares(4)	69	—		69	—	—	—		69
Additional paid-in capital	232,705	38,323	(2)(3)	271,028	(609,537)	609,537	—		271,028
Accumulated earnings (deficit)	(100,873)	(325	)(5)	(101,198)	297,662	3,508	(140,629	)(8)(10)(11)	59,343
Accumulated other comprehensive (loss) income	(12,863)	—		(12,863)	20,390	(20,390)	—		(12,863)

Total BFC shareholders’ equity	119,741	39,164		158,905	(291,485)	592,655	(140,629)		319,446
Noncontrolling interests	63,276	(39,489	)(2)	23,787	—	—	138,277	(11)	162,064

Total equity	183,017	(325)		182,692	(291,485)	592,655	(2,352)		481,510

Total liabilities and equity	$4,778,155	(325)		4,777,830	(3,648,546)	607,478	(7,058)		1,729,704

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

	BFC Historical		Pro Forma Adjustments Bluegreen Merger(1)		Pro Forma for Bluegreen Merger Only		Pro Forma Adjustments Related to BankAtlantic Transaction(5)		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues:
Real Estate and Other:
Sales of VOIs and real estate	$169,998		—		169,998		—		169,998
Other resorts fee-based revenue	70,985		—		70,985		—		70,985
Fee based sales commission and other revenues	74,421		—		74,421		—		74,421
Interest income	88,125		—		88,125		—		88,125

	403,529		—		403,529		—		403,529

Financial Services (6):
Interest income	143,819		—		143,819		(132,193)		11,626
Service charges on deposits	42,608		—		42,608		(42,608)		—
Other service charges and fees	26,404		—		26,404		(26,404)		—
Gain on sale of Tampa branches	38,603		—		38,603		(38,603)		—
Other	19,437		—		19,437		(17,221)		2,216

	270,871		—		270,871		(257,029	)(6)	13,842

Total revenues	674,400		—		674,400		(257,029)		417,371

Costs and Expenses:
Real Estate and Other:
Cost of sales of VOIs and real estate	27,058		—		27,058		—		27,058
Cost of sales of other resort operations	52,094		—		52,094		—		52,094
Interest expense	62,582		—		62,582		—		62,582
Selling, general and administrative expenses	215,254		—		215,254		—		215,254
Other expenses	1,304		—		1,304		—		1,304

	358,292		—		358,292		—		358,292

Financial Services (7):
Interest expense	31,382		—		31,382		(24,765)		6,617
Provision for loan losses	71,638		—		71,638		(54,442)		17,196
Employee compensation and benefits	73,047		—		73,047		(49,858)		23,189
Occupancy and equipment	44,152		—		44,152		(32,022)		12,130
FDIC deposit insurance assessment	9,591		—		9,591		(9,591)		—
Other expenses	67,070		—		67,070		(34,979)		32,091

	296,880		—		296,880		(205,657	)(7)	91,223

Total costs and expenses	655,172		—		655,172		(205,657)		449,515

Gain on settlement of investment in subsidiary	10,690		—		10,690		—		10,690
Gain on extinguishment of debt	11,625		—		11,625		—		11,625
Equity in earnings from unconsolidated affiliates	1,256		—		1,256		115		1,371
Other income	1,837		—		1,837				1,837

Income (loss) from continuing operations before income taxes	44,636		—		44,636		(51,257)		(6,621)
Less: Provision for income taxes	20,957		—		20,957		—		20,957

Income (loss) from continuing operations	23,679		—		23,679		(51,257)		(27,578)
Less: Net income (loss) attributable to noncontrolling interests from continuing operations	11,578		(15,894	)(2)	(4,316)		(23,204	)(8)	(27,520)

Net income (loss) from continuing operations attributable to BFC	$12,101		15,894		27,995		(28,053)		(58)

Basic earnings attributable to BFC per common share from continuing operations	0.15	(4)			0.14	(4)			0.00 (4)
Basic weighted average number of common shares outstanding(3)	75,790		116,573		192,363				192,363
Diluted earnings attributable to BFC per common share from continuing operations	0.15				0.14				0.00
Diluted weighted average number of common shares outstanding(3)	75,898		116,573		192,470				192,470

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

	BFC Historical		Pro Forma Adjustments Related to BankAtlantic Transaction(1)		Pro Forma for BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$167,306		—		167,306
Other resorts fee-based revenue	65,979		—		65,979
Fee based sales commission and other revenues	55,524		—		55,524
Interest income	93,613		—		93,613

	382,422		—		382,422

Financial Services (2):
Interest income	178,735		(129,684)		49,051
Service charges on deposits	59,844		(59,844)		—
Other service charges and fees	30,140		(30,140)		—
Other	15,477		(12,312)		3,165

	284,196		(231,980	)(2)	52,216

Total revenues	666,618		(231,980)		434,638

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	43,094		—		43,094
Cost of sales of other resort operations	46,863		—		46,863
Interest expense, net	80,101		—		80,101
Selling, general and administrative expenses	226,753		—		226,753
Other expenses	2,839		—		2,839

	399,650		—		399,650

Financial Services (3):					—
Interest expense	39,665		(23,874)		15,791
Provision for loan losses	144,361		(56,353)		88,008
Employee compensation and benefits	93,950		(64,252)		29,698
Occupancy and equipment	53,589		(40,184)		13,405
FDIC deposit insurance assessment	10,148		(10,148)		—
Other expenses	85,143		(46,754)		38,389

	426,856		(241,565	)(3)	185,291

Total costs and expenses	826,506		(241,565)		584,941

Loss on settlement of investment in subsidiary	(977)		—		(977)
Gain on extinguishment of debt	13,049		—		13,049
Equity in loss from unconsolidated affiliates	(851)		—		(851)
Other income	2,687		—		2,687

(Loss) income from continuing operations before income taxes	(145,980)		9,585		(136,395)
Less: Provision for income taxes	9,215		—		9,215

(Loss) income from continuing operations	(155,195)		9,585		(145,610)
Less: Net (loss) income attributable to noncontrolling interests from continuing operations	(65,764)		6,249	(4)	(59,515)

Net (loss) income from continuing operations attributable to BFC	$(89,431)		3,336		(86,095)

Basic and diluted loss per common share from continuing operations attributable to BFC	(1.20	)(5)			(1.15	)(5)
Basic and diluted weighted average number of common shares outstanding(3)	75,379				75,379

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

	BFC Historical	Pro Forma Adjustments Related to BankAtlantic Transaction (1)		Pro Forma for BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$24,267	—		24,267
Other resorts fee-based revenue	5,073	—		5,073
Fee based sales commission and other revenues	7,852	—		7,852
Interest income	12,182	—		12,182

	49,374	—		49,374

Financial Services (2):
Interest income	225,762	(171,057)		54,705
Service charges on deposits	75,739	(75,739)		—
Other service charges and fees	29,542	(29,542)		—
Other	23,044	(21,127)		1,917

	354,087	(297,465	)(2)	56,622

Total revenues	403,461	(297,465)		105,996

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	106,873	—		106,873
Cost of sales of other resort operations	3,538	—		3,538
Interest expense, net	16,690	—		16,690
Selling, general and administrative expenses	62,977	—		62,977
Impairment of goodwill	2,001	—		2,001
Other expenses	2,148	—		2,148

	194,227	—		194,227

Financial Services:
Interest expense	74,852	(58,277)		16,575
Provision for loan losses	232,658	(82,391)		150,267
Employee compensation and benefits	108,245	(68,804)		39,441
Occupancy and equipment	58,576	(41,566)		17,010
FDIC deposit insurance assessment	10,990	(10,990)		—
Other expenses	88,146	(55,837)		32,309

	573,467	(317,865	)(3)	255,602

Total costs and expenses	767,694	(317,865)		449,829

Gain on bargain purchase of investment in Bluegreen	182,849			182,849
Gain on settlement of investment in subsidiary	29,679	—		29,679
Equity in earnings from unconsolidated affiliates	33,381	—		33,381
Impairment of unconsolidated affiliates	(31,181)	—		(31,181)
Other income	7,362	—		7,362

(Loss) income from continuing operations before income taxes	(142,143)	20,400		(121,743)
Less: Benefit for income taxes	(67,500)	—		(67,500)

(Loss) income from continuing operations	(74,643)	20,400		(54,243)
Less: Net (loss) income attributable to noncontrolling interests from continuing operations	(121,294)	14,753	(4)	(106,541)

Net income from continuing operations attributable to BFC	$46,651	5,647		52,298

Basic and diluted earnings per common share from continuing operations attributable to BFC	0.80 (5)			0.90 (5)
Basic and diluted weighted average number of common shares outstanding	57,235			57,235

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2011

(1)	BFC currently directly or indirectly owns approximately 54% of Bluegreen’s outstanding Common Stock and, therefore, consolidates the financial results of Bluegreen. Accordingly, pursuant to applicable accounting guidance, the difference between the fair value of the consideration paid and the carrying value of the noncontrolling interest (in each case as described in further detail below) is recorded in equity.
(2)	Represents the approximately 116.6 million shares of BFC’s Class A Common Stock expected to be issued to Bluegreen’s shareholders in the merger at its par value of $0.01 per share. The difference between the noncontrolling interest of $39.5 million and the par value amount is reclassified into additional paid-in capital.
(3)	Comprised of the fair value of the consideration paid of $89.8 million (based on the approximately 116.6 million shares of BFC’s Class A Common Stock expected to be issued to Bluegreen’s shareholders in the merger multiplied by the fair value of $0.77 per share on April 17, 2012) less $50.3 million, which represents the excess of the consideration paid in comparison to the carrying value of the noncontrolling interest at December 31, 2011 of $39.5 million. The $50.3 million is recorded in additional paid-in capital.
(4)	Based on shares outstanding and expected to be issued in the merger, in each case before giving effect to the contemplated reverse stock split.
(5)	Estimated direct costs, including legal, accounting and professional fees, associated with the merger.

The following notes relate to pro forma adjustments with respect to the proposed sale of BankAtlantic.

(6)	Reflects the unaudited balance sheet of BankAtlantic as of December 31, 2011, based on information included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011.
(7)	Reflects the net book value, as recorded on BankAtlantic’s balance sheet as of December 31, 2011, of the Retained Assets and the Newco LLC Assets. The proposed sale of BankAtlantic is expected to result in a non-cash gain of approximately $301.2 million, which amount is included in equity.
(8)	The amount of cash held at BankAtlantic by BFC and BankAtlantic Bancorp of approximately $2.6 million has been offset by approximately $5.1 million, reflecting the expected transaction costs related to the proposed sale of BankAtlantic.
(9)	Reflects the $285 million liability related to the assumption by BB&T of the aggregate principal amount of BankAtlantic Bancorp’s outstanding TruPs, which for purposes hereof has been assumed to approximate fair value. It also reflects, as of December 31, 2011, the accrued but unpaid interest on BankAtlantic Bancorp’s outstanding TruPs which BankAtlantic Bancorp has agreed to pay in connection with the closing of the proposed sale of BankAtlantic, which is presented as an increase in borrowings at BankAtlantic Bancorp. As of December 31, 2011, BankAtlantic Bancorp did not accrue any amounts with respect to the TruPs-related litigation fees and expenses which, pursuant to the March 13, 2012 amendment to the stock purchase agreement, BankAtlantic Bancorp agreed to pay or escrow at the closing of the transaction and, therefore, the contemplated payment of those fees and expenses are not reflected herein.
(10)	Represents the write-off of BFC’s remaining purchase accounting adjustments of approximately $2.7 million in connection with BFC’s acquisitions of shares of BankAtlantic Bancorp’s Class A Common Stock during 2008. The 2008 share acquisitions were accounted for as step acquisitions under the acquisition method of accounting then in effect.
(11)	The reduction in accumulated deficit represents (i) BFC’s noncontrolling interest of approximately $138.3 million in BankAtlantic Bancorp in connection with the net increase in BankAtlantic Bancorp’s equity described in Note 7 above and (ii) the purchase accounting adjustments of approximately $2.7 million described in Note 10 above, partially offset by expected transaction costs related to the proposed sale of BankAtlantic of approximately $5.1 million.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2011

(1)	BFC currently directly or indirectly owns approximately 54% of Bluegreen’s outstanding Common Stock and, therefore, consolidates the financial results of Bluegreen. As such, the merger will be accounted for as an equity transaction.
(2)	Represents the reversal of net income attributable to BFC’s noncontrolling interest in Bluegreen.
(3)	Based on shares outstanding and expected to be issued in the merger, in each case before giving effect to the contemplated reverse stock split.
(4)	For purposes of computing basic and diluted earnings per common share from continuing operations attributable to BFC, preferred stock dividends of $750,000 were included in the numerator.

The following notes relate to pro forma adjustments with respect to the proposed sale of BankAtlantic.

(5)

Reflects adjustments relating to (i) the reclassification of BankAtlantic’s Community Banking, Investments, Tax Certificates and Capital Services components into discontinued operations (other than the approximately $171.2 million of gross assets included within those components which are to be contributed to Newco LLC and are presented as continuing operations), and (ii) the elimination of the results of operations related to the transfer to BB&T of certain earning assets from BankAtlantic’s other component (Commercial Lending), which is reported as a continuing operation.
(6)	Reflects adjustments representing (i) the reclassification of total revenues of $227.3 million related to BankAtlantic’s Community Banking, Investments, Tax Certificates, and Capital Services components into discontinued operations and (ii) the elimination of $29.7 million of revenues related to the transfer to BB&T of certain earning assets from BankAtlantic’s other component (Commercial Lending), which is reported as a continuing operation.
(7)	Reflects adjustments representing (i) the reclassification of total costs and expenses of $176.6 million related to BankAtlantic’s Community Banking, Investments, Tax Certificates, and Capital Services components into discontinued operations and (ii) the elimination of $29.1 million of costs and expenses related to the transfer to BB&T of certain earning assets from BankAtlantic’s other component (Commercial Lending), which is reported as a continuing operation. Additionally, all general corporate overhead for BankAtlantic was allocated to continuing operations.
(8)	Represents the net effect of the adjustments described in Note 5 above attributable to BFC’s noncontrolling interest in BankAtlantic Bancorp. BFC’s noncontrolling interest in BankAtlantic Bancorp was approximately 47% during the year ended December 31, 2011.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Years Ended December 31, 2010 and 2009

The following notes relate to pro forma adjustments with respect to the proposed sale of BankAtlantic.

(1)	Reflects adjustments representing the reclassification of operations for the years ended December 31, 2010 and 2009 of BankAtlantic’s Community Banking, Investments, Tax Certificates and Capital Services components into discontinued operations.
(2)	Reflects adjustments representing the reclassification of total revenues for the years ended December 31, 2010 and 2009 of BankAtlantic’s Community Banking, Investments, Tax Certificates and Capital Services components in their entirety into discontinued operations.
(3)	Reflects adjustments representing the reclassification of total costs and expenses for the years ended December 31, 2010 and 2009 of BankAtlantic’s Community Banking, Investments, Tax Certificates and Capital Services components in their entirety into discontinued operations. All general corporate overhead for BankAtlantic was allocated to continuing operations.
(4)	Represents the net effect of the adjustments described in Note 1 above attributable to BFC’s noncontrolling interest in BankAtlantic Bancorp. BFC’s noncontrolling interest in BankAtlantic Bancorp was approximately 60% and 67% during the years ended December 31, 2010 and 2009, respectively.
(5)	For purposes of computing basic and diluted earnings (loss) per common share from continuing operations attributable to BFC, preferred stock dividends of $750,000 were included in the numerator for each of the years ended December 31, 2010 and 2009.

MATERIAL CONTRACTS BETWEEN BFC AND BLUEGREEN

For a description of certain agreements, arrangements and relationships between BFC and Bluegreen, see the sections of this joint proxy statement/prospectus entitled “Information About BFC — Certain Relationships and Related Transactions” and “Information About Bluegreen — Certain Relationships and Related Transactions.”

COMPARATIVE STOCK PRICES AND DIVIDENDS

Comparative Stock Prices

Bluegreen’s Common Stock is listed for trading on the NYSE under the trading symbol “BXG.” BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As previously described, the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

The tables below set forth, for the periods indicated, the high and low per share sales prices for BFC’s Class A Common Stock, as reported on the Pink Sheets, and Bluegreen’s Common Stock, as reported on the New York Stock Exchange.

BFC’s Class A Common Stock

	High	Low
Calendar Year 2010
First quarter	$0.55	$0.26
Second quarter	0.99	0.39
Third quarter	0.44	0.30
Fourth quarter	0.38	0.20
Calendar Year 2011
First quarter	$0.49	$0.31
Second quarter	0.43	0.28
Third quarter	0.41	0.29
Fourth quarter	0.75	0.26
Calendar Year 2012
First quarter	$0.56	$0.32
Second quarter (through April 16, 2012)	0.70	0.47

Bluegreen’s Common Stock

	High	Low
Calendar Year 2010
First quarter	$3.27	$2.35
Second quarter	6.16	2.99
Third quarter	3.17	2.56
Fourth quarter	3.50	2.73
Calendar Year 2011
First quarter	$4.73	$3.21
Second quarter	4.21	2.85
Third quarter	2.98	1.87
Fourth quarter	3.00	1.90
Calendar Year 2012
First quarter	$4.32	$2.54
Second quarter (through April 16, 2012)	5.42	4.25

The preceding tables show only historical comparisons. Because the market prices of BFC’s Class A Common Stock and Bluegreen’s Common Stock likely will fluctuate prior to the merger, these comparisons may not provide meaningful information to BFC’s or Bluegreen’s shareholders in determining how to vote at their respective meetings. Shareholders are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Bluegreen’s Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus prior to voting their shares.

The following table sets forth the closing prices for BFC’s Class A Common Stock, as reported on the Pink Sheets, and Bluegreen’s Common Stock, as reported on the NYSE, on November 11, 2011, the last trading day before BFC and Bluegreen announced the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Bluegreen’s Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on either of these dates, applying the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

Equivalent
Value of
	BFC’s Class A	Bluegreen’s	Bluegreen’s
	Common Stock	Common Stock	Common Stock
November 11, 2011	$0.57	$2.04	$4.56
, 2012	$—	$—	$—

Dividend Information

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. In addition, BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, declare or make any dividends or other capital distributions. During the quarter ended September 30, 2011, BFC received from the Federal Reserve a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. BFC’s board of directors declared the $187,500 dividend payable with respect to its outstanding 5% Cumulative Preferred Stock for the quarter ended December 31, 2011, subject to receipt of the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding 5% Cumulative Preferred Stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a “unitary savings and loan holding company.” Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding 5% Cumulative Preferred Stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in BFC’s consolidated statement of financial condition as of December 31, 2011.

The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

While BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock, there is no assurance that it will do so, and any such dividend payment is currently subject to regulatory restrictions. Subject to the foregoing, future declaration and payment of cash dividends with respect to BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC.

See the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion regarding restrictions on the ability of BankAtlantic Bancorp and BankAtlantic to pay dividends to holders of their capital stock. A discussion of Bluegreen’s dividend policy is set forth below.

Bluegreen did not pay any cash or stock dividends during the years ended December 31, 2010 or 2011. Certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends on Bluegreen’s Common Stock, and future credit facilities may contain similar terms. Subject to such restrictions, Bluegreen’s board of directors may consider the possibility of paying cash dividends at some point in the future; however, any such decision will be based on Bluegreen’s cash position and operating and capital needs. Bluegreen does not currently expect to pay cash dividends to its shareholders in the foreseeable future. After completion of the merger, only BFC, as the parent company of Bluegreen, will be entitled to receive dividends or distributions from Bluegreen.

COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF BFC AND BLUEGREEN

BFC is incorporated in Florida and Bluegreen is incorporated in Massachusetts. Bluegreen’s shareholders, whose rights are currently governed by Bluegreen’s Restated Articles of Organization and Bluegreen’s Amended and Restated Bylaws will, if the merger is completed (and provided they do not duly exercise and perfect their appraisal rights), become holders of BFC’s Class A Common Stock and their rights will be governed by BFC’s Second Amended and Restated Articles of Incorporation, which will become effective immediately prior to the effective time of the merger, and BFC’s Bylaws, as proposed to be amended in connection with the merger.

The following description summarizes the material differences that may affect the rights of shareholders of BFC and Bluegreen. This summary does not purport to be complete, and the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Bluegreen’s shareholders are also referred to BFC’s Second Amended and Restated Articles of Incorporation (the form of which is attached hereto as Annex D), BFC’s Bylaws, as proposed to be amended in connection with the merger (the form of which is attached hereto as Annex E), and the section of this joint proxy statement/prospectus entitled “Information About BFC—Description of Capital Stock.” Unless stated to the contrary below, the terms of BFC’s Second Amended and Restated Articles of Incorporation and BFC’s Bylaws, in each case as to become effective in connection with the merger, are identical to those of BFC’s Amended and Restated Articles of Incorporation and BFC’s Bylaws as currently in effect.

BFC	Bluegreen

Authorized Capital Stock

The authorized capital stock of BFC consists of 180,000,000 shares, consisting of 150,000,000 shares of Class A Common Stock, par value $0.01 per share, 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of each class and series of BFC’s capital stock will not be impacted by the reverse stock split.	The authorized capital stock of Bluegreen consists of 141,000,000 shares, consisting of 140,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

Voting Rights

Each share of BFC’s Class A Common Stock is entitled
to one vote, and all shares of BFC’s Class A Common
Stock represent in the aggregate 22% of the total voting
power of BFC. Each share of BFC’s Class B Common
Stock is entitled to the number of votes per share which
represent in the aggregate 78% of the total voting power
of BFC. Subject to adjustment in connection with the
reverse stock split (as described below) and other similar
transactions involving BFC’s Class B Common Stock,
these fixed voting percentages will remain in effect until
the total number of outstanding shares of BFC’s Class B
Common Stock falls below 1,800,000 shares. If the total
number of outstanding shares of BFC’s Class B Common
Stock is less than 1,800,000 shares but greater than
1,400,000 shares, then BFC’s Class A Common Stock
will hold a voting percentage equal to 40% of BFC’s total
voting power and BFC’s Class B Common Stock will
hold a voting percentage equal to the remaining 60% of
BFC’s total voting power. If the total number of
outstanding shares of BFC’s Class B Common Stock is
less than 1,400,000 shares but greater than 500,000
shares, then BFC’s Class A Common Stock will hold a
voting percentage equal to 53% of BFC’s total voting
power and BFC’s Class B Common Stock will hold a
voting percentage equal to the remaining 47% of BFC’s
total voting power. If the total number of outstanding
shares of BFC’s Class B Common Stock is less than
500,000 shares, then each share of BFC’s Class A
Common Stock and Class B Common Stock will be
entitled to one vote. Each of the above-described share
thresholds will be ratably reduced in connection with the
reverse stock split.	Each share of Bluegreen’s Common Stock is entitled to one vote per share on all matters to be voted on by shareholders.

Authority of Board to Approve Issuance of Preferred Stock; Shares of Preferred Stock Outstanding

BFC’s board of directors has the power to authorize the issuance of up to 10,000,000 shares of Preferred Stock and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions thereof. Out of the 10,000,000 authorized shares of Preferred Stock, BFC’s board of directors previously designated 15,000 shares as 5% Cumulative Preferred Stock and, in connection with the adoption of the shareholder rights plan described below, 2,000,000 shares as Series A Junior Participating Preferred Stock. As of the date of this joint proxy statement/prospectus, 15,000 shares of 5% Cumulative Preferred Stock of BFC are issued and outstanding and no shares of Series A Junior Participating Preferred Stock are issued or outstanding.

Bluegreen’s board of directors has the power to authorize the issuance of up to 1,000,000 shares of Preferred Stock and to fix the designations, voting powers, preferences, rights, qualifications, limitations and restrictions thereof. In connection with the adoption of the shareholder rights plan described below, Bluegreen’s board of directors has designated 400,000 shares of the 1,000,000 shares of authorized

Preferred Stock as Class A Junior Participating Preferred Stock. As of the date of this joint proxy statement/prospectus, no shares of Preferred Stock of Bluegreen are issued or outstanding.

Shareholder Rights Plans

On September 21, 2009, BFC entered into a rights
agreement with American Stock Transfer & Trust
Company, LLC. Under the terms and conditions of the
rights agreement, a dividend of one preferred share
purchase right was paid with respect to each outstanding
share of BFC’s Class A Common Stock and Class B
Common Stock. The rights agreement attempts to protect
BFC’s ability to use available net operating losses to
offset future taxable income by providing a deterrent to
shareholders (subject to certain exceptions) from
acquiring a 5% or greater ownership interest in BFC’s
Class A Common Stock and Class B Common Stock
without the prior approval of BFC’s board of directors,
after which time and the expiration of a limited interim
period, the purchase rights would become exercisable. If
the purchase rights become exercisable, all holders of the
rights except the acquiring person or group and its or their affiliates may, for $8.00 per right, purchase shares of
BFC’s Class A Common Stock having a market value of
$16.00 (or, at the option of BFC, the number of one-one
hundredths of a share of Series A Junior Participating
Preferred Stock equal to the number of shares of BFC’s
Class A Common Stock having a market value of
$16.00). Prior to exercise, the purchase rights do not give
their holders any dividend, voting or liquidation rights.
The rights agreement was not adopted in response to any
effort to acquire control of BFC. However, the rights
agreement may have an anti-takeover effect and will be
an impediment to a proposed takeover which is not
approved by BFC’s board of directors.	On July 27, 2006, Bluegreen entered into a rights
agreement pursuant to which Bluegreen’s board of
directors declared a dividend of one preferred share
purchase right for each outstanding share of Bluegreen’s
Common Stock. The rights agreement is designed to
protect shareholders from coercive or otherwise unfair
takeover tactics. In general terms, the purchase rights
impose a significant penalty upon any person or group
(subject to certain exceptions) which acquires beneficial
ownership of 10% or more of Bluegreen’s outstanding
Common Stock without the prior approval of
Bluegreen’s board of directors, after which time and the
expiration of a limited interim period, the purchase
rights would become exercisable. If the purchase rights
become exercisable, all holders of the rights except the
acquiring person or group and its or their affiliates may,
for $40.00 per right, purchase shares of Bluegreen’s
Common Stock having a market value of $80.00 (or, at
the option of Bluegreen, the number of one-one
hundredths of a share of Series A Junior Participating
Preferred Stock equal to the number of shares of
Bluegreen’s Common Stock having a market value of
$80.00). Prior to their exercise, the purchase rights do
not give their holders any dividend, voting or liquidation
rights.

Ownership Restrictions on Common Stock

In addition to BFC’s shareholder rights plan, as described above, there also currently are limitations on the amount of shares of BFC’s Class A Common Stock and Class B Common Stock that an individual or company can own without obtaining regulatory approval. Under regulations currently applicable to BFC as a “unitary savings and loan holding company,” if a shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock,

Other than as described above with respect to Bluegreen’s shareholder rights plan, there currently are no limitations, including regulatory restrictions, regarding the number of shares of Bluegreen’s Common Stock that a shareholder may own.

then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares of BFC’s Class A Common Stock in the merger which causes its ownership of such stock to exceed the thresholds set forth above will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

If BankAtlantic Bancorp completes the proposed sale of BankAtlantic to BB&T, then these ownership restrictions and other regulatory requirements currently applicable to BFC as a “unitary savings and loan holding company” may no longer apply. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions. In addition, during April 2012, a class action complaint was filed which seeks damages as well as declaratory and equitable relief, including an injunction against the transaction. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation.

Conversion Rights

Subject to certain limited exceptions with respect to the shares of BFC’s Class B Common Stock held by John E. Abdo, Vice Chairman of each of BFC and Bluegreen, shares of BFC’s Class B Common Stock are convertible on a share-for-share basis into shares of BFC’s Class A Common Stock at any time in the holder’s discretion.	Bluegreen does not currently have any class of capital stock, the shares of which are convertible into shares of Bluegreen’s Common Stock.

Dividends and Other Distributions; Liquidation Rights

No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on the 5% Cumulative Preferred Stock of BFC have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends.	Holders of Bluegreen’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of Bluegreen out of legally available assets.

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. In addition, BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, declare or make any dividends or other capital distributions. During the quarter ended September 30, 2011, BFC received from the Federal Reserve a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. BFC’s board of directors declared the $187,500 dividend payable with respect to its outstanding 5% Cumulative Preferred Stock for the quarter ended December 31, 2011, subject to receipt of the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding 5% Cumulative Preferred Stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a “unitary savings and loan holding company.” Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding 5% Cumulative Preferred Stock, will no longer require the prior written non-objection of the Federal Reserve. As previously described, closing of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, and litigation has been filed which seeks to enjoin the transaction. The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

Subject to the foregoing, holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the board of directors of BFC out of legally available assets.

Upon any liquidation of Bluegreen, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Common Stock after the payment of liabilities and the liquidation preferences of any outstanding Preferred Stock.

Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to BFC’s Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of BFC’s Class A Common Stock may be declared and issued only in the form of BFC’s Class A Common Stock while a dividend or other non-cash distribution to holders of BFC’s Class B Common Stock may be declared and issued in the form of either BFC’s Class A Common Stock or Class B Common Stock at the discretion of the board of directors of BFC, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

Upon any liquidation of BFC, the assets legally available for distribution to shareholders will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock after payment of the liquidation preference to which the holders of shares of BFC’s 5% Cumulative Preferred Stock are entitled.

Number and Classification of Board of Directors

BFC’s Bylaws currently provide for a board of directors comprised of between three and fifteen members, as determined by the board of directors. Prior to September 21, 2009, the board was divided into three classes, as nearly equal in number as possible, with each director elected for a term of three years. The term of office of the directors in one of the classes expired each year, and their successors were elected at each annual meeting of shareholders for a term of three years and until their successors were duly elected. On September 21, 2009, BFC’s Bylaws were amended to provide that each director thereafter elected or appointed to BFC’s board of directors would serve for a term expiring at BFC’s next annual meeting of shareholders. As of the date of this joint proxy statement/prospectus, the board of directors of BFC consists of eleven members, all of whom are serving for terms expiring at BFC’s 2012 annual meeting of shareholders.

In connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to the board of directors of BFC at the effective time of the merger. In connection therewith, the board of directors of BFC approved an amendment to BFC’s Bylaws, subject to consummation of the merger, to increase the maximum size of the board from fifteen members to twenty members. See “The Merger — Board of Directors and Executive Officers of BFC Following the Merger” and “The Merger — Articles of Incorporation and Bylaws of BFC Following the Merger.” The form of BFC’s Bylaws, as proposed to be amended in connection with the merger is attached hereto as Annex E.

Prior to November 17, 2010, Bluegreen’s Amended and Restated Bylaws provided for the directors to be classified, with respect to their terms of office, into three classes, as nearly equal in number as possible, with each director elected for a term of three years. The term of office of the directors in one of the classes expired each year, and their successors were elected at each annual meeting of shareholders for a term of three years and until their successors were duly elected. On November 17, 2010, Bluegreen’s Amended and Restated Bylaws were amended to provide that each director thereafter elected or appointed to Bluegreen’s board of directors would serve for a term expiring at Bluegreen’s next annual meeting of shareholders. As of the date of this joint proxy statement/prospectus, the board of directors of Bluegreen consists of eight members, all of whom are serving for terms expiring at Bluegreen’s 2012 annual meeting of shareholders.

Newly Created Directorships and Vacancies

BFC’s Bylaws provide that any vacancy occurring in the board of directors of BFC, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. In each case, the director so elected or appointed will serve for a term expiring at BFC’s next annual meeting of shareholders.

Bluegreen’s Amended and Restated Bylaws provide that any vacancy occurring in the board of directors may be filled only by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors, or by a sole remaining director. A director elected or appointed to fill a vacancy will serve until the next election of directors by Bluegreen’s shareholders.

Removal of Directors

BFC’s Bylaws provide that any director or the entire board of directors of BFC may be removed, with or without cause, at a meeting of BFC’s shareholders called expressly for such purpose, by vote of the holders of shares representing a majority of the votes entitled to be cast on such removal.	Bluegreen’s Amended and Restated Bylaws provide that, at a meeting of the shareholders called for that purpose, a director may be removed from office only for “cause,” as defined under the MBCA, by the affirmative vote of a majority of the shares issued, outstanding and entitled to vote on the election of directors. At any meeting of the board of directors, any director may be removed from office for “cause” by vote of a majority of the directors then in office. A director may be removed for “cause” only after a reasonable notice and opportunity to be heard before the body proposing to remove such director.

Duties of Directors

The FBCA provides that all corporate powers will be exercised by or under the authority of the board of directors. The FBCA requires that a director shall discharge his or her duties as a director, including his or her duties as a member of a committee in good faith, with the care an ordinarily prudent person in a like position would exercise under the circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation.

The FBCA further provides that in discharging his or her duties, a director may consider such factors as the director deems relevant, including (i) the long-term prospects and interests of the corporation and its shareholders, (ii) the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation or its subsidiaries, (iii) the communities and society in which the corporation or its subsidiaries operate and (iv) the economy of the state and the nation.

Under the MBCA, a Massachusetts director is required to discharge his or her duties (i) in good faith, (ii) with the care that a person in a like position would reasonably believe appropriate under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation.

In determining what the director reasonably believes to be in the best interests of the corporation, directors are permitted to consider (i) the interests of the corporation’s employees, suppliers, creditors and customers, (ii) the economy of the state, region and nation, (iii) the community and societal considerations and (iv) the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Director Liability; Indemnification of Directors and Officers

The FBCA generally provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of or failure to perform those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

In addition, the FBCA provides that a Florida corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), because he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The FBCA further provides that a Florida corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not

As permitted by the MBCA, Bluegreen’s Restated Articles of Organization contain a provision which limits the personal liability of a director to Bluegreen or its shareholders for monetary damages for breach of his or her fiduciary duty of care as a director. Under current Massachusetts law, liability is not eliminated for (i) any breach of the director’s duty of loyalty to Bluegreen or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to certain provisions of the MBCA or (iv) any transaction from which the director derived an improper personal benefit. This provision does not eliminate a shareholder’s right to seek nonmonetary remedies, such as an injunction, rescission or other equitable remedy, to redress action taken by the directors. However, there may be instances in which no effective equitable remedy is available.

Bluegreen’s Restated Articles of Organization also requires Bluegreen to indemnify any person who is or was a director or officer of Bluegreen and each person who is or was serving as a director or officer of another organization in which Bluegreen directly or indirectly owns shares or of which Bluegreen is directly or indirectly a creditor against all liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in settlement or as fines and penalties and counsel fees and disbursements reasonably incurred by him or her in connection with the defense or disposition of, or otherwise in connection with or resulting from, any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while in office or thereafter, by reason of his being or having been such a director or officer or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which he or she shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of Bluegreen.

exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under the FBCA, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

BFC’s Amended and Restated Articles of Incorporation and Bylaws contain indemnification provisions substantially similar to the above-described provisions of the FBCA relating to indemnification. In addition, BFC carries insurance permitted by applicable Florida law on behalf of directors, officers, employees and agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC.

In addition, applicable Massachusetts law provides that officers and directors of a Massachusetts corporation may receive indemnification from the corporation for actual or threatened lawsuits, except that indemnification may not be provided for any person with respect to any matter to which such person has been adjudicated not to have acted in good faith in the reasonable belief that such person’s action was in the best interest of the corporation or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Massachusetts law further provides that a corporation may purchase insurance providing indemnification for its officers and directors, whether or not the corporation would have the power to indemnify them against liability under the provisions of Massachusetts law. Bluegreen currently maintains such insurance.

Special Meetings of Shareholders
BFC’s Bylaws provide that special meetings of BFC’s shareholders may be held when directed by the president or the board of directors or when requested in writing by the holders of shares representing not less than ten percent of the votes entitled to be cast at the meeting. A special meeting requested by shareholders will be called for a date not less than ten nor more than sixty days after the request is made, unless (in the case of the sixty-day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the ten-day minimum) the number of shareholders constituting a quorum waive the minimum notice period. The call for the meeting will be issued by BFC’s Secretary, unless BFC’s President, board of directors or the shareholders requesting the meeting designate another person to do so.	Bluegreen’s Amended and Restated Bylaws provide that special meetings of Bluegreen’s shareholders may be held when directed by Bluegreen’s President or board of directors, or when requested in writing by the holders of not less than twenty-five percent of all the shares entitled to vote at the meeting.

Shareholder Proposals and Nominations

Under BFC’s Bylaws, a shareholder entitled to vote at an annual meeting of shareholders may propose business to be brought before such meeting if the shareholder has delivered written notice to BFC’s Secretary (containing certain information specified in BFC’s Bylaws about the shareholder and the proposed action) not less than 90 or more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. However, if the date of BFC’s annual meeting of shareholders changes by more than 30 days from the date of the preceding year’s annual meeting of shareholders, written notice of the proposed business must be received by BFC within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting of shareholders. In addition, any shareholder who wishes to submit a nomination to the board of directors must deliver written notice of the nomination within the applicable time period set forth above and comply with the information requirements in BFC’s Bylaws relating to shareholder nominations. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in BFC’s proxy material for a shareholder meeting.	Neither Bluegreen’s Restated Articles of Organization nor Bluegreen’s Amended and Restated Bylaws contain any restrictions on nominations for directors by shareholders or require any advance notice for nominations or other business to be properly brought by a shareholder before an annual meeting of shareholders.

Corporate Transactions

The FBCA generally provides that unless a corporation’s articles of incorporation or bylaws require a greater vote, mergers or share exchanges on which shareholders are entitled to vote (which is generally only in the event the corporation is the acquired entity in the merger or share exchange) must be approved by a vote of the holders of a majority of all outstanding shares of each class entitled to vote on the transaction under the FBCA. The FBCA further provides that unless a corporation’s articles of incorporation or bylaws require a greater vote, sales of substantially all the assets of the corporation must be approved by a vote of the holders of a majority of all outstanding shares without reference to class.

BFC’s Amended and Restated Articles of Incorporation require that any merger, consolidation or other acquisition and any sale, lease or transfer of all or substantially all of the assets of BFC be approved by the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the transaction; provided, however, that if any such transaction is recommended to BFC’s shareholders by at least two-thirds of the members of BFC’s board of directors, then the transaction will be approved upon the affirmative vote of a holders of shares representing a simple majority of the votes entitled to be cast on the transaction.

Pursuant to the MBCA, a plan of merger or share exchange requires adoption by the board of directors and the affirmative vote of two-thirds of all the shares entitled to vote generally on the matter. Additionally, in certain cases, the plan of merger or share exchange may require the affirmative vote of two-thirds of all of the shares of a class or series of shares voting as a separate voting group. Approval by a corporation’s shareholders of a plan of merger or share exchange is not required if: (i) the corporation will survive the merger or is the acquiring corporation in a share exchange; (ii) the corporation’s articles of organization will not be changed except for amendments by the board of directors that do not require shareholder approval; (iii) each shareholders of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations, and relative rights, immediately after the effective date of the merger or share exchange; and (iv) the number of shares to be issued in connection with the merger does not exceed 20% of the shares of the corporation of the same class or series outstanding prior to the merger. In addition, no shareholder vote is required if a domestic parent corporation that owns at least 90% of the voting power of the outstanding shares entitled to vote on the matter of a subsidiary merges with such subsidiary.

State Antitakeover Statutes

The FBCA provides that the voting rights to be accorded “control shares,” as defined below, of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the control shares will be granted any voting rights. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of

Massachusetts has adopted a “Business Combination” statute. In general, a Massachusetts corporation is prohibited from engaging in certain business combinations (defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities as well as certain other transactions) with an interested shareholder (defined by the statute to include holders of 5% or more of the outstanding stock of the corporation and holders of 15% or more of the outstanding stock of the corporation for such persons eligible to file Schedule 13Gs with the SEC) for a period of three years following the date that such shareholder became an interested shareholder, except under certain circumstances, which include (i) approval by the board of directors of the business combination or the transaction which resulted in the shareholder the corporation’s voting securities; (ii)

33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

The FBCA also provides that, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of a corporation (referred to as an “interested person”), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if (i) a majority of the disinterested directors has approved the interested person transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement, (iv) the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, the corporation is an investment company registered under the Investment Company Act of 1940 or (v) the consideration holders of the stock will receive of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

becoming an interested shareholder prior to the time the shareholder became an interested shareholder (ii) subsequent approval of the business combination by the board of directors and by a vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder or (iii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 90% of the voting stock of the corporation (excluding stock held by certain affiliates of the corporation and shares owned by employee stock plans). Massachusetts corporations may “opt out” of this statute by electing to do so in its articles of organization or bylaws. Bluegreen has not opted out of this statute.

Massachusetts has also adopted a “Control Share Acquisition” statute. In general, any person who makes an offer to acquire, or acquires, shares of stock of a Massachusetts corporation that, when combined with shares already owned, would increase such person’s ownership to at least 20%, 33-1/3% or a majority of the voting stock of such corporation, must obtain the approval of a majority of shares held by all shareholders, excluding shares held by such person and the inside directors and officers of the corporation, in order to vote the shares acquired within 90 days before or after the acquisition. Massachusetts corporations may “opt out” of this statute by electing to do so in its articles of organization or bylaws. Bluegreen has opted out of this statute by virtue of a provision to that effect in its Amended and Restated Bylaws.

Appraisal/Dissenters Rights

The FBCA provides that appraisal rights are available in connection with (i) the consummation of a conversion or plan of merger that requires a shareholder vote under the FBCA or a short-form merger with respect to the subsidiary in such merger, (ii) consummation of a share exchange under which the corporation’s shares will be acquired that requires a shareholder vote under the FBCA, (iii) a sale or exchange of all or substantially all of the assets of a corporation upon which shareholders are entitled to vote under the FBCA, (iv) an amendment to the corporation’s articles of incorporation if the shareholder is entitled to vote on the amendment under the FBCA and if the amendment may adversely affect the rights or preferences of the shareholder and (v) any other corporate action, if and to the extent the corporation’s articles of incorporation provide that a shareholder is entitled to dissent and obtain payment for his, her or its shares.

In addition, the FBCA states that unless otherwise provided in the articles of incorporation, no appraisal rights are available in connection with a conversion, plan of merger, share exchange or a proposed sale or exchange of property to holders of shares of any class or series of stock of a corporation that is listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 shareholders and having a market value of at least $10,000,000. However, the FBCA provides that appraisal rights are available if, among other things, (i) the corporation’s shareholders are required to accept for their shares any consideration other than cash or shares of any corporation or entity that satisfies the standards set forth in the preceding sentence, (ii) the corporation’s shares are being acquired by or converted by a person or an affiliate of a person who is, or at any time in the one-year period preceding the corporation’s board of directors’ approval of the corporate action giving rise to the appraisal rights was, the beneficial owner of 20% or more of the voting power of the corporation, excluding shares acquired pursuant to certain offers for all voting shares of the corporation or (iii) the corporation’s shares are being acquired or converted by a person or an affiliate of a person who has, or at any time during the one-year period preceding the corporation’s board of directors’ approval of the corporate action giving rise to the appraisal rights had, the power to appoint or elect 25% or more of the board of directors of the corporation.

The MBCA provides that dissenters’ right of appraisal are only available in connection with (i) mergers if shareholder approval is required or if the corporation is a subsidiary that is merged with its parent, unless shareholders receive only cash or marketable securities as consideration, so long as no director, officer or controlling shareholder has a direct or indirect financial interest in the merger other than in their capacities as such, (ii) share exchanges to which the corporation is a party as the corporation whose shares will be acquired and the shares being received are not marketable securities, so long as no director, officer or controlling shareholder has a direct or indirect financial interest in the share exchange other than in their capacities as such; (iii) sales of substantially all of the assets (other than certain redemptions, dissolutions, liquidations and court-ordered sales), (iv) certain amendments to the articles of organization that materially and adversely affect rights in respect of a dissenter’s shares and (v) certain corporate conversions.

See “The Merger — Appraisal Rights” and the appraisal rights statutes of the MBCA attached as Annex F hereto for additional information regarding shareholders rights to appraisal under the MBCA.

Neither BFC’s Amended and Restated Articles of Incorporation nor Bylaws, in each case as presently in effect and proposed to be amended in connection with the merger, alters any of these requirements under the FBCA.

Amendment of Articles of Incorporation (Articles of Organization)

The amendment of a Florida corporation’s articles of incorporation generally requires the approval of BFC’s board of directors and, subject to certain limited exceptions, BFC’s shareholders. Under the FBCA, an amendment will receive the requisite shareholder approval, if any, if the votes cast in favor of the amendment exceed the votes cast opposing the amendment, except in the case the amendment would create appraisal rights, in which case the amendment would require the approval of holders of shares representing a majority of the votes entitled to be cast on the amendment. In certain cases, an amendment may also require the separate approval of holders of a class or series of shares. See “Information About BFC — Description of Capital Stock.”

In addition to the requirements under the FBCA, BFC’s Amended and Restated Articles of Incorporation require an amendment to be approved by the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the amendment; provided, however, that if the amendment is recommended to BFC’s shareholders by at least two-thirds of the members of the board of directors of BFC, then such amendment will be approved upon the affirmative vote of holders of shares representing a simple majority of the votes entitled to be cast on the amendment.

The amendment of Bluegreen’s Restated Articles of Organization is governed by the MBCA, which, subject to certain limited exceptions, requires the approval of the board of directors and the affirmative vote of the holders of at least two-thirds of Bluegreen’s outstanding Common Stock.

Amendments may be made with the approval of solely holders of a majority of a corporation’s outstanding shares in connection with (i) an increase or reduction in the authorized shares of any class or series of the corporation’s capital stock, (ii) a change in the corporation’s authorized shares into a different number of shares or the exchange thereof pro rata for a different number of shares of the same class or series or (iii) a change of the corporation’s name. In certain cases, an amendment may also require the affirmative vote of holders of the shares of a class or series of shares, voting as a separate voting group.

Amendment of Bylaws

The FBCA provides that the directors of a Florida corporation may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or the FBCA reserve the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders, or the shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board may not amend or repeal the bylaws or that bylaw provision. The FBCA further provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

BFC’s Amended and Restated Articles of Incorporation and Bylaws provide that the board of directors has the power to adopt, amend or repeal the Bylaws; provided, however that the board of directors may not amend or repeal any bylaw adopted by shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the board of directors.

Pursuant to the MBCA, the power to make, amend or repeal bylaws shall be vested in the shareholders, unless the board of directors is otherwise authorized to do so pursuant to the articles of organization. Bluegreen’s Restated Articles of Organization authorize Bluegreen’s board of directors to make, amend or repeal any provision of Bluegreen’s Amended and Restated Bylaws other than provisions which by law, by Bluegreen’s Restated Articles of Organization or by Bluegreen’s Amended and Restated Bylaws themselves requires action by Bluegreen’s shareholders.

BFC SPECIAL MEETING PROPOSAL NO. 2 — APPROVAL OF REVERSE STOCK SPLIT

The following summary of the reverse stock split to be voted upon at the BFC special meeting describes certain material terms of the reverse stock split and is qualified in its entirety to by reference to the Form of Second Amended and Restated Articles of Incorporation, which is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the reverse stock split that is important to BFC’s shareholders, who are encouraged to read the provisions of the Second Amended and Restated Articles of Incorporation related to the reverse stock split in their entirety.

General

As described above, the closing of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. In connection with such requirement, it is contemplated that, immediately prior to the effective time of the merger, BFC will need to effect a reverse stock split in order to meet applicable listing requirements. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

As a result of the reverse stock split, each              shares of BFC’s Class A Common Stock outstanding immediately prior to the effective time of the merger will be converted into one share of BFC’s Class A Common Stock, and each              shares of the BFC’s Class B Common Stock outstanding immediately prior to the effective time of the merger will be converted into one share of Class B Common Stock.

Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. Accordingly, no shareholder will be “cashed out” as a result of the reverse stock split. The reverse stock split is not the first step of, or otherwise in anticipation of, a Rule 13(e)(3) “going private” transaction.

No Impact on Proportionate Equity Interests or Voting Rights

The reverse stock split will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC or the par value of BFC’s Class A Common Stock or Class B Common Stock, which in each case will remain unchanged at $0.01 per share.

No Change to Authorized Shares

BFC’s Amended and Restated Articles of Incorporation presently authorize the issuance of a total of 150,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock. As of             , 2012, BFC had issued and outstanding              shares of Class A Common Stock and              shares of Class B Common Stock, each of which is convertible at any time on a share-for-share basis into Class A Common Stock (subject to certain limited exceptions with respect to the shares of Class B Common Stock held by John E. Abdo), and an aggregate of              shares of Class A Common Stock and Class B Common Stock were reserved for issuance upon the exercise of outstanding stock options. As a result, after giving effect to the reverse stock split, BFC will have issued and outstanding, or reserved for issuance, a total of              shares of Class A Common Stock.

Assuming no Bluegreen shareholders exercise appraisal rights, it is expected that BFC will issue approximately              shares of Class A Common Stock in the merger, after giving effect to the reverse stock split. In order to allow for the issuance of these shares and to provide BFC with the flexibility to consider potential future actions which involve the issuance of its securities, including public or private stock offerings, acquisitions, stock-based compensation, stock dividends or distributions or other corporate purposes which may be identified in the future by its board of directors, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively.

While BFC has and will continue to evaluate the advisability of stock offerings and other future actions involving the issuance of its securities in the future, other than with respect to the merger, BFC currently has no agreements relating to the issuance of any shares of its Class A Common Stock or Class B Common Stock. Subject to certain limited exceptions, shareholder approval will not be required prior to the issuance in the future of shares of BFC’s Class A Common Stock and, unless shareholder approval is required by applicable law, rule or regulation, BFC does not anticipate seeking the approval of its shareholders in connection with any such future issuances.

The fact that the number of authorized shares of BFC’s Class A Common Stock and Class B Common Stock will not be adjusted in connection with the reverse stock split is not intended to have an anti-takeover effect. However, the issuance of shares of BFC’s Class A Common Stock, which, as described above, has relatively less voting power than BFC’s Class B Common Stock, could have the effect of enabling existing management and shareholders, including Alan B. Levan and John E. Abdo and entities controlled by them, to retain substantially their current relative voting power without the dilution which would be experienced if additional shares of Class B Common Stock were issued. Future issuances of BFC’s Class A Common Stock would have the effect of diluting the voting rights of existing holders of such stock and could have the effect of diluting earnings per share and book value per share of all existing shareholders. Further, in the event that a stock dividend payable in shares of BFC’s Class A Common Stock was declared on BFC’s Class B Common Stock, the recipient could dispose of shares of Class A Common Stock without significantly affecting its voting power. In addition, existing holders of BFC’s Class B Common Stock, including Messrs. Levan and Abdo and entities controlled by them, will have the ability to continue to exercise voting control over BFC even if BFC was to raise additional capital through the issuance of shares of Class A Common Stock. This may further limit the circumstances in which a sale or transfer of control of BFC could be consummated on terms which are not acceptable to management, including Messrs. Levan or Abdo. However, it should be noted that a sale, contested merger, assumption of control by an outside principal shareholder or the removal of incumbent directors would at the present time be impossible without the concurrence of Messrs. Levan and Abdo, given their collective ownership position in BFC. See “Information About BFC — Description of Capital Stock” for additional information regarding matters, including BFC’s shareholder rights plan and provisions of BFC’s Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and the Florida Business Corporation Act, which could have anti-takeover effects with respect to BFC.

Ratable Adjustment of Merger Consideration

The consideration to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split. As a result, each Bluegreen shareholder (other than BFC and shareholders who exercise and perfect their appraisal rights) will receive in the merger, with respect to each share of Bluegreen’s Common Stock that they hold at the effective time of the merger,              shares of BFC’s Class A Common Stock, after giving effect to the reverse stock split.

Other Ratable Adjustments

BFC’s Amended and Restated Articles of Incorporation currently provide that (i) BFC’s Class B Common Stock is entitled to the number of votes per share which represent in the aggregate 78% of the total voting power of BFC’s Class A Common Stock and Class B Common Stock and (ii) for this fixed voting percentage to remain in effect until the total number of outstanding shares of Class B Common Stock falls below 1,800,000 shares, after which time, subject to the further adjustments described below, BFC’s Class B Common Stock will hold a voting percentage equal to 60% and BFC’s Class A Common Stock will hold a voting percentage equal to the remaining 40%. BFC’s Amended and Restated Articles of Incorporation further currently provide that, if the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,400,000 shares but is greater than 500,000 shares, then BFC’s Class B Common Stock will hold a voting percentage equal to 47% and BFC’s Class A Common Stock will hold a voting percentage equal to the remaining 53%, and if the total number of outstanding shares of BFC’s Class B Common Stock falls below 500,000 shares, then the fixed voting percentages will be eliminated and each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote. Each of the above-described share thresholds will be ratably reduced in connection with the reverse stock split.

In addition, the number of shares of BFC’s Class A Common Stock and Class B Common Stock available for issuance under BFC’s equity compensation plans and the number of shares of BFC’s Class A Common Stock underlying stock options and other instruments exercisable for, or convertible into, shares of Class A Common Stock will also be ratably decreased in connection with the reverse stock split.

Effecting the Reverse Stock Split; Second Amended and Restated Articles of Incorporation

It is expected that BFC will file Second Amended and Restated Articles of Incorporation with the Florida Department of State for the purpose of effecting the reverse stock split (as required by the Florida Business Corporation Act), deleting certain historical provisions which are no longer applicable and restating its Articles of Incorporation, as so amended.

Vote Required for Approval

The reverse stock split will be approved if BFC receives the affirmative vote of the holders of a majority of the votes entitled to be cast on the proposal by holders of its Class A Common Stock and Class B Common Stock, voting together as one class, and the affirmative vote of holders of a majority of the shares of BFC’s Class B Common Stock outstanding at the close of business on the record date, voting as a separate class.

THE BOARD OF DIRECTORS OF BFC RECOMMENDS THAT BFC’S SHAREHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT.

INFORMATION ABOUT BFC

Certain of the information contained within this “Information About BFC” section has been derived or excerpted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 30, 2012, and Amendment No. 1 to BFC’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on April 18, 2012. Unless stated to the contrary or the context otherwise requires, references to the “Company,” “we,” “us,”“our,” and “BFC” within this “Information About BFC” section refer to BFC Financial Corporation and its consolidated subsidiaries.

BUSINESS

Overview

BFC is a holding company whose principal holdings include controlling interests in BankAtlantic Bancorp and its subsidiaries, and Bluegreen Corporation and its subsidiaries, and a non-controlling interest in Benihana. BFC also holds interests in other investments and subsidiaries as described herein. As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” subject to examination and regulation by the Federal Reserve. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the Federal Reserve succeeded to the supervisory authority previously held by the OTS.

As a holding company with controlling positions in BankAtlantic Bancorp and Bluegreen, generally accepted accounting principles require the consolidation of the financial results of both entities. As a consequence, the assets and liabilities of both entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Bluegreen as well as other consolidated entities, including our wholly owned subsidiary, Woodbridge Holdings LLC, are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities. At December 31, 2011, BFC had an approximately 53% ownership interest and 75% voting interest in BankAtlantic Bancorp. In addition, BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s common stock.

As of December 31, 2011, we had total consolidated assets of approximately $4.8 billion and shareholders’ equity attributable to BFC of approximately $119.7 million. Net loss attributable to BFC was approximately $11.3 million and $103.8 million for the years ended December 31, 2011 and 2010, respectively. In 2009, net income attributable to BFC was approximately $27.3 million. For additional information, see the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BFC’s consolidated financial statements included in this joint proxy statement/prospectus.

BFC’s business strategy has been to invest in and acquire businesses in diverse industries, either directly or through controlled subsidiaries and to provide strategic support to its existing subsidiaries and investments. For additional information regarding the strategic activities taken by BFC during the past three years, see the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

BFC’s corporate website is www.bfcfinancial.com. BFC’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available free of charge through BFC’s website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. BFC’s website and the information contained on or connected to it are not incorporated into this joint proxy statement/prospectus.

Recent Events

BFC and Bluegreen Merger Agreement — On November 11, 2011, BFC and Bluegreen entered into the merger agreement described throughout this joint proxy statement/prospectus.

BankAtlantic Bancorp and BankAtlantic — BankAtlantic Bancorp has entered into a definitive agreement to sell BankAtlantic to BB&T. See “Financial Services — Recent Events” below for further information regarding the proposed sale of BankAtlantic.

Bluegreen Communities — On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar. The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash plus certain contingent payment amounts. Bluegreen Communities is accounted for in BFC’s consolidated financial statements included in this joint proxy statement/prospectus as a discontinued operation for all periods subsequent to November 16, 2009, the date on which BFC acquired a controlling interest in Bluegreen. See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen” for further information regarding the proposed transaction.

Regulatory Commitment — BFC, on a parent company only basis, had previously committed that it would not, without the prior written non-objection of the OTS, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or, to the extent applicable to BFC, in connection with BankAtlantic’s compliance requirements under its Cease and Desist Order described below; (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, the OTS advised BFC that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity, or (ii) make dividend payments on its preferred stock, in each case without the prior written non-objection of the OTS. On July 21, 2011, BFC made a formal request to the Federal Reserve, which now has the supervisory authority previously held by the OTS, for a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for the quarter ended September 30, 2011. BFC subsequently received a written non-objection from the Federal Reserve with respect to such dividend payment. BFC’s Board of Directors declared the $187,500 dividend payable with respect to its outstanding preferred stock for the quarter ended December 31, 2011, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in BFC’s consolidated statement of financial condition as of December 31, 2011. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve and it is anticipated that BFC will also be released from the other regulatory commitments and restrictions described above.

Business Segments

The Company’s business activities currently consist of (i) Real Estate and Other Activities and (ii) Financial Services. We currently report the results of our business activities through five segments. Three of the segments relate to our Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts. Our other two segments — BankAtlantic and BankAtlantic Bancorp Parent Company — relate to our Financial Services business activities and include BankAtlantic Bancorp’s results of operations. As described above, Bluegreen’s board of directors made a determination during June 2011 to seek to sell Bluegreen Communities, or all, or substantially all of its assets. As a consequence, Bluegreen Communities, which previously was a separate reporting segment within Real estate and Other Assets, is accounted for in BFC’s consolidated financial statements as a discontinued operation for all periods subsequent to November 16, 2009, the date on which we acquired a controlling interest in Bluegreen, and Bluegreen Communities has ceased to be a separate reporting segment of BFC.

The presentation and allocation of the assets, liabilities and results of operations of each segment may not reflect the actual economic costs of the segment as a stand-alone business. If a different basis of allocation were utilized, the relative contributions of the segment might differ but, in management’s view, the relative trends in segments would not likely be impacted. See also the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 30 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for a discussion of trends, results of operations, and other relevant information on each segment.

Real Estate and Other Activities

Our Real Estate and Other Activities include three business segments: BFC Activities, Real Estate Operations and Bluegreen Resorts. We previously reported Bluegreen’s business activities through two segments, Bluegreen Resorts and Bluegreen Communities. As described above, Bluegreen Communities is now accounted for as a discontinued operation and has ceased to be a separate reporting segment.

BFC Activities

The BFC Activities segment consists of BFC operations, our investment in Benihana, and the other activities described below, including Woodbridge’s operations unrelated to real estate.

BFC Operations. BFC operations primarily consist of our corporate overhead and general and administrative expenses, including the expenses of Woodbridge, the financial results of a venture partnership that BFC controls and other equity investments, as well as income and expenses associated with BFC’s shared service operations which provides human resources, risk management, investor relations and executive office administration services to BankAtlantic Bancorp and Bluegreen. This segment also includes investments made by our wholly owned subsidiary, BFC/CCC, Inc. (“BFC/CCC”).

Investment in Benihana. Benihana is a NASDAQ-listed company which historically had two listed classes of common shares; Common Stock (BNHN) and Class A Common Stock (BNHNA). During 2004, BFC purchased 800,000 shares of Series B Convertible Preferred Stock of Benihana for $25.00 per share. Prior to conversion of the preferred shares, BFC received quarterly dividends on the preferred shares at an annual rate equal to 5% or $1.25 per share, payable on the last date of each calendar quarter. During May and July 2011, BFC converted an aggregate of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. In October 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification proposal was approved by Benihana’s shareholders on November 17, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana. At December 31, 2011, the estimated fair value of our investment in Benihana’s Common Stock of approximately $16.2 million was based on the closing price of Benihana’s Common Stock on the NASDAQ on December 31, 2011 of $10.23 per share.

Other Operations. This segment includes the activities of Snapper Creek Equity Management, LLC, and certain other investments and operations of Woodbridge unrelated to real estate, including an investment in Pizza Fusion Holdings, Inc. (“Pizza Fusion”), a restaurant operator and franchisor engaged in the quick service and organic food industries. Woodbridge has an equity interest representing approximately 41% of Pizza Fusion. The investment previously included all of the outstanding shares of Pizza Fusion’s Series B Convertible Preferred Stock. Pizza Fusion’s Series B Convertible Preferred Stock was entitled to special voting rights, including the right, if desired, to elect a majority of Pizza Fusion’s board of directors. During December 2011, Pizza Fusion effected a stock reclassification pursuant to which each share of Pizza Fusion’s Series A and Series B Convertible Preferred Stock automatically converted into one share of Pizza Fusion’s common stock. As a result,

Woodbridge is no longer deemed to have a controlling interest in Pizza Fusion and, under the applicable accounting guidance for business combinations, the financial statements of Pizza Fusion were deconsolidated as of December 31, 2011. In connection with such deconsolidation, the Company recognized a $615,000 loss on investment in subsidiary. Prior to 2011, Pizza Fusion was determined to be a variable interest entity (“VIE”) under the provisions of the accounting guidance for VIEs, and the operating results of Pizza Fusion were consolidated into BFC.

Prior to obtaining a controlling interest in Bluegreen on November 16, 2009, we accounted for our investment in Bluegreen under the equity method of accounting and our interest in Bluegreen’s earnings or losses was included in BFC Activities.

Real Estate Operations

The Real Estate Operations segment includes the real estate operations of Woodbridge and the subsidiaries through which Woodbridge historically conducted its real estate business activities. These activities were concentrated in Florida and South Carolina and included the development and sale of land, the construction and sale of single family homes and townhomes and the leasing of commercial properties through Core Communities, LLC (“Core” or “Core Communities”) prior to its liquidation in 2010. The Real Estate Operations segment also included the operations of Carolina Oak, which engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008 and Cypress Creek Holdings, LLC (“Cypress Creek Holdings”), which engaged in leasing activities. The operations of Levitt and Sons, LLC, a former wholly owned subsidiary of Woodbridge (“Levitt and Sons”), were also included in the Real Estate Operations segment prior to the deconsolidation of Levitt and Sons during November 2007.

Core Communities. Historically, the activities of Core Communities focused on the development of a master-planned community in Port St. Lucie, Florida called Tradition, Florida and a community outside of Hardeeville, South Carolina called Tradition Hilton Head. In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with the various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of properties in Florida and South Carolina which served as collateral under mortgage loans totaling approximately $113.9 million. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the real property owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In turn, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In accordance with the accounting guidance for consolidation, Woodbridge recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s consolidated statement of financial condition as of December 31, 2010, and the deferred gain on settlement of investment in subsidiary was recognized into income during the first quarter of 2011.

Approximately $27.2 million of the $113.9 million of mortgage loans described above was collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at December 31, 2010 and was subject to separate foreclosure proceedings. The foreclosure proceedings relating to this property were completed on November 3, 2011 and, in accordance with the applicable accounting guidance, the Company recorded an $11.6 million gain on extinguishment of debt during the fourth quarter of 2011.

In December 2010, Core and one of its subsidiaries entered into agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with the applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and a $13.0 million gain on debt extinguishment was recognized in BFC’s consolidated statement of operations for the year ended December 31, 2010.

On June 10, 2010, Core sold its two commercial leasing projects (sometimes hereinafter referred to as the “Projects”) for approximately $75.4 million. As a result of the sale, Core realized a gain on sale of discontinued operations of approximately $2.6 million in the second quarter of 2010. The sale resulted in net cash proceeds to Core of approximately $1.5 million. See Note 5 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for further information regarding the Projects.

Carolina Oak. In 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC). As a result of the significant challenges faced during 2009, Woodbridge made the decision to cease all activities at Carolina Oak. In the fourth quarter of 2009, the inventory of real estate at Carolina Oak was reviewed for impairment and a $16.7 million impairment charge was recorded to adjust the carrying amount of Carolina Oak’s inventory to its fair value of $10.8 million.

Woodbridge was the obligor under a $37.2 million loan collateralized by the Carolina Oak property. During 2009, the lender declared the loan to be in default and filed an action for foreclosure. On April 26, 2011, a settlement agreement was entered into to resolve the disputes and ligation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. In accordance with the applicable accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of December 31, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of a foreclosure proceeding or April 25, 2012.

Cypress Creek Holdings. Cypress Creek Holdings owned an 80,000 square foot office building in Fort Lauderdale, Florida. As of December 31, 2011, the building, which had an estimated carrying value of approximately $6.4 million, served as collateral for an approximately $11.2 million mortgage loan. For the year ended December 31, 2010 and 2009, BFC recognized impairment charges related to the office building of $3.9 million and $4.3 million, respectively.

The building was previously 50% occupied by an unaffiliated third party pursuant to a lease which expired in March 2010. The tenant opted not to renew the lease and vacated the space as of March 31, 2010. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building and in December 2011, Cypress Creek Holdings signed a letter of intent for the sale of the building and as a result, Cypress Creek Holdings results of operations are reported as a discontinued operation in the Company’s consolidated financial statements and its assets are classified as assets held for sale. During January 2012, the building was sold for approximately $10.8 million. At closing, the Company paid $668,000, which together with the $10.8 million purchase price paid by the purchaser, was paid to the lender in full satisfaction of the loan. The Company will recognize a gain of approximately $4.6 million during the first quarter of 2012.

Levitt and Sons. Levitt and Sons was a developer of single family homes and town home communities for active adults and families in Florida, Georgia, Tennessee and South Carolina. As a result of deteriorating economic conditions, increased inventory levels combined with weakened consumer demand for housing and tightened credit requirements, Levitt and Sons experienced decreased orders, decreased margins and increased cancellation rates on homes in backlog. On November 9, 2007 (the “Petition Date”), Levitt and Sons and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, BFC deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations from its financial results of operations. As a result of the deconsolidation of Levitt and Sons, BFC recorded its interest in Levitt and Sons under the cost method of accounting. During June 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors appointed in the Chapter 11 Cases (the “Joint Committee”). Pursuant to the Settlement Agreement, as it was subsequently amended, Woodbridge agreed to (i) pay $8 million to the Debtors’ bankruptcy estates (sometimes referred to herein as the “Debtors’ Estate”), (ii) place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction, (iii) make a $300,000 payment to a deposit holders fund and (iv) share a percentage of any tax refund attributable to periods prior to the bankruptcy with the Debtors’ Estate. In addition, Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including administrative expense claims through July 2008, and the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. On February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the Bankruptcy Court’s order was filed by any party, and the settlement was consummated on March 3, 2009, at which time payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. Under the cost method of accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement), was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. In the fourth quarter of 2009, BFC accrued approximately $10.7 million representing the portion of a tax refund to which the Debtors’ Estate is entitled pursuant to the Settlement Agreement. As a result, the gain on settlement of investment in subsidiary for the year ended December 31, 2009 was $29.7 million. Additionally, in the second quarter of 2010, BFC increased the $10.7 million accrual by approximately $1.0 million, representing the portion of an additional tax refund that was received during the fourth quarter of 2011. As of December 31, 2011, we have placed into escrow approximately $11.7 million representing the portion of the tax refund which is payable to the Debtors’ Estate under the Settlement Agreement. This amount is included as restricted cash in BFC’s consolidated statements of financial condition.

Bluegreen Resorts

BFC’s Real Estate and Other business activities also include the operations of Bluegreen Resorts, the operating segment of Bluegreen which is engaged in the vacation ownership industry. Bluegreen’s results of operations since November 16, 2009, the date on which we acquired a controlling interest in Bluegreen, are consolidated into BFC’s financial statements. The only assets available to BFC from Bluegreen are dividends when and if declared and paid by Bluegreen. For detailed information regarding Bluegreen’s business, see the sections of this joint proxy statement/prospectus entitled “Information About Bluegreen — Business” and “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business

(BankAtlantic Bancorp)

Financial Services

BFC’s Financial Services business activities are comprised of the operations of BankAtlantic Bancorp. BankAtlantic Bancorp presents its results in two reportable segments and its results of operations are consolidated with BFC. The only assets available to BFC from BankAtlantic Bancorp are dividends when and if declared and paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following discussion regarding BankAtlantic Bancorp’s business which was included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 30, 2012. In addition, the discussions under “Competition” and “Regulation” below, to the extent they relate to BankAtlantic Bancorp, were prepared by BankAtlantic Bancorp’s management and included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011. Unless stated to the contrary or the context otherwise requires, references to the “Company”, “we”, “us” or “our” in such discussions are references to BankAtlantic Bancorp and its subsidiaries, references to the “Parent Company” are references to BankAtlantic Bancorp, at its parent company level, and none of the foregoing are references to BFC or Bluegreen. For additional information regarding BankAtlantic Bancorp, see the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

BankAtlantic Bancorp is a Florida-based bank holding company and owns BankAtlantic and its subsidiaries. BankAtlantic provides a full line of products and services encompassing retail and business banking. Detailed operating financial information is discussed in the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 30 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus.

As of December 31, 2011, BankAtlantic Bancorp had consolidated total assets of approximately $3.7 billion.

Recent Events

The Parent Company on November 1, 2011 entered into a definitive agreement (“Agreement”) to sell BankAtlantic to BB&T Corporation (“BB&T”).

Under the terms and conditions of the Agreement, as entered into on November 1, 2011, BankAtlantic was to distribute to the Parent Company a wholly owned subsidiary, Retained Assets, LLC, into which it would contribute certain performing and non-performing loans and tax certificates, real estate owned and related reserves as well as previously written off assets identified in the Agreement that were recorded on the Consolidated Statement of Financial Condition of BankAtlantic at approximately $623.6 million as of September 30, 2011. Further, the Agreement, as entered into on November 1, 2011, required that the Parent Company fund amounts necessary to pay the outstanding deferred interest on the Parent Company’s trust preferred securities (“TruPs”) through closing, but did not provide for the assumption by BB&T of any obligations with respect to the Parent Company’s outstanding TruPs.

Following the initial announcement of the Agreement on November 1, 2011, purported holders of direct or indirect interests in the Parent Company’s TruPs filed an action in the Court of Chancery of the State of Delaware, and certain of the trustees under the indentures underlying the TruPs sent notices of default or joined in the action, seeking a declaration that the transaction contemplated by the November 1, 2011 Agreement violated certain covenants contained in the TruPs indentures and that the assumption of the TruPs by BB&T was required. On February 27, 2012, the Court of Chancery of the State of Delaware entered an injunction prohibiting the sale of BankAtlantic pursuant to the terms of the November 1, 2011 Agreement.

Business

(BankAtlantic Bancorp)

Following the entry of the injunction, the Parent Company and BB&T entered into negotiations to revise the terms of the Agreement to provide for BB&T’s assumption of the TruPs. On March 13, 2012, the Parent Company and BB&T entered into an amendment to the Agreement (“Amendment” or “Transaction”) pursuant to which, among other things, BB&T agreed to assume the Parent Company’s approximately $285 million in principal amount of outstanding TruPs. The Parent Company remained obligated to pay at the closing of the transaction all interest accrued on the TruPs through closing, and the Parent Company agreed to pay or escrow certain legal fees and expenses with respect to the TruPs-related litigation.

Based on BB&T’s assumption of the Parent Company’s outstanding TruPs obligations, BB&T and the Parent Company agreed in the Amendment that certain of those assets originally contemplated to be distributed to the Parent Company in Retained Assets, LLC will now be distributed to another limited liability company, Newco, LLC, and that the balance of the assets, including approximately $175 million in commercial real estate nonaccrual loans and real estate owned (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012), will be distributed to the Parent Company in Retained Assets, LLC. Under the Amendment, immediately prior to the closing, BankAtlantic will contribute to Newco, LLC $424 million of loans and $17 million of real estate and other assets on a net basis (based on BankAtlantic’s book value gross of any reserves as of January 31, 2012), which are now held by BankAtlantic. At closing BB&T will receive a 95% preferred interest in the cash flows of Newco, LLC, which it will continue to hold until such time as it has recovered $285 million in preference amount plus a priority return of LIBOR plus 200 basis points per annum. At that time, BB&T’s interest in Newco, LLC will terminate, and the Parent Company, which will initially hold a 5% preferred interest in the cash flows of Newco, LLC, will thereafter be entitled to any and all residual cash flows. The assets held by Newco LLC are expected to be monetized over a period of up to seven years, or longer if BB&T’s preference amount is repaid within such seven-year period. Under the Amendment, the Parent Company agreed to provide BB&T with an unsecured guarantee of up to $35 million to further ensure the recovery within seven years of BB&T’s $285 million preference amount.

The cash consideration to be exchanged at the closing of the Transaction under the Agreement will reflect a deposit premium (estimated based on September 30, 2011 balances to be $300.9 million) to the closing net asset value of BankAtlantic. The estimated premium represents 9.05% of total deposits and 10.32% of non-CD deposits of BankAtlantic at September 30, 2011, and will be increased or decreased at closing by 10.32% of the amount by which the average daily closing balance of non-CD deposits during the ten business day period ending on the business day immediately preceding the closing exceeds or is less than $2.915 billion, provided that the premium will not exceed $315.9 million. At the closing, the sum of the premium and the net asset value of BankAtlantic, as calculated pursuant to the terms of the Agreement as of the closing after giving effect to the Retained Asset, LLC and Newco, LLC distributions, are to be paid in cash. If the sum is a positive number, it is to be paid by BB&T to the Parent Company. If the sum is a negative number, it is to be paid by the Parent Company to BB&T.

If the closing of the Transaction had occurred on December 31, 2011, based on financial data as of December 31, 2011 the Parent Company would have received cash of approximately $41 million under the terms of the Stock Purchase Agreement in connection with the consummation of the Transaction (without giving effect to the payment of the accrued interest on the trust preferred securities or the payment in escrow of the trustees’ legal fees and expenses with respect to the trust preferred-related litigation). However, the actual amount of cash to be received by the Parent Company upon consummation of the Transaction will be based upon the balance of non-CD deposits, the amount of cash proceeds generated by the assets to be contributed to Retained Assets, LLC and the results of operations of BankAtlantic as of and during the period through the closing date, and may be lower or higher than the amount that would have been received if the closing had occurred on December 31, 2011.

Business

(BankAtlantic Bancorp)

The transaction is anticipated to close during the second quarter of 2012; however, closing is subject to the parties’ receipt of all required regulatory approvals and certain closing conditions set forth in the agreement. In addition, during April 2012, a class action complaint was filed which seeks damages as well as declaratory and equitable relief, including an injunction against the transaction. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for further information regarding this litigation.

Following the closing of the Transaction, the Parent Company expects to focus its operations on managing the Retained Assets as well as approximately $73 million of commercial nonaccrual loans to be held by Newco, LLC as of January 31, 2012. The remainder of the Newco, LLC Assets will be managed by one or more independent servicers. The Parent Company will also continue to manage the assets held by its wholly owned asset workout subsidiary, which consists of approximately $20 million of loans and real estate owned as of December 31, 2011. The Parent Company’s operations with respect to the assets to be managed by it may include renewing, modifying, increasing, extending, refinancing and making protective advances with respect to the assets, subject to the terms of a servicing agreement to be entered into between the Parent Company and Newco, LLC in the case of the assets held by Newco, LLC. The Parent Company may also enter into real estate joint ventures, partnerships or other structures involving these assets or participate in the management of real estate development activities. In addition, based on the timing and volume of cash flows generated in connection with these assets, the Parent Company may, in the near-term, make short-term investments and, over time, engage in various specialty finance and investment activities.

However, the transaction between BB&T and the Parent Company may not be completed in the time frame indicated, on anticipated terms, or at all. The Parent Company’s and/or BankAtlantic’s business may be negatively affected by the pendency of the proposed transaction. See the risk factor captioned “The transaction between BB&T and the Parent Company may not be completed on a timely basis, on anticipated terms, or at all” in the section of this joint proxy statement/prospectus entitled “Risk Factors – Risks Related to BankAtlantic Bancorp and BankAtlantic” for a further discussion.

Cease and Desist Orders

On February 23, 2011, the Parent Company and BankAtlantic each entered into a Stipulation and Consent to Issuance of Order to Cease and Desist with the Office of Thrift Supervision (“OTS”), the Parent Company’s and BankAtlantic’s primary regulator on that date. The Parent Company and BankAtlantic were historically regulated and subject to regular examination by the Office of Thrift Supervision (“OTS”). Since July 21, 2011, the regulatory oversight of the Parent Company is under the Federal Reserve Bank (“FRB”) and the regulatory oversight of BankAtlantic is under the Office of the Comptroller of the Currency (“OCC”) as a result of the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Order to Cease and Desist to which the Parent Company is subject is referred to as the “Company Order,” the Order to Cease and Desist to which BankAtlantic is subject is referred to as the “Bank Order” and the Company Order and Bank Order are referred to collectively as the “Orders.” The OTS issued the Orders due to the Company’s losses over the past three years, high levels of classified assets and inadequate levels of capital based on BankAtlantic’s risk profile as determined by the OTS following its examination. The Parent Company is also required to ensure BankAtlantic’s compliance with the terms of the Bank Order as well as all applicable laws, rules, regulations and agency guidance.

Pursuant to the terms of the Bank Order, BankAtlantic is required to maintain a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. At December 31, 2011, BankAtlantic had a tier 1 (core) capital ratio of 8.22% and a total risk-based capital ratio of 15.15%. Under the terms of the Bank Order, BankAtlantic has revised certain of its plans, programs and policies and submitted to the OCC certain written plans, including a capital plan, a business plan and a plan to reduce BankAtlantic’s

Business

(BankAtlantic Bancorp)

delinquent loans and non-performing assets. If BankAtlantic fails to comply with the capital plan and/or fails to maintain the increased capital ratio requirements, or upon any written request from the OCC, BankAtlantic is required to submit a contingency plan, which must detail actions which BankAtlantic would, in its case, take to either merge with or be acquired by another banking institution. BankAtlantic will not be required to implement such contingency plan until such time as it receives written notification from the OCC to do so. In addition, the Bank Order requires BankAtlantic to limit its asset growth and restricts BankAtlantic from originating or purchasing new commercial real estate loans or entering into certain material agreements, in each case without receiving the prior written non-objection of the OCC. Separately, the OTS confirmed that it has no objection to BankAtlantic originating loans to facilitate the sale of certain assets or the renewal, extension or modification of existing commercial real estate loans, subject in each case to compliance with applicable regulations and bank policies. The Bank Order prohibits the payment of dividends and other distributions without the prior written non-objection of the OCC. The Orders also include certain restrictions on compensation paid to the senior executive officers of the Parent Company and BankAtlantic, and restrictions on agreements with affiliates.

In response to the higher capital requirements of the Bank Order, in the event the BB&T transaction is not consummated, the Parent Company and BankAtlantic may seek to issue the Company’s Class A Common Stock in public or private offerings, or adopt operating strategies to increase revenues and to reduce non-interest expenses, asset balances and non-performing loans. There can be no assurance that the Parent Company or BankAtlantic will be able to execute these or other strategies in order to maintain BankAtlantic’s minimum regulatory capital levels.

BankAtlantic

BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952. It is one of the largest financial institutions headquartered in Florida and provides traditional retail banking services and a wide range of business banking products and related financial services through a network of branches in southeast Florida, primarily in the metropolitan areas surrounding the cities of Miami, Ft. Lauderdale, and West Palm Beach, which are primarily located in the heavily-populated Florida counties of Miami-Dade, Broward, and Palm Beach. In January 2011, BankAtlantic entered into a purchase and assumption agreement with PNC Financial Services Group Inc. (“PNC”) to sell its Tampa branches. The transaction was closed in June 2011 resulting in BankAtlantic recognizing a gain of $38.6 million.

BankAtlantic’s primary business activities include:

•	attracting checking and savings deposits from individuals and business customers, originating commercial non-mortgage, consumer and small business loans,

•	holding and actively managing its commercial real estate loan portfolio,

•	holding and managing its wholesale residential loans, and

•	maintaining its securities and tax certificates portfolios.

BankAtlantic’s business strategy

BankAtlantic began its “Florida’s Most Convenient Bank” strategy in 2002, when it introduced seven-day banking in Florida. This banking initiative contributed to a significant increase in core deposits (demand deposit accounts, NOW checking accounts and savings accounts). BankAtlantic’s core deposits increased from approximately $600 million as of December 31, 2001 to $2.4 billion as of December 31, 2011. Additionally, while the increase in core deposits during 2009 and 2010 reflected, in part, favorable market conditions

Business

(BankAtlantic Bancorp)

generally, we believe that the implementation of new strategies in 2008 further enhanced our visibility in the market and increased customer loyalty and contributed significantly to the increase in core deposit balances. Core deposits declined during 2011 as a result of the sale of the Tampa branches, a significant reduction in advertising and marketing and a focused effort to reduce assets as part of BankAtlantic’s regulatory capital management.

Over the past year, management has implemented strategies in an attempt to comply with the Bank Order which include efforts to increase regulatory capital, improve liquidity and reduce non-performing assets. These strategies primarily included reducing risk-based asset levels through loan and securities repayments in the ordinary course, reducing total assets and reducing expenses. These initiatives, while important to maintaining capital ratios, have also had the effect of negatively impacting results from operations as the reduction in asset levels resulted in a reduction of earning assets adversely impacting our net interest income. BankAtlantic’s regulatory capital ratios have also been enhanced through capital contributions from the Parent Company. During the years ended December 31, 2011, 2010 and 2009, the Parent Company contributed capital of $20 million, $28 million and $105 million, respectively, to BankAtlantic. BankAtlantic’s actual capital ratios as of December 31, 2011 and the ratios required under the Bank Order were as follows:

	Actual		Bank Order Capital Requirements
	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total risk-based capital	$349,751	15.15%	323,296	14.00
Tier I risk-based capital	$298,499	12.93%	138,555	6.00
Tangible capital	$298,499	8.22%	54,496	1.50
Core capital	$298,499	8.22%	290,648	8.00
As of December 31, 2010
Total risk-based capital	$334,601	11.72%	399,758	14.00
Tier I risk-based capital	$276,362	9.68%	171,325	6.00
Tangible capital	$276,362	6.22%	66,672	1.50
Core capital	$276,362	6.22%	355,584	8.00

As described in “Recent Developments,” BankAtlantic is required pursuant to the Bank Order to maintain a core capital ratio of 8% and a total risk based capital ratio of 14% as of June 30, 2011. BankAtlantic’s regulatory capital requirements were increased based on the determination by the OTS that BankAtlantic had inadequate capital given its level of criticized assets and its concentration of high risk commercial real estate and construction loans as well as losses over the past three years.

The economic recession and the substantial decline in real estate values since 2007 throughout the United States, and particularly in Florida, have had an adverse impact on the credit quality of BankAtlantic’s loan portfolio. BankAtlantic’s non-performing assets increased from $197.9 million at December 31, 2007 to $418.3 million at December 31, 2011. In response, we have taken the following steps:

•	Focused efforts and enhanced staffing relating to loan work-outs, collection processes and valuations;

•	Reduction of criticized assets;

•	Ceased originating land and residential acquisition, development and construction loans;

•	Substantially reduced home equity loan originations through underwriting requirements based on lower loan to value ratios; and

•	Froze certain home equity loan unused lines of credit based on declines in borrower credit scores or the market value of loan collateral.

Business

(BankAtlantic Bancorp)

BankAtlantic significantly reduced operating expenses over the past three years. These initiatives included, among others, lowering advertising and marketing expenditures, reducing store and call center hours, consolidating back-office operations and staffing levels, selling the Tampa branches and renegotiating vendor contracts. BankAtlantic also continued during 2011 to evaluate its products and services as well as its delivery systems and back-office support infrastructure with a view toward enhancing its operational efficiency.

BankAtlantic’s loan originations during 2011 were focused on small business and commercial non-mortgage loans originated through its retail and lending networks. BankAtlantic anticipates that it will continue to emphasize small business and commercial non-real estate lending and that the percentage represented by its commercial real estate and residential mortgage loan portfolio balances will decline during 2012 through the scheduled repayment of existing loans and the fact that in order to comply with the Bank Order, BankAtlantic is generally not originating new commercial real estate loans.

Loan products

BankAtlantic offers a number of lending products. Historically, primary lending products have included residential loans, commercial real estate loans, consumer loans, and small business and commercial non-mortgage loans.

Residential: BankAtlantic purchases residential loans in the secondary markets that have been originated by other institutions. These loans, which are serviced by independent servicers, are secured by properties located throughout the United States. Residential loans are typically purchased in bulk and are generally non-conforming loans under agency guidelines due primarily to the size of the individual loans (“jumbo loans”). Some of the purchased residential loans are interest-only loans. These loans result in possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate adjustments or when required amortization of the principal amount commences. These payment increases could affect a borrower’s ability to repay the loan and result in increased defaults and losses. At December 31, 2011, BankAtlantic’s residential loan portfolio included $375.5 million of interest-only loans, $49.1 million of which will become fully amortizing and have interest rates reset in 2012. The credit scores and loan-to-value ratios for interest-only loans are similar to those of amortizing loans. BankAtlantic sought to manage the credit risk associated with these loans by limiting purchases of interest-only loans to those originated to borrowers that it believed to be credit worthy and with loan-to-value and total debt to income ratios within agency guidelines. During the last several years BankAtlantic’s residential loan purchases were generally lower than historical levels, with $15.3 million and $9.9 million of these loans purchased during 2011 and 2010, respectively.

BankAtlantic originates residential loans to customers that are then sold on a servicing released basis to a correspondent. It also originates and holds certain residential loans, which are made primarily to “low to moderate income” borrowers in accordance with requirements of the Community Reinvestment Act. The underwriting of these loans generally follows government agency guidelines and independent appraisers typically perform on-site inspections and valuations of the collateral.

Commercial Real Estate: BankAtlantic provided commercial real estate loans for acquisition, development and construction of various types of properties including office buildings, retail shopping centers, residential construction and other non-residential properties. BankAtlantic also provided loans to acquire or refinance existing income-producing properties. These loans were primarily secured by property located in Florida. Commercial real estate loans were generally originated in amounts based upon the appraised value of the collateral or estimated cost to construct, generally had a loan-to-value ratios at the time of origination of less than 80%, and generally required that one or more of the principals of the borrowing entity guaranteed these loans. Most of these loans have variable interest rates and are indexed to either prime or LIBOR rates. Due to high

Business

(BankAtlantic Bancorp)

concentrations of non-performing and adversely classified commercial real estate and construction loans in BankAtlantic’s loan portfolio, BankAtlantic generally ceased the origination of commercial real estate loans during the year ended December 31, 2010. Additionally, pursuant to the Bank Order, BankAtlantic has agreed to cease the purchase or origination of new commercial real estate loans unless it receives the prior written non-objection of the OCC. However, BankAtlantic may originate new loans to facilitate the sale of nonperforming assets or criticized assets and fund commercial real estate loan commitments entered into before November 1, 2010, make protective advances for taxes and insurance, renew, extend or modify existing commercial real estate loans, provided that such actions comply with regulatory underwriting guidelines and BankAtlantic’s lending policies.

BankAtlantic’s commercial real estate loan portfolio is divided into four loan classes: commercial residential, commercial owner occupied, commercial land, and commercial other.

Commercial residential real estate loans have resulted in significant losses to BankAtlantic. These loans were originated to developers or home builders for the construction of one to four dwelling units. This class of loans is divided into three categories — builder land bank loans, land acquisition and development loans, and land acquisition, development and construction loans. The builder land bank loan category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. The land acquisition and development loan category consists of loans secured by residential land which was intended to be developed by the borrower and sold to homebuilders. The land acquisition, development and construction loan category consists of loans secured by residential land which was intended to be fully developed by the borrower/developer who also might have had plans to construct homes on the property.

Commercial real estate owner occupied loans are also real estate collateralized loans; however, the primary source of repayment is the cash flow from the business operated on the premises of the property serving as collateral.

Commercial real estate land loans include loans secured by commercial land held for sale or held for investment purposes. These loans are generally to borrowers that intend to expand the zoning of the property and ultimately sell the property to developers.

Commercial other real estate loans are primarily secured by income producing property which includes shopping centers, office buildings, self storage facilities, and warehouses.

BankAtlantic has sold participations in certain commercial real estate loans that it originated. BankAtlantic administers the loans and provides participants periodic reports on the progress of the project for which the loan was made. Major decisions regarding the loans are made by the participants on either a majority or unanimous basis. As a result, BankAtlantic generally cannot significantly modify the loans without either majority or unanimous consent of the participants. BankAtlantic’s sale of loan participations has the effect of reducing its exposure on individual projects, and was required in some cases in order to comply with the regulatory “loans to one borrower” limitations. BankAtlantic has also purchased commercial real estate loan participations from other financial institutions, and in such cases BankAtlantic may not be in a position to control decisions made with respect to the loans.

Standby Letters of Credit and Commitments: Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. BankAtlantic may hold certificates of deposit, liens on corporate assets and liens on residential and commercial property as collateral for letters of credit. BankAtlantic issues commitments for commercial real estate and commercial non-mortgage loans.

Business

(BankAtlantic Bancorp)

Commercial non-mortgage loans: These loans are generally business loans secured by the receivables, inventory, equipment, and/or general corporate assets of the borrowers. These loans generally have variable interest rates that are Prime or LIBOR based and are typically originated for terms ranging from one to five years.

Consumer: Consumer loans consist primarily of loans to individuals originated through BankAtlantic’s retail network. Approximately 98% of consumer loans are home equity lines of credit secured by a first or second mortgage on the primary residence of the borrower, substantially all of which are located in Florida. Approximately 26% of home equity lines of credit balances are secured by a first mortgage on the property. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. Other consumer loans generally have fixed interest rates with terms ranging from one to five years.

Small Business: BankAtlantic originates small business loans to companies located primarily in markets within BankAtlantic’s branch network. Small business loans are primarily originated on a secured basis and do not generally exceed $2.0 million. These loans are generally originated with maturities ranging from one to three years or are due upon demand. Lines of credit extended to small businesses are due upon demand. Small business loans have either fixed or variable prime-based interest rates.

The composition of BankAtlantic’s loan portfolio was (in millions):

	As of December 31,
	2011		2010		2009		2008		2007
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct
Loans receivable:
Commercial non-real estate	$118	4.73	134	4.42	154	4.21	143	3.36	131	2.90
Commercial real estate	673	26.98	889	29.32	1,120	30.60	1,231	28.92	1,298	28.69
Small Business
Real estate	185	7.42	203	6.70	213	5.82	219	5.14	212	4.69
Non-real estate	100	4.01	99	3.27	99	2.70	108	2.54	106	2.34
Residential Consumer	933	37.41	1,222	40.31	1,550	42.35	1,930	45.34	2,156	47.66
Consumer—home equity	546	21.89	604	19.92	670	18.31	719	16.89	676	14.94
Consumer	13	0.52	19	0.63	21	0.57	26	0.61	31	0.68
Loans held for sale	52	2.09	21	0.69	4	0.11	3	0.07	4	0.09

Total	2,620	105.05	3,191	105.26	3,831	104.67	4,379	102.87	4,614	101.99

Adjustments:
Unearned discounts (premiums)	(3)	(0.12)	(2)	(0.06)	(3)	(0.08)	(3)	(0.07)	(4)	(0.09)
Allowance for loan losses	129	5.17	161	5.31	174	4.75	125	2.94	94	2.08

Total loans receivable, net	$2,494	100.00	3,032	100.00	3,660	100.00	4,257	100.00	4,524	100.00

At March 31, 2008, BankAtlantic transferred $101.5 million of non-performing commercial loans to a subsidiary of the Parent Company and the loans are not reported on the above table as of December 31, 2011, 2010, 2009 and 2008.

Business

(BankAtlantic Bancorp)

Included in BankAtlantic’s commercial and construction and development loan portfolios were the following commercial residential loans (in millions):

	As of December 31,
	2011	2010	2009	2008
Builder land bank loans	$8	10	44	62
Land acquisition and development loans	94	119	172	210
Land acquisition, development and construction loans	3	4	11	32

Total commercial residential loans	$105	133	227	304

Investments

Securities available for sale: BankAtlantic invests in obligations of, or securities guaranteed by, the U.S. government or its agencies. These include mortgage-backed securities and real estate mortgage investment conduits (“REMICs”). BankAtlantic’s securities available for sale portfolio at December 31, 2011 reflects a decision to seek high credit quality and securities guaranteed by government sponsored enterprises in an attempt to minimize credit risk in its investment portfolio to the extent possible. During 2011, BankAtlantic used the proceeds from the maturity of short term investments and sold $84.0 million of securities for a $6.9 million gain in order to reduce borrowings and improve regulatory capital ratios. The available for sale securities portfolio serves as a source of liquidity as well as a means to moderate the effects of interest rate changes. The decision to purchase and sell securities from time to time is based upon a current assessment of the economy, the interest rate environment, and capital and liquidity strategies and requirements. BankAtlantic’s investment portfolio does not include credit default swaps, commercial paper, collateralized debt obligations, structured investment vehicles, auction rate securities, trust preferred securities or equity securities in Fannie Mae or Freddie Mac.

Tax Certificates: Tax certificates are evidences of real property tax obligations that are sold through auctions or bulk sales by various state and local taxing authorities. A tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Certain municipalities bulk sale their entire tax certificates for the prior year by auctioning the portfolio to the highest bidder instead of auctioning each certificate separately. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. The minimum repayment to satisfy the lien is the certificate amount plus the interest accrued through the redemption date, plus applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void and lose its value. BankAtlantic’s experience with this type of investment has generally been favorable because the rates earned are generally higher than many alternative investments and substantial repayments typically occur over a one-year period. During 2008, BankAtlantic discontinued acquiring tax certificates through bulk acquisitions as it experienced higher than historical losses from these types of acquisitions. During each of the years in the three year period ending December 31, 2011, BankAtlantic purchased tax certificates primarily in Florida.

Business

(BankAtlantic Bancorp)

The composition, yields and maturities of BankAtlantic’s securities available for sale, investment securities and tax certificates were as follows (dollars in thousands):

	Tax Certificates	Treasury and Agencies	Tax-Exempt Securities	Taxable Securities	Mortgage- Backed Securities	Corporate Bond and Other	Total	Weighted Average Yield
December 31, 2011
Maturity: (1)
One year or less	$29,074	—	—	—	249	—	29,323	5.88%
After one through five years	16,488	—	—	—	115	—	16,603	5.90
After five through ten years	—	—	—	—	13,542	—	13,542	4.48
After ten years	—	—	—	—	31,202	—	31,202	4.80

Fair values (2)	$45,562	—	—	—	45,108	—	90,670	5.30%

Amortized cost (2)	$46,488	—	—	—	43,094		89,582	5.36%

Weighted average yield based on fair values	5.81	—	—	—	4.69	—	5.30
Weighted average maturity (yrs)	1.0	—	—	—	17.29	—	8.80

December 31, 2010
Fair values (2)	$90,738	60,143	162,123	19,922	180,883	—	513,809	2.41%

Amortized cost (2)	$89,789	60,000	162,113	19,936	171,253		503,091	3.37%

December 31, 2009
Fair values (2)	$112,472	—	—	—	319,292	250	432,014	4.00%

Amortized cost (2)	$110,991	—	—	—	307,314	250	418,555	5.35%

(1)	Except for tax certificates, maturities are based upon contractual maturities. Tax certificates do not have stated maturities, and estimates in the above table are based upon historical repayment experience (generally 2 years).
(2)	Equity securities held by the Parent Company with a cost of $0, $1.5 million and $1.5 million and a fair value of $0, $1.5 million and $1.5 million, at December 31, 2011, 2010 and 2009, respectively, were excluded from the above table. At December 31, 2011 and 2010, equities held by BankAtlantic with a cost of $1.3 million and a fair value of $1.3 million were excluded from the above table.

A summary of the amortized cost and gross unrealized appreciation or depreciation of estimated fair value of tax certificates and securities available for sale were as follows (in thousands):

	December 31, 2011 (1)
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
Tax certificates and investment securities:
Tax certificates:
Cost over market	$46,488	—	926	45,562
Securities available for sale:
Mortgage-backed securities :
Market over cost	43,094	2,014	—	45,108

Total	$89,582	2,014	926	90,670

(1)	The above table excludes equity securities held by BankAtlantic with a cost and fair value of $1.3 million at December 31, 2011.

Business

(BankAtlantic Bancorp)

Deposit products and borrowed funds:

Deposits: BankAtlantic offers checking and savings accounts to individuals and business customers. These include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts and IRA and Keogh retirement accounts. BankAtlantic also obtains deposits from municipalities. BankAtlantic solicited deposits from customers in its geographic market through marketing and relationship banking activities primarily conducted through its sales force and store network. BankAtlantic primarily solicited deposits at its branches (or stores) through its “Florida’s Most Convenient Bank” initiative and its relationship marketing strategy. The Dodd-Frank Wall Street Reform and Consumer Protection Act permanently raised the maximum standard deposit insurance to $250,000 per depositor and the Act provides full deposit insurance coverage on non-interest bearing deposit accounts until January 1, 2013. See Note 16 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for more information regarding BankAtlantic’s deposit accounts.

Federal Home Loan Bank (“FHLB”) Advances: BankAtlantic is a member of the FHLB of Atlanta and can obtain secured advances from the FHLB of Atlanta. These advances can be collateralized by a security lien against its residential loans, certain commercial loans, consumer home equity loans and securities. In addition, BankAtlantic must maintain certain levels of FHLB stock based upon outstanding advances. See Note 17 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for more information regarding BankAtlantic’s FHLB Advances.

Other Short-Term Borrowings: BankAtlantic’s short-term borrowings generally consist of securities sold under agreements to repurchase and treasury tax and loan borrowings.

•

Securities sold under agreements to repurchase include a sale of a portion of its current investment portfolio (usually mortgage-backed securities and REMICs) at a negotiated rate and an agreement to repurchase the same assets on a specified future date. BankAtlantic issues repurchase agreements to institutions. BankAtlantic discontinued the issuance of repurchase agreements to its customers during the year ended December 31, 2011. These transactions are collateralized by securities in its investment portfolio but are not insured by the Federal Deposit Insurance Corporation (“FDIC”). See Note 18 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for more information regarding BankAtlantic’s securities sold under agreements to repurchase borrowings.

•

Treasury tax and loan borrowings represent BankAtlantic’s participation in the Federal Reserve Treasury Investment Program. Under this program, the Federal Reserve places funds with BankAtlantic obtained from treasury tax and loan payments received by financial institutions. See Note 19 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for more information regarding BankAtlantic’s treasury tax and loan borrowings.

BankAtlantic’s other borrowings have floating interest rates and consist of subordinated debentures. See Note 20 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for more information regarding BankAtlantic’s other borrowings.

Parent Company

The Parent Company’s operations consist primarily of assisting with the financing of the capital needs of BankAtlantic and its subsidiaries and management of the asset work-out subsidiary.

In March 2008, the Parent Company used a portion of the proceeds obtained from the sale of Ryan Beck to Stifel to purchase from BankAtlantic $101.5 million of non-performing loans at BankAtlantic’s carrying value.

Business

(BankAtlantic Bancorp)

These loans are held in an asset workout subsidiary wholly-owned by the Parent Company, which has entered into an agreement with BankAtlantic pursuant to which BankAtlantic services the transferred non-performing loans. The Parent Company also has arrangements with BFC Financial Corporation (“BFC”) for BFC to provide certain human resources, insurance management, investor relations, real estate advisory services and other administrative services to the Parent Company and its subsidiaries. The largest expense of the Parent Company is interest expense on junior subordinated debentures issued in connection with trust preferred securities. The Company has the right to defer quarterly payments of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters without default or penalty. During the past three years ended December 31, 2011 and during the first quarter of 2012, the Company notified the trustees under its junior subordinated debentures that it has elected to defer its quarterly interest payments. During the deferral period, the respective trusts suspend the declaration and payment of dividends on the trust preferred securities. Additionally, during the deferral period, the Company may not pay dividends on or repurchase its common stock. The Parent Company deferred the interest and dividend payments in order to preserve its liquidity in response to economic conditions. The Parent Company has agreed in connection with the proposed BB&T transaction to pay the deferred interest on the trust preferred securities through closing.

The Parent Company had the following cash and investments as of December 31, 2011 (in thousands).

(in thousands)	Carrying Value	Gross Unrealized Appreciation	Estimated Fair Value
Cash and cash equivalents	$2,524	—	2,524
Securities available for sale	10	5	15

Total	$2,534	5	2,529

The Parent Company’s work-out subsidiary had the following loans and real estate owned as of December 31, 2011:

(in millions)	Amount
Commercial residential real estate loans	$4
Commercial other	7

Total commercial loans	11
Real estate owned	9

Total loans and real estate owned	$20

Employees

Management believes that its relations with its employees are satisfactory. BankAtlantic Bancorp currently maintains employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets.

As of December 31, 2011, BFC and its subsidiaries had approximately 5,119 employees, with (i) an aggregate of 38 employees at BFC’s parent company level and at BFC’s shared services operations subsidiary, (ii) five employees at Woodbridge and its subsidiaries, (iii) eight employees at BankAtlantic Bancorp’s parent company level, (iv) 1,028 employees at BankAtlantic (including 53 part-time employees) and (v) 4,040 employees at Bluegreen. For further employee-related information regarding Bluegreen, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Business —Employees.”

Competition

BankAtlantic Bancorp

The banking and financial services industry is very competitive and is in a transition period. The financial services industry continues to experience increased competition in the marketplace and it is expected that the Dodd-Frank Act will increase the cost of regulatory compliance creating competitive advantages for larger institutions. In addition, continued consolidation in the financial services industry is expected to create larger financial institutions. BankAtlantic Bancorp’s primary method of competition is emphasis on relationship banking, customer service and convenience.

BankAtlantic faces substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions and other lenders. This competition could decrease the number and size of loans that BankAtlantic makes and the interest rates and fees that it receives on these loans.

BankAtlantic competes for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds, many of which are uninsured. These competitors may offer higher interest rates than BankAtlantic, which could decrease the deposits that BankAtlantic attracts or require BankAtlantic to increase its rates to attract new deposits. Increased competition for deposits could increase BankAtlantic’s cost of funds, reduce its net interest margin and adversely affect its results of operations.

Bluegreen

See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen —Business — Competition” for a discussion regarding the competition faced by Bluegreen Resorts with respect to its operations.

Regulation

BFC

As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” subject to examination and regulation by the Federal Reserve. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the Federal Reserve succeeded to the supervisory authority previously held by the OTS.

BFC, on a parent company only basis, had previously committed that it would not, without the prior written non-objection of the OTS, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or, to the extent applicable to BFC, in connection with BankAtlantic’s compliance requirements under the Bank Order described above ; (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, the OTS advised BFC that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity, or (ii) make dividend payments on its preferred stock, in each case without the prior written non-objection of the OTS. On July 21, 2011, BFC made a formal request to the Federal Reserve, which now has the supervisory authority previously held by the OTS, for a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for the quarter ended September 30, 2011. BFC subsequently received a written non-objection from the Federal Reserve with respect to such dividend payment. BFC’s Board of Directors declared the $187,500 dividend payable with respect to its outstanding preferred stock for the quarter ended December 31, 2011, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s currently proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve.

As previously described, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS during February 2011. See “Financial Services-Cease and Desist Orders” above. Based on its ownership interest in BankAtlantic Bancorp and BankAtlantic, BFC may in the future be required to enter into a Cease and Desist Order with the Federal Reserve addressing its ownership and oversight of those companies in the event the sale of BankAtlantic is not consummated.

BFC is currently subject to the same regulatory restrictions as BankAtlantic Bancorp with respect to its status as a “unitary savings and loan holding company”. See “Regulation of Federal Savings Associations-Holding Company (BankAtlantic Bancorp and BFC)” below for further information.

If BankAtlantic Bancorp completes the sale of BankAtlantic to BB&T, which sale is subject to regulatory approvals and other closing conditions, these regulatory requirements may no longer be applicable to BFC.

Regulation of Federal Savings Associations

Holding Company (BankAtlantic Bancorp and BFC)

Each of BFC and BankAtlantic Bancorp is a unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act, as amended, or HOLA. As such, prior to July 21, 2011, BFC and BankAtlantic Bancorp were subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS had enforcement authority over us prior to such date. Among other things, this authority permitted the OTS to restrict or prohibit activities that were determined to be a risk to the financial safety, soundness or stability of a subsidiary savings association. Changes in the law which were implemented during 2011 shifted principal regulatory jurisdiction over savings and loan holding companies (such as BFC and BankAtlantic Bancorp) to the Federal Reserve. As a result, BFC and BankAtlantic Bancorp are each now subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Federal Reserve. Management continues to evaluate the practical implications of this shift in regulatory jurisdiction, such as changes in how the regulators will examine BFC and BankAtlantic Bancorp and what new or different standards they may apply. As a result of those changes, it is expected that BFC and BankAtlantic Bancorp Parent Company will, if BankAtlantic is not sold to BB&T, at some point in the future be subject to minimum capital ratios for the first time.

HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from:

•	acquiring another savings institution or its holding company without prior written approval of the Federal Reserve;

•

acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by HOLA; or

•	acquiring or retaining control of a depository institution that is not insured by the FDIC.

In evaluating an application by a holding company to acquire a savings institution, the Federal Reserve must consider the financial condition and future prospects and the managerial resources and legal compliance record of the company and savings institution involved, the convenience and needs of the community and competitive factors.

As a unitary savings and loan holding company, neither BFC nor BankAtlantic Bancorp is generally restricted under existing laws as to the types of business activities in which it may engage, provided that BankAtlantic continues to satisfy the Qualified Thrift Lender, or QTL, test. See “Regulation of Federal Savings Associations — BankAtlantic — QTL Test” for a discussion of the QTL requirements. If either BFC or BankAtlantic Bancorp was to make a non-supervisory acquisition of another savings institution or of a savings institution that meets the QTL test and is deemed to be a savings institution by the Federal Reserve and that will be held as a separate subsidiary, then BFC or BankAtlantic Bancorp, as the case may be, would become a multiple savings and loan holding company within the meaning of HOLA and would be subject to limitations on the types of business activities in which it can engage. HOLA limits the activities of a multiple savings institution holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve, and to other activities authorized by the Federal Reserve regulation LL of the Federal Reserve.

Transactions between BankAtlantic, including any of BankAtlantic’s subsidiaries, and BFC, BankAtlantic Bancorp or any other affiliate of BankAtlantic, are subject to various conditions and limitations. See “Regulation of Federal Savings Associations — BankAtlantic — Transactions with Related Parties.” Pursuant to the Bank Order, BankAtlantic must file a notice with the Federal Reserve prior to declaration of a dividend and seek approval from the Office of the Comptroller of the Currency (“OCC”) prior to any declaration of the payment of any dividends or other capital distributions. See “Regulation of Federal Savings Associations — BankAtlantic — Limitation on Capital Distributions”.

The following discussion is intended to be a summary of the material banking statutes and regulations applicable to BFC, BankAtlantic Bancorp and BankAtlantic, and it does not purport to be a comprehensive description of such statutes and regulations, nor does it include every federal and state statute and regulation applicable to BFC, BankAtlantic Bancorp and BankAtlantic.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is having a broad impact on the financial services industry, and imposes significant regulatory and compliance requirements, including the designation of certain financial companies as systemically important financial companies, or SIFIs, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen the safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, or Council, the Federal Reserve, the Office of the Comptroller of the Currency (the “OCC”), and the FDIC.

The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant to BFC, BankAtlantic Bancorp and BankAtlantic.

•

Principal changes for federal thrifts and savings and loan holding companies. The Dodd-Frank Act preserves the charter for federal thrifts, eliminated the OTS as the primary federal regulator for federal thrifts and savings and loan holding companies. The function of the OTS were allocated among OCC, FDIC, and the Federal Reserve on July 21, 2011. Primary jurisdiction for the supervision and regulation of federal thrifts, including BankAtlantic, was transferred to the OCC; supervision and regulation of savings and loan holding companies, including BFC and BankAtlantic Bancorp, will be transferred to the Federal Reserve. Although the Dodd-Frank Act maintains the federal thrift charter, it eliminates certain benefits of the charter and imposes new penalties for failure to comply with the QTL test. Under the Dodd-Frank Act, risk-based and leverage capital standards currently applicable to U.S. insured depository institutions will be imposed on U.S. bank holding companies and savings and loan holding companies, and depository institutions and their holding companies will be subject to minimum risk-based and leverage capital requirements on a consolidated basis. In addition, the Dodd-Frank Act requires that savings and loan holding companies be well-capitalized and well managed in the same manner as bank holding companies in order to engage in the expanded financial activities permissible only for a financial holding company.

•

Source of strength. The Dodd-Frank Act requires all companies, including savings and loan holding companies that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, regulations may seek to require BFC and/or BankAtlantic Bancorp to provide financial assistance to BankAtlantic.

•

Limitation on federal preemption. The Dodd-Frank Act significantly reduces the ability of national banks and federal thrifts to rely on federal preemption of state consumer financial laws. Although the OCC, as the new primary regulator of federal thrifts, will have the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to BFC, BankAtlantic Bancorp and BankAtlantic, potentially significant changes in our operations and increases in our compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

•

Mortgage loan origination and risk retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banking organizations, in an effort to require steps to verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•

Imposition of restrictions on certain activities. The Dodd-Frank Act imposes a new regulatory structure on the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, reporting, and record keeping. In addition, certain swaps and other derivatives activities are required to be “pushed out” of insured depository institutions and conducted in separately capitalized non-bank affiliates. The Dodd-Frank Act also will require certain persons to register as a “major swap participant” or a “swap dealer.” The U.S. Commodity Futures Trading Commission, the SEC and other U.S. regulators are in the process of adopting regulations to implement the Dodd-Frank Act. It is anticipated that this rulemaking process will further clarify, among other things, reporting and recordkeeping obligations, margin and capital requirements, the scope of registration requirements, and what swaps are required to be centrally cleared and exchange-traded. Rules will also be issued to enhance the oversight of clearing and trading entities. These restrictions may affect our ability to manage certain risks in our business.

•

Expanded FDIC resolution authority. While insured depository institutions are currently subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act (“FDI Act”) bank resolution process, and generally gives the FDIC more discretion than in the traditional bankruptcy context. On July 6, 2011, the FDIC approved a final rule, which became effective on August 15, 2011, implementing the orderly liquidation authority.

•

Consumer Financial Protection Bureau (CFPB). The Dodd-Frank Act creates a new independent CFPB within the Federal Reserve. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of $10 billion or more, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial law. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase our cost of operations. On July 21, 2011, the CFPB assumed its authority to supervise and enforce existing consumer financial protection rules.

•

Deposit insurance. The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. The Dodd-Frank Act also extends until January 1, 2013, federal deposit coverage for the full net amount held by depositors in non-interest bearing transaction accounts. Amendments to the FDI Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions could increase the FDIC deposit insurance premiums paid by BankAtlantic.

•

Transactions with affiliates and insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors.

•	Enhanced lending limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower.

•

Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw back policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as directors and to have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will be implemented over time and most will be subject to regulations adopted over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is uncertain. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to our business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition.

BankAtlantic

BankAtlantic is a federal savings association and is subject to extensive regulation, examination, and supervision by the OCC, as its primary regulator, and the FDIC, as its deposit insurer. BankAtlantic’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (“DIF”), which is administered by the FDIC. BankAtlantic must file reports with the OCC and the FDIC concerning its activities and financial condition. Additionally, BankAtlantic must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions, and must submit applications or notices prior to forming certain types of subsidiaries or engaging in certain activities through its subsidiaries. The OCC and the FDIC conduct periodic examinations to assess BankAtlantic’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings association can engage and is intended primarily for the protection of the insurance fund and depositors. The OCC and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies. Any change in such applicable activities or policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on us, BankAtlantic, and our operations.

The following discussion is intended to be a summary of the material banking statutes and regulations applicable to BankAtlantic, and it does not purport to be a comprehensive description of such statutes and regulations, nor does it include every federal and state statute and regulation applicable to BankAtlantic. See “Regulation of Federal Savings Associations-Holding Company-The Dodd-Frank Act” for a summary of the Dodd-Frank Act.

Business Activities. BankAtlantic derives its lending and investment powers from HOLA and the regulations of the OCC thereunder. Under these laws and regulations, BankAtlantic may invest in:

•	mortgage loans secured by residential and commercial real estate;

•	commercial and consumer loans;

•	certain types of debt securities; and

•	certain other assets.

BankAtlantic may also establish service corporations to engage in activities not otherwise permissible for BankAtlantic, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to limitations, including, among others, limitations that require debt securities acquired by BankAtlantic to meet certain rating criteria and that limit BankAtlantic’s aggregate investment in various types of loans to certain percentages of capital and/or assets.

Loans to One Borrower. Under HOLA, savings associations are generally subject to the same limits on loans to one borrower as are imposed on national banks. Generally, under these limits, the total amount of loans and extensions of credit made by a savings association to one borrower or related group of borrowers outstanding at one time and not fully secured by collateral (having a market value at least equal to the amount of the loan or extension of credit) may not exceed 15% of the savings association’s unimpaired capital and unimpaired surplus. In addition to, and separate from, the 15% limitation, the total amount of loans and extensions of credit made by a savings association to one borrower or related group of borrowers outstanding at one time and fully secured by readily-marketable collateral may not exceed 10% of the savings association’s unimpaired capital and unimpaired surplus. Readily-marketable collateral includes certain debt and equity securities (but not mortgages) and bullion, but generally does not include real estate. At December 31, 2011, BankAtlantic’s limit on loans to one borrower was approximately $57.0 million. At December 31, 2011, BankAtlantic’s largest aggregate amount of loans to one borrower was approximately $33.9 million and the second largest borrower had an aggregate balance of approximately $28.9 million.

QTL Test. HOLA requires a savings association to meet a QTL test by maintaining at least 65% of its “portfolio assets” in certain “qualified thrift investments” on a monthly average basis in at least nine months out of every twelve months. A savings association that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. The Dodd-Frank Act imposes additional restrictions on the ability of any savings association that fails to become or remain a QTL to pay dividends. Specifically, the savings association is not only subject to the general dividend restrictions as would apply to a national bank (as under prior law), but also is prohibited from paying dividends at all (regardless of financial condition) unless required to meet the obligations of a company that controls the thrift, permissible for a national bank and specifically approved by the OCC and the Federal Reserve. In addition, violations of the QTL test now are treated as violations of federal banking laws subject to enforcement action. At December 31, 2011, BankAtlantic maintained approximately 71% of its portfolio assets in qualified thrift investments. BankAtlantic had also satisfied the QTL test in each of the nine months prior to December 2011 and, therefore, was a QTL.

Capital Requirements. OCC regulations generally require savings associations to meet three minimum capital standards:

•	a tangible capital requirement for savings associations to have tangible capital in an amount equal to at least 1.5% of adjusted total assets;

•	a leverage ratio requirement:

•	for savings associations assigned the highest composite rating of 1, consisting of a ratio of core capital in an amount equal to at least 3% of adjusted total assets; or

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for savings associations assigned any other composite rating, consisting of a ratio of tier 1 or core capital in an amount equal to at least 4% of adjusted total assets, or a higher percentage if warranted by the particular circumstances or risk profile of the savings association; and

•	a risk-based capital requirement for savings associations to have total (Tier 1 and Tier 2) capital in an amount equal to at least 8% of risk-weighted assets.

In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights assigned by the OCC capital regulations. The OCC monitors the risk management of individual institutions. The OCC may impose an individual minimum capital requirement on savings associations that it believes exhibit a higher degree of risk.

See Note 31 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for actual capital amounts and ratios and a discussion of the increased capital ratios required by the Bank Order.

There currently are no regulatory capital requirements directly applicable to us and BankAtlantic Bancorp Parent Company as a unitary savings and loan holding company apart from the regulatory capital requirements for savings associations that are applicable to BankAtlantic. As a result of the Dodd-Frank Act, risk-based and leverage capital standards currently applicable to U.S. insured depository institutions and U.S. bank holding companies will in the future become applicable to savings and loan holding companies such as the Parent Company. The Dodd-Frank Act generally authorizes the Federal Reserve to promulgate capital requirements for savings and loan holding companies.

Limitation on Capital Distributions. Federal law currently imposes limitations upon certain capital distributions by savings associations, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OCC regulates all capital distributions by BankAtlantic directly or indirectly to BankAtlantic Bancorp, including dividend payments and the Federal Reserve regulates all capital distributions by BankAtlantic Bancorp and the Company. By regulation, holding companies must file a notice with the Federal Reserve prior to making any proposed capital distribution, which is subject to review by, and disapproval of, the Federal Reserve before the end of a prescribed review period. BankAtlantic currently must file an application to receive the approval of the OCC for a proposed capital distribution, as the total amount of all of BankAtlantic’s capital distributions (including any proposed capital distribution) for the applicable calendar year exceeds BankAtlantic’s net income for that year-to-date period plus BankAtlantic’s retained net income for the preceding two years. Regulations generally restrict the payment of dividends by financial institutions if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the financial institution was notified by regulators that it was in need of more than normal supervision. Under the FDI Act, an insured depository institution, such as BankAtlantic, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized.” Payment of dividends by BankAtlantic also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice. Furthermore, the Dodd-Frank Act imposes additional restrictions on the ability of any savings association that fails to become or remain a QTL to pay dividends.

In any event, the Bank Order and the Company Order currently prohibit BankAtlantic and BankAtlantic Bancorp from paying dividends or making other capital distributions without the prior written non-objection of the Regional Director of the OCC (as the successor regulator to OTS) or the Federal Reserve as the case may be. Further, based on BFC’s written commitment to the Federal Reserve, BFC must also obtain the prior written non-objection of the Federal Reserve to any dividend or capital distribution.

Liquidity. BankAtlantic is required to maintain sufficient liquidity to ensure its safe and sound operation, in accordance with OCC regulations.

Assessments. The OCC charges assessments to recover the costs of examining savings associations and their affiliates, processing applications and other filings, and covering direct and indirect expenses in regulating savings associations and their affiliates. These assessments are based on three components:

•	the size of the savings association, on which the basic assessment is based;

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the savings association’s supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings association with a composite rating of 3, 4 or 5 in its most recent safety and soundness examination; and

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the complexity of the savings association’s operations, which results in an additional assessment based on a percentage of the basic assessment for any savings association that has more than $1 billion in trust assets that it administers, loans that it services for others or assets covered by its recourse obligations or direct credit substitutes.

These assessments are paid semi-annually. During the year ended December 31, 2011, assessment expense was approximately $1.5 million. The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Branching. Subject to certain limitations, HOLA and OCC regulations permit federally chartered savings associations to establish branches in any state or territory of the United States. Pursuant to the Bank Order, BankAtlantic must limit its asset growth unless it receives the prior written non-objection of the OCC (as successor to the OTS).

Community Reinvestment. Under the Community Reinvestment Act, or CRA, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA requires the OCC to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution. This assessment focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its designated assessment areas;

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an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of retail banking services and innovativeness of its community development services throughout its designated assessment area.

The OCC assigns institutions a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The CRA requires all institutions to disclose their CRA ratings to the public. BankAtlantic received a “needs to improve” rating in its most recent CRA evaluation. Regulations also require all institutions to disclose certain agreements that are in fulfillment of the CRA. BankAtlantic has no such agreements in place at this time.

Transactions with Related Parties. BankAtlantic’s authority to engage in transactions with its “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act, or FRA, by Regulation W of the Federal Reserve implementing Sections 23A and 23B of the FRA. BankAtlantic’s authority to engage in transactions with affiliates is further limited under the Bank Order. The applicable OCC regulations for savings associations regarding transactions with affiliates refer to the regulations of the Federal Reserve for the applicable rules. Such Federal Reserve regulations include the requirements of Regulation W, which is applicable to national banks. In general, an affiliate of a savings association is any company that controls, is controlled by, or is under common control with, the savings association, other than certain savings association’s subsidiaries. We are deemed an affiliate of BankAtlantic under these regulations.

Generally, Section 23A limits the extent to which a savings association may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the savings association’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of the savings association’s capital stock and surplus. A covered transaction generally includes:

•	making or renewing a loan or other extension of credit to an affiliate;

•	purchasing, or investing in, a security issued by an affiliate;

•	purchasing an asset from an affiliate;

•	accepting a security issued by an affiliate as collateral for a loan or other extension of credit to any person or entity; and

•	issuing a guarantee, acceptance or letter of credit on behalf of an affiliate.

Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, or acceptances of letters of credit issued on behalf of, an affiliate. Section 23B requires covered transactions and certain other transactions to be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the savings association, as those prevailing at the time for transactions with or involving non-affiliates. Also, under additional Federal Reserve regulations applicable to savings associations, a savings association is prohibited from:

•	making a loan or other extension of credit to an affiliate that is engaged in any non-bank holding company activity; and

•	purchasing, or investing in, securities issued by an affiliate that is not a subsidiary.

Sections 22(g) and 22(h) of the FRA, Regulation O of the Federal Reserve and Section 402 of the Sarbanes-Oxley Act of 2002 impose limitations on loans and extensions of credit from BankAtlantic and the Company to their executive officers, directors, controlling shareholders and their related interests. The prior OTS regulations for savings associations regarding loans by a savings association to its executive officers, directors and principal shareholders were superseded by a new OCC regulation that refers to the requirements of Regulation O of the Federal Reserve. Regulation O of the Federal Reserve, thus, imposes requirements on loans by a savings association to its executive officers, directors and principal shareholders that are applicable to national banks (except that a savings association’s unimpaired capital and unimpaired surplus are to be determined under the regulatory capital rules applicable to savings associations and not to national banks). The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and Section 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied. The ability of the Federal Reserve to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including by requiring coordination with other bank regulators.

Enforcement. Under the FDI Act, the OCC has primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all “institution-affiliated parties,” including any controlling stockholder or any shareholder, attorney, appraiser and accountant who knowingly or recklessly participates in any violation of applicable law or regulation, breach of fiduciary duty, or certain other wrongful actions that have, or are likely to have, a significant adverse effect on an insured savings association or cause it more than minimal loss. In addition, the FDIC has back-up authority to take enforcement action for unsafe and unsound practices. Formal enforcement action can include the issuance of a capital directive, cease and desist order, removal of officers and/or directors, institution of proceedings for receivership or conservatorship and termination of deposit insurance. As previously disclosed BankAtlantic and the Parent Company have entered into the Bank Order and the Company Order, respectively. Pursuant to the Orders, BankAtlantic and the Parent Company have committed to the OCC that no new arrangements may be entered into with affiliates without required regulatory notice.

Examination. A savings institution must demonstrate to the OCC its ability to manage its compliance responsibilities by establishing an effective and comprehensive oversight and monitoring program. The degree of compliance oversight and monitoring by the institution’s management impacts the scope and intensity of the OCC’s examinations of the institution. Institutions with significant management oversight and monitoring of compliance will generally receive less extensive OCC examinations than institutions with less oversight.

Standards for Safety and Soundness. Pursuant to the requirements of the FDI Act, the OCC, together with the other federal bank regulatory agencies, has adopted the Interagency Guidelines Establishing Standards for Safety and Soundness (the “Guidelines”). The Guidelines establish general safety and soundness standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the Guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the Guidelines. If the OCC determines that a savings association fails to meet any standard established by the Guidelines, then the OCC may require the savings association to submit to the OCC an acceptable plan to achieve compliance. If a savings association fails to comply, the OCC may seek an enforcement order in judicial proceedings and impose civil monetary penalties.

Shared National Credit Program. The Shared National Credit Program is an interagency program, established in 1977, to provide a periodic credit risk assessment of the largest and most complex syndicated loans held or agented by financial institutions subject to supervision by a federal bank regulatory agency. The Shared National Credit Program is administered by the Federal Reserve, FDIC and the OCC. The Shared National Credit Program covers any loan or loan commitment of at least $20 million (i) which is shared under a formal lending agreement by three or more unaffiliated financial institutions or (ii) a portion of which is sold to two or more unaffiliated financial institutions with the purchasing financial institutions assuming their pro rata share of the credit risk. The Shared National Credit Program is designed to provide uniformity and efficiency in the federal banking agencies’ analysis and rating of the largest and most complex credit facilities in the country by avoiding duplicate credit reviews and ensuring consistency in rating determinations. The federal banking agencies use a combination of statistical and judgmental sampling techniques to select borrowers for review each year. The selected borrowers are reviewed and the credit quality rating assigned by the applicable federal banking agency’s examination team will be reported to each financial institution that participates in the loan as of the examination date. The assigned ratings are used during examinations of the other financial institutions to avoid duplicate reviews and ensure consistent treatment of these loans. BankAtlantic has entered into participations with respect to certain of its loans and has acquired participations in the loans of other financial institutions which are subject to this program and accordingly these loans may be subject to this additional review.

Real Estate Lending Standards. The OCC and the other federal banking agencies adopted regulations to prescribe standards for extensions of credit that are secured by liens on or interests in real estate or are made for the purpose of financing the construction of improvements on real estate. OCC regulations require each savings association to establish and maintain written internal real estate lending limits and standards that are consistent with OCC guidelines and with safe and sound banking practices and which are appropriate to the size of the savings association and the nature and scope of its real estate lending activities.

Prompt Corrective Regulatory Action. Under the OCC Prompt Corrective Action (“PCA”) Regulations, the OCC is required to take certain, and is authorized to take other, supervisory actions against undercapitalized savings associations, such as requiring compliance with a capital restoration plan, restricting asset growth, acquisitions, branching and new lines of business and, in extreme cases, appointment of a receiver or conservator. The severity of the action required or authorized to be taken increases as a savings association’s capital deteriorates. Under PCA regulations, savings associations are classified into five categories of capitalization as “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Generally, a savings association is categorized as “well capitalized” if:

•	its total capital is at least 10% of its risk-weighted assets;

•	its core capital is at least 6% of its risk-weighted assets;

•	its core capital is at least 5% of its adjusted total assets; and

•

it is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OCC or the OTS under the FDI Act, the International Lending Supervision Act of 1983 and HOLA, or any regulation under any of the foregoing statutes, to meet or maintain a specific capital level for any capital measure.

The OCC may set higher capital requirements for a particular savings association when particular circumstances warrant such requirements.

While BankAtlantic’s regulatory capital amounts and ratios met the OCC “well capitalized” category during the year ended December 31, 2010, the Bank Order requires that BankAtlantic maintain capital ratios that exceed the PCA “well capitalized” amounts and ratios. BankAtlantic’s regulatory capital amounts and ratios also met the higher ratios in the Bank Order during the year ended December 31, 2011; however, as indicated above, BankAtlantic is not categorized as “well capitalized” even if it meets such requirements and BankAtlantic may not continue to meet such required levels in the future. For a discussion on required capital ratios and amounts pursuant to the Bank Order, see Note 2 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus.

As previously indicated, in July 2011, the OCC assumed the OTS’s powers with respect to federal savings associations (like BankAtlantic), as well as rulemaking authority over all savings associations (except for the limited rulemaking authority transferred to the Federal Reserve). Although the federal banking agencies have substantially similar capital adequacy standards and utilize the same accounting standards, some differences in capital standards exist, such as the regulatory treatment of noncumulative perpetual preferred stock and the risk-weightings assigned to certain assets.

Savings and loan holding companies, such as the Company, are not currently required to maintain specific minimum capital ratios. However, as a result of the Dodd-Frank Act, risk-based and leverage capital standards currently applicable to U.S. insured depository institutions and U.S. bank holding companies will in the future become applicable to savings and loan holding companies. The Dodd-Frank Act generally authorizes the Federal Reserve to promulgate capital requirements for savings and loan holding companies, an action that the Federal Reserve has indicated that it will take once it adopts consolidated capital standards under Basel III (described below).

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements which address the risks that the activities of an institution pose to the institution and public and private stakeholders, including risks from certain enumerated activities. The federal banking agencies will likely change existing capital guidelines or adopt new capital guidelines in the future pursuant to the Dodd-Frank Act, the implementation of Basel III (described below) or other regulatory or supervisory changes.

Basel, Basel II and Basel III Accords. The current risk-based capital guidelines that apply to BankAtlantic are based on the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by U.S. federal banking agencies. In 2008, federal banking agencies began to phase-in capital standards based on a second capital accord, referred to as Basel II, for large or “core” international banks (total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a multi-year period.

The final package of Basel III reforms was submitted to and endorsed by the Seoul G20 Leaders Summit in November, 2010. On December 16, 2010, the Basel Committee issued the text of the Basel III rules, which are now subject to individual adoption by member nations, including the United States. The federal banking agencies will likely implement changes to the capital adequacy standards applicable to the insured depository institutions and their holding companies in light of Basel III.

If adopted by federal banking agencies, Basel III could lead to higher capital requirements and more restrictive leverage and liquidity ratios. The ultimate impact of the new capital and liquidity standards on us and our bank subsidiary is currently being reviewed and will depend on a number of factors, including the rulemaking and implementation by the U.S. banking regulators. We cannot determine the ultimate effect that potential legislation, or subsequent regulations, if enacted, would have upon our earnings or financial position. In addition, significant questions remain as to how the capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

Insurance of Deposit Accounts. Savings associations are subject to a risk-based assessment system for determining the deposit insurance assessments to be paid by them.

Until December 31, 2006, the FDIC had assigned each savings institution to one of three capital categories based on the savings institution’s financial information as of its most recent quarterly financial report filed with the applicable bank regulatory agency prior to the assessment period. The FDIC had also assigned each savings institution to one of three supervisory subcategories within each capital category based upon a supervisory evaluation provided to the FDIC by the savings institution’s primary federal regulator and information that the FDIC determined to be relevant to the savings institution’s financial condition and the risk posed to the previously existing deposit insurance funds. A savings institution’s deposit insurance assessment rate depended on the capital category and supervisory subcategory to which it was assigned. Insurance assessment rates ranged from 0.00% of deposits for a savings institution in the highest category (i.e., well capitalized and financially sound, with no more than a few minor weaknesses) to 0.27% of deposits for a savings institution in the lowest category (i.e., undercapitalized and substantial supervisory concern).

On January 1, 2007, the Federal Deposit Insurance Reform Act of 2005, or the Reform Act, became effective. The Reform Act, among other things, merged the Bank Insurance Fund and the Savings Association Insurance Fund, both of which were administered by the FDIC, into a new fund administered by the FDIC, the DIF, and increased the coverage limit for certain retirement plan deposits to $250,000, but maintained the basic insurance coverage limit of $100,000 for other depositors. On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or the Stabilization Act, temporarily raised the basic insurance coverage limit to $250,000. The Dodd-Frank Act makes permanent the $250,000 insurance limit for insured deposits. Also as a result of the Dodd-Frank Act, unlimited coverage for non-interest bearing demand transaction accounts will be provided until January 1, 2013.

As a result of the Reform Act, the FDIC now assigns each savings institution to one of four risk categories based upon the savings institution’s capital evaluation and supervisory evaluation. The capital evaluation is based upon financial information as of the savings institution’s most recent quarterly financial report filed with the applicable bank regulatory agency at the end of each quarterly assessment period. The supervisory evaluation is based upon the results of examination findings by the savings institution’s primary federal regulator and information that the FDIC has determined to be relevant to the savings institution’s financial condition and the risk posed to the DIF. A savings institution’s deposit insurance base assessment rate depends on the risk category to which it is assigned. In April 2009, the FDIC implemented regulations to improve the way its insurance base assessment rates differentiate risk among insured institutions and make the risk-based system fairer by limiting the subsidization of riskier institutions by safer institutions. The Dodd-Frank Act changes the way an insured depository institution’s deposit insurance premiums are calculated. Because the new base assessment under the Dodd-Frank Act is larger than the current insurance base assessment, the proposed assessment rates are lower than the current rates. The insurance base assessment will no longer be the way an insured depository institution’s deposit premiums are calculated. For the quarter which began January 1, 2012, insurance base assessment rates are based on total assets computed based on risk categories. BankAtlantic’s FDIC deposit insurance premium increased from $2.8 million for the year ended December 31, 2008 to $12.7 million for the year ended December 31, 2011.

The FDIC is authorized to raise the assessment rates in certain circumstances, which would affect savings institutions in all risk categories. The FDIC is also authorized to impose special assessments. The FDIC has exercised its authority to raise assessment rates and impose special assessments several times in the past, including a $2.4 million assessment during 2009. There was no corresponding assessment during 2010 and 2011. The FDIC could raise rates and impose special assessments in the future. Increases in deposit insurance premiums and the imposition of special assessments would have an adverse effect on our earnings. Amendments to the FDI Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

Continued action by the FDIC to replenish the DIF as well as the changes contained in the Dodd-Frank Act may result in higher assessment rates, which could reduce our profitability or otherwise negatively impact our operations.

Privacy and Security Protection. BankAtlantic is subject to regulations implementing the privacy and security protection provisions of the Gramm-Leach-Bliley Act, or GLBA. These regulations require a savings association to disclose to its customers and consumers its policy and practices with respect to the privacy, and sharing with nonaffiliated third parties, of its customers’ and consumers’ “nonpublic personal information.” Additionally, in certain instances, BankAtlantic is required to provide its customers and consumers with the ability to “opt-out” of having BankAtlantic share their nonpublic personal information with nonaffiliated third parties. These regulations also require savings associations to maintain policies and procedures to safeguard their customers’ and consumers’ nonpublic personal information. BankAtlantic has policies and procedures designed to comply with GLBA and applicable privacy and security regulations.

Insurance Activities. BankAtlantic is generally permitted to engage in certain insurance activities through its subsidiaries. OCC regulations implemented pursuant to GLBA prohibit, among other things, depository institutions from conditioning the extension of credit to individuals upon either the purchase of an insurance product or annuity or an agreement by the consumer not to purchase an insurance product or annuity from an entity that is not affiliated with the depository institution. The regulations also require prior disclosure of this prohibition to potential insurance product or annuity customers.

Federal Home Loan Bank System. BankAtlantic is a member of the Federal Home Loan Bank, or FHLB, of Atlanta, which is one of the twelve regional FHLB’s composing the FHLB system. Each FHLB provides a central credit facility primarily for its member institutions as well as other entities involved in home mortgage lending. Any advances from a FHLB must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the FHLB of Atlanta, BankAtlantic is required to acquire and hold shares of capital stock in the FHLB of Atlanta. BankAtlantic was in compliance with this requirement with an investment in FHLB of Atlanta stock at December 31, 2011 of approximately $18.3 million. During the year ended December 31, 2011, the FHLB of Atlanta paid dividends of approximately $0.3 million on the capital stock held by BankAtlantic.

Federal Reserve System. BankAtlantic is subject to provisions of the FRA and the Federal Reserve’s regulations, pursuant to which depository institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, federal savings associations must maintain reserves against transaction accounts (primarily NOW and regular interest and non-interest bearing checking accounts). The Federal Reserve regulations establish the specific rates of reserves that must be maintained, which are subject to adjustment by the Federal Reserve. BankAtlantic is currently in compliance with those reserve requirements. The required reserves must be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account as defined by the Federal Reserve. The Federal Reserve pays targeted federal funds rates on the required reserves which are lower than the yield on our traditional investments.

Anti-Terrorism and Anti-Money Laundering Regulations. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT

Act, provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, or BSA, the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions, including savings associations.

Among other requirements, the USA PATRIOT Act and the related OCC regulations require savings associations to establish anti-money laundering programs that include, at a minimum:

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internal policies, procedures and controls designed to implement and maintain the savings association’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists.

The USA Patriot Act established the Office of Foreign Assets Control (“OFAC”), which is a division of the Treasury Department, and is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts. If BankAtlantic identifies a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze, block or reject such account or transaction, file a suspicious activity report and notify the appropriate authorities, including the Financial Crimes Enforcement Network.

Consumer Protection. BankAtlantic is subject to federal and state consumer protection statutes and regulations, including the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Fair Debt Collection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Gramm-Leach-Bliley Act, the Real Estate Settlement Procedures Act, the Right to Financial Privacy Act, the Home Mortgage Disclosure Act, laws regarding unfair and deceptive trade practices; and usury laws. Among other things, these acts:

•	require lenders to disclose credit terms in meaningful and consistent ways;

•	require financial institutions to establish policies and procedures regarding identity theft and notify customers of certain information concerning their credit reporting;

•	prohibit discrimination against an applicant in any consumer or business credit transaction;

•	prohibit discrimination in housing-related lending activities;

•	require certain lender banks to collect and report applicant and borrower data regarding loans for home purchase or improvement projects;

•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;

•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and

•	prescribe penalties for violations of the requirements of consumer protection statutes and regulations.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans, or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, and civil or criminal liability. The creation of the CFPB by the Dodd-Frank Act is likely to lead to enhanced and strengthened enforcement of consumer financial protection laws.

Bluegreen

See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Regulation” for information regarding the regulations to which Bluegreen is subject.

PROPERTIES

The principal executive offices of BFC, Woodbridge, BankAtlantic Bancorp and BankAtlantic are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida, 33309. The property is owned by BankAtlantic. BFC and its shared services operations subsidiary lease office space within the building from BankAtlantic.

The following table sets forth, with respect to BankAtlantic, owned and leased branches by region at December 31, 2011:

	Miami - Dade	Broward	Palm Beach
Owned full-service branches	9	13	25
Leased full-service branches	9	11	4
Ground leased full-service branches (1)	3	3	1

Total full-service branches	21	27	30

Lease expiration dates	2012-2020	2012-2015	2012-2016

Ground lease expiration dates	2026-2027	2017-2072	2026

(1)	Branches in which BankAtlantic owns the building and leases the land.

The following table sets forth BankAtlantic’s leased drive-through facilities and leased back-office facilities by region at December 31, 2011:

	Miami - Dade	Broward	Orlando
Leased drive-through facilities	1	1	—

Leased drive through expiration dates	2015	2014	—

Leased back-office facilities	1	—	1

Leased back-office expiration dates	2018	—	2013

In prior years, BankAtlantic had acquired land and executed operating leases for store expansion. As of December 31, 2011, BankAtlantic is seeking to sublease the leased properties, and sell the parcels of land which were not used for branch expansion. The following table sets forth the executed leases and land purchased for store expansion as of December 31, 2011:

	Broward	Palm Beach	Tampa Bay	Orlando / Jacksonville
Executed leases held for sublease	2	1	2	—

Executed lease expiration dates	2013-2030	2029	2028-2048	—

Land held for sale	—	1	1	3

See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Properties” for information regarding Bluegreen’s principal executive offices as well as its sales and regional administrative offices.

LEGAL PROCEEDINGS

BFC and its Wholly Owned Subsidiaries

In the ordinary course of business, BFC and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. BFC accrued $4.6 million for pending legal proceedings as of December 31, 2011, all of which related to the Woodbridge appraisal rights litigation described below. BFC believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from these pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on BFC’s financial statements. However, due to the significant uncertainties involved in these legal matters, the actual losses which may be incurred by BFC cannot be predicted.

Woodbridge Holdings, LLC v. Prescott Group Aggressive Small Cap Master Fund, G.P., Cede & Co., William J. Maeck, Ravenswood Investments III, L.P., and The Ravenswood Investment Company, Circuit Court, 17th Judicial Circuit, Broward County, Florida.

Under the FBCA, holders of Woodbridge’s Class A Common Stock who did not vote to approve BFC’s merger with Woodbridge and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of the FBCA) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with the FBCA, Woodbridge provided written notices and required forms to the dissenting shareholders setting forth, among other things, its determination that the fair value of Woodbridge’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. As of September 30, 2011, dissenting shareholders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. In December 2009, BFC recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders. The appraisal rights litigation thereafter commenced and is ongoing. The outcome of the litigation is uncertain and there is no assurance as to the amount of cash that will be required to be paid to the dissenting shareholders, which amount may be greater than the $4.6 million that BFC has accrued.

Robert D. Dance, individually and on behalf of all others similarly situated v. Woodbridge Holdings Corp. (formerly known as Levitt Corp.), Alan B. Levan, and George P. Scanlon, Case No. 08-60111-Civ-Graham/O’Sullivan, Southern District of Florida

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of securities against Woodbridge and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of Woodbridge’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements regarding financial results, prospects and condition. An agreement to settle the matter was reached during April 2011 and granted final approval by the presiding court during September 2011. Under the terms of the settlement agreement, Woodbridge agreed to pay a total of $1.95 million to the plaintiffs, which amount is fully insured without participation by BFC. The settlement agreement does not contain any admission of responsibility by Woodbridge or any other of the named defendants.

Westchester Fire Insurance Company vs. City of Brooksville, United States District Court, Middle District of Florida, Tampa Division, Case No. 8:09 CV 00062-T23 TBM

This litigation arose from a dispute regarding liability under two performance bonds for infrastructure issued in connection with a plat issued by the City of Brooksville for a single family housing project that was not commenced. The project had been abandoned by Levitt and Sons prior to its bankruptcy filing as non-viable as a consequence of the economic downturn and, in connection with the Levitt and Sons bankruptcy, the mortgagee, Key Bank, was permitted by agreement to initiate and conclude a foreclosure leading to the acquisition of the property by Key Bank’s subsidiary. The City of Brooksville contended that, notwithstanding that the development had not proceeded and was not likely to proceed at any known time in the future, it was entitled to recover the face amount of the bonds in the approximate amount of $5.4 million. Woodbridge filed a suit for declaratory judgment (in the name of its surety, Westchester) against the City of Brooksville contending that the obligation under the bonds had terminated. In August 2010, Woodbridge was granted a motion for summary judgment. Subsequent to the motion being granted, the municipality appealed the decision. On March 8, 2012, the court of appeals reaffirmed the district court’s grant of Woodbridge’s motion for summary judgment.

In addition to the legal proceedings described above, see the section of this joint proxy statement/prospectus entitled “The Merger-Litigation Regarding the Merger.” See also the class action litigation described below under “BankAtlantic Bancorp and its Subsidiaries” which was filed on April 5, 2012 with respect to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T and includes a claim against BFC.

BankAtlantic Bancorp and its Subsidiaries

BankAtlantic Bancorp and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending and tax certificates. Although BankAtlantic Bancorp believes it has meritorious defenses in all current legal actions, the outcome of litigation and regulatory matters and timing of ultimate resolution are inherently difficult to predict and uncertain.

Reserves are accrued for matters in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. These accrual amounts as of December 31, 2011 and 2010 are not material to BankAtlantic Bancorp’s financial statements. The actual costs of resolving these legal claims may be substantially higher or lower than the amounts accrued for these claims.

A range of reasonably possible losses is estimated for matters in which it is reasonably possible that a loss has been incurred or that a loss is probable but not reasonably estimated. Management of BankAtlantic Bancorp currently estimates the aggregate range of reasonably possible losses as $0.8 million to $1.9 million in excess of the accrued liability relating to these legal matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2011. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Those matters for which a reasonable estimate is not possible are not included within this estimated range and, therefore, this estimated range does not represent BankAtlantic Bancorp’s maximum loss exposure.

In certain matters BankAtlantic Bancorp is unable to estimate the loss or reasonable range of loss until additional developments in the case provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters the claims are broad and the plaintiffs’ have not quantified or factually supported the claim.

BankAtlantic Bancorp believes that liabilities arising from the litigation and regulatory matters discussed below, in excess of the amounts currently accrued, if any, will not have a material impact on BankAtlantic Bancorp’s financial statements. However, due to the significant uncertainties involved in these legal matters, BankAtlantic Bancorp may incur losses in excess of accrued amounts, and an adverse outcome in these matters could be material to BankAtlantic Bancorp’s financial statements.

In re BankAtlantic Bancorp, Inc. Securities Litigation, No. 0:07-cv-61542-UU, United States District Court, Southern District of Florida

On October 29, 2007, Joseph C. Hubbard filed a class action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and five of its current or former officers. The defendants in this action are BankAtlantic Bancorp, James A. White, Valerie C. Toalson, Jarett S. Levan, John E. Abdo and Alan B. Levan. The complaint, which was later amended, alleged that during the purported class period of November 9, 2005 through October 25, 2007, BankAtlantic Bancorp and the named officers knowingly and/or recklessly made misrepresentations of material fact regarding BankAtlantic and specifically BankAtlantic’s loan portfolio and allowance for loan losses. The complaint asserted claims for violations of the Exchange Act and Rule 10b-5 promulgated thereunder, and sought unspecified damages. On December 12, 2007, the presiding court consolidated into Hubbard a separately filed action captioned Alarm Specialties, Inc. v. BankAtlantic Bancorp, Inc., No. 0:07—cv-61623-WPD. On February 5, 2008, the presiding court appointed State-Boston Retirement System lead plaintiff and Lubaton Sucharow LLP to serve as lead counsel pursuant to the provisions of the Private Securities Litigation Reform Act. The presiding court subsequently changed the caption to In re BankAtlantic Bancorp, Inc. Securities Litigation.

On November 18, 2010, a jury returned a verdict awarding $2.41 per share to shareholders who purchased shares of BankAtlantic Bancorp’s Class A Common Stock during the period of April 26, 2007 to October 26, 2007 and retained those shares until the end of the period. The jury rejected the plaintiffs’ claim for the six-month period from October 19, 2006 to April 25, 2007. Prior to the beginning of the trial, the plaintiffs abandoned any claim for any prior period.

On April 25, 2011, the presiding court granted the defendants’ post-trial motion for judgment as a matter of law and vacated the jury verdict, resulting in a judgment in favor of all defendants on all claims. The plaintiffs have appealed the court’s order setting aside the jury verdict with respect to certain of the defendants. The appeal has been fully briefed and the United States Court of Appeals for the Eleventh Circuit has heard oral argument on that appeal.

D.W. Hugo, individually and on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. BankAtlantic Bancorp, Inc., Alan B. Levan, Jarett S. Levan, Jay C. McClung, Marcia K. Snyder, Valerie Toalson, James A. White, John E. Abdo, D. Keith Cobb, Steven M. Coldren, and David A. Lieberman, Case No. 0:08-cv-61018-UU, United States District Court, Southern District of Florida

In July 2008, BankAtlantic Bancorp and certain of its officers and directors were named in a lawsuit which alleged that the individual defendants breached their fiduciary duties by engaging in certain lending practices with respect to BankAtlantic Bancorp’s commercial real estate loan portfolio. The complaint further alleged that BankAtlantic Bancorp’s public filings and statements did not fully disclose the risks associated with its commercial real estate loan portfolio and sought damages on behalf of BankAtlantic Bancorp. In July 2011, the case was dismissed and the parties exchanged mutual releases and neither the individual defendants nor BankAtlantic Bancorp made any monetary payments in connection with the dismissal.

Albert R. Feldman, Derivatively on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. v. Alan B. Levan, et al., Case No. 0846795 07

On December 2, 2008, the Circuit Court for Broward County stayed a separately filed action captioned Albert R. Feldman, Derivatively on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. Alan B. Levan, et al., Case No. 0846795 07. The Feldman case is a derivative case with allegations virtually identical to those made in the Hugo case described above. In August 2011, the parties entered into a stipulation of dismissal with prejudice with respect to all of the claims in this case, and the court entered an order of dismissal with respect to those claims. Neither the individual defendants nor BankAtlantic Bancorp made any payments in connection with the dismissal.

Jordan Arizmendi, et al., individually and on behalf of all others similarly situated, v. BankAtlantic, Case No. 09-059341 (19), Circuit Court of the 17th Judicial Circuit for Broward County, Florida

On November 8, 2010, two pending class action cases against BankAtlantic — Farrington v. BankAtlantic, and Rothman v. BankAtlantic — were consolidated, and a Consolidated Amended Class Action Complaint (the “ Class Action Complaint”) was filed. New purported named plaintiffs were added, and the case is now styled as Jordan Arizmendi, et al., individually and on behalf of all others similarly situated, v. BankAtlantic. The Class Action Complaint, which asserts claims for breach of contract and breach of the duty of good faith and fair dealing, alleges that BankAtlantic improperly re-sequenced debit card transactions, improperly assessed overdraft fees on positive balances, and improperly imposed sustained overdraft fees on customers one day sooner than provided for under the applicable account agreement. BankAtlantic has filed a motion to dismiss, which is pending with the court.

In re BankAtlantic Bancorp, Inc. Litig., Consol. C.A. No. 7068-VCL, Court of Chancery for the State of Delaware

On November 28, 2011, putative holders of direct or indirect interests in trust preferred securities issued by four trusts sponsored by BankAtlantic Bancorp (BBC Capital Trust II, BBC Capital Trust IX and BBC Capital Trust XII (collectively, the “Defendant Trusts”) and BBX Capital Trust 2007 I(A)) sued BankAtlantic Bancorp, the Defendant Trusts and BB&T alleging that the proposed sale of BankAtlantic to BB&T contemplated by the November 1, 2011 stock purchase agreement between the companies violated provisions contained in the indentures entered into between each of the four trusts and BankAtlantic Bancorp in connection with the issuance of the trust preferred securities. On December 27, 2011, Wilmington Trust Company, in its capacity as trustee under various indentures, declarations of trust and guarantee agreements relating to trust preferred securities issued by BBC Capital Trust II, BBC Capital Trust XI and BBX Capital Trust 2007 II(A) (collectively, the “Wilmington Trusts”) filed a declaratory judgment action against BankAtlantic Bancorp seeking a declaration that the proposed sale of BankAtlantic to BB&T under the terms of the stock purchase agreement violated provisions contained in the indentures relating to the trust preferred securities issued by the Wilmington Trusts. On December 30, 2011, Wells Fargo Bank, N.A., in its capacity as Institutional Trustee of BBC Capital Trust IX and BBC Capital Trust XII, filed a verified complaint in intervention against BankAtlantic Bancorp and BB&T. On January 6, 2012, Trapeza CDO I, LLC, Trapeza CDO II, LLC and Trapeza CDO III, LLC filed a verified complaint in intervention against BankAtlantic Bancorp, BBC Capital Trust V and BBC Capital Trust VI. On February 27, 2012, the Delaware Chancery Court found that the proposed transaction with BB&T, where BankAtlantic Bancorp would retain the trust preferred securities and BB&T would purchase all of the shares of BankAtlantic less certain assets to be retained by BankAtlantic Bancorp, violated the successor obligor provisions in the indentures underlying the trust preferred securities. The court permanently enjoined BankAtlantic Bancorp from proceeding with the sale of the stock of BankAtlantic to BB&T on the terms contemplated by the November 1, 2011 stock purchase agreement. Wilmington Trust Company and Wells Fargo have moved for reimbursement of the attorneys’ fees and expenses that they incurred in litigating the action. On March 13 2012, BankAtlantic Bancorp and BB&T amended the stock purchase agreement to require BB&T to assume BankAtlantic Bancorp’s trust preferred securities obligations upon the closing of the transaction, meeting the terms of the successor obligor provisions of the indentures.

J. Philip Max, individually and on behalf of all others similarly situated, v. Alan B. Levan, Jarett S. Levan, John E. Abdo, Steven M. Coldren, D. Keith Cobb, Charles C. Winningham II, Bruno L. Di Giulian, Willis N. Holcombe, David A. Lieberman, BankAtlantic Bancorp, Inc., BB&T Corporation, and BFC Financial Corporation, Case No. 12 09881, Circuit Court of the 17th Judicial Circuit for Broward County, Florida

On April 5, 2012, J. Phillip Max filed a class action complaint against BankAtlantic Bancorp and the members of its board of directors, as well as BB&T and BFC. The complaint alleges that the individual director defendants breached their fiduciary duties of care, good faith and loyalty by causing or permitting BankAtlantic Bancorp to sell substantially all of its assets to BB&T under the terms of the stock purchase agreement between BankAtlantic Bancorp and BB&T, as entered into on November 1, 2011 and amended on March 13, 2012. The complaint further alleges that BankAtlantic Bancorp, BB&T and BFC aided and abetted the alleged breaches of fiduciary duty. The complaint seeks damages as well as declaratory and equitable relief, including an injunction against the proposed transaction. The companies believe that the lawsuit is without merit and intend to defend against it vigorously.

Securities and Exchange Commission v. BankAtlantic Bancorp, Inc. and Alan B. Levan, Case No. 12-60082-CV-SCOLA, United States District Court, Southern District of Florida

On January 18, 2012, the SEC brought an action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and Alan B. Levan, BankAtlantic Bancorp’s Chairman and Chief Executive Officer, alleging that they violated securities laws by not timely disclosing known adverse trends in BankAtlantic Bancorp’s commercial real estate loans, selectively disclosing problem loans and engaging in improper accounting treatment of certain specific loans which may have resulted in a material understatement of its net loss in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2007. Further, the complaint alleges that Mr. Alan Levan intentionally misled investors in related earnings calls. The SEC is seeking a finding by the court of violations of securities laws, a permanent injunction barring future violations, civil money penalties and, in the case of Mr. Alan Levan, an order barring him from serving as an officer or director of a public company. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

Overdraft Processing Examination

As BankAtlantic Bancorp previously disclosed, the OTS advised BankAtlantic that it had determined that BankAtlantic had engaged in deceptive and unfair practices in violation of Section 5 of the Federal Trade Commission Act relating to certain of BankAtlantic’s deposit-related products. On June 2, 2011, the OTS concluded that BankAtlantic engaged in certain deceptive and unfair practices in violation of Section 5 of the Federal Trade Commission Act and OTS regulations and requested that BankAtlantic submit a restitution plan for OTS’ consideration. The OTS also advised BankAtlantic that it could be subject to civil money penalties. BankAtlantic believes it has complied with all applicable laws and OTS guidelines and, on July 5, 2011, BankAtlantic filed an appeal of the OTS’ positions. As a result of the integration of the OTS and the OCC, the appeal was reviewed by the OCC and, on February 27, 2012 the OCC concurred with the OTS’ determination that certain of BankAtlantic’s practices were deceptive in violation of Section 5 of the Federal Trade Commission Act, but found that those practices were not unfair under Section 5. Management of BankAtlantic Bancorp does not believe a restitution plan will be required or that there will be monetary damages as a result of these findings.

Bluegreen and its Subsidiaries

For information concerning the legal proceedings to which Bluegreen and its subsidiaries are subject, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Legal Proceedings.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Class A Common Stock Market Information

For market information with respect to BFC’s Class A Common Stock, including the high and low sales prices of such stock for each quarter since the beginning of 2010, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Class B Common Stock Market Information

BFC’s Class B Common Stock is quoted on the OTC Bulletin Board under the ticker symbol “BFCFB.OB.” The following table sets forth, for the indicated periods, the high and low trading prices for BFC’s Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System.

	High	Low
Calendar Year 2010
First quarter	$0.65	$0.60
Second quarter	1.25	0.85
Third quarter	0.85	0.85
Fourth quarter	0.85	0.35
Calendar Year 2011
First quarter	$0.45	$0.31
Second quarter	0.40	0.26
Third quarter	0.51	0.26
Fourth quarter	0.65	0.30
Calendar Year 2012
First quarter	$0.60	$0.25
Second quarter (through April 16, 2012)	0.93	0.45

Holders

As of April 16, 2012, there were approximately 665 record holders of BFC’s Class A Common Stock and approximately 430 record holders of BFC’s Class B Common Stock.

Dividends

For information with respect to the payment of dividends on BFC’s capital stock, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Since March 2009, BFC has not received cash dividends from BankAtlantic Bancorp. BankAtlantic Bancorp is currently prohibited from paying dividends on its Class A Common Stock or Class B Common Stock without first receiving the written non-objection of the Federal Reserve. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time. Under the terms of the stock purchase agreement between BankAtlantic Bancorp and BB&T, as amended on March 13, 2012, BB&T has agreed to assume the obligations with respect to the approximately $285 million in aggregate principal amount of BankAtlantic Bancorp’s outstanding TruPs, and BankAtlantic Bancorp has agreed to pay all accrued but unpaid interest on the TruPs through the closing of the transaction and to escrow certain other obligations relating to the TruPs.

BFC has not to date received cash dividends from Bluegreen, and certain of Bluegreen’s credit facilities contain terms which may limit the payment of cash dividends. In addition, the payment of dividends by Bluegreen is subject to declaration by Bluegreen’s board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2011, information regarding awards previously granted and then-outstanding, and securities authorized for issuance, under BFC’s equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants or rights	Weighted-average exercise price of outstanding options, warrants or rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options, warrants and rights)
Equity compensation plans approved by security holders	2,297,858	$0.41	2,470,696
Equity compensation plans not approved by security holders	—	—	—

Total	2,297,858	$0.41	2,470,696

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

BFC

Market risk is defined as the risk of loss arising from adverse changes in market valuations resulting from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. BFC’s primary market risk is equity price risk and interest rate risk.

Because BankAtlantic Bancorp and Bluegreen are consolidated in BFC’s financial statements, a significant change in the market price of the stock of those companies would not directly impact BFC’s financial results, but would likely have an effect on the market price of BFC’s Class A Common Stock and Class B Common Stock. The market price of BFC’s Class A Common Stock and Class B Common Stock, and the market prices of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock are important to the valuation and financing capability of BFC.

BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana. At December 31, 2011, the estimated fair value of BFC’s investment in Benihana’s Common Stock of approximately $16.2 million was based on the $10.23 per share closing price of Benihana’s Common Stock on the NASDAQ on December 30, 2011, the last trading day of the year ended December 31, 2011. A decline in the market price of Benihana’s Common Stock would have an adverse impact on BFC’s financial statements. In addition, the proceeds that BFC receives in the event it sells any of its shares of Benihana’s Common Stock will be dependent upon the market price of Benihana’s Common Stock at the time of the sale.

Woodbridge may be subject to interest rate risk on its long term debt. As of December 31, 2011, Woodbridge had variable interest rate debt of approximately $85.0 million. The variable interest rates are based upon the prevailing 3-month LIBOR rates. For variable rate financial instruments, interest rate changes do not generally affect the market value of the debt, but they do impact future earnings and cash flows, assuming other factors are held constant.

BankAtlantic Bancorp

The majority of BankAtlantic’s assets and liabilities are monetary in nature, subjecting BankAtlantic to significant interest rate risk because its assets and liabilities re-price at different times, market interest rates change differently among each rate indices and certain interest earning assets, primarily residential loans, may be prepaid before maturity as interest rates change.

BankAtlantic has developed a model using standard industry software to measure its interest rate risk. The model performs a sensitivity analysis that measures the effect on BankAtlantic’s net interest income of changes in interest rates. The model measures the impact that parallel interest rate shifts of 100 and 200 basis points would have on BankAtlantic’s net interest income over a 12-month period.

The model calculates the change in net interest income by:

i.	Calculating interest income and interest expense from existing assets and liabilities using current re-pricing, prepayment and volume assumptions;

ii.	Estimating the change in expected net interest income based on instantaneous and parallel shifts in the yield curve to determine the effect on net interest income; and

iii.	Calculating the percentage change in net interest income calculated in (i) and (ii).

Management of BankAtlantic Bancorp has made estimates of cash flow, prepayment, re-pricing and volume assumptions that it believes to be reasonable. Actual results will differ from the simulated results due to changes in interest rates that differ from the assumptions in the simulation model.

Certain assumptions by BankAtlantic Bancorp in assessing the interest rate risk during 2011 were utilized in preparing the following table. These assumptions related to:

•	Interest rates;

•	Loan prepayment rates;

•	Deposit decay rates;

•	Re-pricing of certain borrowings; and

•	Reinvestment in earning assets.

The prepayment assumptions used in the model are:

•	Fixed rate mortgages - 30%

•	Fixed rate securities - 26%

•	Tax certificates - 70%

•	Adjustable rate mortgages - 16%

•	Adjustable rate securities - 25%

Deposit runoff assumptions used in the model are as follows:

	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years
Money fund savings accounts decay rates	17%	17%	16%	14%
NOW and savings accounts decay rates	37%	32%	17%	17%

Presented below is an analysis of BankAtlantic’s estimated net interest income over a 12-month period calculated utilizing BankAtlantic Bancorp’s model (dollars are in thousands):

As of December 31, 2011
Changes in Rate	Net Interest Income	Percent Change
+200 bp	$123,008	14.61%
+100 bp	114,027	6.24%
0	107,327	—
-100 bp	103,897	-3.20%
-200 bp	103,662	-3.41%

As of December 31, 2010
Changes in Rate	Net Interest Income	Percent Change
+200 bp	$155,248	7.18%
+100 bp	149,079	2.92%
0	144,845	0.00%
-100 bp	139,818	-3.47%
-200 bp	136,919	-5.47%

BankAtlantic Bancorp, at its parent company level, has $337.1 million of outstanding junior subordinated debentures at December 31, 2011, of which $263.6 million bear interest at variable interest rates and adjust quarterly and $73.5 million bear interest at an 8.5% fixed rate. As of December 31, 2011, $304.2 million of the junior subordinated debentures are callable and $32.9 million become callable in 2012.

BankAtlantic’s residential loan portfolio includes interest-only loans. These loans are scheduled to re-price as follows (in thousands):

Year Ending December 31,	Amount (1)
2012	$49,121
2013	69,075
2014	29,462
2015	92,367
2016	94,200
Thereafter	48,192

Total interest only loans	$382,417

(1)	The above table assumes no prepayments.

Bluegreen

For information regarding Bluegreen’s market risk, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Quantitative and Qualitative Disclosures About Market Risk.”

MANAGEMENT

Board of Directors

BFC’s board of directors currently consists of eleven members, each of whom is serving for a term expiring at BFC’s 2012 annual meeting of shareholders. In addition, as previously described, BFC has agreed to cause the six current directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors on the effective date of the merger, in each case to serve for a term expiring at BFC’s first annual meeting of shareholders held after such date of appointment. A summary of the background and experience of each these individuals is set forth below.

Current Members of the Board of Directors

Alan B. Levan, age 67, formed the I.R.E. Group (predecessor to BFC) in 1972. Since 1978, he has been Chairman of the Board, President and Chief Executive Officer of BFC or its predecessors. Since 1994, he has been Chairman of the Board and Chief Executive Officer of BankAtlantic Bancorp and, since 1987, he has served as Chairman of the Board of BankAtlantic. Since 2002, Mr. Levan has also served as Chairman of the Board of Bluegreen, and since June 2009, he has served as a director of Benihana. He was Chairman of the Board and Chief Executive Officer of Woodbridge from 1985 until the consummation of the merger between BFC and Woodbridge in September 2009. BFC’s board of directors believes that Mr. Levan is a strong operating executive and that his proven leadership skills enhance the board and BFC. BFC’s board of directors also believes that

Mr. Levan’s management and directorship positions at BFC and BankAtlantic Bancorp and his directorship positions at Bluegreen and Benihana provide the board with critical insight regarding the business and prospects of each company. Alan B. Levan is the father of Jarett S. Levan.

John E. Abdo, age 68, has served as a director of BFC since 1988 and Vice Chairman of the Board of BFC since 1993. He has been Vice Chairman of the Board of BankAtlantic since April 1987, Chairman of the Executive Committee of BankAtlantic since October 1985 and Vice Chairman of the Board of BankAtlantic Bancorp since 1994. Mr. Abdo has served on the board of directors of Benihana since 1990 and currently serves as its Vice Chairman. He has also served as Vice Chairman of the Board of Bluegreen since 2002. Mr. Abdo is also President of Abdo Companies, Inc., a member of the board of directors of the Performing Arts Center Authority (“PACA”) and former President and current director and Chairman of the Finance Committee of the Broward Performing Arts Foundation. Mr. Abdo served as Vice Chairman of Woodbridge from 2001 until the consummation of the merger between BFC and Woodbridge during September 2009. BFC’s board of directors believes that it benefits from Mr. Abdo’s contributions to the board, many of which are the result of his extensive knowledge of the Florida business community and the business and affairs of BFC, BankAtlantic Bancorp, Bluegreen and Benihana based on his long history of service on behalf of those companies. BFC’s board of directors also believes that Mr. Abdo’s real estate background provides additional perspective to the board.

D. Keith Cobb, age 71, has been a director of BFC since 2004. Mr. Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing Certified Public Accountant at KPMG LLP, and was Vice Chairman and Chief Executive Officer of Alamo Rent A Car, Inc. from 1995 until its sale in 1996. Mr. Cobb has served on the board of directors of BankAtlantic Bancorp since 2003 and the board of directors of Alliance Data Systems Corporation since 2004. He also served on the board of directors of RHR International, Inc. from 1998 through 2008. BFC’s board of directors believes that it benefits from Mr. Cobb’s extensive accounting, banking, financial and board service background and that Mr. Cobb brings insight to the Board with respect to the Company’s business, financial condition and strategic development.

Darwin Dornbush, age 82, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Mr. Dornbush has been a partner in the law firm of Dornbush Schaeffer Strongin & Venaglia, LLP since 1964. He also served as Secretary of Cantel Medical Corp., a healthcare company, until 2010 and as a director of that company until 2009. In addition, Mr. Dornbush served as a member of the board of directors of Benihana from 1995 through 2005 and again from 2009 through January 2012. From 1983 until 2008, he served as Secretary of Benihana and its predecessor. BFC’s board of directors believes that it benefits from Mr. Dornbush’s experience in legal and business matters gained from his career as a practicing attorney and his previous and current memberships on public company boards.

Oscar Holzmann, age 69, has been a director of BFC since 2002. Mr. Holzmann has been an Associate Professor of Accounting at the University of Miami School of Business since 1980. He received his Ph.D. in Business Administration from Pennsylvania State University in 1974. BFC’s board of directors believes that Mr. Holzmann’s background gives him a unique perspective and position to contribute to the board. His accounting and financial knowledge also make him a valuable member of BFC’s audit committee.

Jarett S. Levan, age 38, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge and was appointed to serve as Executive Vice President of BFC during April 2011. He is the President and a director of BankAtlantic Bancorp and the Chief Executive Officer and President of BankAtlantic and has served in various capacities at BankAtlantic, including as Executive Vice President and Chief Marketing Officer; President, Alternative Delivery; President, BankAtlantic.com; and Manager of Investor Relations. He joined BankAtlantic as an attorney in the Legal Department in January 1998. He also serves as Chairman of the Cultural Foundation of Broward and as a director of the Broward Center for the Performing Arts, the Fort Lauderdale Museum of Art, the Museum of Discovery

and Science (Fort Lauderdale), the Broward Alliance, the Broward Workshop and the Broward County Cultural Council. BFC’s board of directors believes that Mr. Levan’s management and directorship positions at BankAtlantic Bancorp allow him to provide insight to the board with respect to its business and affairs as well as the financial services industry in general. Jarett S. Levan is the son of Alan B. Levan.

Alan J. Levy, age 72, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2005. Mr. Levy is the founder and, since 1980, has served as the President and Chief Executive Officer of Great American Farms, Inc., an agricultural company involved in the farming, marketing and distribution of a variety of fresh fruits and vegetables. BFC’s board of directors believes that Mr. Levy’s leadership skills and business experience gained from his service as the President and Chief Executive Officer of Great American Farms enhances the board.

Joel Levy, age 72, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Mr. Levy is currently the Vice Chairman of Adler Group, Inc., a commercial real estate company, and he served as President and Chief Operating Officer of Adler Group from 1984 through 2007. Mr. Levy also serves as President and Chief Executive Officer of JLRE Consulting, Inc. Mr. Levy is a Certified Public Accountant with vast experience in public accounting. BFC’s board of directors believes that Mr. Levy’s experience relating to the real estate industry gained from his executive positions at Adler Group and JLRE Consulting and his previous directorship at Woodbridge provide meaningful insight to the board and that, based on his finance and accounting background, Mr. Levy makes important contributions to BFC’s audit committee.

William Nicholson, age 66, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Since May 2010, Mr. Nicholson has served as a principal of Heritage Capital Group, an investment banking firm. He also served as a principal of Heritage Capital Group from December 2003 through March 2009. In addition, since 2004, Mr. Nicholson has served as President of WRN Financial Corporation and, since 2008, he has been a principal with EXP Loan Services LLC. He was also the Managing Director of BSE Management, LLC from March 2009 through April 2010. BFC’s board of directors believes that, because of Mr. Nicholson’s extensive knowledge of the capital and financial markets and broad experience working with the investment community, Mr. Nicholson provides important insight to the board on financial issues.

Neil Sterling, age 60, has served as a director of BFC since 2003. Mr. Sterling has been the principal of The Sterling Resources Group, Inc., a business development consulting firm, since 1998. He is also the principal of SRG Technology, LLC, a software development and sales company, and New River Consulting Group, LLC, a business development consulting firm. As a successful business consultant, BFC’s board of directors believes that Mr. Sterling brings strategic insight to the board, both with respect to BFC’s business and investments as well as emerging business models.

Seth M. Wise, age 42, has served as a director and Executive Vice President of BFC since he was appointed to such positions in connection with the consummation of the merger between BFC and Woodbridge during September 2009. Since July 2005, Mr. Wise has served as President of Woodbridge after serving as its Executive Vice President since September 2003. At the request of Woodbridge, Mr. Wise served as President of Levitt and Sons, LLC, the former wholly owned homebuilding subsidiary of Woodbridge, prior to its filing for bankruptcy on November 9, 2007. He also previously was Vice President of Abdo Companies, Inc. BFC’s board of directors believes that Mr. Wise’s experience and background in the real estate industry gained from his executive positions at Woodbridge and Abdo Companies enhance the board’s knowledge and insight relating to BFC’s operations and the real estate industry.

Directors of Bluegreen to be Appointed to BFC’s Board of Directors at the Effective Time of the Merger

James R. Allmand, III, age 63, became a director of Bluegreen in July 2011. Mr. Allmand has over thirty years of resort real estate and hospitality operations management experience in luxury resort hotels, marinas and master planned residential real estate, including over twenty-five years of regional multi-property responsibilities in Florida. Since 2008, he has served as the Vice President of Operations and Resort Real Estate of Global Resort Development, Inc., an international resort development consulting company. Prior to that time, he served as General Manager of, and provided consulting services to, Sandals Grande Antigua Resort & Spa from 2007 to 2008. He also served as Director of Advisory Services of IAG Florida Inc., a commercial, residential and hospitality development oriented company, from 2004 to 2007, and General Manager and Vice President of Hyatt Regency Pier Sixty-Six in Fort Lauderdale, Florida from 1993 to 2004. Based on his extensive experience in the real estate and hospitality industries, Mr. Allmand is expected to provide valuable insight and contributions to BFC’s board of directors.

Norman H. Becker, age 74, became a director of Bluegreen in March 2003. Mr. Becker is currently, and has been for more than ten years, self-employed as a Certified Public Accountant. Mr. Becker is also the Chief Financial Officer and Treasurer of Proguard Acquisition Corp. as well as a member of its board of directors. Mr. Becker was previously a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for more than ten years. Mr. Becker is also a director of Benihana. It is expected that Mr. Becker will provide valuable insight to BFC’s board of directors based on his business, financial and accounting expertise.

Lawrence A. Cirillo, age 73, became a director of Bluegreen in October 2003. Mr. Cirillo was Principal Partner and President of Atlantic Chartering, an oil tanker brokerage company, from 1979 until Atlantic Chartering merged with Seabrokers, Inc., a subsidiary of Clarkson, Ltd. Mr. Cirillo served as a Vice President of Seabrokers, Inc. until 2000. Since 2000, Mr. Cirillo has served as an oil tanker broker with Southport Maritime, Inc. It is expected that BFC’s board of directors will benefit from Mr. Cirillo’s business experience generally and within the sales industry in particular.

Mark A. Nerenhausen, age 57, became a director of Bluegreen in October 2003. Since 2011, Mr. Nerenhausen has served as a professor and a director of the Syracuse University Janklow Arts Leadership Program. In addition, since August 2010, Mr. Nerenhausen has been a Principal of ZSP Consulting. From March 2009 through July 2010, Mr. Nerenhausen served as President and Chief Executive Officer of the AT&T Performing Arts Center in Dallas, Texas. He previously served as President and Chief Executive Officer of PACA from 1998 through March 2009. Mr. Nerenhausen’s leadership skills and business and management experience gained from his service in Principal, President and Chief Executive Officer positions, including the sales aspects of his positions, is expected to be valuable to BFC’s board of directors.

Arnold Sevell, age 64, became a director of Bluegreen in 2002. For more than fifteen years, Mr. Sevell has been the President of Sevell Realty Partners, Inc., a full-service commercial real estate firm, and its affiliated entities, Sevell Realty Holdings, LLC, Sevell Family Holdings, LLC and Sevell Residential Realty LLC. Mr. Sevell also serves as a member of the Planning and Zoning Board of Boca Raton, Florida. Mr. Sevell is expected to provide expertise and insight to BFC’s board of directors as a result of his knowledge of, and experience within, the real estate industry and his insight into real estate markets generally.

Orlando Sharpe, age 53, became a director of Bluegreen in July 2011. Mr. Sharpe founded Sharpe Project Developments, Inc., a real estate development company, in 1990 and has served as its President since that time. From 1986 to 1990, he was employed with Arvida/JMP Partners, L.P., a residential real estate development company, where he managed the design, construction, development and property management for several office buildings, retail centers, hotels, restaurants, warehouses and mixed use commercial parks. Prior to that time, he was employed by the Weitz Co. General Contractors as a project manager on various commercial projects. His background also includes professional experience with a number of architectural and engineering firms. Mr. Sharpe’s knowledge of the real estate industry generally and particularly with respect to real estate development and current trends in the industry is expected to be valuable to BFC’s board of directors.

Director Independence

BFC’s board of directors has determined that D. Keith Cobb, Darwin Dornbush, Oscar Holzmann, Alan J. Levy, Joel Levy, William Nicholson and Neil Sterling, who together comprise a majority of the board, are independent. For purposes of making its independence determinations, BFC’s board of directors used definition of “independence” set forth in the listing standards of the NYSE. With respect to each of the directors determined to be independent, BFC’s board of directors specifically discussed and considered the following relationships, each of which the board determined did not constitute a material relationship that would impair the director’s independence:

•	Mr. Cobb serves on the board of directors of BankAtlantic Bancorp. Mr. Cobb is also Chairman of the audit committee of BankAtlantic Bancorp’s board of directors.

•

Mr. Cobb is also a member of the board of directors of the Nova Southeastern University H. Wayne Huizenga School of Business and Entrepreneurship. Alan B. Levan is a Trustee of Nova Southeastern University and the Chairman of its Finance Committee. Additionally, during 2010, BankAtlantic and its affiliated entities together made donations of $1,000 to the Nova Southeastern University H. Wayne Huizenga School of Business and Entrepreneurship.

•

Messrs. Cobb and Alan Levy serve as members of Broward Workshop with Messrs. Alan Levan, Abdo and Jarett Levan. In addition, Mr. Alan Levy serves on the board of directors of the Fort Lauderdale Museum of Art with Mr. Jarett Levan.

•

Each of Mr. Alan Levy and Great American Farms, Inc., a corporation of which Mr. Alan Levy is the President and Chief Executive Officer, Mr. Joel Levy and an entity with which he is affiliated, and Mr. Holzmann have a banking relationship with BankAtlantic in the ordinary course of BankAtlantic’s business.

•	Mr. Dornbush served as Secretary of Benihana from 1983 until 2008 and as a member of Benihana’s board of directors from 1995 through 2005 and again from 2009 through January 2012.

BFC’s board of directors also determined that James R. Allmand, III, Norman H. Becker, Lawrence A. Cirillo, Arnold Sevell and Orlando Sharpe, five of the six directors of Bluegreen to be appointed to BFC’s board of directors at the effective time of the merger, will, assuming there is no change in their current relationships with BFC, be independent with respect to BFC under the listing standards of the NYSE. In determining Mr. Becker’s independence, BFC’s board of directors specifically considered the fact that he serves on the board of directors of Benihana.

Executive Officers

The following individuals currently serve as executive officers of BFC. It is currently expected that each of these individuals will continue to serve in their respective capacities as executive officers of BFC following the merger.

Name	Position
Alan B. Levan	Chairman of the Board, Chief Executive Officer and President
John E. Abdo	Vice Chairman of the Board
Jarett S. Levan	Executive Vice President and Director
Seth M. Wise	Executive Vice President and Director
John K. Grelle	Executive Vice President, Chief Financial Officer and Chief Risk Officer
Maria R. Scheker	Senior Vice President and Chief Accounting Officer

All executive officers serve until they resign or are replaced or removed by BFC’s board of directors.

The following additional information is provided for the executive officers shown above who are not also directors of BFC:

John K. Grelle, age 68, joined BFC as acting Chief Financial Officer on January 11, 2008. Mr. Grelle was appointed Executive Vice President and Chief Financial Officer of BFC on May 20, 2008 and Chief Risk Officer on September 16, 2011. From May 2008 until the consummation of the merger between BFC and Woodbridge during September 2009, Mr. Grelle also served as Executive Vice President, Chief Financial Officer and principal accounting officer of Woodbridge. Prior to joining BFC, Mr. Grelle served as a Partner of Tatum, LLC, an executive services firm. From 2003 through October 2007, when Mr. Grelle joined Tatum, LLC, Mr. Grelle was the founder and principal of a business formation and strategic development consulting firm. From 1996 through 2003, Mr. Grelle served as Senior Vice President and Chief Financial Officer of ULLICO Inc. and, from 1993 through 1995, he served as Managing Director of DCG Consulting. Mr. Grelle has also been employed in various other executive and financial positions throughout his career, including Chairman and Chief Executive Officer of Old American Insurance Company; Controller of the Financial Services Division of American Can Company (later known as Primerica); Chairman, President and Chief Executive Officer of National Benefit Life, a subsidiary of Primerica; President of Bell National Life; Senior Vice President and Chief Financial Officer of American Health and Life; Controller of Sun Life America; and Director of Strategic Planning and Budgeting for ITT Hamilton Life. Mr. Grelle is a former member of the board of directors of the N.Y. Council of Life Insurers.

Maria R. Scheker, age 54, was appointed Chief Accounting Officer of BFC in April 2007. Ms. Scheker joined BFC in 1985 and has held various positions with BFC during this time, including Assistant Controller from 1993 through 2003. Ms. Scheker was appointed Controller of BFC in 2003 and Senior Vice President of BFC in March 2006. Ms. Scheker has been a Certified Public Accountant in the State of Florida since 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BFC may be deemed to be controlled by Alan B. Levan, who serves as Chairman, Chief Executive Officer and President of BFC, and John E. Abdo, who serves as Vice Chairman of BFC. Together, Messrs. Levan and Abdo may be deemed to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 72% of BFC’s total voting power. See “Security Ownership of Certain Beneficial Owners and Management” below for further information with respect to the share ownership of each of Messrs. Levan and Abdo.

BFC may be deemed to be the controlling shareholder of BankAtlantic Bancorp and Bluegreen. BFC also has a direct non-controlling interest in Benihana. Alan B. Levan and John E. Abdo are each executive officers and directors of BankAtlantic Bancorp and BankAtlantic, and directors of Bluegreen and Benihana. In addition, Jarett S. Levan, the son of Alan B. Levan, is an executive officer and director of BFC, BankAtlantic Bancorp and BankAtlantic. Mr. Jarett Levan’s total compensation from BankAtlantic Bancorp and BankAtlantic was approximately $480,893 and $700,677 during the years ended December 31, 2011 and 2010, respectively. In addition, Mr. Jarett Levan received compensation from BFC valued at a total of approximately $115,500 and $55,000 during the years ended December 31, 2011 and 2010, respectively. See “Executive Compensation—Summary Compensation Table” below for information regarding the compensation paid to Messrs. Alan Levan and Abdo by BFC, BankAtlantic Bancorp (including BankAtlantic) and Bluegreen for the years ended December 31, 2011 and 2010.

The following table presents related party transactions relating to the shared service arrangements between BFC, BankAtlantic Bancorp and Bluegreen for the years ended December 31, 2011 and 2010. All amounts were eliminated in consolidation (in thousands).

		For the Year Ended December 31, 2011
		BFC	BankAtlantic Bancorp	Bluegreen
Shared service income (expense)	(a)	$1,688	(1,292)	(396)
Facilities cost and information technology	(b)	$(410)	359	51

		For the Year Ended December 31, 2010
		BFC	BankAtlantic Bancorp	Bluegreen
Shared service income (expense)	(a)	$2,565	(2,105)	(460)
Facilities cost and information technology	(b)	$(544)	484	60

(a)	Pursuant to the terms of shared service agreements between BFC and BankAtlantic Bancorp, subsidiaries of BFC provide human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services.

(b)	As part of the shared service arrangement, BFC pays BankAtlantic and Bluegreen for the cost of office facilities utilized by BFC and its shared service operations. BFC also pays BankAtlantic for information technology related services pursuant to a separate agreement. BankAtlantic received approximately $91,000 and $154,000 from BFC under the information technology services agreement during the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, BFC had cash and cash equivalents accounts at BankAtlantic with balances of approximately $0.2 million and $1.8 million, respectively. These accounts were on the same general terms as deposits made by unaffiliated third parties. BFC received nominal interest with respect to these accounts during the years ended December 31, 2011 and 2010.

In addition to the accounts described above, during 2010, BFC invested funds at BankAtlantic through the Certificate of Deposit Account Registry Service (“CDARS”) program, which facilitates the placement of funds into certificates of deposit issued by other financial institutions in increments less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC coverage. During the year ended December 31, 2010, BFC had up to $7.7 million deposited at BankAtlantic through the CDARS program. BFC did not have any funds invested through this program at BankAtlantic as of December 31, 2010 or at any time during the year ended December 31, 2011.

In June 2010, BankAtlantic Bancorp and BankAtlantic entered into a real estate advisory service agreement with BFC for assistance relating to the work-out of loans and the sale of real estate owned. Under the terms of the agreement, BFC receives a monthly fee of $12,500 from each of BankAtlantic and BankAtlantic Bancorp and, if BFC’s efforts result in net recoveries of any non-performing loan or the sale of real estate owned, BFC will receive a fee equal to 1% of the net value recovered. During the years ended December 31, 2011 and 2010, BFC was paid approximately $0.7 million and $0.8 million, respectively, of real estate advisory service fees under this agreement.

In connection with BankAtlantic Bancorp’s then ongoing rights offering to its shareholders, during June 2010, BFC loaned approximately $8.0 million to BankAtlantic Bancorp. BankAtlantic Bancorp executed a promissory note in favor of BFC with a maturity date of July 30, 2010. The note provided for payment either in cash or shares of BankAtlantic Bancorp’s Class A Common Stock, depending on the results of the rights offering and the number of shares allocable to BFC pursuant to its exercise of subscription rights in the rights offering.

During July 2010, BankAtlantic Bancorp satisfied the promissory note in full through the issuance of shares of BankAtlantic Bancorp’s Class A Common Stock, which were in addition to the shares previously issued to BFC as a result of its exercise of subscription rights in the rights offering.

During the year ended December 31, 2010, Bluegreen reimbursed BFC approximately $1.4 million for certain expenses incurred in assisting Bluegreen in its efforts to explore additional sources of liquidity. Additionally, during the years ended December 31, 2011 and 2010, Bluegreen paid a subsidiary of BFC approximately $0.7 million and $1.3 million, respectively, for a variety of management advisory services. In addition, BFC has an agreement with Bluegreen relating to the maintenance of different independent registered public accounting firms. Pursuant to this agreement, Bluegreen has reimbursed BFC approximately $0.6 million in connection with certain reviews and procedures performed by BFC’s independent registered public accounting firm at Bluegreen as part of its financial statement audit for 2010, and it is expected that Bluegreen will reimburse BFC approximately $0.5 million in connection with the 2011 audit.

Beginning in 2009, Bluegreen entered into a land lease with Benihana, who constructed and operates a restaurant on one of Bluegreen’s land parcels. Under the terms of the lease, Bluegreen receives payments from Benihana of approximately $0.1 million annually.

During December 2009, Benihana engaged a subsidiary of BFC to provide certain management, financial advisory and other consulting services. For the year ended December 31, 2010, the consulting fees payable to BFC’s subsidiary under this arrangement were approximately $650,000. This engagement ceased during November 2010. In addition, during 2010, Benihana engaged a separate subsidiary of BFC to provide insurance and risk management services. For the year ended December 31, 2010, BFC’s subsidiary received approximately $45,000 under this arrangement. This engagement ceased during January 2011.

In prior periods, BankAtlantic Bancorp issued options to purchase shares of BankAtlantic Bancorp’s Class A Common Stock to employees of BFC. Additionally, certain employees of BankAtlantic Bancorp have transferred to affiliate companies, and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. BankAtlantic Bancorp from time to time also issues options and restricted stock awards to employees of BFC that perform services for BankAtlantic Bancorp. During the year ended December 31, 2010, BankAtlantic Bancorp granted 15,000 restricted shares of its Class A Common Stock to employees of BFC that perform services for BankAtlantic Bancorp. These stock awards are scheduled to vest in equal annual installments over a four-year period. There were no options exercised by former BankAtlantic Bancorp employees during the years ended December 31, 2011 or 2010. Expenses relating to all options and restricted stock awards granted by BankAtlantic Bancorp to BFC employees, as described in this paragraph, were approximately $51,000 and $77,000 for the years ended December 31, 2011 and 2010, respectively.

BankAtlantic Bancorp’s options and non-vested restricted stock outstanding to employees of BFC consisted of the following as of December 31, 2011 and 2010:

	As of December 31, 2011		As of December 31, 2010
	BankAtlantic Bancorp Class A Common Stock	Weighted Average Price	BankAtlantic Bancorp Class A Common Stock	Weighted Average Price
Options outstanding	6,999	$311.03	9,551	$276.31
Non-vested restricted stock	11,250	—	15,000	—

BFC and BankAtlantic Bancorp utilize certain services of the law firm of Greenspoon Marder, successor to Ruden, McClosky, Smith, Schuster & Russell, P.A. (“Ruden McClosky”). Bruno Di Giulian, a director of BankAtlantic Bancorp, was of counsel to Ruden McClosky until his retirement from the firm in 2006. From the date of his retirement through October 2011, Mr. Di Giulian was paid approximately $12,000 per year in residual compensation from Ruden McClosky. During the years ended December 31, 2011 and 2010, BankAtlantic Bancorp paid fees to Ruden McClosky totaling $250,000 and $181,000, respectively, and BFC paid fees to Ruden McClosky totaling $19,000 and $203,000, respectively.

Certain of BFC’s affiliates, including its executive officers, have independently made investments with their own funds in both public and private entities that BFC sponsored in 2001 and in which it holds investments.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning compensation which, during the years ended December 31, 2011 and 2010, BFC, BankAtlantic Bancorp (including BankAtlantic) and Bluegreen paid to or accrued on behalf of BFC’s Chief Executive Officer and each of the next two most highly compensated executive officers of BFC during the year ended December 31, 2011 (collectively, the “Named Executive Officers”).

Name and Principal Position	Source (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($)	Non-equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Alan B. Levan, Chairman of the Board, President and Chief Executive Officer	BFC	2011	1,046,712	—	162,000	—	—	—	261,837	1,470,549
	BBX	2011	503,519	—	—	—	—	(19,630)	11,675	495,564
	BXG	2011	—	—	—	—	—	—	100	100

			1,550,231	—	162,000	—	—	(19,630)	273,612	1,966,213

	BFC	2010	1,035,865	—	—	—	—	—	260,384	1,296,249
	BBX	2010	552,716	—	310,000	—	23,663	(19,539)	15,328	882,168
	BXG	2010	—	—	—	—	—	—	100	100

			1,588,581	—	310,000	—	23,663	(19,539)	275,812	2,178,517

John E. Abdo, Vice Chairman of the Board	BFC	2011	1,046,712	—	162,000	—	—	—	306,240	1,514,952
	BBX	2011	503,519	—	—	—	—	(8,344)	40	495,215
	BXG	2011	—	—	—	—	—	—	6,351	6,351

			1,550,231	—	162,000	—	—	(8,344)	312,631	2,016,518

	BFC	2010	1,035,865	—	—	—	—	—	306,240	1,342,105
	BBX	2010	552,716	—	310,000	—	23,663	(8,313)	420	878,486
	BXG	2010	—	—	—	—	—	—	6,351	6,351

			1,588,581	—	310,000	—	23,663	(8,313)	313,011	2,226,942

Seth M. Wise, Executive Vice President	BFC	2011	525,000	—	107,991	—	—	—	7,200	640,191
	BBX	2011	—	—	—	—	—	—	—	—
	BXG	2011	—	—	—	—	—	—	—	—

			525,000	—	107,991	—	—	—	7,200	640,191

	BFC	2010	472,662	—	—	—	—	—	7,062	479,724
	BBX	2010	—	—	—	—	—	—	—	—
	BXG	2010	—	—	—	—	—	—	—	—

			472,662	0	0	0	0	0	7,062	479,724

(1)	Amounts identified as BFC represent amounts paid or accrued by BFC. Amounts identified as BBX represent amounts paid or accrued by BankAtlantic Bancorp and BankAtlantic. Amounts identified as BXG represent amounts paid or accrued by Bluegreen. Mr. Wise did not receive any compensation from BankAtlantic Bancorp, BankAtlantic or Bluegreen during 2011 or 2010.

(2)	On September 16, 2011, BFC’s Compensation Committee approved the grant of restricted shares of BFC’s Class A Common Stock to certain officers of BFC and its subsidiaries, including 450,000 restricted shares to each of Messrs. Alan Levan and Abdo and 299,975 restricted shares to Mr. Wise. The restricted stock awards were granted under BFC’s 2005 Stock Incentive Plan and will cliff vest at the end of the four year service period on September 16, 2015. On February 23, 2010, each of Messrs. Alan Levan and Abdo received 50,000 restricted shares of BankAtlantic Bancorp’s Class A Common Stock. These restricted stock awards were granted under BankAtlantic Bancorp’s 2005 Restricted Stock Option Plan and will vest in four equal annual installments, with the first two installments having vested on February 23, 2011 and 2012. Assumptions used in the calculation of the grant date fair value of these awards are included in Note 24 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus.
(3)	During 2006, BankAtlantic Bancorp’s board of directors and shareholders approved BankAtlantic Bancorp’s 2006 Performance-Based Annual Incentive Plan, which was designed to advance the interests of BankAtlantic Bancorp and its shareholders by providing certain of BankAtlantic Bancorp’s key executives with annual incentive compensation tied to the achievement of pre-established and objective performance goals and to promote the success and profitability of BankAtlantic Bancorp’s business. During 2010 and 2011, all members of the Executive Management Council of BankAtlantic, including Messrs. Alan Levan and Abdo, were eligible to receive bonuses ranging from 50% to 200% of the applicable executive officer’s base salary based, in whole or in part, upon the achievement of quarterly and annual threshold objectives, including objectives related to reductions in core non-interest expense and targets for core earnings. The amounts for 2010 represent amounts earned by Messrs. Alan Levan and Abdo based on the achievement of the performance objectives for the first quarter of 2010. While the annual performance objective related to core earnings established for 2010 was achieved, in light of the overall financial environment, and based on the recommendation of Mr. Alan Levan and the concurrence of BankAtlantic Bancorp’s other “named executive officers,” BankAtlantic Bancorp’s compensation committee determined not to grant any bonuses related to the achievement of that objective. No amounts were paid to Messrs. Alan Levan or Abdo, or accrued by BankAtlantic Bancorp on behalf of Messrs. Alan Levan or Abdo, with respect to the performance objectives established under the plan for 2011.
(4)	Represents the decrease in the actuarial present value of accumulated benefits under the Retirement Plan for Employees of BankAtlantic (the “BankAtlantic Retirement Plan”). Additional information regarding the BankAtlantic Retirement Plan is set forth in the narrative accompanying the table entitled “Pension Benefits — 2011” below.
(5)	Items included under “All Other Compensation” for 2011 for each of the Named Executive Officers are set forth in the table below:

	Levan	Abdo	Wise
BFC
Perquisites and other benefits	$112,637	$—	$—
Amounts paid for life and disability insurance premiums	135,567	—	—
Management fees paid to Abdo Companies, Inc.	—	306,240	—
Amount paid for automobile expenses	13,633	—	7,200

All other compensation	$261,837	$306,240	$7,200

BBX
Perquisites and other benefits	$11,635	$—	$—
Dividends on restricted stock, REIT shares	40	40	—

All other compensation	$11,675	$40	$—

BXG
Perquisites and other benefits	$—	$6,251	$—
Directors fees	100	100	—

All other compensation	$100	$6,351	$—

The value of perquisites and other benefits included in the rows entitled “Perquisites and other benefits” in the table above is calculated based on their incremental cost to the respective company, which is determined based on the actual cost of providing these perquisites and other benefits. All perquisites and other benefits received in 2011 by Mr. Alan Levan from BFC related to his personal use of BFC’s tickets to entertainment and sporting events.

Mr. Abdo is the principal shareholder and Chief Executive Officer of Abdo Companies, Inc.

Messrs. Alan Levan and Abdo are not officers of Bluegreen; however, they serve as Chairman and Vice Chairman, respectively, of Bluegreen’s board of directors. As indicated in the table above, Messrs. Alan Levan and Abdo each received a cash fee of $100 from Bluegreen for their service as directors of Bluegreen during 2011. Mr. Abdo also received perquisites and other benefits from Bluegreen valued at $6,251.

Outstanding Equity Awards at Fiscal Year-End—2011

The following table sets forth certain information regarding equity-based awards of BFC held by the Named Executive Officers as of December 31, 2011.

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock that have not Vested		Market Value of Shares or Units of Stock that have not Vested	Equity Incentive Plan Awards Number of Unearned Share, Units or Other Rights that have not Vested	Equity Incentive Plan Awards Market or Payout Value or Unearned Shares, Units or Other Rights that have not Vested
Alan B. Levan	210,579	(1)(3)	—		N/A	$0.41	(9)	2/7/2013
	93,750	(1)(4)	—			$0.41	(9)	7/28/2014
	76,340	(2)(5)	76,340	(2)(5)		$0.41		9/21/2014
	75,000	(2)(6)	—			$0.41	(9)	7/11/2015
	75,000	(2)(7)	—			$0.41	(9)	6/5/2016
	—		75,000	(2)(8)		$0.41	(9)	6/4/2017
									450,000	(10)	$157,500	N/A	N/A
John E. Abdo	210,579	(1)(3)	—		N/A	$0.41	(9)	2/7/2013
	93,750	(1)(4)	—			$0.41	(9)	7/28/2014
	93,690	(2)(5)	93,690	(2)(5)		$0.41		9/21/2014
	75,000	(2)(6)	—			$0.41	(9)	7/11/2015
	75,000	(2)(7)	—			$0.41	(9)	6/5/2016
	—		75,000	(2)(8)		$0.41	(9)	6/4/2017
									450,000	(10)	$157,500	N/A	N/A
Seth M. Wise	39,912	(2)(5)	39,912	(2)(5)	N/A	$0.41		9/21/2014	299,975	(10)	$104,991	N/A	N/A

(1)	Represents options to purchase shares of BFC’s Class B Common Stock.
(2)	Represents options to purchase shares of BFC’s Class A Common Stock.
(3)	Vested on February 7, 2008.
(4)	Vested on July 28, 2009.
(5)	Vests in four equal annual installments. The first two installments vested on September 21, 2010 and 2011.
(6)	Vested on July 11, 2010.
(7)	Vested on June 5, 2011.
(8)	Vests on June 4, 2012.
(9)	Options were re-priced on September 21, 2009 to a new exercise price of $0.41 per share (the closing price of BFC’s Class A Common Stock as quoted on the Pink Sheets on September 21, 2009).
(10)	Vests on September 16, 2015.

The following table sets forth certain information regarding equity-based awards of BankAtlantic Bancorp held by the Named Executive Officers as of December 31, 2011.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (1) Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Alan B. Levan	3,135	(2)		N/A	$213.96	3/4/2012
	3,135	(3)			$185.26	3/31/2013
	2,400	(4)			$455.00	7/5/2014
	2,400	(5)			$475.50	7/11/2015
							37,500	(6)	$126,750	N/A	N/A
John E. Abdo	2,900	(2)		N/A	$213.96	3/4/2012
	2,900	(3)			$185.26	3/31/2013
	1,600	(4)			$455.00	7/5/2014
	1.600	(5)			$475.50	7/11/2015
							37,500	(6)	$126,750	N/A	N/A
Seth M. Wise	522	(2)		N/A	$213.96	3/4/2012
	523	(3)			$185.26	3/31/2013
	200	(4)			$455.00	7/5/2014

(1)	All options are to purchase shares of BankAtlantic Bancorp’s Class A Common Stock.
(2)	Vested on March 4, 2007.
(3)	Vested on March 31, 2008.
(4)	Vested on July 6, 2009.
(5)	Vested on July 12, 2010.
(6)	Vesting pro-rata over four years, with the first two installments having vested on February 23, 2011 and 2012. Includes 12,500 shares for each of Messrs. Alan Levan and Abdo which vested with the second installment on February 23, 2012.

The following table sets forth certain information regarding equity-based awards of Bluegreen held by Messrs. Alan Levan and Abdo as of December 31, 2011. Mr. Wise does not currently hold, and as of December 31, 2011 did not hold, any equity-based awards of Bluegreen.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Alan B. Levan
	50,000	(1)			—	$18.36	7/20/2015	—		—	—	—
	50,000	(2)			—	$12.07	7/19/2016	—		—	—	—
			50,000	(3)	—	$11.98	7/18/2017	—		—	—	—
			71,000	(4)	—	$7.50	5/21/2015	—		—	—	—
			50,000	(5)	—	$9.31	5/21/2018	—		—	—	—
					—	—	—	71,000	(4)	$199,510	—	—
John E. Abdo
	50,000	(1)			—	$18.36	7/20/2015	—		—	—	—
	50,000	(2)			—	$12.07	7/19/2016	—		—	—	—
			50,000	(3)	—	$11.98	7/18/2017	—		—	—	—
			71,000	(4)	—	$7.50	5/21/2015	—		—	—	—
			50,000	(5)	—	$9.31	5/21/2018	—		—	—	—
					—	—	—	71,000	(4)	$199,510	—	—

(1)	Vested on July 20, 2005.
(2)	Vested on July 19, 2011.
(3)	Vests on July 18, 2012.
(4)	Scheduled to vest on May 21, 2013; however, in the event of a change-in-control of Bluegreen at a price of at least $12.50 per share of Bluegreen’s Common Stock, a percentage (of up to 100%) of the options and restricted shares will vest depending on both the timing of the change-in-control and the actual price for a share of Bluegreen’s Common Stock in the transaction which results in the change-in-control. The proposed merger between BFC and Bluegreen described in this joint proxy statement/prospectus will not result in the acceleration of these options or restricted stock awards.
(5)	Vests on May 21, 2013.

Pension Benefits—2011

The following table sets forth certain information with respect to accumulated benefits as of December 31, 2011 under any BFC, BankAtlantic Bancorp, BankAtlantic or Bluegreen plan that provides for payments or other benefits to Messrs. Alan Levan and Abdo at, following, or in connection with, retirement. Mr. Wise is not entitled to receive any payment or other benefit at, following, or in connection with, retirement under any such plan.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)		Payments During Last Fiscal Year
Alan B. Levan	Retirement Plan for Employees of BankAtlantic	26	$1,022,358	(2)	$0
John E. Abdo	Retirement Plan for Employees of BankAtlantic	14	424,580	(3)	0

(1)	Assumptions used in the calculation of these amounts are included in footnote 18 to the consolidated financial statements included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 30, 2012, except that retirement age was assumed to be 65, the normal retirement age as defined in the BankAtlantic Retirement Plan.

(2)	Represents the present value of accumulated benefits under the BankAtlantic Retirement Plan and the supplement retirement benefit described below.
(3)	Represents the present value of accumulated benefits under the BankAtlantic Retirement Plan. Mr. Abdo is not entitled to the supplemental retirement benefit described below.

BankAtlantic Retirement Plan

Messrs. Alan Levan and Abdo are participants in the BankAtlantic Retirement Plan, which is a defined benefit plan. Effective December 31, 1998, BankAtlantic Bancorp froze the benefits under the BankAtlantic Retirement Plan. Participants who were employed at December 1, 1998 became fully vested in their benefits under the BankAtlantic Retirement Plan. While the BankAtlantic Retirement Plan is frozen, there will be no future benefit accruals. The BankAtlantic Retirement Plan was designed to provide retirement income based on an employee’s salary and years of active service, determined as of December 31, 1998. The cost of the BankAtlantic Retirement Plan is paid by BankAtlantic and all contributions are actuarially determined.

In general, the BankAtlantic Retirement Plan provides for monthly payments to or on behalf of each covered employee upon such employee’s retirement (with provisions for early or postponed retirement), death or disability. As a result of the freezing of future benefit accruals, the amount of the monthly payments is based generally upon two factors: (i) the employee’s average regular monthly compensation for any five consecutive years out of the ten year period ended December 31, 1998, (or, if earlier, on the date of retirement, death or disability) that produces the highest average monthly rate of regular compensation; and (ii) the employee’s years of service with BankAtlantic at December 31, 1998 (or, if earlier, the date of retirement, death or disability). Benefits are payable for the retiree’s life, with ten years’ worth of payments guaranteed. The benefits are not subject to any reduction for Social Security or any other external benefits.

In 1996, BankAtlantic amended the BankAtlantic Retirement Plan and adopted a supplemental benefit for certain executives, as permitted by ERISA and the Code. This was done because of a change in the Code that operated to restrict the amount of the executive’s compensation that may be taken into account for BankAtlantic Retirement Plan purposes, regardless of the executive’s actual compensation. The intent of the supplemental benefit, when added to the regular BankAtlantic Retirement Plan benefit, was to provide to certain executives the same retirement benefits that they would have received had the Code limits not been enacted, subject to other requirements of the Code. The supplemental benefit also was frozen as of December 31, 1998. Because the percentage of pre-retirement compensation payable from the BankAtlantic Retirement Plan to Mr. Levan, including the BankAtlantic Retirement Plan’s supplemental benefit, fell short of the benefit that he would have received under the BankAtlantic Retirement Plan absent the Code limits, BankAtlantic adopted the Split-Dollar Life Insurance Plan (the “BankAtlantic Split-Dollar Plan”) described below.

The following table illustrates annual pension benefits at age 65 for various levels of compensation and years of service at December 31, 1998, the date on which BankAtlantic Retirement Plan benefits were frozen.

	Estimated Annual Benefits Years of Credited Service at December 31, 1998
Average Five Year Compensation at December 31, 1998	5 Years	10 Years	20 Years	30 Years	40 Years
$120,000	$10,380	$20,760	$41,520	$62,280	$83,160
$150,000	13,005	26,010	52,020	78,030	104,160
$160,000 and above	13,880	27,760	55,520	83,280	111,160

BankAtlantic Split-Dollar Plan

BankAtlantic adopted the BankAtlantic Split-Dollar Plan in 1996 to provide additional retirement benefits to Mr. Alan Levan, whose monthly benefits under the BankAtlantic Retirement Plan were limited by changes to the Code. Under the BankAtlantic Split-Dollar Plan and its accompanying agreement with Mr. Alan Levan, BankAtlantic arranged for the purchase of an insurance policy (the “Policy”) insuring the life of Mr. Alan Levan.

The Policy accumulated cash value over time, which cash value, is expected to supplement Mr. Alan Levan’s retirement benefit payable from the BankAtlantic Retirement Plan. Under the terms and conditions of the agreement between BankAtlantic and Mr. Alan Levan, Mr. Alan Levan owns the Policy, but BankAtlantic agreed to make premium payments for the Policy until Mr. Alan Levan reached the retirement age of 65 or his death, if earlier, after which time BankAtlantic was entitled to be reimbursed for the amount of all premiums previously paid by it for the Policy. The BankAtlantic Split-Dollar Plan was not included in the freezing of the BankAtlantic Retirement Plan, and BankAtlantic made premium payments for the Policy from 1998 through 2009, when Mr. Alan Levan reached the retirement age of 65. During 2010, BankAtlantic was reimbursed $3,492,212 for premium payments previously paid by it for the Policy.

Payments Related to BankAtlantic Bancorp’s Proposed Sale of BankAtlantic

Subject to any applicable regulatory approval, Messrs. Alan Levan and Abdo are expected to receive compensation and other payments in connection with BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. In addition, certain restricted stock awards of shares of BankAtlantic Bancorp’s Class A Common Stock held by Messrs. Alan Levan and Abdo may, subject to the approval of BankAtlantic Bancorp’s compensation committee, accelerate and immediately vest upon the closing of the transaction. The table below contains certain information regarding these payments and the vesting of restricted stock awards held by Messrs. Alan Levan and Abdo. Mr. Wise is not expected to receive any compensation or other payments in connection with the transaction.

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Alan B. Levan	3,645,179	103,250	—	—	—	—	3,748,429
John E. Abdo	3,623,194	103,250	—	—	—	—	3,726,444

(1)	With respect to each of Messrs. Alan Levan and Abdo, $1,500,000 of the cash payment is in exchange for his entry into a three-year non-competition and employee non-solicitation agreement in favor of BB&T in a mutually agreeable form with terms consistent with the restrictive covenants applicable to BankAtlantic Bancorp under the stock purchase agreement between BankAtlantic Bancorp and BB&T. The balance for each of Messrs. Alan Levan and Abdo represents two times the average annual salary and bonus paid by BankAtlantic Bancorp and BankAtlantic to Messrs. Alan Levan or Abdo, as applicable, for the years ended December 31, 2008, 2009 and 2010. All such payments are to be made or reimbursed by BB&T.
(2)	Based on the $4.13 per share closing price of BankAtlantic Bancorp’s Class A Common Stock on the NYSE on April 2, 2012.

DIRECTOR COMPENSATION

BFC’s compensation committee recommends director compensation to the full board of directors based on factors it considers appropriate and based on the recommendations of management. Each director of BFC who is not also an employee of BFC, BankAtlantic Bancorp, BankAtlantic or Bluegreen (each, a “non-employee director”) currently receives an annual cash retainer of $70,000 annually for his service on the board of directors. In addition to compensation for their service on the board of directors, BFC pays compensation to its non-employee directors for their service on the board’s committees as follows. The Chairman of the audit committee receives an annual cash retainer of $15,000. All other members of the audit committee receive annual cash retainers of $10,000. The Chairman of the compensation committee, nominating/corporate governance committee and investment committee each receive an annual cash retainer of $3,500. Other than the Chairman, members of the compensation committee, nominating/corporate governance committee and investment committee do not currently receive additional compensation for their service on those committees.

Director Compensation Table—2011

The following table sets forth, for the fiscal year ended December 31, 2011, certain information regarding the compensation paid to BFC’s non-employee directors for their service on the board and its committees:

	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
D. Keith Cobb(2)	73,500	—	—	—	—	—	73,500
Darwin Dornbush	70,000	—	—	—	—	—	70,000
Oscar Holzmann	83,500	—	—	—	—	—	83,500
Alan J. Levy	70,000	—	—	—	—	—	70,000
Joel Levy	85,000	—	—	—	—	—	85,000
William Nicholson	80,000	—	—	—	—	—	80,000
Neil Sterling	73,500	—	—	—	—	—	73,500

(1)	The table below sets forth the aggregate number of stock options held by each of the non-employee directors as of December 31, 2011. None of the non-employee directors held any shares of restricted stock of BFC as of December 31, 2011.

Name	Stock Options
D. Keith Cobb	6,250	(b)
Darwin Dornbush	14,876	(a)
Oscar Holzmann	171,513	(c)
Alan J. Levy	9,577	(a)
Joel Levy	39,686	(a)
William Nicholson	65,357	(a)
Neil Sterling	171,513	(c)

(a)	Represents options to purchase shares of BFC’s Class A Common Stock.
(b)	Represents options to purchase shares of BFC’s Class B Common Stock.
(c)	Represents options to purchase shares of BFC’s Class A Common Stock and Class B Common Stock as follows: Mr. Holzmann—151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; and Mr. Sterling—151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock.
(2)	During 2011, Mr. Cobb also received compensation of $90,000 in consideration for his service as a member of BankAtlantic Bancorp’s board of directors and as Chairman of its audit committee.

DESCRIPTION OF CAPITAL STOCK

The following summary of BFC’s capital stock is subject in all respects to applicable Florida law and the relevant provisions of BFC’s Amended and Restated Articles of Incorporation and Bylaws. See the Form of BFC’s Second Amended and Restated Articles of Incorporation attached hereto as Annex D and the Form of BFC’s Bylaws, as proposed to be amended in connection with the merger, attached hereto as Annex E for additional detail regarding the matters summarized below. Unless stated to the contrary below, the terms of BFC’s Second Amended and Restated Articles of Incorporation and BFC’s Bylaws, in each case as to become effective in connection with the merger, are identical to those of BFC’s Amended and Restated Articles of Incorporation and BFC’s Bylaws as currently in effect.

BFC’s authorized capital stock currently consists of (i) 150,000,000 shares of Class A Common Stock, par value $0.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and

(iii) 10,000,000 shares of Preferred Stock, par value $0.01 per share, of which 15,000 shares have been designated 5% Cumulative Preferred Stock and 2,000,000 shares have been designated Series A Junior Participating Preferred Stock. As of April 16, 2012, approximately 70.3 million shares of BFC’s Class A Common Stock, approximately 6.9 million shares of BFC’s Class B Common Stock, and 15,000 shares of BFC’s 5% Cumulative Preferred Stock were issued and outstanding, and BFC had not issued any shares of its Series A Junior Participating Preferred Stock. In connection with the reverse stock split, which is expected to be effected immediately prior to the effective time of the merger, subject to the receipt of all required shareholder approvals and the satisfaction or waiver to the extent permitted by applicable law of all other conditions to closing the merger, each             shares of BFC’s Class A Common Stock and Class B Common Stock will convert into one share of Class A Common Stock and Class B Common Stock, respectively. In addition, assuming no shareholders of Bluegreen exercise their appraisal rights in connection with the merger, it is expected that, after giving effect to the ratable adjustment to be made in connection with the reverse stock split, BFC will issue approximately             million shares of its Class A Common Stock in the merger. In order to allow for the issuance of these shares and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of each class and series of BFC’s capital stock will not be impacted by the reverse stock split.

Voting Rights

Except as provided by the FBCA or as specifically provided in BFC’s Amended and Restated Articles of Incorporation, holders of BFC’s Class A Common Stock and Class B Common Stock vote as a single group. Except as provided by FBCA, the 5% Cumulative Preferred Stock has no voting rights. Each share of BFC’s Class A Common Stock is entitled to one vote and BFC’s Class A Common Stock represents in the aggregate 22% of the total voting power of BFC’s Class A Common Stock and Class B Common Stock. Each share of BFC’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of the BFC’s Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 40% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,400,000 but greater than 500,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 53% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 500,000, then each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote. Each of the above-described share thresholds will be ratably reduced in connection with the reverse stock split.

Under the FBCA, holders of BFC’s Class A Common Stock are entitled to vote as a separate voting group on amendments to BFC’s Amended and Restated Articles of Incorporation which require the approval of BFC’s shareholders under the FBCA and would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of BFC’s Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of BFC’s Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of BFC’s Class A Common Stock;

•	change all or part of the shares of BFC’s Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of BFC’s Class A Common Stock;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of BFC’s Class A Common Stock;

•	limit or deny an existing preemptive right of all or part of the shares of BFC’s Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of BFC’s Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of BFC’s Class A Common Stock to vote as separate voting group as a result of the amendment having one of the effects described above would affect the holders of BFC’s Class B Common Stock or any of our other securities in the same or substantially similar way, such as in the case of the reverse stock split, then the holders of BFC’s Class A Common Stock will not be entitled to vote as a separate voting group on the proposed amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the amendment.

Under the FBCA, holders of BFC’s Class B Common Stock and 5% Cumulative Preferred Stock are each entitled to vote as a separate voting group on amendments to BFC’s Amended and Restated Articles of Incorporation which require the approval of BFC’s shareholders under the FBCA and would affect the rights of the holders of BFC’s Class B Common Stock or 5% Cumulative Preferred Stock, as the case may be, in substantially the same manner as described above with respect to BFC’s Class A Common Stock. Holders of BFC’s Class A Common Stock, Class B Common Stock, 5% Cumulative Preferred Stock and Series A Junior Participating Preferred Stock are each also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that requires the approval of BFC’s shareholders under the FBCA and contains a provision which, if included in a proposed amendment to BFC’s Amended and Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to BFC’s shareholders under the FBCA, BFC’s Amended and Restated Articles of Incorporation provide that the approval of the holders of BFC’s Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of BFC’s Class B Common Stock, other than a stock dividend issued to holders of the Class B Common Stock;

•

the reduction of the number of outstanding shares of BFC’s Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to BFC), such as in the case of the reverse stock split; or

•	any amendments of the voting rights provisions of BFC’s Amended and Restated Articles of Incorporation.

BFC’s Amended and Restated Articles of Incorporation do not provide for cumulative voting on the election of directors.

Convertibility of Class B Common Stock

Holders of BFC’s Class B Common Stock possess the right, at any time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock on a share-for-share basis.

Dividends and Other Distributions; Liquidation Rights

Holders of BFC’s 5% Cumulative Preferred Stock are entitled to receive, when and as declared by BFC’s board of directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value of $1,000 per share from the date of issuance. No dividend or other distribution (other than a dividend or distribution payable solely in Class A Common Stock or Class B Common Stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on BFC’s 5% Cumulative Preferred Stock have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends.

BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, declare or make any dividends or other capital distributions. During the quarter ended September 30, 2011, BFC received from the Federal Reserve a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. BFC’s board of directors declared the $187,500 dividend payable with respect to its outstanding 5% Cumulative Preferred Stock for the quarter ended December 31, 2011, subject to receipt of the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding 5% Cumulative Preferred Stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a “unitary savings and loan holding company.” Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding 5% Cumulative Preferred Stock, will no longer require the prior written non-objection of the Federal Reserve.

Subject to the foregoing, holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by BFC’s board of directors out of legally available assets. Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to the Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of BFC’s board of directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

The 5% Cumulative Preferred Stock liquidation preference in the event of BFC’s voluntary liquidation or winding up is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the redemption price described below under “Preemptive or Payment Rights; Redemption of 5% Cumulative Preferred Stock.” Upon any liquidation, the assets legally available for distribution to BFC’s shareholders after payment of the 5% Cumulative Preferred Stock liquidation preference will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock.

See “Provisions of BFC’s Junior Participating Preferred Stock” below for a discussion of the dividend rate applicable to, and liquidation preference of, the Series A Junior Participating Preferred Stock.

Preemptive or Payment Rights; Redemption of 5% Cumulative Preferred Stock

BFC’s shareholders have no preemptive rights, and there are no sinking fund provisions or, except with respect to BFC’s 5% Cumulative Preferred Stock, redemption provisions relating to any shares of BFC’s capital stock. In addition, except as it relates to BFC’s shareholder rights plan, BFC’s shareholders do not have any subscription or other similar rights to purchase shares of any class of BFC’s capital stock.

The shares of BFC’s 5% Cumulative Preferred Stock may be redeemed at BFC’s option at any time and from time to time at redemption prices ranging from $1,020 per share during the twelve-month period ending April 29, 2012 to $1,000 per share during and after the twelve-month period ending April 29, 2016. In addition, BFC is required to redeem 5,000 of shares of its 5% Cumulative Preferred Stock for an aggregate redemption price of $5,000,000 ($1,000 per share) during each of the years ending December 31, 2016, 2017 and 2018, to the extent not previously redeemed pursuant to the optional redemption right.

Right to Receive Bluegreen Shares upon Dividend or Redemption Payment Default

In the event that BFC defaults on its dividend or mandatory redemption obligations with respect to its 5% Cumulative Preferred Stock, then the holders of BFC’s 5% Cumulative Preferred Stock will be entitled to receive from BFC shares of Bluegreen’s Common Stock having, in the aggregate, a “fair market value” equal to the amount of the dividend or redemption payment, as the case may be, to the extent not timely paid by BFC; provided that the maximum number of shares of Bluegreen’s Common Stock which the holders of BFC’s 5% Cumulative Preferred Stock may receive as a result of one or more defaults with respect to BFC’s mandatory redemption obligation is 5,000,000 shares (subject to adjustment in the case of a stock split or other applicable share combination or division affecting Bluegreen’s Common Stock). For purposes of determining the number of shares of Bluegreen’s Common Stock to which the holders of BFC’s 5% Cumulative Preferred Stock would be entitled to receive in the event of a default, “fair market value” will be based on the average closing price of Bluegreen’s Common Stock on the NYSE during the ten-trading day period ending on, and including, the date of the default. As of the date of this joint proxy statement/prospectus, no agreement has been reached regarding which, if any, assets of BFC would be substituted for the shares of Bluegreen’s Common Stock if the merger is consummated.

Provisions of BFC’s Series A Junior Participating Preferred Stock

The value of one one-hundredth of a share of BFC’s Series A Junior Participating Preferred Stock is intended to approximate the value of one share of BFC’s Class A Common Stock. Each one one-hundredth of a share of BFC’s Series A Junior Participating Preferred Stock, if issued:

•	will not be redeemable;

•

will rank, with respect to the payment of dividends and other distributions, senior to BFC’s Class A Common Stock and Class B Common Stock and junior to each series of Preferred Stock, including BFC’s 5% Cumulative Preferred Stock, unless the terms of such series of Preferred Stock provide otherwise;

•

subject to any applicable regulatory or other restrictions, will entitle holders to, when, as and if declared by BFC’s board of directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of BFC’s Class A Common Stock, whichever is greater;

•	will entitle holders, upon the liquidation of BFC, either to receive $1.00 or an amount equal to the payment made on one share BFC’s Class A Common Stock, whichever is greater;

•

will have the same voting power as one share of BFC’s Class A Common Stock (with all outstanding shares of BFC’s Class A Common Stock and Series A Junior Participating Preferred Stock representing, in the aggregate, 22% of the general voting power of BFC, subject to adjustment in accordance with BFC’s Amended and Restated Articles of Incorporation, as described above); and

•

will entitle holders to a payment equal to the payment made on one share of BFC’s Class A Common Stock if shares of Class A Common Stock are exchanged via merger, consolidation or a similar transaction.

Authority of BFC’s Board of Directors with Respect to Additional Series of Preferred Stock

Under BFC’s Amended and Restated Articles of Incorporation, BFC’s board of directors has the authority to provide for the issuance of shares of Preferred Stock in one or more series, in addition to those currently designated, and to fix the preferences, powers and relative, participating, optional or other special rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by BFC’s shareholders. Any series of Preferred Stock so issued may rank senior to BFC’s Class A Common Stock and Class B Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of Preferred Stock, including in a series with voting and/or conversion rights, may have the effect of delaying, deferring or preventing a change in control of BFC without further action by its shareholders and may adversely affect the voting and other rights of the holders of BFC’s Class A Common Stock and Class B Common Stock.

Shareholder Rights Plan

On September 21, 2009, BFC entered into a rights agreement with American Stock Transfer & Trust Company, LLC. Under the terms and conditions of the rights agreement, a dividend of one preferred share purchase right was paid with respect to each outstanding share of BFC’s Class A Common Stock and Class B Common Stock. The rights agreement attempts to protect BFC’s ability to use available net operating losses to offset future taxable income by providing a deterrent to shareholders (subject to certain exceptions) from acquiring a 5% or greater ownership interest in BFC’s Class A Common Stock and Class B Common Stock without the prior approval of BFC’s board of directors, after which time and the expiration of a limited interim period, the purchase rights would become exercisable. If the purchase rights become exercisable, all holders of the rights except the acquiring person or group and its or their affiliates may, for $8.00 per right, purchase shares of BFC’s Class A Common Stock having a market value of $16.00 (or, at the option of BFC, the number of one-one hundredths of a share of Series A Junior Participating Preferred Stock equal to the number of shares of BFC’s Class A Common Stock having a market value of $16.00). Prior to exercise, the purchase rights do not give their holders any dividend, voting or liquidation rights. The rights agreement was not adopted in response to any effort to acquire control of BFC. However, the rights agreement may have an anti-takeover effect and will be an impediment to a proposed takeover which is not approved by BFC’s board of directors.

Certain Anti-Takeover Effects

In addition to BFC’s shareholder rights plan, the terms of BFC’s Class A Common Stock and Class B Common Stock make the sale or transfer of control of BFC or the removal of BFC’s incumbent directors unlikely without the concurrence of the holders of BFC’s Class B Common Stock. BFC’s Amended and Restated Articles of Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation, the authority of BFC’s board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval, as discussed above, and the advance notice procedures to be complied with by BFC’s shareholders in order to make shareholder proposals or nominate directors.

State Anti-Takeover Statutes and Other Regulatory Limitations

The FBCA provides that the voting rights to be accorded “control shares,” as defined below, of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the control shares will be granted any voting rights. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

The FBCA also provides that, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of a corporation (referred to as an “interested person”), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if (i) a majority of the disinterested directors has approved the interested person transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement, (iv) the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, (v) the corporation is an investment company registered under the Investment Company Act of 1940 or (vi) the consideration holders of the corporation’s stock will receive in the transaction meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

In addition, under regulations currently applicable to BFC as a “unitary savings and loan holding company,” if a shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of either BFC’s Class A Common Stock or Class B Common Stock and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of either BFC’s Class A Common Stock or Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares of BFC’s Class A Common Stock in the merger which causes its ownership of such stock to exceed the thresholds set forth above will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. If BankAtlantic Bancorp completes its proposed sale of BankAtlantic to BB&T, then these ownership restrictions, as well as other regulatory requirements currently applicable to BFC as a “unitary savings and loan holding company,” may no longer apply. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, and litigation has been filed which seeks to enjoin the transaction. See “Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” above for information regarding this litigation.

Limitation on Liability and Indemnification of Directors and Officers

BFC’s Amended and Restated Articles of Incorporation and Bylaws, in each case as presently in effect and proposed to be amended in connection with the merger, and the FBCA provide for indemnification of each of BFC’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of BFC or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of BFC. In addition, BFC carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to BFC’s directors and officers, BFC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Stock Exchange Listing

BFC’s Class A Common Stock is currently listed on the Pink Sheets under the trading symbol “BFCF.PK.” BFC’s Class B Common Stock is currently listed on the OTC Bulletin Board under the trading symbol “BFCFB.OB.” As previously discussed, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for BFC’s Class A Common Stock and Class B Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 30, 2012, certain information as to BFC’s Class A Common Stock and Class B Common Stock beneficially owned by persons known by BFC to own in excess of 5% of the outstanding shares of such stock. In addition, the following table includes the outstanding securities beneficially owned by (i) each Named Executive Officer, (ii) each of BFC’s directors as of March 30, 2012 and (iii) BFC’s directors and executive officers as of March 30, 2012 as a group. BFC’s management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of BFC’s Class A Common Stock or Class B Common Stock as of March 30, 2012. To the extent indicated below, the information provided in the following table was obtained from filings with the SEC and BFC pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of BFC’s Class A Common Stock or Class B Common Stock which he or she has or shares, directly or indirectly, voting or investment power, or which he or she has the right to acquire beneficial ownership of at any time within 60 days after March 30, 2012. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, each beneficial owner has sole voting and sole investment power over the shares beneficially owned.

Name of Beneficial Owner	Notes
		Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
I.R.E. Properties, Inc.	(1,2,4,5,11)	4,662,929	561,017	7.4%	8.2%
Alan B. Levan	(1,2,3,4,5,6,8,11)	7,977,805	3,247,431	15.2%	45.3%
John E. Abdo	(1,2,3,4,6,11)	4,071,646	3,273,797	10.0%	45.7%
Seth M. Wise	(2,3,7,11)	344,918	0	*	0.0%
Jarett S. Levan	(2,8,11)	123,253	0	*	0.0%
D. Keith Cobb	(1,2,3,11)	97,656	6,250	*	*
Darwin Dornbush	(2,3,11)	42,649	0	*	0.0%
Oscar Holzmann	(1,2,3,11)	164,361	20,290	*	*
Alan J. Levy	(2,3,11)	46,994	0	*	0.0%
Joel Levy	(2,3,11)	41,715	0	*	0.0%
William Nicholson	(2,3,11)	52,632	0	*	0.0%
Neil Sterling	(1,2,3,11)	164,361	20,290	*	*
Dr. Herbert A. Wertheim	(1,9,11)	3,968,157	416,448	6.2%	6.1%
Pennant Capital Management, L.L.C	(10)	7,433,850	0	10.6%	0.0%
All directors and executive officers of BFC as of March 30, 2012 as a group (13 persons)	(1,2,3,4,5,6,7,8,11)	13,371,137	6,578,205	25.7%	87.4%

*	Less than one percent of class.
(1)	Class B Common Stock is convertible on a share-for-share basis at any time at the beneficial owner’s discretion. However, see footnote 6 below regarding restrictions on Mr. Abdo’s right to convert his shares of Class B Common Stock into shares of Class A Common Stock. The number of shares of Class B Common Stock held by each beneficial owner is not separately included in the “Class A Common Stock Ownership” column, but is included for the purpose of calculating the percent of Class A Common Stock held by each beneficial owner.
(2)	Mailing address is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
(3)	Includes shares that may be acquired within 60 days after March 30, 2012 pursuant to the exercise of stock options to purchase shares of Class A Common Stock or Class B Common Stock as follows: Alan B. Levan – 226,340 shares of Class A Common Stock and 304,329 shares of Class B Common Stock; John E. Abdo – 243,690 shares of Class A Common Stock and 304,329 shares of Class B Common Stock; Seth M. Wise – 39,912 shares of Class A Common Stock; D. Keith Cobb - 6,250 shares of Class B Common Stock; Darwin Dornbush – 7,438 shares of Class A Common Stock; Oscar Holzmann – 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; Alan J. Levy – 4,788 shares of Class A Common Stock; Joel Levy – 19,843 shares of Class A Common Stock; William Nicholson – 32,678 shares of Class A Common Stock; Neil Sterling – 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; and other executive officers included in the group total - 22,604 shares of Class A Common Stock and 10,147 shares of Class B Common Stock.
(4)	BFC may be deemed to be controlled by Messrs. Alan Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock, including shares that may be acquired pursuant to the exercise of stock options (as set forth in footnote 3 above), representing approximately 72% of the total voting power of BFC.
(5)	Mr. Alan Levan’s holdings include the 4,662,929 shares of Class A Common Stock and 561,017 shares of Class B Common Stock owned directly by I.R.E. Properties, Inc., as well as 1,270,294 shares of Class A Common Stock and 133,314 shares of Class B Common Stock owned directly by Florida Partners Corporation and 1,299,130 shares of Class A Common Stock and 146,865 shares of Class B Common Stock owned directly by Levan Enterprises, Ltd. I.R.E. Properties, Inc. is 100% owned by Levan Enterprises, Ltd., and Levan Enterprises, Ltd. may be deemed to be the controlling shareholder of Florida Partners Corporation. Levan Enterprises, Ltd. is a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Mr. Alan Levan. Mr. Alan Levan’s holdings also include 11,437 shares of Class A Common Stock and 1,200 shares of Class B Common Stock held of record by his wife.
(6)	Messrs. Alan Levan and Abdo have agreed to vote their shares of Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of certain of his shares of Class B Common Stock into shares of Class A Common Stock.
(7)	Mr. Wise’s holdings of Class A Common Stock include 247 shares held in his spouse’s IRA which he may be deemed to beneficially own.
(8)	Mr. Alan Levan is the father of Mr. Jarett Levan.
(9)	Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the OTS (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicates that Dr. Wertheim has no intention to manage or control, directly or indirectly, BFC. Dr. Wertheim’s mailing address is 191 Leucadendra Drive, Coral Gables, Florida 33156.
(10)	Based on the Schedule 13G/A filed with the SEC on February 14, 2012, Pennant Capital Management, L.L.C and its affiliate, Alan Fournier, have shared voting and dispositive power over all such shares, and another affiliate of Pennant Capital Management, L.L.C., Pennant Windward Master Fund, L.P., shares voting and dispositive power over 6,072,490 shares. The mailing address of each of Pennant Capital Management, L.L.C, Alan Fournier and Pennant Windward Master Fund, L.P. is 26 Main Street, Suite 203, Chatham, New Jersey 07928.

(11)	The table below sets forth information regarding the expected share ownership following the consummation of the merger of (i) each of the Named Executive Officers, (ii) each current director of BFC, (iii) each of Bluegreen’s directors expected to be appointed to BFC’s board of directors at the effective time of the merger, (iv) BFC’s executive officers and directors, including the directors of Bluegreen expected to be appointed to BFC’s board of directors at the effective time of the merger, as a group, and (v) each person who is expected to beneficially own more than 5% of the outstanding shares of BFC’s Class A Common Stock following the merger. The following information has been prepared based on current share holdings (either as known by BFC’s and/or Bluegreen’s management or as set forth in filings with the SEC and BFC or Bluegreen pursuant to the Exchange Act) and assuming none of Bluegreen’s shareholders exercise appraisal rights in connection with the merger. In addition, the number of shares of Class A Common Stock set forth below does not reflect the ratable adjustment to be made in connection with the reverse stock split expected to be effected by BFC in connection with the closing of the merger. Further, such share amounts exclude, but the calculation of percentage ownership of Class A Common Stock include, the shares of Class B Common Stock, if any, held by the applicable individual, entity or group. Share ownership information with respect to BFC’s Class B Common Stock is set forth in the table above and will not be impacted by the merger.

Name of Beneficial Owner	Class A Common Stock Ownership	Percent of Class A Common Stock
Alan B. Levan (a)	8,788,605	6.3%
John E. Abdo (a)	4,871,646	4.3%
Seth M. Wise	344,918	*
D. Keith Cobb	97,656	*
Darwin Dornbush	42,649	*
Oscar Holzmann	164,361	*
Jarett Levan	124,053	*
Alan Levy	46,994	*
Joel Levy	41,715	*
William Nicholson	70,232	*
Neil Sterling	164,361	*
James R. Allmand, III	—	—
Norman H. Becker	407,600	*
Lawrence A. Cirillo	622,496	*
Mark A. Nerenhausen	455,064	*
Arnold Sevell	696,341	*
Orlando Sharpe	—	—
Dimensional Fund Advisors Inc. (b)	21,635,152	11.6%
All directors and executive officers as a group (19 persons)	17,171,838	12.0%

(a)	It is expected that, following the merger, Messrs. Alan Levan and Abdo will collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 70% of the total voting power of BFC.
(b)	See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Security Ownership of Certain Beneficial Owners and Management” for information regarding Dimensional Fund Advisors Inc.’s beneficial ownership of 2,704,394 shares of Bluegreen’s Common Stock.

BFC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained within this “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section has been derived or excepted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 30, 2012. Unless expressly stated to the contrary or the context otherwise requires, references to “we,” “us,”“our,” the “Company” and “BFC” within this “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section refer to BFC Financial Corporation and its consolidated subsidiaries.

Overview

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of BFC (and its subsidiaries) for the years ended December 31, 2011, 2010 and 2009.

BFC is a diversified holding company whose principal holdings include a controlling interest in BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, a controlling interest in Bluegreen and its subsidiaries, and a non-controlling interest in Benihana. BFC also holds interests in other investments and subsidiaries, as described herein. As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” subject to the examination and regulation by the Federal Reserve. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the Federal Reserve succeeded to the supervisory authority previously held by the OTS.

As of December 31, 2011, BFC had total consolidated assets of approximately $4.8 billion and shareholders’ equity attributable to BFC of approximately $119.7 million. Net loss attributable to BFC was approximately $11.3 million and $103.8 million for the years ended December 31, 2011 and 2010, respectively. Net income attributable to BFC for the year ended December 31, 2009 was $27.3 million.

BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. However, in the short-term, BFC has focused on providing strategic support to its existing investments with a view to the improved performance of the organization as a whole. In furtherance of this strategy, since 2009, the Company has taken several steps, including those described below, which it believes will enhance the Company’s prospects.

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On September 21, 2009, we consummated our merger with Woodbridge Holdings Corporation pursuant to which Woodbridge Holdings Corporation merged with and into Woodbridge Holdings, LLC, which continued as the surviving company of the merger and the successor entity to Woodbridge Holdings Corporation. See Note 3 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information.

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On November 16, 2009, we purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock, increasing our ownership in Bluegreen to approximately 16.9 million shares, which currently represents approximately 54% of the outstanding shares of Bluegreen’s Common Stock. As a result of the purchase, we hold a majority interest in Bluegreen and, since November 16, 2009, we have consolidated Bluegreen’s results into our financial statements. Any reference to Bluegreen’s results of operations for 2009 includes only 45 days of activity for Bluegreen relating to the period from November 16, 2009, the date of the share purchase, through December 31, 2009 (the “Bluegreen Interim Period”).

•	On November 11, 2011, we entered into the merger agreement with Bluegreen described throughout this joint proxy statement/prospectus.

•	We acquired an aggregate of approximately 3.0 million, 2.0 million and 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the rights offerings conducted by

BankAtlantic Bancorp during 2009, 2010 and 2011, respectively. The aggregate purchase price paid by BFC for such shares was $29.9 million in the 2009 rights offering, $15.0 million in the 2010 rights offering and $10.0 million in the 2011 rights offering. The shares acquired in the rights offerings increased BFC’s ownership interest in BankAtlantic Bancorp in the aggregate by approximately 23% to 53% and increased BFC’s voting interest in BankAtlantic Bancorp in the aggregate by approximately 16% to 75%.

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We exited the land development business operated by Core Communities, LLC (“Core” or “Core Communities”), a wholly owned subsidiary of Woodbridge, and sold substantially all of the associated commercial assets. We also eliminated substantially all of the ongoing expenses associated with Core. See “Real Estate Operations” below for additional information.

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During April 2011, Woodbridge and one of its wholly owned subsidiaries, Carolina Oak Homes, LLC (“Carolina Oak”), entered into a settlement agreement to resolve the disputes and litigation between them and a note holder relating to an approximately $37.2 million loan which was collateralized by property owned by Carolina Oak. See “Real Estate Operations” below for additional information.

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In 2011, we converted all 800,000 shares of Benihana’s Series B Convertible Preferred Stock (“Convertible Preferred Stock”) held by us into an aggregate of 1,582,577 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification was approved by Benihana’s shareholders on November 17, 2011 and effected by Benihana on November 29, 2011. The 1,582,577 shares of Benihana’s Common Stock owned by us currently represent an approximately 9% ownership and voting interest in Benihana.

We expect to consider other opportunities that could alter our ownership in our affiliates or seek to make opportunistic investments outside of our existing portfolio; however, we do not currently have pre-determined parameters as to the industry or structure of any future investment. In furtherance of our goals, we will continue to evaluate various financing transactions, including raising additional debt (subject, to the extent applicable, to our receipt of all required regulatory approvals) or equity as well as other alternative sources of new capital.

GAAP requires that BFC consolidate the financial results of the entities in which it has controlling interest. As a consequence, the assets and liabilities of all such entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities, including BankAtlantic Bancorp, Bluegreen and Woodbridge, are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution from those entities. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities. At December 31, 2011, we had an approximately 53% ownership interest and 75% voting interest in BankAtlantic Bancorp. In addition, we currently directly or indirectly own approximately 54% of the outstanding shares of Bluegreen’s Common Stock.

The Company’s business activities currently consist of (i) Real Estate and Other Activities and (ii) Financial Services. We currently report the results of our business activities through five segments. Three of the segments relate to our Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts. Our other two segments — BankAtlantic and BankAtlantic Bancorp Parent Company — relate to our Financial Services business activities and include BankAtlantic Bancorp’s results of operations. Prior to June 30, 2011, our Real Estate and Other business activities included a fourth reporting segment, Bluegreen Communities. As described herein, Bluegreen Communities has ceased to be a separate reporting segment and is accounted for as a discontinued operation for all periods subsequent to November 16, 2009, the date on which we acquired a controlling interest in Bluegreen, as a result of the determination made by Bluegreen’s board of directors on June 30, 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets, and the Purchase and Sale Agreement subsequently entered into with respect to substantially all of the assets which comprise Bluegreen Communities. Any references to Bluegreen’s results of operations in 2009 includes only 45 days of activity for Bluegreen relating to the period from November 16, 2009, the date of the share purchase, through December 31, 2009 (the “Bluegreen Interim Period”). Discontinued operations also include Cypress Creek Holdings with respect to the years ended December 31, 2011, 2010 and 2009 and Core Communities with respect to the years ended December 31, 2010 and 2009. See Note 5 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information regarding discontinued operations.

Recent Events

BFC and Bluegreen Merger Agreement — On November 11, 2011, BFC and Bluegreen entered into the merger agreement described throughout this joint proxy statement/prospectus.

BankAtlantic Bancorp — Agreement with BB&T for the sale of BankAtlantic-. On November 1, 2011, BankAtlantic Bancorp Parent Company entered into a definitive agreement with BB&T Corporation (“BB&T”). The agreement, as amended, provides for the sale of BankAtlantic to BB&T. While it is currently anticipated that the transaction with BB&T will be consummated during the second quarter of 2012, consummation of the transaction remains subject to the parties’ receipt of all required regulatory approvals and other closing conditions, litigation has been filed which seeks to enjoin the transaction and, based on these or other reasons, the transaction may not be completed in the time frame indicated, on anticipated terms, or at all. See “Recent Events” contained within the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “Information About BFC” for further information regarding the proposed transaction.

Bluegreen Communities — On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement, as amended, provides for the transaction to be consummated on a date no later than April 30, 2012. However, closing of the transaction remains subject to customary closing conditions, including the performance by the parties of their respective obligations under the agreement. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all. See Note 5 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information.

Bluegreen Communities, which was previously a separate reporting segment of BFC, is accounted for as a discontinued operation for all periods subsequent to November 16, 2009, the date we obtained a majority interest in Bluegreen, and has ceased to be a separate reporting segment of BFC.

Summary of Consolidated Results of Operations

The table below sets forth the Company’s summarized results of operations (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Real Estate and Other	$51,059	(13,465)	113,229
Financial Services	(27,380)	(141,730)	(187,872)

Income (loss) from continuing operations	23,679	(155,195)	(74,643)
(Loss) income from discontinued operations, less income tax	(43,185)	(24,992)	(18,689)

Net loss	(19,506)	(180,187)	(93,332)
Less: Net loss attributable to noncontrolling interests	(8,236)	(76,339)	(120,611)

Net (loss) income attributable to BFC	(11,270)	(103,848)	27,279
5% Preferred stock dividends	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(12,020)	(104,598)	26,529

The Company reported a net loss attributable to BFC of $11.3 million in 2011, as compared to net loss attributable to BFC of $103.8 million in 2010 and net income attributable to BFC of $27.3 million in 2009. The net loss attributable to BFC for the years ended December 31, 2011 and 2010 and net income attributable to BFC for the Bluegreen Interim Period from November 16, 2009 through December 31, 2009 includes the results of discontinued operations related to Bluegreen Communities. In addition, the net (loss) income attributable to BFC for each of the years ended December 31, 2011, 2010 and 2009 includes the results of Core Communities and Cypress Creek Holdings, a wholly-owned subsidiary of Woodbridge which engaged in leasing activities. See Note 5 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information about our discontinued operations. Our results for 2009 include an approximately $182.8 million bargain purchase gain associated with the Bluegreen share acquisition on November 16, 2009, as described above and in further detail in Note 3 to our consolidated financial statements.

The results of the Company’s business segments and other information related to each segment are discussed below in BFC Activities, Real Estate Operations, Bluegreen Resorts, BankAtlantic and BankAtlantic Bancorp Parent Company.

Consolidated Financial Condition

Consolidated Assets and Liabilities

Total assets at December 31, 2011 and 2010 were $4.8 billion and $5.8 billion, respectively. BankAtlantic Bancorp significantly reduced its total assets with a view to improving its liquidity and regulatory capital ratios. BankAtlantic Bancorp’s assets were decreased primarily by reducing loan purchases and originations, reducing the acquisition of tax certificates and selling securities available for sale. The proceeds from the above earning asset reductions were used to improve liquidity by maintaining higher interest earning deposits at other banks, purchasing short-term investments and paying down borrowings. The reductions in assets contributed to BankAtlantic’s ability to comply with its higher minimum regulatory capital requirements in the Bank Order. The primary changes of total assets are summarized below:

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an increase in interest bearing deposits in other banks, reflecting primarily higher cash balances at the Federal Reserve Bank due mainly to loan and securities available for sale repayments and sales;

•	a decrease in securities available for sale reflecting BankAtlantic Bancorp’s repayments of short-term agency mortgage-backed and municipal securities as well as mortgage-backed securities sales;

•	a decrease in BankAtlantic Bancorp’s tax certificate balances resulting primarily from redemptions partially offset by $21.9 million of tax certificate purchases;

•	a decline in FHLB stock balances resulting from redemptions relating to the repayment of FHLB advances;

•	an increase in BankAtlantic Bancorp’s loans held for sale associated primarily with the transfer of non-performing commercial and residential loans to held for sale;

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a decrease in BankAtlantic Bancorp’s loans receivable balances associated with $87.0 million of net-charge-offs, $54.4 million of loans transferred to real estate owned, $52.8 million of loan sales, and repayments of loans in the ordinary course of business;

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a decrease in assets held for sale from discontinued operations related to a $55.1 million write down of the carrying value of the Bluegreen Communities’ assets to their estimated fair value less cost to sell; and.

•	a reduction in assets held for sale resulting from the sale of BankAtlantic’s Tampa branches to PNC.

Total liabilities at December 31, 2011 and 2010 were $4.6 billion and $5.6 billion, respectively. The primary changes in components of total liabilities are summarized below:

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a decrease in BankAtlantic’s interest bearing deposit account balances reflecting the prepayment of institutional and public fund time deposits, as well as a reduction in time deposit accounts associated with the low interest rate environment and competitive money market account interest rates;

•	an increase in BankAtlantic’s non-interest bearing deposits due primarily to higher average balances per customer account;

•	a decrease in deposits held for sale associated with the sale of BankAtlantic’s Tampa branches to PNC;

•	the repayments of FHLB advances and short- term borrowings at BankAtlantic to reduce assets and improve liquidity and regulatory capital ratios;

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an increase in the deferred gain on debt settlement of $29.9 million related to the debt settlement of Carolina Oak, which was reflected on our consolidated statement of financial condition as of December 31, 2011 but will not be recognized into income until the earlier of the conclusion of the related foreclosure proceeding or April 24, 2012, partially offset by a decrease of $11.3 million in the deferred gain on debt settlement which was recognized into income upon Core receiving a general release of liability with respect to certain of its debt during the quarter ended March 31, 2011; and

•	an increase in BankAtlantic Bancorp’s junior subordinated debentures liability due to interest deferrals.

Noncontrolling Interests

The following table summarizes the noncontrolling interests held by others in our subsidiaries (in thousands):

	December 31,
	2011	2010
BankAtlantic Bancorp	$(7,906)	7,823
Bluegreen	39,489	44,362
Joint ventures	31,693	26,071

Total noncontrolling interests	$63,276	78,256

Consolidated Cash Flows

A summary of our consolidated cash flows follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Cash flows provided by operating activities	$220,255	269,402	6,523
Cash flows provided by investing activities	682,079	407,163	918,882
Cash flows used in financing activities	(638,047)	(397,949)	(888,262)

Increase in cash and cash equivalents	264,287	278,616	37,143

Cash flows from Operating Activities — The decrease in cash flows from operating activities during 2011 compared to 2010 primarily reflects a decline in proceeds on the sales of loans and net interest income as well as lower customer fee income, partially offset by the generation of more cash from VOI sales and fee-based services, and a reduction of inventory development spending.

The increase in cash flows from operating activities during 2010 as compared to 2009 resulted primarily from additional cash receipts from securitized notes receivable, lower development spending, the receipt of increased down payments on financed VOI sales and increased revenues related to Bluegreen Resorts’ fee-based services.

Cash flows from Investing Activities — The increase in cash flows from investing activities during 2011 compared to 2010 resulted primarily from maturities of short-term securities available for sale and a decrease in the purchase of securities available for sale, partially offset by cash outflows from the sale of BankAtlantic’s Tampa branches and Bluegreen’s expenses related to upgrading certain of its information technology.

The decrease in cash flows from investing activities during 2010 as compared to 2009 resulted primarily from higher purchases of short-term securities available for sale and tax certificates partially offset by higher loan repayments and loan sales during 2010 compared to 2009. The decrease in cash flows from investing activities during 2010 was also a result of the required reclassification of cash received from retained interests in notes receivable sold in connection with the adoption of new accounting guidance.

Cash flows from Financing Activities — The decrease in cash flows used from financing activities during 2011 compared to 2010 resulted primarily from deposit outflows. In order to improve regulatory capital ratios, BankAtlantic reduced its assets by decreasing its public deposits, short-term borrowings and FHLB advances. The decrease in cash flows used from financing activities was partially offset by lower payments required to service lines of credit and notes payable from the real estate segment.

The increase in cash flows from financing activities during 2010 compared to 2009 primarily resulted from the significant prepayment of FHLB and short term borrowings during 2009 partially offset by a decline in deposit balances during 2010 compared to an increase in deposit balances during 2009 as well as higher net repayments of mortgage and notes payable in 2010 due to the consolidation of securitization debt from adoption of new accounting guidance.

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations for the periods presented. On an ongoing basis, management evaluates its estimates, and actual results could differ significantly from those estimates, including those that relate to the determination of the allowance for loan losses, the estimated future sales value of inventory, the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting, the recovery of the carrying value of real estate inventories, the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as assets held for sale, intangible assets and other long-lived assets, the evaluation of goodwill, the valuation of securities, as well as the determination of other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, the valuation of the fair value of assets and liabilities in the application of the acquisition method of accounting, the estimate of contingent liabilities related to litigation and other claims and assessments, and assumptions used in the valuation of stock based compensation. The accounting policies that we have identified as critical accounting policies are: (i) revenue recognition and inventory cost allocation; (ii) allowance for loan losses; (iii) allowance for loans losses on VOIs notes receivable; (iv) the carrying value of completed VOI inventory and VOIs held for and under development; (v) the carrying value of assets held for sale; (vi) impairment of long-lived assets, including goodwill and intangible assets; and (vii) the valuation of Bluegreen’s notes receivable which for accounting purposes are treated as having been acquired by BFC.

Revenue Recognition and Inventory Cost Allocation

Sales of Real Estate

In accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Codification Standards (“ACS”) 970-605, Real Estate-Revenue Recognition, revenue on VOI and homesite sales are recognized when a minimum of 10% of the sales price has been received in cash (buyer’s commitment), the legal rescission period has expired, collectability of the receivable representing the remainder of the sales price is reasonably assured and substantially all obligations have been completed with respect to any development related to the real estate sold. The Company believes that we use a reasonably reliable methodology to estimate the collectability of the receivables representing the remainder of the sales price of real estate sold. See the further discussion of our policies regarding the estimation of credit losses on Bluegreen’s notes receivable below. Should Bluegreen become unable to reasonably estimate the collectability of its receivables, Bluegreen may have to defer the recognition of sales and Bluegreen’s results of operations could be negatively impacted. Under timeshare accounting rules, the buyer’s minimum cash down payment towards the purchase of Bluegreen’s VOIs is met only if the cash down payment received, reduced by the value of certain incentives provided to the buyer at the time of sale, is at least 10% of the sales price. If, after consideration of the value of the incentive, the total down payment received from the buyer is less than 10% of the sales price, the VOI sale, and the related cost of sales and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type or value of sales incentives that Bluegreen provides to buyers of its VOIs may increase the number of VOI sales being deferred or extend the period during which a sale is deferred, which could materially adversely impact its results of operations.

In cases where development has not been substantially completed, Bluegreen recognizes revenue in accordance with the percentage-of-completion method of accounting. Should Bluegreen’s estimates of the total anticipated cost of completing projects increase, Bluegreen may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which could materially adversely impact its results of operations.

Timeshare accounting rules require the use of an industry-specific relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage — the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of repossessed VOI inventory, generally as a result of the default of the related receivable.

The revenues of Bluegreen Communities, which include homesite sales, are included within the Company’s results of discontinued operations for all periods presented subsequent to November 16, 2009, the date BFC acquired a controlling interest in Bluegreen, as discussed above, in the Company’s consolidated statements of operations contained in this document.

Fee-Based Sales Commissions and Other Operations Revenue

In addition to sales of real estate, Bluegreen also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered. (1)

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other resort operations.”

(1)	In connection with its management of the property owners’ associations, among other things, Bluegreen acts as agent for the property owners’ association to operate the resort as provided under the management agreement. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners’ association bears all of the economic costs of such personnel and generally pays us in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the property owners’ associations relating to direct pass-through costs are recorded net of the related expenses.

Carrying Value of VOI Completed Inventory

Completed VOIs are carried at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair value, less costs to sell.

Carrying Value of VOI Held for Development and Under Development and Long-Lived Assets

Bluegreen evaluates the recovery of its long-lived assets, and its undeveloped real estate properties or real estate properties under development, if certain trigger events occur. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, the asset is written down to its estimated fair value.

Carrying Value of Assets Held for Sale

Bluegreen’s Purchase and Sale Agreement with Southstar described above provides for the sale of virtually all of the inventory and fixed assets related to Bluegreen Communities. Therefore, such assets are presented separately on the Company’s consolidated statements of financial condition included in this document as “assets held for sale.”

The carrying value of assets held for sale is based on the fair value of the assets less estimated costs to sell. The fair value of assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale Agreement with Southstar. During 2011, a non-cash charge of $55.1 million was recorded to write down the value of Bluegreen Communities’ assets to estimated fair value less costs to sell.

Prior to Bluegreen Communities being classified as a discontinued operation, Bluegreen Communities’ inventory was accounted for based on its status of complete or undeveloped. During 2010, an impairment of $14.9 million was recorded to write down the carrying amount of certain undeveloped phases of Bluegreen Communities’ properties to fair value, as it was determined that the carrying amounts of these properties would not be recovered by estimated future cash flows. The assessment consisted of determining recoverability of Bluegreen’s costs based on our plans and upon a combination of factors, including, among others, estimates of remaining life-of-project sales for each project, the probability of alternative outcomes, the period required to complete such sales, estimates of costs to complete each project, if needed, and relevant market data.

Allowance for Loan Losses on VOI Notes Receivable

An estimate of expected uncollectibility is recorded on Bluegreen’s VOI notes receivable as a reduction of revenue at the time Bluegreen recognizes a timeshare sale. Bluegreen estimate uncollectible VOI notes receivable based on historical uncollectibles for similar VOI notes receivable over the applicable historical period, using a technique referred to as a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of those notes.

Certain qualitative data is also considered, including the aging of the respective receivables, current default trends by origination year, current economic conditions, and the FICO® scores of the borrowers. Additionally, under timeshare accounting requirements, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. Bluegreen reviews its reserves for loan losses on at least a quarterly basis. If defaults increase, our results of operations could be materially adversely impacted. During 2011 and 2010, in addition to recognizing an estimate of loan losses on current loan originations, $7.2 million and $21.2 million, respectively, of charges were recorded as a result of changing our estimate of future loan losses on loans originated prior to our implementation of FICO® score-based credit underwriting standards during December 2008.

Allowance for Loan Losses

The allowance for loan losses is maintained at an amount that BankAtlantic Bancorp believes to be a reasonable estimate of probable losses inherent in BankAtlantic Bancorp’s loan portfolio as of the date of the financial statements presented. Policies and procedures have been developed for evaluating BankAtlantic Bancorp’s allowance for loan losses which considers all information available to it. However, BankAtlantic Bancorp relies on estimates and judgments regarding issues where the outcome is unknown. As a consequence, if circumstances differ from its estimates and judgments, the allowance for loan losses may decrease or increase significantly and the amount of losses actually realized in BankAtlantic Bancorp’s loan portfolio could be significantly higher or lower.

The calculation of BankAtlantic Bancorp’s allowance for loan losses consists of two components. The first component requires BankAtlantic Bancorp to identify impaired loans based on management classification and, if necessary, assign a valuation allowance to the impaired loans. Valuation allowances are established using management estimates of the fair value of collateral or based on valuation models that present value estimated expected future cash flows discounted at the loans effective interest rate. These valuations are based on available information and require estimates and subjective judgments about fair values of the collateral or expected future cash flows. Most of BankAtlantic Bancorp’s loans do not have an observable market price, and an estimate of the collection of contractual cash flows is based on the judgment of management. It is likely that materially different results would be obtained if different assumptions or conditions were to prevail. As a consequence of the estimates and assumptions required to calculate the first component of BankAtlantic Bancorp’s allowance for loan losses, a change in these highly uncertain estimates could have a materially favorable or unfavorable impact on BankAtlantic Bancorp’s financial condition and results of operations.

The second component of the allowance for loan losses requires BankAtlantic Bancorp to group loans that have similar credit risk characteristics so as to form a basis for estimating probable losses inherent in the group of loans based on historical loss percentages and delinquency trends as it relates to the group. Management assigns a quantitative allowance to these groups of loans by utilizing historical loss experiences. Management uses a historical loss experience by portfolio between six months and one year. The historical loss period is selected based on management’s judgment and a change in this loss period may result in material changes to the quantitative loss allowance. Management also assigns a qualitative allowance to these groups of loans in order to adjust the historical data, if necessary, for qualitative factors that exist currently that were not present in the historical data. These qualitative factors include delinquency trends, actual loan classification migration trends, economic and business conditions, concentration of credit risk, loan-to-value ratios, non-performing loan trends and external factors. In deriving the qualitative allowance, management uses significant judgment to qualitatively adjust the historical loss experiences for current trends that existed at period end that were not reflected in the calculated historical loss ratios and to adjust the allowance for the changes in the current economic climate compared to the economic environment that existed historically. A subsequent change in data trends or the external environment may result in material changes in this component of the allowance from period to period.

Management believes that the allowance for loan losses reflects a reasonable estimate of incurred credit losses as of the statement of financial condition date. As of December 31, 2011, BankAtlantic Bancorp’s allowance for loan losses was $129.9 million. See “Provision for Loan Losses” for a discussion of the amounts of BankAtlantic Bancorp’s allowance assigned to each loan product. The estimated allowance, which was derived from the above methodology, may be significantly different from actual realized losses. Actual losses incurred in the future are highly dependent upon future events, including the economies of geographic areas where BankAtlantic Bancorp borrowers or the collateral for our loans are located, especially in Florida. These factors are beyond management’s control. Accordingly, BankAtlantic Bancorp may incur credit losses in excess of the amounts estimated by its allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review BankAtlantic Bancorp’s allowance for loan losses. Such agencies may require BankAtlantic Bancorp to recognize additions to the allowance based on their judgments and information available to them at the time of their examination and such judgments may differ from management’s judgment.

BankAtlantic Bancorp analyzes its loan portfolio quarterly by monitoring the loan mix, credit quality, loan-to-value ratios, concentration by geographical area, vintage, historical trends and economic conditions. As a consequence, BankAtlantic Bancorp’s allowance for loan losses estimates will change from period to period. During the three year period ended December 31, 2006, real estate markets experienced significant price increases accompanied by an abundance of available mortgage financing. Additionally, based on historical loss experience during that time, BankAtlantic Bancorp’s credit policies focused its loan production on collateral based loans and the discontinuation of certain loan products. These factors, other internal metrics and external market factors favorably impacted BankAtlantic Bancorp’s provision for loan losses and allowance for loan losses during the year ended December 31, 2006. Conversely, during the four years ended December 31, 2010, the real estate market (and particularly the residential real estate market) and general economic conditions, both nationally and in Florida, rapidly deteriorated with significant reductions in market prices and volume of residential real estate sold, plummeting collateral values, dramatic increases in unemployment and severe tightening of credit availability to borrowers. The impact of these rapidly deteriorating real estate market conditions and adverse economic conditions on BankAtlantic Bancorp’s loan portfolios resulted in a significant increase in its ratio of allowance for loan losses to total loans from 0.94% at December 31, 2006 to 5.08% at December 31, 2010. During the year ended December 31, 2011, real estate price declines slowed and BankAtlantic Bancorp believes that the real estate prices have stabilized. As a consequence BankAtlantic Bancorp’s ratio of allowance for loan losses to total loans declined from 5.08% as of December 31, 2010 to 5.02% as of December 31, 2011. BankAtlantic Bancorp believes that its performance in subsequent periods will be highly sensitive to changes in the Florida real estate market as well as the recovery of the Florida economy, availability of mortgage financing and the severity of unemployment in Florida and nationally. If real estate and economic conditions deteriorate, BankAtlantic Bancorp is likely to experience significantly increased credit losses.

Impairment of Long Lived Assets including Goodwill and Intangible Assets

Impairment of Long-lived Assets — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When testing a long-lived asset for recoverability, it may be necessary to review estimated lives and adjust the depreciation period. Changes in circumstances and the estimates of future cash flows, as well as evaluating estimated lives of long-lived assets, are subjective and involve a significant amount of judgment. A change in the estimated life of a long-lived asset may substantially change depreciation and amortization expense in subsequent periods. For purposes of recognition and measurement of an impairment loss, we are required to group long-lived assets at the lowest level for which identifiable cash flows are independent of other assets. These cash flows are based on projections from management reports which are based on subjective interdepartmental allocations. Fair values are not available for many of our long-lived assets, and estimates must be based on available information, including prices of similar assets and present value valuation techniques using Level 3 unobservable inputs. Long-lived assets subject to the above impairment analysis include property and equipment, inventory, real estate held for sale and real estate owned.

Broker price opinions and third party appraisals are also utilized to assist BankAtlantic Bancorp in determining the fair value of real estate held for sale, operating lease contracts and real estate owned. The appraisers or brokers use professional judgment in determining the fair value of the properties and BankAtlantic Bancorp may also adjust these values for changes in market conditions subsequent to the valuation date when current appraisals are not available. The assumptions used to calculate the fair values are generally Level 3 inputs and are highly subjective and extremely sensitive to changes in market conditions. The assumptions used are representative of assumptions that BankAtlantic Bancorp believes market participants would use in fair valuing these assets or lease contracts, but different assumptions may result in significantly different results. BankAtlantic Bancorp validates its assumptions by comparing completed transactions with our prior period fair value estimates and we may check our assumptions against multiple valuation sources. Future events, including volatility in real estate values, may cause the Company to have additional impairments or recoveries of long-lived assets or operating leases in the foreseeable future.

Goodwill — Goodwill is tested for impairment annually or when events or circumstances occur that may result in goodwill impairment during interim periods. The test requires BankAtlantic Bancorp to determine the fair value of its reporting units and compare the reporting units’ fair value to its carrying value. BankAtlantic Bancorp’s reporting units are comprised of Community Banking, Commercial Lending, Tax Certificate Operations, Capital Services and Investment Operations. The fair values of the reporting units are estimated using discounted cash flow present value valuation models and market multiple techniques.

While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. If the fair value of a reporting unit is below the carrying amount, a second step of the goodwill impairment test is performed. This second step requires BankAtlantic Bancorp to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to a business combination purchase price allocation. Since there is no active market for many of BankAtlantic Bancorp’s assets, management derives the fair value of the majority of these assets using net present value models. As a consequence, management estimates rely on assumptions and judgments regarding issues where the outcome is unknown and as a result, actual results or values may differ significantly from these estimates. Additionally, declines in the market capitalization of BankAtlantic Bancorp’s common stock affect the aggregate fair value of the reporting units. Changes in management’s valuation of its reporting units and the underlying assets, as well as declines in BankAtlantic Bancorp’s market capitalization, may affect future earnings through the recognition of additional goodwill impairment charges.

In determining the fair value of the capital services reporting unit, BankAtlantic Bancorp used a discounted cash flow technique. This method utilizes assumptions for expected cash flows and discount rates. BankAtlantic Bancorp used financial projections over a period of time, considered necessary to achieve a steady state of cash flows for the reporting unit. The primary assumptions in the projections were anticipated loan growth, interest rates and revenue growth. The discount rates were estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and unsystematic risk and size premium adjustments specific to a particular reporting unit. The estimated fair value of the reporting unit is highly sensitive to changes in the discount rate and terminal value assumptions. Minor changes in these assumptions could impact significantly the fair value assigned to a reporting unit.

When the estimated fair value of a reporting unit is below the carrying value, goodwill may be impaired, and the second step of the goodwill impairment evaluation is performed. The second step involves calculating the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as it is determined in a business combination. The fair value of the reporting unit’s assets and liabilities, including previously unrecognized intangible assets, is individually determined. The excess fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied goodwill. Significant judgment and estimates are involved in estimating the fair value of the assets and liabilities of the reporting unit.

The value of the implied goodwill is highly sensitive to the estimated fair value of the reporting unit’s net assets. The fair value of the reporting unit’s net assets is estimated using a variety of valuation techniques including the following:

•	recent data observed in the market, including for similar assets,

•	cash flow modeling based on projected cash flows and market discount rates, and

•	estimated fair value of the underlying loan collateral.

The estimated fair values reflect BankAtlantic Bancorp’s assumptions regarding how a market participant would value the net assets and includes appropriate credit, liquidity, and market risk premiums that are indicative of the current environment. If the implied fair value of the goodwill for the reporting unit exceeds the carrying value of the goodwill for the respective reporting unit, no goodwill impairment is recorded. Changes in the estimated fair value of the individual assets and liabilities may result in a different amount of implied goodwill, and the amount of goodwill impairment, if any. Future changes in the fair value of the reporting unit’s net assets may result in future goodwill impairment.

Intangible Assets — We evaluate our intangible assets when events and circumstances indicate that assets may be impaired and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings that they are expected to generate. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to a number of factors, many of which may be beyond our control.

Intangible assets include management contracts in the amount of $63 million at each of December 31, 2011 and 2010, which were originated in connection with the November 16, 2009 acquisition of a controlling interest in Bluegreen. Such management contracts are not amortized, but instead are reviewed for impairment at least annually, or if events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

At December 31, 2011 and 2010, other intangible assets also consisted of core deposit intangible assets of approximately $8.2 million and $12.7 million, respectively, which were initially recorded at fair value and then amortized over the average life of the respective assets, ranging from 7 years to 10 years.

Acquired Notes Receivable

As part of the November 16, 2009 Bluegreen share acquisition, the Company was deemed under applicable accounting guidance to have acquired certain of Bluegreen’s assets, including a pool of notes receivable consisting principally of homogenous consumer timeshare loans originated by Bluegreen. Consistent with the accounting guidance, the Company has elected an accounting policy based on expected cash flows, which includes guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset. The loans have common risk characteristics as defined in the accounting guidance, Loans and Debt Securities with Deteriorated Credit Quality, including similar risk ratings, as defined and monitored by risk rating agencies, term, purpose and similar collateral type VOIs. The Company evaluates the pool of loans accounted for as a single asset for indications of impairment. Purchased loans are considered to be impaired if it is not expected that all contractually required cash flows will be received due to concerns about credit quality. The excess of the cash flows expected to be collected measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan using a level yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the nonaccretable difference.

Subsequent decreases to expected principal cash flows result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan losses. Subsequent increases in expected principal cash flows result in a recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. Changes in expected interest cash flows may result in reclassifications to or from the nonaccretable difference. Loan disposals, which may include receipt of payments in full from the borrower or foreclosure, result in the removal of the loan from the loan pool at its allocated carrying amount.

Impact of Inflation

The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Virtually all of the Company’s assets and liabilities, as well as the assets and liabilities of its subsidiaries’, are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general price levels. Although interest rates generally move in the same direction as inflation, the magnitude of such changes varies. Furthermore, as it relates to Bluegreen, increases in Bluegreen’s construction and development costs would result in increases in the sales prices of its VOIs. There is no assurance that Bluegreen will be able to increase or maintain the current level of its sales prices or that increased construction costs will not have a material adverse impact on Bluegreen’s gross margin. In addition, inflation is often accompanied by higher interest rates which could have a negative impact on consumer demand and the costs of financing activities. Rising interest rates as well as increased materials and labor costs may reduce margins.

BFC’s MD&A

(BFC Activities)

BFC Activities

The BFC Activities segment consists of BFC operations, our investment in Benihana, and other activities, including investments and operations of Woodbridge unrelated to real estate. BFC operations primarily consist of our corporate overhead and selling, general and administrative expenses, including the expenses of Woodbridge, the financial results of a venture partnership that BFC controls and other equity investments, as well as income and expenses associated with BFC’s shared service operations which provides human resources, risk management, investor relations and executive office administration services to BankAtlantic Bancorp and Bluegreen. This segment also includes investments made by our wholly owned subsidiary, BFC/CCC, Inc. (“BFC/CCC”), as well as the activities of Snapper Creek Equity Management, LLC and certain other investments, including Pizza Fusion.

Prior to December 2011, Pizza Fusion was determined to be a VIE under applicable accounting guidance for variable interest entities due to the special voting and other rights associated with the shares of Pizza Fusion’s Series B Convertible Preferred Stock held by Woodbridge. As a result, the operations of Pizza Fusion were previously consolidated into BFC. During December 2011, Pizza Fusion effected a reclassification of its capital stock, pursuant to which the shares of Pizza Fusion’s Series A and Series B Convertible Preferred Stock automatically converted into shares of Pizza Fusion’s common stock at a ratio of 1:1. As a result of the reclassification, Woodbridge no longer has a controlling interest in Pizza Fusion and, under applicable accounting guidance for business combinations, the financial statements of Pizza Fusion were deconsolidated as of December 31, 2011. The Company recognized a $615,000 loss on investment in subsidiary during the year ended December 31, 2011 in connection with the deconsolidation.

As previously described, on November 16, 2009, we purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock for an aggregate purchase price of approximately $23 million, which resulted in us having a majority interest in Bluegreen’s Common Stock (currently 54%). As a result, we have consolidated Bluegreen’s results since November 16, 2009 into our financial statements. Prior to November 16, 2009, we owned approximately 9.5 million shares, or approximately 29%, of Bluegreen’s Common Stock. Our 29% equity investment in Bluegreen was accounted for under the equity method and included in BFC Activities.

BFC’s MD&A

(BFC Activities)

The discussion that follows reflects the operations and related matters of BFC Activities (in thousands).

	For the Years Ended December 31,			Change 2011 vs. 2010	Change 2010 vs. 2009
	2011	2010	2009

Revenues
Other revenues	748	1,781	1,296	(1,033)	485

	748	1,781	1,296	(1,033)	485

Cost and Expenses
Cost of sales of real estate	—	—	7,749	—	(7,749)
Interest expense, net	4,497	6,264	6,511	(1,767)	(247)
Impairment of goodwill	—	—	2,001	—	(2,001)
Selling, general and administrative expenses	16,754	25,602	30,388	(8,848)	(4,786)
Other expenses	209	—	—	209	—

	21,460	31,866	46,649	(10,406)	(14,783)
Gain on bargain purchase of Bluegreen	—	—	182,849	—	(182,849)
(Loss) gain on settlement of investment in subsidiary	(615)	(977)	16,296	362	(17,273)
Equity in earnings (loss) from unconsolidated affiliates	1,371	(2,045)	32,276	3,416	(34,321)
Impairment of unconsolidated affiliates	—	—	(31,181)	—	31,181
Impairment of investments	—	—	(2,396)	—	2,396
Investment gains	—	—	6,654	—	(6,654)
Other income	4,901	6,481	5,775	(1,580)	706

(Loss) income from continuing operations before income taxes	(15,055)	(26,626)	164,920	11,571	(191,546)
Less: Benefit for income taxes	(4,965)	(7,097)	(35,503)	2,132	28,406

Net (loss) income	$(10,090)	(19,529)	200,423	9,439	(219,952)

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Other revenues for the years ended December 31, 2011 and 2010 related to franchise revenues generated by Pizza Fusion totaling $748,000 and $1.8 million, respectively.

Selling, general and administrative expenses decreased $8.8 million to $16.8 million for the year ended December 31, 2011 from $25.6 million for 2010. The decrease in selling, general and administrative expenses in 2011 was primarily attributable to lower compensation and benefits expense, which primarily resulted from workforce reductions and lower bonuses, severance and stock compensation. The decline in selling, general and administrative expenses was also due to the deconsolidation of Pizza Fusion in 2011 and insurance reimbursements received in 2011 in connection with expenses previously paid in defending against a class action complaint. This was offset in part by higher professional expenses resulting primarily from expenses incurred in connection with our proposed merger with Bluegreen.

The decrease in interest expense primarily resulted from lower interest rates. No interest was capitalized during the year ended December 31, 2011 or 2010.

The increase in equity in earnings from unconsolidated affiliates of approximately $3.4 million during the year ended December 31, 2011 compared to the year ended December 31, 2010 was due primarily to the

BFC’s MD&A

(BFC Activities)

recognition of the negative basis of an investment in BFC/CCC’s wholly-owned subsidiary of approximately $1.3 million. BFC/CCC’s wholly-owned subsidiary had a 10% interest in a limited liability company that owned two commercial properties in Hillsborough County, Florida. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member of the limited liability company each guaranteed the payment of up to a maximum of $5.0 million for certain environmental indemnities and specific obligations that were not related to the financial performance of the properties. BFC and the unaffiliated member also entered into a cross indemnification agreement which limited BFC’s obligations under the guarantee to acts of BFC and its affiliates. On March 25, 2011, the limited liability company reached a settlement with its lender, pursuant to which it has conveyed the commercial properties securing the loan via a deed in lieu of foreclosure. BFC and BFC/CCC’s wholly-owned subsidiary were released from all obligations and guarantees related to the two commercial properties. During the first quarter of 2011, BFC recognized the negative basis of its investment of approximately $1.3 million. In December 2010, the limited liability company recorded an impairment charge related to the fair market value of these properties, of which $1.9 million was recognized by BFC/CCC’s wholly-owned subsidiary.

Loss on settlement of investment in subsidiary for the year ended December 31, 2011 resulted from the deconsolidation of Pizza Fusion described above.

The decrease in other income for the year ended December 31, 2011 compared to the year ended December 31, 2010 was due primarily to lower shared services fees in 2011. Shared services fees declined as a result of a reduction in workforce.

Benefit for income taxes for the year ended December 31, 2011 includes the recognition of uncertain tax positions taken in a prior tax year relating to settlements with taxing authorities. During the second quarter of 2010, we recognized a tax benefit of approximately $7.6 million relating to an additional tax refund of approximately $5.8 million resulting from a change in IRS guidance, approximately $1.0 million of which we anticipate paying to the Debtors’ Estate pursuant to the Settlement Agreement related to the Chapter 11 Cases. We also recognized a tax benefit of $1.8 million during the second quarter of 2010 associated with a reduction in the deferred tax valuation allowance from continuing operations to reflect the future taxable income associated with unrealized gains in accumulated other comprehensive income.

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Other revenues for the years ended December 31, 2010 and 2009 related to franchise revenues generated by Pizza Fusion totaling $1.8 million and $1.3 million, respectively.

Cost of sales of real estate for the year ended December 31, 2009 was $7.7 million as a result of capitalized interest written-off in connection with the impairment charges of inventory of real estate recorded in Core and Carolina Oak.

Selling, general and administrative expenses decreased $4.8 million to $25.6 million for the year ended December 31, 2010 from $30.4 million for 2009. The decrease in selling, general and administrative expenses in 2010 was primarily attributable to lower compensation and benefits expense and the elimination of public company related costs since the merger of Woodbridge and BFC in 2009. This was offset in part by higher accrued audit fees incurred during 2010 and a write-off of intangible assets related to Pizza Fusion in 2009. Included in selling, general and administrative expenses are fees earned in connection with certain management advisory services provided by a wholly owned subsidiary of BFC.

Interest expense consists of interest incurred less interest capitalized. Interest incurred totaled $6.3 million and $7.4 million for the years ended December 31, 2010 and 2009, respectively. No interest was capitalized for

BFC’s MD&A

(BFC Activities)

the year ended December 31, 2010 while $931,000 was capitalized for 2009. This resulted in interest expense of $6.3 million in the year ended December 31, 2010, compared to $6.5 million in 2009.

During the year ended December 31, 2009, we wrote-off the full $2.0 million of goodwill related to our investment in Pizza Fusion.

BFC accounted for the acquisition of a controlling interest in Bluegreen in November 2009 in accordance with the accounting guidance of business combinations. As part of the accounting for the November 2009 Bluegreen share acquisition, management was required to evaluate the fair value of Bluegreen’s inventory and certain of Bluegreen’s contracts. In connection with the acquisition, the Company recorded a $182.8 million “bargain purchase gain” during the fourth quarter of 2009. See Note 3 to our consolidated financial statements included in this joint proxy statement/prospectus for further information.

Prior to the consolidation of Bluegreen into our consolidated financial statements on November 16, 2009, we accounted for our investment in Bluegreen under the equity method of accounting. Our interest in Bluegreen’s earnings during the period from January 1 through November 16, 2009 was $32.3 million (after the amortization of approximately $28.4 million related to the change in the basis as a result of the impairment charges on this investment during the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009). We reviewed our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warranted for other-than-temporary declines in value. Based on the results of the evaluations of the investment in Bluegreen, we recorded an other-than-temporary impairment charge of approximately $31.2 million during the year ended December 31, 2009.

During the year ended December 31, 2009, we recorded impairment charges of $2.4 million on our investment in Office Depot’s common stock. The Company sold its remaining shares of Office Depot’s common stock during the fourth quarter of 2009.

The increase in other income for the year ended December 31, 2010 compared to the same period in 2009 was primarily due real estate advisory fees. In June 2010, the Parent Company of BankAtlantic Bancorp and BankAtlantic entered into a real estate advisory service agreement with BFC for assistance relating to the work-out of loans and the sale of real estate owned. During the year ended December 31, 2010, BFC recognized approximately $787,000 of real estate advisory service fees under this agreement.

As described above, during the second quarter of 2010, we recognized tax benefits totaling approximately $9.4 million, approximately $1.0 million of which we anticipate paying to the Debtors’ Estate. The $1.0 million expected to be paid to the Debtors’ Estates was recorded in the (loss) gain on settlement of investment in Woodbridge’s subsidiary and is subject to change pending a final review of the $5.8 million expected tax refund by the IRS. The gain on settlement of investment in subsidiary during the year ended December 31, 2009 reflected the reversal into income of the loss in excess of investment in Levitt and Sons after the settlement of Levitt and Sons’ bankruptcy was finalized, which resulted in a $40.4 million gain on a consolidated basis in the first quarter of 2009. The $40.4 million gain was reduced by the $10.7 million accrual, representing the portion of the tax refund due to the Levitt and Sons’ estate, resulting in a $29.7 million gain on settlement of investment in Woodbridge’s subsidiary, of which $16.3 million was recorded in the BFC Activities segment.

2008 Step acquisitions — Purchase Accounting

During 2008, BFC purchased an aggregate of approximately 144,770 shares of BankAtlantic Bancorp’s Class A Common Stock on the open market. The shares purchased were accounted for as step acquisitions under the purchase method of accounting then in effect. Accordingly, the assets and liabilities acquired were revalued

BFC’s MD&A

(BFC Activities)

to reflect market values at the date of acquisition. The discounts and premiums arising as a result of such revaluation are generally being accreted or amortized, net of tax, over the remaining life of the assets and liabilities. The net impact of such accretion, amortization and other effects of purchase accounting decreased our consolidated net loss for the year ended December 31, 2011 by approximately $1.4 million, comprised of $2.4 million and $2.1 million related to BankAtlantic Bancorp’s loans receivable and properties and equipment, respectively, partially offset by the effect of purchase accounting associated with core deposit intangible asset of approximately $3.2 million. For the year ended December 31, 2010, the net impact of purchase accounting decreased our consolidated net loss by approximately $1.2 million, comprised of $2.4 million, $728,000 and $189,000 related to BankAtlantic Bancorp’s loans receivable, properties and equipment and other assets, respectively, partially offset by the effect of purchase accounting associated with core deposit intangible asset of approximately $2.3 million. For the year ended December 31, 2009, the net impact of purchase accounting increased our consolidated net loss by approximately $5.9 million, including an $8.9 million loss due to the purchase accounting associated with Core’s real estate impairment, partially offset by the effect of purchase accounting associated with property and equipment of approximately $1.2 million, loans receivable of approximately $2.2 million and goodwill of approximately $583,000.

Liquidity and Capital Resources

As of December 31, 2011 and 2010, we had cash, cash equivalents and short-term investments totaling approximately $11 million and $29 million, respectively. The decrease in cash, cash equivalents and short-term investments for the year ended December 31, 2011 was due to the purchase of approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in BankAtlantic Bancorp’s 2011 rights offering for approximately $10 million, (as described below), BFC’s operating and general and administrative expenses of approximately $8.3 million, junior subordinated debentures interest payments of approximately $4.6 million and a $2.5 million payment made in connection with the settlement of Carolina Oak’s debt. This decrease was offset in part by the receipt of a $7.4 million income tax refund, net of amounts payable under the Settlement Agreement related to the Chapter 11 Cases.

Except as otherwise noted, the debts and obligations of BankAtlantic Bancorp, Bluegreen and Woodbridge are not direct obligations of BFC and generally are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC, absent a dividend or distribution from those entities. BFC’s principal sources of liquidity are its available cash and short-term investments. In addition, during the fourth quarter of 2011, we received a $7.4 million tax refund, net of amounts payable under the Settlement Agreement related to the Chapter 11 Cases. We expect to use our available funds to fund operations and meet our obligations. We may also use available funds to make additional investments in the companies within our consolidated group, invest in equity securities and other investments, or repurchase shares of our common stock pursuant to our share repurchase program. On September 21, 2009, our board of directors approved a share repurchase program which authorizes the repurchase of up to 20,000,000 shares of Class A Common Stock and Class B Common Stock at an aggregate cost of up to $10 million. The share repurchase program replaced our $10 million repurchase program that our board of directors approved in October 2006 which placed a limitation on the number of shares which could be repurchased under the program at 1,750,000 shares of Class A Common Stock. The current program, like the prior program, authorizes management, at its discretion, to repurchase shares from time to time subject to market conditions and other factors. No shares were repurchased during the years ended December 31, 2011 or 2010.

During June 2011, BFC purchased for $10.0 million approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights granted to it in BankAtlantic Bancorp’s 2011 rights offering. The shares acquired in the 2011 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 53% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 75%. During 2010, BFC acquired an aggregate of 2.0 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights

BFC’s MD&A

(BFC Activities)

granted to it in BankAtlantic Bancorp’s 2010 rights offering. The aggregate purchase price for those shares was $15.0 million. The shares acquired in the 2010 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 45% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 71%.

Since March 2009, BFC has not received cash dividends from BankAtlantic Bancorp. BankAtlantic Bancorp is currently prohibited from paying dividends on its common stock without first receiving the written non-objection of the Federal Reserve. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time. Under the terms of BankAtlantic Bancorp’s stock purchase agreement with BB&T, as amended on March 13, 2012, BB&T has agreed to assume at the closing of the transaction the approximately $285 million in principal amount of BankAtlantic Bancorp’s outstanding trust preferred securities, while BankAtlantic Bancorp has agreed to pay at the closing all deferred interest on the trust preferred securities through the closing and to pay or escrow certain other obligations related to the trust preferred securities. In addition to the above restrictions, BankAtlantic Bancorp may only pay dividends if and when declared by its board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

We believe that our current financial condition and credit relationships, together with anticipated cash flows from other sources of funds, including proceeds expected to be recovered from surety bond litigation and, to the extent determined to be advisable, proceeds from the disposition of properties or investments, will allow us to meet our anticipated near-term liquidity needs. With respect to long-term liquidity requirements, in addition to the foregoing, we may also, subject to the receipt of any regulatory approval or non-objection, seek to raise funds through the incurrence of long-term secured or unsecured indebtedness, or the issuance of equity and/or debt securities. However, these alternatives may not be available to us on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations and financial condition.

BFC, on a parent company only basis, had previously committed that it would not, without the prior written non-objection of the OTS, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or, to the extent applicable to BFC, in connection with BankAtlantic’s compliance requirements under its Cease and Desist Order described below ; (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, the OTS advised BFC that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity, or (ii) make dividend payments on its preferred stock, in each case without the prior written non-objection of the OTS. On July 21, 2011, BFC made a formal request to the Federal Reserve, which now has the supervisory authority previously held by the OTS, for a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for the quarter ended September 30, 2011. BFC subsequently received a written non-objection from the Federal Reserve with respect to such dividend payment. BFC’s Board of Directors declared the $187,500 dividend payable with respect to its outstanding preferred stock for the quarter ended December 31, 2011, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative

BFC’s MD&A

(BFC Activities)

dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s currently proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in our consolidated statement of financial condition as of December 31, 2011.

On September 21, 2009, BFC and Woodbridge consummated their merger pursuant to which Woodbridge merged with BFC. As previously disclosed, under Florida law, holders of Woodbridge’s Class A Common Stock who did not vote to approve the merger between Woodbridge and BFC and properly asserted and exercised their appraisal rights with respect to their shares (“Dissenting Holders”) are entitled to receive a cash payment in an amount equal to the fair value of their shares as determined in accordance with the provisions of Florida law in lieu of the shares of BFC’s Class A Common Stock that they would otherwise have been entitled to receive. Dissenting Holders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. Woodbridge is currently a party to legal proceedings relating to the appraisal process. In December 2009, a $4.6 million liability was recorded with a corresponding reduction to additional paid-in capital, which is reflected in the Company’s consolidated statements of financial condition representing in the aggregate Woodbridge’s offer to the Dissenting Holders. However, the appraisal rights litigation is currently ongoing and its outcome is uncertain. As a result, there is no assurance as to the amount of the payment that will ultimately be required to be made to the Dissenting Holders, which amount may be greater than the $4.6 million that we have accrued.

During 2004, the Company purchased 800,000 shares of Benihana’s Convertible Preferred Stock for $25.00 per share. BFC received quarterly dividends on its shares of Benihana’s Convertible Preferred Stock at an annual rate equal to 5% or $1.25 per share, payable on the last day of each calendar quarter. During May and July 2011, we converted a total of 300,000 shares of Benihana’s Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. During October 2011, we converted the remaining 500,000 shares of Benihana’s Convertible Preferred Stock that we owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification was approved by Benihana’s shareholders on November 17, 2011 and effected by Benihana on November 29, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana. During March 2012, Benihana filed a registration statement on Form S-3 under which we may sell any and all of the 1,582,577 shares of Benihana’s Common Stock that we own. The proceeds we receive from any such sale of Benihana’s Common Stock will depend on the timing of the sale and the market price of Benihana’s Common Stock.
On June 7, 2004, the Company’s board of directors designated 15,000 shares of the Company’s preferred stock as 5% Cumulative Preferred Stock. On June 21, 2004, the Company sold all 15,000 shares of the 5% Cumulative Preferred Stock to an investor group in a private offering. The Company’s 5% Cumulative Preferred Stock has a stated value of $1,000 per share. At December 31, 2011, the shares of 5% Cumulative Preferred Stock were redeemable at the option of the Company, from time to time, at redemption prices ranging from $1,020 per share for the twelve month period ending 2012 to $1,000 per share for the twelve month period ending April 29, 2016. In addition, pursuant to the Second Amendment described below, to the extent the shares are not earlier redeemed pursuant to the optional redemption right, the Company is required to redeem 5,000 shares of the 5% Cumulative Preferred Stock during each of the years ending December 31, 2016, 2017 and 2018 for an aggregate annual redemption price of $5.0 million, or $1,000 per share. The 5% Cumulative Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid

BFC’s MD&A

(BFC Activities)

dividends or an amount equal to the applicable redemption price in a voluntary liquidation or winding up of the Company. Holders of the 5% Cumulative Preferred Stock have no voting rights, except as provided by Florida law, and are entitled to receive, when and as declared by the Company’s board of directors (and currently also upon the written non-objection from the Federal Reserve), cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance. From the second quarter of 2004 through the third quarter of 2011, the Company paid quarterly dividends on the 5% Cumulative Preferred Stock of $187,500. The Company’s Board of Directors declared the $187,500 dividend on the 5% Cumulative Preferred Stock, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s currently proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in our consolidated statement of financial condition as of December 31, 2011.

On December 17, 2008, the Company amended certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Cumulative Preferred Stock (the “First Amendment”). The First Amendment eliminated the right of the holders of the 5% Cumulative Preferred Stock to convert their shares into shares of the Company’s Class A Common Stock. The First Amendment also required the Company to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds received in the event the Company sold any shares of Benihana’s stock that it owned. In December 2008, based on an analysis of the 5% Cumulative Preferred Stock after giving effect to the First Amendment, the Company determined that the 5% Cumulative Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the effective date of the amendment of approximately $11.0 million into the mezzanine category. The remaining amount of approximately $4.0 million is in additional paid in capital in the Company’s consolidated statements of financial condition. The fair value of the 5% Cumulative Preferred Stock was calculated by using an income approach by discounting estimated cash flows at a market discount rate.

During April 2012, the Company further amended the relative rights, preferences and limitations of the 5% Cumulative Preferred Stock (the “Second Amendment”). As indicated above, pursuant to the Second Amendment, the Company is required to redeem, to the extent not earlier redeemed pursuant to the previously described optional redemption right, 5,000 shares of the 5% Cumulative Preferred Stock for an aggregate redemption price of $5.0 million ($1,000 per share) during each of the years ending December 31, 2016, 2017 and 2018. The Second Amendment also provides that, in the event of default on the Company’s obligations to make dividend payments or redeem the 5% Cumulative Preferred Stock in accordance with the mandatory redemption provision, the holders of the 5% Cumulative Preferred Stock will be entitled to receive from the Company shares of Bluegreen’s common stock having, in the aggregate, a fair market value equal to the amount of the dividend or redemption payment defaulted on, subject, in the case of a mandatory redemption payment default, to a maximum of 5,000,000 shares of Bluegreen’s common stock. In consideration therefor and as a result of BFC’s 2011 conversions of its shares of Benihana’s Series B Convertible Preferred Stock, the Second Amendment eliminated (i) the right of the holders of BFC’s 5% Cumulative Preferred Stock, in the event BFC defaulted on its dividend payment obligations with respect to its 5% Cumulative Preferred Stock, to receive directly from Benihana the payments due and (ii) the provision contained in the First Amendment which required BFC to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds it receives in the event it sells any of its shares of Benihana’s Common Stock.

BFC’s MD&A

(BFC Activities)

Under applicable accounting guidance, as a result of the mandatory redemption provision contained in the Second Amendment, the 5% Cumulative Preferred Stock will be classified as a liability at its estimated fair value beginning in the second quarter of 2012.

During June 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases relating to the voluntary bankruptcy petitions filed by Levitt and Sons and substantially all of its subsidiaries during November 2007. Pursuant to the Settlement Agreement, as it was subsequently amended, Woodbridge agreed to (i) pay $8 million to the Debtors’ bankruptcy estates (sometimes referred to herein as the “Debtors’ Estate”), (ii) place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction, (iii) make a $300,000 payment to a deposit holders fund and (iv) share a percentage of any tax refund attributable to periods prior to the bankruptcy with the Debtors’ Estate. In addition, Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including administrative expense claims through July 2008, and the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. On February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee. That order also approved the settlement pursuant to the Settlement Agreement, as amended. Accordingly, in the fourth quarter of 2009, we accrued approximately $10.7 million in connection with the portion of the tax refund which may be payable to the Debtors Estate pursuant to the Settlement Agreement. The gain on settlement of investment in subsidiary of $40.4 million recorded in the first quarter of 2009 was reduced by the $10.7 million accrual recorded in the fourth quarter of 2009 resulting in a $29.7 million gain on settlement of investment in subsidiary for the year ended December 31, 2009. Additionally, in the second quarter of 2010, we increased the $10.7 million accrual by approximately $1.0 million, representing the portion of an additional tax refund which was received during the fourth quarter of 2011. The Company’s liability related to the Settlement Agreement at December 31, 2011 was approximately $11.7 million, representing the portion of tax refund that will likely be required to be paid to the Debtors’ Estate pursuant to the Settlement Agreement. As of December 31, 2011, $11.7 million of the tax refund to be paid to the Debtors’ Estate was received and placed in an escrow account. The $11.7 million amount is included as restricted cash in the Company’s consolidated statements of financial condition.

At June 30, 2009, a wholly-owned subsidiary of BFC/CCC had a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida. In connection with the purchase of the office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement was $2.0 million (which was shared on a joint and several basis with the managing general partner). In July 2009, BFC/CCC’s wholly-owned subsidiary withdrew as a partner of the limited partnership and transferred its 10% interest to an unaffiliated partner. In return, the partner to whom this interest was assigned agreed to use its reasonable best efforts to obtain the release of BFC/CCC from the guarantee. The partner was unable to secure such a release and that partner has agreed to indemnify BFC/CCC for any losses that may arise under the guarantee after the date of the assignment. No amounts were recorded in our financial statements at December 31, 2011 or December 31, 2010 for this partnership, including the guarantee.

A wholly-owned subsidiary of BFC/CCC had a 10% interest in a limited liability company that owned two commercial properties in Hillsborough County, Florida. On March 25, 2011, the limited liability company reached a settlement with its lender and conveyed the commercial properties securing the loan via a deed in lieu of foreclosure. BFC and BFC/CCC’s wholly-owned subsidiary were released from all obligations and guarantees related to the two commercial properties. As described above, during the first quarter of 2011, BFC recognized the negative basis of its investment of approximately $1.3 million which is included in equity in earnings from unconsolidated affiliates for the year ended December 31, 2011.

BFC’s MD&A

(BFC Activities)

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. At December 31, 2011 and 2010, the carrying amount of this investment was approximately $283,000 and $282,000, respectively, which is included in investments in unconsolidated affiliates in the Company’s Consolidated Statements of Financial Condition. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceeding under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfer of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates. No amounts are recorded in the Company’s financial statements at December 31, 2011 or December 31, 2010 for the obligations associated with this guarantee based on the potential indemnification by the unaffiliated members and the limit of the specific obligations to non-financial matters.

BFC’s MD&A

(Real Estate Operations)

Real Estate Operations

The Real Estate Operations segment includes the subsidiaries through which Woodbridge historically conducted its real estate business activities. These activities were concentrated in Florida and South Carolina and included the development and sale of land, the construction and sale of single family homes and townhomes and the leasing of commercial properties through Core prior to its liquidation in 2010 and Carolina Oak, which was engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008. The Real Estate Operations segment also previously included the operations of Cypress Creek Holdings. The results of Cypress Creek Holdings are classified as discontinued operations for each of the years ended December 31, 2009, 2010 and 2011 and Core’s results are classified as discontinued operations for each of the years ended December 31, 2009 and 2010.

In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with the various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of properties in Florida and South Carolina which served as collateral under mortgage loans totaling approximately $113.9 million. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the real property owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which is undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefor, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In accordance with the accounting guidance for consolidation, Woodbridge recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s consolidated statement of financial condition as of December 31, 2010, and the deferred gain on settlement of investment in subsidiary was recognized into income during the first quarter of 2011.

Approximately $27.2 million of the $113.9 million of mortgage loans described above was collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at December 31, 2010 and was subject to separate foreclosure proceedings. The foreclosure proceedings related to this property were completed on November 3, 2011 and, in accordance with the applicable accounting guidance, the Company recorded an $11.6 million gain on extinguishment of debt during the fourth quarter of 2011.

In December 2010, Core and one of its subsidiaries entered into agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and a $13.0 million gain on debt extinguishment was recognized in our consolidated statement of operations for the year ended December 31, 2010.

On June 10, 2010, Core sold its two commercial leasing projects (sometimes hereinafter referred to as the “Projects”) for approximately $75.4 million. As a result of the sale, Core realized a gain on sale of discontinued operations of approximately $2.6 million in the second quarter of 2010. The sale resulted in net cash proceeds to

BFC’s MD&A

(Real Estate Operations)

Core of approximately $1.5 million. See Note 5 to our consolidated financial statements included in this joint proxy statement/prospectus for further information regarding the Projects.

In 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC). As a result of the significant challenges faced during 2009, Woodbridge made the decision to cease all activities at Carolina Oak. In the fourth quarter of 2009, the inventory of real estate at Carolina Oak was reviewed for impairment and a $16.7 million impairment charge was recorded to adjust the carrying amount of Carolina Oak’s inventory to its fair value of $10.8 million.

Woodbridge was the obligor under a $37.2 million loan collateralized by the Carolina Oak property. During 2009, the lender declared the loan to be in default and filed an action for foreclosure. On April 26, 2011, a settlement agreement was entered into to resolve the disputes and litigation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. In accordance with applicable accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of December 31, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of a foreclosure proceeding or April 25, 2012.

The discussion that follows reflects the operations and related matters of our Real Estate Operations (in thousands):

	For the years ended December 31,
	2011	2010	2009
Revenues:
Sales of real estate	$—	2,739	6,605
Other revenues	—	1,027	1,071

	—	3,766	7,676

Costs and expenses:
Cost of sales of real estate	—	23,232	82,105
Interest expense, net	2,533	12,094	5,577
Selling, general and administrative expenses	195	8,220	14,885
Other expense	—	—	1,132

Total costs and expenses	2,728	43,546	103,699

Gain on extinguishment of debt	11,625	13,049	—
Gain on settlement of investment in subsidiary	11,305	—	—
Interest income and other income	—	888	521

Income (loss) before income taxes	20,202	(25,843)	(95,502)
Provision for income taxes	(3)	—	—

Net income (loss) from continuing operations	$20,199	(25,843)	(95,502)

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

There were no real estate sales during 2011 due to the liquidation of the real estate assets at Core and Carolina Oak. During the year ended December 31, 2010, we sold approximately 8 acres, which generated revenues of approximately $2.5 million, and the related cost of sales was $2.2 million.

BFC’s MD&A

(Real Estate Operations)

Other revenues recognized for the year ended December 31, 2010 primarily consisted of revenue generated by an irrigation facility owned by one of the five subsidiaries whose membership interests were transferred to Core’s lender upon settlement of $86.7 million of Core’s debt.

Selling, general and administrative expenses decreased to $0.2 million for the year ended December 31, 2011 from $8.2 million for 2010. The decrease resulted from the cessation of operations at Core and Carolina Oak.

Interest expense totaled $2.5 million for the year ended December 31, 2011 and $12.1 million for 2010. No interest was capitalized during the year ended December 31, 2011 or 2010. The decrease in interest expense was primarily due to the release of approximately $151.1 million of debt as part of Carolina Oak’s and Core’s settlement agreements with their lenders.

Gain on settlement of investment in subsidiary of $11.3 million for the year ended December 31, 2011 is attributable to the deconsolidation of five of Core’s subsidiaries, the membership interests in which were transferred to the lender upon settlement of $86.7 million of Core’s debt.

Gain on extinguishment of debt of $11.6 million for the year ended December 31, 2011 is attributable to the completion of foreclosure proceedings related to Tradition South Carolina during the fourth quarter of 2011. Gain on extinguishment of debt of $13.0 million for the year ended December 31, 2010 is attributable to the settlement of a $25 million loan made to a subsidiary of Core, as to which Core was secondarily liable as a guarantor. See Note 20 to our consolidated financial statements included in this joint proxy statement/prospectus for further details.

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues from sales of real estate decreased to $2.7 million for the year ended December 31, 2010 from $6.6 million for 2009. During the year ended December 31, 2010, Core sold approximately 8 acres, generating revenues of approximately $2.5 million, compared to the sale of approximately 13 acres, which generated revenues of approximately $1.1 million in 2009. Core did not recognize deferred revenue for the year ended December 31, 2010, but recognized approximately $5.3 million on previously sold land for the year ended December 31, 2009. Core did not recognize any look back revenue for the year ended December 31, 2010 while an insignificant amount was recognized for the same period in 2009. There were no home sales at Carolina Oak in the year ended December 31, 2010. During 2009, Carolina Oak generated $320,000 in revenues from the sale of 1 unit.

Other revenues remained consistent at $1.0 million and $1.1 million for the years ended December 31, 2010 and 2009, respectively.

Cost of sales of real estate for the year ended December 31, 2010 decreased to $23.2 million from $82.1 million for 2009 due to the recognition of lower impairment charges associated with inventory of real estate and decreased sales and selling efforts during 2010. We recorded approximately $20.8 million of impairment charges in 2010 compared to $80.3 million in 2009. Costs of sales of real estate before impairment charges for the years ended December 31, 2010 and 2009 were $2.4 million and $1.8 million, respectively.

Selling, general and administrative expenses decreased to $8.2 million for the year ended December 31, 2010 from $14.9 million in 2009. The decrease reflected the ceasing of real estate activities at Core, including specifically lower compensation and benefits expense and lower office related expenses reflecting a reduction in force at Core in 2009 and 2010, lower sales and marketing expenses as neither Core nor Carolina Oak engaged in advertising activities for the year ended December 31, 2010, and lower developer expenses related to property owner associations in Tradition, Florida. In addition, there was lower severance expense at Core for the year

BFC’s MD&A

(Real Estate Operations)

ended December 31, 2010 compared to 2009. These decreases were slightly offset by an increase in professional services related to the restructuring and property tax expenses in the year ended December 31, 2010 compared to 2009.

Gain on extinguishment of debt consists of the above described $13.0 million gain attributable to the troubled debt restructuring relating to the resolution of a $25 million loan made to a subsidiary of Core, as to which Core was secondarily liable as a guarantor. See Note 20 to our consolidated financial statements included in this joint proxy statement/prospectus for further details.

Interest incurred totaled $12.1 million for the year ended December 31, 2010 and $7.6 million for 2009. No interest was capitalized in the year ended December 31, 2010 compared to $2.0 for 2009 period. During the year ended December 31, 2010, we recorded interest expense at the default rate of interest in accordance with the terms of our loan agreements. Additionally, during the third quarter of 2009, the Company ceased capitalizing interest in light of the significantly reduced development activities in Florida and the suspended development activities in South Carolina. These factors resulted in a net higher interest expense recognized in the year ended December 31, 2010 compared to 2009. Historically, the capitalized interest allocated to inventory is charged to cost of sales as land and homes are sold. Cost of sales of real estate for the year ended December 31, 2010 and 2009 did not include any significant amounts of previously capitalized interest.

Other expense for the year ended December 31, 2009 primarily consisted of property and equipment impairment charges at Core.

Discontinued Operations — Core Communities and Cypress Creek Holdings

Cypress Creek Holdings. Cypress Creek Holdings owned an 80,000 square foot office building in Fort Lauderdale, Florida. As of December 31, 2011, the building, which had an estimated carrying value of approximately $6.4 million, served as collateral for an approximately $11.2 million mortgage loan. For the year ended December 31, 2010 and 2009, BFC recognized impairment charges related to the office building of $3.9 million and $4.3 million, respectively.

The building was previously 50% occupied by an unaffiliated third party pursuant to a lease which expired in March 2010. The tenant opted not to renew the lease and vacated the space as of March 31, 2010. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building and in December 2011, Cypress Creek Holdings signed a letter of intent for the sale of the building and as a result, Cypress Creek Holdings results of operations are reported as a discontinued operation in the Company’s consolidated financial statements and its assets are classified as assets held for sale. During January 2012, the building was sold for approximately $10.8 million. At closing the Company paid $668,000. The proceeds of the sale were paid to the lender in full satisfaction of the loan. Upon closing of the sale, the Company will recognize a gain of approximately $4.6 million during the first quarter of 2012.

Core Communities. In December 2009, Core Communities reinitiated efforts to sell two of its commercial leasing projects (the “Projects”) and began soliciting bids from several potential buyers to purchase assets associated with the Projects. Due to this decision, the assets associated with the Projects were reclassified as assets held for sale and the liabilities related to these assets were reclassified as liabilities related to assets held for sale in the Company’s consolidated statements of financial condition. Accordingly, the results of operations for the Projects are included in the Company’s consolidated statements of operations as discontinued operations. On June 10, 2010, Core sold the Projects for approximately $75.4 million. As a result of the sale, a $2.6 million gain on sale of discontinued operations was realized in the second quarter of 2010. See Note 5 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information.

BFC’s MD&A

(Real Estate Operations)

Below are the results of discontinued operations for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Revenues	$4	5,874	9,675

	4	5,874	9,675

Cost and Expenses:
Other costs and expenses	1,052	6,449	26,620
Interest expense	638	2,455	4,092

	1,690	8,904	30,712

Loss from discontinued operations before taxes	(1,686)	(3,030)	(21,037)
Benefit for income taxes	—	—	—

Loss from discontinued operations	$(1,686)	(3,030)	(21,037)

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues from discontinued operations for the year ended December 31, 2010 primarily consisted of rental income related to Core’s Projects. Also included in revenues for the year ended December 31, 2010 is a gain of approximately $2.6 million recognized from the sale of the Projects in June 2010.

Costs and expenses decreased to $1.7 million for the year ended December 31, 2011 compared to $8.9 million for the same period in 2010. The decrease related primarily to the sale of Core’s Projects in June 2010. Additionally, in 2010, we recognized a $3.9 million impairment charge related to the office building owned by Cypress Creek Holdings.

Loss from discontinued operations decreased to $1.7 million for the year ended December 31, 2011 compared to $3.0 million for the year ended December 31, 2010. The decrease is primarily due to the sale of Core’s Projects in June 2011, which, as described above, resulted in a gain of approximately $2.6 million.

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues from discontinued operations decreased to $5.9 million for the year ended December 31, 2010 compared to $9.7 million for 2009. We recognized revenue from Core’s Projects for all of 2009, but only for the first two quarter of 2010 as a result of the sale of the Projects in June 2010.

Costs and expenses decreased to $8.9 million for the year ended December 31, 2010 compared to $30.7 million for 2009. The decrease is primarily related to sale of Core’s Projects in June 2010. Additionally, in 2009, we recognized a $13.6 million impairment charge related to Core’s Projects and a $4.3 million impairment charge for the office building owned by Cypress Creek Holdings.

Loss from discontinued operations decreased to $3.0 million for the year ended December 31, 2010 compared to the same period for 2009. The decrease is primarily related to impairment charges related to Core’s Projects recognized in 2009.

Liquidity and Capital Resources

Due to the cessation of operations at Core and Carolina Oak, the cash and cash equivalents balance at December 31, 2011 was not significant. At December 31, 2010, Core had cash and cash equivalents of

BFC’s MD&A

(Real Estate Operations)

$1.0 million. The decrease in cash and cash is primarily due to the payment of general and administrative expenses, including legal and professional fees and payments to the receiver for services related to the settlement of Core’s and Carolina Oak’s indebtedness.

Off Balance Sheet Arrangements and Contractual Obligations

Levitt and Sons, Woodbridge’s former wholly-owned homebuilding subsidiary, had approximately $33.3 million of surety bonds related to its ongoing projects at November 9, 2007, the date on which Levitt and Sons and substantially all of its subsidiaries filed voluntary bankruptcy petitions. At December 31, 2011 and 2010, Woodbridge had $0 and $490,000, respectively, in surety bond accruals related to these surety bonds; however, in the event that the obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $2.2 million plus costs and expenses in accordance with the surety indemnity agreements. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. Woodbridge reimbursed the surety approximately $348,000 during the year ended December 31, 2009 in accordance with the indemnity agreement for bond claims paid during the period. No reimbursements were made during the year ended December 31, 2010 or 2011.

In September 2008, a surety filed a lawsuit to require Woodbridge to post collateral against a portion of the surety bonds exposure in connection with demands made by a municipality. Based on claims made by the municipality on the bonds, the surety requested that Woodbridge post a $4.0 million escrow deposit while the matter was being litigated. While Woodbridge did not believe that the municipality had the right to demand payment under the bonds, Woodbridge complied with that request. In August 2010, a motion for summary judgment was entered in Woodbridge’s favor terminating any obligations under the bonds. Subsequent to the motion being granted, the municipality appealed the decision. On March 8, 2012, the Court of Appeals affirmed the district court’s granting of Woodbridge’s motion for summary judgment.

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

BFC’s Investment in Bluegreen

Bluegreen is a separate public company, and the following discussion is derived from disclosure prepared by Bluegreen’s management for inclusion in Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2011. For further information regarding Bluegreen, including its business strategy, operating results for the year ended December 31, 2009, 2010 and 2011, and financial condition and liquidity position, see the sections of this joint proxy statement/prospectus entitled “Information About Bluegreen” and “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as Bluegreen’s consolidated financial statements included in this joint proxy statement/prospectus.

General

BFC’s consolidated financial statements for the years ended December 31, 2011 and 2010 and for the Bluegreen Interim Period (the period from November 16, 2009, the date on which BFC acquired additional shares of Bluegreen’s common stock resulting in BFC having a majority interest in Bluegreen, through December 31, 2009) include the results of operations of Bluegreen. BFC’s earnings attributable to Bluegreen prior to November 16, 2009 are included in the BFC Activities segment.

BFC accounted for the November 16, 2009 acquisition of a majority interest in Bluegreen in accordance with the accounting guidance for business combinations. As part of the accounting for such share acquisition, BFC’s management was required to perform a valuation of the fair value of Bluegreen’s assets and liabilities. As a result, BFC’s basis in certain of Bluegreen’s assets and liabilities is different than that of Bluegreen. Accordingly, while Bluegreen’s results since November 16, 2009 have been consolidated into BFC’s financial statements, the results of BFC’s investment in Bluegreen differ from Bluegreen’s results on a standalone basis. Set forth below is information regarding the results of BFC’s investment in Bluegreen for the years ended December 31, 2011 and 2010 and the Bluegreen Interim Period. For a discussion regarding the results of Bluegreen on a standalone basis, including comparative period analyses, see the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Due to the determination made by Bluegreen’s board of directors during June 2011 to pursue the sale of Bluegreen Communities, or all or substantially all of its assets, the operating results of Bluegreen Communities are presented in BFC’s consolidated financial statements included in this joint proxy statement/prospectus as discontinued operations for all periods subsequent to November 16, 2009. In addition, Bluegreen Communities has ceased to be a separate reporting segment of BFC.

Financial Results

In connection with the classification of Bluegreen Communities as a discontinued operation, Bluegreen incurred pre-tax charges after purchase accounting adjustments of $58.0 million with respect to Bluegreen Communities’ assets based on its valuation of the assets held for sale. Additionally, during 2011, Bluegreen’s discontinued operations incurred a pre-tax loss of $5.2 million which, when combined with the impairment charge and offset by the income tax benefit, resulted in an after-tax loss from discontinued operations of $41.5 million.

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

The following table sets forth Bluegreen’s financial results for the years ended December 31, 2011 and 2010 and the Bluegreen Interim Period.

	For the Years Ended				For the Bluegreen Interim Period Ended December 31, 2009
	December 31, 2011		December 31, 2010
	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net
System-wide sales of VOIs (1)	$303,217		295,859		28,571
Changes in sales deferred under timeshare accounting rules	(537)		(6,818)		(1,404)

System-wide sales of VOIs, net	302,680	100%	289,041	100%	27,167	100%
Less: Sales of third party VOIs	(109,171)	-36%	(78,805)	-27%	(8,875)	-33%

Gross sales of VOIs	193,509	64%	210,236	73%	18,292	67%
Estimated uncollectible VOI notes receivable (2)	(23,511)	-12%	(45,669)	-22%	(670)	-4%

Sales of VOIs sold	169,998	56%	164,567	57%	17,622	65%
Cost of VOIs sold (3)	(27,058)	-16%	(19,862)	-12%	(3,118)	-18%

Gross profit	142,940	84%	144,705	88%	14,504	82%
Fee-based sales commission revenue	73,673	24%	52,966	18%	5,520	20%
Other fee-based services revenue	70,985	23%	65,979	23%	5,073	19%
Cost of other fee-based services	(37,762)	-12%	(37,898)	-13%	(3,146)	-12%
Net carrying cost of VOI inventory	(14,332)	-5%	(8,965)	-3%	(392)	-1%
Selling and marketing expenses	(135,554)	-45%	(134,731)	-47%	(14,334)	-53%
Field general and administrative expenses (4)	(18,921)	-6%	(19,705)	-7%	(1,441)	-5%

Operating profit	$81,029	27%	62,350	22%	6,176	23%

(1)	Includes sales of VOIs made on behalf of third parties, which are transacted in the same manner as the sale of Bluegreen’s VOI inventory.
(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs.
(3)	Percentages for cost of VOIs sold and gross profit are calculated based on sales of VOIs.
(4)	General and administrative expenses attributable to corporate overhead have been excluded from the table. Corporate and general administrative expenses totaled $42.2 million and $38.9 million for the years ended December 31, 2011 and 2010, respectively.

For the Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Sales and Marketing

System-wide sales of VOIs. The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third parties for a fee. The information is provided before giving effect to the deferral of Bluegreen VOI sales in accordance with GAAP.

	For the Years Ended December 31,
	2011	2010
Number of sales offices at period-end	21	20
Number of Bluegreen VOI sales transactions	16,665	18,504
Number of sales made on behalf of outside developers for a fee	8,927	6,426
Total number of VOI sales transactions	25,592	24,930
Average sales price per transaction	$12,065	12,006
Number of total prospectus tours	166,024	160,281
Sale-to-tour conversion ratio — total prospects	15.4%	15.6%
Number of new prospects tours	95,954	92,847
Sale-to-tour conversion ratio — new prospects	10.9%	10.6%
Percentage of sales to owners	57.2%	58.3%

Gross Sales of VOIs. Gross sales of VOIs were $193.5 million and $210.2 million in 2011 and 2010, respectively.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, as reduced by the impact of estimated uncollectible VOI notes receivable as further described below. Sales of VOIs were $170.0 million in 2011 compared to $164.6 million in 2010. During 2011 and 2010, Bluegreen reduced revenue by $16.4 million and $24.5 million, respectively, for the estimated future uncollectibles on loans originated during the years. Additionally, during 2011 and 2010, Bluegreen recorded charges of $7.2 million and $21.2 million to increase its allowance for uncollectible notes receivable in connection with the lower FICO® score loans generated prior to December 15, 2008, the date on which Bluegreen implemented FICO® score-based credit standards.

Cost of VOIs Sold. Cost of VOIs sold is the cost of Bluegreen VOIs sold during the period and relived from inventory. During 2011 and 2010, cost of VOIs sold was $27.1 million and $19.9 million, respectively, and represented 16% and 12%, respectively, of sales of VOIs.

Fee-Based Sales Commission Revenue. Bluegreen earns commissions for the sales of third-party inventory upon the closing of the respective sales transaction. During 2011 and 2010, Bluegreen sold $109.2 million and $78.8 million, respectively, of third-party inventory and earned sales and marketing commissions of $73.7 million and $53.0 million, respectively. Based on an allocation of Bluegreen’s selling, marketing and segment general and administrative expenses to these sales, Bluegreen believes it generated approximately $17.8 million and $11.1 million in pre-tax profits from these sales and marketing fee-based services during 2011 and 2010, respectively.

Net Carrying Cost of VOI Inventory. Bluegreen is responsible for paying maintenance fees and developer subsidies for unsold Bluegreen VOI inventory, which is paid to the property owners’ associations that maintain the resorts. Bluegreen attempts to mitigate this expense, to the extent possible, through the rental of its owned VOIs. Accordingly, the net carrying cost for Bluegreen’s unsold inventory fluctuates with the number of VOIs Bluegreen owns and the number of resorts subject to the developer subsidy arrangements, as well as proceeds from rental and sampler activity. During 2011 and 2010, the carrying cost of Bluegreen’s inventory was $23.4

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

million and $19.0 million, respectively, and was partly offset by rental and sampler revenues, net of expenses, of $9.1 million and $10.0 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses were $135.6 million and $134.7 million during 2011 and 2010, respectively. As a percentage of system wide sales, net, selling and marketing expenses remained relatively consistent during the years at 45% in 2011 and 47% in 2010. Bluegreen’s overall sale-to-tour ratios decreased slightly during 2011 to 15.4%, compared to 15.6% in 2010. Sales to owners, which carry a relatively lower marketing cost, accounted for 57.2% of system-wide sales during 2011, as compared to 58.3% during 2010.

Field General and Administrative Expenses. Field general and administrative expenses, which represent expenses directly attributable to Bluegreen’s resort sales and marking operations and exclude corporate overhead, were $18.9 million and $19.7 million during 2011 and 2010, respectively. As a percentage of system-wide sales, net, field general and administrative expenses decreased slightly to 6% during 2011 from 7% during 2010.

Other Fee-Based Services

Revenue and costs related to Bluegreen’s other fee-based services were as follows (in thousands):

	For the Years Ended December 31,
	2011	2010
Revenues:
Fee-based management services	$55,423	50,783
Title Operations	8,171	9,486
Other	7,391	5,710

Total other fee-based service revenues	70,985	65,979

Costs:
Fee-based management services	27,660	26,027
Title Operations	2,785	2,304
Other	7,317	9,567

Total cost of other fee-based service	37,762	37,898
Profit:
Fee-based management services	27,763	24,756
Title Operations	5,386	7,182
Other	74	(3,857)

Total other fee-based service profit	$33,223	28,081

Other Fee-Based Services Revenue. Bluegreen’s other fee-based services revenue consists primarily of fees earned for providing management services and fees earned for providing title services for VOI transactions. Bluegreen provides management services to the Bluegreen Vacation Club and to a majority of the property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with its management services provided to the Bluegreen Vacation Club, Bluegreen manages the club reservation system, provides owner services and performs billing and collections services. Revenues generated by other fee-based services were $71.0 million and $66.0 million during 2011 and 2010, respectively. As of December 31, 2011, Bluegreen managed 45 timeshare resort properties and hotels compared to 43 as of December 31, 2010.

Cost of Other Fee-Based Services. Cost of other fee-based services was $37.8 million and $37.9 million in 2011 and 2010, respectively.

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

For the Year Ended December 31, 2010 compared to the Bluegreen Interim Period Ended December 31, 2009

The following discussion relates to Bluegreen’s financial results for the year ended December 31, 2010 and the Bluegreen Interim Period. No comparative analysis was performed as our earnings attributable to Bluegreen prior to November 16, 2009 were reported in our BFC Activities segment.

Sales and Marketing

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third parties for a fee. The information is provided before giving effect to the deferral of Bluegreen VOI sales in accordance with GAAP.

	For the Year Ended December 31, 2010	For the Bluegreen Interim Period Ended December 31, 2009
Number of sales offices at period-end	20	21
Number of Bluegreen VOI sales transactions	18,504	1,625
Number of sales made on behalf of outside developers for a fee	6,426	694
Total number of VOI sales transactions	24,930	2,319
Average sales price per transaction	$12,006	11,703
Number of total prospectus tours	160,281	16,140
Sale-to-tour conversion ratio — total prospects	15.6%	14.4%
Number of new prospects tours	92,847	5,974
Sale-to-tour conversion ratio — new prospects	10.6%	10.9%
Percentage of sales to owners	58.3%	—

Other Resort Fee-Based Services

The following sets forth the pre-tax profit generated by Bluegreen’s other resort fee-based services (in thousands):

	For the Year Ended December 31, 2010	For the Bluegreen Interim Period Ended December 31, 2009
Revenues:
Fee-based management services	$50,783	4,376
Title Operations	9,486	697
Other	5,710	—

Total other fee-based service revenues	65,979	5,073

Costs:
Fee-based management services	26,027	2,820
Title Operations	2,304	326
Other	9,567	—

Total cost of other fee-based service	37,898	3,146
Profit:
Fee-based management services	24,756	1,556
Title Operations	7,182	371
Other	(3,857)	—

Total other fee-based service profit	$28,081	1,927

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

Interest Income and Interest Expense

As of December 2011 and 2010, Bluegreen’s net interest spread primarily included the interest earned on $619.6 million and $712.1 million, respectively, of gross VOI notes receivable, net of interest expense incurred on $479.3 million and $571.9 million, respectively, of related receivable-backed debt. The following table details the sources of interest income and interest expense (in thousands):

	For the Years Ended December 31,		For the Bluegreen Interim Period Ended December 31, 2009
	2011	2010
Interest income:
VOI notes receivable	$87,470	92,976	10,169
Retained interest in notes receivable sold	—	—	2,027
Other	655	638	(14)

Total interest income	88,125	93,614	12,182

Interest expense:
Receivable-backed notes payable	40,514	46,188	4,602
Other	15,038	15,567	—

Total interest expense	55,552	61,755	4,602

Net interest spread	$32,573	31,859	7,580

Corporate General and Administrative Expenses

Bluegreen’s corporate general and administrative expenses were $42.2 million and $38.9 million for 2011 and 2010, respectively.

Other Expense, Net

Other expense, net was $2.8 million and $1.8 million for 2011 and 2010, respectively. Other expense, net for 2011 reflects a charge of $1.2 million due to an unfavorable outcome related to a disputed deposit on an acquisition which was pursued by Bluegreen during 2005, and other expense, net during 2010 includes a $1.6 million non-cash impairment charge related to a write-down of one of Bluegreen’s assets to be disposed of by sale.

Non-controlling Interests in Income of Consolidated Subsidiary

Bluegreen includes the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC, Bluegreen’s 51%-owned subsidiary, in its consolidated financial statements. The non-controlling interests in income of consolidated subsidiary is the portion of Bluegreen’s consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in Bluegreen/Big Cedar Vacations, LLC. Non-controlling interests in income of consolidated subsidiary was $9.6 million and $8.8 million for 2011 and 2010, respectively.

Provision for Income Taxes

Bluegreen’s annual effective tax rate has historically ranged between 35% and 40%, based primarily upon the mix of taxable earnings among the various states in which it operates. In addition to changes in its mix of earnings, Bluegreen’s effective tax rate in 2011 was negatively impacted by the expiration of stock options in November 2011. While Bluegreen recognized compensation expense in accordance with GAAP for these options, Bluegreen is unable to receive a deduction for income tax purposes because the options expired unexercised.

BFC’s MD&A

(Real Estate Operations – Investment in Bluegreen)

Discontinued Operations

The following table sets forth the results of discontinued operations with respect to BFC’s investment in Bluegreen for the years ended December 31, 2011 and 2010 and the Bluegreen Interim Period ended December 31, 2009 (in thousands). No comparative analysis was performed with respect to the year ended December 31, 2010 and the Bluegreen Interim Period ended December 31, 2009 as our earnings attributable to Bluegreen prior to November 16, 2009 were reported in our BFC Activities segment.

	For the Year Ended December 31,		For the Bluegreen Interim Period Ended December 31, 2009
	2011	2010
Revenues	$13,876	13,699	3,732
Costs and expenses	16,075	40,021 (1)	7,006
Loss on assets held for sale	57,935	—	—
Interest expense	2,956	4,250	725

Loss from discontinued operations before taxes	(63,090)	(30,572)	(3,999)
Benefit for income taxes	21,591	9,110	1,400

Loss from discontinued operations	$(41,499)	(21,462)	(2,599)

(1)	Includes a non-cash inventory impairment charge of $14.9 million during 2010. See below for additional information.

Revenues of discontinued operations, excluding purchase accounting adjustments, consist primarily of sales of homesites and were $11.0 million and $13.4 million during 2011 and 2010, respectively.

Costs and expenses were $16.1 million and $40.0 million during 2011 and 2010, respectively. Cost of discontinued operations during 2010 included non-cash impairment charges of $14.9 million, net of purchase accounting adjustments, to write-down certain phases of Bluegreen Communities properties to their estimated fair value less costs to sell as a result of continued low sales volume, reduced prices and the impact of reduced sales on the forecasted sellout period of the properties.

Loss from discontinued operations during 2011, net of purchase accounting adjustments, included a loss on assets held for sale of approximately $58.0 million, primarily the result of non-cash charges to write-down Bluegreen Communities’ assets to fair value less cost to sell.

Also included in results of discontinued operations is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale and contemplated to be sold under Bluegreen’s Purchase and Sale Agreement with Southstar serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility and a $2.0 million deferred fee would be required to be repaid upon the sale of the assets. Interest expense was $3.0 million and $4.3 million during 2011 and 2010, respectively.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

Financial Services

The Financial Services activities of BFC are comprised of the operations of BankAtlantic Bancorp and its subsidiaries. BankAtlantic Bancorp presents its results in two reportable segments, and its results of operations are consolidated in BFC’s financial statements. The only assets available to BFC from BankAtlantic Bancorp are dividends when and if paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company, and its management prepared the following discussion regarding BankAtlantic Bancorp, which has been excerpted or derived from BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011. Accordingly, references to the “Company”, “we”, “us” or “our” in the following discussion are references to BankAtlantic Bancorp and its subsidiaries, references to the “Parent Company” are references to BankAtlantic Bancorp, at its parent company level, and none of the foregoing are references to BFC or Bluegreen.

Consolidated Results of Operations

Loss from continuing operations from each of BankAtlantic Bancorp’s reportable business segments follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
BankAtlantic	$(1,405)	(115,910)	(148,708)
Parent Company	(27,336)	(26,840)	(40,812)

Loss from continuing operations	$(28,741)	(142,750)	(189,520)

For the Year Ended December 31, 2011 as Compared to 2010

BankAtlantic’s improved performance during the year ended December 31, 2011 compared to the same 2010 period resulted primarily from the sale of 19 Tampa branches and related facilities to PNC Bank for a net gain of $38.6 million, a $68.4 million decline in the provision for loan losses, a $7.1 million reduction in impairment losses and a $37.4 million decline in operating expenses. The above improvements in BankAtlantic’s results of operations were partially offset by a $25.9 million decline in net interest income and a $21.0 million reduction in service charges.

The decrease in the provision for loan losses primarily reflects a slowing in the amount of loans migrating to a delinquency or non-accrual status compared to prior periods. Loans delinquent 31 to 89 days declined from $38.2 million as of December 31, 2010 to $33.7 million at December 31, 2011 and the amount of nonaccrual loans declined from $371.0 million at December 31, 2010 to $337.2 million at December 31, 2011. The reduction in the allowance for loan losses resulted primarily from the improvement in loan delinquencies and a significant reduction in loan charge-offs during 2011 compared to 2010.

The reduction in impairment losses reflects BankAtlantic recognizing $4.5 million of impairments on assets transferred to held-for-sale in connection with the decision during 2010 to pursue the sale of the Tampa branches and $4.0 million of employee severance during 2010. Additionally, BankAtlantic recognized recoveries of $0.6 million related to lease terminations and land sales of properties acquired in BankAtlantic’s branch expansion program in 2011 compared to losses of $6.2 million during 2010. The above reduction in impairment losses was partially offset by a $7.4 million increase in impairments of real estate owned during 2011 compared to 2010.

The decrease in operating expenses reflects lower compensation and occupancy expenses associated with the consolidation of back-office facilities, workforce reductions, normal attrition and elimination of expenses associated with BankAtlantic’s Tampa operations as a result of the completion of the Tampa branch sale on June 3, 2011. Additionally, BankAtlantic recognized $4.1 million of gains on the sales of real estate owned in 2011 compared to $1.0 million of losses during 2010. Included in the gains on real estate owned sales during 2011 was the sale of a commercial property for a $1.6 million gain.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The lower net interest income in 2011 resulted primarily from a significant reduction in earning assets and an increasing proportion of investments in cash at the Federal Reserve Bank. BankAtlantic reduced its asset balances during 2010 and 2011 in order to improve regulatory capital ratios.

The lower service charges primarily reflect the sale of the Tampa branches and lower overdraft fees during 2011 compared to 2010. We believe that the decline in the overdraft fees reflects a decline in the number of accounts incurring overdraft fees based on efforts to attract customers who maintain deposit accounts with higher balances, regulatory initiatives and other changes in our overdraft policies, as well as changes in customer behavior. BankAtlantic revised its overdraft policies during the first and third quarters of 2011 which had the effect of decreasing the number and amount of overdraft fees. We anticipate that this trend will continue and that our overdraft fee income will be lower in future periods. Also, services charges from ATM interchange and surcharge income declined during 2011 compared to 2010 due to lower volume of transactions associated primarily with the Tampa branch sale.

The decrease in the Parent Company’s loss for the 2011 period compared to the same 2010 period resulted primarily from a $4.3 million reduction in the provision for loan losses, lower compensation expenses and professional fees, partially offset by impairments of real estate owned and investment securities held by the Parent Company as well as a reduction in net interest income. The lower provision for loan losses at the Parent Company resulted from a significant reduction in charge-offs during 2011 compared to 2010. The reduced charge-offs reflect lower overall loan balances and the slowing of declines in real estate values. The reduction in compensation expense at the Parent Company reflects lower share-based compensation during 2011 primarily as a result of the acceleration of share-based compensation expense during 2010 due to executive officers forfeiting non-vested stock options during the year ended December 31, 2010. The decline in professional fees at the Parent Company reflects a $0.9 million litigation recovery in connection with a loan participation dispute and elevated legal fees during 2010 associated with responding to a Securities and Exchange Commission investigation. The reduction in net interest income at the Parent Company primarily resulted from higher average junior subordinated debenture balances due to the deferral of interest during the year ended December 31, 2011. The Parent Company also recognized a $3.2 million increase in impairments of real estate owned and loans held-for-sale during 2011 compared to 2010 due to declining property values. The Parent Company recognized during 2011 a $1.5 million impairment loss associated with private equity securities compared to no securities impairment losses during 2010.

For the Year Ended December 31, 2010 as Compared to 2009

The decrease in BankAtlantic’s net loss during the year ended December 31, 2010 compared to the same 2009 period resulted primarily from a $75.4 million decrease in the provision for loan losses and $22.5 million of lower non-interest expenses, partially offset by $12.0 million and $23.5 million of decreased net interest income and non-interest income, respectively.

The substantial decrease in the provision for loan losses related primarily to a reduction in charge-offs, lower commercial real estate loan balances, and lower real estate value declines. The reduction in the provision for loan losses reflects significant real estate loan write-downs in prior periods.

The decreased non-interest income was due primarily to lower revenues from service charges reflecting declines in the total number of accounts, modifications to our overdraft policies and changes in customer behavior.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The decline in BankAtlantic’s net interest income resulted primarily from lower earning asset balances and higher non-performing asset balances as well as an increase in lower yielding interest bearing cash balances with the Federal Reserve Bank and other lower yielding investments reflecting management’s decision to enhance liquidity.

The decrease in non-interest expenses reflects lower compensation and occupancy expenses associated with efforts to increase operating efficiencies and $7.5 million of costs associated with debt redemptions in 2009 compared to $60,000 of costs associated with debt redemptions in 2010. The lower non-interest expenses were partially offset by higher professional fees associated primarily with the class-action securities litigation and secondarily from legal costs associated with the regulatory environment, tax certificate activities litigation, loan modifications and loan work-outs.

During the year ended December 31, 2010, non-interest expenses included $4.5 million of impairments on assets transferred to held-for-sale in connection with the Tampa branch sale, $4.0 million of employee severance associated with 2010 workforce reductions, $6.2 million of real estate impairments and lease termination costs associated with properties acquired for branch expansion and a $1.2 million loss on the sale of a real estate project. During the year ended December 31, 2009, non-interest expenses included $2.0 million of employee severance associated with 2009 workforce reductions and $3.3 million of real estate impairments and lease termination costs.

The decrease in the Parent Company’s loss for the year ended December 31, 2010 compared to the same 2009 period resulted primarily from a $12.9 million decline in the provision for loan losses and lower compensation expenses partially offset by higher professional fees. The substantial improvement in the provision for loan losses reflects lower loan balances from loan sales, short sales and charge-offs. Loan receivable balances declined from $48.0 million at December 31, 2009 to $17.3 million at December 31, 2010. The decline in compensation expense reflects substantially lower executive bonuses during 2010 compared to 2009. The increase in professional fees resulted from higher consulting costs associated with investment banking and advisory services as well as increased legal expenses incurred in connection with the SEC investigation, regulatory environment, general corporate matters and foreclosure costs associated with non-performing loans held in the work-out subsidiary of the Parent Company.

Discontinued Operations for the Years Ended December 31, 2010 and 2009

During the year ended December 31, 2010, the Parent Company recognized $0.5 million of indemnification losses pursuant to the Ryan Beck merger agreement with Stifel. During the years ended December 31, 2009, the Parent Company recognized $3.7 million in discontinued operations relating to additional proceeds received in connection with contingent earn-out payments under the Ryan Beck merger agreement with Stifel partially offset by $0.5 million of indemnification losses.

BankAtlantic Results of Operations

Key Events Impacting BankAtlantic’s Operations:

In April 2002, BankAtlantic launched its “Florida’s Most Convenient Bank” initiative which resulted in significant demand deposit, NOW checking and savings account growth (we refer to these accounts as “core deposit” accounts) and subsequently this initiative contributed to a significant increase in core deposit balances from $600 million at December 31, 2001 to approximately $2.4 billion at December 31, 2011. Core deposits represented 73% of BankAtlantic’s total deposits at December 31, 2011, compared to 26% of total deposits at December 31, 2001.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

In 2004, BankAtlantic announced its de novo store expansion strategy and opened 32 stores as of December 31, 2008 in connection with this strategy. BankAtlantic’s non-interest expenses substantially increased as a result of the hiring of additional personnel, increased marketing to support new stores, increased leasing and operating costs for the new stores and expenditures for back-office technologies to support a larger institution.

During the fourth quarter of 2005, the growth in core deposits slowed reflecting rising short-term interest rates and increased competition among financial institutions. In response to these market conditions, BankAtlantic significantly increased its marketing expenditures and continued its new store expansion program in an effort to sustain core deposit growth. The number of new core deposit accounts opened increased from 226,000 during 2005 to 270,000 during 2006, while core deposit balances grew to $2.2 billion at December 31, 2006 from $2.1 billion at December 31, 2005. In response to adverse economic conditions and the slowed deposit growth, BankAtlantic significantly reduced its marketing expenditures beginning during the fourth quarter of 2006 as part of an overall effort to reduce its non-interest expenses.

During the fourth quarter of 2007, BankAtlantic decided to delay its retail network expansion, consolidate certain back-office facilities and implement other initiatives to reduce non-interest expenses.

During the latter half of 2007, the real estate markets deteriorated rapidly throughout the United States, and particularly in Florida where BankAtlantic’s commercial and consumer real estate loans are concentrated. In response to these market conditions, BankAtlantic significantly increased its allowance for loan losses for commercial loans collateralized by real estate and to a lesser extent home equity consumer loans.

As economic conditions deteriorated in late 2007 and during 2008, real estate property values continued to decline. The adverse economic and real estate market conditions severely impacted the credit quality of BankAtlantic’s loan portfolio. In March 2008, the Parent Company purchased $101.5 million of non-performing loans from BankAtlantic and during the year contributed $65 million of capital to BankAtlantic. During the fourth quarter of 2008, financial and credit markets experienced further rapid deterioration, investor confidence in financial institutions was significantly and adversely affected, and the market capitalization of the Company’s Class A Common Stock declined significantly. As BankAtlantic’s non-performing loans increased, additional loan loss reserves were established, impairments of long-lived assets were recognized and earnings were adversely affected. As a consequence of the substantial losses during 2007 and 2008, the deterioration in the price of the Company’s Class A Common Stock and the unprecedented economic and market uncertainty, BankAtlantic recognized a $48.3 million non-cash goodwill impairment charge and established a $66.9 million non-cash deferred tax valuation allowance.

During 2009, in response to the continued deteriorating economic conditions, including continued falling real estate collateral values and rising unemployment, and the significant adverse impact on the credit quality of our assets and our results of operations, BankAtlantic reduced its assets, repaid its wholesale borrowings and increased core deposits with a view toward strengthening its liquidity and regulatory capital ratios. However, the credit quality of its loans continued to deteriorate in 2009, and BankAtlantic’s losses continued. As a result, the Company contributed an additional $105 million of capital to BankAtlantic. Additionally, as a consequence of the adverse economic environment, an additional $22.5 million of restructuring charges and asset impairments were recognized during 2009.

During 2010, BankAtlantic continued to reduce its expenses and assets in order to improve its liquidity and capital ratios. The Company contributed $28 million of capital to BankAtlantic. As a consequence of these actions, BankAtlantic was successful in enhancing its liquidity and maintaining its required regulatory capital levels throughout 2010 despite incurring additional losses during 2010. During the third quarter of 2010, BankAtlantic began seeking a buyer for its Tampa branches in order to focus on its core markets in southeast

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

Florida. In January 2011, BankAtlantic entered into an agreement to sell its Tampa branches to PNC Financial Services Group Inc. The sale of BankAtlantic’s Tampa branches closed in June 2011 resulting in an improvement in regulatory capital ratios and reduced operating expenses

In February 2011, BankAtlantic entered into the Bank Order. The Bank Order required increased regulatory capital ratios and placed limitations on BankAtlantic’s lending, asset growth and deposit growth. During the second quarter of 2011, BankAtlantic met the higher regulatory requirements of the Bank Order through efforts which included the sale of the Tampa branches for a $38.6 million gain, reducing assets, and the contribution by BankAtlantic Bancorp of $20 million of capital to BankAtlantic.

The following table is a condensed income statement summarizing BankAtlantic’s results of operations (in thousands):

	For the Years Ended December 31,			Change 2011 vs 2010	Change 2010 vs 2009
	2011	2010	2009
Net interest income	$125,400	151,334	163,324	(25,934)	(11,990)
Provision for loan losses	(70,424)	(138,825)	(214,244)	68,401	75,419

Net interest income (expense) after provision for loan losses	54,976	12,509	(50,920)	42,467	63,429
Non-interest income	128,931	105,762	129,292	23,169	(23,530)
Non-interest expense	(185,610)	(236,315)	(258,799)	50,705	22,484

BankAtlantic loss before income taxes	(1,703)	(118,044)	(180,427)	116,341	62,383
Benefit for income taxes	298	2,134	31,719	(1,836)	(29,585)

BankAtlantic net loss	$(1,405)	(115,910)	(148,708)	114,505	32,798

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

BankAtlantic’s Net Interest Income

The following table summarizes net interest income:

	For the Years Ended
	December 31, 2011				December 31, 2010			December 31, 2009
(Dollars are in thousands)	Average Balance		Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest earning assets
Loans: (a)
Residential real estate		$1,071,777	50,456	4.71	1,392,600	68,392	4.91	1,758,188	89,836	5.11
Commercial real estate		793,361	33,338	4.20	1,043,261	39,758	3.81	1,204,005	46,746	3.88
Consumer		596,881	17,679	2.96	661,718	19,285	2.91	723,135	21,104	2.92
Commercial non-mortgage		125,016	7,675	6.14	135,669	9,036	6.66	143,224	7,461	5.21
Small business		289,175	18,185	6.29	307,269	19,295	6.28	316,328	20,010	6.33

Total loans		2,876,210	127,333	4.43	3,540,517	155,766	4.40	4,144,880	185,157	4.47

Investment securities (b)		912,283	13,761	1.51	719,429	20,251	2.81	706,953	37,857	5.35
Federal funds sold		—	—	—	2,303	7	0.30	14,760	33	0.22

Total investment securities		912,283	13,761	1.51	721,732	20,258	2.81	721,713	37,890	5.25

Total interest earning assets		3,788,493	141,094	3.72	4,262,249	176,024	4.13	4,866,593	223,047	4.58

Total non-interest earning assets		270,032			296,336			319,520

Total assets		$4,058,525			4,558,585			5,186,113

Interest bearing liabilities
Deposits:
Savings		$454,487	910	0.20	441,286	1,112	0.25	436,169	1,612	0.37
NOW, money funds and checking		1,746,517	7,311	0.42	1,878,123	9,288	0.49	1,589,340	9,961	0.63
Certificate accounts		519,524	6,391	1.23	758,000	12,111	1.60	1,192,012	30,311	2.54

Total interest bearing deposits		2,720,528	14,612	0.54	3,077,409	22,511	0.73	3,217,521	41,884	1.30

Securities sold under agreements to repurchase and federal funds purchased		11,743	14	0.12	35,056	46	0.13	108,248	237	0.22
Advances from FHLB		43,904	153	0.35	107,455	1,209	1.13	553,146	16,522	2.99
Subordinated debentures and notes payable		22,000	915	4.17	22,125	924	4.18	22,757	1,080	4.75

Total interest bearing liabilities		2,798,175	15,694	0.56	3,242,045	24,690	0.76	3,901,672	59,723	1.53

Non-interest bearing liabilities
Demand deposit and escrow accounts		913,826			903,122			809,900
Other liabilities		45,583			55,221			62,343

Total non-interest bearing liabilities		959,409			958,343			872,243

Stockholders’ equity		300,941			358,197			412,198

Total liabilities and stockholders’ equity		$4,058,525			4,558,585			5,186,113

Net interest income/net interest spread				3.16			3.37			3.05

Net interest income			125,400			151,334			163,324

Margin
Interest income/interest earning assets		%		3.72			4.13			4.58
Interest expense/interest earning assets				0.42			0.58			1.23

Net interest margin	%			3.30			3.55			3.35

(a)	Includes non-accrual loans, and as such, the average yield on loans reflects the impact of these non-interest earning assets.
(b)	Average balances were based on amortized cost.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

For the Year Ended December 31, 2011 as Compared to 2010

The decrease in net interest income resulted primarily from a reduction in earning assets, an increase in cash balances invested in lower yielding short-term investments and a reduction in the net interest margin.

The average balance of earning assets declined by $473.8 million for the year ended December 31, 2011 compared to the same 2010 period. The decline in average earning assets reflects a significant reduction in the origination and purchase of loans, lower agency securities balances as a result of repayments and securities sales, and reduced purchases of tax certificates. The decline in earning asset balances was partially offset by higher cash balances at the Federal Reserve Bank. BankAtlantic also experienced significant residential loan repayments due to a substantial number of loan refinancings associated with low residential mortgage interest rates during the years ended December 31, 2011 and 2010 as well as normal loan amortization payments. Also, BankAtlantic ceased originating commercial real estate loans which contributed to the significant decline in average commercial real estate loan balances during 2011 compared to 2010. BankAtlantic also slowed the origination of consumer loans resulting in a substantial reduction in average balances during 2011 compared to 2010.

The increase in average investment securities balances primarily reflects a significant increase in interest bearing cash balances at the Federal Reserve Bank partially offset by declines in mortgage-backed securities and REMICs as well as lower balances in agency bonds, municipal bonds and taxable securities. The lower REMIC and mortgage-backed securities balances reflect both the sale of $82.8 million of securities during the year ended December 31, 2011 and repayments. The lower balances in other securities resulted from repayments at maturity. The average cash balances at the Federal Reserve Bank were $530 million for the year ended December 31, 2011 compared to $338.7 million for the same 2010 period.

The net interest margin declined due to a change in our interest earning asset mix from higher yielding loans and mortgage-backed securities to lower yielding cash balances at the Federal Reserve Bank. The decline in interest earning asset yields was partially offset by a decline in interest bearing liability interest rates.

The decline in interest bearing liability interest rates primarily resulted from lower average interest rates on deposits. The lower average rates on deposits reflect the low interest rate environment and a significant reduction in certificate of deposit balances. During 2011, BankAtlantic reduced its brokered deposits, institutional certificates of deposit, and public fund balances. Certificates of deposit accounts generally bear higher rates of interest than other deposit accounts. In addition to deposit balance reductions during 2011, BankAtlantic also utilized cash to repay FHLB advances and short-term borrowings in order to reduce assets to improve regulatory capital ratios.

For the Year Ended December 31, 2010 as Compared to 2009

The decrease in net interest income primarily resulted from a significant reduction in earning assets and secondarily from an increase in non-performing assets partially offset by an improvement in the net interest margin.

The average balance of earning assets declined by $604.3 million during the year ended December 31, 2010 compared to the same 2009 period. This decline in interest earning assets significantly reduced our net interest income. The decline in average earning assets reflected a management decision to slow the origination and purchase of loans, sell agency securities and reduce the purchase of tax certificates in an effort to enhance liquidity and improve regulatory capital ratios. BankAtlantic also experienced significant residential loan and mortgage backed securities repayments due to normal loan amortization as well as a significant amount of loan refinancings associated with low residential mortgage interest rates during 2009 and 2010. These repayments during 2010 resulted in significant increases in cash which was used, in part, for the purchase of short-term investments and increased interest earning cash balances at the Federal Reserve Bank. The average balances of

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

these short-term investments and Federal Reserve balances were $338.7 million during the year ended December 31, 2010 compared to $45.7 million for 2009.

The net interest spread and margin improved due to a decline in the cost of funds. The decline in the cost of funds resulted primarily from a change in our funding mix and secondarily from a decline in deposit interest rates in the industry. BankAtlantic used a portion of the funds from the reduction in assets to repay FHLB advances and short term wholesale borrowings. As a consequence, BankAtlantic’s funding mix changed from higher rate FHLB advances and short-term borrowings to lower rate deposits. The decline in interest bearing deposit rates reflects the lower interest rate environment and a change in the deposit funding mix from time deposits to NOW deposit accounts. Time deposits generally have higher interest rates than NOW accounts. Deposits which BankAtlantic receives in connection with its participation in the Certificate of Deposit Account Registry Services (“CDARS”) program from other participating CDARS institutions are included in BankAtlantic’s financial statements as brokered deposits. Average brokered deposits declined from $189.5 million during 2009 to $23.8 million, of which $18.8 million of the 2010 brokered deposits were CDARS related deposits. BankAtlantic ceased originating brokered deposits during 2009 and is restricted under the Bank Order from origination or renewing brokered deposits in subsequent periods.

The improved cost of funds was partially offset by lower interest earning asset yields primarily due to the change in the mix of earning assets as proceeds from the repayment of loans were reinvested in lower yielding short-term investments. Also contributing to the decline in loan receivable average yields was a significant increase in non-performing loans. Non-performing loans were $371.0 million and $286.1 million at December 31, 2010 and 2009.

Changes in Net Interest Income

The following table summarizes the changes in net interest income (in thousands):

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010			Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
	Volume (a)	Rate	Total	Volume (a)	Rate	Total
Increase (decrease) due to:
Loans	$(29,410)	977	(28,433)	(26,589)	(2,802)	(29,391)
Taxable investment securities (b)	2,909	(9,399)	(6,490)	351	(17,957)	(17,606)
Federal funds sold	—	(7)	(7)	(38)	12	(26)

Total earning assets	(26,501)	(8,429)	(34,930)	(26,276)	(20,747)	(47,023)

Deposits:
Savings	27	(229)	(202)	13	(513)	(500)
NOW, money funds, and checking	(551)	(1,426)	(1,977)	1,428	(2,101)	(673)
Certificate accounts	(2,932)	(2,788)	(5,720)	(6,934)	(11,266)	(18,200)

Total deposits	(3,456)	(4,443)	(7,899)	(5,493)	(13,880)	(19,373)

Securities sold under agreements to repurchase	(28)	(4)	(32)	(96)	(95)	(191)
Advances from FHLB	(223)	(833)	(1,056)	(5,015)	(10,298)	(15,313)
Subordinated debentures	(8)	(1)	(9)	(26)	(130)	(156)

	(259)	(838)	(1,097)	(5,137)	(10,523)	(15,660)

Total interest bearing liabilities	(3,715)	(5,281)	(8,996)	(10,630)	(24,403)	(35,033)

Change in tax equivalent interest income	$(22,786)	(3,148)	(25,934)	(15,646)	3,656	(11,990)

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

(a)	Changes attributable to rate/volume have been allocated to volume.
(b)	Average balances were based on amortized cost.

The decline in net interest income during 2011 was due primarily to the decline in average earning assets and a reduction in average yields on earning assets partially offset by lower rates on interest-bearing liabilities. Average earning assets declined by $473.8 million, reducing net interest income by $34.9 million. Average interest-bearing liabilities declined by $443.9 million, reducing interest expense by $9.0 million. The lower yields on total earning assets reduced interest income by $8.4 million while declines in interest rates on total interest bearing liabilities reduced interest expense by $5.3 million. As discussed above, the lower yields on interest earning assets reflect the declining interest rate environment as well as the funds obtained from the repayment of higher yielding securities and loans being reinvested in lower yielding cash balances. The lower rates on interest bearing liabilities reflect the maturity and prepayments of certificate of deposit accounts as well as FHLB advances and other wholesale borrowings.

The decline in net interest income during 2010 was due primarily to the decline in average earning assets and a reduction in average yields on earning assets partially offset by lower rates on interest-bearing liabilities. Average earning assets declined by $604.3 million, reducing net interest income by $47.0 million. Average interest-bearing liabilities declined by $659.6 million, reducing interest expense by $35.0 million. The lower yields on total earning assets reduced interest income by $20.7 million while declines in interest rates on total interest bearing liabilities reduced interest expense by $24.4 million.

BankAtlantic’s Asset Quality

Changes in the allowance for loan losses were as follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Balance, beginning of period	$161,309	173,588	125,572	94,020	43,602
Charge-offs:
Commercial non-mortgage	(8,205)	(996)	(516)	—	—
Commercial real estate loans	(41,938)	(89,334)	(96,300)	(60,057)	(12,562)
Small business	(8,083)	(7,873)	(9,105)	(4,886)	(2,554)
Consumer loans	(26,894)	(39,483)	(40,236)	(28,942)	(7,065)
Residential real estate loans	(25,301)	(18,305)	(23,264)	(4,816)	(461)

Total charge-offs	(110,421)	(155,991)	(169,421)	(98,701)	(22,642)

Recoveries:
Commercial non-mortgage	1,140	716	500	41	862
Commercial real estate loans	1,203	1,337	700	—	304
Small business	1,090	626	494	428	417
Consumer loans	2,308	1,042	587	444	620
Residential real estate loans	2,049	1,166	912	397	15

Total recoveries	7,790	4,887	3,193	1,310	2,218

Net charge-offs	(102,631)	(151,104)	(166,228)	(97,391)	(20,424)
Provision for loan losses	70,425	138,825	214,244	135,383	70,842
Transfer specific reserves to Parent Company	—	—	—	(6,440)	—

Balance, end of period	$129,103	161,309	173,588	125,572	94,020

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The significant decline in the provision for loan losses during the year ended December 31, 2011 as compared to 2010 and 2009 reflects lower charge-offs, declines in loan balances, a decline in loans migrating to non-accrual status and reductions in our allowance for loan losses associated with improved loss experiences. We believe that the slowing of the declines in property values during 2011 reflects improving economic conditions. The year-over-year increases in the provision for loan losses and charge-offs for 2007, 2008 and 2009 compared to the prior periods resulted primarily from the rapid decline in real estate values nationally, and in Florida, and the substantial downturn in the homebuilding industry coupled with the deteriorating economic environment that began in 2007. BankAtlantic had a high concentration of commercial borrowers in the homebuilding industry and the majority of its residential and consumer home equity loans are to retail customers. The ability of these retail customers to repay their loans is adversely affected by rising unemployment rates. In December 2009, the national unemployment rate rose to almost 10% and the Florida unemployment rate increased from 4.1% at December 31, 2007 to 7.6% at December 31, 2008, and stood at 11.8% at December 31, 2009. The Florida and national unemployment rates were 11.7% and 9.4%, respectively, at December 31, 2010 and improved to 9.7% and 8.2%, respectively, during the year ended December 31, 2011. Rising national unemployment has resulted in higher delinquencies and foreclosures on residential real estate loans, including the jumbo residential loans which comprise the majority of our residential loan portfolio. We believe the declining unemployment rate and the slowing of the rate of property value declines during 2011 resulted in lower charge-offs and provisions for loan losses compared to prior periods. We believe that our credit quality continues to be sensitive to the general economic conditions and unemployment trends in Florida and that if these trends continue to improve, we can expect continued reductions in our loan delinquencies and non-accrual loan balances as well as lower provisions for loan losses in future periods.

Residential loan charge-offs slightly increased during the year ended December 31, 2011 compared to the same 2010 period. The higher residential charge-offs reflect increased foreclosures during 2011 as specific valuation allowances were charged-off upon foreclosure. We believe the property value declines experienced during the prior periods have stabilized during 2011. However, we have a significant amount of variable interest rate loans and interest-only loans in our portfolio that will become fully amortizing in subsequent periods. An increase in interest rates in the future would increase the interest payments required on these loans which could have an adverse effect on the credit quality of those loans.

Commercial real estate loan charge-offs significantly declined during 2011 compared to 2010 and 2009 primarily due to lower charge-offs in BankAtlantic’s commercial residential loan portfolio. Historically, the majority of BankAtlantic’s charge-offs were related to commercial residential loans and the balances in the commercial residential portfolio have declined from $227 million at December 31, 2009 to $133.2 million at December 31, 2010 to $104.6 million at December 31, 2011.

Included in the commercial non-mortgage loan charge-offs for the year ended December 31, 2011 was a charge-off of $7.5 million relating to a factoring joint venture that ceased operations in September 2011.

We believe that the decline in consumer loan charge-offs during the year ended December 31, 2011 compared to the same 2010 and 2009 periods reflects a stabilization of Florida real estate market trends and a decline in consumer loans migrating to nonaccrual status.

During the year ended December 31, 2011, BankAtlantic transferred $25.1 million of residential non-accrual loans and $45.8 million of commercial real estate non-accrual loans to loans held-for-sale resulting in a $16.9 million reduction in the allowance for loan losses. During the year ended December 31, 2010, BankAtlantic transferred $27.9 million of commercial real estate non-accrual loans to loans held-for-sale resulting in a $2.9 million reduction in the allowance for loan losses.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

At the indicated dates, BankAtlantic’s non-performing assets and other accruing impaired loans (contractually past due 90 days or more, performing impaired loans or troubled debt restructured loans) were (in thousands):

	As of December 31,
	2011	2010	2009	2008	2007
NON-PERFORMING ASSETS
Tax certificates	$3,094	3,636	2,161	1,441	2,094
Residential (1)	85,855	86,538	76,401	34,734	8,678
Commercial real estate (2)	206,038	243,299	167,867	161,947	165,818
Commercial non-mortgage	19,172	16,123	18,063	—	—
Small business	12,016	10,879	9,338	4,644	877
Consumer	14,134	14,120	14,451	6,763	3,218

Total non-accrual assets (3)	340,309	374,595	288,281	209,529	180,685

REPOSSESSED ASSETS:
Residential real estate	9,592	16,418	9,607	2,285	413
Commercial real estate	63,891	44,136	25,442	16,500	16,763
Small business real estate	3,883	3,693	580	260	—
Consumer real estate	671	81	306	—	40
Other repossessed assets	—	—	10	—	—

Total repossessed assets	78,037	64,328	35,945	19,045	17,216

Total non-performing assets	$418,346	438,923	324,226	228,574	197,901

Total non-performing assets as a percentage of:
Total assets	11.47	9.82	6.82	4.00	3.21

Loans, tax certificates and real estate owned	15.18	13.08	8.13	4.95	4.10

TOTAL ASSETS	$3,648,546	4,469,168	4,755,122	5,713,690	6,161,962

TOTAL LOANS, TAX CERTIFICATES AND NET REAL ESTATE OWNED	$2,755,196	3,355,711	3,987,248	4,620,956	4,827,114

Allowance for loan losses	$129,103	161,309	173,588	125,572	94,020

Tax certificates, net of allowance	$46,488	89,789	110,991	213,534	188,401

Allowance for tax certificate losses	$7,488	8,811	6,781	6,064	3,289

OTHER ACCRUING IMPAIRED LOANS
Contractually past due 90 days or more (4)	$80	—	9,960	15,721	—
Performing impaired loans (5)	—	11,880	6,150	—	—
Troubled debt restructured loans	116,954	96,006	107,642	25,843	2,488

TOTAL OTHER ACCRUING IMPAIRED LOANS	$117,034	107,886	123,752	41,564	2,488

(1)	Includes $33.2 million, $38.9 million and $41.3 million of interest-only residential loans as of December 31, 2011, 2010 and 2009, respectively.
(2)	Excluded from the above table as of December 31, 2011, 2010, 2009 and 2008 were $8.1 million, $14.5 million, $44.9 million and $79.3 million, respectively, of commercial residential loans that were transferred to a work-out subsidiary of the Parent Company in March 2008.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

(3)	Includes $124.8 million, $143.8 million, $45.7 million and $2.3 million of troubled debt restructured loans as of December 31, 2011, 2010, 2009 and 2008, respectively.
(4)	The majority of these loans had matured and the borrowers continue to make payments under the matured loan agreement or the loan had sufficient collateral to prevent a loss.
(5)	BankAtlantic believes that it will ultimately collect the principal and interest associated with these loans; however, the timing of the payments may not be in accordance with the contractual terms of the loan agreement.

Non-performing assets declined to $418.3 million at December 31, 2011 after increasing from $197.9 million at December 31, 2007 to $438.9 million at December 31, 2010.

The increase in non-accrual loans during the four year period ended December 31, 2010 reflects the general deterioration in the national and Florida economy, high unemployment, and the depressed residential real estate market as well as longer than historical time-frames to foreclose on and sell homes. Additionally, during 2010, the continued deterioration in the commercial non-residential real estate market resulted in an increase in troubled shopping centers, storage facilities, and office buildings. Residential non-accrual loans increased during the four year period due to prolonged foreclosure time frames, declining property values and high unemployment rates. Non-accrual commercial non-mortgage and small business loans increased primarily due to the deteriorating financial condition of certain of our borrowers, which we believe was the result of Florida’s depressed economy and a reduction in consumer spending associated with high unemployment during the four year period. The increase in commercial real estate non-accrual loans during the four year period ended December 31, 2010 reflects the migration of commercial residential loans to a non-accrual classification during the entire period as well as commercial non-residential loans migrating to non-accrual status during the year ended December 31, 2010. During the year ended December 31, 2011, the decline in real estate values slowed and the economic environment as well as the unemployment rate improved compared to prior periods. Additionally, the carrying values in our loan classes with the highest loss experience declined significantly. We believe that these favorable external factors generally resulted in lower non-performing assets during 2011.

The decline in commercial real estate non-accrual loans primarily resulted from a decline in loans migrating to a non-accrual status. During the year ended December 31, 2011, $81.2 million of loans migrated to a non-accrual status while $229.1 million of loans migrated to non-accrual during the same 2010 period. Additionally, four non-accrual loans with an aggregate book value of $15.1 million were sold and $33.8 million of commercial real estate non-accrual loans were transferred to real estate owned during the year ended December 31, 2011.

The slight decline in residential non-accrual loans was primarily the result of charge-offs and lower of cost or fair value adjustments associated with non-accrual residential loans transferred to loans held for sale. Nonaccrual residential loan balances are elevated due to the prolonged average time to foreclosure. However, non-accrual residential loan delinquencies improved with residential loans past due 30 to 90 days declining from $23.1 million at December 31, 2010 to $14.6 million at December 31, 2011. We believe that the improved delinquency trends may result in lower losses in subsequent periods. However, residential loan credit quality is dependent on economic conditions, specifically unemployment and property values. If economic conditions deteriorate, we would expect to experience negative credit quality trends.

The higher balance of repossessed assets at December 31, 2011 compared to December 31, 2010 resulted primarily from foreclosures of commercial real estate loans. During the year ended December 31, 2011, BankAtlantic transferred $51.3 million of loans to real estate owned and sold $28.2 million of real estate owned properties. During the year ended December 31, 2010, BankAtlantic transferred $61.3 million of loans to real estate owned and sold $52.3 million of real estate owned properties. As non-accrual loans migrate into

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

repossessed assets in the future, we expect repossessed assets as well as sales of real estate owned to increase. The lower residential real estate owned balances reflect an improving real estate market nationwide as the average time to sell foreclosed residential properties declined during 2011.

The higher repossessed assets balances at December 31, 2010 compared to prior periods reflects increased foreclosures of commercial real estate and residential loans. BankAtlantic attempts to modify loans to credit worthy borrowers; however, the majority of BankAtlantic’s non-accrual commercial real estate loans are collateral dependent resulting in BankAtlantic having limited alternatives on such loans other than initiating the foreclosure process. We also initiate the foreclosure process on non-accrual residential loans upon unsuccessful loan modification attempts.

BankAtlantic’s other accruing impaired loans at December 31, 2011, 2010 and 2009 significantly increased compared to prior periods primarily due to an increase in troubled debt restructured loans (“TDR”). BankAtlantic’s accruing troubled debt restructured loans at December 31, 2011 increased by 22% compared to accruing troubled debt restructured loans at December 31, 2010. In response to current market conditions, BankAtlantic generally decides, on a case-by-case basis, whether to modify loans for borrowers experiencing financial difficulties and has modified the terms of certain commercial, small business, residential and consumer home equity loans. Generally, the concessions made to borrowers experiencing financial difficulties have included among others, the reduction of contractual interest rates and, in some cases, forgiveness of a portion of loan principal upon satisfactory performance under the modified terms, conversion of amortizing loans to interest only payments or the deferral of some interest payments until the maturity date of the loan. Loans that are not delinquent at the date of modification are generally not placed on non-accrual. Modified non-accrual loans are generally not returned to an accruing status and BankAtlantic does not reset days past due on delinquent modified loans until the borrower demonstrates a sustained period of performance under the modified terms, which is generally performance over a six month period.

BankAtlantic’s troubled debt restructured loans by loan type were as follows (in thousands):

	As of December 31,
	2011		2010		2009
	Non-accrual	Accruing	Non-accrual	Accruing	Non-accrual	Accruing
Commercial	$108,946	96,146	130,783	70,990	32,225	83,767
Small business	4,024	6,878	2,990	9,401	4,520	7,325
Consumer	1,071	11,536	3,070	12,638	1,774	12,969
Residential	10,718	2,394	6,917	2,977	7,178	3,580

Total	$124,759	116,954	143,760	96,006	45,697	107,641

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

BankAtlantic’s commercial loan portfolio includes large loan balance lending relationships. Six relationships accounted for 57% of our $206.0 million of non-accrual commercial real estate loans as of December 31, 2011. The following table outlines general information about these relationships as of December 31, 2011 (in thousands):

Relationships	Unpaid Principal Balance	Recorded Investment (3)	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date (2)		Loan Class	Date of Last Full Appraisal
Commercial Land Developers
Relationship No. 1	$11,930	11,883	7,447	Q2-2005	Q4-2010		(1)	Land	Q1-2012
Relationship No. 2	27,507	26,196	15,035	Q1-1995	Q4-2009	Q4-2009		Land	Q1-2011

Total	$39,437	38,079	22,482

Commercial Non-Residential Developers
Relationship No. 3	$24,744	24,744	12,566	Q2-2008	Q4-2011		(1)	Other	Q4-2011
Relationship No. 4	25,379	16,245	—	Q3-2006	Q2-2010		(1)	Other	Q2-2011
Relationship No. 5	18,428	18,319	5,199	Q1-2007	Q3-2010		(1)	Other	Q2-2011
Relationship No. 6	19,568	19,568	3,754	Q4-2007	Q3-2011		(1)	Other	Q2-2011

Total	$88,119	78,876	21,519

Total of Large Relationships	$127,556	116,955	44,001

(1)	The loan is currently not in default.
(2)	The default date is defined as the date of the initial missed payment prior to default.
(3)	Recorded investment is the “Unpaid Principal Balance” less charge-offs.

The loans that comprise the above relationships are all collateral dependent. As such, we established specific valuation allowances or recognized partial charge-offs on these loans based on our determination of the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for three of the relationships with a recorded investment of $60.6 million. Appraisals were reduced by $2.0 million on three of the relationships with a recorded investment of $56.4 million. BankAtlantic performs quarterly impairment analyses on these credit relationships and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, BankAtlantic’s policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A new appraisal is obtained at the date of foreclosure.

Our residential loan portfolio does not include negative amortization, option ARM or subprime products; however, the majority of our residential loans are purchased residential jumbo loans and many of these loans potentially have outstanding loan balances significantly higher than related collateral values as a result of real estate value declines in the housing markets. Additionally, loans that were originated during 2005, 2006 and 2007 have experienced greater deterioration in collateral value than loans originated in prior years resulting in higher loss experiences in these groups of loans. Also, we have residential loans in California, Florida, Arizona and Nevada, which are states that have experienced especially elevated foreclosures and delinquency rates.

Our purchased residential loan portfolio includes interest-only loans. The terms of these loans provide for possible future increases in a borrower’s loan payments when the contractually required repayments adjust due to interest rate changes and the required amortization of the principal amount begins. These payment increases could affect a borrower’s ability to meet the debt service on or repay the loan and lead to increased defaults and losses which could result in additional provisions for residential loan losses.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

At December 31, 2011, BankAtlantic’s residential loan portfolio included $382.4 million of interest-only loans. Approximately $49.1 million of interest-only residential loans are scheduled to become amortizing loans during the year ending December 31, 2012.

The following table presents relevant data regarding our purchased residential loans by year of origination segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
2007	$27,754	25,422	66.43%	135.53%	731	725	5,626	32.33%
2006	39,996	37,799	73.62%	113.24%	728	701	7,103	36.78%
2005	56,610	52,933	73.52%	115.53%	724	708	9,990	35.06%
2004	250,231	247,227	69.66%	84.22%	731	717	25,838	34.68%
Prior to 2004	103,107	102,903	69.08%	58.11%	730	720	5,994	34.37%

	Interest Only Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
2007	$59,695	54,976	73.79%	124.85%	748	743	13,891	34.88%
2006	133,477	125,626	73.88%	120.77%	740	737	22,893	34.93%
2005	121,093	118,654	71.71%	111.42%	737	749	9,446	35.08%
2004	34,664	33,631	71.05%	101.52%	745	710	4,951	32.07%
Prior to 2004	49,845	49,531	59.09%	71.77%	740	728	2,543	31.55%

The following table presents relevant data regarding our purchased residential loans by geographic area segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
Arizona	$11,126	10,896	70.79%	96.20%	741	739	327	32.22%
California	130,221	126,786	69.77%	87.38%	733	722	16,805	35.16%
Florida	69,904	66,646	70.82%	102.60%	719	699	11,761	34.78%
Nevada	8,237	7,935	74.02%	148.18%	739	704	1,127	35.97%
Other States	284,399	279,941	70.25%	83.04%	730	721	24,531	33.91%

	Interest Only Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
Arizona	$11,816	10,891	72.28%	136.80%	755	748	2,976	31.01%
California	110,281	106,544	71.72%	109.19%	744	745	12,935	33.93%
Florida	27,380	24,221	69.15%	127.16%	744	717	8,275	31.34%
Nevada	5,454	3,900	72.38%	157.15%	739	647	3,651	33.50%
Other States	243,844	236,862	70.97%	109.11%	738	741	25,888	34.97%

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

(1)	Current loan-to-values (“LTV”) for the majority of the portfolio were obtained as of the second quarter of 2011 from automated valuation models.
(2)	Current FICO scores based on borrowers for which FICO scores were available as of the second quarter of 2011.
(3)	Debt ratio is defined as the portion of the borrower’s income that goes towards debt service.

The table below presents the allocation of the allowance for loan losses by various loan classifications (“Allowance for Loan Losses”), the percent of allowance to each loan category (“ALL to gross loans percent”) and the percentage of loans in each category to gross loans (“Loans to gross loans percent”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance accurately reflects future charge-off amounts or trends (dollars in thousands):

	December 31, 2011			December 31, 2010			December 31, 2009
	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans
Commercial non-mortgage	$16,408	13.89%	4.60%	10,786	8.05%	4.14%	4,515	2.94%	3.94%
Commercial real estate	66,269	9.84	26.23	83,029	8.70	29.46	91,658	7.71	30.49
Small business	7,168	2.52	11.09	11,514	3.80	9.35	7,998	2.56	8.02
Residential real estate	16,704	1.79	36.34	23,937	1.96	37.80	27,000	1.74	39.85
Consumer	22,554	4.04	21.74	32,043	5.14	19.25	42,417	6.14	17.70

Total allowance for loan losses	$129,103	5.03	100.00	161,309	4.98	100.00	173,588	4.45	100.00

	December 31, 2008			December 31, 2007
	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans
Commercial non-mortgage	$3,173	2.22%	3.15%	2,668	2.04%	2.65%
Commercial real estate	75,850	5.44	30.69	72,948	4.51	32.78
Small business	8,133	2.49	7.20	4,576	1.44	6.43
Residential real estate	6,034	0.31	42.56	4,177	0.19	43.82
Consumer	32,382	4.35	16.40	9,651	1.37	14.32

Total allowance for loan losses	$125,572	2.76	100.00	94,020	1.90	100.00

Included in allowance for loan losses in the above table were specific reserves. BankAtlantic’s specific reserves by loan type were as follows (in thousands):

	As of December 31,
	2011	2010	2009	2008	2007
Commercial non-mortgage	$15,408	9,020	174	—	594
Commercial real estate	51,798	62,986	42,523	29,208	17,015
Small business	861	2,936	753	300	200
Consumer	1,454	1,791	4,621	—	—
Residential	6,942	12,034	8,784	—	—

Total	$76,463	88,767	56,855	29,508	17,809

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

Residential real estate and home equity consumer loans that are 120 days past due are generally written down to estimated collateral value less costs to sell. As a consequence of longer than historical timeframes to foreclose and sell residential real estate and the rapid decline in residential real estate values where our collateral is located, BankAtlantic began performing quarterly impairment evaluations during 2009 on residential real estate and real estate secured consumer loans that were written down in prior periods to determine whether specific valuation allowances were necessary for further estimated market value declines. BankAtlantic also may establish specific valuation allowances on loans that are individually evaluated for impairment (generally commercial and small business loans). The significant increase in commercial real estate loan specific valuation allowances from December 2007 to December 2010 reflects declines in collateral values. The improvement in commercial real estate specific valuation allowance during 2011 reflects a stabilization of property value declines and a decline in loans migrating to nonaccrual. The increase in commercial non-mortgage loan specific valuation allowance relates to five loan relationships with an aggregate outstanding balance of $16.6 million.

Commercial real estate loans account for the majority of the allowance for loan losses for each of the years in the five year period ended December 31, 2011. The commercial real estate loan allowance as of December 31, 2007 was associated with a slow-down in the homebuilding industry. The substantial increase in the commercial real estate allowance for loan losses during 2007, 2008 and 2009 resulted in large part from a rapid and prolonged deterioration in the Florida real estate market, and the significant downturn in the residential real estate market nationally. During 2008 and 2007, home sales and median home prices declined significantly on a year-over-year basis in all major metropolitan areas in Florida, with conditions deteriorating rapidly during the fourth quarter of 2008 in response to the overall loss of confidence in the financial markets. The housing industry was experiencing a dramatic downturn and market conditions in the housing industry continued to worsen throughout 2008 reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory, and increased foreclosure rates. During 2009, the decline in median home prices slowed and medium to low priced home sales began to recover from the 2008 lows. Also, during 2009 we began experiencing higher levels of commercial non-residential real estate classified assets and charge-offs resulting from declining real estate values and financial difficulties of our borrowers who experienced reduced cash flows from declining rental income. Accordingly, the allowance for loan losses for commercial real estate loans was increased to reflect higher estimated losses for this loan product as the then current economic and market conditions resulted in unfavorable delinquency trends. During 2010, we partially charged off or placed specific valuation allowances on a significant portion of our commercial residential and commercial land loans. In addition, the balances of our commercial real estate loans declined significantly and the migration of loans to adversely classified risk ratings slowed resulting in a decrease in the commercial real estate quantitative allowance for loan losses at December 31, 2010 compared to December 31, 2009. These trends continued during 2011 with a substantial decline in commercial real estate charge-offs, slowed property value declines and reductions in loans migrating to adversely classified risk ratings.

There are three categories of loans in our commercial residential loan portfolio that have resulted in the majority of losses in our commercial real estate loan portfolio. The loan balance in these categories aggregated $105.1 million at December 31, 2011 compared to $132.9 million at December 31, 2010. These categories are as follows:

The “builder land bank loan” category consisted of 4 loans and aggregated $7.6 million at December 31, 2011 compared to 4 loans aggregating $10.6 million at December 31, 2010. This category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. These loans were originally underwritten based on projected sales of the developed lots to the builders/option holders, and timely repayment of the loans is primarily dependent upon the sale of the property pursuant to the options. If the lots are not sold as originally anticipated, the borrower may not be in a position to service the loan, with the

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

likely result being an increase in loan losses in this category. All four loans in this category were on non-accrual at December 31, 2011 and December 31, 2010 totaling $7.6 million and $10.6 million, respectively. BankAtlantic established $0.2 million and $1.5 million of specific reserves on these loans as of December 31, 2011 and 2010, respectively.

The “land acquisition and development loan” category consisted of 18 loans and aggregated $94.5 million at December 31, 2011 compared to 24 loans aggregating $118.8 million at December 31, 2010. This loan category generally consists of loans secured by residential land which is intended to be developed by the borrower and sold to homebuilders. These loans are generally underwritten more stringently than builder land bank loans, as an option agreement with a regional or national builder did not exist at the origination date. Eleven loans in this category totaling $60.4 million were on non-accrual at December 31, 2011 compared to thirteen loans totaling $61.9 million on non-accrual at December 31, 2010. BankAtlantic established $20.2 million and $14.1 million of specifics valuation allowances on these loans as of December 31, 2011 and 2010, respectively.

The “land acquisition, development and construction loan” category consisted of 3 loans and aggregated $3.0 million at December 31, 2011 compared to 3 loans aggregating $3.5 million at December 31, 2010. This category generally consists of loans secured by residential land which will be fully developed by the borrower who may also construct homes on the property. These loans generally involve property with a longer investment and development horizon, are guaranteed by the borrower or individuals and/or are secured by additional collateral or equity such that it is expected that the borrower will have the ability to service the debt for a longer period of time. There were no loans in this category on nonaccrual at December 31, 2011 and 2010.

The allowance for consumer loans increased for each of the years in the three year period ended December 31, 2009, and declined thereafter. The increase during 2007 through 2009 was largely associated with the growth in home equity loan balances throughout the period and the change in policy during 2004 to permit higher loan-to-value ratio loans based on Beacon scores. The significant increase in the allowance for loan losses for consumer loans during 2008 compared to 2007 reflected unfavorable home equity loan delinquency trends, higher non-performing home equity loans and a significant increase in charge-offs during the fourth quarter of 2007. The adverse delinquency trends continued during 2009 as residential property values in Florida continued to decline. The decrease in the allowance for loan losses at December 31, 2011 and 2010 compared to 2009 reflects declining charge-off and delinquency trends and what we believe to be a stabilization of real estate value declines in Florida.

During 2008, as property values nationwide declined and unemployment rates increased, our residential loan portfolio began experiencing unfavorable delinquency trends and increased charge-offs. These unfavorable delinquency trends accelerated throughout 2009 and remained at 2009 levels during 2010. During 2011, delinquency trends improved and property values stabilized. Jumbo residential loan credit trends for loans originated in 2005, 2006 and 2007 displayed higher loss severity than loans originated in other years and losses on prime credit quality jumbo residential loans out-paced losses on other prime based loans during 2009. As a consequence of these adverse trends, the residential allowance for loan losses significantly increased at December 31, 2009 compared to the same 2008 and 2007 periods. During 2010, residential loan delinquencies and the loss severity on BankAtlantic’s non-performing residential loans stabilized resulting in a decline in the residential quantitative allowance for loan losses at December 31, 2010 compared to December 31, 2009. During 2011, these trends continued and the residential allowance for loan losses was further reduced. However, if these trends do not continue and/or residential home prices decline, we may experience additional delinquencies and losses in our residential real estate portfolio in subsequent periods.

As economic conditions worsened during the latter half of 2008, we began experiencing adverse trends and higher credit losses in our small business loan portfolio. In response to these adverse trends, we increased the

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

small business allowance for loan losses significantly at December 31, 2008 compared to December 31, 2007. During 2009, the small business allowance for loan losses was maintained at 2008 levels as delinquencies and charge-off trends stabilized. During 2010, small business delinquencies remained at 2009 levels while charge-offs declined; however, criticized small business loans increased from 2009 levels resulting in an increase in the small business allowance for loan losses at December 31, 2010 compared to December 31, 2009. During 2011, small business loan delinquencies declined from 2010 levels and loss experiences improved resulting in a reduction in the small business allowance for loan losses compared to December 31, 2010.

In the event of a sustained decline in real estate markets, and residential real estate in particular, and a sustained slowdown in the economy in general, we may experience further deterioration in the credit quality and performance of our loan portfolio. As a consequence, if conditions deteriorate, we will experience an increase in levels of non-performing assets and these increases will likely be experienced across various loan categories.

BankAtlantic’s Non- Interest Income

The following table summarizes the significant components of and changes in non-interest income (in thousands):

	For the Years Ended December 31,			Change 2011 vs. 2010	Change 2010 vs. 2009
	2011	2010	2009
Service charges on deposits	$42,608	59,844	75,739	(17,236)	(15,895)
Other service charges and fees	26,404	30,140	29,542	(3,736)	598
Securities activities, net	6,935	2,864	11,161	4,071	(8,297)
Income from unconsolidated companies	—	—	479	—	(479)
Gains on sales of loans	2,223	259	467	1,964	(208)
Gain on sale of Tampa branches	38,603	—	—	38,603	—
Other	12,158	12,655	11,904	(497)	751

Non-interest income	$128,931	105,762	129,292	23,169	(23,530)

The lower revenues from service charges on deposits during each of the years in the three year period ended December 31, 2011 primarily resulted from lower overdraft fee income. We believe that the decline in overdrafts fees reflects a decline in the number of accounts incurring overdraft fees based on our efforts to attract customers who maintain deposit accounts with higher balances, regulatory and other changes in overdraft policies and changes in customer behavior. The Federal Reserve adopted new overdraft rules (effective July 1, 2010 for new customers and August 15, 2010 for existing customers), which among other requirements, prohibit banks from automatically enrolling customers in overdraft protection programs for point-of-sale and ATM transactions. Additionally, Congress has established a consumer protection agency which may further limit the assessment of overdraft fees. In response to the changing industry practices and regulations, during the fourth quarter of 2010, BankAtlantic began converting certain deposit products to fee-based accounts that encourage higher checking account balances or higher account activity in order to eliminate or reduce fees. Additionally, during the first and third quarters of 2011, BankAtlantic revised its overdraft policies which have had the effect of lowering the number and amount of overdraft fees and charges. Also contributing to the decline in overdraft fee income during the year ended December 31, 2011 compared to the same 2010 and 2009 periods was the reduction of deposit accounts associated with the sale of the Tampa branches in June 2011. We anticipate that this trend of lower overdraft fee income may continue; however, at a slower rate of decline than prior periods.

The decrease in service charges and fees during the year ended December 31, 2011 compared to the same 2010 period resulted primarily from lower ATM interchange and surcharge income primarily related to lower

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

transaction volume associated with the Tampa branch sale. The increase in service charges and fees during the year ended December 31, 2010 compared to the same 2009 period primarily resulted from higher interchange income from the use of check cards by our customers partially offset by lower fee income from our cruise ship operations. The increased interchange income reflects higher debit card transaction volume for 2010 compared to 2009.

Securities activities, net during the year ended December 31, 2011 includes $7.0 million of gains from the sale of $82.8 million of agency securities. The securities were sold to improve liquidity and BankAtlantic’s regulatory capital ratios. BankAtlantic also recognized a $24,000 loss in connection with foreign currency derivative contracts entered into as an economic hedge of foreign currency in cruise ship ATMs.

Securities activities, net during the year ended December 31, 2010 includes $3.1 million of gains from the sales of $43.8 million of agency securities and $11.9 million of municipal securities. BankAtlantic also recognized a $0.3 million loss in connection with foreign currency derivative contracts.

Securities activities, net during the year ended December 31, 2009 includes $11.2 million of gains from the sale of $284.0 million of agency securities. The net proceeds from the sales of securities were used to pay down FHLB advances.

Income from unconsolidated companies for 2009 represents $0.5 million of equity earnings in a joint venture that factors receivables. The factoring joint venture was consolidated as of January 1, 2010 upon the implementation of new accounting guidance for the consolidation of variable interest entities.

During the year ended December 31, 2011, BankAtlantic recognized gains of $2.1 million on the sale of $5.6 million of commercial loans.

Gains on loan sales during the years ended December 31, 2010 and 2009 were primarily from the sale of residential loans originated with the assistance of independent mortgage brokers.

Other non-interest income consisted of the following (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Broker commissions	$3,427	3,901	3,969
Safe deposit box rental	1,049	1,200	1,183
Income from leases	1,012	1,149	1,127
Wire fee income	2,175	1,997	1,868
Other	4,495	4,408	3,757

Total other income	$12,158	12,655	11,904

The decline in other income during the year ended December 31, 2011 compared to the same 2010 period reflects lower broker commissions as historically low interest rates have slowed the volume of fixed rate product transactions. The decline in safe deposit box rental income resulted primarily from the sale of the Tampa branches. Other non-interest income remained at 2010 levels as increased fee income from coin counters at the branches and a $0.3 million gain on the sale of properties and equipment were offset by $1.0 million received from a service provider during 2010 related to business interruption issues.

The increase in other non-interest income for the year ended December 31, 2010 compared to the same 2009 period was primarily the result of a $1.0 million payment from BankAtlantic’s on-line banking service provider

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

as a result of business interruption issues. The above increases in other non-interest income were partially offset by $0.1 million of foreign currency exchange losses associated with foreign currency held in cruise ship ATMs and lower commissions from sales of investment products during 2010 compared to 2009.

BankAtlantic’s Non- Interest Expense

The following table summarizes the significant components and changes in non-interest expense (in thousands):

	For the Years Ended December 31,			Change 2011 vs. 2010	Change 2010 vs. 2009
	2011	2010	2009
Employee compensation and benefits	$70,866	91,131	103,209	(20,265)	(12,078)
Occupancy and equipment	44,152	53,585	58,574	(9,433)	(4,989)
Advertising and promotion	6,158	8,305	8,395	(2,147)	(90)
Check losses	2,065	2,421	4,188	(356)	(1,767)
Professional fees	13,657	17,365	12,574	(3,708)	4,791
Supplies and postage	3,185	3,813	4,084	(628)	(271)
Telecommunication	1,591	2,513	2,464	(922)	49
Provision for tax certificates	2,783	4,552	3,388	(1,769)	1,164
Loss on sale of real estate held for development and sale	—	1,228	—	(1,228)	1,228
Impairment of real estate held for development and sale	—	—	3,871	—	(3,871)
Cost associated with debt redemption	1,125	60	7,463	1,065	(7,403)
Lease termination (reversals) costs	(1,211)	3,601	2,156	(4,812)	1,445
Employee termination (reversals) costs	(192)	3,971	2,024	(4,163)	1,947
Impairment of loans held-for-sale	2,504	—	—	2,504	—
Impairment of real estate held for sale	600	2,604	1,158	(2,004)	1,446
Impairment of real estate owned	11,495	6,064	4,124	5,431	1,940
Impairment of assets held for sale	—	4,469	—	(4,469)	4,469
Impairment of goodwill	—	—	9,124	—	(9,124)
FDIC special assessment	—	—	2,428	—	(2,428)
(Gain) loss on sale of real estate	(4,142)	997	(342)	(5,139)	1,339
Amortization of intangible assets	1,193	1,248	1,303	(55)	(55)
Other	29,780	28,388	28,614	1,392	(226)

Total non-interest expense	$185,609	236,315	258,799	(50,706)	(22,484)

The $50.7 million reduction in non-interest expense during 2011 compared to 2010 resulted primarily from the June 2011 sale of the Tampa branches which resulted in a significant reduction in compensation and occupancy expenses. BankAtlantic’s compensation expense during 2011 was also favorably impacted by reductions in back-office personnel during the latter half of 2010.

The $22.5 million reduction in non-interest expense during 2010 compared to 2009 primarily resulted from efforts to reduce expenses and increase operating efficiencies by consolidating certain back-office facilities, renegotiating vendor contracts, staff reductions, out-sourcing certain back-office functions and initiating other targeted expense reduction programs.

The substantial decline in employee compensation and benefits during each of the years in the three year period ended December 31, 2011 resulted primarily from workforce reductions, normal attrition, and the transfer

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

of employees to the purchaser of the Tampa branches in June 2011. As a consequence, the number of full-time equivalent employees declined from 1,776 at December 31, 2008 to 1,028 at December 31, 2011, or 42%. The decline in the work force resulted in lower employee benefits and payroll taxes. Also contributing to the decline in compensation was lower incentive bonuses. Incentive bonuses were $1.4 million, $2.5 million and $6.1 million during the years ended December 31, 2011, 2010 and 2009, respectively. Share-based compensation expense was $0.9 million, $0.8 million and $2.0 million during the years ended December 31, 2011, 2010 and 2009, respectively. The reduction in share based compensation expense reflects that no share based awards were granted to employees during 2011 and 2009 and the reversal of prior period share based compensation expense due to higher than projected forfeitures on stock options.

The decline in occupancy and equipment for the year ended December 31, 2011 compared to the same 2010 period resulted primarily from the sale of the Tampa branches, consolidation of back-office facilities, and the termination of leases executed for branch expansion during prior periods.

The decline in occupancy and equipment for the year ended December 31, 2010 compared to the same 2009 period primarily resulted from the consolidation of back-office facilities resulting in lower depreciation and rent expense.

Depreciation and rent expenses were $16.2 million and $11.4 million for the year ended December 31, 2010 compared to $18.2 million and $12.8 million during year ended December 31, 2009, respectively. Depreciation and rent expenses were and $13.0 million and $8.6 million, respectively, during the year ended December 31, 2011. The remaining decline in occupancy and equipment expenses was primarily due to lower building maintenance, utilities and real estate taxes during the 2011 period compared to the same 2010 and 2009 periods.

The decrease in advertising and business promotion expense during the year ended December 31, 2011 compared to the same 2010 period related primarily to BankAtlantic focusing its marketing efforts more on customer relationships and less on advertising, media and direct mail promotions. During the year ended December 31, 2009, BankAtlantic modified its marketing focus from growing deposit account volume to enhancing BankAtlantic’s relationships with customers. Direct mail advertising and customer gift expenses declined from $3.2 million for the year ended December 31, 2009 to $2.4 million and $1.4 million during 2010 and 2011.

We believe that the substantial decline in check losses during each of the years in the three year period ended December 31, 2011 primarily related to revisions to our overdraft policies which began in 2008 as well as lower volume of new account growth.

The decline in professional fees during the year ended December 31, 2011 compared to the same 2010 period reflects lower legal and consulting fees. The lower legal fees in 2011 resulted primarily from legal expenses from the class action securities litigation trial during 2010 and higher insurance reimbursements relating to the same matter during 2011. The lower legal expenses were partially offset by a $2.7 million tax certificate settlement during 2011. BankAtlantic also incurred legal costs during 2011 and 2010 for tax certificate litigation, loan modifications and loan work-outs. Consulting fees declined from $1.5 million during 2010 to $0.7 million during 2011. Consulting fees were $0.6 million during the year ended December 31, 2009.

The higher professional fees during the year ended December 31, 2010 compared to the same 2009 period resulted primarily from legal and related costs in connection with the class-action securities litigation. Legal expenses were $8.4 million, $11.4 million and $8.3 million during the years ended December 31, 2011, 2010 and 2009, respectively. During 2010, litigation costs on cases involving claims covered by insurance exceeded the

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

deductible under our director and officer liability insurance and we began receiving eligible cost reimbursements from the insurance carrier. Insurance claim reimbursements are recognized as a reduction to legal fees when the claim is approved by the insurance carrier.

The lower telecommunication costs for the year ended December 31, 2011 compared to the same 2010 and 2009 periods resulted primarily from the Tampa branch sale.

The provision for tax certificate losses during the year ended December 31, 2011 compared to the same 2010 period reflects higher charge-offs of out-of-state tax certificates partially offset by tax certificate reserve reductions associated with declining portfolio balances. We have significantly reduced the acquisition of out-of-state tax certificates and have concentrated the majority of our tax certificate acquisitions in Florida.

The provision for tax certificate losses during the year ended December 31, 2010 compared to the same 2009 period primarily resulted from increases in the allowance for tax certificate losses associated with our out-of-state tax certificate portfolio.

Loss on the sale of real estate held for development and sale during the year ended December 31, 2010 reflects the sale of a real estate project for a loss shown on the above table.

Impairment of real estate held for development and sale during the years ended December 31, 2009 represents fair value adjustments to real estate inventory associated with the real estate project described above.

Costs associated with debt redemptions during the year ended December 31, 2011 reflects prepayment penalties on the early repayment of $85 million of institutional time deposits, $40.0 million of FHLB advance obligations and $25 million of public fund time deposits. BankAtlantic redeemed these obligations in order to reduce total assets and improve its regulatory capital ratios.

Costs associated with debt redemptions during the year ended December 31, 2010 reflects the prepayment of a $2 million FHLB advance obligation and $0.7 million repayment of a mortgage-backed bond that was scheduled to mature in September 2013. The costs associated with debt redemptions during the year ended December 31, 2009 were the result of prepayment penalties incurred upon the prepayment of $760 million of FHLB advances.

Lease termination costs and impairments of real estate held for sale represent impairments associated with the decision to sell properties or terminate leases acquired for future branch expansion prior to December 2007. The lease termination recoveries during 2011 represent gains on the termination of leases and higher property values obtained from updated appraisals.

Employee termination costs reflect severance charges in connection with workforce reductions in during the years ended December 31, 2010 and 2009. Employee termination recoveries reflect the re-hiring of employees terminated during prior periods.

Impairment on loans held-for-sale reflect the establishment of valuation allowances on loans held- for-sale primarily associated with change in estimates concerning expected cash flows or the timing of expected cash flows.

Real estate owned impairments during 2011, 2010 and 2009 reflect a $1.4 million, $3.6 million and $3.1 million impairment associated with a real estate development acquired during the fourth quarter of 2006 when BankAtlantic took possession of the collateral securing a land acquisition and development loan and, secondarily, from write-downs of residential, commercial and tax certificate real estate owned.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The impairment of assets held for sale relates to a $4.5 million impairment on Tampa branches office properties and equipment upon the transfer of the assets to held-for-sale.

BankAtlantic tests goodwill for potential impairment annually or during interim periods if impairment indicators exist. Based on the results of an interim impairment evaluation, BankAtlantic recorded an impairment charge of $9.1 million during the three months ended March 31, 2009. BankAtlantic performed its annual goodwill impairment test as of September 30, 2011 and determined that its remaining goodwill of $13.1 million in its capital services reporting unit was not impaired. The capital services reporting unit’s implied goodwill as of September 30, 2011 was $43.2 million, which exceeded the $13.1 million carrying value of goodwill by $30.1 million. If market conditions deteriorate, BankAtlantic may recognize additional goodwill impairment charges in future periods.

In October 2008, the FDIC adopted a restoration plan to restore its insurance fund to a predefined level. In June 2009, the FDIC imposed a special assessment on all depository institutions of five basis points on adjusted total assets. BankAtlantic’s portion of the FDIC depository institution special assessment was $2.4 million.

During the years ended December 31, 2011, 2010, and 2009 BankAtlantic sold $28.2 million, $25.9 million and $6.4 million, respectively, of real estate owned for gains or losses as shown on the above table. During the year ended December 31, 2011, BankAtlantic sold a commercial real estate owned property for a $1.6 million gain. The remaining 2011 real estate owned gains were primarily on residential properties.

Amortization of intangible assets consisted of the amortization of acquired core deposit intangible assets, which are being amortized over an estimated life of ten years.

Other expenses during the year ended December 31, 2011 remained at 2010 and 2009 levels. During 2011, BankAtlantic incurred higher foreclosure costs and increased operating costs on foreclosed properties. These increased expenses were partially offset by a decline in deposit insurance premiums associated with the reduction in deposits in connection with the sale of the Tampa branches. Deposit insurance expense was $9.6 million, $10.1 million and $8.6 million during the years ended December 31, 2011, 2010 and 2009, respectively.

BankAtlantic’s Provision for Income Taxes

	For the Years Ended December 31,			Change 2011 vs. 2010	Change 2010 vs. 2009
($ in thousands)	2011	2010	2009
Loss before income taxes	$(1,703)	(118,044)	(180,427)	116,341	62,383
Benefit for income taxes	298	2,134	31,719	(1,836)	(29,585)

BankAtlantic net loss	$(1,405)	(115,910)	(148,708)	114,505	32,798

Effective tax rate	-17.50%	1.81%	17.58%

Due to BankAtlantic’s recent history of losses, BankAtlantic maintains a deferred tax valuation allowance for its entire amount of net deferred tax assets. The benefit for income taxes during 2011 primarily represents a reduction in BankAtlantic’s uncertain tax positions and interest income on net operating loss carry-back refunds, partially offset by the recapture of low income housing tax credits. The benefit for income taxes during 2010 primarily represents a reduction in the deferred tax valuation allowance from continuing operations to reflect the future taxable income associated with unrealized gains in accumulated other comprehensive income. The 2009 benefit for income taxes was due primarily to a change in tax laws in November 2009 that extended the net operating loss carry-back period for 2009 taxable losses from two years to five years which resulted in BankAtlantic recognizing a $31.7 million income tax benefit.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

Parent Company Results of Operations

The following table is a condensed income statement summarizing the Parent Company’s segment results of operations (in thousands):

	For the Years Ended December 31,			Change 2011 vs. 2010	Change 2010 vs. 2009
	2011	2010	2009
Net interest income (expense):
Interest income on loans	$196	228	352	(32)	(124)
Interest and dividend income on investments	44	72	221	(28)	(149)
Interest expense on junior subordinated debentures	(15,571)	(14,872)	(15,535)	(699)	663

Net interest expense	(15,331)	(14,572)	(14,962)	(759)	390
Provision for loan losses	(1,214)	(5,536)	(18,414)	4,322	12,878
Net interest expense after provision for loan losses	(16,545)	(20,108)	(33,376)	3,563	13,268

Non-interest income:
Income from unconsolidated trusts	(255)	1,054	487	(1,309)	567
Securities activities, net	(1,500)	—	19	(1,500)	(19)
Other income	1,179	1,257	1,058	(78)	199

Non-interest income	(576)	2,311	1,564	(2,887)	747

Non-interest expense:
Employee compensation and benefits	2,181	2,819	5,036	(638)	(2,217)
Professional fees	2,552	3,074	2,055	(522)	1,019
Advertising and promotion	255	293	251	(38)	42
Other	5,227	2,857	1,658	2,370	1,199

Non-interest expense	10,215	9,043	9,000	1,172	43

Parent Company loss	$(27,336)	(26,840)	(40,812)	(496)	13,972

Parent Company interest on loans during 2011, 2010 and 2009 represented interest income from two commercial real estate loans acquired in a March 2008 loan transfer from BankAtlantic that were returned to an accrual status during 2008 as the borrowers’ cash flow improved upon obtaining tenants for properties serving as collateral.

Interest and dividend income on investments during the years ended December 31, 2011, 2010 and 2009 were comprised primarily of earnings from a BankAtlantic reverse repurchase agreement account and dividends from an equity investment. The Parent Company ceased receiving dividends from the equity investment during the second quarter of 2011. Earnings from the BankAtlantic reverse repurchase account were $6,000, $17,000 and $28,000, respectively, during the years ended December 31, 2011, 2010 and 2009.

Interest expense for the years ended December 31, 2011, 2010 and 2009 represents interest expense recognized on the Parent Company’s junior subordinated debentures. The increase in interest expenses during 2011 compared to 2010 reflects higher average balances on junior subordinated debentures resulting from the deferral of interest. The average balance on junior subordinated debentures increased from $314.1 million during 2010 to $328.5 million during 2011. Average interest rates on junior subordinated debentures were 4.74% during 2011 compared to 4.73% during the 2010 period. The decline in interest expense during 2010 compared to 2009 reflects a decline in the three month LIBOR interest rates. The decline in interest rates was partially offset by deferred interest on the junior subordinated debentures. Average interest rates on junior subordinated debentures

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

decreased from 5.18% during the year ended December 31, 2009 to 4.73% during the same 2010 period and junior subordinated debentures average balances increased from $300.0 million during 2009 to $314.1 million during 2010.

Income from unconsolidated trusts during 2011, 2010 and 2009 represents equity earnings from trusts formed to issue trust preferred securities.

During the year ended December 31, 2011 and 2009, the Parent Company recognized a $1.5 million and $1.6 million other-than-temporary decline in value from an equity investment in an unrelated financial institution. During the year ended December 31, 2009, the Parent Company also redeemed its investment in a private equity security for a $1.5 million gain and sold shares of Stifel common stock received from the sale of Ryan Beck for a $0.1 million gain.

The majority of other income during the years ended December 31, 2011, 2010 and 2009 primarily represent fees charged to BankAtlantic for executive management services. These fees are eliminated in the Company’s consolidated financial statements.

The Parent Company’s compensation expense during the years ended December 31, 2011, 2010 and 2009 represents salaries, benefits and incentives for executive officers and administrative personnel.

The lower compensation expense during 2011 compared to 2010 primarily reflects lower share based compensation expense as executive officers forfeited non-vested stock options during the year ended December 31, 2010. The higher compensation expense during the year ended December 31, 2009 compared to the years ended December 31, 2011 and 2010 reflects higher incentive performance bonuses during 2009. Incentive performance bonuses based on specific performance criteria were $0, $0.2 million and $2.9 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The decrease in professional fees during 2011 compared to 2010 primarily resulted from higher consulting costs during 2010 associated with investment banking and other advisory services and elevated legal fees during 2010 associated with responding to a Securities and Exchange Commission investigation. The reductions in legal fees were partially offset by $0.7 million of transaction costs associated with the Stock Purchase Agreement with BB&T and costs incurred to defend the litigation to enjoin the transaction with BB&T. Consulting costs were $0.9 million, $1.5 million and $0.3 million during the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, the Parent Company recognized a $0.9 million gain from a loan participation litigation settlement during the year ended December 31, 2011. Other legal fees incurred during the years ended December 31, 2011, 2010 and 2009 were primarily for general corporate matters and foreclosure costs associated with non-performing loans held in a work-out subsidiary of the Parent Company.

Advertising and promotion costs during each of the years in the three year period ended December 31, 2011 represents expenses for investor relations, shareholder correspondence and the annual meeting of shareholders.

Other expenses during the years ended December 31, 2011 included $4.0 million of impairments associated with real estate owned and loans held-for-sale compared to impairments of real estate owned of $0.8 million and $0 during the years ended December 31, 2010 and 2009, respectively. Also included in other expenses during the year ended December 31, 2011, 2010 and 2009 were real estate owned operating costs and foreclosure expenses of $0.5 million, $0.6 million and $0.8 million, respectively. The Parent Company also incurred $0.2 million of loan servicing fees paid to BankAtlantic for the years ended December 31, 2011, 2010 and 2009 related to the loans held by its asset workout subsidiary.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The Parent Company did not recognize a tax benefit during each of the years in the three year period ended December 31, 2011 as the tax benefits associated with the Parent Company’s losses were offset by the establishment of a deferred tax valuation allowance during 2008 on the Parent Company’s net deferred tax assets.

Credit Quality

The composition of the Parent Company’s loans and real estate owned at the indicated dates was as follows (in thousands):

	December 31, 2011	2010
Nonaccrual loans:
Commercial non-real estate:	$948	1,536
Commercial real estate:
Residential	3,703	8,985
Land	3,432	3,987

Total non-accrual loans	8,083	14,508
Allowance for loan losses	(784)	(830)

Non-accrual loans, net	7,299	13,678
Performing other commercial loans	2,432	2,811

Loans receivable, net	$9,731	16,489

Real estate owned	$9,137	10,160

During the year ended December 31, 2011, the Parent Company foreclosed on $3.7 million of commercial residential loans, charged-off $1.3 million of loans, recognized $1.3 million of loans held-for-sale impairments and sold a $1.7 million loan for a $99,000 loss.

During the year ended December 31, 2010, the Parent Company foreclosed on $13.6 million of commercial residential loans. The properties obtained from foreclosures were sold for cash proceeds of $9.8 million.

The Parent Company’s non-accrual loans include large loan balance lending relationships. The following table outlines general information about these relationships as of December 31, 2011 (in thousands):

Relationships	Unpaid Principal Balance	Recorded Investment	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date (3)	Collateral Type (4)	Date of Last Full Appraisal
Commercial Business
Relationship No. 1 (1)	5,604	4,381	784	Q4-2005	Q4-2007	Q4-2007	Land	Q4-2011

Residential Land Developers
Relationship No. 2 (2)	20,000	3,296	—	Q1-2005	Q4-2007	Q1-2008	Residential	Q3-2011
Relationship No. 3	406	406	—	Q2-2006	Q4-2008	Q1-2008	Residential	Q2-2011

Total Residential Land Developers	20,406	3,702	—

Total	26,010	8,083	784

(1)	During 2011, the Company recognized partial charge-offs on relationship No. 1 aggregating $1.2 million.
(2)	During 2008, 2009 and 2010, the Parent Company recognized partial charge-offs on relationship No. 2 aggregating $16.4 million.
(3)	The default date is defined as the date of the initial missed payment prior to default.
(4)	Acquisition and development (“A&D”).

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves or recognized partial charge-offs on these loans based on the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for all relationships. Management performs quarterly impairment analyses on these credit relationships subsequent to the date of the appraisal and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, our policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A full appraisal is obtained at the date of foreclosure.

Changes in the Parent Company’s allowance for loan losses were as follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Balance, beginning of period	$830	13,630	11,685
Loans charged-off	(1,260)	(18,336)	(16,469)
Recoveries of loans previously charged-off	—	—	—

Net (charge-offs)	(1,260)	(18,336)	(16,469)
Provision for loan losses	1,214	5,536	18,414

Balance, end of period	$784	830	13,630

The provision for loan losses during the year ended December 31, 2011, 2010 and 2009 resulted from additional impairments due to updated loan collateral fair value estimates.

Liquidity and Capital Resources

BankAtlantic Bancorp, Inc.

Currently, the Parent Company’s principal source of liquidity is its cash holdings and funds obtained from its wholly-owned work-out subsidiary. The Parent Company also may obtain funds through the issuance of equity and debt securities and through dividends, although no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future and the Parent Company is prohibited by the terms of the Company Order from issuing debt securities without receiving a prior non-objection from its regulators. The Parent Company has used its funds to contribute capital to its subsidiaries, and fund operations, including funding servicing costs and real estate owned operating expenses of its wholly-owned work-out subsidiary. At December 31, 2011, the Parent Company had approximately $337.1 million of junior subordinated debentures outstanding with maturities ranging from 2032 through 2037. The aggregate annual interest obligations on this indebtedness totaled approximately $15.7 million based on interest rates at December 31, 2011, which are generally indexed to three-month LIBOR. In order to preserve liquidity , the Parent Company elected in February 2009 to commence deferring interest payments on all of its outstanding junior subordinated debentures and to cease paying cash dividends on its common stock. The terms of the junior subordinated debentures and the trust documents allow the Parent Company to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, the respective trusts have suspended the declaration and payment of dividends on the trust preferred securities. The deferral election began as of March 2009, and regularly scheduled quarterly interest payments aggregating $42.9 million that would otherwise have been paid during the 36 months ended December 31, 2011 were deferred. The Parent Company has the ability under the junior subordinated debentures to continue to defer interest payments for up to another 8 consecutive quarterly periods through ongoing appropriate notices to each of the trustees, and will make a decision each quarter as to whether to continue the deferral of interest. During the deferral period, interest will continue to accrue on the

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

junior subordinated debentures at the stated coupon rate, including on the deferred interest, and the Parent Company will continue to record the interest expense associated with the junior subordinated debentures. During the deferral period, the Parent Company may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. The Parent Company may end the deferral period by paying all accrued and unpaid interest. If the Parent Company were to continue to defer interest on its junior subordinated debentures through the year ended December 31, 2013, it would owe an aggregate of approximately $74.4 million of unpaid interest based on average interest rates as of December 31, 2011. The Company believes that its financial condition would be adversely affected if interest payments continue to be deferred. The Parent Company expects to pay the deferred interest through closing in connection with the consummation of the BB&T transaction.

The Parent Company has not received dividends from BankAtlantic since the year ended December 31, 2008. The ability of BankAtlantic to pay dividends or make other distributions to the Parent Company in subsequent periods is subject to regulatory approval as provided in the Bank Order. The Parent Company may receive dividends from its asset work-out subsidiary upon the monetizing of the subsidiaries’ non-performing loans and real estate owned. However, the Parent Company may not be able to monetize the loans or real estate owned on acceptable terms, if at all.

In February 2010, the Company filed a registration statement with the Securities and Exchange Commission registering to offer, from time to time, up to $75 million of Class A Common Stock, preferred stock, subscription rights, warrants or debt securities. A description of the securities offered and the expected use of the net proceeds from any sales will be outlined in a prospectus supplement if and when offered. On June 16, 2011, the Company completed a rights offering under the registration statement issuing 605,181 shares of Class A Common Stock for net proceeds of $11.0 million. As a result of the completion of a $20 million rights offering during the year ended December 31, 2010 and the $11.3 million rights offering in June 2011, $43.7 million of securities remain available for future issuance under this registration statement. The Parent Company utilized the proceeds from the June 2011 rights offering plus $9.0 million in cash to make a $20 million capital contribution to BankAtlantic.

The Parent Company is generally required to provide BankAtlantic with managerial assistance and capital. Any financing needed to provide BankAtlantic with capital could be sought through public or private offerings, in privately negotiated transactions or otherwise. Any financing involving the issuance of our Class A Common Stock or securities convertible or exercisable for our Class A Common Stock could be highly dilutive for our existing shareholders. Such financing may not be available to us on favorable terms or at all.

The Parent Company has the following cash and investments that it believes provide a source for potential liquidity at December 31, 2011.

	As of December 31, 2011
(in thousands)	Carrying Value	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
Cash and cash equivalents	$2,524	—	—	2,524
Securities available for sale	10	5	—	15

Total	$2,534	5	—	2,539

The Parent Company had $1.9 million of current liabilities as of December 31, 2011. The non-performing loans transferred to the wholly-owned subsidiary of the Company may also provide a potential source of liquidity through workouts, repayments of the loans or sales of interests in the subsidiary. The balance of these loans and

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

real estate owned at December 31, 2011 was $19.7 million. During the year ended December 31, 2011, the Parent Company received net cash flows of $2.8 million from its work-out subsidiary.

If the sale of BankAtlantic to BB&T is consummated in accordance with the terms of the Agreement, the Parent Company expects its principal source of liquidity to be the sale of the loans and real estate distributed to the Parent Company in Retained Assets, LLC and distributions from its 5% preferred interest in Newco, LLC as well as cash distributions from its wholly-owned work-out subsidiary. The Parent Company also may obtain funds through the issuance of equity and debt securities. The Parent Company anticipates utilizing these funds for general corporate purposes including funding servicing costs and real estate owned operating expenses.

On October 21, 2011, the Parent Company received notification from NYSE Regulation, Inc. that the Parent Company was below the continued listing criteria established by the New York Stock Exchange (“NYSE”) because, as of October 14, 2011, the Parent Company’s average market capitalization for the preceding 30-day trading period was $48.9 million. Listed companies with shareholders equity of less than $50 million, such as the Parent Company, are required to maintain an average market capitalization of at least $50 million for any consecutive 30-day trading period. The NYSE’s market capitalization and equity requirements are based on the Parent Company’s publicly traded Class A Common Stock. In accordance with the NYSE’s rules, the Parent Company submitted a business plan (the “Plan”) to the NYSE in which it advised the NYSE of the actions it expected to take in order to comply with the NYSE’s continued listing standards within 18 months after the date of the Notice. The Class A Common Stock will continue to be listed and traded on the NYSE during this period, subject to the NYSE’s continued acceptance of the Plan, and the Parent Company’s compliance with the Plan and the other continued listing standards of the NYSE. The Parent Company expects to work with the NYSE with respect to curing the deficiency. The Company’s market capitalization at March 16, 2012 was $56.4 million but its average market capitalization for the 30 day trading period prior to March 16, 2012 was $43.0 million. The Parent Company currently expects that it will meet the NYSE listing criteria upon completion of the sale of BankAtlantic to BB&T in accordance with the terms of the Agreement. However, the market price of the Parent Company’s Class A Common Stock is subject to significant volatility and it may decrease in the future and cause the Parent Company to fail to comply with the NYSE requirements for continued listing.

BankAtlantic

BankAtlantic’s primary sources of funds are deposits; principal repayments of loans, tax certificates and securities available for sale; proceeds from the sale of loans, securities available for sale and real estate owned; interest payments on loans and securities; capital contributions from the Parent Company and other funds generated by operations. These funds are primarily utilized to fund loan disbursements and purchases, deposit outflows, repayments of advances from FHLB and other borrowings, purchases of tax certificates and securities available for sale, acquisitions of properties and equipment, and operating expenses. BankAtlantic’s liquidity will depend on its ability to generate sufficient cash to support loan demand, to meet deposit withdrawals, and to pay operating expenses. BankAtlantic’s securities portfolio provides an internal source of liquidity through its short-term investments as well as scheduled maturities and interest payments. Loan repayments and loan sales also provide an internal source of liquidity. BankAtlantic maintained excess cash balances during year ended December 31, 2011 in order to improve liquidity and its risk-based regulatory capital ratios. BankAtlantic’s liquidity is also dependent, in part, on its ability to maintain or increase deposit levels and availability under its lines of credit with the FHLB and Federal Reserve lending programs. BankAtlantic’s ability to increase or maintain deposits is impacted by competition from other financial institutions and alternative investments as well as the current low interest rate environment. Such competition, an increase in interest rates or an increase in liquidity needs, may require BankAtlantic to offer higher interest rates to maintain deposits, which may not be successful in generating deposits, and which would increase its cost of funds or reduce its net interest income. BankAtlantic is restricted by the Bank Order from offering interest rates on its deposits which are significantly higher than market area rates.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

BankAtlantic’s unused lines of credit decreased from $843 million as of December 31, 2010 to $585 million as of December 31, 2011 due to lower collateral balances partially offset by the repayment of FHLB advances during 2011. The FHLB has granted BankAtlantic a line of credit capped at 30% of assets subject to available collateral, with a maximum term of ten years. BankAtlantic utilized its FHLB line of credit to obtain a $68.1 million letter of credit used primarily to secure public deposits as of December 31, 2011. There were no FHLB borrowings outstanding as of December 31, 2011. The line of credit is secured by a blanket lien on BankAtlantic’s residential mortgage loans and certain commercial real estate and consumer home equity loans. BankAtlantic’s unused available borrowings under this line of credit were approximately $545 million at December 31, 2011. In March 2012, BankAtlantic was informed by the FHLB that its line of credit with the FHLB was reduced to 20% of assets, subject to available collateral beginning in March 2012. The unused available borrowings were based on the collateral limit and did not change as a result of the decline in the asset limit as 20% of assets still exceeded the available collateral.

An additional source of liquidity for BankAtlantic is its securities portfolio. As of December 31, 2011, BankAtlantic had $6 million of unpledged securities that could be sold or pledged for additional borrowings with the FHLB, the Federal Reserve or other financial institutions. BankAtlantic is also eligible to participate in the Federal Reserve’s discount window program under its secondary credit program. The amount that can be borrowed under this program is dependent on the delivery of collateral to the Federal Reserve, and BankAtlantic had unused available borrowings of approximately $34 million, with no amounts outstanding under this program, at December 31, 2011. We are not permitted to incur day-light overdrafts in our Federal Reserve bank account and accordingly, our intent is to continue to maintain sufficient funds at the Federal Reserve to support intraday activity. BankAtlantic’s current lines of credit may not be available when needed as these lines of credit are subject to periodic review and may be terminated or reduced at the discretion of the issuing institutions or reduced based on availability of qualifying collateral. Additionally, interest rate changes, additional collateral requirements, disruptions in the capital markets, deterioration in BankAtlantic’s financial condition, litigation or regulatory action may make borrowings unavailable or make terms of the borrowings and deposits less favorable. There is a risk that our cost of funds will increase and that the borrowing capacity from funding sources may decrease, and any of these factors could have material adverse effect on BankAtlantic’s liquidity.

Additionally, BankAtlantic had total cash on hand with other financial institutions of $675.7 million at December 31, 2011.

Included in deposits at December 31, 2011 was $0.8 million in brokered deposits. BankAtlantic is currently restricted from acquiring additional brokered deposits or renewing its existing brokered deposits, and expects all brokered deposits to be repaid during 2012.

BankAtlantic’s liquidity may be affected by unforeseen demands on cash. Our objective in managing liquidity is to maintain sufficient resources of available liquid assets to address our funding needs. Multiple market disruptions and regulatory actions may make it more difficult for us and for financial institutions in general to borrow money. We cannot predict with any degree of certainty how long these adverse market conditions may continue, nor can we anticipate the degree to which such market conditions may impact our operations. Deterioration in the performance of other financial institutions may adversely impact the ability of all financial institutions to access liquidity. Further deterioration in the financial markets or adverse regulatory actions may further impact us or result in additional market-wide liquidity problems, and affect our liquidity position. We believe BankAtlantic has improved its liquidity position by paying down borrowings, reducing assets and significantly increasing its cash reserves.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law permanently raising the maximum standard deposit insurance to $250,000 per depositor, for each ownership

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

category as defined by the FDIC. The Act also provides for full deposit insurance on non-interest bearing deposit accounts until December 31, 2012.

In October 2008, the FDIC adopted a restoration plan that increased the rates depository institutions pay for deposit insurance. Under the restoration plan, the assessment rates were raised by 7 basis points for all depository institutions beginning on January 1, 2009 and the assessment rates were raised again on April 1, 2009 based on the risk rating of each financial institution. Additionally, the FDIC imposed a 5 basis point special assessment as of June 30, 2009 that was paid in September 2009. As a consequence of the increased assessment rates, BankAtlantic’s FDIC insurance premium increased from $2.8 million during the year ended December 31, 2008 to $9.6 million during the year ended December 31, 2011. In September 2009, the FDIC required financial institutions to prepay, in December 2009, their estimated quarterly FDIC insurance assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. During the fourth quarter of 2009, BankAtlantic remitted $31.3 million to the FDIC for prepaid assessments. Included in the Company’s statement of financial condition as of December 31, 2011 and 2010 was $12.7 million and $22.0 million, respectively, of prepaid FDIC deposit assessments.

BankAtlantic’s commitment to originate loans was $24.5 million at December 31, 2011 compared to $23.3 million of commitments to originate loans and $2.6 million of commitments to purchase loans at December 31, 2010. BankAtlantic had no commitments to purchase loans at December 31, 2011. At December 31, 2011, total loan commitments represented approximately 0.70% of net loans receivable.

A significant source of our liquidity is repayments and maturities of loans and securities. The table below presents the contractual principal repayments and maturity dates of our loan portfolio and securities available for sale at December 31, 2011. The total amount of principal repayments on loans and securities contractually due after December 31, 2012 was $2.1 billion, of which $0.6 billion have fixed interest rates and $1.5 billion have floating or adjustable interest rates. Actual principal repayments may vary from the amounts due at scheduled payment dates if the borrower fails to make all or a portion of the required payments or BankAtlantic agrees to extend the scheduled payment dates and/or modifies the amount due on such dates. The table below represents loans outstanding as of December 31, 2011 and the amounts due based on the contractual terms of the loans or securities and actual principal repayments may differ from information shown below (in thousands):

	Outstanding at December 31,	For the Period Ending December 31, (1)
	2011	2012	2013-2014	2015-2019	2020-2024	2025-2029	>2029
Commercial real estate	$705,776	371,884	184,413	127,663	18,523	3,293	—
Residential real estate	953,341	696	4,191	94,363	35,721	26,883	791,487
Small business	284,754	91,736	14,482	73,242	87,570	16,858	866
Consumer	558,583	7,233	38,102	383,536	123,192	6,520	—
Commercial non-real estate	118,145	54,163	27,448	36,534	—	—	—

Total loans	$2,620,599	525,712	268,636	715,338	265,006	53,554	792,353

Total securities available for sale (1)	$45,108	249	23	13,502	298	2,062	28,974

(1)	Does not include $1.3 million of equity securities.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

Loan maturities and sensitivity of loans to changes in interest rates for commercial non-real estate and real estate construction loans at December 31, 2011 were (in thousands):

	Commercial Non-Real Estate	Real Estate Construction	Total
One year or less	$54,163	52,680	106,843
Over one year, but less than five years	63,982	1,247	65,229
Over five years	—	188	188

	$118,145	54,115	172,260

Due After One Year:
Pre-determined interest rate	$56,884	1,435	58,319
Floating or adjustable interest rate	7,098	—	7,098

	$63,982	1,435	65,417

BankAtlantic’s geographic loan concentration based on outstanding loan balances at December 31, 2011 was:

Florida	66%
Eastern U.S.A.	18%
Western U.S.A.	13%
Central U.S.A	3%

100%

The loan concentration for loans BankAtlantic originated is primarily in Florida. The concentration in locations other than Florida relates primarily to purchased wholesale residential real estate loans.

BankAtlantic’s actual capital amounts and ratios are presented in the table and are compared to the prompt corrective action (“PCA”) “well capitalized” requirements and the capital requirements set forth in the Bank Order that BankAtlantic must maintain (dollars in thousands):

	Actual		PCA Defined Well Capitalized		Bank Order Capital Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total risk-based capital	$349,751	15.15%	$230,926	10.00%	$323,296	14.00%
Tier I risk-based capital	$298,499	12.93%	$138,555	6.00%	$138,555	6.00%
Tangible capital	$298,499	8.22%	$54,496	1.50%	$54,496	1.50%
Core capital	$298,499	8.22%	$181,655	5.00%	$290,648	8.00%
As of December 31, 2010
Total risk-based capital	$334,601	11.72%	$285,541	10.00%	$399,758	14.00%
Tier I risk-based capital	$276,362	9.68%	$171,325	6.00%	$171,325	6.00%
Tangible capital	$276,362	6.22%	$66,672	1.50%	$66,672	1.50%
Core capital	$276,362	6.22%	$222,240	5.00%	$355,584	8.00%

Pursuant to the Bank Order, BankAtlantic was required to attain by June 30, 2011 and maintain a tier 1/core capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

BankAtlantic had maintained its regulatory capital ratios at levels that exceed prompt corrective action “well capitalized” requirements and has maintained its regulatory capital ratios at levels that exceed the Bank Order required capital levels since June 30, 2011. In the event the BB&T transaction is not consummated, the Parent Company and BankAtlantic may seek to maintain the higher capital requirements through efforts that may include the issuance of its Class A Common Stock through a public or private offering, the sale of branches and the reduction in assets, although asset sales and reductions may make it more difficult to achieve profitability. The Company may not be successful in raising additional capital or executing plans to maintain BankAtlantic’s higher regulatory capital ratios in subsequent periods. The inability to raise capital or otherwise meet regulatory requirements could have a material adverse impact on the Company’s business, results of operations and financial condition.

Consolidated Cash Flows

A summary of our consolidated cash flows follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Net cash provided by (used in):
Operating activities	$61,875	117,766	30,949
Investing activities	661,297	336,314	869,633
Financing activities	(472,294)	(175,119)	(824,742)

Increase in cash and cash equivalents	$250,878	278,961	75,840

The decrease in cash flows from operating activities during 2011 compared to 2010 primarily reflects a decline in proceeds on the sales of loans and net interest income as well as lower customer fee income.

The increase in cash flows from operating activities during 2010 compared to 2009 primarily reflects a decline in other assets associated with the $31.7 million net operating loss carryback cash receipts and lower operating expenses during 2010 compared to 2009.

The increase in cash flows from investing activities during 2011 compared to 2010 primarily resulted from maturities of short-term securities available for sale and a decrease in the purchases of securities available for sale. The increase in investing activities was partially offset by cash outflows from the sale of the Tampa branches.

The decrease in cash flows from investing activities during 2010 compared to 2009 primarily resulted from the higher purchases of short-term securities available for sale and tax certificates during 2010 compared to 2009. The decrease in investing activities from securities purchases was partially offset by higher loan repayments and loan sales during 2010 compared to 2009.

The decrease in cash flows from financing activities during 2011 compared to 2010 primarily resulted from deposit outflows. In order to improve regulatory capital ratios, BankAtlantic reduced its assets by decreasing its public deposits, short-term borrowings and FHLB advances. The above decreases in cash flows from financing activities were partially offset by proceeds from the issuance of common stock.

The increase in cash flows from financing activities during 2010 compared to 2009 primarily resulted from the significant prepayment of FHLB and short term borrowings during 2009. FHLB advance and short term borrowing balances declined from $1.3 billion at December 31, 2008 to $309.3 million at December 31, 2009 to

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

$192.8 million at December 31, 2010 to $0 at December 31, 2011. The above increases in cash flows from financing activities were partially offset by a decline in deposit balances during 2010 compared to an increase in deposit balances during 2009.

Off Balance Sheet Arrangements, Contractual Obligations and Loan Commitments

The table below summarizes the Company’s loan commitments at December 31, 2011 (in thousands):

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	$352,358	51,990	—	—	300,368
Standby letters of credit	6,269	6,269	—	—	—
Other commercial commitments	24,472	24,472	—	—	—

Total commercial commitments	$383,099	82,731	—	—	300,368

Lines of credit consist primarily of revolving lines to home equity and business loan customers. The business loans usually expire in less than one year and the home equity lines generally expire in 15 years.

Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. BankAtlantic standby letters of credit are generally issued to customers in the construction industry guaranteeing project performance. These types of standby letters of credit had a maximum exposure of $5.4 million at December 31, 2011. BankAtlantic also issues standby letters of credit to commercial lending customers guaranteeing the payment of goods and services. These types of standby letters of credit had a maximum exposure of $0.8 million at December 31, 2011. Those guarantees are primarily issued to support public and private borrowing arrangements and have maturities of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. BankAtlantic may hold certificates of deposit and residential and commercial real estate liens as collateral for such commitments, similar to other types of borrowings.

Other commercial commitments are agreements to lend funds to a customer subject to conditions established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BankAtlantic evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by BankAtlantic in connection with an extension of credit is based on management’s credit evaluation of the counter-party.

At December 31, 2011, the Company did not have any off balance sheet arrangements that would have a material effect on the Company’s consolidated financial statements.

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

The table below summarizes the Company’s contractual obligations at December 31, 2011 (in thousands):

	Payments Due by Period (1)(2)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Time deposits	$364,166	281,984	66,643	15,162	377
Long-term debt	337,114	—	42,920	—	294,194
Operating lease obligations held for use	30,264	5,148	10,362	3,493	11,261
Operating lease obligations held for sublease	14,833	706	1,915	1,296	10,916
Pension obligation	19,318	1,587	3,349	3,799	10,583
Other obligations	11,200	3,200	6,400	1,600	—

Total contractual cash obligations	$776,895	292,625	131,589	25,350	327,331

(1)	Payments due by period are based on contractual maturities
(2)	The above table excludes interest payments on interest bearing liabilities

Long-term debt primarily consists of the junior subordinated debentures issued by the Parent Company as well as BankAtlantic’s subordinated debentures.

Operating lease obligations held for sublease represent minimum future lease payments on executed leases that the Company intends to sublease or terminate. These lease agreements were primarily initiated in connection with BankAtlantic’s branch expansion program.

Operating lease obligations held for use represent minimum future lease payments in which the Company is the lessee for real estate and equipment leases.

The pension obligation represents the accumulated benefit obligation of the Company’s defined benefit plan at December 31, 2011. The payments represent the estimated benefit payments through 2021, the majority of which are anticipated to be funded through plan assets. The table does not include estimated benefit payments after 2022. The actuarial present value of the projected accumulated benefit obligation was $40.6 million at December 31, 2011. The plan was underfunded by $8.5 million as of December 31, 2011. The Company is required to fund plan deficits over a seven year period which would include a contribution of $0.7 million to the pension plan for the year ending December 31, 2012. The Company’s future cash contribution may increase or decrease depending on the performance of the plan assets and the increase or decrease of the projected benefit obligation in subsequent periods.

Pursuant to the Ryan Beck sale agreement, the Parent Company agreed to indemnify Stifel and its affiliates against any claims of any third party losses attributable to disclosed or undisclosed liabilities that arose out of the conduct or activities of Ryan Beck prior to the Stifel acquisition of Ryan Beck. The indemnification of the third party losses is limited to those losses which individually exceed $100,000, and in the aggregate exceed $3 million with a $20 million limitation on the indemnity. The indemnified losses include federal taxes and litigation claims. The indemnification period for claims asserted ended on August 31, 2009. Included in the Company’s consolidated statement of operations in discontinued operations during each of the years in the two years ended December 31, 2010 was $0.5 million in indemnification costs.

BankAtlantic has terminated various operating leases originally executed for store expansion or back-office facilities. In certain lease terminations the landlord consents to the assignment of the lease to a third party; however, BankAtlantic remains secondarily liable for the lease obligation. As of December 31, 2011,

BFC’s MD&A

(Financial Services – BankAtlantic Bancorp and BankAtlantic)

BankAtlantic was secondarily liable for $8.8 million of lease payments under leases that were assigned to third parties. BankAtlantic uses the same credit policies in assigning these leases to third parties as it does in originating loans.

Other obligations are primarily legally binding agreements with vendors for advertising, marketing and sponsorship services.

The Company and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending and tax certificates. Although the Company believes it has meritorious defenses in all current legal actions, the outcome of litigation and regulatory matters and timing of ultimate resolution are inherently difficult to predict and uncertain.

Reserves are accrued for matters in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. These accrual amounts as of December 31, 2011 are not material to the Company’s financial statements. The actual costs of resolving these legal claims may be substantially higher or lower than the amounts accrued for these claims. (See Note 23 to BFC’s consolidated financial statements included in this joint proxy statement/prospectus for information regarding the range of reasonably possible losses estimated for legal claims.)

Dividends

In February 2009, the Parent Company elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. During the deferral period, the Parent Company is not permitted to pay dividends to its common shareholders. The Parent Company can end the TruPs deferral period by paying all accrued and unpaid interest; however, the Parent Company currently expects to continue to defer interest for the foreseeable future. Further, the availability of funds for dividend payments generally depends upon BankAtlantic’s ability to pay cash dividends to the Parent Company. Current regulations applicable to the payment of cash dividends by savings institutions impose limits on capital distributions based on an institution’s regulatory capital levels, retained net income and net income. Additionally, pursuant to the Orders, neither the Parent Company nor BankAtlantic are permitted to pay dividends without the prior written non-objection of the OCC Regional Director. The Parent Company does not expect to receive cash dividends from BankAtlantic or to pay dividends to its shareholders during 2012, or for the foreseeable future.

INFORMATION ABOUT BLUEGREEN

The information contained within this “Information About Bluegreen” section has been derived or excerpted from Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012. Unless stated to the contrary or the context otherwise requires, references to the “Company,” “we,” “us,” “our,” or “Bluegreen” within this “Information About Bluegreen” section refer to Bluegreen Corporation and its consolidated subsidiaries.

BUSINESS

Overview

We are a sales, marketing and management company, primarily focused on the vacation ownership industry. Our business has historically been conducted through two operating segments — our resorts business segment (“Bluegreen Resorts”) and our residential communities business segment (“Bluegreen Communities”).

Our continuing operations relate to Bluegreen Resorts. Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed and owned by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of third parties typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of our 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences, such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to us.

Bluegreen Communities markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities. Bluegreen Communities also has realty and daily-fee golf course operations. Bluegreen Communities’ historical operations also included acquiring, developing and subdividing the property comprising its residential homesites.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio and Bluegreen or Bluegreen Communities subsidiaries will generally remain responsible for commitments and liabilities relating to previously completed developments and assets not sold to Southstar. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. As the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by our subsidiaries.

Under the terms of the agreement, as amended, Southstar has delivered cash deposits totaling $4.5 million, $50,000 of which is non-refundable, and the remainder of which is being held in escrow pending closing and will only be refunded to Southstar in the event the transaction is not consummated as a result of a breach of the agreement by one or more of our subsidiaries which is not timely cured.

The agreement contains certain representations and warranties on the part of our subsidiaries and Southstar which we believe to be customary for transactions of this nature, as well as certain covenants, including non-competition and other restrictive covenants. The agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. The closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. While Southstar’s receipt of financing is not a closing condition under the agreement, Southstar has advised us that it has obtained financing in order to close the transaction.

In connection with the determination made by our Board of Directors on June 30, 2011 to seek to sell Bluegreen Communities or all or substantially all of its assets, we determined that Bluegreen Communities met the criteria for classification as discontinued operations. Accordingly, the operating results of Bluegreen Communities, which prior to June 30, 2011 were presented as a separate reporting segment, are included in discontinued operations in Bluegreen’s consolidated statements of operations included in this joint proxy statement/prospectus. In addition, the assets related to Bluegreen Communities which are contemplated to be sold under the Purchase and Sale Agreement discussed above are presented separately on Bluegreen’s consolidated balance sheets included in this joint proxy statement/prospectus as “assets held for sale.” These assets primarily consist of Bluegreen Communities’ real estate assets valued on our books at $87.8 million and $28.6 million as of December 31, 2010 and 2011, respectively. The decrease in the carrying amount of the assets held for sale as of December 31, 2010 and 2011 is primarily the result of a $59.1 million non-cash charge recorded during the year ended December 31, 2011 to write down the value of Bluegreen Communities’ assets to their estimated fair value less cost to sell, which was derived based on the sale price under the Purchase and Sale Agreement.

On November 11, 2011, we entered into the merger agreement with BFC described throughout this joint proxy statement/prospectus.

Bluegreen Resorts

From its inception in 1994, Bluegreen Resorts has been involved in the vacation ownership industry. As of December 31, 2011, we were selling VOIs in the Bluegreen Vacation Club at 21 sales offices at resorts located in the United States and Aruba. We believe the Bluegreen Vacation Club allows our VOI owners to customize their vacation experience in a more flexible manner than traditional fixed-week vacation ownership programs. A deeded real estate interest in a Bluegreen Vacation Club VOI in any of our resorts entitles the buyer to an annual or biennial allotment of “points” in perpetuity. Bluegreen Vacation Club members may use their points to stay in any of 59 resorts (29 Bluegreen Vacation Club — Club Resorts and 30 Club Associate Resorts) as well as having access to other vacation options, including cruises and stays at over 4,000 resorts offered through Resort Condominiums International, LLC (“RCI”), an unaffiliated external exchange network. Club members who acquired or upgraded their VOIs on or after July 1, 2007 also have access to 23 Shell Vacation Club (“Shell”) resorts through our Select Connections™ joint venture with Shell. Shell is an unaffiliated privately-held resort developer. The following table lists the Bluegreen Vacation Club — Club Resorts and Club Associate Resorts:

Bluegreen Vacation Club	Location

Club Resorts (1)

Daytona SeaBreeze (2)	Daytona Beach Shores, Florida
The Hammocks at Marathon (2)	Marathon, Florida
The Fountains (2)	Orlando, Florida
Orlando’s Sunshine Resort I & II (2)	Orlando, Florida
Casa del Mar Beach Resort (2)	Ormond Beach, Florida
Grande Villas at World Golf Village (2)	St. Augustine, Florida
Solara Surfside (2)	Surfside, Florida
Bluegreen Club La Pension (2)	New Orleans, Louisiana
Mountain Run at Boyne (2)	Boyne Falls, Michigan

The Falls Village (2)	Branson, Missouri
Paradise Point Resort (2)(3)	Hollister, Missouri
Bluegreen Wilderness Club at Big Cedar (2)(3)	Ridgedale, Missouri
The Cliffs at Long Creek (2)(3)	Ridgedale, Missouri
BG Club 36 (2)	Las Vegas, Nevada
Bluegreen at Atlantic Palace (2)	Atlantic City, New Jersey
The Suites at Hershey (2)	Hershey, Pennsylvania
The Lodge Alley Inn (2)	Charleston, South Carolina
Carolina Grande (2)	Myrtle Beach, South Carolina
Harbour Lights (2)	Myrtle Beach, South Carolina
SeaGlass Tower (2)	Myrtle Beach, South Carolina
Shore Crest Vacation Villas I & II (2)	North Myrtle Beach, South Carolina
MountainLoft (2)	Gatlinburg, Tennessee
Laurel Crest (2)	Pigeon Forge, Tennessee
Shenandoah Crossing (2)	Gordonsville, Virginia
Bluegreen Wilderness Traveler at Shenandoah (2)	Gordonsville, Virginia
BG Patrick Henry Square (2)	Williamsburg, Virginia
Bluegreen Odyssey Dells (2)	Wisconsin Dells, Wisconsin
Christmas Mountain Village (2)	Wisconsin Dells, Wisconsin
La Cabana Beach and Racquet Club (4)	Oranjestad, Aruba

Club Associate Resorts (1)

Paradise Isle Resort	Gulf Shores, Alabama
Shoreline Towers Resort	Gulf Shores, Alabama
Cibola Vista Resort and Spa (2)(5)	Peoria, Arizona
Blue Water Resort at Cable Beach (2)(5)	Cable Beach, Nassau, Bahamas
Via Roma Beach Resort (2)	Bradenton Beach, Florida
Dolphin Beach Club (2)	Daytona Beach Shores, Florida
Fantasy Island Resort II (2)	Daytona Beach Shores, Florida
Mariner’s Boathouse and Beach Resort	Fort Myers Beach, Florida
Tropical Sands Resort	Fort Myers Beach, Florida
Windward Passage Resort	Fort Myers Beach, Florida
Gulfstream Manor (2)	Gulfstream, Florida
Resort Sixty-Six (2)	Holmes Beach, Florida
Outrigger Beach Club (2)	Ormond Beach, Florida
Landmark Holiday Beach Resort	Panama City Beach, Florida
Ocean Towers Beach Club	Panama City Beach, Florida
Panama City Resort & Club	Panama City Beach, Florida
Surfrider Beach Club	Sanibel Island, Florida
Petit Crest Villas at Big Canoe	Marble Hill, Georgia
Studio Homes at Ellis Square (2)(5)	Savannah, Georgia
Pono Kai Resort (2)	Kapaa (Kauai), Hawaii
The Breakers Resort (2)(5)	Dennis Port, Massachusetts
The Soundings Seaside Resort (2)(5)	Dennis Port, Massachusetts
Lake Condominiums at Big Sky	Big Sky, Montana
South Mountain Resort (2)(5)	Lincoln, New Hampshire
Foxrun Townhouses	Lake Lure, North Carolina
Sandcastle Village II	New Bern, North Carolina
Waterwood Townhouses	New Bern, North Carolina
Players Club	Hilton Head Island, South Carolina
Parkside Williamsburg Resort(2)(5)	Williamsburg, Virginia
Manhattan Club(5)	New York City, New York

(1)	References to “Club Resorts” refer to resorts where we developed or acquired a significant number of VOIs associated with the resorts, even if substantially all of the VOIs in the property have been sold to consumers. References to “Club Associate Resorts” refer to resorts within the Bluegreen Vacation Club where we did not acquire or develop a significant number of the VOIs associated with the resorts. Additionally, “Club Associate Resorts” include resorts developed by third-parties where we have sold VOIs on their behalf in connection with our fee-based service business.
(2)	This resort is managed by Bluegreen Resorts Management, Inc., one of our wholly-owned subsidiaries.
(3)	This resort is developed, marketed and sold by Bluegreen/Big Cedar Vacations, LLC, a joint venture with Big Cedar, LLC. We own a 51% interest in this joint venture, and the joint venture’s results of operations, cash flows and financial position are included in our consolidated financial statements.
(4)	This resort is managed by Casa Grande Cooperative Association I, which has contracted with Bluegreen Resorts Management, Inc. to provide management consulting services to the resort.
(5)	This resort is a Club Associate Resort as a result of our sales of VOIs in the resort as part of our fee-based services business.

“Estimated remaining life-of-project sales” assumes the aggregate sales of the existing, currently under construction or development, and planned VOIs at retail prices prevailing at December 31, 2011. “Bluegreen Resorts operating profit” is operating profit of our Bluegreen Resorts business prior to the allocation of corporate overhead, interest income, other income and expense items, interest expense, non-controlling interests, provision for income taxes, discontinued operations, and restructuring charges.

During 2011, we continued to expand our fee-based service business. We believe that we can leverage our expertise in sales and marketing, mortgage servicing, resort management, title services and construction management by offering these services to third-party timeshare developers and property owners’ associations. Our fee-based services business has generated positive cash flows and typically requires less capital investment than our traditional vacation ownership business.

Since our inception, we have generated approximately 379,000 VOI sales transactions, which include over 18,000 VOI sales transactions on behalf of third-parties. Bluegreen Resorts’ estimated remaining life-of-project sales of Bluegreen-owned inventory at December 31, 2011 were approximately $2.8 billion, including approximately $1.0 billion which relates to fully developed inventory. For the year ended December 31, 2011, Bluegreen Resorts recognized system-wide sales and operating profit of $303.2 million and $61.4 million, respectively.

We also offer a sampler program that allows purchasers of this product to enjoy substantially the same accommodations offered to Bluegreen Vacation Club members during a trial period, which is generally one or two years. We believe that we benefit from the sampler program as it gives us an opportunity to market our VOIs to customers when they use their trial memberships at our resorts and to recapture a portion of the costs incurred in connection with the initial marketing to prospective customers.

In addition to the sampler program described above, we use a variety of methods to attract prospective purchasers of VOIs, including marketing of mini-vacations either through face-to-face contact at retail and leisure locations or through telemarketing campaigns and marketing to current owners of VOIs.

Purchasers of VOIs are required to make a down payment of at least 10% of the VOI sales price and, subject to meeting eligibility requirements, may finance the balance of the sales price over a period of up to ten years. As part of our continued efforts to improve our operating cash flows, beginning in 2009, we began incentivizing our sales associates to encourage cash sales, and we promoted a point-of-sale credit card program with a third party bank. As a result, we have increased both the percentage of our sales that are 100% cash and our average down payment on financed sales. Including down payments received on financed sales, 58% of our sales during the year ended December 31, 2011 were paid in cash within approximately 30 days from the contract date.

Due to a significant reduction of liquidity in the receivable-backed credit markets commencing in the fourth quarter of 2008 and our continued desire to efficiently manage our timeshare marketing costs, we significantly reduced our sales volumes in the fourth quarter of 2008. Since that time, we have adjusted, and intend to continue to adjust, our sales volumes based on available liquidity in the receivable credit markets, the success of our efforts to increase the amount of cash paid at or shortly after the time that sales contracts are entered into and our ability to achieve desired levels of marketing efficiencies.

As of December 31, 2011, our VOI receivables portfolio totaled approximately $613.8 million in principal amount.

To maintain liquidity associated with our VOI receivables, we have historically had credit facilities pursuant to which we pledged or sold our consumer notes receivable. From time to time, we also engage in private placement securitization transactions and similar arrangements to pay down all or a portion of our note receivable credit facilities. We continue to actively pursue additional credit facility capacity, capital markets transactions and alternative financing solutions.

Industry Overview

The Market. The resorts component of the leisure industry is serviced primarily by two separate alternatives for overnight accommodations: commercial lodging establishments and vacation ownership resorts. Commercial lodging consists principally of hotels and motels in which a room is rented on a nightly, weekly or monthly basis, or rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be expensive, and the space provided to such vacationers by these establishments relative to the cost is often not economical. In addition, room rates at commercial lodging establishments are subject to change periodically and availability is often uncertain. We believe that vacation ownership presents an attractive vacation alternative to commercial lodging.

Vacation ownership interests were first introduced in Europe in the mid 1960s. Historically, the vacation ownership industry was highly fragmented and dominated by a large number of local and regional resort developers and operators, each with small resort portfolios generally of differing quality. We believe that one of the most significant factors contributing to the historic growth of the vacation ownership industry was the entry into the market of some of the world’s major lodging, hospitality and entertainment companies, such as Marriott Vacations Worldwide Corp., the Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation, Four Seasons Hotels and Resorts, Starwood Hotels and Resorts Worldwide, Inc., and Wyndham Worldwide Corporation. Although vacation ownership operations currently comprise only a portion of some of these companies’ overall operations, we believe that their involvement in the vacation ownership industry has enhanced the industry’s image with the general public.

Our Bluegreen Vacation Club resorts are primarily “drive-to” resort destinations. We believe that most of our VOI owners live within a 300 mile drive of at least one of our resorts. We believe that, in general, Americans desire to take family vacations and that the Bluegreen Vacation Club is positioned to benefit from consumer demand for family vacations. However, economic conditions may have an adverse effect on the demand for vacations and our operations.

The Consumer. According to information compiled by various sources, we believe our typical customer to be married and between 45-55 years of age, with a median household income of approximately $80,000.

VOI Ownership. The purchase of a fixed-week VOI typically entitles the buyer to use a fully-furnished vacation residence, generally for a one-week period each year in perpetuity. Typically, the buyer acquires an ownership interest in the vacation residence, which is often held as a tenant-in-common with other buyers of interests in the property. We believe this traditional vacation ownership product lacks the flexibility provided to owners of a points-based vacation ownership product, and hence, since January 2004, we have only sold points-based VOIs.

Under a points-based system, such as the Bluegreen Vacation Club, the members purchase a real estate interest in a specific VOI resort, which is held in trust on the member’s behalf and provides the member with an annual or biennial allotment of points that can be redeemed for occupancy rights at participating resorts. We believe that compared to other vacation ownership arrangements, the points-based system offers members greater flexibility in planning their vacations. Members can stay for varying lengths of time on vacations for as little as two nights or as many nights as their points will allow on any one vacation. The number of points required for a stay at a resort varies depending on a variety of factors, including the resort location, the size of a unit, the vacation season and the days of the week used. Under this system, members can select vacations among available resorts according to their schedules, space needs, and available points. Members’ unused points may be saved for one year beyond the year they were allotted for a fee, subject to certain usage restrictions. Members also may “borrow” points from the next year’s allotment, subject to certain restrictions and pre-payment of the owner’s next year of maintenance fees.

The owners of VOIs collectively manage the resort property through a nonprofit property owners’ association that is governed by a board of directors or trustees, consisting of representatives of the developer (so long as the developer owns VOIs in the resort or as otherwise provided by law) and owners of VOIs at the resort. The board of directors hires a management company to which it delegates many of the rights and responsibilities of the property owners’ association, including grounds landscaping, security, housekeeping and operating supplies, garbage collection, utilities, insurance, laundry and repairs and maintenance.

Each VOI owner is required to pay a share of all of the costs of maintaining all of the properties in the Bluegreen Vacation Club system. These charges generally consist of an annual maintenance fee plus applicable real estate taxes and special assessments, which are assessed on an as-needed basis. If the VOI owner does not pay such charges, such owner’s use rights in the Bluegreen Vacation Club may be suspended and the homeowners’ association may foreclose on the owner’s VOI, subject to the lender’s first mortgage lien on the VOI, if any.

Participation in Independent VOI Exchange Networks. We believe that our VOIs are made more attractive by our affiliation with an international VOI exchange network such as RCI. A VOI owner’s participation in the RCI exchange network allows an owner to exchange their annual VOI for occupancy at over 4,000 participating resorts, based upon availability and the payment of a variable exchange fee. RCI’s participating resorts are located throughout the world in over 100 countries. In 2011, approximately 6% of our owners utilized the RCI exchange network for an exchange of two or more nights. Additionally, certain Bluegreen Vacation Club members may use their points for a variety of hotel stays, RV site stays within the “Coast to Coast” network, or various cruise vacations.

We also have a joint venture with Shell called Select Connections™. This venture currently gives Bluegreen Vacation Club members who acquired or upgraded their VOIs on or after July 1, 2007 access to 23 Shell resorts. The Select Connections™ joint venture also provides members of Shell access to Bluegreen Vacation Club resorts.

No assurance can be given that our resorts will continue to participate in the RCI or Select Connections™ exchange networks, or that our customers will continue to be satisfied with these networks. Our failure or the failure of any of our resorts to participate in qualified exchange networks, or the failure of such networks to operate effectively could have a material adverse effect on us.

Fee-Based Services. Since 2009, we have focused on expanding our fee-based service business. We believe that we can leverage our expertise in sales and marketing, mortgage servicing, resort management, title services, and construction management by offering these services to third-party timeshare developers and property owners’ associations. Our fee-based services business typically generates positive cash flows and requires less capital investment than our traditional vacation ownership sales and marketing business. Our goal is for fee-based services to become an increasing portion of our business over time.

In July 2009, we began offering fee-based sales and marketing services to third-party developers by selling VOIs in their resorts as Bluegreen Vacation Club interests through our distribution network of sales offices. We seek to structure our fee for these services to cover our selling and marketing costs, plus a profit. Funds generated from the sales of the third-party VOIs are processed through our title company, which is a wholly-owned subsidiary that earns title fees in connection with the closing of the VOI transactions. Because the completed VOI was built by a third-party, we are not at risk for the development financing of these projects and we have little to no capital requirements.

Additionally, in exchange for fees, we provide management services to the Bluegreen Vacation Club and to certain property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with the management services provided to the Bluegreen Vacation Club, we manage the club reservation system and provide owner services as well as billing and collections services. In connection with our management of property owners’ associations, we provide day-to-day management services, including oversight of housekeeping services, maintenance and certain accounting and administrative services. As of December 31, 2011, we provided management services to 45 timeshare resort properties and hotels.

We also generate fee-based income by providing construction consulting services (where we manage the development of VOI inventory for third-parties) and mortgage servicing of the VOI notes originated from the sales of third-party VOIs.

Products and Services

Bluegreen Vacation Club members may use their points to stay in any of the Club Resorts or Club Associate Resorts. We consider a resort to be a Club Resort if we acquired or developed a significant number of VOIs in the resort, even if substantially all of the VOIs in the property have been sold to consumers.

A Club Associate Resort is a resort developed by a third-party, in which Bluegreen may have acquired timeshare interests for resale or in which Bluegreen has sold VOIs on behalf of a third-party in connection with our fee-based services sales and marketing business. Only a portion of each Club Associate Resort’s total timeshare interests is included in the Bluegreen Vacation Club and available for use by its members.

Units at most of the Bluegreen Vacation Club properties typically include a full kitchen, two televisions, a DVD and a CD player, and laundry facilities. Many properties offer guests a clubhouse (with an indoor or outdoor pool, a game room, exercise facilities and a lounge) and a hotel-type staff. We manage all of the Club Resorts, either directly or through a subcontract, and we manage certain of the Club Associate Resorts.

Club Resorts

Below is a description of each of the Club Resorts. Certain of the amenities described below for these resorts are separately owned and operated, and may require guests to pay separate fees.

Daytona SeaBreeze — Daytona Beach Shores, Florida. This 80-unit, oceanfront resort is located on the “World’s Most Famous Beach.” Amenities include private ocean-front balconies, a heated outdoor swimming pool, a children’s pool, a hot tub, a fitness center, a barbeque grill area and a game room. The resort is located near the world-famous Daytona International Speedway and DAYTONA USA®.

The Hammocks at Marathon — Marathon, Florida. The Hammocks at Marathon is located in the Florida Keys within easy reach of both Miami and Key West, Florida. This 58-unit waterfront resort offers such amenities as a pool, boat slips, an outside tiki bar and a variety of water sport recreational vehicle rentals.

The Fountains — Orlando, Florida. This 54-acre resort is located on a lake and is minutes away from Central Florida’s family attractions, including Walt Disney World®, SeaWorld® and Universal Studios Florida®.

Amenities include a clubhouse with a heated indoor/outdoor swimming pool, a pool bar, a massage room, steam and sauna rooms, a family activity room, a tennis court, a basketball court, and a resort style pool facility, as well as an on-site Domino’s Pizza® and a Benihana restaurant.

Orlando’s Sunshine Resort — Orlando, Florida. Orlando’s Sunshine Resort is located near Wet’n’Wild® water park and Universal Studios Florida®. This 90-unit property features an outdoor swimming pool, a hot tub and tennis courts.

Casa del Mar Beach Resort — Ormond Beach, Florida. Casa del Mar is a 43-unit resort located directly on the ocean and includes an outdoor pool and miniature golf. In nearby Daytona Beach, guests can drive on the beach or visit the Daytona International Speedway.

Grande Villas at World Golf Village — St. Augustine, Florida. Grande Villas is located approximately 30 minutes away from the Atlantic Ocean and next to the World Golf Hall of Fame®. This resort features an extensive array of amenities, including a golf courses, swimming pools, a hot tub, a sauna and a playground. The resort includes 152 units.

Solara Surfside — Surfside, Florida. This 58-unit oceanfront resort is located in Surfside, Florida, near Miami Beach. Solara Surfside captures the art deco style of its surrounding area and features one- and two-bedroom vacation units, a swimming pool, a sun deck and a hot tub.

Bluegreen Club La Pension — New Orleans, Louisiana. This 64-unit resort is located in the French Quarter, just a few blocks from the Mississippi River. Many of the units feature balconies overlooking the French Quarter. The rooftop offers two sundecks with hot tubs and views of the French Quarter, river, and city.

Mountain Run at Boyne — Boyne Falls, Michigan. Boyne Mountain is known for skiing, snowboarding and tubing on more than 50 runs with convenient lift and trail systems. In the summer, Boyne Mountain offers golf on nearby world-class courses designed by some of the game’s masters, including Robert Trent Jones, Arthur Hills, Donald Ross and others. Mountain Run has 104 units.

The Falls Village — Branson, Missouri. The Falls Village is located near the Ozark Mountains. Fishing, boating and swimming are available at nearby Table Rock Lake and Lake Taneycomo, and area theaters feature shows by renowned country music stars.

Paradise Point Resort — Hollister, Missouri. Paradise Point, which currently has 36 units, is situated on Table Rock Lake. It offers studio units, executive 1-bedroom villas and spacious 2-bedroom villas. On-site amenities include a fitness center and an outdoor swimming pool.

Bluegreen Wilderness Club at Big Cedar — Ridgedale, Missouri. The Bluegreen Wilderness Club at Big Cedar is a wilderness-themed resort adjacent to the world famous Big Cedar Lodge luxury hotel resort. This vacation ownership resort is being developed, marketed and sold by Bluegreen/Big Cedar Vacations, LLC, a joint venture between Big Cedar, LLC and us, in which we own a 51% interest. The resort is located on Table Rock Lake, and is near Dogwood Canyon. Guests staying in the two-bedroom cabins or one- and two-bedroom lodge villas enjoy fireplaces, private balconies and full kitchens. Amenities include, or are expected to include, indoor and outdoor swimming pools and hot tubs, a lazy river, hiking trails, a campfire area, a beach and playground. Guests also have access to certain of the luxury amenities at the Big Cedar Lodge, including a marina, horseback riding, tennis courts and a spa.

The Cliffs at Long Creek — Ridgedale, Missouri. The Cliffs at Long Creek currently features 29 patio homes that overlook Table Rock Lake. These two- level, five-bedroom homes feature two master bedrooms, whirlpool bath, walk-in closet, a media room, billiards table, gourmet kitchen, covered porch, and a 2-car garage.

BG Club 36 — Las Vegas, Nevada. This 478-unit resort is located just off the Las Vegas Strip and features various amenities, including an indoor pool, outdoor sundeck, fitness center and two on-site restaurants. BG Club 36 features both one- and two-bedroom villas with Parisian Art Deco décor.

Bluegreen at Atlantic Palace — Atlantic City, New Jersey. This 31-story, 288-unit resort is situated on the Atlantic Ocean and the Atlantic City Boardwalk and features an outdoor pool, hot tub, game room, exercise room, steam room and sauna.

The Suites at Hershey — Hershey, Pennsylvania. This 79-unit resort is located near HersheyPark® and Hershey’s® Chocolate World. Amenities include an outdoor swimming pool, a hot tub, a playground, a picnic area with barbeque grills, a game room, a fitness center and indoor basketball courts.

The Lodge Alley Inn — Charleston, South Carolina. Located in Charleston’s historic district, The Lodge Alley Inn includes one- and two-bedroom suites, many furnished with an equipped kitchen, a living room with a fireplace, a dining room, a whirlpool bath, pine wood floors and 18th century-style furniture reproductions. This 90-unit resort, which features an on-site restaurant, is within walking distance of many of Charleston’s historical sites, open-air markets and art galleries.

Carolina Grande — Myrtle Beach, South Carolina. This 118-unit, 20-story tower is located across the street from the beach and through arrangement with The Carolinian Beach Resort, guests enjoy an accessible breezeway directly to the beach and other amenities, including indoor and outdoor swimming pools, hot tubs, full kitchens, washers and dryers, and views of the ocean and city. The resort is located near NASCAR® SpeedPark, Broadway at the BeachSM (a 350-acre complex featuring numerous specialty shops, restaurants, attractions and nightclubs), Myrtle Waves Water Park, Carolina Opry, Dixie Stampede and the Myrtle Beach Convention Center.

Harbour Lights — Myrtle Beach, South Carolina. Harbour Lights is located in the Fantasy Harbour Complex in the center of Myrtle Beach. Nearby are Theater Row, shopping, golf courses and restaurants. The resort’s activities center overlooks the Intracoastal Waterway.

SeaGlass Tower — Myrtle Beach, South Carolina. The SeaGlass Tower is a 19-story, 144-unit mirrored tower located directly on the beach in Myrtle Beach. Amenities include, among others, balconies, fully equipped kitchens, whirlpool baths, an indoor and two outdoor swimming pools, a hot tub, and two saunas. SeaGlass Tower is located near Broadway at the BeachSM and the Myrtle Beach Convention Center.

Shore Crest Vacation Villas I & II — North Myrtle Beach, South Carolina. Shore Crest Vacation Villas, consisting of two multi-storied towers and 240 units, is located on the beach in the Windy Hill section of North Myrtle Beach, a mile from Barefoot Landing, which features numerous restaurants, theaters, shops and outlet stores.

MountainLoft — Gatlinburg, Tennessee. MountainLoft is located near the Great Smoky Mountains National Park and is minutes from the family attractions of Pigeon Forge, Tennessee. Units are located in individual chalets or mid-rise villa buildings. Each unit has private balconies.

Laurel Crest — Pigeon Forge, Tennessee. Laurel Crest is located in close proximity to the Great Smoky Mountains National Park and the Dollywood theme park. In addition, visitors to Pigeon Forge can enjoy over 200 factory outlet stores and music shows featuring renowned country music stars as well as partake in a variety of outdoor activities, such as horseback riding, trout fishing, boating, golfing and white water rafting.

Shenandoah Crossing — Gordonsville, Virginia. Shenandoah Crossing, which currently includes 262 units, features an 18-hole golf course, indoor and outdoor swimming pools, tennis courts, horseback riding trails and a lake for fishing and boating.

Bluegreen Wilderness Traveler at Shenandoah — Gordonsville, Virginia. This property is located adjacent to our existing Shenandoah Crossing resort. Wilderness Traveler at Shenandoah provides Bluegreen Vacation Club members with a high quality vacation experience in the “great outdoors”. Accommodations consist of cabins, luxury campsites for recreational vehicles and fully furnished climate-controlled platform tents, as well as outdoor-themed amenities and programs.

BG Patrick Henry Square — Williamsburg, Virginia. This 72-unit resort is located only 1/2 a block from Colonial Williamsburg. The resort has accommodations ranging from studio to two-bedroom villas with kitchen and colonial-inspired décor. Nearby attractions include Busch Gardens® Williamsburg, and Water Country USA®, as well as the nearby scenic Atlantic beaches, shopping, golf, and water attractions.

Bluegreen Odyssey Dells — Wisconsin Dells, Wisconsin. This seven-acre resort is located adjacent to the 156-acre Mt. Olympus Resort Water and Theme Park.

Christmas Mountain Village — Wisconsin Dells, Wisconsin. Christmas Mountain Village offers a 27-hole golf course and seven ski trails served by two chair lifts. Other on-site amenities include tennis courts, a five-acre lake with paddleboats and rowboats and four outdoor swimming pools.

La Cabana Beach & Racquet Club — Oranjestad, Aruba. La Cabana Beach & Racquet Club is a 449-suite oceanfront resort that offers one-, two-, and three-bedroom suites, garden suites and penthouse accommodations. On-site amenities include racquetball, squash, two swimming pools and private beach cabanas.

The following tables describe the relative size, and stage of development of, as well as the amount and the estimated sales value of our remaining unsold inventory at, each of our Club Resorts as of December 31, 2011. Although all inventory is sold as VOIs, we disclose the size and inventory information in terms of number of vacation homes for ease of comparability between our resorts and those of other companies in our industry. “Vacation homes” are individual lodging units (e.g., condominium-style apartments, town homes, cabins, yurts, luxury campsites, etc.).

Resort	Daytona SeaBreeze	The Hammocks at Marathon	The Fountains	Orlando’s Sunshine Resort	Casadel Mar Beach Resort
Location	Daytona Beach Shores, FL	Marathon, FL	Orlando, FL	Orlando, FL	Ormond Beach, FL
Year acquired (1)	2005	2003	2003	1997	2003
Number of vacation homes completed	80	58	571	90	43
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	175	—	—
Total current and future vacation homes	80	58	746	90	43
Percentage of total current and future vacation homes sold (3)	79%	85%	62%	84%	71%
Estimated remaining life-of-project sales (in millions) (4)	$11.8	$12.3	$422.1	$16.9	$10.5

Resort	Grande Villas at World Golf Village	Solara Surfside Resort	Bluegreen Club La Pension	Mountain Run at Boyne	The Falls Village
Location	St. Augustine, FL	Surfside, FL	New Orleans, LA	Boyne Falls, MI	Branson, MO
Year acquired (1)	2003	2001	2008	2002	1997
Number of vacation homes completed	152	58	64	104	164
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	—	—	111
Total current and future vacation homes	152	58	64	104	275
Percentage of total current and future vacation homes sold (3)	89%	64%	67%	68%	54%
Estimated remaining life-of-project sales (in millions) (4)	$16.6	$14.7	$18.3	$21.9	$79.4

Resort	Paradise Point Resort	Bluegreen Wilderness Club at Big Cedar	Bluegreen Wilderness Club at Long Creek Ranch	BG Club 36	Bluegreen at Atlantic Palace
Location	Hollister, MO	Ridgedale, MO	Ridgedale, MO	Las Vegas, NV	Atlantic City, NJ
Year acquired (1)	2010	2000	2007	2006	2008
Number of vacation homes completed	36	312	29	478	288
Number of vacation homes under construction	24	—	—	—	—
Number of future vacation homes (2)	168	12	160	—	—
Total current and future vacation homes	228	324	189	478	288
Percentage of total current and future vacation homes sold (3)	9%	80%	15%	49%	92%
Estimated remaining life-of-project sales (in millions) (4)	$298.1	$30.0	$363.6	$244.0	$19.0

Resort	The Suites at Hershey	The Lodge Alley Inn	Carolina Grande	Harbour Lights	Seaglass Tower
Location	Hershey, PA	Charleston, SC	Myrtle Beach, SC	Myrtle Beach, SC	Myrtle Beach, SC
Year acquired (1)	2004	1998	2005	1997	2005
Number of vacation homes completed	79	90	118	240	144
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	—	78	—
Total current and future vacation homes	79	90	118	318	144
Percentage of total current and future vacation homes sold (3)	75%	93%	93%	67%	82%
Estimated remaining life-of-project sales (in millions) (4)	$19.6	$5.4	$6.9	$72.8	$17.7

Resort	Shore Crest Vacation Villas	Mountain Loft	Laurel Crest	Shenandoah Crossing	Bluegreen Wilderness Traveler at Shenandoah
Location	Myrtle Beach, SC	Gatlinburg, TN	Pigeon Forge, TN	Gordonsville, VA	Gordonsville, VA
Year acquired (1)	1996	1994	1995	1997	2007
Number of vacation homes completed	240	284	152	262	122
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	190	50	—	86
Total current and future vacation homes	240	474	202	262	208
Percentage of total current and future vacation homes sold (3)	93%	53%	56%	95%	55%
Estimated remaining life-of-project sales (in millions) (4)	$15.6	$214.0	$83.0	$10.2	$104.6

Resort	BG Patrick Henry Square	Bluegreen Odyssey Dells	Christmas Mountain Village	La Cabana Beach and Raquet Club
Location	Williamsburg, VA	Wisconsin Dells, WI	Wisconsin Dells, WI	Oranjestad, Aruba
Year acquired (1)	2006	2006	1997	1997
Number of vacation homes completed	72	86	309	449
Number of vacation homes under construction	—	—	—	—
Number of future vacation homes (2)	400	76	—	—
Total current and future vacation homes	472	162	309	449
Percentage of total current and future vacation homes sold (3)	6%	32%	93%	98%
Estimated remaining life-of-project sales (in millions) (4)	$613.0	$159.9	$17.1	$8.6

(1)	Year that we first acquired the land to develop the resort or the year we first acquired existing VOIs at the resort, as applicable.
(2)	Number of vacation homes that can be developed at the resort in the future, although we may not have the resources to or may otherwise decide not to, commence or complete the development of any future vacation homes. In addition, any such vacation homes developed in the future may not be sold at favorable prices or at all.
(3)	Represents the portion of each resort that has been sold as of December 31, 2011, including sales made by prior owners of the resorts, if applicable. The unsold portion includes vacation homes that are either completed, under construction or subject to future development and may include VOIs that were sold and then reacquired through equity trade, receivable default or otherwise.
(4)	Estimated remaining life-of-project sales as of December 31, 2011, including both built and potential future units. These tables exclude VOI inventory that we own at several Club Associate Resorts and projected VOIs at new resort projects not yet started.

Club Associate Resorts

Below is a description of each of the Club Associate Resorts. Certain of the amenities described below for these resorts are separately owned and operated, and may require guests to pay separate fees.

Paradise Isle Resort — Gulf Shores, Alabama. This resort is located in Gulf Shores, across the street from the beach and the Gulf of Mexico. Amenities include private oceanfront balconies, an outdoor swimming pool, a children’s pool and a barbeque grill area.

Shoreline Towers — Gulf Shores, Alabama. Shoreline Towers is located on the beach in Gulf Shores, overlooking the Gulf of Mexico. This beachfront resort features two- and three-bedroom suites and offers amenities such as a pool, private balconies, biking and nearby tennis facilities.

Dolphin Beach Club — Daytona Beach, Florida. The Dolphin Beach Club is located in Daytona Beach overlooking the beach and the Atlantic Ocean. This resort features contemporary white furnishings, a tropical décor, private beachfront balconies and a heated outdoor swimming pool. Guests can enjoy numerous nearby golf courses or visit Daytona International Speedway.

Gulfstream Manor — Delray Beach, Florida. The Gulfstream Manor is located just south of Palm Beach, near shops, galleries, fine dining and boutiques. The beachfront resort features views of the ocean or courtyard and offers an intimate, small resort experience.

Mariner’s Boathouse & Beach Resort — Fort Myers Beach, Florida. Mariner’s Boathouse & Beach Resort is located on the seven-mile long island of Fort Myers Beach, alongside the beaches of the Gulf of Mexico. The beachfront villas are uniquely designed to resemble a first-class yacht, and each features a private, screened-in balcony or porch.

Tropical Sands Resort — Fort Myers Beach, Florida. Located on the seven-mile long island of Fort Myers Beach, the Tropical Sands Resort is centered around a sun deck and palm-filled courtyard. Resort amenities include an outdoor heated pool, concierge and a barbecue grill area.

Windward Passage Resort — Fort Myers Beach, Florida. This resort is located in the heart of Fort Myers Beach. Just steps away from the beach, the resort features one- and two-bedroom suites and an outdoor heated swimming pool, hot tub, tennis, basketball, volleyball, an on-site playground and a poolside bar.

Landmark Holiday Beach Resort — Panama City Beach, Florida. The Landmark Holiday Beach Resort is located on Panama City Beach. The resort features a hot tub, sauna, an indoor heated pool, barbecue grill and oceanfront private balconies.

Ocean Towers Beach Club — Panama City Beach, Florida. Located on the Miracle Strip, Ocean Towers Beach Club offers one- and two-bedroom oceanfront suites. The resort’s units feature private balconies or porches, full kitchens and washer/dryers. Other amenities include an exercise room and outdoor heated pool, and nearby tennis and golf are available.

Panama City Resort & Club — Panama City Beach, Florida. The Panama City Resort & Club is located on Panama City Beach overlooking the Gulf of Mexico. Amenities include private balconies, an outdoor heated pool, a year-round hot tub, and nearby jet skiing, windsurfing, parasailing, and golf.

Surfsider Beach Club — Sanibel Island, Florida. This resort is located along the beach on Sanibel Island. The resort features one- and two-bedroom suites and amenities such as an outdoor heated swimming pool, hot tub, tennis, fishing and biking.

Fantasy Island Resort II — Daytona Beach, Florida. This resort is situated on Daytona Beach and features units either facing or with views of the ocean. Amenities include an outdoor heated swimming pool, hot tub and two dry saunas.

Resort Sixty-Six — Holmes Beach, Florida. The resort is located on Anna Maria Island which stretches for seven miles and overlooks the Gulf of Mexico. The units at Resort Sixty-Six either overlook the courtyard, or offer views of the Gulf. Resort amenities include an outdoor heated swimming pool, hot tub and a barbecue grill area.

Outrigger Beach Club — Ormond Beach, Florida. Steps away from the beach and minutes from Daytona Beach, the Outrigger Beach Club’s boomerang shape allows all of the resort’s units to face the Atlantic Ocean. The resort features an outdoor heated swimming pool, children’s swimming pool, poolside grills and hot tub overlooking the beach and ocean.

Via Roma Beach Resort — Bradenton Beach, Florida. A beachfront enclave, Via Roma Beach Resort is located on Bradenton Beach. Featuring one- and two-bedroom suites, this beachfront resort offers such amenities as a heated outdoor swimming pool, hot tub and barbecue grill area.

Petit Crest Villas at Big Canoe — Big Canoe, Georgia. The resort is located at Big Canoe in the foothills of the North Georgia Appalachians and an hour north of Atlanta with nearby activities such as fishing, boating, golfing and tennis. Petit Crest Villas’ units feature a balcony or porch, full kitchen, fireplace, washer and dryer.

Pono Kai Resort — Kapaa (Kauai), Hawaii. This 13-acre oceanfront resort is located on Kauai’s Coconut Coast. Surrounded by palms and the Pacific, the Pono Kai Resort is close to the beaches and features tennis courts, local arts and crafts vendors, concierge and a hospitality suite.

Lake Condominiums at Big Sky — Big Sky, Montana. Lake Condominiums at Big Sky is located at the foot of Lore Mountain overlooking Lake Levinsky. Day trips may be made to Yellowstone National Park and an overnight trip may be made to Grand Teton National Park. The resort features amenities such as a year-round heated outdoor swimming pool, two large hot tubs and nearby skiing.

Foxrun Townhouses — Lake Lure, North Carolina. Located on Lake Lure at the foot of the Blue Ridge Mountains, Foxrun Townhouses offers two-bedroom units with activities, including golf, fishing, skiing in the winter and water sports in the spring, summer and fall.

Sandcastle Village II — New Bern, North Carolina. New Bern is located at the intersection of the Trent and Neuse Rivers. Guests can enjoy nearby sailing, boating and water sports, as well as the antique shops in the historic downtown area. The unique and spacious pedestal-style townhomes feature full kitchens, washers and dryers, and fireplaces.

Waterwood Townhouses — New Bern, North Carolina. Secluded in a remote area near historical Tyron Palace, the Waterwood Townhouses is perfect for sports, outdoor and nature enthusiasts. This lakefront resort offers two-bedroom suites and an on-site marina, tennis courts, miniature golf and indoor and outdoor pools.

Players Club — Hilton Head Island, South Carolina. Players Club is located on Hilton Head Island, which is famous for its striking natural beauty, expansive beaches and world-class golf and tennis. This resort features 28 lighted tennis courts and one of the finest health clubs on the island.

Club Associate Resorts Related to our Fee-Based Service Business

The following are Club Associate Resorts, where in connection with our fee-based service sales and marketing business, we sell third-party developers’ VOIs as Bluegreen Vacation Club interests. Certain of the amenities described below for these resorts are separately owned and operated, and may require guests to pay separate fees.

Cibola Vista Resort and Spa — Peoria, Arizona. Located between Lake Pleasant and Phoenix, this resort offers two outdoor pools and water slides, workout facilities, studios, and one- and two- bedroom suites with kitchens, fireplaces, and Western decor.

Blue Water Resort at Cable Beach — Cable Beach, Nassau, Bahamas. This oceanfront resort, located on the white sands of Cable Beach in the Nassau suburbs, offers three-bedroom suites and an outdoor pool.

The Studio Homes at Ellis Square — Savannah, Georgia. This 28-unit resort is centrally located in historic downtown Savannah. Accommodations include one- and two-bedroom suites with fully-equipped designer kitchens.

The Breakers Resort — Dennis Port, Massachusetts. This 52-unit resort is located on the beautiful sandy beaches of Nantucket Sound in Cape Cod. This resort offers studio, one- and two-bedroom units and an outdoor heated pool.

The Soundings Seaside Resort — Dennis Port, Massachusetts. This 89-unit resort is centrally located on Nantucket Sound in Cape Cod. This resort has studio, one- and two-bedroom units as well as hotel efficiencies. Many of the rooms offer unobstructed views of the Nantucket Sound. The property offers a variety of amenities from the oceanfront outdoor pool and heated indoor pool to an outdoor putting green and a private stretch of beach.

South Mountain Resort — Lincoln, New Hampshire. This 69-unit resort features year-round activities and offers many on-site amenities, and is a short drive to three separate ski mountains, hiking and biking trails, and many shops and restaurants.

The Manhattan Club — New York City, New York. This resort is located in the heart of New York City and is within walking distance to some of the city’s finest attractions, bars, restaurants, nightclubs and theaters. Suites feature high-end furnishings, kitchenettes, marble baths and pillow-top mattresses as well as flat screen TVs, Bose radios and Wi-Fi Internet access.

Parkside Williamsburg Resort — Williamsburg, Virginia. This 35-unit resort is located only blocks away from Colonial Williamsburg. The resort has accommodations ranging from studio to two-bedroom villas with kitchens and colonial-inspired décor. Nearby attractions include Busch Gardens® Williamsburg and Water Country USA®, as well as the nearby scenic Atlantic beaches, shopping, golf, and water attractions.

Exchange Networks

As described above, in addition to our Club Resorts and Club Associate Resorts, Bluegreen Vacation Club members also have access to participating resorts in the RCI exchange network and, with respect to those members who acquired or upgraded their VOIs on or after July 1, 2007, Shell resorts through Select Connections™.

Future Resorts and Acquisition of Additional Inventory

We believe that we currently have adequate timeshare inventory to satisfy our projected sales of VOIs for 2012 and a number of years thereafter. Accordingly, except in limited instances, such as VOI resorts to be developed through our Bluegreen/Big Cedar Joint Venture, we currently do not plan to acquire or significantly develop additional resort properties in the near term. However, if the opportunity to acquire a strategic property on favorable terms presents itself, we may decide to acquire or develop more inventory in the future. Further, we anticipate that we will continue to add additional resorts to the Bluegreen Vacation Club through our fee-based services business.

Marketing and Sale of Inventory

Bluegreen Resorts uses a variety of methods to attract prospective purchasers of VOIs, including selling discount vacation packages either face-to-face or through telemarketing efforts to consumers we meet in connection with various marketing alliances (as discussed in greater detail below), acquiring the right to market to prospective purchasers from third-party vendors, and referrals of prospective purchasers from existing VOI owners. Bluegreen Resorts sometimes provides hotel accommodations or accommodations in one of our resorts to prospective purchasers at reduced rates in exchange for their touring one of our resorts.

In addition to attracting new customers, we seek to sell VOIs to both the buyers of our sampler program upon their stays at our resorts and to our existing VOI owners (“owner sales”). Owner sales generally have lower marketing costs and typically result in relatively higher operating margins than sales generated through other marketing channels. During 2011, owner sales accounted for 57% of our system-wide sales.

In recent years, we have focused on increasing Bluegreen Resorts’ use of “permission” marketing and branding programs. “Permission” marketing methods involve obtaining the prospective purchasers’ permission, directly or indirectly, to contact them in the future regarding an offer to purchase a product or service. Branding involves forming alliances with third-party entities that possess what we believe to be a nationally or regionally known brand name, a good reputation and a customer base with similar demographic characteristics to our target market.

One of our wholly-owned subsidiaries has a joint venture arrangement with Big Cedar, LLC (“Big Cedar”), an affiliate of Bass Pro, Inc. (“Bass Pro”). Our subsidiary owns 51% of the limited liability company joint venture (the “Joint Venture”), and Big Cedar owns the remaining 49%. The Joint Venture develops, markets and sells VOIs at the Bluegreen Wilderness Club at Big Cedar, a wilderness-themed resort adjacent to the Big Cedar Lodge, a luxury hotel resort owned by Big Cedar, on the shores of Table Rock Lake in Ridgedale, Missouri. The Joint Venture also develops, markets, and sells timeshare interests in The Cliffs at Long Creek and, in October 2011, the Joint Venture began marketing and selling timeshare interests in its newest resort, Paradise Point Resort, also located in close proximity to the Big Cedar Resort. The Joint Venture pays Big Cedar a fee upon sales of certain timeshare interests for promotional, marketing and advertising services.

We have an exclusive marketing agreement with Bass Pro, which was recently extended through January 2025. Bass Pro is a privately-held retailer of fishing, marine, hunting, camping and sports gear. Pursuant to the agreement, we have the right to market VOIs at each of Bass Pro’s retail locations. As of December 31, 2011, we marketed VOIs in 55 of Bass Pro’s stores. Under the agreement, we also have the right to market VOIs in Bass Pro’s catalogs and on its web site, and we have access to Bass Pro’s customer lists. In exchange, we compensate Bass Pro based on the overall success of these marketing activities. The amount of compensation is dependent on the level of additional marketing efforts required by us to convert the prospect into a sale and a defined time frame for such marketing efforts. No compensation is paid to Bass Pro on sales made by the Joint Venture of VOIs owned by the Joint Venture. In accordance with the agreement, we make an annual prepayment to Big Cedar by January of each year. The prepayment is an advance payment for anticipated commissions equal to 100% of the amount of commissions estimated to be generated during the upcoming year, as determined by us and Big Cedar, not to exceed $5.0 million. No additional commissions are paid to Big Cedar during any year, until the annual prepayment for that year has been fully earned. In 2009, 2010 and 2011, we incurred Bass Pro-related marketing expenses of approximately $2.2 million, $2.9 million, and $3.9 million, respectively.

Our sales offices are located adjacent to certain of our resorts and are staffed with sales representatives and sales managers, all of whom are our employees. We sponsor ongoing training for our personnel. During the year ended December 31, 2011, our selling and marketing expense was $135.6 million, or 45% of the system-wide sales of VOIs, net, of $302.7 million (including sales of VOIs on behalf of third parties).

It is our policy to require our sales staff to provide each VOI customer with a written disclosure statement regarding the VOI to be sold prior to the time the customer signs a purchase agreement. The purpose of this disclosure statement is to provide relevant information regarding VOI ownership at the resort and membership in the Bluegreen Vacation Club. Pursuant to our policies, the statement must be signed by every purchaser. After deciding to purchase a VOI, a purchaser enters into a purchase agreement and is required to pay us a deposit of at least 10% of the purchase price. Purchasers are entitled to cancel purchase agreements within required legal rescission periods after execution in accordance with statutory requirements. Substantially all VOI purchasers visit one of our sales offices prior to or at the time of purchasing.

Customer Financing

We offer financing of up to 90% of the purchase price of our VOIs to our VOI customers who meet certain FICO® score-based underwriting standards. The typical financing extended by us on a VOI during the year ended December 31, 2011 provided for a term of 10 years and a fixed interest rate. However, we also encourage purchasers to finance their purchase with a loan having a term of five or seven years by offering a lower interest rate. In connection with our VOI sales, we deliver the property deed to the trustee of the Bluegreen Vacation Club on behalf of the purchaser and secure repayment of the purchaser’s obligation by obtaining a mortgage on the purchaser’s real estate-based VOI.

In connection with our continued efforts to improve our cash flows from operations, we have in recent years realized higher down payments and a higher percentage of cash sales with our VOI customers compared to historical amounts. Including down payments received on financed sales, 58% of our sales for 2011 were received in cash within approximately 30 days from the date of contract.

See “Industry Overview — The Consumer” above for more information about the demographic profile of our typical customer. See “Sales of Receivables/Pledging of Receivables” below for information regarding our receivable financing activities.

Loan Underwriting

Prior to December 15, 2008, our VOI financing was not subject to any significant loan underwriting criteria and no FICO® score was obtained prior to extending credit. Instead, customer financing on sales of VOIs typically only required the following: (i) receipt of a minimum down payment of 10% of the purchase price; (ii) a note and mortgage (or deed of trust); and (iii) other closing documents by the purchaser and the Company.

Effective December 15, 2008, we implemented a FICO® score-based credit underwriting program. Following implementation, we no longer provided financing to customers with FICO® scores below 500 and new customers with FICO® scores between 500 and 599 were required to make a minimum cash down payment of 20%. Effective January 1, 2010, we further increased our credit underwriting standards such that we no longer provide financing to customers with FICO® scores below 575. For loans with an outstanding balance as of December 31, 2011 that were originated from December 15, 2008 through December 31, 2009, FICO® scores at the point of sale reflected a weighted average of 705. For loans with an outstanding balance as of December 31, 2011 that were originated from January 1, 2010 through December 31, 2011, FICO® scores at the point of sale reflected a weighted average of 716. Further information is set forth in the following table:

	Percentage of originated and serviced VOI receivables
FICO® Score	Loans originated December 15, 2008 — December 31, 2009	Loans originated January 1, 2010 — December 31, 2011
Below 575	5%	0%
Between 575 and 619	8%	8%
Between 620 and 700	33%	33%
Above 700	54%	59%

We encourage purchasers to make higher down payments and accept shorter loan period terms by offering lower interest rates. In addition, where permitted under applicable laws rules and regulations, buyers get a 1% discount in the interest rate by participating in our pre-authorized checking payment plan. As of December 31, 2011, approximately 88% of our serviced VOI notes receivable were on our pre-authorized payment plan.

Effective November 1, 2008, we increased the interest rates charged on new loans. We believe that the weighted-average interest rate on our portfolio will increase over time, as the lower-interest rate older loans continue to amortize down. The weighted-average interest rate on our VOI notes receivable was as follows:

As of December 31,
2010		2011
Loans originated before November 1, 2008	Loans originated on or after November 1, 2008	Loans originated before November 1, 2008	Loans originated on or after November 1, 2008
15.02%	16.10%	14.99%	16.16%

Collection Policies

Financed sales of VOIs originated by us typically utilize a note and mortgage. Collection efforts related to the timeshare loans are managed by us and are handled by a staff of experienced collectors, assisted by a mortgage collection computer system. Our collectors are incentivized through a performance-based compensation program. Technological capabilities include, but are not limited to, automated lock box and clearing house processing. The goal of our collection policy is designed to minimize defaults and delinquencies and maximize cash flow, subject to limitations as may be imposed by lenders who hold security interests in such loans or by other note issuers who acquire such loans.

We generally make collection efforts to customers by mail and by telephone. Telephone contact generally commences when an account is as few as 10 days past due. At 30 days past due, a collection letter is sent to U.S. residents advising the customer that if the loan is not brought current, the delinquency will be reported to the credit reporting agencies. At 60 days delinquent, we send a lockout letter to the customer advising that they cannot make any future reservations for lodging at a resort. If the delinquency continues, at 90 days past due, we stop the accrual of, and reverse previously accrued, but unpaid, interest on the note receivable and mail a “Notice of Intent to Cancel Membership,” which informs the customer that unless the delinquency is cured within 30 days, we will terminate the customer’s VOI ownership. If the customer fails to respond to the correspondence within the given timeframe, the loan will be defaulted and the customer’s VOI terminated. At approximately 120 days delinquent, we send a final letter by regular mail. In certain limited circumstances, the account may be reviewed by the collection manager to determine if additional correspondence should be sent offering repayment options. If the customer does not enter into a payment arrangement, then the customer’s VOI ownership is terminated. Thereafter, we seek to resell the VOI to a new purchaser. Historically, we have typically not sought to collect a deficiency on defaulted promissory notes.

Allowance for Loan Losses

The following table summarizes our allowance for loan losses as of December 31, 2010 and 2011 (dollars in thousands):

	As of
	December 31, 2010	December 31, 2011
Notes receivable secured by VOIs:
VOI notes receivable — non-securitized	$171,901	$154,020
VOI notes receivable — securitized	533,479	459,778

	705,380	613,798
Allowance for loan losses — non-securitized	(29,263)	(22,739)
Allowance for loan losses — securitized	(113,205)	(83,874)

VOI notes receivable, net	$562,912	$507,185

Allowance as a % of gross notes receivable	20%	17%

Notes receivable secured by homesites:
Notes receivable	$6,765	$5,801
Allowance for loan losses	(692)	(469)

Homesite notes receivable, net	$6,073	$5,332

Allowance as a % of gross notes receivable	10%	8%

Total notes receivable:
Gross notes receivable	$712,145	$619,599
Allowance for loan losses	(143,160)	(107,082)

Notes receivable, net	$568,985	$512,517

Allowance as a % of gross notes receivable	20%	17%

Under timeshare accounting rules, we estimate uncollectibles based on historical uncollectibles for similar VOI notes receivable and do not consider the value of the underlying collateral. We hold large amounts of homogeneous VOI notes receivable and assess uncollectibility based on pools of receivables. In estimating future credit losses, we do not use a single primary indicator of credit quality but instead evaluate our VOI notes based upon a combination of factors, including a static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, as well as the FICO® scores of the borrower.

As a result of changes in our estimates related to the future performance of loans originated prior to our implementation of FICO® score-based credit underwriting standards in December 2008, during the years ended December 31, 2010 and 2011, we recorded charges of $69.7 million and $13.0 million, respectively. Many of those loans were previously accounted for “off-balance-sheet.” We anticipate that our FICO® score-based credit underwriting standards on new loan originations which we implemented in December 2008 and enhanced during January 2010, together with higher levels of customer equity in the existing loan portfolio, will have a favorable impact on the performance of the portfolio over time, although this may not be the case.

Substantially all defaulted vacation ownership notes receivable result in the holder of the note receivable acquiring the related VOI that secured the note receivable, typically soon after default and at little or no cost. The reacquired VOI is then resold in the normal course of business.

See “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about the performance of our notes receivable portfolio.

Sales of Receivables/Pledging of Receivables

Our ability to sell or borrow against our VOI notes receivable has historically been a critical factor in fulfilling our liquidity requirements. The vacation ownership business generally involves making sales of a vacation product where a buyer is only required to pay a minimum of 10% to 20% of the purchase price up front, while at the same time selling, marketing and administrative expenses are primarily cash expenses. For the year ended December 31, 2011, these expenses approximated 51% of system-wide sales, net. Accordingly, having facilities for the sale or hypothecation of these vacation ownership receivables, along with periodic term securitization transactions, has been a critical factor to us in meeting our short- and long-term cash needs.

Our vacation ownership receivables purchase facilities and term securitizations typically utilize an owner’s trust structure whereby we sell receivables to a wholly-owned, special purpose finance entity which then sells the receivables to an owner’s trust, typically without recourse to us or our subsidiaries, except for breaches of certain representations and warranties at the time of sale. While in limited instances, such as the Legacy Securitization described below where we have entered into guarantees in connection with our vacation ownership receivables purchase facilities or term securitizations, historically, we have typically not entered into such guarantees. These facilities usually have detailed requirements with respect to the eligibility of receivables for purchase, and fundings under these facilities are typically subject to certain conditions precedent. Under such purchase facilities, a variable purchase price of a portion of the principal balance of the receivables sold, subject to certain terms and conditions, is paid at closing in cash. The balance of the purchase price is deferred until such time as the purchaser of our vacation ownership receivables has received a specified return and all servicing, custodial, agent and similar fees and expenses have been paid and, if applicable, a specified overcollateralization ratio is achieved and a cash reserve account is fully funded. Our vacation ownership receivables purchase facilities typically include various conditions to purchase, covenants, trigger events and other provisions we believe to be customary for these types of transactions. We have historically acted as servicer of the vacation ownership receivables we have sold under these purchase facilities for a fee.

Prior to January 1, 2010, a portion of our revenues was comprised of gains on sales of notes receivable to the qualified special purpose entities described above. The gains on these sales were recorded on our consolidated statement of operations and the related retained interests in the notes receivable sold were recorded on our consolidated balance sheet at the time of sale. On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-16, Transfers and Servicing (“ASC 860”): Accounting for Transfers of Financial Assets (“ASU 2009-16”) and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”), which required us to consolidate special purpose finance entities associated with prior securitization transactions that previously qualified for off-balance-sheet sales treatment. As of December 31, 2011, we did not have any off-balance-sheet arrangements.

Receivables Servicing

Receivables servicing includes collecting payments from borrowers and remitting the funds to the owners, lenders or investors in such receivables, accounting for principal and interest on such receivables, making advances when required, contacting delinquent borrowers, terminating a membership in the Bluegreen Vacation Club in the event that defaults are not remedied, and performing other administrative duties.

Prior to the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, we recognized servicing fee income for providing mortgage servicing for notes receivable that had been sold to off-balance-sheet special purpose finance entities and for providing loan services to other third-party portfolio owners on a cash-fee basis. Effective January 1, 2010, we ceased recognizing servicing fee income for providing mortgage servicing to our special purpose finance entities as such entities are now consolidated by us (see Note 2 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information). While we still receive mortgage servicing fees for servicing our securitized notes receivable, those amounts are now accounted for as a component of interest income. Servicing fee income recorded in 2010 and 2011 represented mortgage servicing fees earned from third-party lenders in connection with our fee-based services arrangements.

Regulation

The vacation ownership and real estate industries are subject to extensive and complex federal, state, and local governmental regulation. We are subject to various federal, state, local and foreign environmental, zoning, consumer protection and other statutes and regulations regarding the acquisition, subdivision, marketing and sale of real estate and VOIs and various aspects of our financing operations. On a federal level, the Federal Trade Commission has taken an active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or unfair competition in interstate commerce. In addition, many states have what are known as “Little FTC Acts” that apply to intrastate activity. In addition to the laws applicable to our customer financing and other operations discussed below, we are or may be subject to the Fair Housing Act and various other federal statutes and regulations. We are also subject to various foreign laws with respect to La Cabana Beach and Racquet Club in Oranjestad, Aruba and Blue Water Resort in Nassau, Bahamas. In addition, in the future, VOIs may be deemed to be securities subject to regulation as such, which could have a material adverse effect on us. The cost of complying with applicable laws and regulations may be significant and we may not maintain compliance at all times with all applicable laws, including those discussed below. Any failure to comply with current or future applicable laws or regulations could have a material adverse effect on us.

Our vacation ownership resorts are subject to various regulatory requirements, including state and local approvals. The laws of most states require us to file a detailed offering statement describing our business and all material aspects of the project and sale of VOIs with a designated state authority. In addition, when required by state law, we provide our VOI purchasers with a public disclosure statement that contains, among other items, detailed information about the surrounding vicinity, the resort and the purchaser’s rights and obligations as a VOI owner. Laws in each state where we sell VOIs generally grant the purchaser of a VOI the right to cancel a purchase contract at any time within a specified rescission period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by us. Most states have other laws that regulate our activities, including: real estate licensure; sellers of travel licensure; anti-fraud laws; telemarketing laws; prize, gift and sweepstakes laws; and labor laws.

Under various federal, state and local laws, ordinances and regulations, the owner of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, the property, as well as related costs of investigation and property damage. These laws often impose such liability without regard to whether the owner knew of the presence of such hazardous or toxic substances. The presence of these substances, or the failure to properly remediate these substances if they exist, may adversely affect the owner’s ability to sell or lease a property or to borrow using the real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when this material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered on the property or repairs made by future owners of such property. Under these laws, we may be required to pay for repairs to the developed property. The development, management and operation of our resorts are also subject to the Americans with Disabilities Act.

Our customer financing activities are also subject to extensive regulation, which can include, but are not limited to: the Truth-in-Lending Act and Regulation Z; the Fair Housing Act; the Fair Debt Collection Practices Act; the Equal Credit Opportunity Act and Regulation B; the Electronic Funds Transfer Act and Regulation E; the Home Mortgage Disclosure Act and Regulation C; Unfair or Deceptive Acts or Practices and Regulation AA; the Patriot Act; the Right to Financial Privacy Act; the Gramm-Leach-Bliley Act; the Fair and Accurate Credit Transactions Act; and anti-money laundering laws.

During the year ended December 31, 2011, approximately 4% of our VOI sales were generated by marketing to prospective purchasers obtained through internal and affiliated telemarketing efforts. In addition, approximately 8% of our VOI sales were generated by marketing to prospective purchasers obtained from third-party VOI prospect vendors, many of whom use telemarketing operations to generate these prospects. We attempt to monitor the actions and compliance of these third parties but there are risks associated with their use. In recent years, state regulators have increased regulations and enforcement actions related to telemarketing operations, including requiring the adherence to state “do not call” laws. In addition, the Federal Trade Commission and Federal Communications Commission have implemented national “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse impacts from this heightened telemarketing legislation and enforcement may be mitigated to some extent by the use of “permission marketing,” whereby we obtain the permission of prospective purchasers to contact them in the future, thereby exempting such calls from the various “do not call” laws. We have also implemented policies and procedures which we believe will help reduce the possibility that individuals who have requested to be placed on our internal company do not call list are not contacted, but such policies and procedures may not be effective in ensuring strict regulatory compliance.

To date, we have not been subject to any material fines or penalties as a result of our telemarketing operations. However, from time to time we have been the subject of proceedings for violation of the “do not call” laws and for violation of state laws applicable to the marketing and sale of VOIs. We may not be able to efficiently or effectively market to prospective purchasers through telemarketing operations in the future or successfully develop alternative sources of prospective purchasers of our VOI products at acceptable costs. In addition, we may face significant non-compliance issues or additional costs of compliance, which may adversely impact our operations in the future.

See the section of this joint proxy statement/prospectus entitled “Risk Factors — Risks Related to Bluegreen and its Business” for a description of risks with respect to regulatory compliance and “Legal Proceedings” below for a description of pending regulatory actions, including with respect to consumer complaints filed with the Office of the Attorney General for the State of Florida.

Competition

Bluegreen Resorts competes with various high profile and well-established operators, many of which have greater liquidity and financial resources than we do. Many of the world’s most recognized lodging, hospitality and entertainment companies develop and sell VOIs in resort properties. Major companies that now operate or are developing or planning to develop vacation ownership resorts directly or through subsidiaries include Marriott Vacations Worldwide Corp., the Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation, Four Seasons Hotels and Resorts, Starwood Hotels and Resorts Worldwide, Inc. and Wyndham Worldwide Corporation. We also compete with numerous other smaller owners and operators of vacation ownership resorts. In our fee-based services business, we typically compete with Hilton Hotels Corporation, Wyndham Worldwide Corporation and Diamond Resorts International. In addition to competing for sales leads, prospects and fee-based service clients, we compete with other VOI developers for marketing, sales, and resort management personnel.

Website Access to Exchange Act Reports

We post publicly available reports required to be filed with the Securities Exchange Commission (“SEC”) on our website, www.bluegreencorp.com, as soon as reasonably practicable after filing such reports with the SEC. We also make available on our website the beneficial ownership reports (Forms 3, 4 and 5) filed by our officers, directors and other reporting persons under Section 16 of the Exchange Act. Our website and the information contained therein or connected thereto are not incorporated into this joint proxy statement/prospectus.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. The website address for this site is www.sec.gov.

Personnel

As of December 31, 2011, we had 4,040 employees, of which 401 were located at our headquarters in Boca Raton, Florida, and 3,639 were located in regional field offices throughout the United States, Canada and Aruba. Of these employees, 89 work at Bluegreen Communities, which was a discontinued operation at December 31, 2011. We believe that our relations with our employees are satisfactory.

PROPERTIES

Our principal executive office is located in Boca Raton, Florida in approximately 158,838 square feet of leased space. At December 31, 2011, we also maintained sales offices at 21 of our resorts as well as regional administrative offices in Orlando, Florida and Indianapolis, Indiana. See “Business — Products and Services” above for additional information regarding our resort properties.

LEGAL PROCEEDINGS

In the ordinary course of our business, we become subject to claims or proceedings from time to time relating to the purchase, sale or financing of VOIs or other resort operations. We are also subject to matters relating to Bluegreen Communities’ business, which we now report as a discontinued operation. Additionally, from time to time, we become involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, we also receive individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorney Generals. We take these matters seriously and attempt to resolve any such issues as they arise. Unless otherwise described below, we believe that these claims are routine litigation incidental to our business.

Reserves are accrued for matters in which we believe it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. As of December 31, 2011, we had accrued an aggregate amount of $2.6 million for matters which we believe meet these criteria. The actual costs of resolving these legal claims may be substantially higher than the amounts accrued for these claims. Management is not at this time able to estimate a range of reasonably possible losses with respect to these matters in which it is reasonably possible that a loss will occur. In certain matters, we are unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs’ have not quantified or factually supported the claim.

We believe that the aggregate liabilities arising from the litigation and regulatory matters discussed below, with respect to which we believe a loss is probable, in excess of the aggregate amount accrued will not have a material impact on our financial statements. However, due to the significant uncertainties involved in these legal matters, an adverse outcome in these matters could be material to our financial results.

Bluegreen Resorts

In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $0.7 million of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and have vigorously opposed such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference. By letter dated May 25, 2011, the State of Tennessee Department of Revenue issued a decision in which it held that two of the three types of transactions in question were taxable. The State of Tennessee Department of Revenue confirmed that we had already remitted the proper amount of sales tax due on one of the two types of taxable transactions, but has taken the position that we owed a total of $0.7 million in taxes and interest based on the second type of transaction. On August 1, 2011, we filed suit in the Chancery Court of Davidson County, Tennessee for the purpose of invalidating and setting aside the tax assessment made against us by the State of Tennessee Department of Revenue.

In Case No. 2006-Ca-3374, styled Joseph M. Scheyd, Jr., P.A. vs. Bluegreen Vacations Unlimited, Inc.; Hubert A. Laird; and MSB of Destin, Inc., in the Circuit Court of the First Judicial Circuit in and for Okaloosa County, Florida, during 2006, Joseph M. Scheyd, Jr., P.A., as escrow agent, brought an interpleader action seeking a determination as to whether we, as purchaser, or Hubert A. Laird and MSB of Destin, Inc., as seller, were entitled to the $1.4 million escrow deposit being maintained with the escrow agent pursuant to a purchase and sale contract for real property located in Destin, Florida. We maintain that our decision not to close on the purchase of the property was proper under the terms of the purchase and sale contract and that we are therefore entitled to a return of the full escrow deposit. On June 1, 2011, the trial court made a finding that we breached the purchase and sale contract and that the plaintiff was entitled to the escrow deposit and all accrued interest. We have filed a notice of appeal with the First District Court of Appeal seeking to appeal the trial court’s decision. The escrow deposit and all accrued interest have been placed in the appropriate Court registry pending the outcome of the appeal.

The Office of the Attorney General for the State of Florida (the “AGSF”) has advised us that it has accumulated a number of consumer complaints since 2005 against us and/or our affiliates related to timeshare sales and marketing, and has requested that we propose a resolution on a collective basis of any outstanding complaints. The AGSF has also requested that we enter into a written agreement, the terms of which we are presently negotiating with the AGSF, in which to establish a process and timeframe for determining consumer eligibility for relief (including, where applicable, monetary restitution). We have determined that many of these complaints were previously addressed and/or resolved and are currently negotiating the terms of the written agreement. We are cooperating with the State and do not believe this matter will have a material effect on our results of operations, financial condition or on our sales and marketing activities in Florida.

Bluegreen Communities

The matters described below relate to Bluegreen Communities’ business, which is reported as a discontinued operation. However, as the Purchase and Sale Agreement with Southstar relating to the proposed sale of substantially all of the assets of Bluegreen Communities is structured as an asset sale, and Southstar has not agreed to assume the liabilities related to the matters described below, these matters would be remain our responsibility even if the transaction is consummated.

Bluegreen Southwest One, L.P. (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Case No. 28006, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners’ association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners’ association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions did not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The court further ruled that Southwest was the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into Case No. 28769, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al., in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the plaintiffs as an executive rights holder. On May 14, 2009, the plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Southwest. On September 15, 2010, the Court heard oral arguments on whether to reverse or affirm the Appellate Court’s decision. On August 26, 2011, the Texas Supreme Court issued its opinion affirming the Appellate Court’s decision in part and reversing it in part. The Texas Supreme Court held that Southwest did not breach any covenants in the deed, but did breach a duty to the plaintiffs by filing restrictive covenants in connection with the development of the property which prohibited mineral development, and that the appropriate remedy was cancellation of the restrictive covenants. The Texas Supreme Court further ruled that the Plaintiffs have no right of ingress to, or egress from, the subdivision, and that Southwest’s inaction in not leasing the mineral rights was not, by itself, a breach of a duty. The Texas Supreme Court remanded the case to the trial court for disposition consistent with its decision. No information is available as to when the trial court will render its ruling. Separately, as a result of the Texas Supreme Court’s decision invalidating the restrictive covenants prohibiting mineral development within the subdivision, certain lot owners within Mountain Lakes filed a cross-claim against Southwest alleging fraud, negligence and a violation of deceptive trade practices laws based on a claim that the invalidation of the restrictive covenants has caused devaluation of their residential lots and other economic damages. Southwest intends to vigorously defend itself against these allegations.

On June 3, 2010, in Case No. 16-2009-CA-008028, styled Community Cable Service, LLC v. Bluegreen Communities of Georgia, LLC and Sanctuary Cove at St. Andrews Sound Community Association, Inc., a/k/a Sanctuary Cove Home Developers Association, Inc., in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, the plaintiffs filed suit alleging breach by Bluegreen Communities of Georgia and the community association of a bulk cable TV services contract at Bluegreen Communities’ Sanctuary Cove single family residential community. In its complaint, the plaintiffs alleged that unpaid bulk cable fees were due from the defendants, and that the non-payment of fees continued to accrue on a monthly basis. Bluegreen Communities of Georgia and the community association responded that the plaintiffs breached the parties’ contract. On November 4, 2011, an agreement was executed by the parties to settle the matter. Pursuant to the terms of the settlement agreement, Bluegreen Communities of Georgia and the community association agreed to make payments to the plaintiffs, with Bluegreen Communities of Georgia making payments over a four-year period (as described below), and the plaintiffs agreed to dismiss the lawsuit, release the defendants from any other obligations relating to the matter, and convey the bulk cable system to the community association for use by its residents. Under the terms of the settlement agreement, the community association made a payment to the plaintiffs of $250,000, and Bluegreen Communities of Georgia has agreed to make three annual payments to the plaintiffs of $150,000 each and a payment of $125,000 during the fourth year. Bluegreen Corporation has guaranteed Bluegreen Communities of Georgia’s obligations under the settlement agreement. Bluegreen Communities of Georgia has made the payment owed by it under the settlement agreement for the first year of the four-year payment period.

On September 18, 2011, in Case No. T-7663A, styled The County of Comal, Texas vs. Bluegreen Southwest One, LP et al, in the District Court of the 22nd Judicial District, Comal County, Texas, The County of Comal, Texas, collecting property taxes for itself and for various local taxing districts, brought suit for the collection of delinquent taxes alleged to be due, including interest, penalties and costs totaling approximately $0.9 million. On September 28, 2011, Southwest answered the complaint and alleged it was entitled to an abatement of the proceeding because it has filed administrative protests with the Comal County Appraisal Review Board. On March 12, 2012, Bluegreen learned that Comal County filed a motion to dismiss the lawsuit without prejudice, and the Comal County Tax Collector’s Office issued revised tax certificates indicating that no past due taxes were due on the properties in question. As of the date of this joint proxy statement/prospectus, Comal County has not indicated whether it intends to re-institute a claim for rollback taxes.

In addition to the legal proceedings described above, see the section of this joint proxy statement/prospectus entitled “The Merger — Litigation Regarding the Merger.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market and Dividend Information

For market price and dividend information with respect to our Common Stock, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Holders

As of March 1, 2012, there were approximately 828 record holders of our Common Stock. The number of record holders does not reflect the number of persons or entities holding their stock in “street” name through brokerage firms or other entities.

Equity Compensation Plan Information

The following table sets forth information about securities authorized for issuance under our equity compensation plans as of December 31, 2011.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Stock Options	Weighted- Average Exercise Price of Outstanding Stock Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Stock Options)
Equity compensation plans approved by security holders	1,505,211	$9.03	9,309,012
Equity compensation plans not approved by security holders	—	—	—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation and Changing Prices Risk

We believe that inflation and changing prices have had a material impact on our revenues and results of operations. We have increased the sales prices of our VOIs periodically and have experienced increased construction and development costs from time to time during the last several years. There is no assurance that we will be able to increase or maintain the current level of our sales prices or that increased construction costs will not have a material adverse impact on our gross margin. In addition, to the extent that inflation in general or increased prices for our VOIs adversely impacts consumer demand, our results of operations could be adversely impacted.

Foreign Currency Risk

During the year ended December 31, 2011, our total revenues and net assets denominated in a currency other than U.S. dollars represented approximately 3% and less than 1% of our consolidated revenues and consolidated assets, respectively. Sales generated by Bluegreen Properties, N.V., our subsidiary in Aruba, are transacted in U.S. dollars. The effects of changes in foreign currency exchange rates have not historically been significant to our operations or net assets.

Interest Rate Risk

As of December 31, 2011, we had fixed interest rate debt of approximately $394.1 million and floating interest rate debt of approximately $282.9 million. In addition, our notes receivable were comprised of

$614.6 million of fixed rate loans and $5.0 million of notes bearing floating interest rates at December 31, 2011. The floating interest rates are based either upon the prevailing prime or LIBOR rates. For floating rate financial instruments, interest rate changes do not generally affect the market value of debt but do impact future earnings and cash flows, assuming other factors are held constant. Conversely, for fixed rate financial instruments, interest rate changes affect the market value of the debt but do not impact earnings or cash flows.

To the extent inflationary trends, tightened credit markets or other factors affect interest rates, our debt service costs may increase. If interest rates increased or decreased one percentage point, the effect on interest expense related to our variable-rate debt would be an annual increase or a decrease of approximately $3.0 million, based on December 31, 2011 balances. A similar change in interest rates would affect the total fair value of our fixed rate debt by an immaterial amount. This analysis does not consider the effects of changes in the level of overall economic activity that could result due to interest rate changes. Further, in the event of a significant change in interest rates, we would likely attempt to take actions to mitigate any exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BFC beneficially owns approximately 16.9 million shares, or approximately 54%, of Bluegreen’s outstanding Common Stock. Alan B. Levan, Bluegreen’s Chairman and John E. Abdo, Bluegreen’s Vice Chairman, serve as Chairman, Chief Executive Officer and President of BFC and Vice Chairman of BFC, respectively, and collectively may be deemed to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 72% of BFC’s total voting power.

Bluegreen paid BFC or its affiliated entities approximately $1.7 million and $1.2 million during 2010 and 2011, respectively, for management advisory, risk management, administrative and other management services. Additionally, during 2010, Bluegreen reimbursed BFC and its Woodbridge subsidiary approximately $1.4 million for certain expenses incurred in assisting Bluegreen in its efforts to explore additional sources of liquidity. In addition, Bluegreen has an agreement with BFC relating to the maintenance of different registered public accounting firms. Pursuant to the agreement, Bluegreen reimbursed BFC for the $624,950 of fees which BFC paid to its independent registered public accounting firm in connection with certain reviews and procedures performed at Bluegreen as part of the annual audit of BFC’s consolidated financial statements for 2010. The total amount estimated to be reimbursed to BFC under the agreement with respect to the 2011 audit is approximately $483,000.

Beginning in 2009, Bluegreen entered into a land lease with Benihana, which constructed and operates a restaurant at one of Bluegreen’s resort properties. During each of 2010 and 2011, Bluegreen received lease payments from Benihana of approximately $0.1 million. BFC holds a significant investment in Benihana, and Alan B. Levan and John E. Abdo serve on Benihana’s board of directors.

As previously described, a Purchase and Sale Agreement was entered into on October 12, 2011 between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. J. Larry Rutherford, who served as a member of Bluegreen’s board of directors until April 30, 2011, is the President and Chief Executive Officer of Southstar.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2012, certain information as to persons owning in excess of 5% of the outstanding shares of our Common Stock. In addition, the following table includes the outstanding securities beneficially owned by (i) our directors as of March 1, 2012, (ii) each of our “named executive officers,” as such term is defined under Item 402 of Regulation S-K of the SEC, for the year ended December 31, 2011 and (iii) our directors and executive officers as of March 1, 2012 as a group. Management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of our Common Stock as of March 1, 2012. Except as otherwise indicated, the information provided in the following table was obtained from filings with us or the SEC pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of our Common Stock (i) over which he, she or it has or shares, directly or indirectly, voting or investment power or (ii) of which he, she or it has the right to acquire beneficial ownership at any time within 60 days after March 1, 2012. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose, or direct the disposition of, shares. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

Name	Common Stock		Options Exercisable Within 60 Days	Total Shares Beneficially Owned	Percent of Shares Outstanding (1)
BFC Financial Corporation (2)	16,922,953	(3)	—	16,922,953	53.7%
2100 W. Cypress Creek Road
Ft. Lauderdale, FL 33309
John E. Abdo (2)	16,922,953		100,000	17,022,953	53.9%
James R. Allmand, III	—		—	—	—
Norman H. Becker	34,940		16,010	50,950	*
Lawrence A. Cirillo	100		77,712	77,812	*
David A. Bidgood	—		200,000	200,000	*
Alan B. Levan (2)	16,923,053		100,000	17,023,053	53.9%
John M. Maloney, Jr.	20,000		100,000	120,000	*
Mark A. Nerenhausen	32,384		24,499	56,883	*
David L. Pontius	—		—	—	—
Arnold Sevell	1,000		81,748	82,748	*
Orlando Sharpe	—		—	—	—
All directors and executive officers as of March 1, 2012 as a group (14 persons)	17,041,547		915,193	17,956,740	55.4%
Dimensional Fund Advisors Inc. (4)	2,704,394		—	2,704,394	8.6%
1299 Ocean Avenue, Santa Monica, CA 90401

*	Less than 1%.
(1)	In accordance with applicable SEC rules and regulations, the denominator used to calculate the percent of shares outstanding includes shares which may be acquired by the applicable individual, company or group upon the exercise of stock options that are exercisable within 60 days, plus 31,494,527 shares outstanding on March 1, 2012.
(2)	BFC may be deemed to beneficially own the 16,922,953 shares which are held directly by its wholly-owned subsidiary, Woodbridge Holdings, LLC. Messrs. Levan and Abdo may be deemed to control BFC, and therefore the shares beneficially owned by BFC may also be deemed to be beneficially owned by Messrs. Abdo and Levan (as reported in a Form 4 filed with the SEC on November 17, 2009 for Messrs. Abdo and Levan).

(3)	Pursuant to BFC’s Amended and Restated Articles of Incorporation, as amended on April 4, 2012, in the event that BFC defaults on its dividend or mandatory redemption obligations with respect to its 5% Cumulative Preferred Stock, then the holders of BFC’s 5% Cumulative Preferred Stock will be entitled to receive from BFC shares of our Common Stock having, in the aggregate, a “fair market value” equal to the amount of the dividend or redemption payment, as the case may be, to the extent not timely paid by BFC; provided that the maximum number of shares of our Common Stock which the holders of BFC’s 5% Cumulative Preferred Stock may receive as a result of one or more defaults with respect to BFC’s mandatory redemption obligation is 5,000,000 shares (subject to adjustment in the case of a stock split or other applicable share combination or division affecting our Common Stock). For purposes of determining the number of shares of our Common Stock to which the holders of BFC’s 5% Cumulative Preferred Stock would be entitled to receive in the event of a default, “fair market value” will be based on the average closing price of our Common Stock on the NYSE during the ten-trading day period ending on, and including, the date of the default.
(4)	As reported in a Schedule 13G/A filed with the SEC on February 14, 2012, Dimensional Fund Advisors LP, subject to the following qualifications, has sole voting power over 2,650,200 of such shares and sole dispositive power over all 2,704,394 of such shares. In that Schedule 13G/A, Dimensional Fund Advisors LP disclosed that: (i) it furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”); (ii) in certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds; (iii) in its role as investment adviser, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or any of its subsidiaries possess voting and/or investment power over the shares that are owned by the Funds; (iv) all 2,704,394 shares reported in the Schedule 13G/A are owned by the Funds; and (v) Dimensional Fund Advisors LP disclaims beneficial ownership of all such shares.

BLUEGREEN’S MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained within this “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section was prepared by Bluegreen’s management and derived or excerpted from Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Bluegreen” within this “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section refer to Bluegreen Corporation and its consolidated subsidiaries.

Certain Definitions, Cautionary Statement Regarding Forward-Looking Statements

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and related notes and other financial information included elsewhere in this joint proxy statement/prospectus.

Certain statements in this joint proxy statement/prospectus and our other filings with the SEC constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You may identify these statements by forward-looking words such as “may,” “intend,” “expect,” “anticipate,” “believe”, “will,” “should,” “project,” “estimate,” “plan” or other comparable terminology or by other statements that do not relate to historical facts. All statements, trend analyses and other information relative to the market for our products, remaining life-of-project sales, our expected future sales, gross margin, financial position, operating results, liquidity and capital resources, business strategy, financial plan, expected capital requirements and strategic alternatives as well as trends in our operations, receivables performance or results are forward-looking statements. These forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control, including changes in economic conditions, generally, in areas where we operate, or in the travel and tourism industry, the availability of financing, increases in interest rates, changes in regulations and other factors discussed throughout our SEC filings, including the “Risk Factors” section of this joint proxy statement/prospectus, all of which could cause our actual results, performance or achievements, or industry trends, to differ materially from any future results, performance, or achievements or trends expressed or implied herein. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements as the plans, estimates and expectations reflected herein may not be achieved. Factors that could adversely affect our future results can also be considered general risk factors with respect to our business, whether or not they relate to a forward-looking statement, and in some cases have affected, and in the future could affect, our actual results and could cause our actual consolidated results to differ materially from those expressed in any forward-looking statements.

Executive Overview

We are a sales, marketing and management company, primarily focused on the vacation ownership industry. Our business has historically been conducted through two operating segments – our resorts business segment (“Bluegreen Resorts”) and our residential communities business segment (“Bluegreen Communities”).

Our continuing operations relate to Bluegreen Resorts. Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of third parties typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of our 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to us.

Bluegreen Communities, which, as discussed below, has been classified as a discontinued operation, markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future. Bluegreen Communities also has realty and daily-fee golf course operations. Bluegreen Communities’ historical operations also included acquiring, developing and subdividing the property comprising its residential homesites.

During June 2011, our board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is presented as a discontinued operation for all periods.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement, as amended, provides for the transaction to be consummated on a date no later than April 30, 2012. However, closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. Southstar has advised us that it has obtained financing in order to close the transaction, but obtaining such financing is not a closing condition. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all. See Note 13 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information.

On November 11, 2011, we entered into the merger agreement with BFC described throughout this joint proxy statement/prospectus.

During the year ended December 31, 2011:

•	We generated “free cash flow” (cash flow from operating and investing activities) of $162.7 million compared to $158.0 million for 2010.

•	We earned income from continuing operations of $36.0 million compared to $10.5 million for 2010.

•	VOI system-wide sales, which include sales of third-party inventory, were $303.2 million compared to $295.9 million during 2010.

•

We sold $109.2 million of third-party inventory and earned sales and marketing commissions of $73.7 million. Including our resort management, title services, construction management and other fee-based operations, our total fee-based service revenues were $144.7 million, a 21% increase over 2010.

We believe our fee-based service business enables us to leverage our expertise in resort management, sales and marketing, mortgage servicing, title services, and construction management to generate recurring revenues from third parties. Providing these services requires significantly less capital investment than our traditional vacation ownership business. Our goal is for fee-based services to become an increasing portion of our business over time; however, our efforts to do so may not be successful.

During 2010 and 2011, we sold $78.8 million and $109.2 million, respectively, of third-party inventory and earned sales and marketing commissions of approximately $53.0 million and $73.7 million, respectively. Based on an allocation of our selling, marketing and field general and administrative expenses to these sales, we believe we generated approximately $10.8 million and $17.8 million in pre-tax profits by providing sales and marketing fee-based services during 2010 and 2011, respectively.

Additionally, consistent with initiatives seeking to improve our liquidity, during 2011, we continued to focus on generating VOI sales that are paid in cash in full at the time of sale or shortly thereafter and encouraging larger down payments on financed sales. During 2011, including down payments received on financed sales, 58% of our VOI sales were paid in cash within approximately 30 days from the contract date. See “Liquidity and Capital Resources” below for additional information.

Seasonality

We have historically experienced and expect to continue to experience seasonal fluctuations in our gross revenues and results of operations. This seasonality may result in fluctuations in our quarterly operating results. Although we typically see more potential customers at our sales offices during the quarters ending in June and September, ultimate recognition of the resulting sales during these periods may be delayed due to down payment requirements for recognition of real estate sales under GAAP or due to the timing of development and the requirement that we use the percentage-of-completion method of accounting.

Notes Receivable and Allowance for Loan Losses

We offer financing to buyers of our VOIs who meet certain minimum requirements. On a more limited basis, Bluegreen Communities also offers financing to buyers of its homesites. Accordingly, we are subject to the risk of defaults by customers. GAAP requires that we reduce sales of VOIs by our estimate of future uncollectible note balances on originated VOI notes receivables, excluding any benefit for the value of future recoveries of defaulted VOI inventory. We update our estimate of such future losses each quarter, and consequently, the charge against sales in a particular period may be impacted, favorably or unfavorably, by a change in our expected losses related to notes originated in prior periods.

We seek to monetize our notes receivable by transferring the notes to warehouse purchase facilities, in which case the notes are legally sold to a special purpose entity for the benefit of a financial institution or conduit, or by pledging the notes as collateral for a receivables hypothecation loan. We attempt to maintain these diversified liquidity sources for our notes receivable in order to mitigate the risks of being dependent on a single source. Each such facility has eligibility standards for the notes receivable that may be sold or pledged under the facility. It is generally contemplated that notes receivable transferred to a warehouse purchase facility will ultimately be included in a future securitization of the transferred notes. The notes receivable securitized are determined during the negotiation of the securitization transaction, with the characteristics of the notes receivable selected determining the terms of the transaction. Notes receivable previously pledged as collateral for a receivable hypothecation loan may also be included in a term securitization transaction, however such notes are generally not included if doing so would result in a significant prepayment penalty. Further, based on the size and timing of the securitization, we may also choose to include newly originated notes receivable. Additionally, the specific characteristics of the notes receivable factor into whether such notes would be desirable to include in a securitization. Such factors may include delinquency status, FICO® score, interest rate, remaining term, outstanding balance and whether the obligor is foreign or domestic.

The allowance for loan losses as of December 31, 2010 and 2011 was as follows (dollars in thousands):

	As of
	December 31, 2010	December 31, 2011
Notes receivable secured by VOIs:
VOI notes receivable — non-securitized	$171,901	$154,020
VOI notes receivable — securitized	533,479	459,778

	705,380	613,798
Allowance for loan losses — non-securitized	(29,263)	(22,739)
Allowance for loan losses — securitized	(113,205)	(83,874)

VOI notes receivable, net	$562,912	$507,185

Allowance as a % of gross notes receivable	20%	17%

Notes receivable secured by homesites:
Notes receivable	$6,765	$5,801
Allowance for loan losses	(692)	(469)

Homesite notes receivable, net	$6,073	$5,332

Allowance as a % of gross notes receivable	10%	8%

Total notes receivable:
Gross notes receivable	$712,145	$619,599
Allowance for loan losses	(143,160)	(107,082)

Notes receivable, net	$568,985	$512,517

Allowance as a % of gross notes receivable	20%	17%

The activity in our allowance for uncollectible notes receivable for the year ended December 31, 2011 was as follows (in thousands):

Balance, beginning of the year	$143,160
Provision for loan losses (1)	29,549
Less: Write-offs of uncollectible receivables	(65,627)

Balance, end of year	$107,082

(1)	Includes provision for loan losses on notes receivable generated in connection with the sales of homesites.

We believe that relatively high unemployment in the United States and adverse economic conditions in general have adversely impacted, and may continue to adversely impact, the performance of our notes receivable portfolio in the form of relatively higher defaults and lower prepayment rates than we have historically experienced. Our estimates regarding our allowance for loan losses involve interpretation of historical data, the aging of receivables, current default trends by origination year, the impact of loan seasoning, current economic conditions, the economic outlook, and the FICO® scores of the borrowers at the time of origination. To the extent that our estimates change, our results of operations could be adversely affected. During 2010 and 2011, in addition to recognizing an estimate of loan losses on current loan originations, we recorded $69.7 million and $13.0 million, respectively, of charges as a result of changing our estimate of future loan losses on loans originated prior to our implementation of FICO® score-based credit underwriting standards during December 2008. While we believe our notes receivable are adequately reserved at this time, future defaults may occur at levels greater than we expect. If the future performance of our loans varies from our expectations and estimates, additional charges may be required in the future.

The average annual default rates and delinquency rates (more than 30 days past due) on our notes receivable were as follows:

Average Annual Default Rates	Year Ended December 31,
Division	2009		2010		2011
Notes receivable secured by VOIs:
Loans originated prior to December 15, 2008 (1)	15.1%		13.0%		10.8%
Loans originated on or after December 15, 2008 (1)	1.3	%(2)(3)	5.4	%(2)	6.5	%(2)
Notes receivable secured by homesites	—		11.3	%(4)	14.2%

Delinquency Rates (5)	As of December 31,
Division	2009		2010		2011
Notes receivable secured by VOIs:
Loans originated prior to December 15, 2008 (1)	6.0%		5.3%		4.9%
Loans originated on or after December 15, 2008 (1)	2.0	%(3)	3.3%		3.0%
Notes receivable secured by homesites	22.5	%(4)	11.5%		3.1%

(1)	On December 15, 2008, we implemented our FICO®-score based credit underwriting program.
(2)	Reflects, in management’s opinion, the benefits of our FICO®-score based credit underwriting standards as well as our policy that loans are not defaulted until after 120 days past due.
(3)	The average annual default rate and the delinquency rate as of December 31, 2009 related to VOI loans originated on or after December 15, 2008 may not reflect sufficient delinquency/default experience of the underlying loans, and therefore, do not represent a meaningful comparison to the other periods presented.
(4)	As of December 31, 2009, we were in the process of foreclosing on a total of nine Bluegreen Communities’ receivables. Had we completed the foreclosure process in 2009, the Bluegreen Communities average annual default rate would have been approximately 7% and 5% during 2009 and 2010, respectively, and the delinquency rate would have been approximately 17% as of December 31, 2009.
(5)	The percentage of our serviced VOI notes receivable portfolio that was over 30 days past due as of the dates indicated.

Substantially all defaulted VOI notes receivable result in a recovery of the related VOI that secured the note receivable, typically soon after default and a nominal cost. We then attempt to resell the recovered VOI in the normal course of business.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies. On an ongoing basis, management evaluates its estimates, including those that relate to the estimated future sales value of inventory; the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; our reserve for loan losses; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as assets held for sale, intangible assets and other long-lived assets; and the estimate of contingent liabilities related to litigation and other claims and assessments. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions. If actual results significantly differ from management’s estimates, our results of operations and financial condition could be materially, adversely impacted.

•	Revenue Recognition and Inventory Cost Allocation.

Sales of Real Estate

In accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Codification Standards (“ACS”) 970-605, Real Estate-Revenue Recognition, we recognize revenue on VOI and homesite sales when a minimum of 10% of the sales price has been received in cash (buyer’s commitment), the legal rescission period has expired, collectability of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. We believe that we use a reasonably reliable methodology to estimate the collectability of the receivables representing the remainder of the sales price of real estate sold. See the further discussion of our policies regarding the estimation of credit losses on our notes receivable below. Should we become unable to reasonably estimate the collectability of our receivables, we may have to defer the recognition of sales and our results of operations could be negatively impacted. Under timeshare accounting rules, the buyer’s minimum cash down payment towards the purchase of our VOIs is met only if the cash down payment received, reduced by the value of certain incentives provided to the buyer at the time of sale, is at least 10% of the sales price. If, after consideration of the value of the incentive, the total down payment received from the buyer is less than 10% of the sales price, the VOI sale, and the related cost of sales and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type or value of sales incentives that we provide to buyers of our VOIs may increase the number of VOI sales being deferred or extend the period during which a sale is deferred, which could materially adversely impact our results of operations.

In cases where development has not been substantially completed, we recognize revenue in accordance with the percentage-of-completion method of accounting. Should our estimates of the total anticipated cost of completing projects increase, we may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which could materially adversely impact our results of operations.

Timeshare accounting rules require the use of an industry-specific relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage — the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of repossessed VOI inventory, generally as a result of the default of the related receivable.

The revenues of Bluegreen Communities, which include homesite sales, are included within the results of discontinued operations for all periods presented in our consolidated statements of operations included in this joint proxy statement/prospectus.

Fee-Based Sales Commissions and Other Operations Revenue

In addition to sales of real estate, we also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered. (1)

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other resort operations.”

(1)	In connection with our management of the property owners’ associations, among other things, we act as agent for the property owners’ association to operate the resort as provided under the management agreement. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners’ association bears all of the economic costs of such personnel and generally pays us in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the property owners’ associations relating to direct pass-through costs are recorded net of the related expenses.

•

Carrying Value of VOI Completed Inventory. We carry our completed VOIs at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair value, less costs to sell.

•

Carrying Value of VOI Held for Development and Under Development and Long-Lived Assets. We evaluate the recovery of our long-lived assets, and our undeveloped real estate properties or real estate properties under development, if certain trigger events occur. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, the asset is written down to its estimated fair value.

•

Carrying Value of Assets Held for Sale. The Purchase and Sale Agreement with Southstar described above provides for the sale of virtually all of the inventory and the fixed assets related to Bluegreen Communities. Therefore, such assets are presented separately on our consolidated balance sheets included in this joint proxy statement/prospectus as “assets held for sale.”

•

The carrying value of assets held for sale is based on the fair value of the assets less estimated costs to sell. The fair value of assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale Agreement with Southstar. During 2011, we recorded non-cash charges of $59.1 million to write down the value of Bluegreen Communities’ assets to estimated fair value less costs to sell.

•

Prior to Bluegreen Communities being classified as a discontinued operation, Bluegreen Communities’ inventory was accounted for based on its status of complete or undeveloped. During 2009 and 2010, we recorded non-cash charges totaling $13.2 million and $19.6 million, respectively, to write down the carrying amount of certain phases of completed Bluegreen

Communities’ properties to their estimated fair value less costs to sell. Additionally, during 2010, we recorded an impairment of $35.0 million to write down the carrying amount of certain undeveloped phases of Bluegreen Communities’ properties to fair value, as we determined that the carrying amounts of these properties would not be recovered by estimated future cash flows. Our assessment consisted of determining recoverability of our costs based on our plans and upon a combination of factors, including, among others, estimates of remaining life-of-project sales for each project, the probability of alternative outcomes, the period required to complete such sales, estimates of costs to complete each project, if needed, and relevant market data.

•

Allowance for Loan Losses on VOI Notes Receivable. We record an estimate of expected uncollectability on our VOI notes receivable as a reduction of revenue at the time we recognize a timeshare sale. We estimate uncollectible VOI notes receivable based on historical uncollectibles for similar VOI notes receivable over the applicable historical period, using a technique referred to as a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of those notes.

We also consider certain qualitative data, including the aging of the respective receivables, current default trends by origination year, current economic conditions, and the FICO® scores of the borrowers. Additionally, under timeshare accounting requirements, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. We review our reserves for loan losses on at least a quarterly basis. If defaults increase, our results of operations could be materially adversely impacted. During 2010 and 2011, in addition to recognizing an estimate of loan losses on current loan originations, we recorded $69.7 million and $13.0 million, respectively, of charges as a result of changing our estimate of future loan losses on loans originated prior to our implementation of FICO® score-based credit underwriting standards during December 2008.

Results of Operations

As described above and elsewhere in this joint proxy statement/prospectus, the operating results of Bluegreen Communities have been classified as discontinued operations due to the decision made by our Board of Directors on June 30, 2011 to seek to sell the division or all or substantially all of its assets. In connection with that determination, we incurred pre-tax charges of $62.0 million with respect to Bluegreen Communities’ assets based on our valuation of the assets held for sale. Additionally, during 2011, our discontinued operations included a pre-tax loss of $8.0 million, which, when combined with the impairment charge and offset by the income tax benefit, resulted in an after-tax loss from discontinued operations of $45.6 million.

During 2011, management modified its measure of “segment operating profit” to include certain costs previously excluded. Accordingly, the segment operating profit for Bluegreen Resorts for the years ended December 31, 2009 and 2010 has been adjusted to reflect the revised presentation.

Information regarding the results of operations for Bluegreen Resorts for the years ended December 31, 2009, 2010 and 2011 is set forth below (dollars in thousands):

	For the Year Ended
	December 31, 2009		December 31, 2010		December 31, 2011
		% of System- wide sales of VOIs, net		% of System- wide sales of VOIs, net		% of System- wide sales of VOIs, net
	Amount		Amount		Amount
System-wide sales of VOIs (1)	$248,820		$295,859		$303,217
Changes in sales deferred under timeshare accounting rules	13,711		818		(537)

System-wide sales of VOIs, net	262,531	100%	296,677	100%	302,680	100%
Less: Sales of third-party VOIs	(31,735)	(12)	(78,805)	(27)	(109,171)	(36)

Gross sales of VOIs	230,796	88	217,872	73	193,509	64
Estimated uncollectible VOI notes receivable (2)	(31,205)	(14)	(94,164)	(43)	(29,374)	(15)

Sales of VOIs	199,591	76	123,708	42	164,135	54
Cost of VOIs sold (3)	(66,589)	(33)	(29,015)	(23)	(40,460)	(25)

Gross profit (3)	133,002	67	94,693	77	123,675	75
Fee-based sales commission revenue	20,057	8	52,966	18	73,673	24
Other fee-based services revenue	57,014	22	67,036	23	70,985	23
Cost of other fee-based services	(33,117)	(13)	(35,075)	(12)	(37,762)	(12)
Net carrying cost of VOI inventory	(6,560)	(2)	(8,965)	(3)	(14,332)	(5)
Selling and marketing expenses	(117,850)	(45)	(137,713)	(46)	(135,554)	(45)
Field general and administrative expenses (4)	(16,919)	(6)	(20,087)	(7)	(19,306)	(6)

Operating profit	$35,627	14%	$12,855	4%	$61,379	20%

(1)	Includes sales of VOIs made on behalf of third parties, which are transacted in the same manner as the sale of our VOI inventory.
(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs.
(3)	Percentages for cost of VOIs sold and gross profit are calculated based on sales of VOIs.
(4)	General and administrative expenses attributable to corporate overhead have been excluded from the table. Corporate general and administrative expenses totaled $43.0 million, $38.3 million and $41.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. (See “Corporate General and Administrative Expenses” below for further discussion.)

Bluegreen Resorts — Year ended December 31, 2011 compared to the year ended December 31, 2010

Sales and Marketing

System-wide sales of VOIs. System-wide sales of VOIs include sales of Bluegreen-owned VOIs as well as sales of VOIs owned by third parties. The sales of third-party VOIs are transacted as sales of timeshare interests in the Bluegreen Vacation Club through the same selling and marketing process we use to sell our VOI inventory. We earn commissions on such sales from third parties. System-wide sales of VOIs increased from $295.9 million in 2010 to $303.2 million in 2011 as a result of an increase in the number of sales transactions and a slightly higher average sales price per transaction.

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third parties for a fee for the periods indicated. The information is provided before giving effect to the deferral of Bluegreen VOI sales in accordance with GAAP:

	For the Year Ended
	2010	2011
Number of sales offices at period-end	20	21
Number of Bluegreen VOI sales transactions	18,504	16,665
Number of sales made on behalf of third parties for a fee	6,426	8,927
Total number of VOI sales transactions	24,930	25,592
Average sales price per transaction	$12,006	$12,065
Number of total prospects tours	160,281	166,024
Sale-to-tour conversion ratio — total prospects	15.6%	15.4%
Number of new prospects tours	92,847	95,954
Sale-to-tour conversion ratio — new prospects	10.6%	10.9%
Percentage of sales to owners	58.3%	57.2%

Gross Sales of VOIs. Gross sales of VOIs represent sales of Bluegreen-owned VOIs as adjusted by changes in sales deferred under timeshare accounting rules. Gross sales of VOIs were $217.9 million and $193.5 million in 2010 and 2011, respectively. Sales of VOIs owned by us decreased during 2011 due to our increased focus on selling VOIs on behalf of third parties in connection with the expansion of our fee-based service sales and marketing business. See “Fee-Based Sales Commission Revenue” below.

Gross sales of VOIs are impacted by the timing of when a sale meets the criteria for revenue recognition. Sales of Bluegreen-owned VOIs that do not meet the revenue recognition criteria as of the end of a period are deferred to a future period until such time as the revenue recognition criteria are met. During 2011, due to the timing of revenue recognition, we realized a net deferral of approximately $0.5 million of sales, compared to a net recognition of approximately $0.8 million of sales in 2010.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, as reduced by the impact of estimated uncollectible VOI notes receivable as further described below. Sales of VOIs were $123.7 million in 2010 compared to $164.1 million in 2011.

VOI revenue is reduced by our estimate of future uncollectible VOI notes receivable. Estimated losses for uncollectible VOI notes receivable vary with the amount of financed sales during the period and changes in our estimates of future note receivable performance for newly originated loans and the future performance of our existing loan portfolio. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were 43% and 15% during 2010 and 2011, respectively. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were higher during 2010 due to the charges recognized during the year in connection with changes in our estimate of future performance on loans generated prior to December 15, 2008 as further described below.

In connection with our quarterly analysis of our loan portfolio, which consists of evaluating the expected future performance of loans with remaining lives of one to ten years, we may identify factors or trends that change our estimate of future loan performance and result in a change in our allowance for loan losses. During the years ended December 31, 2010 and 2011, we reduced revenue by $24.5 million and $16.4 million, respectively, for the estimated future uncollectibles on loans originated in these periods. Additionally, during 2010, and to a lesser extent during 2011, we recorded charges to increase our allowance for uncollectible notes receivable in connection with the lower FICO® score loans generated prior to December 15, 2008, the date on which we implemented FICO® score-based credit standards. In connection with our quarterly analysis of loan performance, we concluded that these lower FICO® score loans have not experienced the same benefit of seasoning as other loans in the same vintage historically have, thus increasing the probability of higher future defaults on such loans, which resulted in charges of $69.7 million and $13.0 million during 2010 and 2011, respectively. While we believe our notes receivable are adequately reserved at this time, actual defaults may differ from our estimates.

Cost of VOIs Sold. Cost of VOIs sold is the cost of Bluegreen VOIs sold during the period and relieved from inventory. During 2010 and 2011, cost of VOIs sold was $29.0 million and $40.5 million, respectively, and represented 23% and 25%, respectively, of sales of VOIs. Cost of VOIs sold as a percentage of sales of VOIs varies between periods based on the relative costs of the specific VOIs sold in each period, changes in the estimated future sales (including future defaults and estimated incremental revenue from the resale of repossessed VOI inventory), and the size of the point packages of the VOIs sold (due to offered volume discounts, including consideration of cumulative sales to existing owners).

Fee-Based Sales Commission Revenue. We earn commissions for the sales of third-party inventory upon the closing of the respective sales transaction. During the years ended December 31, 2010 and 2011, we sold $78.8 million and $109.2 million, respectively, of third-party inventory and earned sales and marketing commissions of $53.0 million and $73.7 million, respectively. Based on an allocation of our selling, marketing and segment general and administrative expenses to these sales, we believe we generated approximately $11.1 million and $17.8 million in pre-tax profits from these sales and marketing fee-based services during the years ended December 31, 2010 and 2011, respectively. The increase in the sales of third-party developer inventory during 2011 is a result of our strategic expansion of our fee-based service business. We anticipate that fee-based services will be a greater portion of our revenues in the future, although our efforts in this respect may not be successful.

Net Carrying Cost of VOI Inventory. We are responsible for paying maintenance fees and developer subsidies for unsold Bluegreen VOI inventory, which is paid to the property owners’ associations that maintain the resorts. We attempt to mitigate this expense, to the extent possible, through the rental of our owned VOIs. Accordingly, the net carrying cost for our unsold inventory fluctuates with the number of VOIs we own and the number of resorts subject to the developer subsidy arrangements, as well as proceeds from rental and sampler activity. During 2010 and 2011, the carrying cost of our inventory was $19.0 million and $23.4 million, respectively, and was partly offset by rental and sampler revenues, net of expenses, of $10.0 million and $9.1 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses were $137.7 million and $135.6 million during 2010 and 2011, respectively. As a percentage of system wide sales, net, selling and marketing expenses remained relatively consistent during the years at 45% in 2011 and 46% in 2010. Our overall sale-to-tour ratios decreased slightly during 2011 to 15.4%, compared to 15.6% in 2010. Sales to owners, which carry a relatively lower marketing cost, accounted for 57.2% of system-wide sales during 2011, as compared to 58.3% during 2010.

Field General and Administrative Expenses. Field general and administrative expenses, which represent expenses directly attributable to our resort sales and marking operations and exclude corporate overhead, were $20.1 million and $19.3 million during 2010 and 2011, respectively. As a percentage of system-wide sales, net, field general and administrative expenses decreased slightly to 6% during 2011 from 7% during 2010.

Other Fee-Based Services

Revenue and costs related to our other fee-based services were as follows (in thousands):

	For the Year Ended
	2010	2011
Revenues:
Fee-based management services	$50,783	$55,423
Title operations	9,486	8,171
Other	6,767	7,391

Total other fee-based services revenue	67,036	70,985

Costs:
Fee-based management services	26,027	27,660
Title operations	2,304	2,785
Other	6,744	7,317

Total cost of other fee-based services	35,075	37,762

Profit:
Fee-based management services	24,756	27,763
Title operations	7,182	5,386
Other	23	74

Total other fee-based services profit	$31,961	$33,223

Other Fee-Based Services Revenue. Our other fee-based services revenue consists primarily of fees earned for providing management services and fees earned for providing title services for VOI transactions. We provide management services to the Bluegreen Vacation Club and to a majority of the property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with our management services provided to the Bluegreen Vacation Club, we manage the club reservation system, provide owner services, and perform billing and collections services.

Revenues generated by other fee-based services were $67.0 million and $71.0 million during 2010 and 2011, respectively. Revenues related to other fee-based services increased in 2011 as we provided services to more VOI owners and managed more timeshare resorts on behalf of property owners’ associations. As of December 31, 2011, we managed 45 timeshare resort properties and hotels compared to 43 as of December 31, 2010. The increase in management services revenue was partly offset by a reduction in fees earned from title services during 2011, as a result of an initiative implemented during 2010 which reduced our processing back-log and had an impact of increasing 2010 title fee revenues.

We intend to continue to pursue our efforts to provide resort management and title services to resort developers and others, on a cash-fee basis. While our efforts to do so may not be successful, we hope that this will become an increasing portion of our business over time.

Cost of Other Fee-Based Services. Cost of other fee-based services was $35.1 million and $37.8 million in 2010 and 2011, respectively. This increase in the cost during 2011 was due to the additional service volume described above.

Bluegreen Resorts—Year ended December 31, 2010 compared to the year ended December 31, 2009

Sales and Marketing

System-wide sales of VOIs. System-wide sales of VOIs include sales of Bluegreen-owned VOIs as well as sales of VOIs owned by third parties. We began selling and marketing vacation ownership inventory on behalf of third parties for a fee in July 2009. The sales on behalf of third parties are transacted through the same selling and marketing process we use to sell our owned VOI inventory.

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third parties for a fee for the periods indicated. The information is provided before giving effect to the deferral of sales in accordance with GAAP:

	For the Year Ended
	2009	2010
Number of sales offices at period-end	21	20
Number of Bluegreen VOI sales transactions	19,602	18,504
Number of sales made on behalf of third parties for a fee	2,593	6,426
Total number of VOI sales transactions	22,195	24,930
Average sales price per transaction	$11,324	$12,006
Number of total prospects tours	139,801	160,281
Sale-to-tour conversion ratio — total prospects	15.9%	15.6%
Number of new prospects tours	80,590	92,847
Sale-to-tour conversion ratio — new prospects	11.7%	10.6%
Percentage of sales to owners	55.0%	58.3%

Gross Sales of VOIs. Gross sales of VOIs represent sales of Bluegreen-owned VOIs as adjusted by changes in sales deferred under timeshare accounting rules. Gross sales of VOIs were $230.8 million and $217.9 million in 2009 and 2010, respectively.

Gross sales of VOIs are impacted by the timing of when a sale meets the criteria for revenue recognition. Sales of Bluegreen-owned VOIs that do not meet the revenue recognition criteria as of the end of a period are deferred to a future period until such time as the revenue recognition criteria are met. During 2010, due to the timing of revenue recognition, we realized a net recognition of approximately $0.8 million of sales, compared to a net recognition of approximately $13.7 million of sales in 2009.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, reduced by our estimate of future uncollectible VOI notes receivable. Sales of VOIs were $199.6 million in 2009 compared to $123.7 million in 2010. Estimated losses for uncollectible VOI notes receivable vary with the amount of financed sales during the period, and changes in our estimates of future note receivable performance for newly originated loans and the future performance of our existing loan portfolio. During the years ended December 31, 2010 and 2009, we reduced revenue by $24.5 million and $31.2 million, respectively, for the estimated future uncollectibles on loans originated in these periods. Additionally, during 2010, we recorded charges of $69.7 million to increase our allowance for uncollectible notes receivable in connection with the lower FICO® score loans generated prior to December 15, 2008, the date on which we implemented FICO® score-based credit standards. In connection with our analysis of loan performance which we performed during 2010, we concluded that these lower FICO® score loans have not experienced the same benefit of seasoning as other loans in the same vintage historically have, thus resulting in the probability of higher future defaults on such loans.

Cost of VOIs Sold. Cost of VOIs sold was $66.6 million and $29.0 million in 2009 and 2010, respectively. Cost of VOIs sold varies between periods based on the sales volumes, the relative costs of the specific VOIs sold in each respective period and the size of the point packages of the VOIs sold. Additionally, cost of VOIs sold during 2010 was impacted by the decrease in the overall carrying cost of our VOI inventory due to the adoption of ASU 2009-16 and ASU 2009-17, effective January 1, 2010. In addition, the increase in our loan loss reserve during 2010 impacted our future projected product margins, which decreased the carrying cost of inventory in accordance with applicable timeshare accounting rules.

During the year ended December 31, 2010, Bluegreen Resorts’ gross profit percentage was 77%, compared to 67% during the year ended December 31, 2009. The increase in the gross profit percentages during 2010 is mainly attributed to the decrease in the carrying cost of our VOI inventory as a result of the adoption of the new accounting standards on January 1, 2010, as described above.

Fee-Based Sales Commission Revenue. As described above, in July 2009, we began selling and marketing VOIs owned by third parties for a fee. We earn commissions for the sales of third-party VOIs upon the closing of the respective sales transaction.

During the years ended December 31, 2009 and 2010, we sold $31.7 million and $78.8 million, respectively, of third-party VOIs and earned sales and marketing commissions of $20.1 million and $53.0 million, respectively. Based on an allocation of our selling, marketing and segment general and administrative expenses to these sales, we believe we generated approximately $3.6 million and $11.1 million in pre-tax profits by providing these sales and marketing fee-based services during the years ended December 31, 2009 and 2010, respectively.

Net Carrying Cost of VOI Inventory. The carrying cost of our VOI inventory includes maintenance fees and developer subsidies on VOIs in Bluegreen-owned inventory that are paid to the property owners’ associations that maintain the resorts. We partially mitigate this expense, to the extent possible, through the rental of our owned VOIs. Accordingly, the net carrying cost of developer inventory fluctuates with the number of VOIs we hold and the number of resorts subject to developer subsidy arrangements, as well as revenue realized from rental and sampler activity. During 2009 and 2010, the carrying cost of our developer inventory totaled approximately $19.8 million and $19.0 million, respectively, and was offset by rental and sampler revenues, net of expenses, of $13.2 million and $10.0 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses for Bluegreen Resorts were $117.9 million and $137.7 million during 2009 and 2010, respectively. Selling and marketing expenses increased during 2010, compared to 2009 as we expanded our marketing activity consistent with the increase in our system-wide sales of VOIs. As a percentage of system-wide sales, net, selling and marketing expenses were 46% and 45% during 2010 and 2009, respectively. Our overall sale-to-tour ratios decreased slightly during 2010 to 15.6%, compared to 15.9% in 2009. Sales to owners, which carry a relatively lower marketing cost, accounted for 58% of system-wide sales during 2010, as compared to 55% during 2009.

Field General and Administrative Expenses. Field general and administrative expenses for Bluegreen Resorts were $16.9 million and $20.1 million during 2009 and 2010, respectively. Field general and administrative expenses for Bluegreen Resorts increased during 2010, compared to 2009 due to additional spending required to support the increased level of sales activity. As a percentage of system-wide sales, net, field general and administrative expenses increased to 7% during 2010 as compared to 6% during 2009.

Other Fee-Based Services

Revenue and costs related to our other resort fee-based services were as follows (in thousands):

	For the Year Ended
	2009	2010
Revenues:
Fee-based management services	$44,620	$50,783
Title operations	7,197	9,486
Other	5,197	6,767

Total other fee-based services revenue	57,014	67,036
Costs:
Fee-based management services	24,454	26,027
Title operations	2,184	2,304
Other	6,479	6,744

Total cost of other fee-based services	33,117	35,075
Profit:
Fee-based management services	20,166	24,756
Title operations	5,013	7,182
Other	(1,282)	23

Total other fee-based service profit	$23,897	$31,961

Other Fee-Based Services Revenue. Our other fee-based services revenue consists primarily of fees earned for providing management services and fees earned for providing title services for VOI transactions. In exchange for fees, we provide management services to the Bluegreen Vacation Club and to a majority of the property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with our management services provided to Bluegreen Vacation Club, we manage the club reservation system and provide owner services as well as billing and collections services.

Revenues generated by other fee-based services were $57.0 million and $67.0 million during 2009 and 2010, respectively. Revenues related to other fee-based services increased in 2010 as a result of additional fees earned by providing services to more VOI owners and from managing more timeshare resorts on behalf of property owners’ associations. As of December 31, 2010, we managed 43 timeshare resort properties and hotels compared to 37 as of December 31, 2009. Additionally, our revenues related to title services increased due to a reduction in our processing back-log and the increase in the number of system-wide VOI sales transactions.

Cost of Other Fee-Based Services. Cost of other fee-based services was $33.1 million and $35.1 million in 2009 and 2010, respectively. The increase in the cost during 2010 was due to the additional service volumes described above.

Interest Income and Interest Expense. As of December 31, 2010 and 2011, our net interest spread primarily included the interest earned on $712.1 million and $619.6 million, respectively, of gross VOI notes receivable, net of interest expense incurred on $571.9 million and $479.3 million, respectively, of related receivable-backed debt. The following table details the sources of interest income and interest expense (in thousands):

	For the Years Ended December 31,
	2009	2010	2011
Interest Income:
VOI notes receivable:
Non-securitized	$26,150	$25,317	$24,315
Securitized	23,412	80,508	69,683
Retained interest in notes receivable sold	19,186	—	—
Other	589	638	655

Total interest income	69,337	106,463	94,653

Interest Expense:
Receivable-backed notes payable:
Recourse	5,518	7,122	10,037
Non-recourse	8,434	36,356	28,993

Total interest expense on receivable-backed notes payable	13,952	43,478	39,030
Other	18,246	18,067	14,878

Total interest expenses	32,198	61,545	53,908

Net interest spread	$37,139	$44,918	$40,745

Interest Income. The decrease in interest income during 2011 compared to 2010 was a result of the continued decrease in our VOI notes receivable portfolio, which in turn was due to both the maturing of the portfolio as well as our efforts to increase cash sales and collect higher down payments on those VOI sales that we do finance. We expect that our notes receivable portfolio will continue to decrease in the near term due to these factors.

The increase in total interest income on notes receivable during 2010 as compared to 2009 reflects a higher average balance of our vacation ownership notes receivable and to a lesser extent, higher interest rates charged on timeshare loans originated on or after November 1, 2008. As discussed above, the average balances of our notes receivable increased during 2010 as a result of the consolidation of notes receivable held by seven of our special purpose finance entities that were previously reported “off-balance-sheet.” Accordingly, we previously did not recognize interest income on such notes receivable, but instead recognized interest income through the accretion of interest on our retained interests in the notes held by these entities. As of January 1, 2010, the amount of receivables, net of allowance, that would have been previously reported “off-balance sheet” was $377.3 million.

Interest Expense. Interest expense decreased in 2011 compared to 2010 due to lower average outstanding debt balances during 2011 as a result of debt repayments. The increase in interest expense on receivable-backed notes payable in 2010 as compared to 2009 reflects a higher average debt balance of additional non-recourse receivable-backed debt recorded on our balance sheet as a result of the consolidation of seven special purpose finance entities as of January 1, 2010. As of January 1, 2010, the outstanding balance of the non-recourse receivable-backed debt previously reported “off-balance sheet” was $411.4 million.

Our other interest expense is mainly comprised of interest on lines of credit and notes payable and our junior subordinated debentures. Other interest expense decreased in 2011 compared to 2010 due to lower average outstanding debt balances during 2011 as a result of debt repayments, partly offset by slightly higher interest rates. Other interest expense remained at consistent levels in 2010 as compared to 2009, as the benefit of a lower average debt balance and lower interest rates on our junior subordinated debentures was offset by higher interest rates on certain extensions to our existing debt agreements.

Our effective cost of borrowing was 6.36%, 7.46% and 7.59% during 2009, 2010 and 2011, respectively.

Mortgage Servicing Operations. Our mortgage servicing operations include processing payments and collection of notes receivable owned by us and by third parties. In addition, our mortgage servicing operations facilitate the monetization of our VOI notes receivable through our various credit facilities and include monthly reporting activities for our lenders and receivable investors.

We earn loan servicing fees from securitization and securitization-type transactions as well as from providing loan servicing to third-party developers. Prior to the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, we recognized servicing fee income for providing mortgage servicing for notes receivable that had been sold to off-balance-sheet special purpose finance entities and for providing loan services to third-party portfolio owners on a cash-fee basis. Beginning in 2010, we ceased recognizing servicing fee income for providing mortgage servicing to our special purpose finance entities as such entities are now consolidated by us and the related loan servicing fees are now reported as a component of interest income.

In 2010, we began earning servicing fee income for servicing the loan portfolios of certain third-party developers in connection with our fee-based service arrangements. Such servicing fee income was approximately $0.2 million and $0.5 million during 2010 and 2011, respectively. As of December 31, 2011, the total principal amount of notes receivable serviced by us under these arrangements was $46.5 million.

The cost of our mortgage servicing operation was $4.5 million, $5.0 million and $5.1 million during 2009, 2010 and 2011, respectively.

Corporate General and Administrative Expenses. Our corporate general and administrative expenses consist primarily of expenses associated with administering the various support functions at our corporate headquarters to support our business operations, including accounting, human resources, information technology, treasury, and legal. In addition, changes in both health insurance and accrued payroll between reporting periods for the entire company are recorded as corporate general and administrative expense.

Corporate general and administrative expenses were $43.0 million, $38.3 million and $41.2 million for 2009, 2010 and 2011, respectively. The $2.9 million, or 8%, increase in 2011 compared to 2010 primarily relates to higher stock-based compensation expense. Stock-based compensation expense was higher in 2011 as a result of expenses recognized in connection with the acceleration of the vesting of stock options held by certain employees (as further described in Note 9 to our consolidated financial statements included in this joint proxy statement/prospectus). Additionally, stock-based compensation expense during 2010 benefited from an increase in expected stock option forfeitures. The $4.7 million, or 11%, decrease in 2010 compared to 2009 primarily relates to lower litigation costs, the benefit of higher than expected forfeitures on certain stock grants and lower company-wide benefit costs.

For a discussion of field selling, general and administrative expenses, see discussion above.

Other Expense, Net. Other expense, net was $1.8 million, $2.8 million and $1.1 million for 2009, 2010 and 2011, respectively. Other expense, net in 2009 includes primarily $3.2 million of expenses incurred in connection with exploring possible alternatives for obtaining liquidity of our notes receivable partially offset by the benefit of the termination of certain of our accrued lease obligations in an amount which was approximately $0.7 million lower than we previously estimated. Other expense, net, during 2010 included a $1.6 million non-cash impairment charge related to a write-down of one of our assets. Other expense, net for 2011 reflects a charge of $1.2 million due to an unfavorable outcome relating to a disputed deposit on an acquisition which was pursued in 2005.

Non-controlling Interests in Income of Consolidated Subsidiary. We include the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC (the “Subsidiary”), our 51%-owned subsidiary, in our consolidated financial statements. The non-controlling interests in income of consolidated subsidiary is the portion of our consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in the Subsidiary. Non-controlling interests in income of consolidated subsidiary was $7.5 million, $8.1 million and $7.7 million for 2009, 2010, and 2011, respectively.

Provision for Income Taxes. Our annual effective tax rate has historically ranged between 35% and 40%, based primarily upon the mix of taxable earnings among the various states in which we operate. Our provision for income taxes in 2009 includes a one-time benefit of approximately $4.6 million for an adjustment to deferred income taxes in the second quarter of 2009, a result of certain temporary book and tax differences being deemed permanent (see Note 11 our consolidated financial statements included in this joint proxy statement/prospectus). In addition to changes in our mix of earnings, our effective tax rate in 2011 was negatively impacted by the expiration of stock options in November 2011. While we recognized compensation expense in accordance with GAAP for these options, we are unable to receive a deduction for income tax purposes because the options expired unexercised.

Discontinued Operations. On March 24, 2011, we announced that we had engaged advisors to explore strategic alternatives for Bluegreen Communities, including a possible sale of the division. On June 30, 2011, our board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a result of this decision, it was determined that Bluegreen Communities met the criteria for classification as discontinued operations. Accordingly, the operating results of Bluegreen Communities, which prior to June 30, 2011 were presented as a separate reporting segment, are included in discontinued operations for all periods in our consolidated statements of operations.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar. The Purchase and Sale Agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Southstar has also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The Agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. However, closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all. See Note 13 to our consolidated financial statements included in this joint proxy statement/prospectus for additional information.

As of the date of this joint proxy statement/prospectus, Southstar has delivered cash deposits totaling $4.5 million, $50,000 of which is non-refundable, and the remainder of which is being held in escrow pending closing and will only be refunded to Southstar in the event the transaction is not consummated as a result of a breach of the agreement by one or more of our subsidiaries which is not timely cured.

Below are the results of discontinued operations for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	For the Year Ended December 31,
	2009		2010		2011
Revenues of discontinued operations	$25,447		$13,447		$10,994
Cost of discontinued operations	(47,226	)(1)	(80,533	)(1)	(16,067)
Loss on the disposal of golf courses	(10,544)		—		—
Loss on assets held for sale	—		—		(61,959)
Interest expense	(3,934)		(4,250)		(2,956)

Loss from discontinued operations before benefit for income taxes	(36,257)		(71,336)		(69,988)
Benefit for income taxes	12,621		24,966		24,423

Loss from discontinued operations, net	$(23,636)		$(46,370)		$(45,565)

(1)	Includes non-cash inventory impairment charges of $13.2 million and $54.6 million during 2009 and 2010, respectively. See additional information below.

Year ended December 31, 2011 compared to the year ended December 31, 2010

Revenues of discontinued operations, which consist primarily of sales of homesites, were $13.4 million and $11.0 million during the 2010 and 2011, respectively. The decrease in revenues in 2011 resulted from a reduced sales volume in the second half of 2011.

Cost of discontinued operations was $80.5 million and $16.1 million during 2010 and 2011, respectively. Cost of discontinued operations primarily consists of cost of sales of real estate, expenses associated with the operation of two golf courses, selling and marketing expenses, and general and administrative expenses. Cost of discontinued operations during 2010 also included non-cash impairment charges of $54.6 million to write-down certain phases of Bluegreen Communities’ properties to their estimated fair value less costs to sell as a result of continued low sales volume, reduced prices and the impact of reduced sales on the forecasted sellout period of the properties.

Loss from discontinued operations during 2011 included a loss on assets held for sale of approximately $62.0 million, primarily the result of non-cash charges to write-down Bluegreen Communities’ assets to fair value less cost to sell. While fair value was derived from the sale price under the Purchase and Sale Agreement described above, the transaction may not be consummated on the contemplated terms or at all. As a result, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from the sales price under the Purchase and Sale Agreement.

Also included in results of discontinued operations is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale and contemplated to be sold under the Purchase and Sale Agreement with Southstar serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility and a $2.0 million deferred fee would be required to be repaid upon the sale of the assets. Interest expense was $4.3 million and $3.0 million during 2010 and 2011, respectively. Interest expense decreased during 2011 due to lower average debt balances as a result of debt repayments.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Revenues of discontinued operations were $25.4 million and $13.4 million during 2009 and 2010, respectively. Homesite sales were adversely impacted by the weakening of the economy in general and the deterioration of the real estate markets, in particular. Bluegreen Communities experienced continued low demand, especially for its higher priced premium homesites.

Cost of discontinued operations was $47.2 million and $80.5 million during 2009 and 2010, respectively. Cost of discontinued operations during 2009 and 2010 included non-cash impairment charges to write-down certain phases of our properties to their estimated fair value less costs to sell. As a result of continued depressed sales volume, reduced prices and the impact of sales levels on the forecasted sell-out period of projects, during the years ended December 31, 2010 and 2009, we recorded non-cash charges to cost of real estate sales of approximately $54.6 million and $13.2 million, respectively, to write-down the carrying amount of certain phases of Bluegreen Communities’ properties to their estimated fair value, less costs to sell, if applicable. We calculated the estimated fair value less costs to sell of these properties as of December 31, 2009 and 2010 based on our analysis of their estimated future cash flows, discounted at rates commensurate with the inherent risk. We estimated future cash flows based upon what we believed to be market participants’ expectations of future performance, given then-current and projected forecasts of the economy and real estate markets in general as well as the forecasted sell-out periods for each community. As of December 31, 2010, we evaluated the carrying value of Bluegreen Communities’ inventory (carrying value was $82.2 million as of December 31, 2010) based upon the probability-weighted average cash flows at various outcomes, including to develop and sell such inventory as retail homesites or to execute on various strategic alternatives which we contemplated pursuing at that time.

During the fourth quarter of 2009, Bluegreen Communities sold four of its golf courses located in North Carolina and Virginia for cash proceeds of approximately $9.4 million, and we realized a loss on the sale of the golf courses of $10.5 million.

Discontinued operations also include interest expense on notes payable which are collateralized by certain Bluegreen Communities inventory and property and equipment as such debt is required to be repaid upon the sale of the related assets. Interest expense was $3.9 million and $4.3 million during 2009 and 2010, respectively. Interest expense was slightly lower during 2009 due to interest capitalized into inventory in connection with homesite development.

Changes in Financial Condition

The following table summarizes our cash flows for 2009, 2010 and 2011 (in thousands):

	For the Year Ended December 31,
	2009	2010	2011
Cash flows provided by operating activities	$14,575	$163,940	$166,671
Cash flows provided by (used in) investing activities	45,647	(5,910)	(4,009)
Cash flows used in financing activities	(50,292)	(156,436)	(153,816)

Net increase in cash and cash equivalents	$9,930	$1,594	$8,846

Cash Flows from Operating Activities. We generated $166.7 million of cash from our operating activities during 2011, as compared to $163.9 million of cash generated during 2010 and $14.6 million of cash generated during 2009. Our operating cash flow increased during 2011 due to the generation of more cash from VOI sales and fee-based services, and a reduction of our inventory development spending, partly offset by lower interest income on notes receivable due to the decreasing balance of the portfolio.

The increase in cash flows from operating activities during 2010 as compared to 2009 was primarily a result of our consolidation of assets, liabilities, and operations of special purpose finance entities upon our adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, which resulted in changes to our cash flow statement in the form of additional cash receipts from securitized notes receivable now being included in operating cash flows (see Note 2 to our consolidated financial statements included in this joint proxy statement/prospectus for further information). Previously, these special purpose finance entities were not consolidated and the net cash flow associated with their operations (which consist of collecting principal and interest payments on notes receivable and making interest and debt repayments) was recorded as a component of investing activities as cash received from retained interests. The increase in cash flows from operating activities during 2010 compared to 2009 was also the result of significantly lower development spending, our successful efforts to receive larger down payments on our sales and generate a higher percentage of cash VOI sales, and increased revenues related to our fee-based services, substantially all of which are provided on a cash basis.

Cash Flows from Investing Activities. We used $4.0 million of cash in our investing activities during 2011, as compared to $5.9 million of cash used during 2010 and $45.6 million of cash generated during 2009. Expenditures in 2010 and 2011 consisted primarily of spending on information technology needed to enhance or maintain operations. Cash used by our investing activities during 2010 also included $2.2 million for the acquisition of the Paradise Point resort. The decrease in cash flows from investing activities during 2010 as compared to 2009 was primarily the result of the required reclassification of cash received from retained interests in notes receivable sold as a result of the adoption of the new accounting guidance (as discussed above in Cash Flows from Operating Activities) compared to amounts received in 2009. Additionally, during 2010, we reduced our spending for property and equipment to $3.7 million, as compared to $7.5 million in 2009, and we realized $9.4 million of cash from the sale of golf courses in 2009.

Cash Flows from Financing Activities. We used $153.8 million of cash in our financing activities during 2011, as compared to $156.4 million of cash used during 2010 and $50.3 million of cash used during 2009. The decrease in cash used in financing activities during 2011 reflects lower payments required to service our lines of credit and notes payable, as well as lower distributions to the non-controlling interest in the Joint Venture. The increase in cash used in financing activities during 2010 as compared to 2009 was related to net repayments (i.e., repayments net of borrowings) of $82.4 million related to our debt collateralized by notes receivable during 2010, compared to net repayments of $8.5 million during 2009. The securitization debt is repaid as mortgage payments are received on the notes receivable that serve as collateral for the debt. The net repayments of notes receivable-backed debt in 2010 reflect the consolidation of securitization debt as a result of adopting ASU 2009-16 and ASU 2009-17 effective January 1, 2010. Additionally, we entered into two securitization transactions during 2010 pursuant to which we received aggregate gross proceeds of $131.9 million, $117.9 of which was used to pay down our receivables purchase facility with BB&T. In addition, we repaid $56.9 million under our lines-of-credit and notes payable during 2010, compared to net repayments of $37.1 million during 2009. For additional information on the availability of cash from our existing credit facilities as well as our repayment obligations, see “Liquidity and Capital Resources” below.

Liquidity and Capital Resources

Our primary sources of funds from internal operations are: (i) cash sales, (ii) down payments on VOI sales which are financed, (iii) proceeds from the sale of, or borrowings collateralized by, notes receivable, including cash received from our residual interests in such transactions, (iv) cash from our finance operations, including mortgage servicing fees and principal and interest payments received on the purchase money mortgage loans arising from sales of VOIs, and (v) net cash generated from our sales and marketing fee-based services and other resort fee-based services, including our resorts management operations.

During 2011, including down payments received on financed sales, 58% of our VOI sales were paid in cash within approximately 30 days from the contract date. We believe that the amount of cash received within 30 days is a result of (i) incentives paid to our sales associates for generating cash sales volume, and (ii) point-of-sale credit card programs provided by third parties for our customers. Should such programs change or be eliminated, our percentage of cash sales could decrease significantly.

While the vacation ownership business has historically been capital intensive, our principal goal in the current environment has been to emphasize the generation of “free cash flow” (defined as cash flow from operating and investing activities) by (i) incentivizing our sales associates and creating programs with third-party credit card companies to generate higher percentages of our sales in cash compared to historical levels, as discussed above; (ii) maintaining sales volumes that allow us to focus on what we believe to be the most efficient marketing channels available to us; (iii) minimizing capital and inventory expenditures; and (iv) utilizing our sales and marketing, mortgage servicing, resort management services, title and construction expertise to pursue fee-based-service business relationships that require minimal up-front capital investment and have the potential to produce strong cash flows for us.

Historically, our business model has depended on the availability of credit in the commercial markets. VOI sales are generally dependent upon us providing financing to our buyers. Our ability to sell and/or borrow against our notes receivable from VOI buyers has been a critical factor in our continued liquidity. When we sell VOIs, a financed buyer is only required to pay a minimum of 10% to 20% of the purchase price in cash at the time of sale; however, selling, marketing, and administrative expenses attributable to the sale are primarily cash expenses that generally exceed the buyer’s minimum required down-payment. Accordingly, having financing facilities available for the hypothecation, sale, or transfer of these VOI receivables has been a critical factor in our ability to meet our short and long-term cash needs. We have attempted to diversify our sources of such financing facilities. Historically, we have relied on our ability to sell receivables in the term securitization market in order to generate liquidity and create capacity in our receivable facilities. In addition, maintaining adequate VOI inventory to sell and pursue growth into new markets has historically required us to incur debt for the acquisition, construction and development of new resorts. We believe that in general we currently have adequate completed VOIs in inventory to satisfy our needs for the next several years, although we expect to develop VOIs at our Bluegreen/Big Cedar Joint Venture in the near-term. Accordingly, except for development at the Bluegreen/Big Cedar Joint Venture, we expect acquisition and development expenditures to remain at current levels in the near term. Furthermore, if the opportunity to acquire a strategic property on favorable terms presents itself, we may decide to acquire or develop more inventory in the future which would increase our acquisition and development expenditures and may require us to incur additional debt. We currently expect development expenditures during 2012 to be in a range of approximately $20.0 million to $25.0 million, with the majority of spending related to the Bluegreen/Big Cedar Joint Venture.

We may seek to raise additional debt or equity financing in the future to fund operations or repay outstanding debt, however, such financing may not be available to us on favorable terms or at all. If our efforts are unsuccessful, our liquidity would be significantly adversely impacted. In light of the current trading price of our common stock, financing involving the issuance of our common stock or securities convertible into our common stock would be highly dilutive to our existing shareholders.

Our levels of debt and debt service requirements have several important effects on our operations, including the following: (i) our significant debt service cash requirements reduce the funds available for operations and future business opportunities and increases our vulnerability to adverse economic and industry conditions, as well as conditions in the credit markets, generally; (ii) our leverage position increases our vulnerability to economic and competitive pressures; (iii) the financial covenants and other restrictions contained in indentures, credit agreements and other agreements relating to our indebtedness require us to meet certain financial tests and restrict our ability to, among other things, borrow additional funds, dispose of assets or make investments; and (iv) our leverage position may limit funds available for working capital, capital expenditures, acquisitions and general corporate purposes. In addition, certain of our financing arrangements restrict our ability in the near term to pay cash dividends on our common stock and repurchase shares. Certain of our competitors operate on a less leveraged basis and have greater operating and financial flexibility than we do.

Certain of the assets contemplated to be sold under the Purchase and Sale Agreement with Southstar serve as collateral for our outstanding H4BG Communities facility, which had an aggregate outstanding balance of approximately $23.9 million at December 31, 2011. Under the terms of the facility, the entire amount of such debt and a $2.0 million deferred fee would be required to be repaid in connection with the sale of the assets, including upon consummation of the sales transaction with Southstar. In addition, certain of our outstanding facilities with Wells Fargo and RFA, which had an aggregate outstanding balance of approximately $21.1 million at December 31, 2011, require the prior consent of the lenders to the merger with BFC. The Wells Fargo loan ($19.9 million outstanding as of December 31, 2011) is due the earlier of June 30, 2012 or the closing of the merger. RFA has indicated that they intend to consent to the merger, and we are in the process of legal documentation on such consent.

Credit Facilities

The following is a discussion of our material purchase and credit facilities, including those that were important sources of our liquidity as of December 31, 2011. These facilities do not constitute all of our outstanding indebtedness as of December 31, 2011. Our other indebtedness includes outstanding junior subordinated debentures and borrowings collateralized by real estate inventories that were not incurred pursuant to a significant credit facility.

Credit Facilities for Bluegreen Receivables with Future Availability

We maintain various credit facilities with financial institutions that provide receivable financing for our operations. We had the following credit facilities with future availability as of December 31, 2011 (in thousands):

	Borrowing Limit	Outstanding Balance as of December 31, 2011	Availability as of December 31, 2011	Advance Period Expiration; Borrowing Maturity	Borrowing Rate; Rate as of December 31, 2011
BB&T Purchase Facility(1)	$50,000	$28,810	$21,190	December 2012; December 2015	30 day LIBOR +3.50%; 4.75%(3)

2011 Liberty Bank Facility(1)(2)	60,000	10,858	12,665	February 2013; February 2016	Prime Rate +2.25%; 6.50%(4)

CapitalSource Facility(1)	30,000	—	30,000	September 2013; September 2016	30 day LIBOR+5.75%; 6.50%(5)

	$140,000	$39,668	$63,855

(1)	Facility is revolving during the advance period, providing additional availability as the facility is paid down, subject to eligible collateral and applicable terms and conditions.
(2)	In February 2011, we entered into a new revolving hypothecation facility with certain existing participants in the Liberty-led syndicate. Availability under the 2011 Liberty Bank Facility is reduced by the amounts outstanding to the extending participants under the 2008 Liberty Bank Facility, as the aggregate amount outstanding to such participants under the 2008 Liberty Bank Facility and the 2011 Liberty Bank Facility at any point in time cannot exceed $60.0 million. The amount outstanding under the 2008 Liberty Bank Facility to the extending participants was $36.5 million as of December 31, 2011.
(3)	Interest charged on this facility is subject to a LIBOR floor of 1.25%
(4)	Interest charged on this facility is subject to a floor of 6.50%.
(5)	Interest charged on this facility is subject to a LIBOR floor of 0.75%.

BB&T Purchase Facility. We have a timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”) (the “BB&T Purchase Facility”). During October 2011, we amended the BB&T Purchase Facility to allow for maximum outstanding borrowings of $50.0 million and extend the revolving advance period from December 17, 2011 to December 17, 2012. The BB&T Purchase Facility provides for the financing of our timeshare receivables at an advance rate of 67.5% through the revolving advance period, subject to the terms of the facility and eligible collateral. The BB&T Purchase Facility matures three years after the expiration of the revolving advance period (such three-year period, the “Term-Out Period”), or earlier as provided under the facility. The interest rate on the BB&T Purchase Facility prior to the commencement of the Term-Out Period is the 30-day LIBOR rate plus 3.5% (4.75% as of December 31, 2011). During the Term-Out Period, the interest rate will be the 30-day LIBOR rate plus 5.5%. The 30-day LIBOR rate is subject to a floor of 1.25%.

Additionally, subject to the terms of the facility, we will receive the excess cash flows generated by the receivables financed under the facility (excess meaning after customary payments of fees, interest and principal under the facility) until the commencement of the Term-Out Period, at which point all of the excess cash flow will be paid to BB&T until the outstanding balance is paid in full.

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The BB&T Purchase Facility is nonrecourse and is not guaranteed by us.

During 2011, we pledged $45.7 million of VOI notes receivable to this facility and received cash proceeds of $30.9 million. We also repaid $2.1 million on the facility.

2011 Liberty Bank Facility. In February 2011, we entered into a $60.0 million revolving hypothecation facility (the “2011 Liberty Bank Facility”) with certain participants in our 2008 Liberty Bank Facility. (See “Other Outstanding Receivable-Backed Notes Payable—2008 Liberty Bank Facility” below for information regarding the 2008 Liberty Bank Facility.) The 2011 Liberty Bank Facility provides for an 85% advance on eligible receivables pledged under the facility during a two-year period ending in February 2013, subject to eligible collateral and terms and conditions we believe to be customary for transactions of this type. Availability under the 2011 Liberty Bank Facility is reduced by amounts currently outstanding to certain syndicate participants under the 2008 Liberty Bank Facility ($36.5 million as of December 31, 2011), but as outstanding amounts on the 2008 Liberty Bank Facility amortize over time, the 2011 Liberty Bank Facility will revolve up to $60.0 million. Principal and interest are repaid as cash is collected on the pledged receivables, with the remaining balance due in February 2016. Indebtedness under the 2011 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011).

During 2011, we pledged $14.9 million of VOI notes receivable to this facility and received cash proceeds of $12.7 million. We also repaid $1.8 million on the facility.

CapitalSource Facility. On September 20, 2011, we entered into a $30.0 million revolving timeshare receivables hypothecation facility (the “CapitalSource Facility”) with CapitalSource Bank. The CapitalSource Facility provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during the two-year revolving credit period ending in September 2013. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which we believe are typically consistent with loans originated under our current credit underwriting standards, are subject to an 80% advance rate. The CapitalSource Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 45% advance rate. Principal repayments and interest are to be paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rate after the two-year revolving credit period, with the remaining balance being due in September 2016. The CapitalSource Facility bears interest at the 30-day LIBOR plus 5.75%, subject to a LIBOR floor of 0.75% (6.50% as of December 31, 2011). As of December 31, 2011 there were no amounts borrowed and outstanding under this facility, however, we pledged $7.6 million of VOI receivables and borrowed $6.1 million under the CapitalSource Facility through the first quarter of 2012.

Other Outstanding Receivable-Backed Notes Payable

We have outstanding obligations under various receivable-backed credit facilities and securitizations that have no remaining future availability as the advance periods have expired. Information regarding these facilities and securitizations is set forth in the table below (dollars in thousands):

	Balance as of December 31, 2011	Borrowing Maturity	Borrowing Rate; Rate as of December 31, 2011
2008 Liberty Bank Facility	$49,742	August 2014	Prime + 2.25%; 6.50%(1)

NBA Receivables Facility	16,758	September 2017, October 2018(2)	30 day LIBOR+5.25%; 6.75%(3)

GE Bluegreen/Big Cedar Facility	15,551	April 2016	30 day LIBOR+1.75%; 2.05%

Legacy Securitization (4)	15,826	September 2025	12.00%

RFA Receivables Facility	1,281	February 2015(5)	30 day LIBOR+4.00%; 4.30%

Quorum Purchase Facility	7,508	December 2030	8.00%

Other Non-Recourse Receivable-Backed Notes Payable	332,996	December 2015 – March 2026	5.27% - 7.35%

	$439,662

(1)	Interest charged on this facility is subject to a floor of 6.50%
(2)	$11.8 million of the amount outstanding as of December 31, 2011 matures on September 30, 2017, and $5.0 million matures on October 31, 2018.
(3)	Interest charged on this facility is subject to a floor of 6.75%.
(4)	Legacy Securitization debt bears interest at a coupon rate of 12% and was issued at a discount resulting in an effective yield of 18.5%. The associated debt balance is presented net of the discount of $1.8 million.
(5)	See discussion below for information regarding a possible acceleration of the debt upon consummation of the merger with BFC.

2008 Liberty Bank Facility. We have an outstanding revolving timeshare receivables hypothecation facility with a syndicate of lenders led by Liberty Bank and assembled by Wellington Financial (“2008 Liberty Bank Facility”). Amounts borrowed under the facility and incurred interest are repaid as cash is collected on the pledged receivables. The advance period under the 2008 Liberty Bank Facility has expired, and all outstanding borrowings are scheduled to mature no later than August 27, 2014. Indebtedness under the 2008 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011). During 2011, we repaid $17.8 million on the facility.

NBA Receivables Facility. In September 2010, Bluegreen/Big Cedar Joint Venture entered into a $20.0 million timeshare notes receivable hypothecation facility with the National Bank of Arizona (“NBA”). Bluegreen Corporation has guaranteed the full payment and performance of Bluegreen/Big Cedar Joint Venture in connection with this facility. The facility provides an 85% advance on eligible receivables, subject to terms and conditions which we believe to be customary for facilities of this type. At the time of closing of the transaction, $23.5 million of eligible receivables were pledged and we received an advance of $20.0 million. The availability period under the facility expired on June 30, 2010; however the facility was amended during May 2011 to allow us to pledge additional timeshare receivables through October 31, 2011, with additional advances not to exceed $5.0 million, subject to a total $20.0 million borrowing limit for all amounts outstanding under the facility.

All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. In addition, the principal balance must be paid down to certain target balances periodically. Indebtedness under this facility bears interest at the 30-day LIBOR plus 5.25%, subject to a floor of 6.75% (6.75% as of December 31, 2011).

The unpaid balance related to advances made prior to the May 2011 amendment, $11.8 million of which was outstanding as of December 31, 2011, matures on September 30, 2017. The unpaid balance related to the additional advances made pursuant to the May 2011 amendment, $5.0 million of which was outstanding as of December 31, 2011, matures on October 31, 2018.

During 2011, we pledged $5.9 million of VOI notes receivable to this facility and received cash proceeds of $5.0 million. We also repaid $6.6 million on this facility.

GE Bluegreen/Big Cedar Receivables Facility. The Bluegreen/Big Cedar Joint Venture has an outstanding VOI receivables credit facility with GE (the “GE Bluegreen/Big Cedar Receivables Facility”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with the GE Bluegreen/Big Cedar Receivables Facility. The advance period under this facility has expired, and all outstanding borrowings are scheduled to mature no later than April 16, 2016. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under the facility bears interest adjusted monthly at a rate equal to the 30-day LIBOR rate plus 1.75% (2.05% as of December 31, 2011). During 2011, we repaid $8.3 million on this facility.

Legacy Securitization. In September 2010, we completed a securitization transaction of the lowest FICO®-score loans previously financed in the BB&T Purchase Facility discussed above. Substantially all of the timeshare receivables included in this transaction were generated prior to December 15, 2008, the date that we implemented our FICO® score-based credit underwriting program, and had FICO® scores below 600.

In this securitization, BXG Legacy 2010 LLC, a wholly-owned special purpose subsidiary of Bluegreen, issued $27.0 million of notes payable secured by a portfolio of timeshare receivables totaling $36.1 million. While the notes payable have a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. The notes payable generated gross proceeds to us of $24.3 million (before fees and reserves and expenses we believe to be customary for transactions of this type), which were used to repay a portion of the outstanding balance under the BB&T Purchase Facility. While ownership of the timeshare receivables included in the Legacy Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing.

We guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equal to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. During 2011, we repaid $7.7 million, respectively, of the outstanding balance on the Legacy Securitization notes payable, including shortfall payments totaling $3.8 million in connection with our guarantee.

RFA Receivables Facility. We have an outstanding receivables facility with Resort Finance America LLC (“RFA”) (the “RFA Receivables Facility”). The advance period under this facility has expired and all outstanding borrowings are scheduled to mature no later than February 2015. The terms of the facility require that we obtain RFA’s consent prior to consummating the merger with BFC. While RFA has indicated that they intend to consent to the merger, if we do not ultimately obtain such consent, the entire outstanding balance under the RFA Receivables Facility, which totaled approximately $1.3 million as of December 31, 2011, would be due and payable upon the closing of the merger. During 2011, we repaid $1.9 million under this facility.

Quorum Purchase Facility. On December 22, 2010, we entered into a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). Pursuant to the terms of the facility and subject to certain conditions precedent, Quorum agreed to purchase eligible timeshare receivables from us or certain of our subsidiaries up to an aggregate $20.0 million purchase price through December 22, 2011. The facility also contemplates for Quorum to have the ability to purchase additional receivables subject to advance rates, fees and other terms to be agreed upon from time to time over and above the initial $20.0 million commitment, pursuant to the terms of the facility and subject to certain conditions precedent. The terms of the Quorum Purchase Facility reflect an 80% advance rate and a program fee rate of 8% per annum. Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, we will receive all of the excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payment of customary fees and return of amounts invested by Quorum under the facility on a pro-rata basis as borrowers make payments on their timeshare loans).

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The Quorum Purchase Facility is non-recourse and is not guaranteed by us.

During 2011, we pledged $10.1 million of VOI notes receivable to this facility and received cash proceeds of $8.1 million. We also repaid $0.7 million on the facility.

In March 2012, the Quorum Purchase Facility was amended and expanded whereas Quorum agreed to purchase eligible timeshare receivables from us or certain of our subsidiaries up to an aggregate $25.0 million purchase price through March 31, 2013. The amended terms of the Quorum Purchase Facility reflect an 83% advance rate and a program fee rate of 6.5% per annum.

Other Non-Recourse Receivable-Backed Notes Payable

In addition to the above described facilities, we have other non-recourse securitization debt outstanding. While the ownership of VOI receivables under these securitizations was transferred for legal purposes, these transfers have been accounted for as secured borrowings since January 1, 2010 and therefore are included on our balance sheet. Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and to fund required reserves, if any, with the remaining balance of such cash retained by us. During 2011, we repaid $103.2 million under these facilities.

Credit Facilities for Bluegreen Inventories without Existing Future Availability

We have outstanding obligations under various credit facilities and other notes payable collateralized by our inventories. As of December 31, 2011, these included the following significant items (dollars in thousands):

	Outstanding Balance as of December 31, 2011	Borrowing Maturity (1)	Borrowing Rate; Rate as of December 31, 2011
RFA AD&C Facility	$21,619	June 2012(6)	30-day LIBOR+4.50%; 4.80%(6)

H4BG Communities Facility	23,889	December 2012(2)	Prime + 2.00%; 8%(3)

Wells Fargo Term Loan	19,858	April 2012(5)	30-day LIBOR + 6.87%; 7.17%

Foundation Capital	12,860	October 2015	8%(4); 8%

Textron AD&C Facility	3,866	April 2013	Prime + 1.50%; 4.75%

Fifth Third Bank Note Payable	2,909	April 2023	30-day LIBOR+3.00%; 3.30%

Other Lines-of-Credit and Notes Payable	1,816	January 2014 –March 2023	5.00% – 6.88%

	$86,817

(1)	Repayment of the outstanding amount is effected through release payments as the related collateral is sold, subject to periodic minimum required amortization between December 31, 2011 and maturity.

(2)	This facility is secured by certain of Bluegreen Communities’ assets and will become due and payable upon the sale of such assets if consummated prior to the note maturity date. See additional information below.
(3)	The interest rate on this facility is subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20.0 million, and (2) 6.0% thereafter.
(4)	The borrowing rate under this facility is fixed at 8% through October 2013 and changes thereafter to Prime Rate plus 4.75% or the lender specified rate, not to exceed 9%.
(5)	In February 2012, the borrowing maturity on this facility was extended to June 30, 2012. See discussion below for information regarding a possible acceleration of the debt upon consummation of the merger with BFC.
(6)	During March 2012, the borrowing maturity on this facility was extended until December 31, 2012, subject to further extensions at our option with respect to certain amounts outstanding. In addition the interest rate was increased to 10.0%. See further discussion below.

RFA AD&C Facility. This facility was used to finance the acquisition and development of certain of our resorts and currently has one outstanding project loan, which is collateralized by our Bluegreen Club 36TM resort in Las Vegas, Nevada (the “Club 36 Loan”). Principal payments are effected through agreed-upon release prices as timeshare interests in the Club 36 resort that serve as collateral under the facility are sold, subject to periodic minimum required amortization. As of December 31, 2011, we had no availability under this facility. During 2011, we repaid $30.6 million of the outstanding balance under this facility, including the repayment in full of a loan collateralized by our Fountains Resort in Orlando, Florida.

On March 30, 2012, an amendment to the documents governing the Club 36 Loan was entered into. Pursuant to the amendment, the maturity date for the Club 36 Loan was extended from June 30, 2012 until December 31, 2012. In addition, at our option and upon the payment of certain additional fees, we may further extend the maturity date of the Club 36 Loan until June 30, 2013 with respect to approximately $9.1 million of the amounts outstanding under the facility (which represents 50% of the approximately $18.1 million outstanding under the facility at March 30, 2012), provided no event of default has occurred and is continuing. The amendment also increased the interest rate under the Club 36 Loan from LIBOR plus 4.5% (4.8% as of December 31, 2011) to a fixed rate of 10%.

H4BG Communities Facility. The H4BG Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects: Havenwood at Hunter’s Crossing (New Braunfels, Texas); The Bridges at Preston Crossings (Grayson County, Texas); King Oaks (College Station, Texas); Vintage Oaks at the Vineyard (New Braunfels, Texas); and Sanctuary Cove at St. Andrews Sound (Waverly, Georgia). In addition, the H4BG Communities Facility is secured by the following golf courses: The Bridges at Preston Crossings (Grayson County, Texas) and Sanctuary Cove (Waverly, Georgia).

Principal payments are effected through agreed-upon release prices as real estate collateralizing the H4BG Communities Facility is sold, subject to minimum required amortization. The interest rate on the H4BG Communities Facility is the Prime Rate plus 2.0%, subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20 million, and (2) 6.0% thereafter. As the outstanding balance was approximately $23.9 million as of December 31, 2011, the interest rate under the facility as of December 31, 2011 was 8.0%. The H4BG Communities Facility also requires that a fee of $2.0 million be paid to the lender upon the maturity of the facility. During 2011, we repaid $7.0 million of the outstanding balance under this facility.

The facility is scheduled to mature on December 31, 2012, however, if the assets that secure the facility are sold prior to the scheduled maturity date, the facility will mature upon the sale of the assets and a $2.0 million deferred fee paid will also be due at that time. The assets to be sold under the Purchase and Sale Agreement with Southstar relating to substantially all of the assets which comprise Bluegreen Communities include the assets pledged as collateral under this facility.

Wells Fargo Term Loan. On April 30, 2010, we entered into a definitive agreement with Wells Fargo Bank, N.A. (“Wells Fargo”), which amended, restated and consolidated our then existing notes payable and line-of-credit with Wachovia Bank, N.A. into a single term loan with Wells Fargo (the “Wells Fargo Term Loan”). The notes payable and line-of-credit which were consolidated into the Wells Fargo Term Loan had a total outstanding balance of $36.4 million as of April 30, 2010. Under the terms of the agreement, principal payments are effected through agreed-upon release prices as real estate collateralizing the Wells Fargo Term Loan is sold. In addition to the resort projects previously pledged as collateral for the various notes payable to Wachovia, we pledged additional timeshare interests, resorts real estate, and the residual interests in certain of our sold VOI notes receivable as collateral for the Wells Fargo Term Loan. As required by the terms of the Wells Fargo Term Loan, Wells Fargo received, as additional collateral, the residual interest in a term securitization transaction we completed in December 2010. The Wells Fargo Term Loan bears interest at the 30-day LIBOR plus 6.87% (7.17% as of December 31, 2011) and was originally scheduled to mature in April 2012. In February 2012, the facility was amended to extend the maturity date to June 30, 2012, with four $4.5 million minimum installments to be paid monthly starting March 2012. If the merger with BFC should close prior to the scheduled maturity, all amounts outstanding under the Wells Fargo Term Loan shall be due and payable. During 2011, we repaid $10.9 million under this facility.

Foundation Capital. In 2010, in two separate transactions, we acquired Paradise Point Resort and a 109-acre development parcel, both located in close proximity to the existing Wilderness Club at Big Cedar. A portion of each of the acquisitions was financed with a separate note payable to Foundation Capital Resources, Inc (“Foundation Capital”), with both notes totaling $13.2 million. The real estate property acquired in connection with these transactions serves as collateral on the notes payable. Both notes payable to Foundation Capital have maturities of five years (the note underlying the 109-acre parcel purchase has a two-year extension provision subject to certain conditions) and bear interest at a rate of 8% for three years, which then adjusts to the lower of Prime plus 4.75% or the lender specified rate, not to exceed 9%. Repayments of the notes will be based upon release payments from future sales of VOIs located on the underlying properties, subject to minimum payments stipulated in the agreements. During 2011, we repaid $0.3 million of the outstanding balance.

Textron AD&C Facility. We had a master acquisition, development and construction facility loan agreement (the “Textron AD&C Facility”) with Textron Financial Corporation (“Textron”). The Textron AD&C Facility was used to facilitate the borrowing of funds for resort acquisition and development activities. Interest on the Textron AD&C Facility is equal to the Prime Rate plus 1.25% — 1.50% (4.75% as of December 31, 2011) and is due monthly. The advance period under the Textron AD&C Facility has expired.

The outstanding balance under the Textron AD&C facility as of December 31, 2011 of $3.9 million relates to the sub-loan used for the acquisition of our Atlantic Palace Resort in Atlantic City, New Jersey (the “Atlantic Palace Sub-Loan”). We pay Textron principal payments as we sell timeshare interests that collateralize the Atlantic Palace Sub-Loan, subject to periodic minimum required principal amortization. The final maturity of outstanding borrowings under the Atlantic Palace Sub-Loan is April 2013.

During 2011, we repaid $5.4 million under this facility.

Fifth Third Bank Note Payable. In April 2008, we purchased a building in Myrtle Beach, South Carolina. The purchase price was $4.8 million, of which $3.4 million was financed by a note payable to Fifth Third Bank. Principal and interest on amounts outstanding under the note are payable monthly through maturity in April 2023. The interest rate under the note equals the 30-day LIBOR plus 3.00% (3.30% as of December 31, 2011). During 2011, we repaid $0.2 million under this note.

Commitments

Our material commitments as of December 31, 2011 included the required payments due on our receivable-backed debt, lines-of-credit and other notes payable, commitments to complete our projects based on our sales contracts with customers and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments, net of unamortized discount, required on all of our outstanding debt (including our receivable-backed debt, lines-of-credit and other notes and debentures payable) and our non-cancelable operating leases by period date, as of December 31, 2011 (in thousands):

	Payments Due by Period
	Less than 1 year	1 — 3 Years	4 — 5 Years	After 5 Years	Total
Contractual Obligations
Receivable-backed notes payable (1)	$868	$57,692	$72,144	$348,626	$479,330
Lines-of-credit and notes payable	67,442	4,969	12,390	2,016	86,817
Jr. subordinated debentures	—	—	—	110,827	110,827
Noncancelable operating leases	6,117	11,659	11,519	22,204	51,499

Total contractual obligations	74,427	74,320	96,053	483,673	728,473

Interest Obligations (2)
Receivable-backed notes payable	31,233	62,497	53,565	148,234	295,529
Lines-of-credit and notes payable	3,744	2,249	955	423	7,371
Jr. subordinated debentures	6,326	12,038	12,038	115,124	145,526

Total contractual interest	41,303	76,784	66,558	263,781	448,426

Total contractual obligations	$115,730	$151,104	$162,611	$747,454	$1,176,899

(1)	Legacy Securitization payments included in the receivable-backed notes payable after 5 years are presented net of a discount of $1.8 million.
(2)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at December 31, 2011.

We estimate that the cash required to satisfy our development obligations related to resort buildings and resort amenities is approximately $6.0 million as of December 31, 2011. We also estimate that the cash required to satisfy our obligations related to Bluegreen Communities projects that were substantially sold-out and as a result are not part of the sale to Southstar, is approximately $0.7 million as of December 31, 2011. We plan to fund these expenditures over the next three to five years, primarily with cash generated from operations; however, we may not be able to generate the cash from operations necessary to complete these commitments and actual costs may exceed the amounts estimated. Each of the foregoing estimates assumes that we are not obligated to develop any building, project or amenity in which a commitment has not been made pursuant to a sales contract with a customer or other obligations; however, we anticipate that we will incur such obligations in the future.

We believe that our existing cash, anticipated cash generated from operations, anticipated future permitted borrowings under existing or proposed credit facilities and anticipated future sales of notes receivable under the purchase facilities and one or more replacement facilities we will seek to put in place will be sufficient to meet our anticipated working capital, capital expenditures and debt service requirements, including the contractual payment of the obligations set forth above, for the foreseeable future, subject to the successful implementation of ongoing strategic initiatives and the ongoing availability of credit. We will continue our efforts to renew, extend or replace any credit and receivables purchase facilities that have expired or that will expire or, in certain circumstances, accelerate in the near term. We may, in the future, also obtain additional credit facilities and may issue corporate debt or equity securities. Any debt incurred or issued by us may be secured or unsecured, bear interest at fixed or variable rates and may be subject to such terms as the lender may require. In addition, our efforts to renew or replace the credit facilities or receivables purchase facilities which have expired or which are scheduled to expire in the near term may not be successful, and sufficient funds may not be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements or receivables purchase facilities to meet our cash needs, including our debt service obligations. To the extent we are not able to sell notes receivable or borrow under such facilities, our ability to satisfy our obligations would be materially adversely affected.

Our credit facilities, indentures, and other outstanding debt instruments, and receivables purchase facilities include what we believe to be customary conditions to funding, eligibility requirements for collateral, cross-default and other acceleration provisions, certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, the repurchase of securities, payment of dividends, investments in joint ventures and other restricted payments, the incurrence of liens, and transactions with affiliates, as well as covenants concerning net worth, fixed charge coverage requirements, debt-to-equity ratios, portfolio performance requirements, cash balances and events of default or termination. In the future, we may be required to seek waivers of such covenants, and we may not be successful in obtaining waivers, and such covenants may limit our ability to raise funds, sell receivables, satisfy or refinance our obligations or otherwise adversely affect our operations. Further, certain of our outstanding debt includes covenants which restrict our ability to pay cash dividends on or repurchase shares of our common stock. In addition, our future operating performance and ability to meet our financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which may be beyond our control.

Off-balance-sheet Arrangements

As of December 31, 2011, we did not have any “off-balance sheet” arrangements.

LEGAL MATTERS

The legality of the securities to be issued in connection with the merger and certain U.S. federal income tax consequences related to the merger will be passed upon for BFC by Stearns Weaver Miller Weissler Alhadeff  & Sitterson, P.A., Miami, Florida.

EXPERTS

The audited financial statements of BFC Financial Corporation included in this joint proxy statement/prospectus and the effectiveness of BFC Financial Corporation’s internal control over financial reporting as of December 31, 2011, except as they relate to Bluegreen Corporation, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting, except as they relate to Bluegreen Corporation, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Bluegreen Corporation included in the joint proxy statement, which is referred to and made a part of this joint proxy statement/prospectus and registration statement of BFC Financial Corporation, and the effectiveness of Bluegreen Corporation’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon and included herein. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Bluegreen Corporation, and the financial statements and management’s assessment of the effectiveness of internal control over financial reporting of BFC Financial Corporation, to the extent they relate to Bluegreen Corporation, have been included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

No business, other than as described in this joint proxy statement/prospectus, will be transacted at the BFC special meeting or the Bluegreen special meeting.

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRMS

PricewaterhouseCoopers LLP served as BFC’s independent registered certified public accounting firm for each of the years ended December 31, 2010 and 2011. A representative of PricewaterhouseCoopers LLP is expected to be present at the BFC special meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders of BFC.

Ernst & Young LLP served as Bluegreen’s independent registered public accounting firm for each of the years ended December 31, 2010 and 2011. A representative of Ernst & Young LLP is expected to be present at the Bluegreen special meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders of Bluegreen.

HOUSEHOLDING OF PROXY MATERIAL

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. Each of BFC and Bluegreen as well as some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, or BFC’s transfer agent, American Stock Transfer & Trust Company, LLC, or Bluegreen’s transfer agent, Computershare, as applicable, that they or the companies will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. However, BFC or Bluegreen, as applicable, will deliver promptly upon written or oral request a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single joint proxy statement/prospectus was delivered. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement in the future, or if you are receiving multiple proxy statements and would like to request delivery of a single proxy statement in the future, please notify your broker if your shares are held in a brokerage account or comply with the following instructions if you hold registered shares. Holders of registered shares of BFC’s Class A Common Stock or Class B Common Stock should contact American Stock Transfer & Trust Company by calling by calling 800-937-5449 or by sending a written request to American Stock Transfer & Trust Company, 59 Maiden Lane — Plaza Level, New York, NY 10038, Attn: Marianela Patterson. Holders of registered shares of Bluegreen’s Common Stock should notify Computershare by sending a written request to Computershare, 300 Galleria Parkway, Suite 1020, Atlanta, GA, 30339, Attn: Cassandra Shedd.

ADVANCE NOTICE PROCEDURES

AND FUTURE SHAREHOLDER PROPOSALS

BFC’s Advance Notice Procedures. Under BFC’s Amended and Restated Bylaws, as currently in effect and proposed to be amended in connection with the merger, no business may be brought before an annual meeting of shareholders unless it is specified in the notice of the annual meeting of shareholders or is otherwise brought before the annual meeting of shareholders by or at the direction of BFC’s board of directors or by a shareholder entitled to vote who has delivered written notice to BFC’s Secretary (containing certain information specified in BFC’s Amended and Restated Bylaws about the shareholder and the proposed action) not less than 90 or more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. However, if the date of BFC’s annual meeting of shareholders changes by more than 30 days from the date of the preceding year’s annual meeting of shareholders, written notice of the proposed business must be received by BFC within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting of shareholders. For BFC’s 2012 annual meeting of shareholders, (i) BFC must have received written notice of proposed business from a shareholder between January 18 and February 17, 2012 or (ii) if the annual meeting is held after June 16, 2012, such notice must be received by BFC within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting. In addition, any shareholder who wishes to submit a nomination to BFC’s board of directors must deliver written notice of the nomination within the applicable time period set forth above and comply with the information requirements in BFC’s Amended and Restated Bylaws relating to shareholder nominations. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in BFC’s proxy materials relating to BFC’s 2012 annual meeting of shareholders, as discussed below.

Shareholder Proposals for BFC’s Annual Shareholder Meetings. Shareholders of BFC interested in submitting a proposal for inclusion in BFC’s proxy materials for an annual shareholders meeting may do so by following the procedures relating to shareholder proposals set forth in the rules and regulations promulgated under the Exchange Act. To be eligible for inclusion in BFC’s proxy materials for its 2012 annual meeting of shareholders, such proposals must have been received by BFC’s Secretary at BFC’s main offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, by December 31, 2011 (or, if the meeting is held after June 16, 2012, such later date as BFC specifies in a report filed under the Exchange Act).

Shareholder Proposals for Bluegreen’s 2012 Annual Meeting of Shareholders. Proposals of Bluegreen’s shareholders intended to be presented at Bluegreen’s 2012 annual meeting of shareholders, in the event the merger is not consummated prior to the time of such annual meeting, must have been received by Bluegreen not later than February 28, 2012 (or such other date as specified in a report filed by Bluegreen under the Exchange Act) to be considered for inclusion in Bluegreen’s proxy materials relating to the annual meeting and on or before May 13, 2012 (or such other date as specified in a report filed by Bluegreen under the Exchange Act) for matters to be considered timely such that, pursuant to Rule 14a-4 under the Exchange Act, Bluegreen may not exercise its discretionary authority to vote on such matters at the annual meeting. Any such proposals should be sent to the attention of Anthony M. Puleo, Secretary, at Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Other requirements for inclusion are set forth in the SEC’s rules and regulations promulgated under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

BFC and Bluegreen file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that BFC and Bluegreen file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Shareholders of BFC and Bluegreen can also contact the information agent for the merger, Georgeson, at (888) 613-9988 for answers to their questions regarding the merger.

BFC has supplied all information contained in this joint proxy statement/prospectus relating to BFC, and Bluegreen has supplied all information contained in this joint proxy statement/prospectus relating to Bluegreen.

BFC has filed a registration statement and made certain filings under the Securities Act with the SEC with respect to the merger and the shares of BFC’s Class A Common Stock to be issued to Bluegreen’s shareholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of BFC filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at the address of, or website maintained by, the SEC, in each case as set forth above.

You should rely only on the information contained in this joint proxy statement/prospectus. BFC and Bluegreen have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. You should assume that the information in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of BFC’s Class A Common Stock in the merger creates any implication to the contrary.

BFC’S FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of

BFC Financial Corporation

In our opinion, based on our audits and the report of other auditors with respect to the December 31, 2011 and 2010 consolidated financial statements, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of BFC Financial Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements or internal control over financial reporting of Bluegreen Corporation (“Bluegreen”), an approximately 54 percent-owned consolidated subsidiary of the Company at December 31, 2011 and 2010. The 2011 Bluegreen financial statements audited by other auditors were prepared on a “historical” basis (prior to purchase accounting adjustments from the November 2009 acquisition discussed in Note 3 to the financial statements) and reflect total assets of $1,096.8 million and total revenue of $403.4 million (subsequently adjusted by the Company to total assets of $1,054.4 million and total revenue of $402.8 million for the application and subsequent effect of purchase accounting adjustments). The 2010 Bluegreen financial statements audited by other auditors were prepared on a “historical” basis (prior to purchase accounting adjustments from the November 2009 acquisition) and reflect total assets of $1,255.9 million and total revenue of $350.2 million (subsequently adjusted by the Company to total assets of $1,195.8 million and total revenue of $323.2 million for the application and subsequent effect of purchase accounting adjustments). We audited the purchase accounting adjustments necessary to convert the “historical” basis financial statements of Bluegreen to the basis reflected in the Company’s consolidated financial statements. The financial statements and internal control over financial reporting of Bluegreen Corporation were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for Bluegreen Corporation and as to the effectiveness of its internal control over financial reporting as of December 31, 2011, is based solely on the reports of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As explained in Note 1, on November 1, 2011, BankAtlantic Bancorp, an approximately 53 percent-owned consolidated subsidiary of the Company at December 31, 2011, entered into a Stock Purchase Agreement (the “Agreement”) with an unaffiliated financial-holding company, which was amended on March 13, 2012. The Agreement provides for the sale of all of the shares of capital stock of BankAtlantic, BankAtlantic Bancorp’s wholly owned banking subsidiary. The transaction is anticipated to close during the second quarter of 2012, subject to regulatory approval and certain conditions in the Agreement.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management’s assessment and our audit of BFC Financial Corporation’s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Savings and Loan Holding Companies (OTS Form H-(b) 11) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

March 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for its qualified special purpose entities associated with past securitization transactions as a result of the adoption of Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bluegreen Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

March 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Bluegreen Corporation

We have audited Bluegreen Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bluegreen Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bluegreen Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bluegreen Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 28, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

March 28, 2012

BFC Financial Corporation

Consolidated Statements of Financial Condition

(In thousands, except share data)

	December 31,
	2011	2010
ASSETS
Cash and due from other banks	$183,048	178,868
Interest bearing deposits in other banks	675,741	455,538
Restricted cash ($38,913 in 2011 and $41,243 in 2010 held by variable interest entities (“VIEs”)	62,727	62,249
Securities available for sale at fair value	62,803	465,020
Investment securities, at cost which approximates fair value	256	2,033
Tax certificates, net of allowance of $7,488 in 2011 and $8,811 in 2010	46,488	89,789
Federal Home Loan Bank (“FHLB”) stock, at cost which approximates fair value	18,308	43,557
Loans held for sale	55,601	29,765
Loans receivable, net of allowance for loan losses of $129,887 in 2011 and $162,139 in 2010	2,442,236	3,009,721
Notes receivable, including gross securitized notes of $375,904 in 2011 and $420,274 in 2010, net of allowance of $73,260 in 2011 and $93,398 in 2010	517,836	574,969
Accrued interest receivable	18,432	22,010
Inventory	213,325	265,319
Real estate owned	87,174	74,488
Investments in unconsolidated affiliates	12,343	12,455
Properties and equipment, net	191,568	206,189
Goodwill	12,241	12,241
Intangible assets, net	72,804	78,918
Assets held for sale	—	37,334
Assets held for sale from discontinued operations	35,035	90,654
Prepaid Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessment	12,715	22,008
Other assets	57,474	79,941

Total assets	$4,778,155	5,813,066

LIABILITIES AND EQUITY
Liabilities:
Interest bearing deposits	$2,433,216	2,758,032
Non-interest bearing deposits	846,636	792,012
Deposits held for sale	—	341,146

Total deposits	3,279,852	3,891,190
Advances from FHLB	—	170,000
Securities sold under agreements to repurchase	—	21,524
Other short term borrowings	—	1,240
Receivable-backed notes payable, (including $385,140 in 2011 and $459,030 in 2010 held by VIEs	478,098	569,214
Notes and mortgage notes payable and other borrowings	108,533	228,184
Junior subordinated debentures	477,316	461,568
Deferred income taxes	24,645	28,663
Deferred gain on settlement of investment in subsidiary	29,875	11,305
Liabilities related to assets held for sale from discontinued operations	11,156	11,387
Other liabilities	174,634	186,634

Total liabilities	4,584,109	5,580,909

Commitments and contingencies (See Note 23)

Preferred stock of $.01 par value; authorized - 10,000,000 shares:
Redeemable 5% Cumulative Preferred Stock - $.01 par value; authorized 15,000 shares issued and outstanding 15,000 shares with redemption value of $1,000 per share	11,029	11,029

Equity:
Class A common stock of $.01 par value, authorized 150,000,000 shares; issued and outstanding 70,274,972 in 2011 and 68,521,497 in 2010	703	685
Class B common stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 6,859,751 in 2011 and 6,859,751 in 2010	69	69
Additional paid-in capital	232,705	230,748
Accumulated deficit	(100,873)	(88,853)
Accumulated other comprehensive (loss) income	(12,863)	223

Total BFC Financial Corporation (“BFC”) shareholders’ equity	119,741	142,872
Noncontrolling interests	63,276	78,256

Total equity	183,017	221,128

Total liabilities and equity	$4,778,155	5,813,066

See Notes to Consolidated Financial Statements.

BFC Financial Corporation

Consolidated Statements of Operations

(In thousands, except per share data)

	For the Years Ended December 31,
	2011	2010	2009
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$169,998	167,306	24,267
Other resorts fee-based revenue	70,985	65,979	5,073
Fee based sales commission and other revenues	74,421	55,524	7,852
Interest income	88,125	93,613	12,182

	403,529	382,422	49,374

Financial Services:
Interest income	143,819	178,735	225,762
Service charges on deposits	42,608	59,844	75,739
Other service charges and fees	26,404	30,140	29,542
Securities activities, net	5,435	2,864	11,180
Gain on sale of Tampa branches	38,603	—	—
Other non-interest income	14,002	12,613	11,864

	270,871	284,196	354,087

Total revenues	674,400	666,618	403,461

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	27,058	43,094	106,873
Cost of sales of other resort operations	52,094	46,863	3,538
Interest expense	62,582	80,101	16,690
Selling, general and administrative expenses	215,254	226,753	62,977
Impairment of goodwill	—	—	2,001
Other expenses	1,304	2,839	2,148

	358,292	399,650	194,227

Financial Services:
Interest expense	31,382	39,665	74,852
Provision for loan losses	71,638	144,361	232,658
Employee compensation and benefits	73,047	93,950	108,245
Occupancy and equipment	44,152	53,589	58,576
Advertising and promotion	6,413	8,598	8,646
Check losses	2,066	2,421	4,188
Professional fees	16,209	20,438	14,629
Supplies and postage	3,316	3,954	4,173
Telecommunication	1,600	2,533	2,481
Cost associated with debt redemption	1,125	60	7,463
Provision for tax certificates	2,783	4,552	3,388
Lease termination costs	(1,211)	3,601	2,156
Employee termination costs	(192)	3,971	2,024
Impairment of loans held for sale	3,794	—	—
Impairment of assets held for sale	—	4,469	—
Impairment of goodwill	—	—	8,541
Impairment of real estate owned	14,215	6,830	4,124
FDIC deposit insurance assessment	9,591	10,148	10,990
Other expenses	16,952	23,716	26,333

	296,880	426,856	573,467

Total costs and expenses	655,172	826,506	767,694

(CONTINUED)

	For the Years Ended December 31,
	2011	2010	2009

Gain on bargain purchase of investment in Bluegreen	$—	—	182,849
Gain (loss) on settlement of investment in subsidiary	10,690	(977)	29,679
Gain on extinguishment of debt	11,625	13,049	—
Equity in (loss) earnings from unconsolidated affiliates	1,256	(851)	33,381
Impairment of unconsolidated affiliates	—	—	(31,181)
Impairment of other investments	—	—	(2,396)
Investment gains	—	—	6,654
Other income	1,837	2,687	3,104

Income (loss) from continuing operations before income taxes	44,636	(145,980)	(142,143)
Less: Provision (benefit) for income taxes	20,957	9,215	(67,500)

Income (loss) from continuing operations	23,679	(155,195)	(74,643)
Loss from discontinued operations, less income tax benefit of $21,591, $9,110 and $1,400 for 2011, 2010 and 2009, respectively	(43,185)	(24,992)	(18,689)

Net loss	(19,506)	(180,187)	(93,332)
Less: Net loss attributable to noncontrolling interests	(8,236)	(76,339)	(120,611)

Net (loss) income attributable to BFC	(11,270)	(103,848)	27,279
Preferred stock dividends	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(12,020)	(104,598)	26,529

Basic and Diluted (Loss) Earnings Per Common Share
Attributable to BFC (Note 34):
Basic (Loss) Earnings Per Common Share
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80
Loss per share from discontinued operations	(0.31)	(0.19)	(0.33)

Net (loss) income per common share	$(0.16)	(1.39)	0.47

Diluted (Loss) Earnings Per Common Share
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80
Loss per share from discontinued operations	(0.31)	(0.19)	(0.33)

Net (loss) income per common share	$(0.16)	(1.39)	0.47

Basic weighted average number of common shares outstanding	75,790	75,379	57,235

Diluted weighted average number of common and common equivalent shares outstanding	75,898	75,379	57,235

Amounts attributable to BFC common shareholders:
Income (loss) from continuing operations, net of tax	$11,351	(90,181)	45,901
Loss from discontinued operations, net of tax	(23,371)	(14,417)	(19,372)

Net (loss) income	$(12,020)	(104,598)	26,529

See Notes to Consolidated Financial Statements.

BFC Financial Corporation

Consolidated Statements of Operations

(In thousands, except per share data)

BFC Financial Corporation

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Net loss	$(19,506)	(180,187)	(93,332)

Other comprehensive (loss) income , net of tax:
Unrealized (loss) gains on securities available for sale	(5,740)	4,340	13,876
Provision for income taxes	—	1,310	555

Unrealized (loss) gains on securities available for sale, net of tax	(5,740)	3,030	13,321

Net change from defined benefit plan	(5,464)	1,655	7,765
Provision for income taxes	—	—	2,222

Net change from defined benefit plan, net of tax	(5,464)	1,655	5,543

Unrealized losses associated with retained interests in notes receivables sold	—	—	(1,513)
Benefit for income taxes	—	—	(588)

Unrealized losses associated with retained interests in notes receivables sold, net of tax	—	—	(925)

Unrealized gains associated with investment in unconsolidated affiliates	—	—	29
Provision for income taxes	—	—	—

Unrealized gains associated with investment in unconsolidated affiliates, net of tax	—	—	29

Reclassification adjustments:
Realized net periodic pension costs	(1,111)	(1,356)	(2,005)
Net realized loss on securities available for sale	(7,448)	(3,296)	(12,435)

Reclassification adjustments	(8,559)	(4,652)	(14,440)

Other comprehensive (loss) income, net of tax	(19,763)	33	3,528

Comprehensive loss	(39,269)	(180,154)	(89,804)
Less: Comprehensive loss attributable to noncontrolling interest	(14,913)	(77,375)	(117,610)

Total comprehensive (loss) income attributable to BFC	$(24,356)	(102,779)	27,806

See Notes to Consolidated Financial Statements.

BFC Financial Corporation

Consolidated Statements of Changes in Equity

For Each of the Years in the Three Year Period Ended December 31, 2011

(In thousands)

	Shares of Common Stock Outstanding		Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Total BFC Shareholders’ Equity	Non- controlling Interest in Subsidiaries	Total Equity
	Class A	Class B
Balance, December 31, 2008	38,254	6,875	382	69	123,562	(8,848)	(2,298)	112,867	262,554	375,421
Net income (loss)	—	—	—	—	—	27,279	—	27,279	(120,611)	(93,332)
Noncontrolling interests from acquisitions	—	—	—	—	—	—	—	—	71,344	71,344
Other comprehensive income, net of taxes	—	—	—	—	—	—	527	527	3,001	3,528
Merger transaction (Note 3)	30,246	—	303	—	94,676	—	—	94,979	(99,583)	(4,604)
Transfer of shares of Common Stock	21	(21)	—	—	—	—	—	—	—	—
Pro rata share of the cumulative effect of accounting changes recognized by Bluegreen on retained interests in notes receivable sold	—	—	—	—	—	485	—	485	1,575	2,060
Net effect of subsidiaries’ capital transactions attributable to BFC	—	—	—	—	8,333	—	—	8,333	—	8,333
Noncontrolling interest net effect of subsidiaries’ capital transactions	—	—	—	—	—	—	—	—	41,032	41,032
Cash dividends on 5% Preferred Stock	—	—	—	—	—	(750)	—	(750)	—	(750)
Share-based compensation related to stock options and restricted stock	—	—	—	—	1,363	—	—	1,363	—	1,363

Balance, December 31, 2009	68,521	6,854	$685	$69	$227,934	$18,166	$(1,771)	$245,083	$159,312	$404,395
Cumulative effect of change								—		—
in accounting principle (Note 4)	—	—	—	—	—	(2,421)	925	(1,496)	(1,073)	(2,569)

Balance beginning of year, as adjusted			$685	$69	$227,934	$15,745	$(846)	$243,587	$158,239	$401,826
Net loss	—	—	—	—	—	(103,848)	—	(103,848)	(76,339)	(180,187)
Other comprehensive income (loss)	—	—	—	—	—	—	1,069	1,069	(1,036)	33
Issuance of Class B Common Stock from exercise of options	—	6	—	—	2	—	—	2	—	2
Net effect of subsidiaries’ capital transactions attributable to BFC	—	—	—	—	1,760	—	—	1,760	—	1,760
Noncontrolling interest net effect of subsidiaries’ capital transactions	—	—	—	—	—	—	—	—	(2,608)	(2,608)
Cash dividends on 5% Preferred Stock	—	—	—	—	—	(750)	—	(750)	—	(750)
Share-based compensation related to stock options	—	—	—	—	1,052	—	—	1,052	—	1,052

Balance, December 31, 2010	68,521	6,860	$685	$69	$230,748	$(88,853)	$223	$142,872	$78,256	$221,128

(CONTINUED)

BFC Financial Corporation

Consolidated Statements of Changes in Equity

For Each of the Years in the Three Year Period Ended December 31, 2011

(In thousands)

	Shares of Common Stock Outstanding		Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Total BFC Shareholders’ Equity	Non- controlling Interest in Subsidiaries	Total Equity
	Class A	Class B
Net loss	—	—	—	—	—	(11,270)	—	(11,270)	(8,236)	(19,506)
Other comprehensive loss	—	—	—	—	—	—	(13,086)	(13,086)	(6,677)	(19,763)
Net effect of subsidiaries’ capital transactions attributable to BFC	—	—	—	—	1,453	—	—	1,453	—	1,453
Noncontrolling interest net effect of subsidiaries’ capital transactions	—	—	—	—	—	—	—	—	(67)	(67)
Issuance of restricted Class A Common Stock	1,754	—	18	—	(18)	—	—	—		—
Cash dividends on 5% Preferred Stock	—	—	—	—	—	(750)	—	(750)	—	(750)
Share-based compensation	—	—	—	—	522	—	—	522	—	522

Balance, December 31, 2011	70,275	6,860	$703	$69	$232,705	$(100,873)	$(12,863)	$119,741	$63,276	$183,017

See Notes to Consolidated Financial Statements.

BFC Financial Corporation

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Operating activities:
Net loss	$(19,506)	(180,187)	(93,332)
Adjustment to reconcile net loss to net cash provided by operating activities:
Provision for loan valuation allowances for loan losses, REO and tax certificates, net	88,637	155,743	240,169
Provision for notes receivable allowances	23,686	46,059	3,986
Restructuring charges, impairments and exit activities	2,991	14,645	9,209
Realized gain on extinguishment of debt	(11,625)	(13,049)	—
Depreciation, amortization and accretion, net	16,653	7,447	24,016
Share-based compensation expense	5,643	5,082	4,724
Securities activities, net	(5,492)	(2,864)	(17,834)
Net (gains) losses on sales of real estate owned, real estate, loans held for sale and office properties and equipment	(5,792)	(325)	(515)
Gain on sale of BankAtlantic Tampa branches	(38,603)	—	—
Stifel stock received as earn-out consideration pursuant to the Ryan Beck sales agreement	—	—	(8,589)
Gain on bargain purchase of Bluegreen	—	—	(182,849)
(Gain) loss on settlement of investment in Woodbridge’s subsidiary	(10,690)	977	(29,679)
Originations of loans held for sale, net	(3,961)	(49,593)	(74,764)
Proceeds from sales of loans held for sale	19,495	52,678	74,325
Equity in (earnings ) loss from unconsolidated affiliates	(1,256)	851	(33,381)
Impairment of unconsolidated affiliates	—	—	31,181
Impairment of investments	—	—	2,396
Impairment of assets held for sale	55,120	—	—
Impairment of real estate inventory and long lived assets	622	36,553	114,910
Impairment of goodwill	—	—	10,542
(Increase) decrease in deferred income tax (benefit) provision	(4,374)	(875)	869
Deferred interest on junior subordinated debentures	14,729	14,051	14,139
Interest accretion on retained interests in notes receivable sold	—	—	2,065
Net costs associated with debt redemption	1,125	60	7,463
Decrease (increase) in inventory	21,235	23,975	(2,610)
Decrease in accrued interest receivable	3,578	10,269	9,538
Decrease (increase) in other assets	26,583	73,062	(89,628)
Decrease in notes receivable	48,723	64,604	3,431
(Decrease) increase in other liabilities	(7,266)	10,239	(13,259)

Net cash provided by operating activities	220,255	269,402	6,523

(CONTINUED)

BFC Financial Corporation

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Investing activities:
Proceeds from redemption and maturity of tax certificates	$62,051	118,471	228,522
Purchase of tax certificates	(21,887)	(102,118)	(125,228)
Proceeds from the maturities of interest bearing deposits	39,905	—	—
Investment in interest bearing deposits	—	(45,560)	—
Proceeds from sales of securities available for sale	104,239	93,361	341,426
Proceeds from maturities of securities available for sale	301,512	192,233	146,543
Purchase of securities available for sale	(9,926)	(393,610)	(91,141)
Decrease (increase) in restricted cash	(526)	(2,545)	19,519
Cash paid in settlement of subsidiary’s bankruptcy	—	—	(12,430)
Purchases of FHLB stock	—	—	(2,295)
Redemption of FHLB stock	25,249	5,194	8,151
Investments in unconsolidated affiliates	—	—	(1,629)
Distributions from unconsolidated affiliates	296	85	334
Net repayments of loans	366,560	382,759	351,811
Proceeds from the sale of loans receivable	35,414	59,697	14,483
Additions to real estate owned and held for development	(312)	(970)	(1,373)
Proceeds from sales of real estate owned	35,325	26,924	6,073
Proceeds from sales of property and equipment	1,307	75,306	9,555
Purchases of office property and equipment, net	(5,425)	(797)	(5,121)
Deconsolidation of subsidiary’s cash balance	(298)	(1,267)	—
Net cash outflow from sale of BankAtlantic Tampa branches	(251,405)	—	—
Net cash from consolidation of Bluegreen	—	—	28,682
Acquisition of Pizza Fusion	—	—	3,000

Net cash provided by investing activities	682,079	407,163	918,882

Financing activities:
Net (decrease) increase in deposits	(288,124)	(57,628)	29,022
Prepayments of FHLB advances	(40,020)	(2,061)	(1,159,463)
Net (repayments) proceeds of FHLB advances	(130,000)	(110,000)	467,000
Net decrease in securities sold under agreements to repurchase	(21,524)	(2,944)	(16,919)
Net decrease in short term borrowings and federal funds purchased	(1,240)	(1,563)	(235,536)
Prepayment of bonds payable	—	(661)	—
Repayment of notes, mortgage notes and bonds payable	(208,079)	(408,747)	(26,377)
Proceeds from notes, mortgage notes and bonds payable	56,647	198,503	10,576
Payments for debt issuance costs	(1,659)	(7,066)	(1,167)
Proceeds from the exercise of stock options	—	2	—
Preferred stock dividends paid	(563)	(750)	(750)
Purchase and retirement of Woodbridge’s common stock	—	—	(13)
Proceeds from issuance of subsidiaries’ Class A common stock from non-BFC shareholders, net of issuance costs	1,000	5,857	45,563
BankAtlantic Bancorp common stock dividends paid to non-BFC shareholders	—	—	(198)
Distributions to non-controlling interest	(4,485)	(10,891)	—

Net cash used in financing activities	(638,047)	(397,949)	(888,262)

(CONTINUED)

BFC Financial Corporation

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Increase in cash and cash equivalents	264,287	278,616	37,143
Cash and cash equivalents at beginning of period	588,846	316,080	278,937
Cash and cash equivalents held for sale	—	(5,850)	—

Cash and cash equivalents at end of period (a)	$853,133	588,846	316,080

Supplemental cash flow information:
Interest paid on borrowings and deposits	$72,587	97,866	86,170
Income taxes paid	2,789	1,738	433
Income tax refunded	(10,770)	(61,044)	(2,812)
Supplementary disclosure of non-cash investing and financing activities:
Loans and tax certificates transferred to real estate owned	54,903	61,276	35,914
Loans receivable transferred to loans held-for-sale	78,452	27,928	—
BFC and Woodbridge merger related transactions (see Note 3):
Increase in other liabilities	—	—	4,604
Increase in BFC’s Class A Common Stock	—	—	303
Increase in additional paid-in capital	—	—	94,676
Decrease in BFC’s non-controlling interest in Woodbridge	—	—	(99,583)
Long-lived assets held-for-use transferred to assets held for sale	—	2,842	—
Long-lived assets held-for-sale transferred to assets held for use	—	1,239	—
Inventory acquired through financing	—	13,200	—
Securities purchased pending settlement	—	—	2,018
(Decrease) increase in BFC accumulated other comprehensive income, net of taxes	(13,086)	1,069	527
Net increase in BFC shareholders’ equity from the effect of subsidiaries’ capital transactions, net of taxes	1,453	1,760	8,333
Net decrease in equity resulting from cumulative effect of change in accounting principle (See Note 4)	—	(2,569)	—
Net increase in equity resulting from the cumulative effect of accounting changes recognized by Bluegreen on retained interests in notes receivable sold	—	—	2,060

(a)	Included in interest bearing deposits in other banks as of December 31, 2011 and 2010 was $5.7 million and $45.6 million, respectively, of time deposits. These time deposits had original maturities of greater than 90 days and are not considered cash equivalents.

See Notes to Consolidated Financial Statements.

BFC Financial Corporation

Notes to Consolidated Financial Statements

1.	Business and Summary of Significant Accounting Policies

Basis of Financial Statement Presentation - BFC Financial Corporation (“BFC” or, unless otherwise indicated or the context otherwise requires, “we”, “us”, “our” or the “Company”) is a holding company whose principal holdings include controlling interests in BankAtlantic Bancorp, Inc. and its subsidiaries (“BankAtlantic Bancorp”), and Bluegreen Corporation and its subsidiaries (“Bluegreen”), and a non-controlling interest in Benihana, Inc. (“Benihana”). BFC also holds interests in other investments and subsidiaries, as described herein. As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” subject to examination and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve” or “FRB”). Effective July 21, 2011, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Federal Reserve succeeded to the supervisory authority previously held by the Office of Thrift Supervision (“OTS”).

The Company’s business activities currently consist of (i) Real Estate and Other Activities and (ii) Financial Services. We currently report the results of our business activities through five segments. Three of the segments relate to our Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts. Our other two segments – BankAtlantic and BankAtlantic Bancorp Parent Company – relate to our Financial Services business activities and include BankAtlantic Bancorp’s results of operations. Prior to June 30, 2011, our Real Estate and Other business activities included a fourth reporting segment, Bluegreen Communities. As described herein, Bluegreen Communities has ceased to be a separate reporting segment and is accounted for as a discontinued operation for all periods subsequent to November 16, 2009, the date on which we acquired a controlling interest in Bluegreen, as a result of the determination made by Bluegreen’s board of directors on June 30, 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets, and the Purchase and Sale Agreement subsequently entered into with respect to substantially all of the assets which comprise Bluegreen Communities. Any references to Bluegreen’s results of operations in 2009 includes only 45 days of activity for Bluegreen relating to the period from November 16, 2009, the date of the share purchase, through December 31, 2009 (the “Bluegreen Interim Period”). Discontinued operations for each of the years ended December 31, 2009, 2010 and 2011 include Cypress Creek Holdings, and Core Communities for each of the years ended December 31, 2009 and 2010. See Note 5 for further information regarding discontinued operations.

As a holding company with controlling positions in BankAtlantic Bancorp and Bluegreen, generally accepted accounting principles (“GAAP”) require the consolidation of the financial results of both entities. As a consequence, the assets and liabilities of both entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Bluegreen as well as other consolidated entities, including our wholly owned subsidiary, Woodbridge Holdings LLC, are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities. At December 31, 2011, BFC had an approximately 53% ownership interest and 75% voting interest in BankAtlantic Bancorp. In addition, BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s common stock.

On November 11, 2011, BFC entered into a definitive merger agreement with Bluegreen. Pursuant to the terms of the merger agreement, if the merger is consummated, Bluegreen will become a wholly-owned subsidiary of BFC, and Bluegreen’s shareholders (other than BFC) will be entitled to receive eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s common stock that they hold at the effective time of the merger (as adjusted in connection with the reverse stock split expected to be effected by BFC immediately prior to the consummation of the merger). The merger agreement contains representations, warranties and covenants on the part of BFC and Bluegreen which are believed to be customary for transactions of this type.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Consummation of the merger is subject to a number of closing conditions, including the approval of both BFC’s and Bluegreen’s shareholders, the listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger and the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger. Following the announcement of our entry into the merger agreement, purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the presiding court to be appropriate were filed. See Note 23 for further information regarding this litigation. The merger agreement provides for the transaction to be consummated by June 30, 2012, subject to extension to a date no later than September 30, 2012 in the event the parties are proceeding in good faith with respect to the consummation of the merger.

As previously disclosed, the Board of Directors of Bluegreen made a determination during June 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for in the accompanying financial statements as a discontinued operation for all periods subsequent to November 16, 2009, the date we obtained a controlling interest in Bluegreen. On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio, and Bluegreen or its subsidiaries will generally remain responsible for commitments and liabilities relating to previously completed developments and assets not sold to Southstar. The agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. However, closing of the transaction remains subject to customary closing conditions, including the performance by the parties of their respective obligations under the agreement. See Note 5 for additional information.

On November 1, 2011, BankAtlantic Bancorp, at its parent company level (sometimes referred to herein as “BankAtlantic Bancorp Parent Company”) entered into a definitive agreement (“Agreement”) to sell BankAtlantic, to BB&T Corporation (“BB&T”).

Under the terms and conditions of the Agreement, as entered into on November 1, 2011, BankAtlantic was to distribute to BankAtlantic Bancorp Parent Company a wholly owned subsidiary, Retained Assets, LLC, into which it would contribute certain performing and non-performing loans and tax certificates, real estate owned and related reserves as well as previously written off assets identified in the Agreement. Further, the Agreement, as entered into on November 1, 2011, required BankAtlantic Bancorp Parent Company fund amounts necessary to pay the outstanding deferred interest on BankAtlantic Bancorp Parent Company trust preferred securities (“TruPs”) through closing, but did not provide for the assumption by BB&T of any obligations with respect to BankAtlantic Bancorp Parent Company’s outstanding TruPs.

Following the initial announcement of the Agreement on November 1, 2011, purported holders of direct or indirect interests in TruPs filed an action in the Court of Chancery of the State of Delaware, and certain of the trustees under the indentures underlying the TruPs sent notices of default or joined in the action, seeking a declaration that the transaction contemplated by the November 1, 2011 Agreement violated certain covenants contained in the TruPs indentures and that the assumption of the TruPs by BB&T was required. On February 27, 2012, the Court of Chancery of the State of Delaware entered an injunction prohibiting the sale of BankAtlantic pursuant to the terms of the November 1, 2011 Agreement.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Following the entry of the injunction, BankAtlantic Bancorp Parent Company and BB&T entered into negotiations to revise the terms of the Agreement to provide for BB&T’s assumption of the TruPs. On March 13, 2012, BankAtlantic Bancorp Parent Company and BB&T entered into an amendment to the Agreement (“Amendment” or “Transaction”) pursuant to which, among other things, BB&T agreed to assume approximately $285 million in principal amount of outstanding TruPs. BankAtlantic Bancorp Parent Company remained obligated to pay at the closing of the transaction all interest accrued on the TruPs through closing, and agreed to pay or escrow certain legal fees and expenses with respect to the TruPs-related litigation.

Based on BB&T’s assumption of BankAtlantic Bancorp Parent Company’s outstanding TruPs obligations, BB&T and BankAtlantic Bancorp agreed in the Amendment that certain of those assets originally contemplated to be distributed to the BankAtlantic Bancorp Parent Company in Retained Assets, LLC will now be distributed to another limited liability company, Newco, LLC, and that the balance of the assets, commercial nonaccrual loans and real estate owned will be distributed to BankAtlantic Bancorp Parent Company in Retained Assets, LLC. Under the Amendment, immediately prior to the closing, BankAtlantic will contribute to Newco, LLC assets identified in the Agreement which are now held by BankAtlantic. At closing BB&T will receive a 95% preferred interest in Newco LLC, which it will continue to hold until such time as it has recovered $285 million in preference amount plus a priority return of LIBOR plus 200 basis points per annum. At that time, BB&T’s interest in Newco, LLC will terminate, and BankAtlantic Bancorp Parent Company, which will initially hold a 5% preferred interest in the cash flows of Newco, LLC will thereafter be entitled to any and all residual cash flows. The assets held by Newco, LLC are expected to be monetized over a period of up to seven years. Under the Amendment, BankAtlantic Bancorp Parent Company agreed to provide BB&T with an unsecured guarantee of up to $35 million to further ensure the recovery within seven years of BB&T’s $285 million preference amount.

The cash consideration to be exchanged at the closing of the Transaction under the Agreement will reflect a deposit premium to the closing net asset value of BankAtlantic. The estimated premium represents 10.32% of non-CD average deposits based on the average daily closing balance of non-CD deposits during the ten business day period ending on the business day immediately preceding the closing, provided that the premium will not exceed $315.9 million. At the closing, the sum of the premium and the net asset value of BankAtlantic, as calculated pursuant to the terms of the Agreement as of the closing after giving effect to the Retained Asset, LLC and Newco, LLC distributions, is to be paid in cash. If the sum is a positive number, it is to be paid by BB&T to BankAtlantic Bancorp Parent Company. If the sum is a negative number, it is to be paid by BankAtlantic Bancorp Parent Company to BB&T.

The Transaction is anticipated to close during the second quarter of 2012, subject to regulatory approval and certain conditions in the agreement. Upon consummation of the Transaction, BankAtlantic Bancorp will remove from its consolidated statement of financial condition all of the net assets transferred to BB&T in connection with the Transaction and record a gain. The net assets transferred to BB&T were accounted for as assets held and used as of December 31, 2011 as the Delaware Court enjoined the original Agreement and the Amendment was a significant change to the original Agreement. As a result of the Amendment executed in March 2012 and the expected closing of the transaction in the second quarter of 2012, the net assets to be sold to BB&T will be accounted for as assets held-for-sale beginning in the first quarter of 2012. Accordingly, beginning in the first quarter of 2012, certain of BankAtlantic Bancorp’s historical operating results will be presented as discontinued operations in BankAtlantic Bancorp’s consolidated statement of operations.

The accounting policies applied by the Company conform to accounting principles generally accepted in the United States of America.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Consolidation Policy - The consolidated financial statements include the accounts of all the Company’s wholly-owned subsidiaries, as well as its controlled subsidiaries, including BankAtlantic Bancorp and Bluegreen, and other entities in which the Company and its subsidiaries hold controlling financial interests and variable interest entities (“VIEs”) if the Company is deemed the primary beneficiary of the entity. All significant inter-company accounts and transactions have been eliminated among consolidated entities.

The results of operations of Bluegreen have been consolidated since November 16, 2009, the date of the additional share acquisition described above and in Note 3. The Company consolidates all of Bluegreen’s wholly-owned subsidiaries and entities in which Bluegreen holds a controlling financial interest. The Company also consolidates Bluegreen’s non-wholly owned subsidiary, Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), as Bluegreen holds a 51% equity interest in the Bluegreen/Big Cedar Joint Venture, has an active role as the day-to-day manager of the Bluegreen/Big Cedar Joint Venture’s activities, and has majority voting control of the Bluegreen/Big Cedar Joint Venture’s management committee.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the fair value of assets and liabilities acquired in business combinations, the allowance for loan losses, evaluation of goodwill, evaluation of intangible and long-lived assets for impairment, valuation of securities, evaluation of securities for impairment and other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, revenue recognition on percent complete projects, the evaluation of real estate assets for impairment, estimated costs to complete construction, the amount of the deferred tax asset valuation allowance, accounting for uncertain tax positions, contingencies and litigation, and accounting for share-based compensation.

Reclassifications - Certain amounts for prior years have been reclassified to conform to the revised financial statement presentation for 2011.

Correction of Sales Discount Classification - Bluegreen identified an error related to classification in the consolidated statements of operations of a certain sales discount. Bluegreen determined that in accounting for such discount, it did not properly classify the discount as a reduction to sales of real estate but instead included such amount as a component of selling, general and administrative expenses. This error did not impact net income (loss) for any period. The Company has revised the consolidated statement of operations for the year ended December 31, 2010 by reducing both sales of real estate and selling, general and administrative expenses by $2.1 million and was not material for the Bluegreen Interim Period.

Cash and Cash Equivalents - Cash equivalents consist of cash, demand deposits at financial institutions (other than BankAtlantic), federal funds sold, Federal Reserve balances, money market funds and other short-term investments with original maturities at the date of purchase of 90 days or less. Federal funds sold are generally sold for one-day periods, and securities purchased under resell agreements are settled in less than 30 days. Cash and cash equivalents are held at various financial institutions located throughout the United States, Canada and Aruba and exceed federally insured amounts. The periodic evaluations of the relative credit standing of financial institutions maintaining the Company’s deposits are performed to evaluate and mitigate, if necessary, credit risk. Included in interest bearing deposits in other banks as of December 31, 2011 and 2010 was $5.7 million and $45.6 million, respectively, of time deposits with other banks. These time deposits had original maturities of greater than 90 days and are not considered cash equivalents.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Restricted Cash - Cash and interest bearing deposits are segregated into restricted accounts for specific uses in accordance with the terms of certain land sale contracts, home sales and other agreements and include customer deposits held in escrow accounts. Restricted funds may be utilized in accordance with the terms of the applicable governing documents. The majority of restricted funds are controlled by third-party escrow fiduciaries.

Investment Securities and Securities Available for Sale - The Company designates its securities as held to maturity, available for sale, or trading, depending on the Company’s intent with regard to its investments at the time of purchase. Debt securities that management has both the intent and ability to hold to maturity are classified as securities held-to-maturity and are stated at cost, net of unamortized premiums and unaccreted discounts.

Debt securities not held to maturity and marketable equity securities not accounted for under the equity method of accounting are classified as available for sale and are recorded at fair value. Unrealized gains and losses, after applicable taxes, resulting from changes in fair value are recorded as a component of other comprehensive income (loss).

Declines in the value of individual equity securities that are considered other than temporary result in write-downs of the securities to their fair value and the write-downs are included in the consolidated statements of operations. Declines in debt securities held to maturity and available for sale that are considered other than temporary result in write-downs when it is more likely than not the Company will sell the securities before it recovers its cost. If the Company does not intend to sell an impaired debt security but does not expect to recover its cost, the Company determines whether a credit loss exists. If a credit loss is deemed to exist, it is recognized in the consolidated statements of operations and any remaining impairment is recognized in other comprehensive income. The review for other-than-temporary declines takes into account the length of time and the extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in the consolidated statements of operations as securities activities, net.

Equity securities that do not have readily determinable fair values are carried at historical cost. These securities are evaluated for other-than-temporary declines in value and, if impaired, the historical cost of the securities is reduced to its estimated fair value and the impairment is recognized in the consolidated statements of operations.

Interest on securities, including the amortization of premiums and the accretion of discounts, is reported in interest income using the interest method over the lives of the securities, adjusted for actual prepayments. Gains and losses on the sale of securities are recorded on the trade date and recognized using the specific identification method.

Financial instruments and derivatives - All derivatives are recognized on the consolidated statement of financial condition at their fair value with realized and unrealized gains and losses resulting from fair value adjustments recorded in securities activities, net in the consolidated statement of operations. There was $0 and $24,000 of derivatives outstanding as of each December 31, 2011 and 2010.

Tax Certificates - Tax certificates represent a priority lien against real property for which assessed real estate taxes are delinquent. Tax certificates are acquired from municipalities generally through public auction.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Tax certificates are carried at cost less an allowance for tax certificate losses. Tax certificates and resulting deeds are classified as non-accrual when a tax certificate is 24 to 60 months, depending on the municipality, from the acquisition date. At that time, interest ceases to be accrued.

Allowance for Tax Certificate Losses - The allowance represents management’s estimate of incurred losses in the portfolio that are probable and subject to reasonable estimation. In establishing its allowance for tax certificate losses, management considers past loss experience, present indicators, such as the length of time the certificate has been outstanding, economic conditions and collateral values.

Loans Receivable - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for loan losses. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the interest method, adjusted for actual prepayments.

Allowance for Loan Losses - The allowance for loan losses reflects management’s reasonable estimate of probable credit losses inherent in the loan portfolio based on management’s evaluation of credit risk as of period end. Loans are charged off against the allowance when management believes the loan is not collectible. Recoveries are credited to the allowance.

The allowance consists of two components. The first component of the allowance is for loans that are individually evaluated for impairment. The process for identifying loans to be evaluated individually for impairment is based on management’s identification of criticized loans for commercial real estate, commercial non-real estate and small business loans. The evaluation of commercial real estate, commercial non-real estate and small business loans is part of the on-going monitoring of loan portfolio credit quality and management assigns these loans a risk classification. There are seven risk classifications in the “Pass” loan categories and there are four classifications in the criticized loan categories which are defined based on regulatory guidelines. Management evaluates criticized commercial real estate, commercial non-real estate and small business loans greater than $1.0 million for impairment quarterly. Once an individual loan is found to be impaired, an evaluation is performed to determine if a specific valuation allowance needs to be assigned to the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, impairment may be measured based on the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Loans determined to be collateral dependent are measured based on the fair value of the collateral less cost to sell. Consumer and residential loans past due 120 days or more are also evaluated individually for impairment to determine if a specific valuation allowance needs to be assigned to the loan by comparing the carrying amount to the estimated fair value of the loan’s collateral less cost to sell.

The second component of the allowance is for groups of loans with common characteristics that are evaluated in loan pools to estimate the inherent losses in the portfolio. Management segregates loans into segments with certain common characteristics so as to form a basis for estimating losses as it relates to the segment. The loan portfolio has the following loan segments: residential, consumer, commercial non-real estate, commercial real estate, and small business loans. The loss experience for each loan segment was derived by calculating a charge-off history by loan segment adjusted by an expected recovery rate. Based on the nature of each portfolio, a time frame is selected for the charge-off history in order to estimate the inherent loss in each segment. The loss factor that was calculated from the charge-off history by loan segment is adjusted by considering the following factors: delinquency and charge-off levels and trends, non-accrual levels and trends, lending policy and underwriting procedures, nature and volume of portfolio, economic and business conditions, concentration of credit, quality of loan review system and external factors. Based on an analysis of the above

BFC Financial Corporation

Notes to Consolidated Financial Statements

factors, management may adjust the historical loss experience up or down to reflect current conditions that differ from the conditions that existed during the historical loss experience time frame.

Non-accrual and past due loans - Loans are considered past due if the required principal and interest has not been received based on the contractual terms of the loan. Loans are generally placed on non-accrual status at the earlier of the loan becoming past due 90 days as to either principal or interest or when the borrower has entered bankruptcy proceedings and the loan is delinquent. Commercial and small business loans may be placed on non-accrual status sooner due to material deterioration of conditions surrounding the repayment sources, which could include insufficient borrower capacity to service the debt, significantly delayed property sales or development schedules, declines in the loan-to-value ratio of the loan’s collateral or other factors causing the full payment of the loan’s principal and interest to be in doubt. Accordingly, a loan may be placed on non-accrual status even when payments of principal or interest are not currently in default. However, exceptions to this policy may occur if there exists well secured collateral and the loan is in the process of collection. When a loan is placed on non-accrual, all accrued interest is reversed against interest income. Interest income is recognized on non-accrual loans on a cash basis. Commercial and small business loans may be restored to accrual status when there has been a satisfactory period of performance and the loan is expected to perform in the future according to its contractual terms. Residential and consumer loans are returned to accrual status when the loan becomes less than 90 days past due. Commercial and small business loans are charged-down if the collection of principal or interest is considered doubtful. Consumer and residential real estate loans that are 120 days past due are charged down or a specific valuation allowance is established based on the collateral’s fair value less estimated selling costs. Consumer non-mortgage loans that are 120 days or more past due are charged off.

Loans Held for Sale - Loans held for sale are reported at the lower of aggregate cost or estimated fair value. Loan origination fees, and related direct loan origination costs on loans held for sale and premiums and discounts on purchased loans held for sale are deferred until the related loan is sold and included in gains and losses upon sale. Loans are classified as loans held for sale when management decides to originate loans for resale or sell loans that were acquired for sale. Transfers of loans from held-for-investment to held-for-sale classification are recorded at the lower of aggregate cost or estimated fair value at the transfer date.

Notes Receivable - Bluegreen’s notes receivable are carried at amortized cost less an allowance for bad debts. Interest income is suspended and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. Notes receivable are generally written off as uncollectible when they have become approximately 120 days past due.

Uncollectibles for vacation ownership interests (“VOI”) notes receivable are estimated in accordance with timeshare accounting rules. Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable over the applicable historical period. Bluegreen uses a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes. Bluegreen also considers whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards. Additionally, under timeshare accounting rules no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. Bluegreen reviews its reserve for loan losses on at least a quarterly basis. Loan origination costs are deferred and recognized over the life of the related notes receivable.

Acquired Notes Receivable - As part of the November 16, 2009 Bluegreen share acquisition, BFC was deemed under applicable accounting guidance to have acquired certain of Bluegreen’s assets, including a pool of notes receivable consisting principally of homogenous consumer timeshare loans originated by Bluegreen.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Consistent with the accounting guidance, BFC has elected an accounting policy based on expected cash flows, which includes guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset. The loans have common risk characteristics as defined in the accounting guidance, Loans and Debt Securities with Deteriorated Credit Quality, including similar risk ratings, as defined and monitored by risk rating agencies, term, purpose and similar collateral type (VOIs). The Company evaluates the pool of loans accounted for as a single asset for indications of impairment. Purchased loans are considered to be impaired if it is not expected that all contractually required cash flows will be received due to concerns about credit quality. The excess of the cash flows expected to be collected measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan using a level yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the nonaccretable difference.

Subsequent decreases to expected principal cash flows result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan losses. Subsequent increases in expected principal cash flows result in a recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. Changes in expected interest cash flows may result in reclassifications to or from the nonaccretable difference. Loan disposals, which may include receipt of payments in full from the borrower or foreclosure, result in the removal of the loan from the loan pool at its allocated carrying amount.

Retained Interest in Notes Receivable Sold - Bluegreen periodically sells notes receivable related to the sale of VOIs. In connection with such transactions, Bluegreen retains subordinated tranches and rights to excess interest spread which represent retained interests in the notes receivable sold. Prior to the adoption of Accounting Standards Update (“ASU”) 2009-17 on January 1, 2010, these retained interests were reported as assets and treated as available-for-sale investments and, accordingly, carried at fair value. Changes in the fair values of the retained interests in notes receivable sold considered temporary were included in Bluegreen’s shareholders’ equity as accumulated other comprehensive income, net of income taxes. The portion of other-than-temporary declines in fair value that represented credit losses were charged to operations.

Subsequent to the adoption of ASU 2009-17, Bluegreen consolidated special purpose finance entities associated with prior securitization transactions that previously qualified for off-balance-sheet sales treatment and as a result, the retained interests were eliminated. See Note 4 for additional information related to the impact of the adoption of ASU 2009-17.

Real Estate Owned (“REO”) - REO is recorded at fair value, less estimated selling costs when acquired and subsequently at the lower of cost or estimated fair value. Impairments required at the time of acquisition are charged to the allowance for loan losses or allowance for tax certificates losses. Expenditures for capital improvements are generally capitalized. Valuation allowance adjustments are made to reflect any subsequent declines in fair values. The costs of holding REO are charged to operations as incurred. Provisions and reversals in the REO valuation allowance are reflected in operations.

Inventory - The Company’s inventory is primarily comprised of completed VOIs, VOIs under construction and land held for future vacation ownership development. Bluegreen carries its completed inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes plus other costs incurred during construction, or (ii) estimated fair value, less costs to sell. VOI inventory and cost of sales are accounted for under the provisions of timeshare accounting rules, which define a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage

BFC Financial Corporation

Notes to Consolidated Financial Statements

of net sales using a cost-of-sales percentage—the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable. Also, pursuant to timeshare accounting rules, Bluegreen does not relieve inventory for VOI cost of sales related to anticipated credit losses. Accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable.

Bluegreen periodically evaluates the recovery of the carrying amount of incomplete or undeveloped resort properties under the accounting guidelines for Property, Plant and Equipment, which provides guidance relating to the accounting for the impairment or disposal of long-lived assets.

Inventory also includes BankAtlantic Bancorp’s investment in land acquired for branch expansion that BankAtlantic Bancorp has committed to sell.

Assets Held for Sale from Discontinued Operations - As described above, the Purchase and Sale Agreement entered into between seven of Bluegreen’s subsidiaries and Southstar on October 12, 2011 provides for the sale to Southstar of substantially all of the assets, including inventory and fixed assets, related to Bluegreen Communities. Therefore, such assets are presented separately on the consolidated statements of financial condition as “assets held for sale from discontinued operations.” The carrying value of assets held for sale related to Bluegreen Communities is based on the fair value less estimated costs to sell. The fair value of these assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale Agreement. During 2011, non-cash charges of $55.1 million were recorded to write down the value of Bluegreen Communities’ assets to estimated fair value less costs to sell.

The office building sold by Cypress Creek Holdings during January 2012, as described in Note 2, is also presented separately on the consolidated statements of financial condition as “assets held for sale from discontinued operations.” The carrying value of the office building is based on a discounted cash flow methodology.

Impairment of Long Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount of an asset may not be recoverable. In performing the review for impairment, the Company compares the expected undiscounted future cash flows to the carrying amount of the asset and records an impairment loss if the carrying amount exceeds the expected future cash flows based on the estimated discounted cash flows generated by the long-lived assets.

The assumptions developed and used by management to evaluate impairment are subjective and involve significant estimates, and are subject to increased volatility due to the uncertainty of the market environment. As a result, actual results could differ materially from management’s assumptions and estimates and may result in material inventory impairment charges in the future.

Long-lived assets to be abandoned are considered held and used until disposed. The carrying value of a long-lived asset to be abandoned is depreciated over its shortened depreciable life when the Company commits to a plan to abandon the asset before the end of its previously estimated useful life. An impairment loss is recognized at the date a long-lived asset is exchanged for a similar productive asset if the carrying amount of the asset exceeds its fair value. Long-lived assets classified as held for sale are reported at the lower of its carrying amount or fair value less estimated selling costs. Depreciation (amortization) ceases with respect to long-lived assets upon their classification as assets held for sale.

Investments in Unconsolidated Affiliates - The Company follows the equity method of accounting to record its interests in entities in which it does not own the majority of the voting stock or otherwise hold a

BFC Financial Corporation

Notes to Consolidated Financial Statements

controlling financial interest and to record its investment in variable interest entities in which it is not the primary beneficiary. Under the equity method, the initial investment in the entity is recorded at cost and is subsequently adjusted to recognize the Company’s share of the entity’s earnings or losses. Distributions received and other-than temporary impairments reduce the carrying amount of the investment.

The Company reviews its equity and cost method investments quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment in which the Company evaluates, among other factors, the fair market value of the investments, general market conditions, the duration and extent to which the fair value of the investment is less than cost, and the Company’s intent and ability to hold the investment until it recovers. The Company also considers specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, rating agency actions, changes in operations and financing cash flow factors. If a decline in the fair value of the investment is determined to be other-than-temporary, an impairment charge is recorded to reduce the investment to its fair value and a new cost basis in the investment is established.

Properties and Equipment - Properties and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets which generally range up to 40 years for buildings, from 3 to 11 years for office equipment, furniture and fixtures and up to 39 years for golf course land improvements. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the terms of the related leases or the useful lives of the assets. Interest expense associated with the construction of certain fixed assets is capitalized as incurred and relieved to expense through depreciation once the asset is put into use. Direct costs associated with development of internal-use software are capitalized and amortized over 3 to 5 years.

Expenditures for new properties, leasehold improvements and equipment and major renewals and betterments are capitalized. Expenditures for maintenance and repairs are expensed as incurred, and gains or losses on disposal of assets are reflected in current operations.

Goodwill and Intangible Assets – Goodwill is recorded at the acquisition date of a business. Goodwill is tested for impairment at the reporting unit level annually or at interim periods if events occur subsequent to the annual test date that would suggest a possible decline in the fair value of the reporting unit. Goodwill testing is a two-step process. The first step of the goodwill impairment test is used to identify potential impairment. This step compares the fair value of the reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not impaired and the second step of the impairment test is not necessary. If the fair value of the reporting unit is less than the carrying value, then the second step of the test is used to measure the amount of goodwill impairment, if any, in the reporting unit. This step compares the current implied goodwill in the reporting unit to its carrying amount. If the carrying amount of the goodwill exceeds the implied goodwill, an impairment charge is recorded for the excess. The implied goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined.

Intangible assets consist of management contracts which are now included in our financial statements as a result of the November 16, 2009 acquisition of additional shares of Bluegreen’s common stock which gave us a controlling interest in Bluegreen. The management contracts have indefinite useful lives and are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable. At December 31, 2011 and 2010, other intangible assets also consisted of core deposit intangible assets of approximately $8.2 million and $12.7 million, respectively, which were initially recorded at fair value and then amortized over the average life of the respective assets, ranging from 7 years to 10 years.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The Company evaluates the recovery of the carrying amount of its long-lived assets under applicable accounting guidance which requires that intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on at least an annual basis, or more frequently if events and circumstances indicate that assets may be impaired, and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value. The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to numerous factors, many of which may be beyond the Company’s control.

Revenue Recognition

In accordance with the requirements of the accounting guidance for real estate, Bluegreen recognizes revenue on VOI and homesite sales when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectability of the receivable representing the remainder of the sales price is reasonably assured and Bluegreen has completed substantially all of its obligations with respect to any development related to the real estate sold. Bluegreen believes that it uses a reasonably reliable methodology to estimate the collectability of the receivables representing the remainder of the sales price of real estate sold. See further discussion of Bluegreen’s policies regarding the estimation of credit losses on its notes receivable above. Should Bluegreen’s estimates regarding the collectability of its receivables change adversely, it may have to defer the recognition of sales and its results of operations could be negatively impacted. Under timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of Bluegreen’s VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale. If after considering the value of the incentive the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type, or value of sales incentives that Bluegreen provides to buyers of its VOIs may result in additional VOI sales being deferred or extend the period during which a sale is deferred, in which case its results of operations may be materially adversely impacted. As described above and in Note 5, the revenues of Bluegreen Communities, which include homesite sales, are included within the results of discontinued operations for the years ended December 31, 2011 and 2010 and the Bluegreen Interim Period in the accompanying Consolidated Statements of Operations.

In cases where all development has not been completed, Bluegreen recognizes revenue in accordance with the percentage-of-completion method of accounting. Should Bluegreen’s estimates of the total anticipated cost of completing any of its projects increase, it may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which may materially and adversely impact its results of operations.

Under timeshare accounting rules, rental operations, including accommodations provided through the use of Bluegreen’s sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenue are expensed as incurred. Conversely, incremental revenue in excess of incremental carrying costs is recorded as a reduction to VOI inventory. Incremental carrying costs include costs that have been incurred by Bluegreen during the holding period of the unsold VOIs, such as developer subsidies and maintenance fees on unsold VOI inventory. During the years ended December 31, 2011 and 2010, all of Bluegreen’s rental revenue and sampler revenue earned were recorded as an off-set to cost of other resort operations as such amounts were less than the incremental carrying cost.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bluegreen also generates revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commission	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has passed.

Resort Management and service fees	Management services are rendered. (1)

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and Sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other resort operations”.

(1)

In connection with its management of the property owners associations, among other things, Bluegreen acts as agent for the property owner’s association to operate the resorts as provided under the management agreements. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners’ association bears all of the economic costs of such personnel and generally pays Bluegreen in advance of, or simultaneously with, the payment of payroll. In accordance with the accounting guidance for reporting revenues gross versus net, reimbursements from the property owners’ associations relating to direct pass-through costs are recorded net of the related expenses.

The cost of other resort operations consists of the costs associated with the various revenues described above as well as developer subsidies and maintenance fees on Bluegreen’s unsold VOIs.

Deferred Income - Bluegreen defers VOI revenue, net of related selling expenses, for sales for which the legal rescission period has expired but the required revenue recognition criteria described above has not been met. Additionally, in connection with Bluegreen’s sampler programs, Bluegreen defers proceeds, net of direct incremental selling expenses, for guest stays not yet completed.

Deferred Financing Costs - Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized to interest expense over the terms of the related financing arrangements.

Business Combinations - In December 2007, the Financial Accounting Standards Board (“FASB”) revised its authoritative guidance for business combinations which significantly changed the accounting for business combinations. Under this guidance, subject to limited exceptions, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, due diligence and transaction costs incurred in connection with a business combination are expensed as incurred, as opposed to being capitalized as part of the acquisition purchase price. This guidance also includes a substantial number of new disclosure requirements. The Company adopted this guidance on January 1, 2009.

The Company accounts for its acquisitions in accordance with the accounting guidance for business combinations. If the Company makes a “bargain purchase”, the Company recognizes a gain in the income statement on the acquisition date. A bargain purchase is a business combination in which the amounts of the identifiable net assets acquired and the liabilities assumed, as measured on the acquisition date in accordance with the accounting guidance for business combinations, exceeds the aggregate of (i) the consideration

BFC Financial Corporation

Notes to Consolidated Financial Statements

transferred, as measured in accordance with the accounting guidance, which generally requires acquisition date fair value; (ii) the fair value of any non-controlling interest in the acquiree, and (iii) in a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree. This allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. The Company may utilize independent third parties to assist the Company in assessing market conditions when appropriate. The Company is also required to periodically review these judgments and estimates and adjust them accordingly. If conditions change from those expected, it is possible that the results could change in future periods. Certain identifiable intangible assets, such as management contracts, are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company accounted for the acquisition of a controlling interest in Bluegreen in November 2009 as a bargain purchase. Accordingly, judgments regarding the value of Bluegreen’s assets and liabilities as of the acquisition date have had, and may continue to have, a significant impact on the Company’s operating results.

Lease Termination Costs - Costs to terminate a lease contract before the end of its term are recognized and measured when the Company gives notice to the counterparty in accordance with the contract’s terms or has negotiated a termination of the contract with the counterparty. Contracts that have not been terminated and have no economic benefit to the Company are measured at fair value.

Advertising - Advertising expenditures are expensed as incurred.

Income Taxes - BFC and its subsidiaries in which it owns more than 80% of its outstanding equity file a consolidated U.S. federal and Florida income tax return. Other than Florida, the Company and its subsidiaries file separate state income tax returns for each jurisdiction. Subsidiaries in which the Company owns less than 80% of the outstanding equity are not included in the Company’s consolidated U.S. federal income tax return.

The provision for income taxes is based on income before taxes reported for financial statement purposes after adjustment for transactions that do not have tax consequences. Deferred tax assets and liabilities are realized according to the estimated future tax consequences attributable to differences between the carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates as of the date of the statement of financial condition. The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the period that includes the statutory enactment date. A deferred tax asset valuation allowance is recorded when it has been determined that it is more likely than not that deferred tax assets will not be realized. If a valuation allowance is needed, a subsequent change in circumstances that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of the deferred tax valuation allowance.

An uncertain tax position is defined as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company may recognize the tax benefit from an uncertain tax position only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Noncontrolling Interests - In December 2007, the FASB issued guidance for noncontrolling interest and for the deconsolidation of a subsidiary. Specifically, this guidance requires that a noncontrolling interest (minority

BFC Financial Corporation

Notes to Consolidated Financial Statements

interest) be recognized as equity in the consolidated financial statements and itemized separately from the parent’s equity. This guidance also established accounting and reporting standards for the amount of consolidated net income attributable to the parent and to the noncontrolling interest and it also clarified that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this guidance required that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This guidance also included expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company adopted this guidance on January 1, 2009. Noncontrolling interests reflect third parties’ ownership interests in entities that are consolidated and less than 100% owned.

Accounting for Loss Contingencies - Loss contingencies, including those arising from legal actions, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Earnings (Loss) Per Share - Basic earnings (loss) per share excludes dilution and is computed by dividing net income (loss) allocable to common stock (after deducting preferred stock dividends) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to acquire common shares of the Company were exercised. Common stock options, if dilutive, are considered in the weighted average number of dilutive common shares outstanding. The options or restricted stock are included in the weighted average number of dilutive common shares outstanding based on the treasury stock method, if dilutive. Diluted (loss) earnings per share is computed in the same manner as basic (loss) earnings per share, but it also takes into consideration the potential dilution from securities issued by subsidiaries that enable their holders to obtain the subsidiary’s common stock. The resulting net income (loss) amount is divided by the weighted average number of dilutive common shares outstanding, when dilutive.

Stock-Based Compensation Plans - We account for stock-based compensation using the fair value method of expense recognition. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value of the estimate, and therefore, the existing valuation models may not provide a precise measure of the fair value of stock options. The fair value of non-vested restricted common stock awards is generally the market price of the Company’s common stock on the grant date. Compensation expense for stock options and non-vested restricted common stock is based on the fair value of the award on the measurement date, which is generally the grant date. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the awards.

Credit Risk Management - BankAtlantic Bancorp has segregated its loan portfolio into five segments in order to determine its allowance for loan losses. The five segments are commercial non-real estate, commercial real estate, residential, consumer and small business.

Commercial non-real estate and small business loans are underwritten after evaluating the borrower’s business and its ability to comply with the note’s contractual terms. These loans are generally underwritten based on the identified cash flows of the borrower’s business and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Additionally, these borrowers are primarily located in Florida and adverse economic events in Florida significantly impact the credit quality of this portfolio.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Commercial real estate loans that are not land loans or commercial residential loans are primarily underwritten based on the cash flow of the borrower’s business and secondarily based on the fair value of the underlying collateral. Commercial real estate lending typically involves higher loan balances and the repayment of these loans is generally largely dependent on the operation or sale of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans are adversely affected by downturns in the real estate markets or in the general economy where the property is located. The properties securing the commercial real estate portfolio are primarily located in Florida which increases the Company’s exposure to adverse economic events in Florida. BankAtlantic Bancorp monitors and evaluates commercial real estate loans based on collateral, risk grades and debt service coverage. Commercial land and commercial residential loans, which include builder land loans, land acquisition and development loans and land, acquisition, development and construction loans, are generally loans to developers and builders. These loans are generally underwritten based upon estimates of costs and value associated with the completed project and the repayment of these loans is often dependent on the success of the project. These loans are considered to have higher risks than other commercial real estate loans, as repayment is based on the success of the real estate project as opposed to established cash flows.

BankAtlantic Bancorp’s residential loan portfolio consists primarily of purchased residential first mortgages that were originated by other financial institutions. BankAtlantic Bancorp purchased residential loans located throughout the country. The majority of these residential loans are jumbo residential loans. A jumbo loan has a principal amount above the industry-standard definition of conventional conforming loan limits. These loans could potentially have outstanding loan balances significantly higher than related collateral values in distressed areas of the country as a result of real estate value declines in the housing markets. Also included in this purchased residential loan portfolio are interest-only loans. The structure of these loans results in possible future increases in a borrower’s loan payments when the contractually required repayments change due to interest rate movement and the required amortization of the principal amount. These payment increases could affect a borrower’s ability to meet the debt service on or repay the loan and lead to increased defaults and losses. Real estate values nationwide have significantly declined since these loans were originated exposing BankAtlantic Bancorp to elevated credit risk in this portfolio.

BankAtlantic Bancorp’s consumer loan portfolio consists primarily of home equity loans with the underlying collateral located in Florida. These loans were originated based primarily on credit scores and secondarily loan to value ratios. These loans are primarily second mortgages resulting in a limited ability to realize collateral value upon default. The default rates of consumer home equity and residential loans are adversely affected by rising unemployment and declining real estate values.

New Accounting Standards

Accounting Standards Update (“ASU”) Number 2011-02 – Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring (“ASU 2011-02”). During April 2011, the FASB issued ASU 2011-02 which amends guidance for evaluating whether the restructuring of a receivable by a creditor is a troubled debt restructuring (a “TDR”). Under ASU 2011-02, a modification of debt constitutes a TDR when the creditor, for economic reasons related to the debtor’s financial difficulties, grants a concession to the borrower. ASU 2011-02 provides guidance on determining whether a debtor is having financial difficulties and whether a creditor has granted a concession. The Company implemented ASU 2011-02 on July 1, 2011. The implementation of this new accounting guidance did not have a material impact on the Company’s financial statements.

ASU Number 2011-04 – Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amendments in

BFC Financial Corporation

Notes to Consolidated Financial Statements

ASU 2011-04 clarify the FASB’s intent regarding the highest and best use valuation premise and also provide guidance on measuring the fair value of an instrument classified in shareholders’ equity, the treatment of premiums and discounts in fair value measurements and measuring fair value of financial instruments that are managed within a portfolio. ASU 2011-04 also expands the disclosure requirements related to fair value measurements, including a requirement to disclose valuation processes and sensitivity of the fair value measurements to changes in unobservable inputs for fair value measurements categorized within Level 3 of the fair value hierarchy and categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial condition but for which the fair value measurement is required to be disclosed. ASU 2011-04 will be effective for the first interim period beginning after December 15, 2011. The Company is evaluating the expected impact of the adoption of ASU 2011-04 on the Company’s financial statements.

ASU Number 2011-05 – Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; requires the consecutive presentation of the statement of net income and other comprehensive income; and requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for the first interim period beginning after December 15, 2011, and must be applied retrospectively. The Company believes that the adoption of this guidance will not impact the Company’s financial statements.

ASU Number 2011-08 – Intangibles Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). On September 15, 2011, the FASB issued ASU 2011-08, amending the guidance in ASC Topic 350-20, Intangibles-Goodwill and Other-Goodwill (“ASC 350-20”). This amendment allows the entity an option to first use qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment described in ASC 350-20. An entity which chooses to use this option is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on its qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. ASU 2011-08 will be effective for annual and interim goodwill impairment tests performed on or after January 1, 2012. The Company believes that ASU 2011-08 will not have a material impact on our financial statements.

ASU Number 2011-10 – Property, Plant, and Equipment (Topic 360): Derecognition of In-substance Real Estate—a Scope Clarification (“ASU 2011-10”). ASU 2011-10 provides that, when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in-substance real estate as a result of a default on the subsidiary’s nonrecourse debt, the reporting entity generally should apply the guidance of Topic 360 to determine whether it should derecognize the in-substance real estate. The reporting entity would continue to include the real estate and debt on its financial statements until legal title to the real estate is transferred to legally satisfy the debt. This accounting standard update is effective for annual and interim periods beginning on or after June 15, 2012. The Company believes that ASU 2011-10 will not have a material impact on its financial statements.

ASU Number 2011-11 – Balance Sheet (Topic 210): Disclosure About Offsetting Assets and Liabilities. (“ASU 2011-11”). The amendment in ASU 2011-11 requires entities to disclose both gross information and net information about instruments and transactions that may offset in accordance with master netting or similar arrangements, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. ASU 2011-11 is effective for annual and interim periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company believes that ASU 2011-11 will not have a material impact on its financial statements.

BFC Financial Corporation

Notes to Consolidated Financial Statements

ASU Number 2011-12 – Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). In ASU 2011-12, the FASB deferred the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The deferral allows the FASB to re-deliberate whether to require presentation on the face of the financial statements of the effects of reclassifications out of accumulated other comprehensive income of the components of net income and other comprehensive income for all periods presented. All other requirements of ASU 2011-05 are not affected by ASU 2011-12.

2.	Liquidity and Regulatory Considerations

BFC

Regulatory Considerations

As described above, as a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” subject to examination and regulation by the Federal Reserve. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the Federal Reserve succeeded to the supervisory authority previously held by the OTS.

BFC, on a parent company only basis, had previously committed that it would not, without the prior written non-objection of the OTS, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or, to the extent applicable to BFC, in connection with BankAtlantic’s compliance requirements under its Cease and Desist Order described below; (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, the OTS advised BFC that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity, or (ii) make dividend payments on its preferred stock, in each case without the prior written non-objection of the OTS. On July 21, 2011, BFC made a formal request to the Federal Reserve, which now has the supervisory authority previously held by the OTS, for a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for the quarter ended September 30, 2011. BFC subsequently received a written non-objection from the Federal Reserve with respect to such dividend payment. BFC’s Board of Directors declared the $187,500 dividend payable with respect to its outstanding preferred stock for the quarter ended December 31, 2011, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s currently proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in the accompanying consolidated statement of financial condition as of December 31, 2011.

As described below, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS during February 2011. (See “BankAtlantic Bancorp and BankAtlantic – Regulatory Considerations” below for a discussion regarding the terms of the Cease and Desist Orders.) Based on its ownership interest in BankAtlantic Bancorp, BFC may in the future be required to enter into a Cease and Desist

BFC Financial Corporation

Notes to Consolidated Financial Statements

Order with the Federal Reserve addressing its ownership and oversight of those companies. BFC is also subject to the same regulatory restrictions as BankAtlantic Bancorp with respect to its current status as a “unitary savings and loan holding company”. See the “Regulation” portion of the “Business” section hereof for Information Regarding such Regulatory Requirements.

If BankAtlantic Bancorp completes the sale of BankAtlantic to BB&T, which sale is subject to regulatory approvals and other closing conditions, these regulatory requirements may no longer be applicable to BFC.

Liquidity Considerations

Except as otherwise noted, the debts and obligations of BankAtlantic Bancorp, Bluegreen and Woodbridge are not direct obligations of BFC and generally are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC, absent a dividend or distribution from those entities. BFC’s principal sources of liquidity are its available cash and short-term investments. In addition, during the fourth quarter of 2011, we received a $7.4 million tax refund, net of amounts payable under the settlement agreement related to the bankruptcy filing of Levitt and Sons, LLC, a former wholly owned subsidiary of Woodbridge (“Levitt and Sons”), and substantially all of its subsidiaries. .

We expect to use our available funds to fund operations and meet our obligations. We may also use available funds to make additional investments in the companies within our consolidated group, invest in equity securities and other investments, or repurchase shares of our common stock pursuant to our share repurchase program. On September 21, 2009, our board of directors approved a share repurchase program which authorizes the repurchase of up to 20,000,000 shares of Class A Common Stock and Class B Common Stock at an aggregate cost of up to $10 million. The share repurchase program replaced our $10 million repurchase program that our board of directors approved in October 2006 which placed a limitation on the number of shares which could be repurchased under the program at 1,750,000 shares of Class A Common Stock. The current program, like the prior program, authorizes management, at its discretion, to repurchase shares from time to time subject to market conditions and other factors. No shares were repurchased during the years ended December 31, 2011 or 2010.

During June 2011, BFC purchased for $10.0 million approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights granted to it in BankAtlantic Bancorp’s 2011 rights offering. The shares acquired in the 2011 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 53% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 75%. During 2010, BFC acquired an aggregate of 2.0 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights granted to it in BankAtlantic Bancorp’s 2010 rights offering. The aggregate purchase price for those shares was $15.0 million. The shares acquired in the 2010 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 45% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 71%.

Since March 2009, BFC has not received cash dividends from BankAtlantic Bancorp. BankAtlantic Bancorp is currently prohibited from paying dividends on its common stock without first receiving the written non-objection of the Federal Reserve. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time. Under the terms of BankAtlantic Bancorp’s stock purchase agreement with BB&T, as amended on March 13, 2012, BB&T has agreed to assume the approximately $285 million in principal amount of Bank Atlantic Bancorp’s TruPs, while BankAtlantic Bancorp agreed to pay

BFC Financial Corporation

Notes to Consolidated Financial Statements

at the closing of the transaction all deferred interest on the TruPs through the closing and to pay or escrow certain legal fees and expenses with respect to the TruPs-related litigation. In addition to the above restrictions, BankAtlantic Bancorp may only pay dividends if and when declared by its board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

BFC has not received cash dividends from Bluegreen. Certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends, and Bluegreen may only pay dividends subject to such restrictions and declaration by its board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

During March 2012, Benihana filed a registration statement on Form S-3 under which we may sell any and all of the 1,582,577 shares of Benihana’s Common Stock that we own. The proceeds we receive from any such sale of Benihana’s Common Stock will depend on the timing of the sale and the market price of Benihana’s Common Stock.

We believe that our current financial condition and credit relationships, together with anticipated cash flows from other sources of funds, including proceeds to be expected recovered from surety bond litigation and, to the extent determined to be advisable, proceeds from the disposition of properties or investments, will allow us to meet our anticipated near-term liquidity needs. With respect to long-term liquidity requirements, in addition to the foregoing, we may also, subject to the receipt of any regulatory approval or non-objection, seek to raise funds through the incurrence of long-term secured or unsecured indebtedness, or the issuance of equity and/or debt securities. However, these alternatives may not be available to us on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations and financial condition.

Woodbridge

As previously disclosed, under Florida law, holders of Woodbridge’s Class A Common Stock who did not vote to approve the merger between Woodbridge and BFC and properly asserted and exercised their appraisal rights with respect to their shares (“Dissenting Holders”) are entitled to receive a cash payment in an amount equal to the fair value of their shares as determined in accordance with the provisions of Florida law in lieu of the shares of BFC’s Class A Common Stock that they would otherwise have been entitled to receive. Dissenting Holders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. Woodbridge is currently a party to legal proceedings relating to the appraisal process. In December 2009, a $4.6 million liability was recorded with a corresponding reduction to additional paid-in capital, which is reflected in the Company’s consolidated statements of financial condition representing in the aggregate Woodbridge’s offer to the Dissenting Holders. However, the appraisal rights litigation is currently ongoing and its outcome is uncertain. As a result, there is no assurance as to the amount of the payment that will ultimately be required to be made to the Dissenting Holders, which amount may be greater than the $4.6 million that we have accrued.

Core Communities

In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with the various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of properties in Florida and South Carolina which served as collateral under mortgage loans totaling approximately $113.9 million. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the real property owned by

BFC Financial Corporation

Notes to Consolidated Financial Statements

such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In turn, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In accordance with the accounting guidance for consolidation, Woodbridge recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s consolidated statement of financial condition as of December 31, 2010, and the deferred gain on settlement of investment in subsidiary was recognized into income during the first quarter of 2011.

Approximately $27.2 million of the $113.9 million of mortgage loans described above was collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at December 31, 2010 and was subject to separate foreclosure proceedings. The foreclosure proceedings related to this property were completed on November 3, 2011 and, in accordance with the applicable accounting guidance, the Company recorded an $11.6 million gain on extinguishment of debt during the fourth quarter of 2011. In December 2010, Core and one of its subsidiaries entered into agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and a $13.0 million gain on debt extinguishment was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2010.

On June 10, 2010, Core sold its two commercial leasing projects (sometimes hereinafter referred to as the “Projects”) to Inland Real Estate Acquisition, Inc. (“Inland”) for approximately $75.4 million. As a result of the sale, Core realized a gain on sale of discontinued operations of approximately $2.6 million in the second quarter of 2010. The sale resulted in net cash proceeds to Core of approximately $1.5 million. See Note 5 for further information regarding the Projects.

Carolina Oak

In 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC). As a result of the significant challenges faced during 2009, Woodbridge made the decision to cease all activities at Carolina Oak. In the fourth quarter of 2009, the inventory of real estate at Carolina Oak was reviewed for impairment and a $16.7 million impairment charge was recorded to adjust the carrying amount of Carolina Oak’s inventory to its fair value of $10.8 million.

Woodbridge was the obligor under a $37.2 million loan collateralized by the Carolina Oak property. During 2009, the lender declared the loan to be in default and filed an action for foreclosure. On April 26, 2011, a settlement agreement was entered into to resolve the disputes and ligation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. In accordance with applicable

BFC Financial Corporation

Notes to Consolidated Financial Statements

accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of December 31, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of a foreclosure proceeding or April 25, 2012.

Cypress Creek Holdings

Cypress Creek Holdings owned an 80,000 square foot office building in Fort Lauderdale, Florida. As of December 31, 2011, the building, which had an estimated carrying value of approximately $6.4 million, served as collateral for an approximately $11.2 million mortgage loan. For the year ended December 31, 2010 and 2009, BFC recognized impairment charges related to the office building of $3.9 million and $4.3 million, respectively.

The building was previously 50% occupied by an unaffiliated third party pursuant to a lease which expired in March 2010. The tenant opted not to renew the lease and vacated the space as of March 31, 2010. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building and in December 2011, Cypress Creek Holdings signed a letter of intent for the sale of the building and as a result, Cypress Creek Holdings results of operations are reported as a discontinued operation in the Company’s consolidated financial statements and its assets are classified as assets held for sale. During January 2012, the building was sold for approximately $10.8 million. At closing the Company paid $668,000. The proceeds of the sale were paid to the lender in full satisfaction of the loan. Upon closing of the sale, the Company will recognize a gain of approximately $4.6 million during the first quarter of 2012.

BankAtlantic Bancorp and BankAtlantic

Regulatory Considerations

On February 23, 2011, BankAtlantic Bancorp Parent Company and BankAtlantic each entered into a Stipulation and Consent to Issuance of Order to Cease and Desist with the Office of Thrift Supervision (“OTS”), BankAtlantic Bancorp Parent Company’s and BankAtlantic’s primary regulator on that date. BankAtlantic Bancorp Parent Company and BankAtlantic were historically regulated and subject to regular examination by the Office of Thrift Supervision (“OTS”). Since July 21, 2011, the regulatory oversight of BankAtlantic Bancorp Parent Company is under the Federal Reserve Bank (“FRB”) and the regulatory oversight of BankAtlantic is under the Office of the Comptroller of the Currency (“OCC”) as a result of the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Order to Cease and Desist to which BankAtlantic Bancorp Parent Company is subject is referred to as the “Company Order,” the Order to Cease and Desist to which BankAtlantic is subject is referred to as the “Bank Order” and the Company Order and Bank Order are referred to collectively as the “Orders.” The OTS issued the Orders due to BankAtlantic Bancorp’s losses over the prior three years, high levels of classified assets and inadequate levels of capital based on BankAtlantic’s risk profile as determined by the OTS following its examination. BankAtlantic Bancorp Parent Company submitted written plans to the OTS that address, among other things, BankAtlantic’s capital and set forth BankAtlantic Bancorp Parent Company‘s business plan. In addition, under the terms of the Company Order, BankAtlantic Bancorp Parent Company is prohibited from taking certain actions without receiving the prior written non-objection of the FRB, including, without limitation, declaring or paying any dividends or other capital distributions and incurring certain indebtedness. BankAtlantic Bancorp Parent Company is also required to ensure BankAtlantic’s compliance with the terms of the Bank Order as well as all applicable laws, rules, regulations and agency guidance.

Pursuant to the terms of the Bank Order, BankAtlantic is required to maintain a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. At December 31, 2011, BankAtlantic had a tier 1 (core) capital ratio of 8.22% and a total risk-based capital ratio of 15.15%. Under

BFC Financial Corporation

Notes to Consolidated Financial Statements

the terms of the Bank Order, BankAtlantic has revised certain of its plans, programs and policies and submitted to the OCC certain written plans, including a capital plan, a business plan and a plan to reduce BankAtlantic’s delinquent loans and non-performing assets. If BankAtlantic fails to comply with the capital plan and/or fails to maintain the increased capital ratio requirements, or upon any written request from the OCC, BankAtlantic is required to submit a contingency plan, which must detail actions which BankAtlantic would, in its case, take to either merge with or be acquired by another banking institution. BankAtlantic will not be required to implement such contingency plan until such time as it receives written notification from the OCC to do so. In addition, the Bank Order requires BankAtlantic to limit its asset growth and restricts BankAtlantic from originating or purchasing new commercial real estate loans or entering into certain material agreements, in each case without receiving the prior written non-objection of the OCC. Separately, the OTS confirmed that it has no objection to BankAtlantic originating loans to facilitate the sale of certain assets or the renewal, extension or modification of existing commercial real estate loans, subject in each case to compliance with applicable regulations and bank policies. The Bank Order prohibits the payment of dividends and other distributions without the prior written non-objection of the OCC. The Orders also include certain restrictions on compensation paid to directors and named executive officers of BankAtlantic Bancorp Parent Company and BankAtlantic, and restrictions on agreements with affiliates.

In response to the higher capital requirements of the Bank Order, in the event the BB&T transaction is not consummated, BankAtlantic Bancorp Parent Company and BankAtlantic may seek to issue BankAtlantic Bancorp’s Class A Common Stock in public or private offerings, or adopt operating strategies to increase revenues and to reduce non-interest expenses, asset balances and non-performing loans. There can be no assurance that BankAtlantic Bancorp Parent Company or BankAtlantic will be able to execute these or other strategies in order to maintain BankAtlantic’s minimum regulatory capital levels.

Each Order became effective on February 23, 2011 and will remain in effect until terminated, modified or suspended by the OCC, as it relates to the Bank Order, or the FRB, as it relates to the Company Order. No fines or penalties were imposed in connection with either Order. If there is any material failure by BankAtlantic Bancorp Parent Company or BankAtlantic to comply with the terms of the Orders, or if unanticipated market factors emerge, and/or if BankAtlantic Bancorp is unable to successfully execute its plans, or comply with other regulatory requirements, then the regulators could take further action, which could include the imposition of fines and/or additional enforcement actions. Enforcement actions broadly available to regulators include the issuance of a capital directive, removal of officers and/or directors, institution of proceedings for receivership or conservatorship, and termination of deposit insurance. Any such action would have a material adverse effect on BankAtlantic Bancorp’s business, results of operations and financial position.

Liquidity Considerations

Both BankAtlantic Bancorp Parent Company and BankAtlantic actively manage liquidity and cash flow needs. BankAtlantic Bancorp Parent Company had cash of $2.5 million as of December 31, 2011. BankAtlantic Bancorp Parent Company does not have debt maturing until March 2032 and has the ability to defer interest payments on its junior subordinated debentures until December 2013; however, based on current interest rates, accrued and unpaid interest of approximately $74.4 million would be owed as of December 2013 if interest is deferred until that date. BankAtlantic Bancorp Parent Company’s operating expenses for the year ended December 31, 2011 were $5.5 million. BankAtlantic Bancorp Parent Company’s liquidity is dependent on the repayments of loans, sale of real estate, and obtaining funds from external sources. Based on the current and expected liquidity needs and sources, BankAtlantic Bancorp expects to be able to meet its obligations at least through December 31, 2012.

BankAtlantic’s liquidity is dependent, in part, on its ability to maintain or increase deposit levels and the availability of its lines of credit borrowings with the Federal Home Loan Bank (“FHLB”) as well as the Treasury

BFC Financial Corporation

Notes to Consolidated Financial Statements

and Federal Reserve lending programs. As of December 31, 2011, BankAtlantic had $770.2 million of cash and short-term investments and approximately $585 million of available unused borrowings, consisting of $545 million of unused FHLB line of credit capacity, $6 million of unpledged securities, and $34 million of available borrowing capacity at the Federal Reserve. BankAtlantic has $613 million of loans pledged against the FHLB unused borrowings and $37 million of securities available for sale pledged against unused Federal Reserve borrowings. However, such available borrowings are subject to regular reviews and may be terminated, suspended or reduced at any time at the discretion of the issuing institution or based on the availability of qualifying collateral. Additionally, interest rate changes, additional collateral requirements, disruptions in the capital markets, adverse litigation or regulatory actions, or deterioration in BankAtlantic’s financial condition may reduce the amounts it is able to borrow, make borrowings unavailable or make terms of the borrowings and deposits less favorable. As a result, BankAtlantic’s cost of funds could increase and the availability of funding sources could decrease.

3.	Mergers, Acquisitions and Dispositions

Woodbridge Merger

On September 21, 2009, Woodbridge Holdings Corporation and BFC consummated their merger, pursuant to which Woodbridge Holdings Corporation merged with and into a wholly-owned subsidiary of BFC. Upon the effectiveness of the merger, the subsidiary was re-named Woodbridge Holdings, LLC, and Woodbridge Holdings, LLC continued as the surviving company of the merger and the successor entity to Woodbridge Holdings Corporation. Pursuant to the terms of the merger, which was approved by the shareholders of Woodbridge and BFC at their respective meetings held on September 21, 2009, each outstanding share of Woodbridge’s Class A Common Stock automatically converted into the right to receive 3.47 shares of BFC’s Class A Common Stock. Shares otherwise issuable to BFC attributable to the shares of Woodbridge’s Class A Common Stock and Class B Common Stock owned by BFC were canceled in connection with the merger. The merger resulted in a net increase to BFC’s shareholders’ equity of approximately $95.0 million, comprised of an increase in common stock and additional paid-in capital of approximately $303,000 and $94.7 million, respectively, and a corresponding decrease to noncontrolling interest of approximately $99.6 million.

Prior to the consummation of the merger, BFC owned approximately 22% of Woodbridge’s Class A Common Stock and all of Woodbridge’s Class B Common Stock, representing approximately 59% of the total voting power of Woodbridge. Since BFC had a controlling interest in Woodbridge, the financial results of Woodbridge prior to the merger were consolidated in BFC’s financial statements. As Woodbridge is now a wholly owned subsidiary of BFC, its financial results continue to be consolidated in BFC’s financial statements. The merger was accounted for as an equity transaction for financial reporting and accounting purposes in accordance with FASB authoritative guidance in connection with noncontrolling interests, which provides that changes in a parent’s ownership interest which do not result in the parent losing its controlling interest are reported as equity transactions.

See the description of the appraisal rights litigation related to the Woodbridge merger discussed in Note 2 above.

Bluegreen Share Acquisitions

On November 16, 2009, the Company purchased approximately 7.4 million shares of the common stock of Bluegreen for an aggregate purchase price of approximately $23 million, increasing its interest in Bluegreen’s then outstanding common stock from 29% to 52%, and resulting in the Company owning a controlling interest in Bluegreen. The Company currently owns approximately 54% of Bluegreen’s outstanding common stock. The

BFC Financial Corporation

Notes to Consolidated Financial Statements

Company previously accounted for its 29% equity interest in Bluegreen as an equity method investment. The fair value of the Company’s investment in Bluegreen immediately before the acquisition was $25.1 million, net of an $8.1 million loss resulting from the remeasurement of its investment in Bluegreen, as discussed below, which was included in the gain on bargain purchase of Bluegreen in the Company’s consolidated statements of operations. Bluegreen’s results for the Bluegreen Interim Period and the year ended December 31, 2010 and 2011 are consolidated into the Company’s financial statements. The Company consolidates all of Bluegreen’s wholly-owned subsidiaries and entities in which Bluegreen holds a controlling financial interest. The Company also consolidates Bluegreen’s non-wholly owned subsidiary, Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), as Bluegreen holds a 51% equity interest in the Bluegreen/Big Cedar Joint Venture, has an active role as the day-to-day manager of the Bluegreen/Big Cedar Joint Venture’s activities, and has majority voting control of the Bluegreen/Big Cedar Joint Venture’s management committee.

The Company accounted for the acquisition of a controlling interest in Bluegreen in November 2009 in accordance with the accounting guidance of business combinations. As part of the accounting for the November 2009 Bluegreen share acquisition, management was required to evaluate the fair value of Bluegreen’s inventory and certain of Bluegreen’s contracts. Based on preliminary estimates made as part of the evaluation, the Company recorded a $183.1 million “bargain purchase gain” during the fourth quarter of 2009. As previously reported, during the fourth quarter of 2010, the Company adjusted the preliminary value assigned to the assets and liabilities of Bluegreen in order to reflect additional information obtained since the acquisition date. These adjustments resulted in a decrease in total assets and total liabilities of approximately $3.4 million and $3.0 million, respectively, and a decrease in total equity of approximately $0.4 million. Furthermore, the net income attributable to BFC decreased by approximately $289,000 and earnings per share from continuing operations decreased by approximately $0.01 per common share.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table summarizes the aggregate purchase price allocation and fair value of the non-controlling interest in Bluegreen at November 16, 2009, as revised during the fourth quarter of 2010 (in thousands):

	Purchase Price	Fair Value Hierarchy
Cash and cash equivalents	$51,621	Level 1
Restricted cash	25,079	Level 1
Property and equipment	76,930	Level 3
Management contracts	63,000	Level 3
Real estate inventory	205,059	Level 3
Assets held for sale from discontinued operations	108,108	Level 3
Notes receivable	285,000	Level 3
Retained interests in notes receivable sold	29,250	Level 3
Other assets	44,440	Level 3

Fair value of assets	888,487

Accounts payable and other liabilities	54,849	Level 3
Deferred income	10,996	Level 3
Deferred income taxes	22,690	Level 3
Lines of credit and notes payable	198,947	Level 2
Junior subordinated debentures	56,783	Level 2
Receivable-backed notes payable	236,359	Level 2

Fair value of liabilities	580,624

Non-controlling interest (Big Cedar Joint Venture)	26,100	Level 3

Net assets acquired	281,763
Less: Cash consideration on acquisition of additional 23%	(22,939)
Less: Fair value of previously held equity interest	(25,126)	Level 1
Less: Fair value of non-controlling interest	(41,254)	Level 1
Less: Loss on previously held equity interest	(8,074)
Less: Loss on accumulated other comprehensive income attributable to previously held equity interest	(1,521)

Bargain purchase gain	$182,849

As a result of the Company obtaining a controlling interest in Bluegreen, the Company’s previously held 29% equity interest in Bluegreen was re-measured to fair value. The fair value of the non-controlling interest was based on a market approach valuation technique and inputs categorized as Level 1 inputs under the accounting guidance for fair value measurements.

The fair value of the assets acquired includes: notes receivable which were fair valued using an income approach and application of a discounted cash flow method; real estate inventory, including resorts and communities inventory which was valued using a combination of the income approach for the resorts inventory and independent appraisals for the communities inventory; retained interest in notes receivable sold representing Bluegreen’s economic interest in the notes receivable it sold in a structured financing transaction, which was fair valued using an income approach and a discount of the expected cash flows available to be distributed to investors; and intangible assets, representing management contracts which consist of Bluegreen’s contracts with various homeowners associations to manage, service, staff and maintain properties. The management contracts

BFC Financial Corporation

Notes to Consolidated Financial Statements

were fair valued using an income approach and excess earnings method whereby the revenues and costs attributable to the management contracts less charges for use of the contributory assets are used to determine excess earnings. The management contracts have indefinite useful lives and are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

The liabilities subject to fair value determinations included: receivable-backed notes payable, notes payable and lines of credit, which were valued based on the underlying terms, including maturity dates of the loan facilities; junior subordinated debentures, which were fair valued based on a discounted cash flow analysis; and non-controlling interest in the Bluegreen/Big Cedar Joint Venture, which was valued using a methodology consistent with the methodology used for the valuation of Bluegreen’s underlying assets and liabilities.

Purchases of BankAtlantic Bancorp’s Class A Common Stock

BankAtlantic Bancorp distributed to its shareholders of record as of the close of business on May 12, 2011, 0.624 non transferable subscription rights to for each share of BankAtlantic Bancorp Class A Common Stock and Class B Common Stock owned on May 12, 2011. Each whole subscription right entitled the holder to purchase one share of BankAtlantic Bancorp’s Class A Common Stock at a subscription price of $3.75 per share (the “2011 Rights Offering”). Shareholders who exercised their basic subscription rights in full were also given the opportunity to request to purchase, at the same $3.75 per share purchase price, additional shares of BankAtlantic Bancorp’s Class A Common Stock that were not purchased by other shareholders through the exercise of the basic subscription rights granted to them. The 2011 Rights Offering was completed on June 16, 2011 with BankAtlantic Bancorp issuing an aggregate of 3,025,905 shares of its Class A Common Stock. BFC participated in the 2011 Rights Offering, acquiring an aggregate of 2,666,667 shares of BankAtlantic Bancorp’s Class A Common Stock for an aggregate purchase price of $10 million. This increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 53% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 75%.

BankAtlantic Bancorp distributed to its shareholders of record as of the close of business on June 14, 2010, 0.327 non transferable subscription rights for each share of BankAtlantic Bancorp Class A Common Stock and Class B Common Stock owned on that date. Each whole subscription right entitled the holder to purchase one share of BankAtlantic Bancorp’s Class A Common Stock at a subscription price of $7.50 per share (the “2010 Rights Offering”). Shareholders who exercised their basic subscription rights in full were also given the opportunity to request to purchase any additional shares of BankAtlantic Bancorp’s Class A Common Stock that remained unsubscribed for at the expiration of the 2010 Rights Offering at the same $7.50 per share purchase price. The 2010 Rights Offering was completed on July 20, 2010 with BankAtlantic Bancorp issuing an aggregate of 2,668,076 shares of its Class A Common Stock. BFC acquired an aggregate of 2.0 million shares of BankAtlantic Bancorp’s Class A Common Stock in the 2010 Rights Offering for an aggregate purchase price of $15.0 million. The shares acquired in the 2010 Rights Offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 45% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 71%.

BankAtlantic Bancorp distributed to its shareholders of record as of the close of business on August 24, 2009, 4.441 subscription rights for each share of BankAtlantic Bancorp’s Class A Common Stock and Class B Common Stock owned on that date (the “2009 Rights Offering”). Each whole subscription right entitled the holder to purchase one share of BankAtlantic Bancorp’s Class A Common Stock at a purchase price of $10.00 per share. The 2009 Rights Offering was completed on September 29, 2009 with BankAtlantic Bancorp issuing 7,596,188 shares of its Class A Common Stock. BFC exercised its subscription rights in the 2009 Rights Offering to purchase an aggregate of approximately 3.0 million shares of BankAtlantic Bancorp’s Class A Common Stock

BFC Financial Corporation

Notes to Consolidated Financial Statements

for an aggregate purchase price of $29.9 million. This purchase increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 7% to 37% and increased BFC’s voting interest in BankAtlantic Bancorp by approximately 7% to 66%.

BFC’s acquisition of shares of BankAtlantic Bancorp’s Class A Common Stock in the 2011, 2010 and 2009 Rights Offerings were each accounted for as an equity transaction in accordance with applicable accounting guidance which provides that changes in a parent’s ownership interest which do not result in the parent losing its controlling interest are reported as equity transactions.

Sale of Tampa Branches and Related Facilities by BankAtlantic

In August 2010, BankAtlantic announced that it had decided to focus on its core markets in South Florida and BankAtlantic began seeking a buyer for its 19 branches located in the Tampa, Florida area. In January 2011, BankAtlantic agreed to sell its 19 branches and 2 related facilities in the Tampa area and the associated deposits to an unrelated financial institution and on June 3, 2011, BankAtlantic completed the Tampa branch sale. The purchasing financial institution paid a 10% premium for the deposits plus the net book value of the acquired real estate and substantially all of the fixed assets associated with the branches and facilities. Included in the Company’s consolidated statement of operations for the year ended December 31, 2011 was a $38.6 million gain on the Tampa branch sale.

The following summarizes the assets sold, liabilities transferred and cash outflows associated with the branches and facilities sold (in thousands):

Amount
Assets Sold:
Cash and cash equivalents	$5,850
Property and equipment	28,626

Total assets sold	34,476

Liabilities Transferred:
Deposits	324,320
Other liabilities	183

Total liabilities transferred	324,503

Net liabilities transferred	(290,027)
Gain on sale of Tampa branches	40,615
Transaction costs	(1,993)

Net cash outflows from sale of branches	$(251,405)

BFC Financial Corporation

Notes to Consolidated Financial Statements

The assets and liabilities associated with the Tampa branches as of December 31, 2010 were as follows

(in thousands):

ASSETS
Cash and cash equivalents	$5,850
Office properties and equipment	31,484

Total assets held for sale	$37,334

LIABILITIES
Interest bearing deposits	$255,630
Non-interest bearing deposits	85,516

Total deposits	341,146
Accrued interest payable	87

Total liabilities held for sale	$341,233

4.	Cumulative Effect of Change in Accounting Principle

On January 1, 2010, the Company, Bluegreen and BankAtlantic Bancorp adopted an amendment to the accounting guidance for transfers of financial assets and an amendment to the accounting guidance associated with the consolidation of VIEs. As a result of the adoption of these accounting standards, Bluegreen consolidated seven special purpose finance entities (“QSPEs”) associated with prior securitization transactions that previously qualified for off-balance sheet sales treatment, which resulted in a one-time non-cash after-tax reduction to retained earnings of $2.4 million. In addition, BankAtlantic Bancorp consolidated its joint venture that conducted a factoring business. No charges were recorded to retained earnings in connection with the consolidation of BankAtlantic Bancorp’s factoring joint venture. This joint venture ceased operations in September 2011.

The consolidation of Bluegreen’s special purpose finance entities also resulted in the following impact to BFC’s Consolidated Statement of Financial Condition at January 1, 2010: (1) assets increased by $413.8 million, primarily representing the consolidation of notes receivable, net of allowance, partially offset by the elimination of retained interests; (2) liabilities increased by $416.7 million, primarily representing the consolidation of non-recourse debt obligations to securitization investors, partially offset by the elimination of certain deferred tax liabilities; and (3) total equity decreased by approximately $2.9 million, including a decrease to noncontrolling interest of approximately $1.4 million.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The impact of the adoption of the change in accounting principle on the related assets, related liabilities, noncontrolling interests and total equity are as follows (in thousands):

		Consolidation
	December 31, 2009	Bluegreen’s QSPEs	BankAtlantic Bancorp’s Joint Venture	Total	January 1, 2010
Restricted cash	$24,020	36,518	—	36,518	60,538
Loans receivable	3,678,894	—	3,214	3,214	3,682,108
Notes receivable	279,645	377,265	—	377,265	656,910
Real estate inventory	384,007	16,403	—	16,403	400,410
Retained interest in notes receivable sold	26,340	(26,340)	—	(26,340)	—
Investment in unconsolidated affiliates	15,272	—	(3,256)	(3,256)	12,016
Other assets	65,500	9,970	367	10,337	75,837

Change in related assets	$4,473,678	413,816	325	414,141	4,887,819

Other liabilities	$187,032	3,544	18	3,562	190,594
Deferred income taxes	25,205	1,779	—	1,779	26,984
Receivable -backed notes payable	237,416	411,369	—	411,369	648,785

Change in related liabilities	$449,653	416,692	18	416,710	866,363

Total BFC’s shareholders’ equity	$245,083	(1,496)	—	(1,496)	243,587
Noncontrolling interests	159,312	(1,380)	307	(1,073)	158,239

Total equity	$404,395	(2,876)	307	(2,569)	401,826

5.	Discontinued Operations

Discontinued operations included in the accompanying consolidated financial statements include Bluegreen Communities, Core Communities, and Cypress Creek Holdings as discussed below. The Company elected not to separate the assets held for sale from discontinued operations in the consolidated statements of cash flows for the years ended December 31, 2010 and 2009.

Bluegreen Communities

On June 30, 2011, Bluegreen’s Board of Directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, it was determined that Bluegreen Communities, which had previously been presented as a separate reporting segment, met the criteria for classification as a discontinued operation and the majority of Bluegreen Communities assets met the criteria for classification as “assets held for sale.” The assets held for sale primarily consist of Bluegreen Communities’ real estate assets valued on our books at $28.6 million and $83.8 million as of December 31, 2011 and December 31, 2010, respectively. The decrease in the carrying amount of the assets held for sale is primarily the result of a $55.1 million non-cash charge recorded during the year ended December 31, 2011 to write down the value of Bluegreen Communities’ assets to estimated fair value less cost to sell. The fair value as of December 31, 2011 of Bluegreen Communities’ assets held for sale was derived based on the sale price under the Purchase and Sale Agreement, as amended, (Level 3) discussed below.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar. The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Assets excluded

BFC Financial Corporation

Notes to Consolidated Financial Statements

from the sale primarily include Bluegreen Communities’ notes receivable portfolio, and Bluegreen or its subsidiaries will generally remain responsible for commitments and liabilities relating to previously completed developments and assets not sold to Southstar. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement.

Under the terms of the agreement, as amended, Southstar has delivered cash deposits totaling $4.5 million, as of the date of this filing, $50,000 of which is non-refundable and the remainder of which is being held in escrow pending closing and will only be refunded to Southstar in the event the transaction is not consummated as a result of a breach of the agreement by one or more of Bluegreen’s subsidiaries which is not timely cured.

The agreement contains certain representations and warranties on the part of Bluegreen’s subsidiaries and Southstar which Bluegreen believes to be customary for transactions of this nature, as well as certain covenants, including non-competition and other restrictive covenants. The agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. The closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. While Southstar’s receipt of financing is not a closing condition under the agreement, Southstar has advised Bluegreen that it has obtained financing in order to close the transaction.

Loss from discontinued operations during the year ended December 31, 2011 includes a loss on assets held for sale of approximately $58.0 million. While fair value of the assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale Agreement described above, the transaction may not be consummated on the contemplated terms or at all. As a result, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from their estimated fair value.

As a result of a continued low volume of sales, reduced prices, and the impact of reduced sales on the forecasted sell-out period of our Bluegreen Communities projects, Bluegreen recorded non-cash charges (included in other costs and expenses) of approximately $14.9 million, net of purchase accounting adjustments, during the year ended December 31, 2010, to write-down the carrying amount of completed Bluegreen Communities’ properties to their estimated fair value less costs to sell. As of December 31, 2010, Bluegreen evaluated the carrying value of Bluegreen Communities’ undeveloped inventory based upon the probability weighted average cash flows at various outcomes, including the development and sale of such inventory as retail homesites. In connection with this analysis, Bluegreen recorded an impairment charge (included in other costs and expenses) of $14.9 million, net of purchase accounting adjustments to write down the carrying amount of certain undeveloped phases in several of Bluegreen Communities’ properties to fair value, as we determined that the carrying amounts of those homesites would not be recovered by estimated future cash flows.

Bluegreen estimated the fair value of the underlying properties based on either the prices of comparable properties or its analysis of their estimated future cash flows (Level 3 inputs), discounted at rates commensurate with the risk inherent in the property. Bluegreen estimated future cash flows based upon its expectations of performance given current and projected forecasts of the economy and real estate markets in general.

Also included in results of discontinued operations in each of the periods presented is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility ($23.9 million as of December 31, 2011), and a $2.0 million deferred fee, would be required to be repaid upon the sale of the respective assets.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Core Communities

In December 2009, Core Communities reinitiated efforts to sell the Projects, its two commercial leasing projects, and began soliciting bids from several potential buyers for the immediate sale of the Projects in their present condition. Due to this decision, the assets associated with the Projects were classified as discontinued operations in accordance with the accounting guidance for the disposal of long-lived assets. On June 10, 2010, Core sold the Projects for approximately $75.4 million. As a result of the sale, a gain on sale of discontinued operations of approximately $2.6 million was realized in the second quarter of 2010. In connection with the sale and negotiations with the lenders with respect to the Projects, the outstanding balance of the loans related to the assets held for sale was reduced by approximately $800,000. Core used the proceeds from the sale to repay these loans. As a result, Core was released from its obligations to the lender with respect to the loans. The results of operations for the Projects is included in discontinued operations in the consolidated statements of operations for the years ended December 31, 2010 and 2009. During the fourth quarter of 2009, the Projects’ net assets were written down to their estimated fair value less costs to sell and, accordingly, an impairment charge of approximately $13.6 million was recorded during the fourth quarter of 2009. Depreciation related to the Projects ceased in December 2009.

Cypress Creek Holdings

Cypress Creek Holdings owned an 80,000 square foot office building in Fort Lauderdale, Florida. As of December 31, 2011, the building, which had an estimated carrying value of approximately $6.4 million, served as collateral for an approximately $11.2 million mortgage loan. For the year ended December 31, 2010 and 2009, BFC recognized impairment charges related to the office building of $3.9 million and $4.3 million, respectively.

The building was previously 50% occupied by an unaffiliated third party pursuant to a lease which expired in March 2010. The tenant opted not to renew the lease and vacated the space as of March 31, 2010. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building and in December 2011, Cypress Creek Holdings signed a letter of intent for the sale of the building and as a result, Cypress Creek Holdings results of operations are reported as a discontinued operation in the Company’s consolidated financial statements and its assets are classified as assets held for sale. During January 2012, the building was sold for approximately $10.8 million. At closing the Company paid $668,000. The proceeds of the sale were paid to the lender in full satisfaction of the loan. Upon closing of the sale, the Company will recognize a gain of approximately $4.6 million during the first quarter of 2012.

The following table summarizes the assets held for sale from discontinued operations and liabilities related to the assets held for sale from discontinued operations for Bluegreen Communities and Cypress Creek Holdings as of December 31, 2011 and 2010 (in thousands):

	As of December 31, 2011
	Bluegreen Communities	Cypress Creek Holdings	Total
Real estate inventory	$23,264	—	23,264
Property and equipment, net	5,361	6,410	11,771

Assets held for sale	$28,625	6,410	35,035

Notes and mortgage payable	$—	11,156	11,156

Liabilities related to assets held for sale	$—	11,156	11,156

BFC Financial Corporation

Notes to Consolidated Financial Statements

	As of December 31, 2010
	Bluegreen Communities	Cypress Creek Holdings	Total
Real estate inventory	$78,178	—	78,178
Property and equipment, net	5,576	6,900	12,476

Assets held for sale	$83,754	6,900	90,654

Notes and mortgage payable	$—	11,387	11,387

Liabilities related to assets held for sale	$—	11,387	11,387

The following table summarizes the results of discontinued operations for Bluegreen Communities for the years ended December 31, 2011 and 2010 and the Bluegreen Interim Period in 2009 (from November 16, 2009 through December 31, 2009), Core Communities for the years ended December 31, 2010 and 2009 and Cypress Creek Holdings (“CCH”) for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	For the Year Ended December 31, 2011
	Bluegreen Communities	Cypress Creek Holdings	Total
Revenues	$13,876	4	13,880
Gain on sale of assets	—	—	—

	13,876	4	13,880

Costs and Expenses :
Other costs and expenses	16,075	1,052	17,127
Interest expense	2,956 (2)	638	3,594
Loss on assets held for sale	57,935	—	57,935

	76,966	1,690	78,656

Loss from discontinued operations before income taxes	(63,090)	(1,686)	(64,776)
Less: Benefit for income taxes	(21,591)	—	(21,591)

Loss from discontinued operations	$(41,499)	(1,686)	(43,185)

BFC Financial Corporation

Notes to Consolidated Financial Statements

	For the Year Ended December 31, 2010
	Bluegreen Communities	Core Communities	Cypress Creek Holdings	Total
Revenues	$13,699	2,951	306	16,956
Gain on sale of assets	—	2,617	—	2,617

	13,699	5,568	306	19,573

Costs and Expenses :
Other costs and expenses	40,021 (1)	1,299	5,150	46,470
Interest expense	4,250 (2)	1,804	651	6,705

	44,271	3,103	5,801	53,175

(Loss) income from discontinued operations before income taxes	(30,572)	2,465	(5,495)	(33,602)
Less: Benefit for income taxes	(9,110)	—	—	(9,110)

(Loss) Income from discontinued operations	$(21,462)	2,465	(5,495)	(24,492)

	For the Interim Period Ended December 31, 2009	For the Year Ended December 31, 2009
	Bluegreen Communities	Core Communities	Cypress Creek Holdings	Total
Revenues	$3,732	8,497	1,178	13,407
Gain on sale of assets	—	—	—	—

	3,732	8,497	1,178	13,407

Costs and Expenses :
Other costs and expenses	7,006	20,753	5,867	33,626
Interest expense	725 (2)	3,376	716	4,817

	7,731	24,129	6,583	38,443

Loss from discontinued operations before income taxes	(3,999)	(15,632)	(5,405)	(25,036)
Less: Benefit for income taxes	(1,400)	—	—	(1,400)

Loss from discontinued operations	$(2,599)	(15,632)	(5,405)	(23,636)

(1)	Includes Bluegreen Communities non-cash impairment charges of approximately $14.9 million for the year ended December 31, 2010.
(2)	Relates to interest expense on Bluegreen’s H4BG Communities Facility.

Financial Services - Ryan Beck

On February 28, 2007, BankAtlantic Bancorp sold Ryan Beck to Stifel. The Stifel sales agreement provided for contingent earn-out payments, payable in cash or shares of Stifel common stock, at Stifel’s election, based on (a) defined Ryan Beck private client revenues during the two-year period immediately following the Ryan Beck sale up to a maximum of $40.0 million and (b) defined Ryan Beck investment banking revenues equal to 25% of the amount that such revenues exceeded $25.0 million during each of the two twelve-month periods immediately following the Ryan Beck sale. Included in the Company’s consolidated statement of operations in discontinued

BFC Financial Corporation

Notes to Consolidated Financial Statements

operations during the year ended December 31, 2009 was $4.2 of earn-out consideration. The Stifel sales agreement also required BankAtlantic Bancorp to indemnify Stifel for certain losses arising out of activities of Ryan Beck prior to the sale and asserted through August 31, 2009. The Company also recognized in its consolidated statement of operations in discontinued operations for each of the years in the two years ended December 31, 2010 $0.5 million of indemnification expenses.

6.	Securities Available for Sale and Derivatives

The following tables summarize securities available-for-sale (in thousands):

	As of December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency securities:
Mortgage-backed securities	$12,533	885	—	13,418
Real estate mortgage conduits (1)	30,561	1,129	—	31,690

Total	43,094	2,014	—	45,108

Investment securities:
Benihana Common Stock	16,477	—	287	16,190
Other equity securities	1,326	179	—	1,505

Total investment securities	17,803	179	287	17,695

Total	$60,897	2,193	287	62,803

	As of December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency securities:
Mortgage-backed securities	$105,219	6,823	—	112,042
Agency bonds	60,000	143	—	60,143
Real estate mortgage investment conduits (1)	66,034	2,807	—	68,841

Total	231,253	9,773	—	241,026

Investment securities:
Municipal bonds	162,113	33	23	162,123
Other bonds	19,936	8	22	19,922
Benihana Convertible Preferred Stock	16,426	4,680	—	21,106
Equity and other securities	20,634	188	3	20,819

Total investment securities	219,109	4,909	48	223,970

Derivatives	24	—	—	24

Total	$450,386	14,682	48	465,020

(1)	Real estate mortgage investment conduits (“REMICs”) are pass-through entities that hold residential loans, and investors are issued ownership interests in the entities in the form of a bond. The securities were issued by government agencies.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table shows the gross unrealized losses and fair value of the Company’s securities available for sale with unrealized losses that are deemed temporary, aggregated by investment category and length of time that the securities have been in a continuous unrealized loss position, as of December 31, 2011 and 2010 (in thousands):

	As of December 31, 2011
	Less Than 12 Months
	Fair Value	Unrealized Losses
Benihana Common Stock	$16,190	(287)

	As of December 31, 2010
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Municipal Bonds	$90,413	(23)	—	—	90,413	(23)
Taxable Securities	15,155	(22)	—	—	15,155	(22)
Equity securities	—	—	7	(3)	7	(3)

Total	$105,568	(45)	7	(3)	105,575	(48)

The unrealized losses on municipal bonds and taxable securities outstanding less than 12 months were primarily the result of interest rate changes. BankAtlantic Bancorp received cash proceeds for its entire investment in the bonds and securities upon maturity during 2011.

During May and July 2011, BFC converted an aggregate of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. In October 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock. The Company did not consider its investment in Benihana to be other-than-temporarily impaired at December 31, 2011.

The unrealized loss on equity securities at December 31, 2010 was not significant. Accordingly, the Company did not consider these investments other-than-temporarily impaired at December 31, 2010.

The scheduled maturities of debt securities available for sale were (in thousands):

	Debt Securities Available for Sale
December 31, 2011 (1) (2)	Amortized Cost	Estimated Fair Value
Due within one year	$249	249
Due after one year, but within five years	113	115
Due after five years, but within ten years	12,913	13,542
Due after ten years	29,819	31,202

Total	$43,094	45,108

(1)	Scheduled maturities in the above table may vary significantly from actual maturities due to prepayments.
(2)	Scheduled maturities are based upon contractual maturities.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Included in Financial Services securities activities, net were (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Gross gains on securities sales	$6,960	3,140	11,238

Gross losses on securities sales	$—	—	—

Proceed from sales of securities	$90,980	58,846	303,825

Other-than-temporary impairments	$(1,500)	—	(1,587)

Management reviews its securities portfolio for other-than-temporary declines in value quarterly. As a consequence of the review during the year ended December 31, 2011 and 2009, BankAtlantic Bancorp recognized a $1.5 million and $1.6 million other-than-temporary decline in value related to an equity investment in an unrelated financial institution. The impairment was recognized in the Company’s consolidated statement of operations in Financial Services - securities activities, net.

BFC - Benihana Investment

Benihana is a NASDAQ-listed company which historically had two listed classes of common shares: Common Stock (BNHN) and Class A Common Stock (BNHNA). During 2004, BFC purchased 800,000 shares of Series B Convertible Preferred Stock of Benihana for $25.00 per share. BFC received quarterly dividends on these preferred shares at an annual rate equal to 5%, or $1.25 per share, payable on the last date of each calendar quarter. During May and July 2011, BFC converted an aggregate of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. In October 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification was approved by Benihana’s shareholders on November 17, 2011 and effected on November 29 , 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana.

Prior to its May 2011 conversion of Benihana’s Series B Convertible Preferred Stock during the second quarter of 2011, the estimated fair value of the Company’s investment in Benihana’s Series B Convertible Preferred Stock was assessed using the income approach with Level 3 inputs by discounting future cash flows at a market discount rate combined with the fair value of the underlying shares of Benihana’s Common Stock that BFC would have received upon conversion of its shares of Benihana’s Series B Convertible Preferred Stock. At December 31, 2010, the estimated fair value of our investment in Benihana’s Series B Convertible Preferred Stock was approximately $21.1 million. In connection with the May 2011 conversion, effective for the quarter ended June 30, 2011, we began to assess the value of our remaining investment in Benihana’s Series B Convertible Preferred Stock by using the market approach with Level 2 inputs, as if converted to Common Stock, instead of the income approach with Level 3 inputs as it was previously assessed. At December 31, 2011, the estimated fair value of our investment in Benihana’s Common Stock of approximately $16.2 million was based on the closing price of Benihana’s Common Stock on the NASDAQ on December 31, 2011 of $10.23 per share.

Office Depot Investment

During March 2008, Woodbridge purchased 3,000,200 shares of Office Depot common stock at an average price of $11.33 per share for an aggregate purchase price of approximately $34.0 million. During June 2008, 1,565,200 of the shares were sold at an average price of $12.08 per share for an aggregate sales price of

BFC Financial Corporation

Notes to Consolidated Financial Statements

approximately $18.9 million resulting in a gain of approximately $1.2 million. During November 2009, we sold the remaining 1,435,000 shares of Office Depot common stock that we held at an average price of $5.95 per share, for an aggregate sales price of approximately $8.5 million. In connection with the November 2009 sale, a gain was realized of approximately $6.7 million in the fourth quarter of 2009. An other-than temporary impairment charge of approximately $2.4 million with respect to our investment in Office Depot’s common stock was recorded during the year ended December 31, 2009.

Derivatives

During 2010, BankAtlantic expanded its cruise ship automated teller machine (“ATM”) operations and began dispensing foreign currency from certain ATMs on cruise ships. At December 31, 2011 and 2010, BankAtlantic had $2.3 million and $6.7 million of foreign currency in cruise ship ATMs, respectively. Included in Financial Services other non-interest income in the Company’s consolidated statement of operations during the year ended December 31, 2011 was an $18,000 foreign currency exchange loss compared to a $0.1 million foreign currency exchange gain during the year ended December 31, 2010. BankAtlantic purchased foreign currency put options as an economic hedge for the foreign currency in its cruise ship ATMs during the year ended December 31, 2010. BankAtlantic did not hedge its foreign currency in its cruise ship ATM’s during the year ended December 31, 2011 and had no put options outstanding as of December 31, 2011. The terms of the put options and the fair value as of December 31, 2010 were as follows (in thousands, except strike price):

Contract Amount	Expiration Date	Strike Price	Premium	Fair Value
€400	Jan-11	1.34	28	8
400	Apr-11	1.34	31	16

€800			$59	24

Included in securities activities, net in the Company’s consolidated statement of operations were $24,000 and $0.3 million of net losses associated with put options for the years ended December 31, 2011 and 2010, respectively.

7.	Tax Certificates

The following table summarizes tax certificates (in thousands):

	As of December 31, 2011		As of December 31, 2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Tax certificates (1)
Net of allowance of $7,488 and $8,811, respectively	$46,488	45,562	89,789	90,738

(1)	The estimated fair value was calculated at December 31, 2011 and 2010 using an expected cash flow model discounted at an interest rate that takes into account the risk of the cash flows of tax certificates relative to alternative investments.

Included in tax certificates were $3.1 million and $3.6 million of non-accrual tax certificates as of December 31, 2011 and 2010, respectively.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Activity in the allowance for tax certificate losses was (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Balance, beginning of period	$8,811	6,781	6,064

Charge-offs	(5,019)	(2,997)	(2,965)
Recoveries	913	475	294

Net charge-offs	(4,108)	(2,522)	(2,671)
Provision charged to non-interest expense	2,783	4,552	3,388

Balance, end of period	$7,488	8,811	6,781

8.	Loans Receivable and Loans Held for Sale

The loan portfolio consisted of the following components (in thousands):

	December 31,
	2011	2010
Commercial non-real estate	$118,145	135,588
Commercial real estate:
Residential	104,593	133,155
Land	24,202	58,040
Owner occupied	86,809	111,097
Other	464,902	592,538
Small Business:
Real estate	184,919	203,479
Non-real estate	99,835	99,190
Consumer:
Consumer - home equity	545,908	604,228
Consumer other	10,704	16,068
Deposit overdrafts	1,971	3,091
Residential:
Residential-interest only	369,531	541,788
Residential-amortizing	558,026	671,948

Total gross loans	2,569,545	3,170,210

Adjustments:
Premiums, discounts and net deferred fees	2,578	1,650
Allowance for loan losses	(129,887)	(162,139)

Loans receivable - net	$2,442,236	3,009,721

Loans held for sale	$55,601	29,765

BFC Financial Corporation

Notes to Consolidated Financial Statements

BankAtlantic’s loan portfolio had the following geographic concentrations based on outstanding loan balances at December 31, 2011:

Florida	66%
Eastern U.S.A.	18%
Western U.S.A.	13%
Central U.S.A	3%

100%

BankAtlantic Bancorp segregates its loan portfolio into five segments in order to determine its allowance for loan losses. BankAtlantic Bancorp’s loan segments are: residential loans, commercial real estate loans, consumer loans, commercial non-real estate loans and small business loans. BankAtlantic Bancorp further divides its loan segments into loan classes in order to monitor and assess credit risk. BankAtlantic Bancorp loan segments and loan classes are described below:

Residential - represents loans secured by one to four dwelling units. This loan segment is further divided into interest only loans and amortizing loans. Interest-only residential loans require the borrower to make monthly payments of interest-only for a fixed period of time and become fully amortizing thereafter. Amortizing residential loans require the borrower to make monthly principal and interest payments through maturity.

Commercial real estate - represents loans for acquisition, development and construction of various types of properties including residential construction, office buildings, retail shopping centers, and other non-residential properties. BankAtlantic Bancorp’s commercial real estate loan portfolio is divided into four loan classes; commercial residential, commercial owner occupied, commercial land and commercial other.

Commercial residential real estate loans - are loans to developers or home builders for the construction of one to four dwelling units. This class of loans is divided into three categories - builder land bank loans, land acquisition and development loans, and land acquisition, development and construction loans. The builder land bank loan category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. The land acquisition and development loan category consists of loans secured by residential land which was intended to be developed by the borrower and sold to homebuilders. The land acquisition, development and construction loans are secured by residential land which was intended to be fully developed by the borrower/developer who also might have plans to construct homes on the property.

Owner occupied commercial real estate loans - are also real estate collateralized loans; however, the primary source of repayment is the cash flow from the business operated on the premises of the collateralized property.

Commercial real estate land loans - includes loans secured by the sale of land and commercial land held for investment purposes. These loans are generally to borrowers that intend to expand the zoning of the property and ultimately sell the property to developers.

Commercial other real estate loans - are primarily secured by income producing property which includes shopping centers, office buildings, self storage facilities, and warehouses.

Commercial non-real estate loans - generally represent business loans secured by the receivables, inventory, equipment, and/or general corporate assets of the business.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Consumer loans - consists of loans to individuals originated through BankAtlantic Bancorp’s retail network. The majority of consumer loans are home equity lines of credit secured primarily by a second mortgage or less frequently by a first mortgage on the primary residence of the borrower, substantially all of which is located in Florida.

Small business loans – consists of loans that do not generally exceed $2.0 million originated to businesses. The principal source of repayment for these loans is generally from the cash flow of a business. BankAtlantic Bancorp’s small business loan portfolio is divided into two loan classes; small business real estate secured and small business non-real estate.

Small business real estate secured loans – are generally secured by real estate where the business is located or real estate owned by the guarantor.

Small business non-real estate loans – are generally business loans secured by the receivables, inventory, equipment, and/or general corporate assets of the business.

Loans held-for-sale - Loans held-for-sale as of December 31, 2011 consisted of $35.8 million of commercial real estate loans and $19.8 million of residential loans. BankAtlantic Bancorp transfers loans to held-for-sale when, based on the current economic environment and related market conditions, it does not have the intent to hold those loans for the foreseeable future. Residential loans originated for sale as of December 31, 2011 and 2010 were loans originated through the assistance of an independent mortgage company. The mortgage company provides processing and closing assistance to BankAtlantic. Pursuant to an agreement, this mortgage company purchases the loans from BankAtlantic within a defined period of time after the date of funding. BankAtlantic earns the interest income during the period of ownership. The sales price is negotiated quarterly for all loans sold during the quarter based on originated loan balance. BankAtlantic recognized $2.1 million, $0.4 million and $0.5 million of gains on the sale of loans held-for-sale for the years ended December 31, 2011, 2010 and 2009, respectively.

The recorded investment in non-accrual loans receivable and loans held for sale as of December 31, 2011 and 2010 was (in thousands):

Loan Class	December 31, 2011	December 31, 2010
Commercial non-real estate	$19,172	17,659
Commercial real estate:
Residential	71,719	95,482
Land	14,839	27,260
Owner occupied	4,168	4,870
Other	123,396	128,658
Small business:
Real estate	10,265	8,928
Non-real estate	1,751	1,951
Consumer	14,134	14,120
Residential:
Interest only	33,202	38,900
Amortizing	52,653	47,639

Total nonaccrual loans	$345,299	385,467

BFC Financial Corporation

Notes to Consolidated Financial Statements

An analysis of the age of the recorded investment in loans receivable and loans held for sale as of December 31, 2011 and 2010 that were past due is as follows (in thousands):

December 31, 2011	31-59 Days Past Due	60-89 Days Past Due	90 Days or More (1)	Total Past Due	Current	Total Loans Receivable (2)
Commercial non-real estate	$—	2,248	13,292	15,540	102,605	118,145
Commercial real estate:
Residential	—	—	44,633	44,633	64,134	108,767
Land	681	—	14,839	15,520	18,070	33,590
Owner occupied	2,008	—	4,031	6,039	82,102	88,141
Other	—	5,467	47,841	53,308	431,399	484,707
Small business:
Real estate	2,089	372	9,449	11,910	173,009	184,919
Non-real estate	—	462	76	538	99,187	99,725
Consumer	5,339	3,996	14,134	23,469	538,569	562,038
Residential:
Residential-interest only	2,656	3,488	32,317	38,461	343,958	382,419
Residential-amortizing	3,968	4,513	48,189	56,670	514,570	571,240

Total	$16,741	20,546	228,801	266,088	2,367,603	2,633,691

(1)	Included in the above table was one $80,000 commercial loan that was past due greater than 90 days and still accruing
(2)	Total loans receivable exclude purchase accounting of $6.0 million in connection with BFC’s share acquisitions of BankAtlantic Bancorp in 2008. The 2008 share acquisitions were accounted for as step acquisitions under the purchase method of accounting then in effect.

December 31, 2010	31-59 Days Past Due	60-89 Days Past Due	90 Days or More (1)	Total Past Due	Current	Total Loans Receivable (2)
Commercial non-real estate	$—	—	13,498	13,498	122,090	135,588
Commercial real estate:
Residential	4,700	—	53,791	58,491	84,325	142,816
Land	—	—	23,803	23,803	34,237	58,040
Owner occupied	—	—	3,862	3,862	107,235	111,097
Other	—	6,043	54,940	60,983	551,472	612,455
Small business:
Real estate	1,530	2,059	6,670	10,259	193,220	203,479
Non-real estate	—	67	25	92	99,098	99,190
Consumer	6,396	6,009	14,120	26,525	596,862	623,387
Residential:
Interest only	4,907	6,164	38,900	49,971	500,275	550,246
Amortizing	6,091	5,926	47,487	59,504	614,281	673,785

Total (1)	$23,624	26,268	257,096	306,988	2,903,095	3,210,083

(1)	BankAtlantic Bancorp had no loans greater than 90 days and still accruing as of December 31, 2010.
(2)	Total loans receivable exclude purchase accounting of $8.5 million in connection with BFC’s share acquisitions of BankAtlantic Bancorp in 2008. The 2008 share acquisitions were accounted for as step acquisitions under the purchase method of accounting then in effect.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2011 and 2010 was as follows (in thousands):

December 31, 2011	Commercial Non-Real Estate	Commercial Real Estate	Small Business	Consumer	Residential	Total
Allowance for Loan Losses:
Beginning balance	$10,786	83,859	11,514	32,043	23,937	162,139
Charge-off :	(8,205)	(43,266)	(8,083)	(26,894)	(25,301)	(111,749)
Recoveries :	1,140	1,272	1,090	2,308	2,049	7,859
Provision :	12,686	25,189	2,647	15,097	16,019	71,638

Ending balance	$16,407	67,054	7,168	22,554	16,704	129,887

Ending balance individually evaluated for impairment	$15,408	52,561	761	1,071	6,867	76,668
Ending balance collectively evaluated for impairment	999	14,493	6,407	21,483	9,837	53,219

Total	$16,407	67,054	7,168	22,554	16,704	129,887

Loans receivable:
Ending balance individually evaluated for impairment	$22,888	269,753	1,578	11,220	65,488	370,927
Ending balance collectively evaluated for impairment	$95,257	410,753	283,176	547,363	868,036	2,204,585

Total (1)	$118,145	680,506	284,754	558,583	933,524	2,575,512

Purchases of loans	$—	—	—	—	15,259	15,259

Proceeds from loan sales	$—	35,415	—	—	19,495	54,910

Transfer to held for sale	$—	53,380	—	—	25,072	78,452

BFC Financial Corporation

Notes to Consolidated Financial Statements

December 31, 2010	Commercial Non-Real Estate	Commercial Real Estate	Small Business	Consumer	Residential	Total
Allowance for Loan Losses:
Beginning balance	$4,515	105,288	7,998	42,417	27,000	187,218
Charge-off :	(996)	(107,994)	(7,873)	(39,483)	(18,305)	(174,651)
Recoveries :	716	1,661	626	1,042	1,166	5,211
Provision :	6,551	84,904	10,763	28,067	14,076	144,361

Ending balance	$10,786	83,859	11,514	32,043	23,937	162,139

Ending balance individually evaluated for impairment	$9,020	62,985	2,936	1,791	12,034	88,766
Ending balance collectively evaluated for impairment	1,766	20,874	8,578	30,252	11,903	73,373

Total	$10,786	83,859	11,514	32,043	23,937	162,139

Loans receivable:
Ending balance individually evaluated for impairment	$16,667	342,806	12,763	23,905	88,210	484,351
Ending balance collectively evaluated for impairment	$118,921	552,025	289,906	599,482	1,133,983	2,694,317

Total (1)	$135,588	894,831	302,669	623,387	1,222,193	3,178,668

Purchases of loans	$—	—	—	—	6,511	6,511

Proceeds from loan sales	$—	59,697	—	—	52,678	112,375

Transfer to held for sale	$—	27,928	—	—	—	27,928

(1)	At December 31, 2011 and 2010, total loans receivable exclude purchase accounting of $6.0 million and $8.5 million, respectively, in connection with BFC’s share acquisitions of BankAtlantic Bancorp in 2008. The 2008 share acquisitions were accounted for as step acquisitions under the purchase method of accounting then in effect.

Activity in the allowance for loan losses for the year ended December 31, 2009 was as follows (in thousands):

For Year Ended December 31, 2009
Balance, beginning of period	$137,257
Loans charged-off	(185,890)
Loan recoveries	3,193

Net charge-offs	(182,697)
Provision for loan losses	232,658

Balance, end of period	$187,218

Impaired Loans - Loans are considered impaired when, based on current information and events, BankAtlantic Bancorp believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. For a loan that has been restructured, the contractual terms of the loan

BFC Financial Corporation

Notes to Consolidated Financial Statements

agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructured agreement. Impairment is evaluated based on past due status for consumer and residential loans. Impairment is evaluated based on BankAtlantic Bancorp’s on-going credit monitoring process for commercial and small business loans which results in the evaluation for impairment of all substandard loans. Factors considered in determining if a loan is impaired are past payment history, strength of the borrower or guarantors, and cash flow associated with the collateral or business. If a loan is impaired, a specific valuation allowance is established, if necessary, based on the present value of estimated future cash flows using the loan’s existing interest rate or at the fair value of collateral if the loan is collateral dependent. BankAtlantic generally measures commercial and small business loans for impairment using the fair value of collateral less cost to sell method. Interest payments on impaired loans for all loan classes are recognized on a cash basis, unless collectability of the principal and interest amount is probable, in which case interest is recognized on an accrual basis. Impaired loans, or portions thereof, are charged off when and to the extent deemed uncollectible.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Impaired loans (including loans held for sale) as of December 31, 2011 and 2010 were as follows (in thousands):

	As of December 31, 2011			As of December 31, 2010
	Recorded Investment (1)	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With a related allowance recorded:
Commercial non-real estate	$17,792	17,792	15,408	16,809	16,809	9,850
Commercial real estate:
Residential	64,841	70,780	20,986	81,731	87,739	21,298
Land	5,451	5,451	1,765	15,209	15,209	8,156
Owner occupied	1,715	1,715	100	1,695	1,695	335
Other	130,771	149,742	29,731	95,693	96,873	33,197
Small business:
Real estate	6,499	6,499	85	2,602	2,602	1,733
Non-real estate	1,339	1,339	776	1,779	1,779	1,203
Consumer	15,951	17,502	1,454	3,729	5,029	1,791
Residential:
Residential-interest only	15,441	20,667	2,982	31,805	39,451	6,741
Residential-amortizing	20,554	24,545	3,960	24,619	28,712	5,293

Total with allowance recorded	$280,354	316,032	77,247	275,671	295,898	89,597

With no related allowance recorded:
Commercial non-real estate	$5,922	5,922	—	1,497	1,497	—
Commercial real estate:
Residential	26,735	71,759	—	44,835	116,092	—
Land	9,388	30,314	—	14,039	43,846	—
Owner occupied	3,882	4,872	—	3,922	3,922	—
Other	63,024	86,052	—	81,370	97,203	—
Small business:
Real estate	10,265	12,007	—	15,727	16,499	—
Non-real estate	792	1,107	—	172	197	—
Consumer	9,719	13,246	—	23,029	27,146	—
Residential:
Residential-interest only	17,761	28,042	—	7,427	10,078	—
Residential-amortizing	34,494	45,680	—	25,664	31,797	—

Total with no allowance recorded	$181,982	299,001	—	217,682	348,277	—

Commercial non-real estate	$23,714	23,714	15,408	18,306	18,306	9,850
Commercial real estate	305,807	420,685	52,582	338,494	462,579	62,986
Small business	18,895	20,952	861	20,280	21,077	2,936
Consumer	25,670	30,748	1,454	26,758	32,175	1,791
Residential	88,250	118,934	6,942	89,515	110,038	12,034

Total	$462,336	615,033	77,247	493,353	644,175	89,597

(1)	Recorded investment is defined as unpaid principal balance less charge downs.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Average recorded investment and interest income recognized on impaired loans as of December 31, 2011 and 2010 were (in thousands):

	For the Year Ended December 31, 2011		For the Year Ended December 31, 2010
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:
Commercial non-real estate	$16,364	246	14,850	—
Commercial real estate:
Residential	79,833	1,983	86,868	778
Land	5,155	—	21,010	18
Owner occupied	1,943	—	5,366	—
Other	108,244	2,029	96,800	—
Small business:
Real estate	7,443	—	2,838	21
Non-real estate	1,644	—	2,015	—
Consumer	17,203	—	4,665	—
Residential:
Residential-interest only	14,513	—	24,327	17
Residential-amortizing	16,877	—	16,525	34

Total with allowance recorded	$269,219	4,258	275,264	868

With no related allowance recorded:
Commercial non-real estate	$8,623	33	4,799	15
Commercial real estate:
Residential	23,457	41	42,295	267
Land	13,395	—	25,847	19
Owner occupied	4,914	76	3,878	56
Other	76,050	1,404	55,311	1,446
Small business:
Real estate	9,800	383	14,722	673
Non-real estate	630	41	358	—
Consumer	9,678	391	22,487	624
Residential:
Residential-interest only	20,206	—	16,694	—
Residential-amortizing	33,647	107	26,950	116

Total with no allowance recorded	$200,400	2,476	213,341	3,216

Commercial non-real estate	$24,987	279	19,649	15
Commercial real estate	312,991	5,533	337,375	2,584
Small business	19,517	424	19,933	694
Consumer	26,881	391	27,152	624
Residential	85,243	107	84,496	167

Total	$469,619	6,734	488,605	4,084

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following summarizes impaired loans as of December 31, 2009 (in thousands):

	As of December 31, 2009
	Gross Recorded Investment	Specific Allowances
Impaired loans with specific valuation allowances	$249,477	70,485
Impaired loans without specific valuation allowances	196,018	—

Total	$445,495	70,485

Impaired loans without specific valuation allowances represent loans that were charged-down to the fair value of the collateral less cost to sell, loans in which the collateral value less cost to sell was greater than the recorded investment in the loan, loans in which the present value of expected cash flows discounted at the loan’s effective interest rate was equal to or greater than the carrying value of the loan, or large groups of smaller-balance homogeneous loans that are collectively measured for impairment.

BankAtlantic Bancorp continuously monitors collateral dependent loans and performs an impairment analysis on these loans quarterly. Generally, a full appraisal is obtained when a real estate loan becomes adversely classified and an updated full appraisal is obtained within one year from the prior appraisal date, or earlier if management deems it appropriate based on significant changes in market conditions. In instances where a property is in the process of foreclosure, an updated appraisal may be postponed beyond one year, as an appraisal is required on the date of foreclosure; however, such loans are subject to quarterly impairment analyses. Included in commercial real estate impaired loans as of December 31, 2011 was $241.3 million of collateral dependent loans, of which $107.1 million were measured for impairment using current appraisals and $134.2 million were measured by adjusting appraisals to reflect changes in market conditions subsequent to the appraisal date. Appraised values were adjusted down by an aggregate amount of $3.0 million to reflect current market conditions on 11 loans due to estimated property value declines since the last appraisal dates.

As of December 31, 2009, impaired loans with specific valuation allowances had been previously charged down by $38.6 million and impaired loans without specific valuation allowances had been previously charged down by $34.1 million.

The average gross recorded investment in impaired loans was $416.5 million during the year ended December 31, 2009.

Credit Quality Information

Management monitors net charge-offs, levels of classified loans, impaired loans and general economic conditions nationwide and in Florida to assess loan credit quality. BankAtlantic Bancorp uses a risk grading matrix to monitor credit quality for commercial and small business loans. Risk grades are assigned to each commercial and small business loan upon origination. The loan officers monitor the risk grades and these risk grades are reviewed periodically by a third party consultant. BankAtlantic Bancorp assigns risk grades on a scale of 1 to 13. A general description of the risk grades is as follows:

Grades 1 to 7 – The loans in these risk grades are generally well protected by the current net worth and paying capacity of the borrower or guarantors or by the fair value, less cost to sell, of the underlying collateral.

Grade 8 to 9 – Not used

BFC Financial Corporation

Notes to Consolidated Financial Statements

Grade 10 – These loans have potential weaknesses that deserve management’s close attention. While these loans do not expose BankAtlantic Bancorp to immediate risk of loss, if left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan.

Grade 11 – These loans are inadequately protected by the current sound net worth and paying capacity of the borrower or guarantors or by the collateral pledged, if any. Loans in this grade have well-defined weaknesses that jeopardize the liquidation of the loan and there is a distinct possibility that BankAtlantic Bancorp may sustain some credit loss if the weaknesses are not corrected.

Grade 12 – These loans have all the weaknesses of a Grade 11 with the added characteristic that the weaknesses make collection of BankAtlantic Bancorp’s investment in the loan highly questionable and improbable on the basis of currently known facts, conditions and fair values of the collateral.

Grade 13 – These loans, or portions thereof, are considered uncollectible and of such little value that continuance on BankAtlantic Bancorp’s books as an asset is not warranted without the establishment of a specific valuation allowance or a charge-off. Such loans are generally charged down or completely charged off.

The following table presents risk grades for commercial and small business loans (including loans held for sale) as of December 31, 2011 (in thousands):

	Commercial Non Real Estate	Commercial Residential	Commercial Land	Owner Occupied Commercial Real Estate	Other Commercial Real Estate	Small Business Real Estate	Small Business Non-Real Estate
Risk Grade (1):
Grades 1 to 7	$71,798	16,085	18,752	82,251	250,238	157,237	85,942
Grade 10	6,021	1,375	—	—	50,208	2,837	4,306
Grade 11	40,326	91,307	14,838	5,890	184,261	24,845	9,477

Total	$118,145	108,767	33,590	88,141	484,707	184,919	99,725

The following table presents risk grades for commercial and small business loans (including loans held for sale) as of December 31, 2010 (in thousands):

	Commercial Non Real Estate	Commercial Residential	Commercial Land	Owner Occupied Commercial Real Estate	Other Commercial Real Estate	Small Business Real Estate	Small Business Non-Real Estate
Risk Grade (1):
Grades 1 to 7	$81,789	16,250	27,387	101,855	314,402	169,979	84,584
Grade 10	12,827	7,572	956	704	119,508	3,098	3,665
Grade 11	40,972	118,994	29,697	8,538	178,545	30,402	10,941

Total	$135,588	142,816	58,040	111,097	612,455	203,479	99,190

(1)	There were no 12 or 13 risk grade loans as of December 31, 2011 or 2010.

BankAtlantic Bancorp monitors the credit quality of residential loans through loan-to-value ratios of the underlying collateral. Elevated loan-to-value ratios indicate increased credit losses upon default which results in higher loan portfolio credit risk.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The loan to value ratios of BankAtlantic Bancorp’s residential loans (including loans held for sale) were as follows (in thousands):

	As of December 31, 2011(1)		As of December 31, 2010 (2)
Loan-to-value ratios	Residential Interest Only	Residential Amortizing	Residential Interest Only	Residential Amortizing
Ratios not available (3)	$124,868	304,372	59,520	185,610
=<60%	20,314	68,817	47,605	145,075
60.1% - 70%	10,316	30,033	33,005	49,732
70.1% - 80%	24,784	32,271	37,808	48,586
80.1% - 90%	27,622	27,523	47,574	47,039
>90.1%	174,515	108,224	324,734	197,743

Total	$382,419	571,240	550,246	673,785

(1)	Current loan-to-values (“LTV”) for the majority of the portfolio were obtained as of the second quarter of 2011 based on automated valuation models.
(2)	Current loan-to-values (“LTV”) for the majority of the portfolio were obtained as of the first quarter of 2010 based on automated valuation models.
(3)	Ratios not available consisted of property addresses not in the automated valuation database, and $78.8 million and $78.0 million as of December 31, 2011 and 2010, respectively, of loans originated under the community reinvestment act program that are not monitored based on loan-to-value.

BankAtlantic Bancorp monitors the credit quality of its consumer loans secured by real estate portfolio based on loan to value ratios at origination. BankAtlantic Bancorp’s experience indicates that default rates are significantly lower with loans that have lower loan to value ratios at origination.

The loan to value ratios at loan origination of BankAtlantic Bancorp’s consumer loans secured by real estate as of December 31, 2011 and 2010 were as follows (in thousands):

	Consumer Home Equity
Loan-to-value ratios	December 31, 2011	December 31, 2010
<70%	$334,050	363,653
70.1% - 80%	97,516	106,180
80.1% - 90%	62,674	72,529
90.1% -100%	40,327	48,537
>100%	11,341	13,329

Total	$545,908	604,228

BankAtlantic Bancorp monitors the credit quality of its consumer non-real estate loans based on loan delinquencies.

The restructuring of a loan is considered a “troubled debt restructuring” if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules, extending loan maturities, deferring loan payments until the loan maturity date and other actions intended to minimize potential losses. The majority of concessions for consumer loans were changing monthly payments from interest and principal payments to interest only payments as well as deferring monthly loan payments until

BFC Financial Corporation

Notes to Consolidated Financial Statements

the loan maturity date. Commercial real estate and non-real estate loan concessions were primarily below market interest rates based on the risk profile of the loan and extensions of maturity dates. Residential and small business loan concessions were mainly reductions of monthly payments by extending the amortization period and/or deferring monthly payments.

There was no financial statement effect of consumer and residential troubled debt restructured loans as the affected loans were generally on non-accrual status and measured for impairment before the restructuring. The financial statement effects of commercial and small business troubled debt restructured loans was the establishment of specific valuation allowances, if any, from the general allowance for those loans that were not already put on nonaccrual status. There was an impact to the allowance for loan losses as a result of the concessions made, which generally results in the expectation of slower future cash flows.

Effective July 1, 2011, BankAtlantic Bancorp adopted the provisions of Accounting Standards Update (“ASU”) No. 2011-02, and reassessed all loan modifications effected since January 1, 2011 for identification of troubled debt restructurings under the new guidance. This reassessment did not result in any additional loans identified as troubled debt restructurings during the year ended December 31, 2011.

Troubled debt restructurings for the year ended December 31, 2011 were as follows (dollars in thousands):

	For the Year Ended December 31, 2011
	Number	Recorded Investment
Troubled Debt Restructurings
Commercial non-real estate	9	$8,225
Commercial real estate:
Residential	6	30,801
Land	—	—
Owner occupied	1	688
Other	9	52,267
Small business:
Real estate	5	1,905
Non-real estate	—	—
Consumer	10	742
Residential:
Residential-interest only	1	549
Residential-amortizing	22	3,567

Total Troubled Debt Restructured	63	$98,744

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table represents the recorded investment of loans that were modified in troubled debt restructurings beginning January 1, 2010 and experienced a payment default during the year ended December 31, 2011 (dollars in thousands).

	For the Year Ended December 31, 2011
	Number	Recorded Investment (1)
Troubled Debt Restructurings which have subsequently defaulted:
Commercial non-real estate	3	$2,209
Commercial real estate:
Residential	2	6,880
Land	3	5,451
Owner occupied	3	1,475
Other	3	11,904
Small business:
Real estate	4	981
Non-real estate	—	—
Consumer	7	527
Residential:
Residential-interest only	1	547
Residential-amortizing	6	1,115

Total Troubled Debt Restructured	32	$31,089

(1)	For the twelve months ended December 31, 2011 the table represents defaults on loans that were first modified between January 1, 2010 and December 31, 2011

Non-performing assets consist of non-accrual loans, non-accrual tax certificates, and real estate owned. Non-accrual loans are loans on which interest recognition has been suspended because of doubts regarding the borrower’s ability to repay principal or interest. Non-accrual tax certificates are tax deeds or certificates in which interest recognition has been suspended due to the aging of the certificate or deed.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Non-performing assets (in thousands):

	As of December 31,
	2011	2010	2009
Non-accrual - tax certificates	$3,094	3,636	2,161

Non-accrual - loans
Residential	85,855	86,538	76,401
Commercial real estate and business	233,293	273,930	230,827
Small business	12,016	10,879	9,338
Consumer	14,134	14,120	14,451

Total non-accrual loans	345,298	385,467	331,017
Real estate owned	87,174	74,488	46,467
Other repossessed assets	—	—	10

Total non-performing assets	$435,566	463,591	379,655

(1)	Included in non-accrual loans at December 31, 2011, 2010 and 2009 were $124.8 million, $145.3 million and $45.7 million, respectively, of troubled debt restructured loans.

Accruing impaired loans (in thousands):

	As of December 31,
	2011	2010	2009
Performing impaired loans	$—	11,880	6,150
Loans 90 days past due and still accruing	80	—	9,960
Troubled debt restructured	116,954	96,006	107,642

Total accruing impaired loans	$117,034	107,886	123,752

Performing impaired loans represent loans where BankAtlantic Bancorp anticipates collecting all of the principal and interest on the loans but where the timing of the payments may not be in accordance with the contractual terms of the loan agreement. Loans 90 days past due and still accruing are primarily loans that matured and are in the process of renewal, where the borrower continues to make payments under the matured loan agreement or the loan has collateral sufficient in management’s judgment to prevent a loss to BankAtlantic Bancorp. Troubled debt restructured loans are loans in which the original terms were modified granting the borrower loan concessions due to financial difficulties. Generally, the concessions made to borrowers experiencing financial difficulties include the reduction of the loan’s contractual interest rate, conversion of amortizing loans to interest only payments or the deferral of interest payments to the maturity date of the loan. BankAtlantic Bancorp had commitments to lend $5.0 million of additional funds on non-performing and accruing impaired loans as of December 31, 2011.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Foreclosed asset activity in non-interest expense includes the following (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Real estate acquired in settlement of loans and tax certificates:
Operating expenses, net	$3,432	$1,927	$1,355
Impairment of REO	14,215	6,830	4,124
Net (gains) losses on sales	(4,339)	378	(341)

Net real estate owned losses	$13,308	$9,135	$5,138

9.	Notes Receivable

The table below sets forth information relating to Bluegreen’s notes receivable (in thousands):

	December 31,	December 31,
	2011	2010
Notes receivable, gross	$619,599	712,145
Purchase accounting adjustments	(28,503)	(43,778)

Notes receivable, net of purchase accounting adjustments	591,096	668,367
Allowance for loan losses	(73,260)	(93,398)

Notes receivable, net	$517,836	574,969

Included in the table above are notes acquired through our November 2009 acquisition of approximately 7.4 million shares giving us a controlling interest in Bluegreen as discussed in Note 3. In accordance with applicable accounting guidance “Loans and Debt Securities Acquired with Deteriorated Credit Quality”, the Company has elected to recognize interest income on these notes receivable using the expected cash flows method. The Company treated expected prepayments consistently in determining its cash flows expected to be collected, such that the non-accretable difference is not affected and the difference between actual prepayments and expected prepayments shall not affect the non-accretable difference. The assumption for prepayment rates was derived from Bluegreen’s historical performance information for its off-balance sheet securitizations and ranges from 4% to 9%. As of December 31, 2011 and 2010, the outstanding contractual unpaid principal balance of the acquired notes was $196.3 million and $250.6 million, respectively. As of December 31, 2011 and 2010, the carrying amount of the acquired notes was $167.8 million and $206.9 million, respectively.

The carrying amount of the acquired notes is included in the balance sheet amounts of notes receivable at December 31, 2011. The following is a reconciliation of accretable yield (in thousands):

Accretable Yield

	December 31,	December 31,
	2011	2010
Balance, beginning of year	$85,906	102,665
Accretion	(25,237)	(29,065)
Reclassification from nonaccretable yield	13,857	12,306

Balance, end of year	$74,526	85,906

BFC Financial Corporation

Notes to Consolidated Financial Statements

All of Bluegreen’s vacation ownership interests (“VOIs”) notes receivable bear interest at fixed rates. The weighted-average interest rate charged on loans secured by VOIs was 15.3% and 15.2% at December 31, 2011 and 2010, respectively. The majority of Bluegreen’s notes receivable secured by home sites bear interest at variable rates. The weighted-average interest rate charged on notes receivable secured by home sites was 7.8% for each of the period ended December 31, 2011 and 2010.

Bluegreen’s VOI notes receivable are generally secured by properties located in Florida, Louisiana, Nevada, New Jersey, Michigan, Missouri, Pennsylvania, South Carolina, Tennessee, Virginia, Wisconsin, and Aruba. The majority of Bluegreen Communities notes receivables are secured by home sites in Georgia, Texas, and Virginia.

Notes receivable excluding the acquired notes as described above, are carried at amortized cost less an allowance for bad debts. Interest income is suspended, and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2011 and 2010, $20.9 million and $27.8 million, respectively, of the VOI notes receivable were more than three months past due, and accordingly, consistent with Bluegreen’s policy, were not accruing interest income.

Future contractual principal payments on Bluegreen notes receivable during each of the five years subsequent to December 31, 2011, and thereafter are set forth below (in thousands):

As of December 31, 2011
2012	$80,789
2013	81,633
2014	87,325
2015	90,806
2016	88,767
Thereafter	190,279

619,599
Allowance for loan losses	(73,260)

Notes receivable, net of allowance	546,339
Purchase accounting adjustments	(28,503)

Total	$517,836

Credit Quality for Financial Receivables and Allowance for Credit Losses

Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables. In estimating future credit losses, Bluegreen does not use a single primary indicator of credit quality but instead evaluates its VOI notes receivable based upon a combination of factors including a static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, and the FICO® scores of the buyers at the time of origination.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The table below sets forth the activity in the allowance for loan losses (including homesite notes receivable) uncollectible notes receivable during the years ended December 31, 2011 and 2010 and the Interim Period ended December 31, 2009 (in thousands):

	December 31,
	2011	2010	2009
Balance, beginning of year	$93,398	3,986	—
One time impact of ASU 2009-16 and 2009-17 (1)	—	86,252	—
Provision for loan losses (2)	23,686	46,059	3,986
Write-offs of uncollectible receivables	(43,824)	(42,899)	—

Balance, end of year	$73,260	93,398	3,986

(1)	On January 1, 2010 Bluegreen adopted ASU 2009-16 and ASU 2009, which required Bluegreen to consolidate special purpose finance entities that were previously recorded “off-balance sheet.”
(2)

Includes charges totaling $7.2 million and $21.2 million, during 2011 and 2010, respectively, to increase the allowance for uncollectible VOI notes receivable in connection with loans generated prior to December 15, 2008, the date on which we implemented FICO ® score-based credit standards.

The following table shows the delinquency status of Bluegreen’s VOI notes receivable as of December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Current	$576,063	$655,304
31-60 days	9,038	12,063
61-90 days	7,836	10,228
Over 91 days	20,861	27,785
Purchase accounting adjustments	(28,503)	(43,778)

Notes receivable net of purchase accounting adjustments	585,295	661,602
Allowance for loan losses	(73,260)	(93,398)

Total	$512,035	$568,204

10.	Variable Interest Entities - Bluegreen

Bluegreen sells VOI notes receivable originated by Bluegreen Resorts through special purpose finance entities. These transactions are generally structured as non-recourse to Bluegreen, with the exception of one securitization transaction entered into in 2010 which was guaranteed by Bluegreen. These transactions are generally designed to provide liquidity for Bluegreen and transfer the economic risks and certain of the benefits of the notes receivable to third-parties. In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable. Bluegreen services the notes receivable for a fee which it believes approximates market.

With each securitization, Bluegreen generally retains a portion of the securities. Under these arrangements, the cash payment received from the obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen; however, to the extent that portfolio of receivables fails to satisfy specified performance criteria (as may occur due to an increase in default rate or loan loss severity) or

BFC Financial Corporation

Notes to Consolidated Financial Statements

other trigger events occur, the funds received from obligors are distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured. As of December 31, 2011, Bluegreen was in compliance with all applicable terms and no trigger events had occurred.

In accordance with applicable guidance for the consolidation of variable interest entities, Bluegreen analyzes its variable interests, which many consist of loans, guarantees, and equity investments, to determine if an entity in which it has a variable interest is a variable interest entity. Bluegreen’s analysis includes both quantitative and qualitative reviews. Bluegreen bases its quantitative analysis on the forecasted cash flows of the entity, and it bases its qualitative analysis on the design of the entity, its organizational structure including decision-making ability, and relevant financial agreements. Bluegreen also uses qualitative analysis to determine if it must consolidate a variable interest entity as the primary beneficiary. In accordance with applicable accounting guidance currently in effect, Bluegreen has determined these to be VIEs and consolidate the entities into its financial statements as it is the primary beneficiary of the entities.

Under the terms of certain of Bluegreen’s timeshare note sales, Bluegreen has the right to repurchase or substitute for new notes, a limited amount of defaulted mortgage notes at the outstanding principal balance plus accrued interest or, in some facilities, at 24% of the original sale price associated with the VOI which collateralizes the defaulted mortgage note. Repurchases and substitutions by Bluegreen of defaulted notes during 2011 and 2010 were $22.4 million and $37.6 million, respectively.

Below is the information related to the assets and liabilities of the VIEs included on the consolidated statements of financial condition (dollars in thousands):

	As of December 31,
	2011	2010
Restricted cash	$38,913	41,243
Securitized notes receivable, net	375,904	420,274
Receivable backed notes payable	385,140	459,030

The restricted cash and the securitized notes receivable balances disclosed above are restricted to satisfy obligations of the VIEs’.

Pursuant to GAAP in effect prior to 2010, seven of Bluegreen’s eight special purpose finance entities then in existence met the definition of a qualified special purpose entity, and were not consolidated in its financial statements. Upon the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, Bluegreen was required to evaluate these entities for consolidation. Since Bluegreen created these entities to serve as financing vehicles for holding assets and related liabilities, and the entities have no equity investment at risk, they are considered variable interest entities. Furthermore, since Bluegreen continues to service the notes and retain rights to receive benefits that are potentially significant to the entities, it concluded that it is the entities’ primary beneficiary and, therefore, Bluegreen now consolidates these entities into its financial statements. See Note 4 for a description of the impact of the initial consolidation of these entities.

BFC Financial Corporation

Notes to Consolidated Financial Statements

11.	Inventory

Inventory consisted of the following (in thousands):

	December 31,
	2011	2010
Land and land development costs	$—	29,377
Bluegreen Resorts	208,907	230,346
Land and facilities held for sale	4,418	5,596

Total	$213,325	265,319

Inventory primarily consisted of completed VOIs, VOIs under construction and land held for future VOI development. Inventory also consisted of land and facilities acquired by BankAtlantic for its former store expansion program. During the fourth quarter of 2010, Core relinquished to its lenders title to substantially all of the land Core owned in both Florida and South Carolina and conveyed its ownership interests in several of its subsidiaries. However, as described in Note 2, land and land development costs as of December 31, 2010 included $19.4 million related to certain assets within Core’s South Carolina property which was subject to separate foreclosure proceedings which were completed on November 3, 2011. In accordance with applicable accounting guidance, the Company recorded an $11.6 million gain on the extinguishment of debt during the fourth quarter of 2011.

Additionally, on April 26, 2011, Woodbridge and Carolina Oak entered into a settlement agreement with the holder of the note secured by Carolina Oak’s property to resolve the disputes and litigation between them. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time, agreed to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. At April 26, 2011, the carrying amount of Carolina Oak’s inventory was approximately $10.8 million. In accordance with the applicable accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of December 31, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of the foreclosure proceeding or April 25, 2012.

Core and Carolina Oak’s real estate inventory were reviewed for impairment on a project-by-project basis and whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. As a result of the impairment analyses performed, the Company recorded real estate inventory impairment charges of approximately $20.4 million related to Core Communities and $101.9 million related to Core Communities and Carolina Oak for the years ended December 31, 2010 and 2009, respectively. Impairment charges of inventory of real estate are included in cost of sales in the Company’s consolidated statements of operations.

Bluegreen reviews real estate held for future resort development for impairment under the accounting guidelines, which requires that such properties be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. No impairment charges were recorded with respect to Bluegreen Resorts’ inventory during the years ended December 31, 2011 or 2010, or the Bluegreen Interim Period.

BFC Financial Corporation

Notes to Consolidated Financial Statements

12.	Interest Expense

The following table is a summary of the Company’s consolidated interest expense and the amounts capitalized (in thousands):

	For the Year Ended December 31,
	2011	2010	2009
Real Estate and Other:
Interest incurred on borrowings	$62,667	80,340	19,748
Interest capitalized	(85)	(239)	(3,058)

	62,582	80,101	16,690

Financial Services:
Interest on deposits	14,612	22,511	41,884
Interest on advances from FHLB	153	1,209	16,523
Interest on short term borrowings	9	30	209
Interest on subordinated debentures	16,608	15,915	16,236

	31,382	39,665	74,852

Total interest expense	$93,964	119,766	91,542

13.	Investments in Unconsolidated Affiliates

The consolidated statements of financial condition include the following amounts for investments in unconsolidated affiliates (in thousands):

	December 31,
	2011	2010
Investments in joint ventures	$283	281
Investment in statutory business trusts	12,060	12,174

	$12,343	12,455

The consolidated statements of operations include the following amounts for equity (loss) earnings from unconsolidated affiliates (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Earnings from Bluegreen	$—	—	32,672	(a)
Earnings (loss) from joint ventures	1,371	(2,045)	(396)
Earnings from statutory trusts	(115)	1,194	1,105

	$1,256	(851)	33,381

(a)	Represents earnings from Bluegreen for the period from January 1, 2009 to November 15, 2009, the date prior to our acquisition of a controlling interest in Bluegreen.

As previously discussed, approximately 7.4 million additional shares of Bluegreen’s common stock were purchased on November 16, 2009, increasing our ownership in Bluegreen to 16.9 million shares, or 52%, of

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bluegreen’s then outstanding common stock. As a result of the purchase, the Company has a controlling interest in Bluegreen and, accordingly, has consolidated Bluegreen’s results since November 16, 2009 into the Company’s financial statements.

The following table shows the reconciliation of the Company’s pro rata share of Bluegreen’s net income to the Company’s share of total earnings (in thousands) from Bluegreen for the period from January 1, 2009 through November 15, 2009 (prior to our consolidation of Bluegreen in November 2009):

2009
Pro rata share of Bluegreen’s net loss	$3,715
Amortization of basis difference (a)	28,957

Total earnings from Bluegreen Corporation	$32,672

(a)	As a result of impairment charges previously taken, including a $31.2 million charge recorded during the year ended December 31, 2009, under the equity method prior to our consolidation of Bluegreen in November 2009, a basis difference was created between the investment in Bluegreen and the underlying assets and liabilities carried on the books of Bluegreen. Therefore, earnings from Bluegreen were adjusted each period to reflect the amortization of this basis difference. As such, a methodology was established to allocate the impairment loss to the relative estimates of the fair value of Bluegreen’s underlying assets based upon the position that the impairment loss was a reflection of the perceived value of these underlying assets. The appropriate amortization was calculated based on the estimated useful lives of the underlying assets and other relevant data associated with each asset category.

14.	Properties and Equipment

Properties and equipment was comprised of (in thousands):

	December 31,
	2011	2010
Land, buildings and building improvements	$214,268	212,883
Golf course land and improvements	1,967	1,952
Office equipment, furniture and fixtures	106,988	103,811

Total	323,223	318,646
Less accumulated depreciation	(131,655)	(112,457)

Properties and equipment - net	$191,568	206,189

As described in Note 5, properties and equipment relating to Bluegreen Communities and Cypress Creek Holdings have been reclassified as “assets held for sale from discontinued operations” at December 31, 2011 and 2010.

In 2009, we recorded a $2.2 million impairment charge related to Core’s irrigation facility in South Carolina. The impairment charge is included in the accompanying consolidated statement of operations for the year ended December 31, 2009 as other expenses under Real Estate and Other Activities. In connection with the settlement of Core’s debt obligations in South Carolina during the fourth quarter of 2010, Core transferred its ownership interest in the irrigation facility.

Included in selling, general and administrative expense in the Company’s consolidated statements of operations was approximately $8.2 million, $9.8 million and $2.6 million of depreciation expense for the years ended December 31, 2011, 2010 and 2009, respectively, in connection with our Real Estate and Other activities.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Included in Financial Services occupancy and equipment expense in the Company’s consolidated statements of operations was $13.0 million, $16.2 million and $18.2 million of depreciation expense for the years ended December 31, 2011, 2010 and 2009, respectively. Also included in depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $1.2 million, $1.8 million and $2.4 million, respectively, of software cost amortization. At December 31, 2011 and 2010, unamortized software costs were $1.2 million and $1.9 million, respectively.

15.	Goodwill

Goodwill is tested for potential impairment annually or during interim periods if impairment indicators exist. The process of evaluating goodwill for impairment involves the determination of the fair value of the reporting unit. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the view of current economic indicators and market valuations, and assumptions about strategic plans with regard to the business unit’s operations. Due to the uncertainties associated with such evaluations, actual results could differ materially from the estimates.

Goodwill of $12.2 million (net of purchase accounting of $0.9 million) included in the Company’s consolidated statements of financial condition as of December 31, 2011 and 2010 is associated with BankAtlantic’s capital services reporting unit. Goodwill was tested for impairment on September 30, 2011 (the annual testing date) and was determined not to be impaired. As of September 30, 2011, the estimated fair value of BankAtlantic’s capital services reporting unit exceeded the estimated fair value of the underlying assets by $30.1 million.

The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. A five year period is generally used in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and the forecast of future cash flows.

In response to deteriorating economic and real estate market conditions and the effects that the external environment had on BankAtlantic’s business units, BankAtlantic, in the first quarter of 2009, continued to reduce its asset balances and borrowings with a view toward improving its regulatory capital ratios and revised its projected operating results to reflect a smaller organization in subsequent periods. Additionally, BankAtlantic Bancorp’s market capitalization continued to decline as the average closing price of BankAtlantic Bancorp’s Class A common stock on the New York Stock Exchange for the month of March 2009 was $7.85 compared to $21.15 for the month of December 2008, a decline of 63%. Management of BankAtlantic Bancorp believed that the foregoing factors indicated that the fair value of its reporting units might have declined below their carrying amount, and, accordingly, an interim goodwill impairment test was performed as of March 31, 2009. Based on the results of this interim goodwill impairment evaluation, an impairment charge of $8.5 million, net of a purchase accounting adjustment from step acquisition of approximately $0.6 million, was recorded during the three months ended March 31, 2009, relating to BankAtlantic’s tax certificate ($4.7 million) and investments ($4.5 million) reporting units. Additionally, during 2009, we also determined that all $2.0 million of the previously recorded goodwill related to our investment in Pizza Fusion was impaired. As a result, the Company recorded an impairment charge of $2.0 million which is included in the Company’s Real Estate and Other activities as impairment of goodwill in the Company’s consolidated statements of operations for the year ended December 31, 2009.

BFC Financial Corporation

Notes to Consolidated Financial Statements

16.	Deposits

The weighted average nominal interest rate payable on deposit accounts at December 31, 2011 and 2010 was 0.41% and 0.64%, respectively. The stated rates and balances on deposits were (dollars in thousands):

	As of December 31,
	2011		2010
	Amount	Percent	Amount	Percent
Interest free checking	$846,636	25.81%	876,200	22.52%
Insured money fund savings
0.71% at December 31, 2011	523,575	15.96%	385,365	9.90%
0.46 at December 31, 2010
NOW accounts
0.36% at December 31, 2011	1,130,569	34.47%	1,516,781	38.98%
0.42% at December 31, 2010
Savings accounts
0.15% at December 31, 2011	414,906	12.65%	452,710	11.63%
0.33% at December 31, 2010

Total non-certificate accounts	2,915,686	88.90%	3,231,056	83.04%

Certificate accounts:
Less than 2.00%	314,808	9.60%	544,547	13.99%
2.01% to 3.00%	37,308	1.14%	65,353	1.68%
3.01% to 4.00%	5,108	0.16%	9,991	0.26%
4.01% to 5.00%	6,942	0.21%	38,965	1.00%
5.01% to 6.00%	—	0.00%	1,278	0.03%

Total certificate accounts	364,166	11.10%	660,134	16.96%

Total deposit accounts	$3,279,852	100.00%	3,891,190	100.00%

Included in the above table were Tampa branch deposits held for sale as follows (dollars in thousands):

	As of December 31, 2010
	Amount	Percent
Interest free checking	$85,516	25.07%
Savings accounts	34,406	10.09
NOW accounts	146,213	42.86
Insured money fund savings	31,331	9.18
Certificate accounts	43,680	12.80

Total deposits held for sale	$341,146	100.00%

BankAtlantic completed the Tampa branch sale to an unrelated financial institution in June 2011

BFC Financial Corporation

Notes to Consolidated Financial Statements

Interest expense by deposit category was (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Money fund savings and NOW accounts	$7,310	9,287	9,961
Savings accounts	910	1,112	1,612
Certificate accounts - below $100,000	4,117	6,541	16,184
Certificate accounts, $100,000 and above	2,399	5,754	14,470
Less early withdrawal penalty	(124)	(183)	(343)

Total	$14,612	22,511	41,884

At December 31, 2011, the amounts of scheduled maturities of certificate accounts were (in thousands):

	For the Years Ended December 31,
Interest Rate	2012	2013	2014	2015	2016	Thereafter
0.00% to 2.00%	$258,057	37,938	11,803	2,418	4,215	377
2.01% to 3.00%	21,173	4,073	4,145	7,917	—	—
3.01% to 4.00%	1,877	1,840	779	610	2	—
4.01% to 5.00%	877	6,061	4	—	—	—

Total	$281,984	49,912	16,731	10,945	4,217	377

Time deposits of $100,000 and over had the following maturities (in thousands):

December 31, 2011
3 months or less	$30,988
4 to 6 months	29,768
7 to 12 months	40,497
More than 12 months	32,814

Total	$134,067

Included in deposits at December 31, was (in thousands):

	2011	2010
Brokered deposits	$752	14,065
Public deposits	29,196	214,421

Total institutional deposits	$29,948	228,486

As of December 31, 2011, BankAtlantic had a letter of credit with the FHLB securing public deposits.

Included in the Company’s consolidated statement of operations in “Financial Services - costs associated with debt redemptions” during the year ended December 31, 2011 was prepayment penalties of $1.1 million upon the repayment of $85 million of institutional certificate of deposit accounts.

BFC Financial Corporation

Notes to Consolidated Financial Statements

17.	Advances from Federal Home Loan Bank

At December 31, 2011 and 2010, BankAtlantic had $0 and $170 million of FHLB advances outstanding, respectively. The average balance and average interest rate of FHLB advances outstanding during the year ended December 31, 2011 was $43.9 million and 0.35%, respectively. As of December 31, 2011, the FHLB issued BankAtlantic a $68.1 million letter of credit primarily securing public deposits.

BankAtlantic’s line of credit with the FHLB was limited to 30% of assets as of December 31, 2011, subject to available collateral, with a maximum term of 10 years. At December 31, 2011, $661.4 million of 1-4 family residential loans, $25.4 million of commercial real estate loans, $399.3 million of consumer loans and $18.4 million of FHLB stock were pledged against FHLB line of credit and letter of credit. BankAtlantic’s available borrowings under the FHLB line of credit were $544.9 million as of December 31, 2011; however, the FHLB line of credit is subject to periodic review and may be limited or not available to BankAtlantic when needed. In March 2012, BankAtlantic was informed by the FHLB that its line of credit with the FHLB was reduced to 20% of assets, subject to available collateral beginning in March 2012. The unused available borrowings were based on the collateral limit and did not change as a result of the decline in the asset limit as 20% of assets still exceeded the available collateral.

During the years ended December 31, 2011, 2010 and 2009, BankAtlantic incurred prepayment penalties of $20,000, $53,000 and $7.5 million upon the repayment of $40 million, $2 million and $760 million of FHLB advances, respectively.

18.	Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase represent transactions where BankAtlantic sells a portion of its current investment portfolio (usually mortgage-backed securities and real estate mortgage investment conduits) at a negotiated rate and agrees to repurchase the same assets at a specified future date. BankAtlantic issued repurchase agreements to its customers. During the year ended December 31, 2011, BankAtlantic discontinued its customer repurchase agreement product. These transactions were collateralized by securities available for sale. Customer repurchase agreements are not insured by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2011 and 2010, the outstanding balances of customer repurchase agreements were $0 and $21.5 million, respectively.

The following table provides information on the agreements to repurchase (dollars in thousands):

	For the Years Ended December 31,
	2011		2010	2009
Maximum borrowing at any month-end within the period		$18,445	31,101	39,286
Average borrowing during the period		$6,849	22,009	30,732
Average interest cost during the period	%	0.13	0.12	0.12
Average interest cost at end of the period	%	—	0.13	0.12

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table lists the amortized cost and estimated fair value of securities sold under repurchase agreements, and the repurchase liability associated with such transactions (dollars in thousands):

	Amortized Cost	Estimated Fair Value	Repurchase Balance	Weighted Average Interest Rate
December 31, 2010 (1)
Mortgage-backed securities	$20,885	22,680	21,524	0.12%

(1)	At December 31, 2010, all securities were classified as available for sale and were recorded at fair value in the consolidated statements of financial condition.

19.	Other Short-Term Borrowings

During the years ended December 31, 2011 and 2010, BankAtlantic participated in the Treasury Tax and Loan Program (“TTL”) with the Department of Treasury (the “Treasury”) and the discount window with the Federal Reserve Bank. Under the Treasury program, the Treasury, at its option, can invest up to $2.2 million with BankAtlantic at the federal funds rate less 25 basis points. At December 31, 2011, BankAtlantic had pledged $36.8 million of agency securities available for sale as collateral for the Federal Reserve discount window. BankAtlantic had no borrowings outstanding under the TTL program or the Federal Reserve Bank discount window as of December 31, 2011. At December 31, 2010, BankAtlantic had pledged $34.6 million and $2.2 million of agency securities available for sale as collateral for the Federal Reserve discount window and the TTL program, respectively. At December 31, 2010, BankAtlantic had $1.2 million outstanding under the TTL program and had no borrowings outstanding under the discount window programs. BankAtlantic’s available borrowings from access to TTL program and the Federal Reserve discount window were $33.9 million as of December 31, 2011. During the year ended December 31, 2009 BankAtlantic also participated in the term auction facilities program (“TAF”) with the Treasury.

The following table provides information on TAF and TTL borrowings (dollars in thousands):

	As of December 31,
	2011		2010	2009
Ending balance		$—	1,240	2,803
Maximum outstanding at any month end within period		$1,367	2,646	301,891
Average amount outstanding during period		$1,109	2,011	58,865
Average cost during period	%	—	0.02	0.29

BFC Financial Corporation

Notes to Consolidated Financial Statements

20.	Debt

Contractual minimum principal payments of debt outstanding at December 31, 2011 are as follows (in thousands):

	Notes and Mortgage Notes Payable and Lines of Credit	Recourse Receivable Backed Notes Payable	Non-recourse Receivable Backed Notes Payable	Junior Subordinated Debentures	Total
2012	$89,442	868	—	—	90,310
2013	4,242	3,930	—	—	8,172
2014	727	53,762	—	42,919	97,408
2015	12,132	5,641	36,954	—	54,727
2016	258	29,549	—	—	29,807
Thereafter	2,016	16,266	332,360	490,074	840,716

	108,817	110,016	369,314	532,993	1,121,140
Purchase Accounting	(284)	(1,232)	—	(55,677)	(57,193)

	$108,533	108,784	369,314	477,316	1,063,947

The minimum contractual payments set forth in the table above may differ from actual payments due to the timing of principal payments required upon (1) the sale of real estate assets that serve as collateral on certain debt (release payments) and (2) cash collections of pledged or transferred notes receivable.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Receivable-Backed Notes Payable

The table below sets forth the balances of Bluegreen’s receivable-backed notes payable facilities (in thousands):

	December 31, 2011			December 31, 2010
	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables
Recourse receivable-backed notes payable:
2008 Liberty Bank Facility	$49,742	6.50%	60,708	67,514	6.50%	77,377
2011 Liberty Bank Facility	10,858	6.50%	13,367	—	—	—
GE Bluegreen/Big Cedar Receivables Facility	15,551	2.05%	24,512	23,877	2.01%	29,232
Legacy Securitization (1)	17,623	12.00%	25,899	25,342	12.00%	34,232
NBA Receivables Facility	16,758	6.75%	23,064	18,351	6.75%	22,458
RFA Receivables Facility	1,281	4.30%	2,866	3,159	4.26%	4,451

Total before discount	111,813		150,416	138,243		167,750
Less unamortized discount on
Legacy Securitization	(1,797)		—	(2,583)		—

	110,016		150,416	135,660		167,750
Less purchase accounting adjustments	(1,232)		—	(2,717)		—

Total	$108,784		150,416	132,943		167,750

Non-recourse receivable-backed notes payable:
BB&T Purchase Facility	$28,810	4.75%	42,075	—	—	—
GE 2004 Facility (2)	8,144	7.16%	9,301	10,150	7.16%	11,709
2004 Term Securitization (2)	11,307	5.27%	11,693	18,722	5.27%	20,540
2005 Term Securitization (2)	39,591	5.98%	44,277	55,888	5.98%	63,527
GE 2006 Facility (2)	41,275	7.35%	47,015	50,596	7.35%	57,988
2006 Term Securitization (2)	40,194	6.16%	44,128	52,716	6.16%	59,415
2007 Term Securitization (2)	78,062	7.32%	89,502	100,953	7.32%	117,379
2008 Term Securitization (2)	30,148	7.88%	34,699	39,624	7.88%	44,889
2010 Term Securitization	84,275	5.54%	102,014	107,514	5.54%	123,662
Quorum Purchase Facility	7,508	8.00%	9,175	108	8.00%	136

Total	$369,314		433,879	436,271		499,245

Total receivable-backed debt	$478,098		584,294	569,214		666,995

(1)	Legacy Securitization debt bears interest at a coupon rate of 12% and was issued at a discount resulting in an effective yield of 18.5%.
(2)	These receivable-backed notes payable are included in the Other Receivable-Backed Notes Payable section below.

2008 Liberty Bank Facility. Bluegreen has an outstanding timeshare receivables hypothecation facility with a syndicate of lenders led by Liberty Bank and assembled by Wellington Financial (“2008 Liberty Bank Facility”). Amounts borrowed under the facility and incurred interest are repaid as cash is collected on the pledged receivables. The advance period under the 2008 Liberty Bank Facility has expired, and all outstanding borrowings are scheduled to mature no later than August 27, 2014. Indebtedness under the 2008 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011). During 2011, Bluegreen repaid $17.8 million on the facility.

BFC Financial Corporation

Notes to Consolidated Financial Statements

2011 Liberty Bank Facility. In February 2011, Bluegreen entered into a $60.0 million revolving hypothecation facility (the “2011 Liberty Bank Facility”) with certain participants in its 2008 Liberty Bank Facility. The 2011 Liberty Bank Facility provides for an 85% advance on eligible receivables pledged under the facility during a two-year period ending in February 2013, subject to eligible collateral and terms and conditions Bluegreen believes to be customary for transactions of this type. Availability under the 2011 Liberty Bank Facility is reduced by amounts currently outstanding to certain syndicate participants under the 2008 Liberty Bank Facility ($36.5 million as of December 31, 2011), but as outstanding amounts on the 2008 Liberty Bank Facility amortize over time, the 2011 Liberty Bank Facility will revolve up to $60.0 million. Principal and interest are repaid as cash is collected on the pledged receivables, with the remaining balance due in February 2016. Indebtedness under the 2011 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011).

During 2011, Bluegreen pledged $14.9 million of VOI notes receivable to this facility and received cash proceeds of $12.7 million. Bluegreen also repaid $1.8 million on the facility.

The GE Bluegreen/Big Cedar Receivables Facility. The Bluegreen/Big Cedar Joint Venture has an outstanding VOI receivables credit facility with GE (the “GE Bluegreen/Big Cedar Receivables Facility”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with the GE Bluegreen/Big Cedar Receivables Facility. The advance period under this facility has expired and all outstanding borrowings are scheduled to mature no later than April 16, 2016. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under the facility bears interest adjusted monthly at a rate equal to the 30 day LIBOR rate plus 1.75% (2.05% as of December 31, 2011). During 2011, Bluegreen repaid $8.3 million on this facility.

Legacy Securitization. In September 2010, Bluegreen completed a securitization transaction of the lowest FICO®-score loans previously financed in the BB&T Purchase Facility discussed below. Substantially all of the timeshare receivables included in this transaction were generated prior to December 15, 2008, the date that Bluegreen implemented its FICO® score-based credit underwriting program, and had FICO® scores below 600.

In this securitization, BXG Legacy 2010 LLC, a wholly-owned special purpose subsidiary of Bluegreen, issued $27.0 million of notes payable secured by a portfolio of timeshare receivables totaling $36.1 million. While the notes payable have a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. The notes payable generated gross proceeds to Bluegreen of $24.3 million (before fees and reserves and expenses Bluegreen believes to be customary for transactions of this type), which were used to repay a portion of the outstanding balance under the BB&T Purchase Facility. While ownership of the timeshare receivables included in the Legacy securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing.

Bluegreen guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equal to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. During 2011 and 2010, Bluegreen repaid $7.7 million and $1.7 million, respectively, of the outstanding balance on the Legacy Securitization notes payable, including shortfall payments totaling $3.8 million and $0.9 million, respectively, in connection with its guarantee.

NBA Receivables Facility. In September 2010, Bluegreen/Big Cedar Joint Venture entered into a $20.0 million timeshare receivables hypothecation facility with National Bank of Arizona (“NBA”). Bluegreen Corporation has guaranteed the full payment and performance of Bluegreen/Big Cedar Joint Venture in

BFC Financial Corporation

Notes to Consolidated Financial Statements

connection with this facility. The facility provides for an 85% advance on eligible receivables, subject to terms and conditions which Bluegreen believes to be customary for facilities of this type. At the time of closing of the transaction, $23.5 million of eligible receivables were pledged and Bluegreen received an advance of $20.0 million. The availability period under the facility had expired on June 30, 2010; however the facility was amended during May 2011 to allow Bluegreen to pledge additional timeshare receivables through October 31, 2011, with additional advances not to exceed $5.0 million, subject to a total $20.00 million borrowing limit for all amounts outstanding under the facility.

All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. In addition, the principal balance must be paid down to certain target balances periodically. Indebtedness under this facility bears interest at the 30-day LIBOR plus 5.25%, subject to a floor of 6.75% (6.75% as of December 31, 2011).

The unpaid balance related to advances made prior to the May 2011 amendment, $11.8 million of which was outstanding as of December 31, 2011 matures on September 30, 2017. The unpaid balance related to the additional advances made pursuant to the May 2011 amendment, $5.0 million of which was outstanding as of December 31, 2011, matures on October 31, 2018. During 2011, Bluegreen pledged $5.9 million of VOI notes receivable to this facility and received cash proceeds of $5.0 million. Bluegreen also repaid $6.6 million on this facility.

RFA Receivables Facility. Bluegreen has an outstanding receivables facility with RFA (the “RFA Receivables Facility”). The advance period under this facility has expired and all outstanding borrowings are scheduled to mature no later than February 2015. The terms of the facility require that Bluegreen obtain RFA’s consent prior to consummating the proposed merger with BFC. While RFA has indicated that they intend to consent to the merger, if Bluegreen does not ultimately obtain such consent, the entire the entire outstanding balance under the RFA Receivables Facility, which totaled approximately $1.3 million as of December 31, 2011, would be due and payable upon the closing of the merger. During 2011, Bluegreen repaid $1.9 million under this facility.

BB&T Purchase Facility. Bluegreen has a timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”) (the “BB&T Purchase Facility”). During October 2011 Bluegreen amended the BB&T Purchase Facility to allow for maximum outstanding borrowings of $50.0 million and extend the revolving advance period from December 17, 2011 to December 17, 2012. The BB&T Purchase Facility provides for the financing of Bluegreen’s timeshare receivables at an advance rate of 67.5% through the revolving advance period, subject to the terms of the facility and eligible collateral. The BB&T Purchase Facility matures three years after the expiration of the revolving advance period (such three-year period, the “Term-Out Period”), or earlier as provided under the facility. The interest rate on the BB&T Purchase Facility prior to the commencement of the Term-Out Period is the 30-day LIBOR rate plus 3.5% (4.75% as of December 31, 2011). During the Term-Out Period, the interest rate will be the 30-day LIBOR rate plus 5.5%. The 30-day LIBOR rate is subject to a floor of 1.25%.

Additionally, subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the receivables sold (excess meaning after customary payments of fees, interest and principal under the facility) until the commencement of the Term-Out Period, at which point all of the excess cash flow will be paid to BB&T until the outstanding balance is reduced to zero.

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on Bluegreen’s balance sheet. The BB&T Purchase Facility is nonrecourse and is not guaranteed by Bluegreen.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen. During 2011, Bluegreen pledged $45.7 million of VOI notes receivable to this facility and received cash proceeds of $30.9 million. Bluegreen also repaid $2.1 million on the facility.

2010 Term Securitization. On December 17, 2010, Bluegreen completed a private offering and sale of $107.6 million of investment-grade, timeshare loan-backed notes (the “2010 Term Securitization”). The 2010 Term Securitization consisted of the issuance of $88.0 million of A rated and $19.6 million of BBB rated timeshare-loan backed notes with coupon rates of 5.1% and 7.5%, respectively, which blended to a weighted average coupon rate of 5.5%. The advance rate for this transaction was 85.25%. BB&T Capital Markets acted as the sole placement agent and initial purchaser.

The amount of the timeshare receivables sold was $126.2 million, substantially all of which was provided at closing. Through the completion of this private offering, Bluegreen repaid its then existing BB&T Purchase Facility of approximately $93.6 million, representing all amounts outstanding under Bluegreen’s then existing receivables purchase facility with BB&T, including accrued interest.

While ownership of the timeshare receivables included in the 2010 Term Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing. Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and fund required reserves, if any, with the remaining balance of such cash retained by us. During 2011, Bluegreen repaid $23.2 million on this facility.

The 2010 Term Securitization is non-recourse and is not guaranteed by Bluegreen.

Quorum Federal Credit Union. On December 22, 2010, Bluegreen entered into a timeshare notes receivables purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). Pursuant to the terms of the facility and subject to certain conditions precedent, Quorum agreed to purchase eligible timeshare receivables from Bluegreen or certain of its subsidiaries up to an aggregate $20.0 million purchase price through December 22, 2011. The facility also contemplates for Quorum to have the ability to purchase additional receivables subject to advance rates, fees and other terms to be agreed upon from time to time over and above the initial $20.0 million commitment, pursuant to the terms of the facility and subject to certain conditions precedent. The terms of the Quorum Purchase Facility reflect an 80% advance rate and a program fee rate of 8% per annum. Eligibility requirements for receivables sold include, amongst others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, Bluegreen will receive all of the excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after customary payment of fees and return of amounts invested by Quorum under the facility on a pro-rata basis as borrowers make payments on their timeshare loans).

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on Bluegreen’s balance sheet. The Quorum Purchase Facility is non-recourse and is not guaranteed by Bluegreen.

During 2011, Bluegreen pledged $10.1 million of VOI notes receivable to this facility and received cash proceeds of $8.1 million. Bluegreen also repaid $0.7 million on the facility.

BFC Financial Corporation

Notes to Consolidated Financial Statements

In March 2012, the Quorum Purchase Facility was amended and expanded whereas Quorum agreed to purchase eligible timeshare receivables from Bluegreen or certain of our subsidiaries up to an aggregate $25.0 million purchase price through March 31, 2013. The amended terms of the Quorum Purchase Facility reflect an 83% advance rate and a program fee rate of 6.5% per annum.

CapitalSource Facility. On September 20, 2011, Bluegreen entered into a $30.0 million revolving timeshare receivables hypothecation facility (“the CapitalSource Facility”) with CapitalSource Bank. The CapitalSource Facility provides for advances on eligible receivables pledged under the Facility, subject to specified terms and conditions, during the two-year revolving credit period ending in September 2013. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which Bluegreen believes are typically consistent with loans originated under its current credit underwriting standards, are subject to an 80% advance rate. The CapitalSource Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 45% advance rate. Principal repayments and interest are to be paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rate after the two-year revolving credit period, with the remaining balance being due in September 2016. The CapitalSource Facility bears interest at the 30-day LIBOR plus 5.75%, subject to a LIBOR floor of 0.75% (6.50% as of December 31, 2011). As of December 31, 2011 there were no amounts borrowed and outstanding under this facility.

Other Non-Recourse Receivable-Backed Notes Payable. In addition to the above described facilities, Bluegreen has other non-recourse securitization debt outstanding, which was originated by Bluegreen prior to 2010. While the ownership of VOI receivables under these securitizations was transferred for legal purposes, these transfers have been accounted for as secured borrowings since January 1, 2010 and therefore are included on Bluegreen’s consolidated balance sheets. Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and to fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen. During 2011, Bluegreen repaid $79.9 million under these facilities

BFC Financial Corporation

Notes to Consolidated Financial Statements

Notes and Mortgage Notes Payable and Other Borrowings

The following debt facilities were outstanding at December 31, 2011 and 2010 (dollars in thousands):

	December 31,		Interest Rate	Maturity Date
	2011	2010
Core Communities
Land acquisition mortgage note payable	—	27,248	3.04% -3.19%	October 2019 (3)
Carolina Oak
Borrowing base facility	—	37,174	3.25%	March 2011 (2)
Bluegreen
RFA AD&C Facility	21,619	52,264	4.80%	June 2012
H4BG Communities Facility	23,889	30,842	8.00%	December 2012
Wells Fargo Term Loan	19,858	30,776	7.17%	April 2012
Foundation Capital	12,860	13,200	8.00%	October 2015
Textron AD&C Facility	3,866	9,290	4.75%	April 2013
Fifth Third Bank Note Payable	2,909	3,154	3.30%	April 2023
Other	1,816	2,594	5.0% - 6.88%	January 2014-March 2023

Real Estate and Other	86,817	206,542

BankAtlantic
Subordinated debentures (1)	22,000	22,000	LIBOR + 3.45%	November 2012

Total Financial Services	22,000	22,000

Purchase accounting	(284)	(358)

Total Notes Payable	$108,533	228,184

(1)	LIBOR interest rates are indexed to 3-month LIBOR and adjust quarterly.
(2)	During 2009, the lender declared the loan to be in default and filed an action for foreclosure. During April 2011, a settlement agreement was entered into to resolve the disputes and ligation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions
(3)	Notes are the subject of legal proceedings in which Woodbridge relinquished title to all collateralized property in South Carolina in exchange for full settlement of the debt. Foreclosure proceedings were completed in November 2011.

Core Communities and its subsidiaries

During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of properties in Florida and South Carolina which served as collateral under mortgage loans totaling approximately $113.9 million. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the real property owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefor, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010,

BFC Financial Corporation

Notes to Consolidated Financial Statements

Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In accordance with the accounting guidance for consolidation, Woodbridge recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s consolidated statement of financial condition as of December 31, 2010, and the deferred gain on settlement of investment in subsidiary was recognized into income during the first quarter of 2011.

Approximately $27.2 million of the $113.9 million of mortgage loans described above was collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at December 31, 2010 and was subject to separate foreclosure proceedings. The foreclosure proceedings related to this property were completed on November 3, 2011 and, in accordance with the applicable accounting guidance, the Company recorded an $11.6 million gain on extinguishment of debt during the fourth quarter of 2011.

In December 2010, Core and one of its subsidiaries entered into agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and a $13.0 million gain on debt extinguishment was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2010.

On June 10, 2010, Core sold its Projects for approximately $75.4 million. As a result of the sale, Core realized a gain on sale of discontinued operations of approximately $2.6 million in the second quarter of 2010. The sale resulted in net cash proceeds to Core of approximately $1.5 million. See Note 5 for further information regarding the Projects.

Woodbridge

In 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC). As a result of the significant challenges faced during 2009, Woodbridge made the decision to cease all activities at Carolina Oak. In the fourth quarter of 2009, the inventory of real estate at Carolina Oak was reviewed for impairment and a $16.7 million impairment charge was recorded to adjust the carrying amount of Carolina Oak’s inventory to its fair value of $10.8 million.

Woodbridge was the obligor under a $37.2 million loan collateralized by the Carolina Oak property. During 2009, the lender declared the loan to be in default and filed an action for foreclosure. On April 26, 2011, a settlement agreement was entered into to resolve the disputes and litigation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. In accordance with applicable accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of December 31, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of a foreclosure proceeding or April 25, 2012.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bluegreen

Bluegreen has outstanding borrowings with various financial institutions and other lenders, which have been used to finance the acquisition and development of Bluegreen’s inventory and to fund operations.

RFA AD&C Facility. This facility was used to finance the acquisition and development of certain of Bluegreen’s resorts and currently has one outstanding project loan, which is collateralized by its Bluegreen Club 36TM resort in Las Vegas, Nevada (the “Club 36 Loan”). The maturity date for the Club 36 Loan is June 30, 2012. Principal payments are effected through agreed-upon release prices as timeshare interests in the Club 36 resort that serve as collateral under the facility are sold, subject to periodic minimum required amortization. As of December 31, 2011, Bluegreen had no availability under this facility. Indebtedness under the facility bears interest at the 30-day LIBOR plus 4.50% (4.80% as of December 31, 2011). During 2011, Bluegreen repaid $30.6 million of the outstanding balance under this facility, including the repayment in full of a loan collateralized by its Fountains Resort in Orlando, Florida.

H4BG Communities Facility. The H4BG Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects: Havenwood at Hunter’s Crossing (New Braunfels, Texas); The Bridges at Preston Crossings (Grayson County, Texas); King Oaks (College Station, Texas); Vintage Oaks at the Vineyard (New Braunfels, Texas); and Sanctuary Cove at St. Andrews Sound (Waverly, Georgia). In addition, the H4BG Communities Facility is secured by the following golf courses: The Bridges at Preston Crossings (Grayson County, Texas) and Sanctuary Cove (Waverly, Georgia).

Principal payments are effected through agreed-upon release prices as real estate collateralizing the H4BG Communities Facility is sold, subject to minimum required amortization. The interest rate on the H4BG Communities Facility is the Prime Rate plus 2.0%, subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20 million, and (2) 6.0% thereafter. As the outstanding balance was approximately $23.9 million as of December 31, 2011, the interest rate under the facility as of December 31, 2011 was 8.0%. The H4BG Communities Facility also requires that a fee of $2.0 million be paid to the lender upon the maturity of the facility. During 2011, Bluegreen repaid $7.0 million of the outstanding balance under this facility.

The facility is scheduled to mature on December 31, 2012, however, if the assets that secure the facility are sold prior to the scheduled maturity date, the facility will mature upon the sale of the assets and the $2.0 million fee described above will also be due at that time. The assets to be sold under the Purchase and Sale Agreement with Southstar include the assets pledged as collateral under this facility.

Wells Fargo Term Loan. On April 30, 2010, Bluegreen entered into a definitive agreement with Wells Fargo, which amended, restated and consolidated its then existing notes payable and line-of-credit with Wachovia Bank, N.A. into a single term loan with Wells Fargo (the “Wells Fargo Term Loan”). The notes payable and line-of-credit which were consolidated into the Wells Fargo Term Loan had a total outstanding balance of $36.4 million as of April 30, 2010. Under the terms of the agreement, principal payments are effected through agreed-upon release prices as real estate collateralizing the Wells Fargo Term Loan is sold, subject to minimum required amortization. In addition to the resort projects previously pledged as collateral for the various notes payable to Wachovia, Bluegreen pledged additional timeshare interests, resorts real estate, and the residual interests in certain of its sold VOI notes receivable as collateral for the Wells Fargo Term Loan. As required by the terms of the Wells Fargo Term Loan, Wells Fargo received, as additional collateral, the residual interest in a term securitization transaction Bluegreen completed in December 2010. The Wells Fargo Term Loan bears

BFC Financial Corporation

Notes to Consolidated Financial Statements

interest at the 30-day LIBOR plus 6.87% (7.17% as of December 31, 2011) and was originally scheduled to mature in April 2012. In February 2012, the facility was amended to extend the maturity date to June 2012 and requires four monthly installment payments of $4.5 million beginning March 2012. If the proposed merger with BFC should close prior to the scheduled maturity, all amounts outstanding under the Wells Fargo Term Loan shall be due and payable.

During 2011, Bluegreen repaid $10.9 million on this facility.

Foundation Capital. In 2010, in two separate transactions, Bluegreen acquired Paradise Point Resort and a 109-acre development parcel, both located in close proximity to the existing Wilderness Club at Big Cedar. A portion of each of the acquisitions was financed with a separate note payable to Foundation Capital Resources, Inc (“Foundation Capital”), with both notes totaling $13.2 million. Both notes payable to Foundation Capital have maturities of five years (the note underlying the 109-acre parcel purchase has a two-year extension provision subject to certain conditions) and bear interest at a rate of 8% for three years, which then adjusts to the lower of Prime plus 4.75% or the lender specified rate, not to exceed 9%. Repayments of the notes will be based upon release payments from future sales of VOIs located on the underlying properties, subject to minimum payments stipulated in the agreements. During 2011 Bluegreen repaid $0.3 million of the outstanding balance.

Textron AD&C Facility. Bluegreen had a master acquisition, development and construction facility loan agreement (the “Textron AD&C Facility”) with Textron Financial Corporation (“Textron”). The Textron AD&C Facility was used for resort acquisition and development activities. Interest on the Textron AD&C Facility is equal to the Prime Rate plus 1.25% - 1.50% (4.75% as of December 31, 2011) and is due monthly. The advance period under the Textron AD&C Facility has expired.

The entire outstanding balance under the Textron AD&C facility as of December 31, 2011 of $3.9 million relates to the sub-loan used for the acquisition of Bluegreen’s Atlantic Palace Resort in Atlantic City, New Jersey (the “Atlantic Palace Sub-Loan”). Interest on the Atlantic Palace sub-loan is equal to the Prime Rate plus 1.50% and is due monthly. Bluegreen pays Textron principal payments as it sells timeshare interests that collateralize the Atlantic Palace Sub-Loan, subject to periodic minimum required principal amortization. The final maturity of outstanding borrowings under the Atlantic Palace Sub-Loan is April 2013.

During 2011, Bluegreen repaid $5.4 million under this facility.

Fifth Third Bank Note Payable. In April 2008, Bluegreen purchased a building in Myrtle Beach, South Carolina. The purchase price was $4.8 million, of which $3.4 million was financed by a note payable to Fifth Third Bank. Principal and interest on amounts outstanding under the note are payable monthly through maturity in April 2023. The interest rate under the note equals the 30-day LIBOR plus 3.00% (3.30% as of December 31, 2011). During 2011, Bluegreen repaid $0.2 million under this note.

Bank Atlantic

In October 2002, BankAtlantic issued $22 million of floating rate subordinated debentures due in November 2012. The subordinated debentures pay interest quarterly at an interest rate of LIBOR plus 3.45% and are currently redeemable at a price based upon then-prevailing market interest rates. The subordinated debentures were issued by BankAtlantic in a private transaction as part of a larger pooled securities offering. The subordinated debentures qualify for inclusion in BankAtlantic’s total risk based capital. Upon maturity in November 2012, the subordinated debentures will no longer be included in BankAtlantic’s total risk-based capital amount or ratio resulting in a $22 million decline in risk-based capital and a 95 basis point reduction in the total risk-based capital ratio based on total risk-weighted assets as of December 31, 2011.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Junior Subordinated Debentures

Junior subordinated debentures outstanding at December 31, 2011 and 2010 were as follows (in thousands):

		December 31,		Interest Rate (1)	Maturity Date	Beginning Optional Redemption Date
		2011	2010
Junior Subordinated Debentures	Issue Date	Outstanding Amount	Outstanding Amount
Levitt Capital Trust I (“LCT I”)	03/15/2005	$23,196	23,196	LIBOR+3.85%	03/01/2035	3/15/2010
Levitt Capital Trust II (“LCT II”)	05/04/2005	30,928	30,928	LIBOR+3.80%	06/30/2035	06/30/2010
Levitt Capital Trust III (“LCT III”)	06/01/2006	15,464	15,464	LIBOR+3.80%	06/30/2036	06/30/2011
Levitt Capital Trust IV (“LCTIV”)	07/18/2006	15,464	15,464	LIBOR+3.80%	09/30/2036	09/30/2011

Total Woodbridge Holdings		85,052	85,052

Bluegreen Statutory Trust I	03/15/2005	23,196	23,196	LIBOR +4.9%	3/30/2035	03/30/2010
Bluegreen Statutory Trust II	05/04/2005	25,774	25,774	LIBOR 4.85%	7/30/2035	07/30/2010
Bluegreen Statutory Trust III	05/10/2005	10,310	10,310	LIBOR+4.85%	7/30/2035	07/30/2010
Bluegreen Statutory Trust IV	04/24/2006	15,464	15,464	LIBOR+4.85%	6/30/2036	06/30/2011
Bluegreen Statutory Trust V	07/21/2006	15,464	15,464	LIBOR+4.85%	9/30/2036	09/30/2011
Bluegreen Statutory Trust VI	02/26/2007	20,619	20,619	LIBOR+4.80%	4/30/2037	04/30/2012

Total Bluegreen Corporation		110,827	110,827

BBX Capital Trust I(A)	6/26/2007	27,399	26,918	LIBOR + 1.45%	9/15/2037	9/15/2012
BBX Capital Trust II(A)	9/20/2007	5,488	5,389	LIBOR + 1.50%	12/15/2037	12/15/2012
BBX Capital Trust II	3/5/2002	73,473	67,546	8.5%	3/31/2032	3/31/2007
BBC Capital Trust III	6/26/2002	29,058	27,978	LIBOR + 3.45%	6/26/2032	6/26/2007
BBC Capital Trust IV	9/26/2002	29,014	27,950	LIBOR + 3.40%	9/26/2032	9/26/2007
BBC Capital Trust V	9/27/2002	11,606	11,180	LIBOR + 3.40%	9/30/2032	9/27/2007
BBC Capital Trust VI	12/10/2002	17,367	16,737	LIBOR + 3.35%	12/10/2032	12/10/2007
BBC Capital Trust VII	12/19/2002	28,884	27,866	LIBOR + 3.25%	12/26/2032	12/19/2007
BBC Capital Trust VIII	12/19/2002	17,194	16,575	LIBOR + 3.35%	1/7/2033	12/19/2007
BBC Capital Trust IX	12/19/2002	11,463	11,051	LIBOR + 3.35%	1/7/2033	12/19/2007
BBC Capital Trust X	3/26/2003	57,593	55,620	LIBOR + 3.15%	3/26/2033	3/26/2008
BBC Capital Trust XI	4/10/2003	11,429	11,029	LIBOR + 3.25%	4/24/2033	4/24/2008
BBC Capital Trust XII	3/27/2003	17,146	16,546	LIBOR + 3.25%	4/7/2033	4/7/2008

Total BankAtlantic Bancorp (2)		337,114	322,385

Purchase accounting		(55,677)	(56,696)

Total		$477,316	461,568

(1)	LIBOR interest rates are indexed to three-month LIBOR and adjust quarterly.
(2)	Included in the outstanding balances at December 31, 2011 and 2010 was $42.9 million and $28.2 million, respectively, of deferred interest. Interest can be deferred for 20 consecutive quarters with the entire amount of deferred interest due at the end of the deferral period. As of December 31, 2011, BankAtlantic Bancorp had deferred interest payments for 12 consecutive quarters. BankAtlantic Bancorp may end the deferral by paying all accrued and unpaid interest.

BFC Financial Corporation

Notes to Consolidated Financial Statements

These business trusts are variable interest entities in which Woodbridge, Bluegreen and BankAtlantic Bancorp are not the primary beneficiaries as defined by the accounting guidance for the consolidation of variable interest entities. Accordingly, the Company and its subsidiaries do not consolidate the operations of these business trusts; instead, they are accounted for under the equity method of accounting.

Woodbridge Junior Subordinated Debentures

Woodbridge formed four statutory business trusts which issued trust preferred securities to third parties and trust common securities to Woodbridge and used the proceeds to purchase an identical amount of junior subordinated debentures from Woodbridge. Interest on the junior subordinated debentures and distributions on these trust preferred securities are payable quarterly in arrears at the floating rates specified in the above table until the corresponding scheduled maturity date. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable, in whole or in part, at Woodbridge’s option at any time after five years from the issue date or sooner following certain specified events.

Bluegreen Junior Subordinated Debentures

Bluegreen formed statutory business trusts, each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in its junior subordinated debentures from Bluegreen. The trusts are variable interest entities in which Bluegreen is not the primary beneficiary as defined by the accounting guidance for the consolidation of variable interest entities. Accordingly, Bluegreen does not consolidate the operations of the trusts; instead, the trusts are accounted for under the equity method of accounting. Bluegreen’s maximum exposure to loss as a result of its involvement with the trusts is limited to the carrying amount of its equity method investment. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at Bluegreen’s option at any time after five years from the issue date or sooner following certain specified events. In addition, Bluegreen made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by Bluegreen, and those proceeds were also used to by the applicable trust to purchase an identical amount of junior subordinated debentures from Bluegreen. The terms of each trust’s common securities are nearly identical to the trust preferred securities.

BankAtlantic Bancorp Junior Subordinated Debentures

BankAtlantic Bancorp Parent Company has formed thirteen statutory business trusts (“Trusts”) for the purpose of issuing Trust Preferred Securities (“trust preferred securities”) and investing the proceeds thereof in junior subordinated debentures of BankAtlantic Bancorp Parent Company. The Trusts used the proceeds from issuing trust preferred securities and the issuance of its common securities to BankAtlantic Bancorp Parent Company to purchase junior subordinated debentures from BankAtlantic Bancorp Parent Company. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears. Distributions on the trust preferred securities are cumulative and are based upon the liquidation value of the trust preferred security. BankAtlantic Bancorp Parent Company has the right, at any time, as long as there are no continuing events of default, to defer payments of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters; but not beyond the stated maturity of the junior subordinated debentures. If the deferred interest is not paid at the next payment date after the 20th consecutive quarterly deferral,

BFC Financial Corporation

Notes to Consolidated Financial Statements

BankAtlantic Bancorp would be in default of the indenture and all principal and interest of the junior subordinated debentures could be accelerated and become immediately due and payable. Beginning in February and March 2009, BankAtlantic Bancorp notified the trustees of the junior subordinated debentures that it has elected to defer interest payments for the next regularly scheduled quarterly interest payment dates and BankAtlantic Bancorp Parent Company has continued to elect to defer interest payments for each subsequent quarterly interest payment date. BankAtlantic Bancorp Parent Company has the ability under the junior subordinated debentures to continue to defer interest payments through ongoing, appropriate notices to each of the trustees, and make a decision each quarter as to whether to continue the deferral of interest. BankAtlantic Bancorp Parent Company expects to continue to defer interest payments on the junior subordinated debentures for the foreseeable future. During the deferral period, interest will continue to accrue on the junior subordinated debentures at the stated coupon rate, including on the deferred interest, and BankAtlantic Bancorp Parent Company will continue to record the interest expense associated with the junior subordinated debentures. During the deferral period, BankAtlantic Bancorp Parent Company may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. BankAtlantic Bancorp Parent Company may end the deferral by paying all accrued and unpaid interest. Deferred interest on junior subordinated debentures was $42.9 million as of December 31, 2011 as BankAtlantic Bancorp Parent Company elected to defer interest during each quarter in the three year period ended December 31, 2011.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. BankAtlantic Bancorp Parent Company has the right to redeem the junior subordinated debentures after five years from issuance and in some instances sooner. The redemption of the subordinated debentures is subject to BankAtlantic Bancorp Parent Company having received regulatory approval, if required under applicable capital guidelines or regulatory policies.

BankAtlantic Bancorp Indentures

The indentures relating to all junior subordinated debentures contain certain customary covenants found in indentures under the Trust Indenture Act, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the debentures, holding of funds for payments on the debentures in trust, payment by BankAtlantic Bancorp of taxes and other claims, maintenance by BankAtlantic Bancorp of its properties and its corporate existence and delivery of annual certifications to the trustee.

BFC Financial Corporation

Notes to Consolidated Financial Statements

21.	Income Taxes

The provision (benefit) for income taxes consisted of (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Continuing operations:
Current:
Federal	$4,901	3,215	(67,213)
State	1,379	1,936	—

	6,280	5,151	(67,213)

Deferred:
Federal	19,130	9,057	1,031
State	(4,453)	(4,993)	(1,318)

	14,677	4,064	(287)

Provision (benefit) for income taxes	$20,957	9,215	(67,500)

The Company’s actual provision (benefit) for income taxes from continuing operations differs from the expected Federal income tax provision as follows (dollars in thousands):

	For the Years Ended December 31,
	2011(1)		2010(1)		2009(1)
Income tax provision (benefit) at expected federal income tax rate of 35%	$15,623	35.00%	(51,093)	(35.00)%	(49,750)	(35.00)%
Increase (decrease) resulting from:
Benefit for state taxes, net of federal effect	(959)	(2.15)	(4,378)	(3.00)	(13,566)	(9.54)
Taxes related to subsidiaries not consolidated for income tax purposes	(3,844)	(8.61)	(3,496)	(2.39)	2,537	1.78
Gain on bargain purchase of Bluegreen	—	—	—	—	(63,997)	(45.02)
Increase in valuation allowance	260	0.58	64,671	44.30	42,776	30.09
Gain on Levitt and Sons settlement	6,308	14.13	4,031	2.76	10,182	7.16
Goodwill impairment adjustment	—	—	—	—	4,361	3.07
Tax credits	84	0.19	127	0.09	(148)	(0.10)
Tax-exempt interest income	(259)	(0.58)	(160)	(0.11)	(3)	—
Other – net	3,744	8.39	(487)	(0.33)	108	0.08

Provision (benefit) for income taxes	$20,957	46.95%	9,215	6.32%	(67,500)	(47.48)%

(1)	Expected tax is computed based upon income (loss) from continuing operations before noncontrolling interests.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities were (in thousands):

	December 31,
	2011	2010	2009
Deferred tax assets:
Allowance for loan losses, REO, tax certificate losses and write-downs for financial statement purposes	$73,334	82,076	66,846
Federal and State NOL and tax credit carryforward	389,892	394,100	284,784
Capital loss carryover	2,978	2,978	2,978
Investment in Levitt and Sons	—	—	33,082
Real estate inventory capitalized costs for tax purposes in excess of amounts capitalized for financial statement purposes	4,931	4,979	82,479
Real estate valuation	82,176	90,936	49,259
Accumulated other comprehensive loss, net	6,177	1,278	2,409
Share based compensation	8,320	10,862	9,164
Income recognized for tax purposes and deferred for financial statement purposes	11,225	6,845	10,334
Investment in securities	176	820	825
Investment in unconsolidated affiliates	828	828	828
Property and equipment	6,378	5,081	4,611
Purchase accounting adjustments for bank acquisitions	962	507	—
Other	10,481	18,360	21,562

Total gross deferred tax assets	598,028	619,650	569,161
Valuation allowance	(388,350)	(384,818)	(318,306)

Total deferred tax assets	209,678	234,832	250,855

Deferred tax liabilities:
Installment sales treatment of notes	182,120	213,153	224,941
Intangible assets	24,200	24,593	23,355
Junior subordinate notes	21,654	21,869	20,979
Deferred loan income	1,720	1,674	1,188
Prepaid pension expense	4,617	1,630	1,852
Other	12	576	3,745

Total gross deferred tax liabilities	234,323	263,495	276,060

Net deferred tax liability	(24,645)	(28,663)	(25,205)
Less net deferred tax liability at beginning of period	28,663	25,205	—
Acquisition of Bluegreen	—	—	24,029
Effect of a change in accounting principle	—	—	86
Adoption of ASU 2009-16 and 17	—	1,781	—
Net change in deferred tax assets attributable to capital transactions	333	—	—
Reduction in deferred tax valuation allowance for continuing operations	—	1,311	2,777

Benefit (provision) for deferred income taxes	4,351	(366)	1,687
Less: Provision (benefit) for deferred income taxes - discontinued operations	(19,028)	(3,698)	(1,400)

Benefit (provision) for deferred income taxes - continuing operations	$(14,677)	(4,064)	287

BFC Financial Corporation

Notes to Consolidated Financial Statements

Activity in the deferred tax asset valuation allowance was (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Balance, beginning of period	$384,818	318,306	272,765
Increase in deferred tax valuation allowance	260	64,671	42,776
Increase in deferred tax valuation allowance- Discontinued operations	1,841	1,595	8,115
Other comprehensive income (loss)	2,971	841	792
Deconsolidation of subsidiary	(3,467)	—	—
Acquisition of control of Bluegreen	—	—	(4,704)
Increase (decrease) in deferred tax allowance – paid in capital	1,927	(595)	(1,438)

Balance, end of period	$388,350	384,818	318,306

Generally, the amount of tax expense or benefit allocated to continuing operations is determined without regard to the tax effects of other categories of income or loss, such as other comprehensive income. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from continuing operations and pretax income from other categories. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in continuing operations. In 2010, BFC reduced its deferred tax valuation allowance from continuing operations by $1.3 million, to reflect the future taxable income associated with BFC’s unrealized gains in accumulated other comprehensive income. In 2009, the Company reduced its deferred tax valuation allowance from continuing operations by $2.8 million, of which approximately $2.3 million was attributed to BankAtlantic Bancorp and the balance was attributed to BFC to reflect the future taxable income associated with unrealized gains in accumulated other comprehensive income.

BFC and its subsidiaries evaluate their deferred tax assets to determine if valuation allowances are required. In the evaluation, management considers net operating loss carry-back availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. Based on evaluations, deferred tax valuation allowances of $0.3 million, $64.7 million and $42.8 million were established for the years ended December 31, 2011, 2010 and 2009, respectively.

The deferred tax asset valuation allowance will be reversed if and when it becomes more likely than not that BFC and its subsidiaries will generate sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets. The majority of the benefits of the net deferred tax assets can be carried forward for 20 years and applied to offset future taxable income.

In November 2009, the Workers, Homeownership, and Business Assistance Act of 2009 was enacted. The act extended the net operating loss (“NOL”) carry-back period from two years to up to five years for the 2008 or the 2009 tax years. Included in the Company’s consolidated statements of operations for the year ended December 31, 2009 was a $31.8 million benefit for income taxes resulting from BankAtlantic Bancorp’s election to carry-back its 2009 NOLs for five years. Also included in the Company’s consolidated statements of financial condition at December 31, 2010 are current income tax receivables of $10.8 million resulting from Woodbridge’s election to carryback its 2008 NOLs for five years. We have received approximately $29.2 million of tax refunds in 2010 and received an additional $10.8 million in 2011. Under the terms of the Settlement Agreement entered

BFC Financial Corporation

Notes to Consolidated Financial Statements

into with the Joint Committee of Unsecured Creditors in the Chapter 11 Cases, we agreed to share with the Debtors’ Estate a portion of the tax refund attributable to periods prior to the filing of the Chapter 11 Cases. Accordingly, a liability of $11.7 million, which is the amount of the tax refund received by us estimated to be paid to the Debtors’ Estate under the Settlement Agreement, was established. At December 31, 2011, the $11.7 million portion of the tax refund to be paid to the Debtors’ Estate was received and placed in an escrow account. The $11.7 million amount is included as restricted cash in the Company’s Consolidated Statement of Financial Condition.

On January 1, 2007, the Company adopted the accounting guidance on uncertain income tax positions (ASC 740). These cumulative-effect adjustments represent the difference between the amount of tax benefits required to be recognized based on the application of ASC 740 and the amount of tax benefits recognized prior to the application of ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Balance as of beginning of period	$2,366	2,583	2,571
Additions based on tax positions related to current year	—	—	284
Lapse of Statute of Limitations	(2,366)	—	—
Reductions of tax positions for prior years	—	(217)	(272)

Balance as of end of period	$—	2,366	2,583

BFC and its wholly-owned subsidiaries file consolidated U.S. federal and Florida income tax returns. BFC and its subsidiaries file separate state income tax returns for each jurisdiction, other than Florida. Subsidiaries in which BFC owns less than 80% of the outstanding equity are not included in BFC’s consolidated U.S. federal or Florida income tax return. Upon consummation of the merger with Woodbridge on September 21, 2009, Woodbridge became a wholly-owned subsidiary of BFC and its activities are included in the Company’s U.S. Federal and Florida consolidated tax return from the date of the merger. Prior to the merger, Woodbridge was not included in the Company’s consolidated tax return. BFC’s deferred tax assets and liabilities, including net operating loss carryforwards, are specific to BFC and may currently not be utilized by BankAtlantic Bancorp or Bluegreen.

At December 31, 2011, BFC (excluding BankAtlantic Bancorp, pre-merger Woodbridge and Bluegreen) had estimated state and federal net operating loss carryforwards of approximately $277.4 million (which expire from 2012 through 2031). A full valuation allowance was established for these NOLs. BFC’s NOL carryforwards include approximately $12.3 million that are attributed to the exercise of stock options, and the tax benefits will be recognized in the financial statements until such deductions are utilized to reduce taxes payable. As a result of BFC’s merger with Woodbridge in September 2009, BFC experienced a “change of ownership” as that term is defined in the Internal Revenue Code. This change of ownership resulted in a significant limitation of the amount of BFC’s pre-merger net operating losses that can be utilized by BFC annually. Of the total net operating loss carryforwards, approximately $81.2 million were generated by BFC prior to the merger with Woodbridge. However, Woodbridge’s pre-merger NOL’s are available to be used by BFC and are not subject to this limitation.

As of September 21, 2009, the date on which its merger with BFC was consummated, Woodbridge had U.S. federal and Florida NOL carryforwards of approximately $105.3 million and $211.0 million, respectively, which expire from 2026 through 2028. Woodbridge had established a valuation allowance for its entire deferred tax assets, net of the deferred tax liabilities.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Prior to the merger, Woodbridge was subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Woodbridge is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for tax years before 2005. In April 2010, both BankAtlantic Bancorp and Woodbridge were notified by the IRS that it would examine the 2009 and 2008 tax refund claims. Both examinations were concluded in 2011 with no changes.

On September 21, 2009, BFC adopted the rights agreement described in Note 27 in an attempt to protect our ability to use available NOLs to offset future taxable income.

Bluegreen and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, Bluegreen is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. As of December 31, 2011, Bluegreen has U.S. federal NOL carryforwards of approximately $71.4 million, which expire at various periods from 2024 through 2031, and alternative minimum tax credit carryforwards of $42.6 million, which never expire. Additionally, as of December 31, 2011, Bluegreen had state operating loss carryforwards of approximately $419.8 million, which expire beginning in 2012 through 2031.

In 2010, Bluegreen received notice from the State of Minnesota that one of its subsidiary’s tax returns for the years ended December 31, 2006 through 2008 was selected for audit. The audit field work has not yet been scheduled. While there is no assurance as to the results of the audit, Bluegreen does not currently anticipate any material adjustments in connection with this examination.

In August 2011, Bluegreen received notice from the North Carolina Department of Revenue that Bluegreen’s Income/Franchise Tax Returns for the years ended December 31, 2007 through 2009 were selected for audit. The field work for this audit was completed in October 2011. While there is no assurance as to the results of the audit, Bluegreen does not currently anticipate any material adjustments in connection with this examination.

During 2011, Bluegreen received notice from the States of Alabama, Indiana, Minnesota and Wisconsin that it and several of their subsidiary’s tax returns were selected for audit. The audit field work for any of these examinations have yet to be scheduled. While there is no assurance as to the results of these audits, Bluegreen does not currently anticipate any material adjustments in connection with these examinations.

Prior to 2011, BankAtlantic Bancorp and its subsidiaries filed a consolidated federal income tax return but separate state income tax returns. Starting in 2011, BankAtlantic Bancorp and its subsidiaries will file a consolidated Florida income tax return.

As of December 31, 2011, BankAtlantic Bancorp’s has federal NOL carryforwards of approximately $356.0 million which expire from 2028 through 2031. BankAtlantic Bancorp’s federal tax credit carryforwards were $2.1 million at December 31, 2011 and expire from 2025 through 2029. BankAtlantic Bancorp’s state NOL carryforwards were $780.5 million as of December 31, 2011 and expire from 2016 through 2031.

Prior to December 31, 1996, BankAtlantic was permitted to deduct from taxable income an allowance for bad debts which was in excess of the provision for such losses charged to income. Accordingly, at December 31, 2011, BankAtlantic Bancorp had $21.5 million of excess allowance for bad debts for which no provision for income tax has been provided. If, in the future, this portion of retained earnings is distributed, or BankAtlantic no longer qualifies as a bank for tax purposes, federal income tax of $7.5 million would be realized.

BFC Financial Corporation

Notes to Consolidated Financial Statements

BankAtlantic Bancorp’s is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for tax years before 2005. There were no income tax filings under examination as of December 31, 2011.

22.	Restructuring Charges and Exit Activities

Restructuring charges and exit activities include employee termination costs, lease contracts executed for branch expansion and real estate acquired for branch expansion. The following table provides information regarding liabilities associated with restructuring charges and exit activities (in thousands):

	Severance Liability	Contract Liability	Total
Balance at December 31, 2008	$300	2,166	2,466
Bluegreen Balance at November 16, 2009	—	2,099	2,099
Expenses incurred	3,424	2,376	5,800
Amounts paid or amortized	(2,600)	(996)	(3,596)

Balance at December 31, 2009	1,124	5,645	6,769
Expenses incurred	4,834	3,586	8,420
Amounts paid or amortized	(3,039)	(2,591)	(5,630)

Balance at December 31, 2010	2,919	6,640	9,559
Expenses recovered	(192)	(1,093)	(1,285)
Amounts paid or amortized	(2,721)	(3,249)	(5,970)

Balance at December 31, 2011	$6	2,298	2,304

Severance Liability

The 2010 and 2009 severance expenses were primarily attributable to BankAtlantic Bancorp’s reduction in workforce primarily in the community banking and commercial lending business units. For the year ended December 31, 2010 and 2009, BankAtlantic Bancorp incurred approximately $4.0 million and $2.0 million, respectively, in severance benefits. In 2011, 2010, and 2009, BankAtlantic Bancorp paid approximately $2.2 million, $1.5 million and $2.2 million, respectively, in severance benefits.

In addition, for the year ended December 31, 2010 and 2009, BFC incurred approximately $863,000 and $1.4 million, respectively in severance expenses primarily associated with a reduction in workforce at Core Communities, Woodbridge and BFC’s shared service operations. In 2011, 2010 and 2009, approximately $0.5 million, $1.5 million and $0.4 million, respectively, was paid related to BFC’s severance liability.

Contract and Lease Termination

At December 31, 2011, 2010 and 2009, BankAtlantic Bancorp contract and lease termination liability was approximately $1.8 million, $5.9 million and $3.7 million, respectively. During the years ended December 31, 2010 and 2009, BankAtlantic Bancorp incurred expenses of approximately $3.6 million and $2.2 million, respectively, in lease termination. During the year ended December 31, 2011 approximately $1.2 million was recovered in lease termination. Beginning in December 2007, BankAtlantic decided to sell certain properties that it had acquired for its future store expansion program and to terminate or sublease certain back-office operating leases.

During 2011, in connection with its restructuring obligations, Bluegreen made cash payments of approximately $0.3 million related to lease terminations. As of December 31, 2011, Bluegreen’s remaining restructuring liability related entirely to lease termination obligations was $0.5 million.

BFC Financial Corporation

Notes to Consolidated Financial Statements

23.	Commitments and Contingencies

The Company (including its subsidiaries) is a lessee under various operating leases for real estate and equipment extending to the year 2072. At December 31, 2011, the approximate minimum future rental payments under such leases, including leases related to our discontinued operations, for the periods shown are (in thousands):

Year Ending December 31,	Amount
2012	$11,972
2013	11,042
2014	9,617
2015	9,037
2016	8,406
Thereafter	46,522

Total	$96,596

The Company and its subsidiaries incurred rent expense, including rent expense related to our discontinued operations, for the periods shown (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Rental expense for premises and equipment	$19,945	$22,466	$14,388

BFC and its Wholly Owned Subsidiaries

At June 30, 2009, a wholly-owned subsidiary of BFC/CCC, Inc. (“BFC/CCC”) had a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida. In connection with the purchase of the office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement is $2.0 million (which is shared on a joint and several basis with the managing general partner). In July 2009, BFC/CCC’s wholly-owned subsidiary withdrew as a partner of the limited partnership and transferred its 10% interest to another unaffiliated partner. In return, the partner to whom this interest was assigned agreed to use its reasonable best efforts to obtain the release of BFC/CCC from the guarantee. The partner was unable to secure such a release and that partner has agreed to indemnify BFC/CCC for any losses that may arise under the guarantee after the date of the assignment. There are no carrying amounts on our financial statements at December 31, 2011 or 2010 for this partnership, including the guarantee.

A wholly-owned subsidiary of BFC/CCC had a 10% interest in a limited liability company that owned two commercial properties in Hillsborough County, Florida. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member of the limited liability company each guaranteed the payment of up to a maximum of $5.0 million for certain environmental indemnities and specific obligations that were not related to the financial performance of the properties. BFC and the unaffiliated member also entered into a cross indemnification agreement which limited BFC’s obligations under the guarantee to acts of BFC and its affiliates. On March 25, 2011, the limited liability company reached a settlement with its lender, pursuant to which it conveyed the commercial properties securing the loan via a deed in lieu of foreclosure. BFC and BFC/CCC’s wholly-owned subsidiary were released from all obligations and guarantees related to the two

BFC Financial Corporation

Notes to Consolidated Financial Statements

commercial properties. During the first quarter of 2011, BFC recognized the negative basis of its investment of approximately $1.3 million which is included in equity in earnings from unconsolidated affiliates in the Company’s consolidated statements of operations for the year ended December 31, 2011.

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. At December 31, 2011 and 2010, the carrying amount of this investment was approximately $283,000 and $282,000, respectively, which is included in investments in unconsolidated affiliates in the Company’s Consolidated Statements of Financial Condition. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceeding under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfer of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates. No amounts are recorded in the Company’s financial statements for the obligations associated with this guarantee based on the potential indemnification by the unaffiliated members and the limit of the specific obligations to non-financial matters.

Based on current accounting guidance associated with the consolidation of variable interest entities implemented on January 1, 2010, we are not deemed the primary beneficiaries in connection with the above-discussed BFC/CCC investments and do not consolidate these entities into our financial statements. We do not have the power to direct the activities that can significantly impact the performance of these entities.

On February 20, 2009, the Bankruptcy Court presiding over the Chapter 11 Cases entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the settlement agreement that was entered into with the Joint Committee of Unsecured Creditors (the “Settlement Agreement”). No appeal or rehearing of the Bankruptcy Court’s order was filed by any party, and the settlement was consummated on March 3, 2009, at which time payment was made in accordance with the terms and conditions of the settlement agreement as amended. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement) was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. Pursuant to the settlement agreement, we agreed to share a percentage of any tax refund attributable to periods prior to the bankruptcy with the Debtors Estate. In the fourth quarter of 2009, we accrued approximately $10.7 million in connection with the portion of the tax refund which may be payable to the Debtors Estate pursuant to the settlement agreement. As a result, the gain on settlement of investment in subsidiary for the year ended December 31, 2009 was reduced to $29.7 million. Additionally, in the second quarter of 2010, we increased the $10.7 million accrual by approximately $1.0 million, representing a portion of an additional tax refund due to a change in Internal Revenue Service (“IRS”) guidance that will likely be required to be paid to the Debtors Estate pursuant to the Settlement Agreement. As of December 31, 2011 and 2010, we have placed into escrow approximately $11.7 million and $8.4 million, respectively, which represents the portion of the tax refund that as of those dates was determined likely to be required to be paid to the Debtors’ Estate under the Settlement Agreement. Those amounts are included as restricted cash in BFC’s consolidated statements of financial condition.

In the ordinary course of business, BFC and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. BFC accrued $4.6 million for pending legal proceedings as of December 31, 2011, all of which related to the Woodbridge appraisal rights litigation described

BFC Financial Corporation

Notes to Consolidated Financial Statements

below. BFC believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from these pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on BFC’s financial statements. However, due to the significant uncertainties involved in these legal matters, the actual losses which may be incurred by BFC cannot be predicted.

Woodbridge Holdings, LLC v. Prescott Group Aggressive Small Cap Master Fund, G.P., Cede & Co., William J. Maeck, Ravenswood Investments III, L.P., and The Ravenswood Investment Company, Circuit Court, 17th Judicial Circuit, Broward County, Florida.

Under the FBCA, holders of Woodbridge’s Class A Common Stock who did not vote to approve BFC’s merger with Woodbridge and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of the FBCA) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with the FBCA, Woodbridge provided written notices and required forms to the dissenting shareholders setting forth, among other things, its determination that the fair value of Woodbridge’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. As of December 31, 2011, dissenting shareholders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. In December 2009, BFC recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders. The appraisal rights litigation thereafter commenced and is ongoing. The outcome of the litigation is uncertain and there is no assurance as to the amount of cash that will be required to be paid to the dissenting shareholders, which amount may be greater than the $4.6 million that BFC has accrued.

Robert D. Dance, individually and on behalf of all others similarly situated v. Woodbridge Holdings Corp. (formerly known as Levitt Corp.), Alan B. Levan, and George P. Scanlon, Case No. 08-60111-Civ-Graham/O’Sullivan, Southern District of Florida

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of securities against Woodbridge and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of Woodbridge’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements regarding financial results, prospects and condition. An agreement to settle the matter was reached during April 2011 and granted final approval by the presiding court during September 2011. Under the terms of the settlement agreement, Woodbridge agreed to pay a total of $1.95 million to the plaintiffs, which amount is fully insured without participation by BFC. The settlement agreement does not contain any admission of responsibility by Woodbridge or any other of the named defendants.

Westchester Fire Insurance Company vs. City of Brooksville, United States District Court, Middle District of Florida, Tampa Division, Case No. 8:09 CV 00062-T23 TBM

This litigation arose from a dispute regarding liability under two performance bonds for infrastructure issued in connection with a plat issued by the City of Brooksville for a single family housing project that was not commenced. The project had been abandoned by Levitt and Sons prior to its bankruptcy filing as non-viable as a consequence of the economic downturn and, in connection with the Levitt and Sons bankruptcy, the mortgagee,

BFC Financial Corporation

Notes to Consolidated Financial Statements

Key Bank, was permitted by agreement to initiate and conclude a foreclosure leading to the acquisition of the property by Key Bank’s subsidiary. The City of Brooksville contended that, notwithstanding that the development had not proceeded and was not likely to proceed at any known time in the future, it was entitled to recover the face amount of the bonds in the approximate amount of $5.4 million. Woodbridge filed a suit for declaratory judgment (in the name of its surety, Westchester) against the City of Brooksville contending that the obligation under the bonds had terminated. In August 2010, Woodbridge was granted a motion for summary judgment. Subsequent to the motion being granted, the municipality appealed the decision. On March 8, 2012, the court of appeals affirmed the district court’s granting of Woodbridge’s motion for summary judgment.

Litigation Regarding the Proposed BFC / Bluegreen Merger

Between November 16, 2011 and February 13, 2012, seven purported class action lawsuits related to the merger were filed against BFC, Bluegreen and the members of Bluegreen’s board of directors. As described below, four of these lawsuits have been consolidated into a single action in Florida. The other three lawsuits, which were filed in Massachusetts, have been stayed. The lawsuits seek to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate. Further information regarding each of these lawsuits is set forth below.

The four Florida lawsuits have been consolidated into an action styled Richard Harriman, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC. On December 22, 2011, the plaintiffs filed an amended complaint in the consolidated action which alleges that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of Bluegreen’s minority shareholders. The amended complaint further alleges that BFC aided and abetted the individual director defendants’ alleged breaches of fiduciary duties. The amended complaint seeks declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and make substantially the same allegations and claims as in the Florida cases. These three lawsuits are styled as follows: Gaetano Bellavista Caltagirone, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P., on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust, on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on December 6, 2011). On January 17, 2012, the Massachusetts court stayed all three actions for six months in favor of the consolidated action proceeding in Florida.

BFC and Bluegreen believe that these lawsuits are without merit and intend to defend against them vigorously.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bluegreen

In the ordinary course of its business, Bluegreen becomes subject to claims or proceedings from time to time relating to the purchase, sale or financing of VOIs or other resort operations. Bluegreen is also subject to matters relating to Bluegreen Communities’ business, which it now reports as a discontinued operation. Additionally, from time to time, Bluegreen becomes involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, Bluegreen also receives individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorney Generals. Bluegreen takes these matters seriously and attempts to resolve any such issues as they arise. Unless otherwise described below, Bluegreen believes that these claims are routine litigation incidental to its business.

Reserves are accrued for matters in which Bluegreen believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. As of December 31, 2011, Bluegreen had accrued $2.6 million for matters which it believes meet these criteria. The actual costs of resolving these legal claims may be substantially higher than the amounts accrued for these claims. Bluegreen’s management is not at this time able to estimate a range of reasonably possible losses with respect to these matters in which it is reasonably possible that a loss will occur. In certain matters, Bluegreen is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs’ have not quantified or factually supported the claim.

Bluegreen believes that liabilities arising from the litigation and regulatory matters discussed below, in excess of the amounts currently accrued, if any, will not have a material impact on its financial statements.

Tennessee Tax Audit

In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $0.7 million of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. Bluegreen believes the attempt to impose such a tax is contrary to Tennessee law and has vigorously opposed such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference. By letter dated May 25, 2011, the State of Tennessee Department of Revenue issued a decision in which it held that two of the three types of transactions in question were taxable. The State of Tennessee Department of Revenue confirmed that Bluegreen had already remitted the proper amount of sales tax due on one of the two types of taxable transactions, but has taken the position that Bluegreen owed a total of $0.7 million in taxes and interest based on the second type of transaction. On August 1, 2011, Bluegreen filed suit in the Chancery Court of Davidson County, Tennessee for the purpose of invalidating and setting aside the tax assessment made against Bluegreen by the State of Tennessee Department of Revenue.

Destin, Florida Deposit Dispute Lawsuit

In Case No. 2006-Ca-3374, styled Joseph M. Scheyd, Jr., P.A. vs. Bluegreen Vacations Unlimited, Inc.; Hubert A. Laird; and MSB of Destin, Inc., in the Circuit Court of the First Judicial Circuit in and for Okaloosa County, Florida, during 2006, Joseph M. Scheyd, Jr., P.A., as escrow agent, brought an interpleader action seeking a determination as to whether Bluegreen, as purchaser, or Hubert A. Laird and MSB of Destin, Inc., as seller, were entitled to the $1.4 million escrow deposit being maintained with the escrow agent pursuant to a

BFC Financial Corporation

Notes to Consolidated Financial Statements

purchase and sale contract for real property located in Destin, Florida. Bluegreen maintains that its decision not to close on the purchase of the property was proper under the terms of the purchase and sale contract and that Bluegreen is therefore entitled to a return of the full escrow deposit. On June 1, 2011, the trial court made a finding that Bluegreen breached the purchase and sale contract and that the plaintiff was entitled to the escrow deposit and all accrued interest. Bluegreen has filed a notice of appeal with the First District Court of Appeal seeking to appeal the trial court’s decision. The escrow deposit and all accrued interest have been placed in the appropriate Court registry pending the outcome of the appeal.

Inquiry into Consumer Matters by the Office of the Florida Attorney General

The Office of the Attorney General for the State of Florida (the “AGSF”) has advised Bluegreen that it has accumulated a number of consumer complaints since 2005 against Bluegreen and/or its affiliates related to timeshare sales and marketing, and has requested that Bluegreen propose a resolution on a collective basis of any outstanding complaints. The AGSF has also requested that Bluegreen enter into a written agreement in which to establish a process and timeframe for determining consumer eligibility for relief (including, where applicable, monetary restitution). Bluegreen has determined that many of these complaints were previously addressed and/or resolved. Bluegreen is cooperating with the State and does not believe this matter will have a material effect on its results of operations, financial condition or on its sales and marketing activities in Florida.

The matters described below relate to Bluegreen Communities’ business, which is reported as a discontinued operation. However, as the Purchase and Sale Agreement with Southstar relating to the proposed sale of substantially all of the assets of Bluegreen Communities (as further described in Note 5) is structured as an asset sale and Southstar has not agreed to assume the liabilities related to the matters described below, these matters would be retained by us even if the transaction is consummated.

Mountain Lakes Mineral Rights

Bluegreen Southwest One, L.P. (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Case No. 28006, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions did not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The court further ruled that Southwest was the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into Case No. 28769, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al., in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the plaintiffs as an executive rights holder. On May 14, 2009, the plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Southwest. On September 15, 2010, the Court heard oral

BFC Financial Corporation

Notes to Consolidated Financial Statements

arguments on whether to reverse or affirm the Appellate Court’s decision. On August 26, 2011, the Texas Supreme Court issued its opinion affirming the Appellate Court’s decision in part and reversing it in part. The Texas Supreme Court held that Southwest did not breach any covenants in the deed, but did breach a duty to the plaintiffs by filing restrictive covenants in connection with the development of the property which prohibited mineral development, and that the appropriate remedy was cancellation of the restrictive covenants. The Texas Supreme Court further ruled that the Plaintiffs have no right of ingress to, or egress from, the subdivision, and that Southwest’s inaction in not leasing the mineral rights was not, by itself, a breach of a duty. The Texas Supreme Court remanded the case to the trial court for disposition consistent with its decision. No information is available as to when the trial court will render its ruling. Separately, as a result of the Texas Supreme Court’s decision invalidating the restrictive covenants prohibiting mineral development within the subdivision, certain lot owners within Mountain Lakes filed a cross-claim against Southwest alleging fraud, negligence and a violation of deceptive trade practices laws based on a claim that the invalidation of the restrictive covenants has caused devaluation of their residential lots and other economic damages. Southwest intends to vigorously defend itself against these allegations.

Community Cable Service, LLC Lawsuit

On June 3, 2010, in Case No. 16-2009-CA-008028, styled Community Cable Service, LLC v. Bluegreen Communities of Georgia, LLC and Sanctuary Cove at St. Andrews Sound Community Association, Inc., a/k/a Sanctuary Cove Home Developers Association, Inc., in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, the plaintiffs filed suit alleging breach by Bluegreen Communities of Georgia and the community association of a bulk cable TV services contract at Bluegreen Communities’ Sanctuary Cove single family residential community. In its complaint the plaintiffs alleged that unpaid bulk cable fees were due from the defendants, and that the non-payment of fees continued to accrue on a monthly basis. Bluegreen Communities of Georgia and the community association responded that the plaintiffs breached the parties’ contract. On November 4, 2011, an agreement was executed by the parties to settle the matter. Pursuant to the terms of the settlement agreement, Bluegreen Communities of Georgia and the community association agreed to make payments to the plaintiffs with Bluegreen Communities of Georgia making payment over a four-year period (as described below), and the plaintiffs agreed to dismiss the lawsuit, release the defendants from any other obligations relating to the matter, and convey the bulk cable system to the community association for use by its residents. Under the terms of the settlement agreement the community association made a payment to the plaintiffs of $250,000 and Bluegreen Communities of Georgia has agreed to make three annual payments to the plaintiffs of $150,000 each and a payment of $125,000 during the fourth year. Bluegreen Corporation has guaranteed Bluegreen Communities of Georgia’s obligations under the settlement agreement. Bluegreen Communities of Georgia has made the payment owed by it under the settlement agreement for the first year of the four-year payment period.

Bluegreen Southwest One, LP Lawsuit

On September 18, 2011, in Case No. T-7663A, styled The County of Comal, Texas vs. Bluegreen Southwest One, LP et al, in the District Court of the 22nd Judicial District, Comal County, Texas, The County of Comal, Texas, collecting property taxes for itself and for various local taxing districts, brought suit for the collection of delinquent taxes alleged to be due, including interest, penalties and costs totaling approximately $0.9 million. On September 28, 2011, Southwest answered the complaint and alleged it was entitled to an abatement of the proceeding because it has filed administrative protests with the Comal County Appraisal Review Board. On March 12, 2012, Bluegreen learned that Comal County filed a motion to dismiss the lawsuit without prejudice, and the Comal County Tax Collector’s Office issued revised tax certificates indicating that no past due taxes were due on the properties in question. As of the filing date of this report, Comal County has not indicated whether it intends to re-institute a claim for rollback taxes.

See also the description of the proposed BFC and Bluegreen merger litigation described above.

BFC Financial Corporation

Notes to Consolidated Financial Statements

BankAtlantic Bancorp

In the normal course of business, BankAtlantic Bancorp and its subsidiaries is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and to issue standby and documentary letters of credit and involve, to varying degrees, elements of credit risk. BankAtlantic’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. BankAtlantic uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments with off-balance sheet risk were (in thousands):

	As of December 31,
	2011	2010
Commitments to sell fixed rate residential loans	$14,882	14,408
Commitments to originate loans held for sale	14,089	12,571
Commitments to originate loans held to maturity	10,383	10,693
Commitments to purchase residential loans	—	2,590
Commitments to extend credit, including the undisbursed portion of loans in process	328,872	357,730
Standby letters of credit	6,269	9,804
Commercial lines of credit	51,990	77,144

Commitments to extend credit are agreements to lend funds to a customer subject to conditions established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements at December 31, 2011. BankAtlantic has $24.5 million of commitments to extend credit at a fixed interest rate and $328.9 million of commitments to extend credit at a variable rate. BankAtlantic evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by BankAtlantic in connection with an extension of credit is based on management’s credit evaluation of the counter-party.

Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. BankAtlantic standby letters of credit are generally issued to customers in the construction industry guaranteeing project performance. These types of standby letters of credit had a maximum exposure of $5.4 million at December 31, 2011. BankAtlantic also issues standby letters of credit to commercial lending customers guaranteeing the payment of goods and services. These types of standby letters of credit had a maximum exposure of $0.8 million at December 31, 2011. Those guarantees are primarily issued to support public and private borrowing arrangements and generally have maturities of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. BankAtlantic may hold certificates of deposit and residential and commercial property liens as collateral for such commitments which are collateralized similar to other types of borrowings.

BankAtlantic is required to maintain reserve balances with the Federal Reserve Bank. Such reserves consisted of cash and amounts due from banks of $19.3 million and $29.4 million at December 31, 2011 and 2010, respectively.

As a member of the FHLB system, BankAtlantic is required to purchase and hold stock in the FHLB of Atlanta. As of December 31, 2011 BankAtlantic was in compliance with this requirement, with an investment of approximately $18.3 million in stock of the FHLB of Atlanta.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Pursuant to the Ryan Beck sale agreement, BankAtlantic Bancorp agreed to indemnify Stifel and its affiliates against any claims of any third party losses attributable to disclosed or undisclosed liabilities that arose out of the conduct or activities of Ryan Beck prior to the Stifel acquisition of Ryan Beck. The indemnification of the third party losses is limited to those losses which individually exceed $100,000, and in the aggregate exceed $3 million with a $20 million limitation on the indemnity. The indemnified losses include federal taxes and litigation claims. The indemnification period for litigation claims asserted ended on August 31, 2009. Included in the Company’s consolidated statement of operations in discontinued operations during each of the years in the two years ended December 31, 2010 was $0.5 million in indemnification costs.

BankAtlantic has terminated various operating leases originally executed for store expansion or back-office facilities. In certain lease terminations, the landlord consents to the assignment of the lease to a third party; however, BankAtlantic remains secondarily liable for the lease obligation. As of December 31, 2011, BankAtlantic was secondarily liable for $8.8 million of lease payments associated with lease assignments. BankAtlantic uses the same credit policies in assigning these leases to third parties as it does in originating loans. BankAtlantic recognizes a lease guarantee obligation upon the execution of lease assignments and included in other liabilities at December 31, 2011 was $0.2 million of unamortized lease guarantee obligations.

The FDIC is authorized to raise deposit assessment rates in certain circumstances, which would affect savings institutions in all risk categories. The FDIC has exercised this authority several times in the past and could raise rates in the future. In April 2009, the FDIC raised its assessment rates based on the risk rating of each financial institution and in June 2009 the FDIC imposed a 5 basis point special assessment. In September 2009, the FDIC required financial institutions to prepay, on December 31, 2009, their estimated FDIC insurance assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. Included in the Company’s statement of operations for the year ended December 31, 2009 was a $2.4 million FDIC special assessment and FDIC insurance assessments of $9.6 million, $10.1 million and $8.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Included in the Company’s statement of financial condition as of December 31, 2011 were prepaid FDIC assessments of $12.7 million. Continued increases in deposit insurance premiums would have an adverse effect on our results of operations.

BankAtlantic Bancorp and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending and tax certificates. Although BankAtlantic Bancorp believes it has meritorious defenses in all current legal actions, the outcome of litigation and regulatory matters and timing of ultimate resolution are inherently difficult to predict and uncertain.

Reserves are accrued for matters in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. These accrual amounts as of December 31, 2011 and 2010 are not material to the Company’s financial statements. The actual costs of resolving these legal claims may be substantially higher or lower than the amounts accrued for these claims.

A range of reasonably possible losses is estimated for matters in which it is reasonably possible that a loss has been incurred or that a loss is probable but not reasonably estimated. Management of BankAtlantic Bancorp currently estimates the aggregate range of reasonably possible losses as $0.8 million to $1.9 million in excess of the accrued liability relating to these legal matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2011. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Those matters for which a reasonable estimate is not possible are not included within this estimated range and, therefore, this estimated range does not represent BankAtlantic Bancorp’s maximum loss exposure.

BFC Financial Corporation

Notes to Consolidated Financial Statements

In certain matters BankAtlantic Bancorp is unable to estimate the loss or reasonable range of loss until additional developments in the case provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters the claims are broad and the plaintiffs’ have not quantified or factually supported the claim.

BankAtlantic Bancorp believes that liabilities arising from litigation and regulatory matters, discussed below, in excess of the amounts currently accrued, if any, will not have a material impact to the financial statements. However, due to the significant uncertainties involved in these legal matters, BankAtlantic Bancorp may incur losses in excess of accrued amounts and an adverse outcome in these matters could be material to BankAtlantic Bancorp’s financial statements.

The following is a description of BankAtlantic Bancorp’s ongoing litigation and regulatory matters.

Class action securities litigation

In October 2007, BankAtlantic Bancorp and current or former officers of BankAtlantic Bancorp were named in a lawsuit which alleged that during the period of November 9, 2005 through October 25, 2007, BankAtlantic Bancorp and the named officers knowingly and/or recklessly made misrepresentations of material fact regarding BankAtlantic and specifically BankAtlantic’s loan portfolio and allowance for loan losses. The Complaint asserted claims for violations of the Securities Exchange Act of 1934 and Rule 10b-5 and sought unspecified damages. On November 18, 2010, a jury returned a verdict awarding $2.41 per share to shareholders who purchased shares of BankAtlantic Bancorp’s Class A Common Stock during the period of April 26, 2007 to October 26, 2007 who retained those shares until the end of the period. The jury rejected the plaintiffs’ claim for the six month period from October 19, 2006 to April 25, 2007. Prior to the beginning of the trial, the plaintiffs abandoned any claim for any prior period. On April 25, 2011, the Court granted defendants’ post-trial motion for judgment as a matter of law and vacated the jury verdict, resulting in a judgment in favor of all defendants on all claims. The plaintiffs have appealed the Court’s order setting aside the jury verdict with respect to certain of the defendants.

In July 2008, BankAtlantic Bancorp, certain officers and Directors were named in a lawsuit which alleged that the individual defendants breached their fiduciary duties by engaging in certain lending practices with respect to BankAtlantic Bancorp’s Commercial Real Estate Loan Portfolio. The Complaint further alleged that BankAtlantic Bancorp’s public filings and statements did not fully disclose the risks associated with the Commercial Real Estate Loan Portfolio and sought damages on behalf of BankAtlantic Bancorp. In July 2011, the case was dismissed and the parties exchanged mutual releases and neither the individual defendants nor BankAtlantic Bancorp made any monetary payments in connection with the dismissal.

Class Action Overdraft Processing Litigation

In November 2010, the two pending class action complaints against BankAtlantic associated with overdraft fees were consolidated. The Complaint, which asserts claims for breach of contract and breach of the duty of good faith and fair dealing, alleges that BankAtlantic improperly re-sequenced debit card transactions from largest to smallest, improperly assessed overdraft fees on positive balances, and improperly imposed sustained overdraft fees on customers. BankAtlantic has filed a motion to dismiss which is pending with the Court.

Litigation regarding BankAtlantic Stock Purchase Agreement with BB&T

In November 2011, holders of BankAtlantic Bancorp Parent Company’s trust preferred securities sued BankAtlantic Bancorp Parent Company alleging that the proposed sale of BankAtlantic to BB&T contemplated

BFC Financial Corporation

Notes to Consolidated Financial Statements

by the Agreement between the companies violated provisions contained in the indentures. On February 27, 2012, the Delaware Chancery Court found that the proposed transaction with BB&T, where BankAtlantic Bancorp Parent Company would retain the trust preferred securities and BB&T would purchase all of the shares of BankAtlantic minus certain assets to be retained by BankAtlantic Bancorp Parent Company, violated the successor obligor provisions in the indentures underlying the trust preferred securities. The court permanently enjoined BankAtlantic Bancorp from proceeding with the sale of the stock of BankAtlantic to BB&T on the terms contemplated by the Agreement dated November 1, 2011. Wilmington Trust Company and Wells Fargo, N.A. filed an action with the Delaware Chancery Court for reimbursement of the attorneys’ fees and expenses that they incurred in litigating the action. In March 2012, BankAtlantic Bancorp Parent Company and BB&T amended the Agreement to require BB&T to assume BankAtlantic Bancorp Parent Company’s trust preferred securities obligation upon the closing of the transaction, meeting the terms of the successor obligor provisions of the indentures. See Note 1 for a further explanation of the terms and conditions of the Agreement.

Office of Thrift Supervision Overdraft Processing Examination

As previously disclosed, the Office of Thrift Supervision advised BankAtlantic that it had determined that BankAtlantic had engaged in deceptive and unfair practices in violation of Section 5 of the Federal Trade Commission Act relating to certain of BankAtlantic’s deposit-related products. BankAtlantic filed an appeal of the OTS position. As a result of the integration of the OTS and the OCC, the appeal was reviewed by the OCC and on February 27, 2012 the OCC concurred with the OTS determination that certain of BankAtlantic’s practices were deceptive in violation of Section 5 of the FTC Act, but found that those practices were not unfair under Section 5. Based on such findings, management does not believe any monetary fines or restitution will be imposed.

Securities and Exchange Commission Complaint

On January 18, 2012, the SEC brought an action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and Alan B. Levan, BankAtlantic Bancorp’s Chairman and Chief Executive Officer, alleging that they violated securities laws by not timely disclosing known adverse trends in BankAtlantic Bancorp’s commercial real estate loans, selectively disclosing problem loans and engaging in improper accounting treatment of certain specific loans which may have resulted in a material understatement of its net loss in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2007. Further, the complaint alleges that Mr. Alan B. Levan intentionally misled investors in related earnings calls. The SEC is seeking a finding by the court of violations of securities laws, a permanent injunction barring future violations, civil money penalties and, in the case of Mr. Alan B. Levan, an order barring him from serving as an officer or director of a public company. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

24.	Stock Option Plans

BFC

BFC has a share based compensation plan (the “2005 Stock Incentive Plan”) under which restricted stock, incentive stock options and non-qualifying stock options are awarded. On May 19, 2009, the shareholders of BFC approved an amendment to the Company’s 2005 Stock Incentive Plan to, among other things, increase the maximum number of shares of the Company’s Class A Common Stock available for grant under the 2005 Stock Incentive Plan from 3,000,000 shares to 6,000,000 shares. BFC may grant incentive stock options only to its employees. BFC may grant non-qualified stock options and restricted stock awards to its directors, independent contractors and agents as well as employees.

BFC Financial Corporation

Notes to Consolidated Financial Statements

BFC also had a stock-based compensation plan (“1993 Plan”) which expired in 2004. No future grants can be made under the 1993 Plan; however, any previously issued options granted under that plan remain effective until either they expire, are forfeited, or are exercised. BFC’s 1993 Plan provided for the grant of both incentive and non-qualifying stock options to purchase shares of BFC’s Class B Common Stock. The maximum term of stock options granted under the 1993 Plan was ten years.

On September 21, 2009, options to purchase an aggregate of approximately 1.8 million shares of common stock, which were previously granted to and held by BFC’s directors and employees, were re-priced to a new exercise price equal to the closing price of the Company’s Class A Common Stock as quoted on the Pink Sheets Electronic Quotation Service on September 21, 2009. The re-pricing did not impact any of the other terms, including the vesting schedules or expiration dates, of the previously granted stock options. The incremental compensation cost of the re-priced vested options was approximately $157,000 which was recognized in September 2009. The remaining incremental cost for the re-priced options that were unvested at the re-pricing date was approximately $125,000, of which approximately $32,000 and $85,000 was recognized in 2011 and 2010, respectively, and $8,000 will be recognized in 2012.

Additionally, on September 21, 2009, following the Woodbridge merger, new options to purchase an aggregate of 753,254 shares of our Class A Common Stock at an exercise price of $0.41 per share, the closing price of a share of the stock on the grant date, were granted principally to Woodbridge’s directors, executive officers and employees. The weighted average estimated fair value of the options granted on September 21, 2009 was approximately $0.22 per share, and the resulting compensation cost of approximately $166,000 is being recognized over the requisite service period of four years. The options expire in five years and vest in four equal annual installments, with the first two installments having vested on September 21, 2010 and 2011.

Assumptions used in estimating the fair value of employee options granted were formulated in accordance with FASB guidance under stock compensation and applicable guidance provided by the Securities and Exchange Commission. As part of this assessment, management determined that volatility should be based on the Company’s Class A Common Stock and derived from historical price volatility over the estimated life of the stock options granted. The expected term of an option is an estimate as to how long the option will remain outstanding based upon management’s expectation of employee exercise and post-vesting forfeiture behavior. Because there were no recognizable patterns, the simplified guidance was used to determine the estimated term of options based on the midpoint of the vesting term and the contractual term. The estimate of a risk-free interest rate is based on the U.S. Treasury implied yield curve in effect at the time of grant with a remaining term equal to the expected term. BFC has never paid cash dividends and does not currently intend to pay cash dividends on its common stock. Therefore, a 0% dividend yield was assumed. Share-based compensation costs are recognized based on the grant date fair value. The grant date fair value for stock options is calculated using the Black-Scholes option pricing model net of an estimated forfeiture rate and recognizes the compensation costs for those options expected to vest on a straight-line basis over the requisite service period of the award. BFC based its estimated forfeiture rate of its unvested options on its historical experience.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The option model used to calculate the fair value of the stock options which were re-priced and the stock options which were granted during 2009 was the Black-Scholes model. The table below presents the weighted average assumptions used to value such options. BFC did not grant any stock options during the years ended December 31, 2011 or 2010.

	Employees	Non-Employee Directors
	Weighted Average For the Year Ended December 31,	Weighted Average For the Year Ended December 31,
	2009	2009
Expected volatility	87.11%	81.83%
Expected dividends	—%	—%
Expected term (in years)	2.97	3.37
Average risk-free interest rate	1.50%	1.73%
Option value	$0.21	$0.22

The following table sets forth information on outstanding options:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2008	1,797,960	$4.57	6.35	$—
Exercised	—	0.00
Forfeited (a)	(1,777,729)	4.60
Expired	(20,231)	2.14
Granted (a)	2,530,983	0.41

Outstanding at December 31, 2009	2,530,983	$0.41	5.19	$—
Exercised	(5,500)	0.41		4
Forfeited	(13,017)	0.41
Expired	(20,290)	0.41
Granted	—	0.00

Outstanding at December 31, 2010	2,492,176	$0.41	4.24	$—
Exercised	—	0.00
Forfeited	(34,620)	0.41
Expired	(159,698)	0.41
Granted	—	0.00

Outstanding at December 31, 2011	2,297,858	$0.41	3.54	$—

Exercisable at December 31, 2011	1,755,064	$0.41	3.41	$—

Available for grant at December 31, 2011	2,470,696

(a)	The options which were re-priced during September 2009 were treated under GAAP as having been forfeited and replaced with new grants. Accordingly, the options which were re-priced are included as “Forfeited” options in the table while the “replacement” options are included as “Granted” options in the table.

The weighted average grant date fair value of options granted during 2009, including the “replacement” options deemed granted in connection with the September 2009 re-pricing, was $0.22. Total unearned

BFC Financial Corporation

Notes to Consolidated Financial Statements

compensation cost related to BFC’s unvested stock options was $80,000 at December 31, 2011. The cost is expected to be recognized during 2012. At December 31, 2011, the unearned compensation cost associated with the cancellation of outstanding Woodbridge stock options in connection with the Woodbridge merger was $63,000 and will be recognized during 2012.

During the year ended December 31, 2010, BFC received net proceeds of approximately $2,200 upon the exercise of stock options. The total intrinsic value of options exercised during the year ended December 31, 2010 was $4,000. There were no option exercises during the years ended December 31, 2011 or 2009.

The following is a summary of BFC’s restricted stock activity:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2008	50,200	$1.26
Granted	—
Vested	(50,200)	0.22
Forfeited	—	—

Outstanding at December 31, 2009	—	$—
Granted	—	—
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2010	—	$—
Granted	1,753,475	0.36
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2011	1,753,475	$0.36

On September 16, 2011, BFC’s Compensation Committee approved the granting to certain of its and its subsidiaries’ officers an aggregate of 1,753,475 shares of restricted Class A Common Stock. The restricted shares were issued on October 7, 2011. These restricted stock awards were granted under BFC’s 2005 Stock Incentive Plan and will vest in one lump sum on September 16, 2015. The fair value of the 1,753,475 shares of restricted stock on the date of grant was approximately $631,251, or $0.36 per share, and the cost is being recognized over the four-year service period from September 2011 through September 2015.

BFC recognized restricted stock compensation cost of approximately $46,000, $0, and $42,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

Woodbridge Restricted Stock and Stock Option Plan Prior to the Merger

Prior to its merger with BFC, Woodbridge had in place a stock compensation plan. The maximum term of options granted under the plan was 10 years. The vesting period for each grant was established by the Compensation Committee of Woodbridge’s Board of Directors. The vesting period for employees was generally five years utilizing cliff vesting. All options granted to directors vested immediately. Option awards issued became exercisable based solely on fulfilling a service condition. As of the date of the merger, no stock options granted under the plan had expired.

Under the terms of the merger agreement, all options to purchase shares of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger were canceled and the holders did not receive any

BFC Financial Corporation

Notes to Consolidated Financial Statements

consideration as a result of the cancellation. Restricted shares of Woodbridge’s Class A Common Stock were converted to restricted shares of BFC’s Class A Common Stock at the merger exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock. Some of the directors, executive officers and employees of Woodbridge were also granted BFC stock options following the merger, as described above.

The following table sets forth information regarding stock option activity under Woodbridge’s stock compensation plan prior to the merger:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (thousands)
Options outstanding at December 31, 2008	318,471	$78.89	7.19 years	—
Granted	—	—		—
Exercised	—	—		—
Cancelled	318,471	$78.89		—

Options outstanding at December 31, 2009	—	$—	—	$—

Options exercisable at December 31, 2009	—	$—	—	$—

Stock options available for equity compensation grants at December 31, 2009	—

Non-cash stock compensation expense for 2009 related to Woodbridge’s unvested stock options was $991,000, including $1.5 million of stock option compensation amortization, offset in part by $458,000 of a reversal of stock compensation previously expensed related to forfeited options. Non-cash stock compensation expense for 2009 related to Woodbridge’s restricted stock awards was $88,000.

Bluegreen

Under Bluegreen’s 2008 Stock Incentive Plan (the “Bluegreen 2008 Plan”), options and shares of restricted stock can be granted with various vesting periods. The options granted to date generally expire ten years from the date of grant, subject to alternative expiration dates under certain circumstances for non-employee director grants. Bluegreen’s options were granted at exercise prices that either equaled or exceeded the quoted market price of its common stock on the date of grants.

Options and restricted stock granted to employees generally vest 100% on the five-year anniversary of the date of grant. Options granted to non-employee directors generally vest immediately upon grant, while restricted stock granted to non-employee directors generally vests pro-rata on a monthly basis over a one year period from the date of grant. Certain restricted stock granted during 2008 to Bluegreen’s Chairman and Vice Chairman are scheduled to vest on the five-year anniversary of the date of grant, subject to accelerated vesting pursuant to change in control provisions included in the terms of the award agreements. The proposed merger with BFC, if consummated, will not trigger the accelerated vesting of these restricted stock awards.

During the year ended December 31, 2009, Bluegreen granted to non-employee directors 119,459 stock options having an aggregate grant date fair value of $0.2 million and 92,728 shares of restricted stock having a grant date fair value of $0.3 million. There were no grants of stock-based awards during 2010 or 2011.

During October 2011, the Compensation Committee of Bluegreen’s Board of Directors accelerated the vesting of options previously granted to certain of its employees under the Bluegreen 2008 Plan to purchase an

BFC Financial Corporation

Notes to Consolidated Financial Statements

aggregate of 695,000 shares of its common stock at an exercise price of $7.50 per share. As a result of this acceleration, all such stock options fully vested on October 26, 2011. As a result of this modification, all of the $0.7 million of remaining unrecognized compensation related to these options was recognized in 2011.

In addition, during November 2011, stock option agreement amendments were entered into with respect to options previously granted to certain individuals under the Bluegreen 2008 Plan and Bluegreen’s 2005 Stock Incentive Plan (the “Bluegreen 2005 Plan”). Under the terms of the amendments, the affected options held by these individuals which in the aggregate entitled them to purchase 1,130,000 shares of Bluegreen’s common stock (including the aforementioned fully vested options to acquire 695,000 shares) and were initially scheduled to expire in 2015, or for certain of the options, 2016, expired on November 25, 2011.

In November 2011, Bluegreen also entered into agreements with certain individuals holding unvested restricted shares of its common stock previously granted to them under the Bluegreen 2005 Plan and the Bluegreen 2008 Plan. Under the terms of the agreements, an aggregate of 1,077,112 unvested restricted shares of Bluegreen’s common stock were relinquished by these individuals and canceled in exchange for an aggregate cash payment of $1.5 million, to be made to the individuals in two equal installments. The first installment owed to the individuals was paid in December 2011, with the remainder due by December 31, 2012, subject to continued employment with Bluegreen (except in the case of the individual’s death or disability). This transaction was accounted for as a modification under the provisions of the accounting guidance for stock compensation and the modified award is considered a liability. As the cash payment provided for in connection with the liability was less than the fair value of the original awards immediately prior to the modification, the total compensation expense recognized in connection with the awards was based on the original grant date fair values and will be recognized ratably through the end of the service period of the liability awards (December 31, 2012).

Total stock-based compensation expense, including amounts payable under the liability awards for non-employee directors and employees during the years ended December 31, 2011 and 2010, $3.8 million and $2.6 million, respectively. The following table represents certain information related to Bluegreen’s unrecognized compensation for its stock-based awards as of December 31, 2011:

As of December 31, 2011	Weighted Average Remaining Recognition Period	Unrecognized Compensation
	(in years)	(000’s)
Stock Option Awards	1.1	$267
Restricted Stock Awards	1.0	$2,495	(1)

(1)	Includes unrecognized compensation related to restricted shares that were modified to liability awards, as such expense will continue to be recognized over the remaining service period of the liability award. See discussion above for further information.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Changes in Bluegreen’s outstanding stock option plans during 2011 and 2010 are presented below:

	Outstanding Options	Weighted Average Exercise Price Per Share	Number of Shares Exercisable	Aggregate Intrinsic Value
	(In 000’s)		(In 000’s)
Balance at December 31, 2009	2,795	$9.64	956	$7,250
Granted	—	$—
Forfeited	(78)	$12.88
Expired	—	$—
Exercised	—	$—

Balance at December 31, 2010	2,717	$9.53	1,310	$91,356
Granted	—	$—
Forfeited	—	$—
Expired (1)	(1,145)	$10.63
Exercised	(67)	$2.52

Balance at December 31, 2011	1,505	$9.03	1,163	$5,546

(1)	Includes the 1,130,000 options which expired on November 25, 2011 pursuant to the stock option agreement amendments described above.

During the years ended December 31, 2011 and 2010, the grant-date fair value of stock options that vested was approximately, $4.7 million and $4.0 million, respectively. The aggregate intrinsic value of Bluegreen stock options outstanding and exercisable was less than $0.1 million as of December 31, 2011 and 2010. No stock options were exercised during 2010. The total intrinsic value of Bluegreen’s stock options exercised during 2011 was $0.1 million.

A summary of the status of Bluegreen’s unvested restricted stock awards and activity during the years 2011 and 2010 are as follows (in thousands, except per option data):

Non-vested Restricted Shares	Number of Shares	Weighted-Average Grant- Date Fair Value per Share
	(In 000’s)
Unvested at December 31, 2009	1,426	$7.94
Granted	—	—
Vested	(54)	2.75
Forfeited	(45)	8.28

Unvested at December 31, 2010	1,327	$8.14
Granted	—	—
Vested	—	—
Forfeited	—	—
Cancelled in connection with modification to a liability award (1)	(1,077)	8.07

Unvested at December 31, 2011.	250	$8.47

(1)	See discussions regarding the November 2011 agreements related to the cancellation of these restricted stock awards above.

BFC Financial Corporation

Notes to Consolidated Financial Statements

BankAtlantic Bancorp

	Stock Option Plans
	Maximum Term	Shares Authorized (3)	Class of Stock	Vesting Requirements	Type of Options (2)
		(As Adjusted)
2001 Amended and Restated Stock Option Plan (3)	10 years	156,756	Class A	(1)	ISO, NQ
2005 Restricted Stock and Option Plan (“BankAtlantic Bancorp Plan”) (4)	10 years	1,875,000	Class A	(1)	ISO, NQ

(1)	Vesting is established by the BankAtlantic Bancorp Compensation Committee in connection with each grant of options or restricted stock. All BankAtlantic Bancorp directors’ stock options vest immediately.
(2)	ISO - Incentive Stock Option

NQ - Non-qualifying Stock Option

(3)	In 2005, all shares remaining available for grant under the 2001 stock option plan were canceled.
(4)	The BankAtlantic Bancorp Plan provides that up to 1,875,000 shares of BankAtlantic Bancorp Class A common stock may be issued for restricted stock awards and upon the exercise of options granted under the Plan. The BankAtlantic Bancorp Plan was amended in May 2009 to increase the allowable shares issuable from 240,000 to 1,875,000.

BankAtlantic Bancorp recognizes stock based compensation costs based on the grant date fair value. The grant date fair value for stock options is calculated using the Black-Scholes option pricing model incorporating an estimated forfeiture rate and recognizes the compensation costs for those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of five years.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following is a summary of BankAtlantic Bancorp’s Class A common stock option activity:

	Class A Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2008	179,122	$265.45	5.8
Exercised	—	—
Forfeited	(7,667)	362.80
Expired	(15,412)	140.50
Granted	—	—

Outstanding at December 31, 2009	156,043	273.05	5.2
Exercised	—	—
Forfeited	(31,238)	306.70
Expired	(8,457)	212.15
Granted	—	—

Outstanding at December 31, 2010	116,348	268.45	3.7
Exercised	—	—
Forfeited	(6,751)	282.05
Expired	(17,367)	254.32
Granted	—	—

Outstanding at December 31, 2011	92,230	$277.25	3.1	$—

Exercisable at December 31, 2011	84,948	$280.91	2.9	$—

Available for grant at December 31, 2011	1,526,950

There were no options granted or exercised during each of the years in the three year period ended December 31, 2011.

Total unearned compensation cost related to the BankAtlantic Bancorp’s non-vested Class A common stock options was $0.1 million at December 31, 2011. The cost is expected to be recognized over a weighted average period of 0.5 years.

Included in the Company’s statement of operations in Financial Services compensation expense was $1.1 million, $1.4 million and $2.4 million of BankAtlantic Bancorp share-based compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively. There was no recognized tax benefit associated with the compensation expense for the years ended December 31, 2011, 2010 and 2009 as it was not more likely than not that BankAtlantic Bancorp would realize the tax benefits associated with the share based compensation expense.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following is a summary of BankAtlantic Bancorp’s non-vested restricted Class A common share activity:

	Class A Non-vested Restricted Stock	Weighted Average Grant date Fair Value Per Share
Outstanding at December 31, 2008	5,170	$192.35
Vested	(1,210)	132.80
Forfeited	—	—
Granted	—	—

Outstanding at December 31, 2009	3,960	210.55
Vested	(1,980)	192.60
Forfeited	(23,200)	9.10
Granted	335,000	6.20

Outstanding at December 31, 2010	313,780	7.40
Vested	(87,130)	8.68
Forfeited	(14,750)	6.20
Granted	—	—

Outstanding at December 31, 2011	211,900	$6.96

In February 2010, the Board of Directors of BankAtlantic Bancorp granted to employees 320,000 restricted shares of Class A Common Stock awards (“RSA”) under the BankAtlantic Bancorp, Inc. 2005 Restricted Stock and Option Plan. The Board of Directors also granted 15,000 RSAs to employees of BFC that perform services for BankAtlantic Bancorp. The grant date fair value was calculated based on the closing price of BankAtlantic Bancorp’s Class A Common Stock on the grant date. The RSAs vest pro-rata over four years and had a fair value of $6.20 per share at the grant date.

As of December 31, 2011, the total unrecognized compensation cost related to BankAtlantic Bancorp non-vested restricted stock compensation was approximately $1.0 million. The cost is expected to be recognized over a weighted-average period of approximately 2 years. The fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $446,000, $15,000, and $19,000, respectively.

25.	Employee Benefit Plans and Incentive Compensation Program

BFC and Woodbridge

Defined Contribution 401(k) Plan

During 2006, the BFC 401(k) Plan was merged into the BankAtlantic Security Plus 401(k) Plan, which is an Internal Revenue Code Section 401(k) Retirement Savings Plan. Employees who have completed 90 days of service and have reached the age of 18 are eligible to participate in the 401(k) plan. Prior to April 1, 2009, when the employer match feature of the 401(k) plan was discontinued, the employer matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. For the year ended December 31, 2009, BFC’s contributions amounted to $49,000. During the first quarter of 2010, Woodbridge’s 401(k) Plan merged into the BankAtlantic Security Plus 401(k) Plan. During the year ended 2009, Woodbridge’s contributions to its 401(k) plan amounted to $163,000.

BFC Financial Corporation

Notes to Consolidated Financial Statements

BFC Deferred Retirement Agreement

On September 13, 2005, the Company entered into an agreement with Glen R. Gilbert, the Company’s former Chief Financial Officer, pursuant to which the Company agreed to pay him a monthly retirement benefit of $5,449 beginning January 1, 2010. During the third quarter of 2005, BFC recorded the present value of the retirement benefit payment, as actuarially determined, in the amount of $482,444, payable as a life annuity with 120 payments at 6.5% interest. The interest on the retirement benefit is recognized monthly as compensation expense. At December 31, 2011 and 2010, the deferred retirement obligation balance was approximately $584,000 and $611,000, respectively, which represents the present value of accumulated benefit obligation and is included in other liabilities in the Company’s consolidated statements of financial condition. The compensation expense for the years ended December 31, 2011, 2010 and 2009 was approximately $39,000, $41,000 and $37,000, respectively.

Incentive Compensation Program

On September 29, 2008, Woodbridge’s Board of Directors approved the terms of an incentive program for certain employees, including certain executive officers, pursuant to which a portion of their compensation may be based on the cash returns realized on investments held by individual limited partnerships or other legal entities. Certain of the participants in this incentive program are also employees and executive officers of BFC. This incentive program qualifies as a liability-based plan and, accordingly, the components of the program are required to be evaluated in order to determine the estimated fair value of the liability, if any, to be recorded. Based on the evaluation performed at December 31, 2011 and 2010, it was determined that the liability for compensation under the executive compensation program as of December 31, 2011 and 2010 was not material.

Bluegreen

Bluegreen’s Employee Retirement Plan is an Internal Revenue Code section 401(k) Retirement Savings Plan (the “Bluegreen Plan”). Historically, all U.S.-based employees at least 21 years of age with at least one year of employment with Bluegreen were eligible to participate in the Bluegreen Plan. During January 2012, the Bluegreen Plan was amended to decrease the length of employment eligibility requirement to three months. The Bluegreen Plan provides for an annual employer discretionary matching contribution. During the year ended December 31, 2011, 2010 and for the Bluegreen Interim Period, Bluegreen did not make any contributions to the Bluegreen Plan.

BankAtlantic Bancorp

Defined Benefit Pension Plan:

At December 31, 1998, BankAtlantic froze its defined benefit pension plan (the “Plan”). All participants in the Plan ceased accruing service benefits beyond that date and became vested.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following tables set forth the Plan’s change in benefit obligation and change in plan assets (in thousands):

	As of December 31,
	2011	2010
Change in benefit obligation
Benefit obligation at the beginning of the year	$33,975	31,375
Interest cost	1,828	1,838
Actuarial loss	6,055	1,956
Benefits paid	(1,284)	(1,194)

Projected benefit obligation at end of year	40,574	33,975

Change in plan assets
Fair value of Plan assets at the beginning of year	24,270	21,946
Actual return on Plan assets	196	2,737
Employer contribution	8,855	781
Benefits paid	(1,284)	(1,194)

Fair value of Plan assets as of actuarial date	32,037	24,270

Funded status at end of year	$(8,537)	(9,705)

Included in the Company’s statement of financial condition in other liabilities as of December 31, 2011 and 2010 was $8.5 million and $9.7 million, respectively, representing the under-funded pension plan amount.

Amounts recognized in accumulated other comprehensive income consisted of (in thousands):

	As of December 31,
	2011	2010	2009
Net comprehensive loss	$22,428	15,852	13,929

The change in net comprehensive loss was as follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Change in comprehensive loss	$6,576	1,923	(5,761)

Components of net periodic pension expense are as follows (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Interest cost on projected benefit obligation	$1,828	1,838	1,832
Expected return on plan assets	(2,000)	(1,804)	(1,475)
Amortization of unrecognized net gains and losses	1,283	1,322	1,648

Net periodic pension expense	$1,111	1,356	2,005

BFC Financial Corporation

Notes to Consolidated Financial Statements

The actuarial assumptions used in accounting for the Plan were:

	For the Years Ended December 31,
	2011	2010	2009
Weighted average discount rate used to determine benefit obligation	4.25%	5.50%	6.00
Weighted average discount rate used to to determine net periodic benefit cost	5.50%	5.50%	6.00
Rate of increase in future compensation levels	N/A	N/A	N/A
Expected long-term rate of return	8.50%	8.50%	8.50

Actuarial estimates and assumptions are based on various market factors and are evaluated on an annual basis, and changes in such assumptions may impact future pension costs. The discount rate assumption is based on rates of high quality corporate bonds. The expected long-term rate of return was estimated using historical long-term returns based on the expected asset allocations. Current participant data was used for the actuarial assumptions for each of the three years ended December 31, 2011. BankAtlantic Bancorp contributed $8.9 million and $0.8 million to the BankAtlantic Plan during the year ended December 31, 2011 and 2010, respectively. BankAtlantic Bancorp did not make any contributions to the BankAtlantic Plan during the year ended December 31, 2009. It is anticipated that BankAtlantic Bancorp will be required to contribute $0.7 million to the BankAtlantic Plan for the year ended December 31, 2012.

The Plan’s investment policies and strategies are to invest in mutual funds that are rated with at least a 3-star rating awarded by Morningstar at the initial purchase. If a fund’s Morningstar rating falls below a 3-star rating after an initial purchase, it is monitored to determine that its under-performance can be attributed to market conditions rather than fund management deficiencies. Fund manager changes or changes in fund objectives could be cause for replacement of any mutual fund. The Plan also maintains an aggressive growth investment category which includes investments in equity securities and mutual funds. Both public and private securities are eligible for this category of investment, but no more than 5% of total Plan assets at the time of the initial investment may be invested in any one company. Beyond the initial cost limitation (5% at time of purchase), there is no limitation as to the percentage that any one investment can represent if it is achieved through growth. As a means to reduce negative market volatility and concentration, the Plan has a strategy of selling call options against certain stock positions within the portfolio when considered timely. At December 31, 2011, 1.2% of the Plan’s assets were invested in the aggressive growth category.

The Plan’s targeted asset allocation was 77% equity securities, 20% debt securities and 3% cash during the year ended December 31, 2011. A rebalancing of the portfolio takes place on a quarterly basis when there has been a 5% or greater change from the prevailing benchmark allocation.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The fair values of the pension plan’s assets at December 31, 2011 by asset category are as follows (in thousands):

Asset Category	Quoted Prices In Active Markets for Identical Assets (Level 1)
Cash	$795
Mutual Funds: (1)
US Large Cap Growth	708
US Large Cap Value	11,413
US Large Cap Blend	2,731
US Mid-Cap Growth	642
US Mid-Cap Value	1,427
US Mid-Cap Blend	1,197
US Small Cap Blend	325
International Equity	4,440
Balanced	7,990
Common Stock (2)	369

Total pension assets	$32,037

(1)	The plan maintains diversified mutual funds in an attempt to diversify risks and reduce volatility while achieving the targeted asset mix.
(2)	This category invests in aggressive growth common stocks.

The pension assets were measured using the market valuation technique with level 1 input. Quoted market prices are available for identical securities for the mutual funds and common stock and all the pension assets trade in active markets.

The following benefit payments are expected to be paid (in thousands):

Expected Future Service	Pension Benefits
2012	$1,587
2013	1,641
2014	1,708
2015	1,866
2016	1,933
Years 2017-2021	10,583

BFC Financial Corporation

Notes to Consolidated Financial Statements

Defined Contribution 401(k) Plan:

The table below outlines the terms of the Security Plus 401(k) Plan and the associated employer costs (dollars in thousands):

	For the Years Ended December 31,
	2011		2010	2009
Employee salary contribution limit (1)		$16.5	16.5	16.5
Percentage of salary limitation	%	75	75	75
Total match contribution (2)		$—	—	771
Vesting of employer match		Immediate	Immediate	Immediate

(1)	For each of the years in the three year period ended December 31, 2011, employees over the age of 50 were entitled to contribute $22,000.
(2)	The employer matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company discontinued the employer match on April 1, 2009.

26.	Redeemable 5% Cumulative Preferred Stock

On June 7, 2004, the Company’s board of directors designated 15,000 shares of the Company’s preferred stock as 5% Cumulative Preferred Stock. On June 21, 2004, the Company sold all 15,000 shares of the 5% Cumulative Preferred Stock to an investor group in a private offering.

The Company’s 5% Cumulative Preferred Stock has a stated value of $1,000 per share. At December 31, 2011, the shares of 5% Cumulative Preferred Stock were redeemable at the option of the Company, from time to time, at redemption prices ranging from $1,020 per share for the twelve month period ending 2012 to $1,000 per share for the twelve month period ending April 29, 2016. In addition, following the effectiveness of the Second Amendment described below, to the extent the shares are not earlier redeemed pursuant to the optional redemption right, the Company will be required to redeem 5,000 shares of the 5% Cumulative Preferred Stock during each of the years ending December 31, 2016, 2017 and 2018 for an aggregate annual redemption price of $5.0 million, or $1,000 per share. The 5% Cumulative Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the applicable redemption price in a voluntary liquidation or winding up of the Company. Holders of the 5% Cumulative Preferred Stock have no voting rights, except as provided by Florida law, and are entitled to receive, when and as declared by the Company’s board of directors (and currently also upon the written non-objection from the Federal Reserve), cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance. From the second quarter of 2004 through the third quarter of 2011, the Company paid quarterly dividends on the 5% Cumulative Preferred Stock of $187,500. The Company’s Board of Directors declared the $187,500 dividend on the 5% Cumulative Preferred Stock, subject to the written non-objection of the Federal Reserve. However, BFC subsequently determined not to seek the Federal Reserve’s written non-objection to the dividend payment and, therefore, has not yet made the dividend payment. Unpaid dividends on BFC’s outstanding preferred stock will cumulate, and it is anticipated that payment of unpaid cumulative dividends will be made following BFC’s deregistration as a unitary savings and loan holding company. Deregistration is expected to occur in connection with the consummation of BankAtlantic Bancorp’s currently proposed sale of BankAtlantic to BB&T. Upon deregistration, dividend payments by BFC, including with respect to its outstanding preferred stock, will no longer require the prior written non-objection of the Federal Reserve. The $187,500 amount related to the fourth quarter dividend payment is included in other liabilities in the accompanying consolidated statement of financial condition as of December 31, 2011.

BFC Financial Corporation

Notes to Consolidated Financial Statements

On December 17, 2008, the Company amended certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Cumulative Preferred Stock (the “First Amendment”). The First Amendment eliminated the right of the holders of the 5% Cumulative Preferred Stock to convert their shares into shares of the Company’s Class A Common Stock. The First Amendment also required the Company to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds received in the event the Company sold any shares of Benihana’s stock that it owned.

In December 2008, based on an analysis of the 5% Cumulative Preferred Stock after giving effect to the First Amendment, the Company determined that the 5% Cumulative Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the effective date of the amendment of approximately $11.0 million into the mezzanine category. The remaining amount of approximately $4.0 million is in additional paid in capital in the Company’s consolidated statements of financial condition. The fair value of the 5% Cumulative Preferred Stock was calculated by using an income approach by discounting estimated cash flows at a market discount rate.

During March 2012, the Company entered into an agreement with the holders of the 5% Cumulative Preferred Stock which contemplates additional amendments to the relative rights, preferences and limitations of the 5% Cumulative Preferred Stock (the “Second Amendment”). The Second Amendment is expected to be effected by the filing of Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation, which is subject to the approval of the Company’s Board of Directors. As indicated above, following the effectiveness of the Second Amendment, the Company will be required to redeem, to the extent not earlier redeemed pursuant to the previously described optional redemption right, 5,000 shares of the 5% Cumulative Preferred Stock for an aggregate redemption price of $5.0 million ($1,000 per share) during each of the years ending December 31, 2016, 2017 and 2018. The Second Amendment is also expected to provide that, in the event of default on the Company’s obligations to make dividend payments or redeem the 5% Cumulative Preferred Stock in accordance with the mandatory redemption provision, the holders of the 5% Cumulative Preferred Stock will be entitled to receive from the Company shares of Bluegreen’s common stock having, in the aggregate, a fair market value equal to the amount of the dividend or redemption payment defaulted on, subject, in the case of a mandatory redemption payment default, to a maximum of 5,000,000 shares of Bluegreen’s common stock. In consideration therefor and as a result of BFC’s 2011 conversions of its shares of Benihana’s Series B Convertible Preferred Stock, it is contemplated that the Second Amendment will eliminate (i) the right of the holders of BFC’s 5% Cumulative Preferred Stock, in the event BFC defaulted on its dividend payment obligations with respect to its 5% Cumulative Preferred Stock, to receive directly from Benihana the payments due and (ii) the provision contained in the First Amendment which required BFC to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds it receives in the event it sells any of its shares of Benihana’s Common Stock.

Under applicable accounting guidance assuming the filing of the Second Amendment and as a result of mandatory redemption provision contained therein, the 5% Cumulative Preferred Stock will be classified as a liability at its estimated fair value beginning in the second quarter of 2012.

27.	Common Stock, Preferred Stock and Dividends

Common Stock

On September 21, 2009, BFC adopted a rights agreement (“Rights Agreement”) designed to preserve shareholder value and protect our ability to use available net operating loss (“NOLs”) carryforwards. The Rights Agreement provides a deterrent to shareholders from acquiring a 5% or greater ownership interest in BFC’s Class A Common Stock and Class B Common Stock without the prior approval of BFC’s Board of Directors. Shareholders of BFC at September 21, 2009 were not required to divest any shares. Our Board of Directors has

BFC Financial Corporation

Notes to Consolidated Financial Statements

exempted the proposed merger with Bluegreen from the operation of the Rights Agreement. The merger, if consummated, will likely result in a substantial limitation on BFC’s ability to utilize available net operating loss carryforwards in the future.

In connection with the consummation of BFC’s merger with Woodbridge on September 21, 2009, BFC’s Articles of Incorporation were amended to increase the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares. BFC also amended its Articles of Incorporation on September 21, 2009 to set forth the designation and number of preferred shares as well as the relative rights, preferences and limitations of the preferred shares which may be issued under the terms and conditions of the Rights Agreement.

On September 21, 2009, BFC’s Board of Directors approved a share repurchase program which authorizes the repurchase of up to 20,000,000 shares of Class A and Class B Common Stock at an aggregate cost of no more than $10 million. This program replaced the $10 million repurchase program that BFC’s Board of Directors approved in October 2006 which placed a limitation on the number of shares which could be repurchased under the program at 1,750,000 shares of Class A Common Stock. During the year ended December 31, 2008, BFC repurchased 100,000 shares of Class A Common Stock at an aggregate cost of $54,000 under the prior program. The current program, like the prior program, authorizes management, at its discretion, to repurchase shares from time to time subject to market conditions and other factors. No shares were repurchased during the years ended December 31, 2011, 2010 or 2009.

The Company’s Articles of Incorporation authorize the Company to issue both Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share. Holders of the Company’s Class A Common Stock are entitled to one vote for each share held, with all holders of Class A Common Stock possessing in the aggregate 22% of the total voting power. Holders of Class B Common Stock possess the remaining 78% of the total voting power. When the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, the Class A Common Stock’s aggregate voting power will increase to 40% and the Class B Common Stock will have the remaining 60%. When the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock’s aggregate voting power will increase to 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares or less, at which time the fixed voting percentages will be eliminated, and holders of Class A Common Stock and holders of Class B Common Stock would then each be entitled to one vote per share held. Each of the above share thresholds is expected to be ratably reduced in connection with the reverse stock split anticipated to be effected by BFC in the event its merger with Bluegreen is consummated. The reverse stock split will also ratably reduce the number of authorized shares of the Company’s Class A Common Stock and Class B Common Stock, and be effected under Florida law through an amendment to the Company’s Articles of Incorporation. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock.

Preferred Stock

The Company’s authorized capital stock includes 10 million shares of preferred stock, par value of $.01 per share. See Note 26 for further information.

Bylaw Amendments

On February 11, 2008, our Board of Directors amended our Bylaws to include advance notice procedures requiring, among other things, that a shareholder wishing to properly bring business before an annual meeting of

BFC Financial Corporation

Notes to Consolidated Financial Statements

the Company’s shareholders or nominate a candidate to serve on the Board of Directors of the Company must deliver written notice of such business or nomination to the Company’s Secretary (i) not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting of the Company’s shareholders or (ii) in the event that the annual meeting of the Company’s shareholders is called for a date that is not within 30 days before or after the anniversary date of the preceding year’s annual meeting of the Company’s shareholders, not later than the close of business on the tenth day after the earlier of notice of the date of the annual meeting of shareholders is mailed or public disclosure of the date of the annual meeting of shareholders is made.

On September 21, 2009, in connection with the consummation of the Woodbridge merger, our Bylaws were further amended to increase the maximum size of the Board from 12 to 15 directors and to provide that each director thereafter elected or appointed to the Board would serve for a term expiring at our next annual meeting of shareholders. As a result of the latter amendment, following our 2012 Annual Meeting of Shareholders, we will no longer have a staggered Board. Under the terms of our merger agreement with Bluegreen, our Bylaws will be amended in connection with the consummation of the merger to increase the maximum size of the Board to 20 members in order to permit the appointment to the Board of the six directors of Bluegreen who do not also currently serve as directors of BFC.

Dividends

BFC has never paid cash dividends on its common stock. BFC is currently prohibited from paying dividends on its common stock and preferred stock without the prior written non-objection of the Federal Reserve. See Note 2 for further information.

28.	Noncontrolling Interests

The following table summarizes the noncontrolling interests held by others in the Company’s subsidiaries at December 31, 2011 and 2010 (in thousands):

	December 31,
	2011	2010
BankAtlantic Bancorp	$(7,906)	7,823
Bluegreen	39,489	44,362
Joint ventures	31,693	26,071

Total noncontrolling interests	$63,276	78,256

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table summarizes the noncontrolling interests (loss) earnings recognized by others with respect to the Company’s subsidiaries for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	For the Years Ended December 31,
	2011	2010	2009
Noncontrolling interest – Continuing Operations:
BankAtlantic Bancorp	$(13,522)	(85,821)	(127,716)
Woodbridge	—	—	6,008
Bluegreen	15,894	12,077	3,416
Joint ventures	9,206	7,980	(3,002)

	$11,578	(65,764)	(121,294)

Noncontrolling interest – Discontinued Operations:
BankAtlantic Bancorp	$—	(274)	2,592
Woodbridge	—	—	(661)
Bluegreen	(19,814)	(10,301)	(1,248)

	$(19,814)	(10,575)	683

Net loss attributable to noncontrolling interests	$(8,236)	(76,339)	(120,611)

29.	Fair Value Measurement

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three main valuation techniques to measure fair value of assets and liabilities: the market approach, the income approach and the cost approach. The accounting literature defines an input fair value hierarchy that has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The valuation techniques are summarized below:

The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The income approach uses financial models to convert future amounts to a single present amount. These valuation techniques include present value and option-pricing models.

The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. This technique is often referred to as current replacement costs.

The input fair value hierarchy is summarized below:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at each reporting date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active(markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers (for example, some brokered markets), or in which little information is released publicly (for example, a principal-to-principal market)), and inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available, thereby allowing for the fair value of an asset or liability to be measured in situations when there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents major categories of the Company’s assets measured at fair value on a recurring basis as of December 31, 2011 (in thousands):

	Fair Value Measurements Using
Description	December 31, 2011	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$13,418	—	13,418	—
REMICS	31,690	—	31,690	—
Benihana Common Stock	16,190	16,190	—	—
Other equity securities	1,505	1,005	500	—

Total	$62,803	17,195	45,608	—

The following table presents major categories of the Company’s assets measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Fair Value Measurements Using
Description	December 31, 2010	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$112,042	—	112,042	—
REMICS	68,841	—	68,841	—
Agency bonds	60,143	—	60,143	—
Municipal bonds	162,123	—	162,123	—
Taxable securities	19,922	—	19,922	—
Foreign currency put options	24	24	—	—
Benihana Convertible Preferred Stock	21,106	—	—	21,106
Other equity securities	20,819	20,819	—	—

Total	$465,020	20,843	423,071	21,106

BFC Financial Corporation

Notes to Consolidated Financial Statements

There were no recurring liabilities measured at fair value in the Company’s financial statements as of December 31, 2011 or 2010.

The following table presents major categories of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2011 (in thousands):

	Interests in Notes Receivable Sold	Other Bonds	Benihana Convertible Preferred Stock	Total
Balance at December 31, 2009	$26,340	250	17,766	44,356
Total gains and losses (realized/unrealized)	—	—	—	—
Included in earnings	—	—	—	—
Cumulative effect of change in accounting principle (1)	(26,340)	—	—	(26,340)
Included in other comprehensive income	—	—	3,340	3,340
Purchases, issuances, and settlements	—	(250)	—	(250)
Transfers in and/or out of Level 3		—	—	—

Balance at December 31, 2010	—	—	21,106	21,106
Total gains and losses (realized/unrealized)	—	—	—	—
Included in earnings	—	—	—	—
Included in other comprehensive income	—	—	(155)	(155)
Purchases, issuances, and settlements (2)	—	—	(5,238)	(5,238)
Transfers in and/or out of Level 3 (2)	—	—	(15,713)	(15,713)

Balance at December 31, 2011	$—	—	—	—

(1)	Retained interests in notes receivable sold was eliminated upon a change in accounting principle. For further information, see Note 4.
(2)	During May and July 2011, BFC converted an aggregate of 300,000 shares of Convertible Preferred Stock of Benihana into shares of Benihana’s Common Stock. In connection with the May 2011 conversion, effective for the quarter ended June 30, 2011, we began to assess the value of our investment in Benihana’s Convertible Preferred Stock, as if converted, by using the market approach with Level 2 measurements instead of the income approach with Level 3 measurements which we historically used. During October 2011, BFC converted its remaining 500,000 shares of Convertible Preferred Stock of Benihana into shares of Benihana’s Common Stock.

The valuation techniques and the inputs used in our financial statements to measure the fair value of our recurring financial instruments are described below.

The fair values of agency bonds, municipal bonds, taxable bonds, mortgage-backed and real estate mortgage conduit securities (“REMICS”) are estimated using independent pricing sources and matrix pricing. Matrix pricing uses a market approach valuation technique and Level 2 valuation inputs as quoted market prices are not available for the specific securities that BankAtlantic owns. The independent pricing sources value these securities using observable market inputs including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads and other reference data in the secondary institutional market which is the principal market for these types of assets. To validate fair values obtained from the pricing sources, BankAtlantic reviews fair value estimates obtained from brokers, investment advisors and others to determine the reasonableness of the fair values obtained from independent pricing sources. BankAtlantic reviews any price that it determines may not be reasonable and requires the pricing sources to explain the differences in fair value or reevaluate its fair value.

BFC Financial Corporation

Notes to Consolidated Financial Statements

During the year ended December 31, 2010, the estimated fair value of the Company’s investment in Benihana’s Convertible Preferred Stock was assessed using the income approach with Level 3 inputs by discounting future cash flows at a market discount rate combined with the fair value of the underlying shares of Benihana’s Common Stock that BFC would have received at that time upon conversion of its shares of Benihana’s Convertible Preferred Stock. At December 31, 2010, the estimated fair value of our investment in Benihana’s Convertible Preferred Stock was approximately $21.1 million based on the income approach with Level 3 inputs. As discussed above, during 2011, BFC converted all 800,000 shares of Benihana’s Convertible Preferred Stock that it owned into an aggregate of 1,582,577 shares of Benihana’s Common Stock. The estimated fair value of Benihana’s Common Stock at December 31, 2011 was obtained by using the quoted market price using Level 1 inputs. At December 31, 2011, the estimated fair value of our investment in Benihana’s Common Stock of approximately $16.2 million was based on the closing price of Benihana’s Common Stock on the NASDAQ on December 31, 2011 of $10.23 per share.

Equity securities are generally fair valued using the market approach and quoted market prices (Level 1) or matrix pricing (Level 2 or Level 3) with inputs obtained from independent pricing sources, if available. We also obtain non-binding broker quotes to validate fair values obtained from matrix pricing. However, for certain equity and debt securities in which observable market inputs cannot be obtained, we value these securities either using the income approach and pricing models that we have developed or based on observable market data that we adjust based on our judgment of the factors we believe a market participant would use to value the securities (Level 3). We also hold investments in private limited partnerships that do not have readily determinable fair values. We use the net asset value per share as provided by the partnership to estimate the fair value of these investments. The net asset value of the partnership is a Level 2 input since, with respect to our current limited partnership investments, we have the ability to redeem our investment at its net asset value.

The fair value of foreign currency put options was obtained using the market approach and quoted market prices using Level 1 inputs.

The following table presents major categories of assets measured at fair value on a non-recurring basis as of December 31, 2011 (in thousands):

	Fair Value Measurements Using
Description	December 31, 2011	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments (1)
Loans measured for impairment using the fair value of the underlying collateral	$340,479	—	—	340,479	82,101
Impairment of real estate owned	82,217	—	—	82,217	14,215
Impairment of real estate held for sale	3,898	—	—	3,898	600
Impairment of loans held for sale	41,408	—	—	41,408	7,646

Total	$468,002	—	—	468,002	104,562

(1)	Total impairment represents the amount of loss recognized during the year ended December 31, 2011 on assets that were measured at fair value as of December 31, 2011.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following table presents major categories of assets measured at fair value on a non-recurring basis as of December 31, 2010 (in thousands):

	Fair Value Measurements Using
Description	December 31, 2010	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments (1)
Loans measured for impairment using the fair value of the underlying collateral	$395,333	—	—	395,333	$146,521
Impairment of real estate owned	26,359	—	—	26,359	6,830
Impairment of assets held for sale	13,878	—	—	13,878	4,469
Impairment of real estate held for sale	5,435	—	—	5,435	2,604

Total	$441,005	—	—	441,005	$160,424

(1)	Total impairments represent the amount of loss recognized during the year ended December 31, 2010 on assets that were measured at fair value as of December 31, 2010.

Loans Measured for Impairment

Impaired loans are generally valued based on the fair value of the underlying collateral. BankAtlantic Bancorp primarily uses third party appraisals to assist in measuring non-homogenous impaired loans. These appraisals generally use the market or income approach valuation technique and use market observable data to formulate an opinion of the fair value of the loan’s collateral. However, the appraiser uses professional judgment in determining the fair value of the collateral or properties and BankAtlantic may also adjust these values for changes in market conditions subsequent to the appraisal date. When current appraisals are not available for certain loans, BankAtlantic uses its judgment on market conditions to adjust the most current appraisal. The sales prices may reflect prices of sales contracts not closed and the amount of time required to sell out the real estate project may be derived from current appraisals of similar projects. Consequently, the calculation of the fair value of the collateral uses Level 3 inputs. BankAtlantic Bancorp generally uses third party brokered price options or an automated valuation service to measure the fair value of the collateral for impaired homogenous loans in the establishment of specific reserves or charge-offs when these loans become 120 days delinquent. These third party valuations from real estate professionals also use Level 3 inputs in the determination of the fair values.

Impaired Real Estate Owned

Real estate is generally valued using third party appraisals or broker price opinions. These appraisals generally use the market approach valuation technique and use market observable data to formulate an opinion of the fair value of the properties. However, the appraisers or brokers use professional judgments in determining the fair value of the properties and we may also adjust these values for changes in market conditions subsequent to the valuation date. As a consequence of using appraisals, broker price opinions and adjustments to appraisals, the fair values of the properties are considered Level 3 inputs.

Loans Held for Sale

Loans held for sale are valued using an income approach with Level 3 inputs as market quotes or sale transactions of similar loans are generally not available. The fair value is estimated by discounting forecasted

BFC Financial Corporation

Notes to Consolidated Financial Statements

cash flows using a discount rate that reflects the risks inherent in the loans held for sale portfolio. For non-performing loans held for sale, the forecasted cash flows are based on the estimated fair value of the collateral less cost to sell adjusted for foreclosure expenses and other operating expenses of the underlying collateral until foreclosure or sale.

Financial Disclosures about Fair Value of Financial Instruments

The following table presents information for financial instruments at December 31, 2011 and 2010 (in thousands):

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from other banks	$183,048	183,048	178,868	178,868
Interest bearing deposits in other banks	675,741	675,741	455,538	455,538
Restricted cash	62,727	62,727	62,249	62,249
Securities available for sale and derivatives	62,803	62,803	465,020	465,020
Investment securities	256	256	2,033	2,033
Tax certificates	46,488	45,562	89,789	90,738
Federal Home Loan Bank stock	18,308	18,308	43,557	43,557
Loans receivable including loans held for sale, net	2,497,837	2,311,177	3,039,486	2,689,890
Notes receivable	517,836	558,000	574,969	619,000
Financial liabilities:
Deposits	$3,279,852	3,279,331	3,891,190	3,893,807
Advances from FHLB	—	—	170,000	170,038
Securities sold under agreements to repurchase and other short term borrowings	—	—	22,764	22,764
Receivable-backed notes payable	478,098	468,000	569,214	560,728
Notes and mortgage notes payable and other borrowings	108,533	107,989	228,184	214,527
Junior subordinated debentures	477,316	336,221	461,568	220,080

Management has made estimates of fair value that it believes to be reasonable. However, because there is no active market for many of these financial instruments and management has derived the fair value of the majority of these financial instruments using the income approach technique with Level 3 unobservable inputs, there is no assurance that the Company or its subsidiaries would receive the estimated value upon sale or disposition of the asset or pay the estimated value upon disposition of the liability in advance of its scheduled maturity. Management estimates used in its net present value financial models rely on assumptions and judgments regarding issues where the outcome is unknown and actual results or values may differ significantly from these estimates. These fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.

Interest bearing deposits in other banks include $5.7 million and $45.6 million of certificates of deposits guaranteed by the FDIC with maturities of less than one year as of December 31, 2011 and 2010, respectively.

BFC Financial Corporation

Notes to Consolidated Financial Statements

Due to the FDIC guarantee and the short maturity of these certificates of deposit, the fair value of these deposits approximates the carrying value.

The fair value of tax certificates was calculated using the income approach with Level 3 inputs. The fair value is based on discounted expected cash flows using discount rates that take into account the risk of the cash flows of tax certificates relative to alternative investments.

The fair value of FHLB stock is its carrying amount.

Fair values are estimated for BankAtlantic Bancorp loan portfolios with similar financial characteristics. Loans are segregated by category, and each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of BankAtlantic Bancorp’s performing loans is calculated by using an income approach with Level 3 inputs. The fair values are estimated by discounting forecasted cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan portfolio. The estimate of average maturity is based on BankAtlantic’s historical experience with prepayments for each loan classification, modified as required, by an estimate of the effect of current economic and lending conditions. Management of BankAtlantic Bancorp assigns a credit risk premium and an illiquidity adjustment to these loans based on risk grades and delinquency status.

The estimated fair value of Bluegreen’s notes receivable is based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

As permitted by applicable accounting guidance, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is shown in the above table at book value. The fair value of certificates of deposit is based on an income approach with Level 3 inputs. The fair value is calculated by the discounted value of contractual cash flows with the discount rate estimated using current rates offered by BankAtlantic for similar remaining maturities.

The fair value of short-term borrowings is calculated using the income approach with Level 2 inputs. Contractual cash flows are discounted based on current interest rates. The carrying value of these borrowings approximates fair value as maturities are generally less than thirty days.

The fair value of FHLB advances was calculated using the income approach with Level 2 inputs. The fair value was based on discounted cash flows using rates offered for debt with comparable terms to maturity and issuer credit standing.

The estimated fair values of notes and mortgage notes payable and other borrowings, including receivable-backed notes payable, were determined by discounting the net cash flows to be used to repay the debt.

In determining the fair value of BankAtlantic Bancorp’s junior subordinated debentures, BankAtlantic Bancorp used NASDAQ price quotes available with respect to its $73.5 million of publicly traded trust preferred securities related to its junior subordinated debentures (“public debentures”). However, $263.6 million of the outstanding trust preferred securities related to its junior subordinated debentures are not traded, but are privately held in pools (“private debentures”) and with no trading markets, sales history, liquidity or readily determinable source for valuation. BankAtlantic Bancorp has deferred the payment of interest with respect to all of its junior subordinated debentures as permitted by the terms of these securities. Based on the deferral status and the lack of

BFC Financial Corporation

Notes to Consolidated Financial Statements

liquidity and ability of a holder to actively sell such private debentures, the fair value of these private debentures may be subject to a greater discount to par and have a lower fair value than indicated by the public debenture price quotes. However, due to their private nature and the lack of a trading market, fair value of the private debentures was not readily determinable at December 31, 2011 and 2010, and as a practical alternative, BankAtlantic Bancorp used the NASDAQ price quotes of the public debentures to value its remaining outstanding junior subordinated debentures whether privately held or publicly traded.

The estimated fair value of Woodbridge’s and Bluegreen’s junior subordinated debentures as of December 31, 2011 and 2010 were based on the discounted value of contractual cash flows at a market discount rate or market price quotes from the over-the-counter bond market.

Derivatives

During 2010, BankAtlantic expanded its cruise ship automated teller machine (“ATM”) operations and began dispensing foreign currency from certain ATMs on cruise ships. BankAtlantic purchased foreign currency put options as an economic hedge for the foreign currency in its cruise ship ATMs. The foreign currency put options are valued based on market quotes, which is a level 1 input. Included in securities available for sale as of December 31, 2010 was $24,000 of foreign currency put options.

30.	Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is based on internal reports utilized by management of the Company and its subsidiaries. The presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

The Company’s business activities currently consist of (i) Real Estate and Other Activities and (ii) Financial Services. We currently report the results of our business activities through five segments. Three of the segments relate to our Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts. Our other two segments - BankAtlantic and BankAtlantic Bancorp Parent Company - relate to our Financial Services business activities and include BankAtlantic Bancorp’s results of operations. Prior to June 30, 2011, our Real Estate and Other business activities included a fourth reporting segment, Bluegreen Communities. As described herein, Bluegreen Communities has ceased to be a separate reporting segment and is accounted for as a discontinued operation for all periods subsequent to November 16, 2009, the date on which we acquired a controlling interest in Bluegreen, as a result of the determination made by Bluegreen’s board of directors on June 30, 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets, and the Purchase and Sale Agreement subsequently entered into with respect to substantially all of the assets which comprise Bluegreen Communities. Discontinued operations for each of the years ended December 31, 2009, 2010 and 2011 include Cypress Creek Holdings, and Core Communities for each of the years ended December 31, 2009 and 2010. See Note 5 for further information regarding discontinued operations.

As indicated above, on October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar. The agreement, as amended, provides for the sale to Southstar of

BFC Financial Corporation

Notes to Consolidated Financial Statements

substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement.

As the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by Bluegreen’s subsidiaries.

The Company evaluates segment performance based on its segment net income (loss).

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

BFC Activities

The BFC Activities segment consists of BFC operations, our investment in Benihana, and other operations of Woodbridge described below. BFC operations primarily consist of our corporate overhead and general and administrative expenses, including the expenses of Woodbridge, the financial results of a venture partnership that BFC controls and other equity investments, as well as income and expenses associated with BFC’s shared service operations, which provides human resources, risk management, investor relations and executive office administration services to BankAtlantic Bancorp and Bluegreen. This segment also includes investments made by our wholly owned subsidiary, BFC/CCC, Inc. (“BFC/CCC”). Woodbridge’s other operations include the activities of Snapper Creek Equity Management, LLC and certain other investments.

Woodbridge has an equity interest of approximately 41% in Pizza Fusion Holdings, Inc. (“Pizza Fusion”), a restaurant operator and franchisor engaged in the quick service and organic food industries. The investment included all of the outstanding shares of Pizza Fusion’s Series B Convertible Preferred Stock. Pizza Fusion’s Series B Convertible Preferred Stock was entitled to special voting rights, including the right, to the extent Woodbridge chose to do so, to elect a majority of Pizza Fusion’s board of directors. During December 2011, Pizza Fusion effected a stock reclassification pursuant to which each share of Pizza Fusion’s Series A and Series B Convertible Preferred Stock automatically converted into one share of Pizza Fusion’s common stock. As a result, Woodbridge is no longer deemed to have a controlling interest in Pizza Fusion and, under the applicable accounting guidance for business combinations, the financial statements of Pizza Fusion were deconsolidated as of December 31, 2011. In connection with such deconsolidation, the Company recognized a $615,000 loss on investment in subsidiary. Prior to 2011, Pizza Fusion was determined to be a VIE under the provisions of the accounting guidance for VIEs entities, and the operating results of Pizza Fusion were consolidated into BFC.

Real Estate Operations

The Company’s Real Estate Operations segment consists of the operations of Core Communities, prior to the suspension of those activities in December 2010, Carolina Oak, which was engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008, and Cypress Creek Holdings which was engaged in leasing activities. Cypress Creek Holdings, a wholly owned subsidiary of Woodbridge, owned an 80,000 square foot office building in Fort Lauderdale, Florida. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building and in December 2011, Cypress Creek Holdings signed a letter of intent for the sale of the building and as a result, Cypress Creek Holdings results of operations are reported as a discontinued operation in the Company’s consolidated financial statements and its assets are classified as “assets held for sale from discontinued operations” (see Note 5 for additional information).

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bluegreen Resorts

Bluegreen Resorts markets, sells and manages real estate-based VOIs in resorts generally located in popular, high-volume, “drive-to” vacation destinations, which were developed or acquired by Bluegreen or developed by others. Bluegreen Resorts also earns fees from third-party resort developers and timeshare owners for providing services such as sales and marketing, mortgage servicing, construction management, title, and resort management.

Effective January 1, 2011, Bluegreen modified its measure of segment operating profit (loss) to include certain bank-related charges, which were previously reported as corporate general and administrative expenses. In connection with this modification, presentation for prior periods has been revised to be comparable with the current period. This revision decreased Bluegreen Resorts’ segment operating profit by $2.9 million for the year ended December 31, 2010. The impact of the revision with respect to the Bluegreen Interim Period was not material.

BankAtlantic

The Company’s BankAtlantic segment consists of the banking operations of BankAtlantic, including retail banking services delivered through a network of branches located in Florida.

BankAtlantic Bancorp Parent Company

The BankAtlantic Bancorp Parent Company segment activities include the managing of non-performing loans and related real estate owned acquired from BankAtlantic as well as financing the operations of its subsidiaries.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following tables present segment information for the years ended December 31, 2011, 2010 and 2009 (in thousands):

2011	BFC Activities	Real estate Operations	Bluegreen Resorts	BankAtlantic	BankAtlantic Bancorp Parent Company	Unallocated Amounts and Eliminations	Segment Total
Revenues:
Sales of VOIs and real estate	$—	—	169,998	—	—	—	169,998
Other resorts fee-based revenue	—	—	70,985	—	—	—	70,985
Fee based sales commission and other revenues	748	—	73,673	—	—	—	74,421
Interest income	—	—	—	141,094	240	90,610	231,944
Financial Services - non-interest income	—	—	—	128,931	(321)	(1,558)	127,052

Total revenues	748	—	314,656	270,025	(81)	89,052	674,400

Costs and Expenses:
Cost of sale of VOIs and real estate	—	—	27,058	—	—	—	27,058
Cost of sale of other resorts operations	—	—	52,094	—	—	—	52,094
Interest expense	4,497	2,533	—	15,694	15,571	55,669	93,964
Provision for loan losses	—	—	—	70,424	1,214	—	71,638
Selling, general and administrative expenses	16,754	195	154,475	—	—	43,830	215,254
Other expenses	209	—	—	185,610	10,215	(870)	195,164

Total costs and expenses	21,460	2,728	233,627	271,728	27,000	98,629	655,172

Gain (loss) on settlement of investment in subsidiary	(615)	11,305	—	—	—	—	10,690
Gain on extinguishment of debt	—	11,625	—	—	—	—	11,625
Equity in earnings from unconsolidated affiliates	1,371	—	—	—	(255)	140	1,256
Other income	4,901	—	—	—	—	(3,064)	1,837

(Loss) income from continuing operations before income taxes	(15,055)	20,202	81,029	(1,703)	(27,336)	(12,501)	44,636
Less: (Benefit) provision for income taxes	(4,965)	3	—	(298)	—	26,217	20,957

(Loss) income from continuing operations	(10,090)	20,199	81,029	(1,405)	(27,336)	(38,718)	23,679
Loss from discontinued operations	—	(1,703)	—	—	—	(41,482)	(43,185)

Net (loss) income	$(10,090)	18,496	81,029	(1,405)	(27,336)	(80,200)	(19,506)

Less: Net loss attributable to noncontrolling interests						(8,236)	(8,236)

Net loss attributable to BFC						$(71,964)	(11,270)

Total assets	$65,175	6,584	785,382	3,648,546	323,112	(50,644)	4,778,155

BFC Financial Corporation

Notes to Consolidated Financial Statements

2010	BFC Activities	Real estate Operations	Bluegreen Resorts	BankAtlantic	BankAtlantic Bancorp Parent Company	Unallocated Amounts and Eliminations	Segment Total
Revenues:
Sales of VOIs and real estate	$—	2,739	164,567	—	—	—	167,306
Other resorts fee-based revenue	—	—	65,979	—	—	—	65,979
Fee based sales commission and other revenues	1,781	1,027	52,966	—	—	(250)	55,524
Interest income	—	—	—	176,025	300	96,023	272,348
Financial Services - non-interest income	—	—	—	105,762	1,257	(1,558)	105,461

Total revenues	1,781	3,766	283,512	281,787	1,557	94,215	666,618

Costs and Expenses:
Cost of sale of VOIs and real estate	—	23,232	19,862	—	—	—	43,094
Cost of sale of other resorts operations	—	—	46,863	—	—	—	46,863
Interest expense	6,264	12,094	—	24,691	14,872	61,845	119,766
Provision for loan losses	—	—	—	138,825	5,536	—	144,361
Selling, general and administrative expenses	25,602	8,220	154,436	—	—	38,495	226,753
Other expenses	—	—	—	236,315	9,043	311	245,669

Total costs and expenses	31,866	43,546	221,161	399,831	29,451	100,651	826,506

Loss on settlement of investment in subsidiary	(977)	—	—	—	—	—	(977)
Gain on extinguishment of debt	—	13,049	—	—	—	—	13,049
Equity in (loss) earnings from unconsolidated affiliates	(2,045)	—	—	—	1,054	140	(851)
Other income	6,481	888	—	—	—	(4,682)	2,687

(Loss) income from continuing operations before income taxes	(26,626)	(25,843)	62,351	(118,044)	(26,840)	(10,978)	(145,980)
Less: (Benefit) provision for income taxes	(7,097)	—	—	(2,134)	—	18,446	9,215

(Loss) income from continuing operations	(19,529)	(25,843)	62,351	(115,910)	(26,840)	(29,424)	(155,195)
Loss from discontinued operations	—	(2,962)	—	—	(500)	(21,530)	(24,992)

Net (loss) income	$(19,529)	(28,805)	62,351	(115,910)	(27,340)	(50,954)	(180,187)

Less: Net loss attributable to noncontrolling interests						(76,339)	(76,339)

Net loss attributable to BFC						$25,385	(103,848)

Total assets	$95,035	37,937	864,904	4,469,168	338,358	7,664	5,813,066

BFC Financial Corporation

Notes to Consolidated Financial Statements

2009	BFC Activities	Real estate Operations	Bluegreen Resorts	BankAtlantic	BankAtlantic Bancorp Parent Company	Unallocated Amounts and Eliminations	Segment Total
Revenues:
Sales of VOIs and real estate	$—	6,605	17,622	—	—	40	24,267
Other resorts fee-based revenue	—	—	5,073	—	—	—	5,073
Fee based sales commission and other revenues	1,296	1,071	5,520	—	—	(35)	7,852
Interest income	—	—	—	223,048	573	14,323	237,944
Financial Services - non-interest income	—	—	—	128,813	1,077	(1,565)	128,325

Total revenues	1,296	7,676	28,215	351,861	1,650	12,763	403,461

Costs and Expenses:
Cost of sale of VOIs and real estate	7,749	82,105	3,118	—	—	13,901	106,873
Cost of sale of other resorts operations	—	—	3,538	—	—	—	3,538
Interest expense	6,511	5,577	—	59,724	15,535	4,195	91,542
Provision for loan losses	—	—	—	214,244	18,414	—	232,658
Selling, general and administrative expenses	30,388	14,885	15,775	—	—	1,929	62,977
Impairment of goodwill	2,001	—	—	—	—	—	2,001
Other expenses	—	1,132	—	258,799	9,000	(826)	268,105

Total costs and expenses	46,649	103,699	22,431	532,767	42,949	19,199	767,694

Gain on bargain purchase of investment in Bluegreen	182,849	—	—	—	—	—	182,849
Gain on settlement of investment in subsidiary	16,296	—	—	—	—	13,383	29,679
Equity in earnings from unconsolidated affiliates	32,276	—	—	479	487	139	33,381
Impairment of unconsolidated affiliates	(31,181)	—	—	—	—	—	(31,181)
Impairment of other investments	(2,396)	—	—	—	—	—	(2,396)
Investment gains	6,654	—	—	—	—	—	6,654
Other income	5,775	521	—	—	—	(3,192)	3,104

Income (loss) from continuing operations before income taxes	164,920	(95,502)	5,784	(180,427)	(40,812)	3,894	(142,143)
Less: Benefit for income taxes	(35,503)	—	—	(31,719)	—	(278)	(67,500)

Income (loss) from continuing operations	200,423	(95,502)	5,784	(148,708)	(40,812)	4,172	(74,643)
(Loss) income from discontinued operations	—	(20,969)	—	—	3,701	(1,421)	(18,689)

Net income (loss)	$200,423	(116,471)	5,784	(148,708)	(37,111)	2,751	(93,332)

Less: Net loss attributable to noncontrolling interests						(120,611)	(120,611)

Net income attributable to BFC						$123,362	27,279

Total assets	$122,070	257,390	546,282	4,755,122	456,860	(95,623)	6,042,101

BFC Financial Corporation

Notes to Consolidated Financial Statements

31.	Regulatory Matters

BFC

The Company owns approximately 53% of the total number of outstanding shares of BankAtlantic Bancorp’s Class A Common Stock and Class B Common Stock, which in the aggregate represents an approximately 75% voting interest in BankAtlantic Bancorp. BankAtlantic Bancorp currently owns 100% of BankAtlantic’s outstanding common stock. Accordingly, each of BFC and BankAtlantic Bancorp currently is a “unitary savings and loan holding company” subject to regulatory oversight and examination by the Federal Reserve, including normal supervision and reporting requirements. The Federal Reserve succeeded to the supervisory authority previously held by the OTS in connection with the effectiveness of the Dodd Frank Act on July 21, 2011. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings association. See Note 2 and the “Regulation” portion of the “Business” section hereof for additional information regarding regulatory requirements applicable to BFC.

As a public company, BFC is subject to reporting and other requirements of the Securities Exchange Act of 1934.

Bluegreen

The vacation ownership and real estate industries are subject to extensive and complex federal, state, and local governmental regulation. Bluegreen is subject to various federal, state, local and foreign environmental, zoning, consumer protection, and other statutes and regulations regarding the acquisition, subdivision, marketing and sale of real estate and VOIs, and various aspects of Bluegreen’s financing operations. On a federal level, the Federal Trade Commission has taken an active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or unfair competition in interstate commerce. In addition, many states have what are known as “Little FTC Acts” that apply to intrastate activity. In addition to the laws applicable to Bluegreen’s customer financing and other operations discussed below, Bluegreen is or may be subject to the Fair Housing Act and various other federal statutes and regulations. Bluegreen is also subject to various foreign laws with respect to La Cabana Beach and Racquet Club in Oranjestad, Aruba and Blue Water Resort in Nassau, Bahamas. In addition, in the future, VOIs may be deemed to be securities subject to regulation as such, which could have a material adverse effect on Bluegreen. The cost of complying with applicable laws and regulations may be significant and Bluegreen may not maintain compliance at all times with all applicable laws, including those discussed below. Any failure to comply with current or future applicable laws or regulations could have a material adverse effect on Bluegreen.

Bluegreen’s vacation ownership resorts are subject to various regulatory requirements, including state and local approvals. The laws of most states require Bluegreen to file a detailed offering statement describing Bluegreen’s business and all material aspects of the project and sale of VOIs with a designated state authority. In addition, when required by state law, Bluegreen provides its VOI purchasers with a public disclosure statement that contains, among other items, detailed information about the surrounding vicinity, the resort and the purchaser’s rights and obligations as a VOI owner. Laws in each state where Bluegreen sells VOIs generally grant the purchaser of a VOI the right to cancel a purchase contract at any time within a specified rescission period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by Bluegreen. Most states have other laws that regulate Bluegreen’s activities, including: real estate licensure; sellers of travel licensure; anti-fraud laws; telemarketing laws; prize, gift and sweepstakes laws; and labor laws.

Under various federal, state and local laws, ordinances and regulations, the owner of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or

BFC Financial Corporation

Notes to Consolidated Financial Statements

emanating from, the property, as well as related costs of investigation and property damage. These laws often impose such liability without regard to whether the owner knew of the presence of such hazardous or toxic substances. The presence of these substances, or the failure to properly remediate these substances if they exist, may adversely affect the owner’s ability to sell or lease a property or to borrow using the real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when this material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered on the property or repairs made by future owners of such property.

Under these laws, Bluegreen may be required to pay for repairs to the developed property. The development, management and operation of Bluegreen’s resorts are also subject to the Americans with Disabilities Act.

Bluegreen’s customer financing activities are also subject to extensive regulation, which can include, but are not limited to: the Truth-in-Lending Act and Regulation Z; the Fair Housing Act; the Fair Debt Collection Practices Act; the Equal Credit Opportunity Act and Regulation B; the Electronic Funds Transfer Act and Regulation E; the Home Mortgage Disclosure Act and Regulation C; Unfair or Deceptive Acts or Practices and Regulation AA; the Patriot Act; the Right to Financial Privacy Act; the Gramm-Leach-Bliley Act; the Fair and Accurate Credit Transactions Act; and anti-money laundering laws.

During the year ended December 31, 2011, approximately 4% of Bluegreen’s VOI sales were generated by marketing to prospective purchasers obtained through internal and affiliated telemarketing efforts. In addition, approximately 8% of Bluegreen’s VOI sales were generated by marketing to prospective purchasers obtained from third-party VOI prospect vendors, many of whom use telemarketing operations to generate these prospects. Bluegreen attempts to monitor the actions and compliance of these third parties but there are risks associated with their use. In recent years, state regulators have increased regulations and enforcement actions related to telemarketing operations, including requiring the adherence to state “do not call” laws. In addition, the Federal Trade Commission and Federal Communications Commission have implemented national “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While Bluegreen continues to be subject to telemarketing risks and potential liability, Bluegreen believes that its exposure to adverse impacts from this heightened telemarketing legislation and enforcement may be mitigated to some extent by the use of “permission marketing,” whereby Bluegreen obtains the permission of prospective purchasers to contact them in the future, thereby exempting such calls from the various “do not call” laws. Bluegreen has also implemented policies and procedures which it believes will help reduce the possibility that individuals who have requested to be placed on Bluegreen’s internal company do not call list are not contacted, but such policies and procedures may not be effective in ensuring strict regulatory compliance.

As a public company, Bluegreen is subject to reporting and other requirements of the Securities Exchange Act of 1934.

BankAtlantic Bancorp

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, permanently raising the maximum standard deposit insurance to $250,000 per depositor for each ownership category as defined by the FDIC. The Act also provides for full deposit insurance coverage on non-interest bearing deposit accounts until December 31, 2012.

The ability of BankAtlantic to pay dividends or make other distributions to BankAtlantic Bancorp Parent Company in subsequent periods is subject to regulations and OCC approval and is based upon BankAtlantic’s

BFC Financial Corporation

Notes to Consolidated Financial Statements

regulatory capital levels and net income. Under the terms of the Bank Order, BankAtlantic is prohibited from paying dividends to BankAtlantic Bancorp Parent Company without the prior written non-objection of the OCC. The OCC would not approve any distribution that would cause BankAtlantic to fail to meet its capital requirements or if the OCC believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, and there is no assurance that the OCC will approve future capital distributions from BankAtlantic. Accordingly, BankAtlantic Bancorp Parent Company does not expect to receive cash dividends from BankAtlantic in the foreseeable future. BankAtlantic did not pay dividends to BankAtlantic Bancorp Parent Company during each of the years in the three year period ended December 31, 2011. However, BankAtlantic Bancorp Parent Company may receive dividends from its asset work-out subsidiary upon the monetizing of the subsidiaries’ non-performing loans. There is no assurance that BankAtlantic Bancorp Parent Company will be able to monetize the loans on acceptable terms, if at all

Pursuant to the Bank Order, BankAtlantic is required to maintain a Tier 1/Core capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. BankAtlantic historically maintained its regulatory capital ratios at levels that exceeded prompt corrective action (“PCA”) “well capitalized” requirements; however, based on BankAtlantic’s risk profile, the OCC raised its regulatory capital requirements above the “well capitalized” amounts.

BankAtlantic’s actual capital amounts and ratios are presented in the table and are compared to “well capitalized” requirements and the capital requirements set forth in the Bank Order that BankAtlantic must maintain as of and subsequent to June 30, 2011 (dollars in thousands):

	Actual		PCA Defined Well Capitalized		Bank Order Capital Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total risk-based capital	$349,751	15.15%	$230,926	10.00%	$323,296	14.00%
Tier I risk-based capital	$298,499	12.93%	$138,555	6.00%	$138,555	6.00%
Tangible capital	$298,499	8.22%	$54,496	1.50%	$54,496	1.50%
Core capital	$298,499	8.22%	$181,655	5.00%	$290,648	8.00%
As of December 31, 2010
Total risk-based capital	$334,601	11.72%	$285,541	10.00%	$399,758	14.00%
Tier I risk-based capital	$276,362	9.68%	$171,325	6.00%	$171,325	6.00%
Tangible capital	$276,362	6.22%	$66,672	1.50%	$66,672	1.50%
Core capital	$276,362	6.22%	$222,240	5.00%	$355,584	8.00%

BFC Financial Corporation

Notes to Consolidated Financial Statements

32.	BFC Parent Company Financial Information

The accounting policies of BFC Parent Company are generally the same as those described in the summary of significant accounting policies in Note 1. BFC Parent Company Condensed Statements of Financial Condition at December 31, 2011 and 2010 and Condensed Statements of Operations and Cash Flows for each of the years in the three-year period ended December 31, 2011 is shown below:

BFC PARENT COMPANY CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$1,418	4,958
Securities available for sale	16,311	38,829
Investment in Woodbridge Holdings, LLC	126,434	115,999
Investment in BankAtlantic Bancorp, Inc.	—	2,377
Investment in and advances in other subsidiaries	1,711	113
Notes receivable due from Woodbridge Holdings, LLC	7,574	2,012
Other assets	1,004	1,444

Total assets	$154,452	165,732

LIABILITIES AND EQUITY
Advances from wholly owned subsidiaries	$952	942
Accumulated loss in BankAtlantic Bancorp’s investment	11,744	—
Other liabilities	10,986	10,889

Total liabilities	23,682	11,831

Redeemable 5% Cumulative Preferred Stock	11,029	11,029
Shareholders’ equity	119,741	142,872

Total liabilities and Equity	$154,452	165,732

BFC Financial Corporation

Notes to Consolidated Financial Statements

BFC PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Revenues	$2,175	2,018	1,202
Expenses	7,680	8,586	8,567

Loss before earnings (loss) from subsidiaries	(5,505)	(6,568)	(7,365)
Equity in earnings (loss) from Woodbridge Holdings, LLC	6,941	(36,903)	91,380
Equity in loss in BankAtlantic Bancorp	(14,194)	(59,326)	(56,786)
Equity in earnings (loss) from other subsidiaries	1,488	(2,361)	(467)

(Loss) income before income taxes	(11,270)	(105,158)	26,762
Benefit for income taxes	—	(1,310)	(517)

Net (loss) income	(11,270)	(103,848)	27,279
5% Preferred Stock dividends	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(12,020)	(104,598)	26,529

BFC Financial Corporation

Notes to Consolidated Financial Statements

BFC PARENT COMPANY STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Operating Activities:
Net cash used in operating activities	$(10,666)	(9,161)	(6,245)
Investing Activities:
Proceeds from the sale of securities available for sale	12,067	2,527	—
Proceeds from maturities of securities available for sale	15,457	38,068	—
Purchase of securities	(9,926)	(57,056)	(1,111)
Distribution from subsidiaries	91	45,085	30,084
Additions to property and equipment	—	(65)	—
Acquisition of BankAtlantic Bancorp Class A shares	(10,000)	(15,000)	(29,888)

Net cash provided by (used in) investing activities	7,689	13,559	(915)

Financing Activities:
Proceeds from issuance of Common Stock upon exercise of stock option	—	2	—
Preferred stock dividends paid	(563)	(750)	(750)

Net cash used in financing activities	(563)	(748)	(750)

(Decrease) increase in cash and cash equivalents	(3,540)	3,650	(7,910)
Cash at beginning of period	4,958	1,308	9,218

Cash at end of period	$1,418	4,958	1,308

Supplementary disclosure of non-cash investing and financing activities
BFC and Woodbridge Merger related transactions:
Increase in other liabilities	$—	—	4,604
Increase in BFC’s Class A Common Stock	—	—	303
Increase in additional paid-in capital	—	—	94,676
Decrease in BFC’s non-controlling interest in Woodbridge	—	—	(99,583)
Net increase in shareholders’ equity from the effect of subsidiaries’ capital transactions, net of income taxes	1,453	1,760	8,333
(Decrease) increase in accumulated other comprehensive income, net of taxes	(13,086)	1,069	527
BFC’s pro rata share of the cumulative effect of accounting changes recognized by Bluegreen	—	—	485
Net decrease in shareholders’ equity resulting from cumulative effect of change in accounting principle	—	(1,496)	—

Approximately $4.6 million and $4.7 million of the amounts set forth as other liabilities at December 31, 2011 and 2010, respectively, represents amounts due in connection with the settlement of a class action litigation that arose in connection with exchange transactions that BFC entered into in 1989 and 1991. BFC is required to repay this obligation as settlement holders submit their claims to BFC.

During the year ended December 31, 2009, BFC received dividends from BankAtlantic Bancorp of approximately $84,000. These dividends are included in operating activities in BFC’s condensed statements of cash flow. BankAtlantic Bancorp did not pay dividends to BFC during 2011 or 2010 and is currently prohibited from paying dividends.

BFC Financial Corporation

Notes to Consolidated Financial Statements

During the years ended December 31, 2010 and 2009, BFC received dividends and distributions from Woodbridge totaling $45 million and $30 million, respectively. BFC did not receive any distributions from Woodbridge during 2011.

33.	Certain Relationships and Related Party Transactions

BFC is the controlling shareholder of BankAtlantic Bancorp and Bluegreen. Woodbridge Holdings Corporation became a wholly owned subsidiary of BFC upon consummation of the merger between Woodbridge and BFC on September 21, 2009. Prior to the merger, BFC held an approximately 59% voting interest in Woodbridge. BFC also has a direct non-controlling interest in Benihana. Shares of BFC’s Class A and Class B Common Stock representing a majority of BFC’s total voting power are owned or controlled by the Company’s Chairman, President and Chief Executive Officer, Alan B. Levan, and by the Company’s Vice Chairman, John E. Abdo, both of whom are also directors of Bluegreen and Benihana, and executive officers and directors of BankAtlantic Bancorp and BankAtlantic.

On November 11, 2011, BFC and Bluegreen entered into a definitive merger agreement pursuant to which, upon consummation of the merger contemplated thereby, Bluegreen will become a wholly-owned subsidiary of BFC. At the effective time of the merger, each outstanding share of Bluegreen’s Common Stock (other than shares owned by BFC and holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) will be converted automatically into the right to receive eight shares of BFC’s Class A Common Stock (as adjusted in connection with the reverse stock split expected to be effected by BFC in connection with the consummation of the merger. See Note 1 for additional information regarding the proposed merger.

The following table presents related party transactions relating to the shared service arrangements between BFC, BankAtlantic Bancorp and Bluegreen for the years ended December 31, 2011, 2010 and 2009. Amounts related to BankAtlantic Bancorp and BankAtlantic for all periods, and Bluegreen for 2011, 2010 and the Bluegreen Interim Period were eliminated in consolidation (in thousands).

		For the Year Ended December 31, 2011
		BFC	BankAtlantic Bancorp	Bluegreen
Shared service income (expense)	(a)	$1,688	(1,292)	(396)
Facilities cost and information technology	(b)	$(410)	359	51
		For the Year Ended December 31, 2010
		BFC	BankAtlantic Bancorp	Bluegreen
Shared service income (expense)	(a)	$2,565	(2,105)	(460)
Facilities cost and information technology	(b)	$(544)	484	60
		For the Year Ended December 31, 2009
		BFC	BankAtlantic Bancorp	Bluegreen
Shared service income (expense)	(a)	$2,342	(1,805)	(537)
Facilities cost and information technology	(b)	$(533)	479	54

(a)	Pursuant to the terms of shared service agreements between BFC and BankAtlantic Bancorp, subsidiaries of BFC provide human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services.
(b)	As part of the shared service arrangement, BFC pays BankAtlantic and Bluegreen for the cost of office facilities utilized by BFC and its shared service operations. BFC also pays BankAtlantic for information technology related services pursuant to a separate agreement. BankAtlantic received approximately $91,000, $154,000, and $160,000 under the information technology services agreement during the years ended December 31, 2011, 2010 and 2009, respectively.

BFC Financial Corporation

Notes to Consolidated Financial Statements

As of December 31, 2011 and 2010, BFC had cash and cash equivalents accounts at BankAtlantic with balances of approximately $0.2 million and $1.8 million, respectively. These accounts were on the same general terms as deposits made by unaffiliated third parties. BFC recognized nominal interest income in connection with these funds held at BankAtlantic during the year ended December 31, 2011 and 2010.

In June 2010, BankAtlantic Bancorp and BankAtlantic entered into a real estate advisory service agreement with BFC for assistance relating to the work-out of loans and the sale of real estate owned. Under the terms of the agreement, BFC receives a monthly fee of $12,500 from each of BankAtlantic and BankAtlantic Bancorp and, if BFC’s efforts result in net recoveries of any non-performing loan or the sale of real estate owned, BFC will receive a fee equal to 1% of the net value recovered. During the years ended December 31, 2011 and 2010, BFC was paid approximately $0.7 million and $0.8 million, respectively, of real estate advisory service fees under this agreement.

During 2010, BFC loaned approximately $8.0 million to BankAtlantic Bancorp. BankAtlantic Bancorp executed a promissory note in favor of BFC with a maturity date of July 30, 2010. The note provided for payment either in cash or shares of BankAtlantic Bancorp’s Class A Common Stock, depending on the results of BankAtlantic Bancorp’s then ongoing rights offering and the number of shares allocable to BFC pursuant to its exercise of subscription rights in the rights offering. During July 2010, BankAtlantic Bancorp satisfied the promissory note in full through the issuance of shares of BankAtlantic Bancorp’s Class A Common Stock to BFC, which were in addition to the shares previously issued to BFC as a result of its exercise of subscription rights in the rights offering.

During the years ended December 31, 2011 and 2010, Bluegreen reimbursed the Company approximately $0.1 million and $1.4 million, respectively, for certain expenses incurred in assisting Bluegreen in its efforts to explore additional sources of liquidity. Additionally, during the years ended December 31, 2011 and 2010, Bluegreen paid Snapper Creek, a subsidiary of the Company, approximately $0.7 million and $1.3 million, respectively, for a variety of management advisory services. In addition, we also have an agreement with Bluegreen relating to the maintenance of different independent registered public accounting firms. Pursuant to this agreement, Bluegreen has reimbursed or will reimburse BFC approximately $0.5 million and $0.6 million of fees related to certain reviews and procedures performed by our independent registered public accounting firm at Bluegreen as part of its financial statement audits for 2011 and 2010, respectively.

Beginning in 2009, Bluegreen entered into a land lease with Benihana, who constructed and operates a restaurant on one of Bluegreen’s land parcels. Under the terms of the lease, Bluegreen receives payments from Benihana of approximately $0.1 million annually.

During December 2009, Benihana engaged a subsidiary of BFC to provide certain management, financial advisory and other consulting services. For the year ended December 31, 2010, the consulting fees payable to BFC’s subsidiary under this arrangement were approximately $650,000. This engagement ceased during November 2010. In addition, during 2010, Benihana engaged a separate subsidiary of BFC to provide insurance and risk management services. For the year ended December 31, 2010, BFC’s subsidiary received approximately $45,000 under this arrangement. This engagement ceased during January 2011.

In prior periods, BankAtlantic Bancorp issued options to purchase shares of BankAtlantic Bancorp’s Class A Common Stock to employees of BFC. Additionally, certain employees of BankAtlantic Bancorp have transferred to affiliate companies, and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. BankAtlantic Bancorp from time to time also issues options and restricted stock awards to employees of BFC that perform services for BankAtlantic Bancorp. During the year ended December 31, 2010, BankAtlantic

BFC Financial Corporation

Notes to Consolidated Financial Statements

Bancorp granted 15,000 restricted shares of its Class A Common Stock to employees of BFC that perform services for BankAtlantic Bancorp. These stock awards are scheduled to vest in equal annual installments over a four-year period. There were no options exercised by former BankAtlantic Bancorp employees during the years ended December 31, 2011, 2010 or 2009. Expenses relating to all options and restricted stock awards granted by BankAtlantic Bancorp to BFC employees, as described in this paragraph, was approximately $51,000, $77,000 and $50,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

BankAtlantic Bancorp’s outstanding options and non-vested restricted stock granted to employees of BFC consisted of the following as of December 31, 2011 and 2010:

	As of December 31, 2011		As of December 31, 2010
	BankAtlantic Bancorp Class A Common Stock	Weighted Average Price	BankAtlantic Bancorp Class A Common Stock	Weighted Average Price
Options outstanding	6,999	$311.03	9,551	$276.31
Non-vested restricted stock	11,250	—	15,000	—

BankAtlantic Bancorp and its subsidiaries utilize certain services of the law firm of Greenspoon Marder, successor to Ruden, McClosky, Smith, Schuster & Russell, P.A. (“Ruden McClosky”). Bruno Di Giulian, a director of BankAtlantic Bancorp, was of counsel to Ruden McClosky, until his retirement from the firm in 2006. During the years ended December 31, 2011, 2010 and 2009, BankAtlantic Bancorp paid fees to Ruden McClosky totaling $250,000, $181,000 and $55,000, respectively, and BFC paid fees to Ruden McClosky totaling $19,000, $203,000 and $484,000, respectively.

Certain of BFC’s affiliates, including its executive officers, have independently made investments with their own funds in both public and private entities that BFC sponsored in 2001 and in which it holds investments.

34.	Earnings (Loss) per Share

The Company has two classes of common stock outstanding. The two-class method is not presented in the table below because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes. The number of shares which may be acquired upon the exercise of options and considered outstanding for purposes of calculating diluted earnings per share is based upon application of the treasury stock method to the options outstanding as of the end of the period.

BFC Financial Corporation

Notes to Consolidated Financial Statements

The following reconciles the numerators and denominators of the basic and diluted earnings (loss) per share computation for the years ended December 31, 2011, 2010 and 2009:

	For the Years Ended December 31,
	2011	2010	2009
(In thousands, except per share data)
Basic (loss) earnings per common share
Numerator:
Income (loss) from continuing operations	$23,679	(155,195)	(74,643)
Less: Noncontrolling interests income (loss) from continuing operations	11,578	(65,764)	(121,294)

Income (loss) attributable to BFC	12,101	(89,431)	46,651
Preferred stock dividends	(750)	(750)	(750)

Income (loss) allocable to common stock	11,351	(90,181)	45,901

Loss from discontinued operations	(43,185)	(24,992)	(18,689)
Less: Noncontrolling interests (loss) income from discontinued operations	(19,814)	(10,575)	683

Loss from discontinued operations attributable to BFC	(23,371)	(14,417)	(19,372)

Net (loss) income allocable to common shareholders	$(12,020)	(104,598)	26,529

Denominator:

Basic weighted average number of common shares outstanding	75,790	75,379	57,235

Basic (loss) earnings per common share:
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80
Loss per share from discontinued operations	(0.31)	(0.19)	(0.33)

Basic (loss) earnings per share	$(0.16)	(1.39)	0.47

Diluted (loss) earnings per common share
Numerator:
Income (loss) allocable to common stock	11,351	(90,181)	45,901
Loss from discontinued operations	(23,371)	(14,417)	(19,372)

Net (loss) income allocable to common shareholders	$(12,020)	(104,598)	26,529

Denominator:
Basic weighted average number of common shares outstanding	75,790	75,379	57,235
Effect of dilutive stock options and unvested restricted stock	108	—	—

Diluted weighted average number of common shares outstanding	75,898	75,379	57,235

Diluted (loss) earnings per common share:
Earnings (loss) per share from continuing operations	$0.15	(1.20)	0.80
Loss per share from discontinued operations	(0.31)	(0.19)	(0.33)

Diluted (loss) earnings per share	$(0.16)	(1.39)	0.47

Options to acquire 2,297,858, 2,492,176, and 2,530,983 shares of common stock were anti-dilutive and not included in the calculation of diluted earnings (loss) per share for the years ended December 31, 2011, 2010 and 2009, respectively.

BFC Financial Corporation

Notes to Consolidated Financial Statements

35.	Selected Quarterly Results (Unaudited)

The following tables summarize the results of operations for each fiscal quarter during the years ended December 31, 2011 and 2010. As described in the footnotes to the 2011 table, certain amounts for the quarters ended March 31, 2011 and December 31, 2011 have been revised from the amounts reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on March 30, 2012 (hereafter referred to in this Note 35 as the “Original Form 10-K”).

2011	First Quarter	First Quarter		Second Quarter	Third Quarter	Fourth Quarter	Fourth Quarter		Total
	(in thousands, except for per share data)
	(As Revised)	(As Previously Reported)				(As Revised)	(As Previously Reported)
Revenues	$149,792	144,069	(1)	199,257	173,442	151,909	157,632	(1)	674,400
Costs and expenses	172,614	166,111	(1)	163,205	165,631	153,722	160,225	(1)	655,172

	(22,822)	(22,042)		36,052	7,811	(1,813)	(2,593)		19,228
Gain (loss) on settlement of investment in subsidiary	11,305	11,305		—	—	(615)	(615)		10,690
Gain on extinguishment of debt	—	—		—	—	11,625	11,625		11,625
Equity in earnings (loss) from unconsolidated affiliates	1,777	1,777		475	513	(1,509)	(1,509)		1,256
Other income	574	574		403	318	542	542		1,837

(Loss) income from continuing operations before income taxes	(9,166)	(8,386	)(1)	36,930	8,642	8,230	7,450	(1)	44,636
Less: provision for income taxes	2,145	2,497	(1)	6,520	5,424	6,868	6,516	(1)	20,957

(Loss) income from continuing operations	(11,311)	(10,883)		30,410	3,218	1,362	934		23,679
Discontinued operations, net of income tax	(1,015)	(1,443	)(2)	(33,393)	(3,059)	(5,718)	(5,290	)(2)	(43,185)

Net (loss) income	(12,326)	(12,326)		(2,983)	159	(4,356)	(4,356)		(19,506)
Less: Net (loss) income attributable to noncontrolling interests	(9,715)	(9,715)		3,955	1,963	(4,439)	(4,439)		(8,236)

Net (loss) income attributable to BFC	(2,611)	(2,611)		(6,938)	(1,804)	83	83		(11,270)
Preferred Stock dividends	(188)	(188)		(187)	(188)	(187)	(187)		(750)

Net loss allocable to common stock	$(2,799)	(2,799)		(7,125)	(1,992)	(104)	(104)		(12,020)

Basic (Loss) Earnings per Common Share
(Loss) earnings per share from continuing operations	$(0.03)	(0.02)		0.14	—	0.04	0.04		0.15
Loss per share from discontinued operations	(0.01)	(0.02)		(0.23)	(0.02)	(0.04)	(0.04)		(0.31)

Net loss per common share	$(0.04)	(0.04)		(0.09)	(0.03)	—	—		(0.16)

Diluted (Loss) Earnings per Common Share
(Loss) earnings per share from continuing operations	$(0.03)	(0.02)		0.14	—	0.04	0.04		0.15
Loss per share from discontinued operations	(0.01)	(0.02)		(0.23)	(0.02)	(0.04)	(0.04)		(0.31)

Net loss per common share	$(0.04)	(0.04)		(0.09)	(0.03)	—	—		(0.16)

Basic weighted average number of common shares outstanding	75,381	75,381		75,381	75,381	77,001	77,001		75,790

Diluted weighted average number of common and common equivalent shares outstanding	75,381	75,381		75,381	75,381	77,118	77,118		75,898

(1)

Includes corrections related to the reclassification of Bluegreen Communities as a discontinued operation. The corrections for the quarter ended March 31, 2011 are as follows: (a) a $5.7 million increase to revenues, (b) a $6.5 million increase to costs and expenses, (c) a $0.8 million increase to loss from continuing operations before income taxes, and (d) a $0.4 million decrease to provision for income taxes. The corrections for the quarter ended December 31,

BFC Financial Corporation

Notes to Consolidated Financial Statements

2011 are as follows: (a) a $5.7 million decrease to revenues, (b) a $6.5 million decrease to costs and expenses, (c) a $0.8 million increase to income from continuing operations before income taxes, and (d) a $0.4 million increase to provision for income taxes. The revisions mentioned above are in each case compared to the amounts reported in the Original Form 10-K.
(2)	As a result of the revisions noted above, the loss from discontinued operations, net of income tax, for the quarter ended March 31, 2011 decreased by $0.4 million and, for the quarter ended December 31, 2011, the loss from discontinued operations, net of income tax, increased by $0.4 million, in each case compared to the amounts reported in the Original Form 10-K.

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per share data)
Revenues	$151,552	185,096	176,658	153,312	666,618
Costs and expenses	182,314	220,365	203,184	220,643	826,506

	(30,762)	(35,269)	(26,526)	(67,331)	(159,888)
(Loss) gain on settlement of investment in subsidiary	—	(1,135)	—	158	(977)
Gain on extinguishment of debt	—	—	—	13,049	13,049
Equity in earnings (loss) from unconsolidated affiliates	193	276	317	(1,637)	(851)
Other income	438	1,195	498	556	2,687

Loss from continuing operations before income taxes	(30,131)	(34,933)	(25,711)	(55,205)	(145,980)
Less: (Benefit) provision for income taxes	(863)	4,541	2,218	3,319	9,215

Loss from continuing operations	(29,268)	(39,474)	(27,929)	(58,524)	(155,195)
Discontinued operations, net of income tax	(3,832)	(1,323)	(8,983)	(10,854)	(24,992)

Net loss	(33,100)	(40,797)	(36,912)	(69,378)	(180,187)
Less: Net loss attributable to noncontrolling interests	(13,320)	(25,219)	(12,091)	(25,709)	(76,339)

Net loss attributable to BFC	(19,780)	(15,578)	(24,821)	(43,669)	(103,848)
Preferred Stock dividends	(188)	(187)	(188)	(187)	(750)

Net loss allocable to common stock	$(19,968)	(15,765)	(25,009)	(43,856)	(104,598)

Basic (Loss) Earnings per Common Share
Loss per share from continuing operations	$(0.23)	(0.21)	(0.26)	(0.48)	(1.20)
(Loss) earnings per share from discontinued operations	(0.03)	—	(0.07)	(0.10)	(0.19)
Net loss per common share	$(0.26)	(0.21)	(0.33)	(0.58)	(1.39)

Diluted (Loss) Earnings per Common Share
Loss per share from continuing operations	$(0.23)	(0.21)	(0.26)	(0.48)	(1.20)
(Loss) earnings per share from discontinued operations	(0.03)	—	(0.07)	(0.10)	(0.19)

Net loss per common share	$(0.26)	(0.21)	(0.33)	(0.58)	(1.39)

Basic weighted average number of common shares outstanding	75,376	75,379	75,381	75,381	75,379

Diluted weighted average number of common and common equivalent shares outstanding	75,376	75,379	75,381	75,381	75,379

BFC Financial Corporation

Notes to Consolidated Financial Statements

36.	Subsequent Event

In March 2012, the Bluegreen/Big Cedar Joint Venture, in which Bluegreen owns a 51% interest, made a cash distribution of its operating proceeds to its members. The distribution totaled $15.0 million and was allocated between the Bluegreen/Big Cedar Joint Venture’s members based on their respective equity ownership interests in the Bluegreen/Big Cedar Joint Venture, resulting in a $7.7 million distribution to Bluegreen and a $7.3 million distribution to the other member.

BLUEGREEN’S FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BLUEGREEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2010	December 31, 2011
ASSETS

Unrestricted cash and cash equivalents	$72,085	$80,931
Restricted cash ($41,243 and $38,913 in VIEs at December 31, 2010 and December 31, 2011, respectively)	53,922	51,125
Notes receivable, net ($420,274 and $375,904 in VIEs at December 31, 2010 and December 31, 2011, respectively)	568,985	512,517
Prepaid expenses	4,882	4,120
Other assets	56,790	47,100
Inventory	337,684	302,843
Property and equipment, net	73,815	70,112
Assets held for sale	87,769	28,625

Total assets	$1,255,932	$1,097,373

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Accounts payable	$8,243	$8,834
Accrued liabilities and other	60,518	62,878
Deferred income	17,550	24,549
Deferred income taxes	25,605	15,776
Receivable-backed notes payable — recourse ($22,759 and $15,826 in
VIEs at December 31, 2010 and December 31, 2011, respectively)	135,660	110,016
Receivable-backed notes payable — non-recourse (in VIEs)	436,271	369,314
Lines-of-credit and notes payable	142,120	86,817
Junior subordinated debentures	110,827	110,827

Total liabilities	$936,794	$789,011

Commitments and Contingencies (Note 10)

Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 140,000 shares authorized; 31,327 and 31,288 shares issued December 31, 2010 and December 31, 2011, respectively	314	313
Additional paid-in capital	189,580	191,999
Retained earnings	94,271	77,018

Total Bluegreen Corporation shareholders’ equity	284,165	269,330
Non-controlling interest	34,973	39,032

Total shareholders’ equity	319,138	308,362

Total liabilities and shareholders’ equity	$1,255,932	$1,097,373

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2009	2010	2011
Revenues:
Gross sales of VOI	$230,796	$217,872	$193,509
Estimated uncollectible VOI notes receivable	(31,205)	(94,164)	(29,374)

Sales of VOIs	199,591	123,708	164,135
Fee-based sales commission revenue	20,057	52,966	73,673
Other fee-based services revenue	57,014	67,036	70,985
Interest income	69,337	106,463	94,653

	345,999	350,173	403,446
Costs and expenses:
Cost of VOIs sold	66,589	29,015	40,460
Cost of other resort operations	39,677	44,040	52,094
Selling, general and administrative expenses	172,165	199,497	199,237
Interest expense	32,198	61,545	53,908
Other expense, net	1,810	2,839	1,095

	312,439	336,936	346,794

Income before non-controlling interest, provision for income taxes, and discontinued operations	33,560	13,237	56,652
Provision for income taxes	6,024	2,739	20,655

Income from continuing operations	27,536	10,498	35,997
Loss from discontinued operations, net of income taxes	(23,636)	(46,370)	(45,565)

Net income (loss)	3,900	(35,872)	(9,568)
Less: Net income attributable to non-controlling interest	7,472	8,094	7,685

Net loss attributable to Bluegreen Corporation	$(3,572)	$(43,966)	$(17,253)

(Loss) income attributable to Bluegreen Corporation per common share — Basic
Earnings per share from continuing operations attributable to Bluegreen shareholders	$0.65	$0.08	$0.91
Loss per share from discontinued operations	(0.76)	(1.49)	(1.46)

Loss per share attributable to Bluegreen shareholders	$(0.11)	$(1.41)	$(0.55)

(Loss) income attributable to Bluegreen Corporation per common share — Diluted
Earnings per share from continuing operations attributable to Bluegreen shareholders	$0.65	$0.08	$0.88
Loss per share from discontinued operations	(0.76)	(1.47)	(1.42)

Loss per share attributable to Bluegreen shareholders	$(0.11)	$(1.40)	$(0.54)

Weighted average number of common shares:
Basic	31,088	31,165	31,220

Diluted	31,100	31,469	32,110

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

			Equity Attributable to Bluegreen Shareholders
Common Shares Issued		Total	Common Stock	Additional Paid-in- Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net of Income Taxes	Equity Attributable to Non- Controlling Interest
31,240	Balance at December 31, 2008	$411,985	$312	$182,654	$196,328	$3,173	$29,518
—	Net income (loss)	3,900	—	—	(3,572)	—	7,472
—	Other comprehensive income	405	—	—	—	405	—
—	Stock compensation	4,404	—	4,404	—	—	—
103	Vesting of restricted stock	2	2	—	—	—	—
—	Stock issuance costs	(52)	—	(52)	—	—	—
—	Cumulative effect of change in accounting principle	2,576	—	—	6,762	(4,186)	—

31,343	Balance at December 31, 2009	423,220	314	187,006	199,518	(608)	36,990
—	Impact of adoption of ASU 2009-16 and 2009-17	(60,673)	—	—	(61,281)	608	—

31,343	Balance at January 1, 2010	362,547	314	187,006	138,237	—	36,990
—	Net income (loss)	(35,872)	—	—	(43,966)	—	8,094
—	Member distribution to non-controlling interest holder	(10,111)	—	—	—	—	(10,111)
(16)	Stock compensation	2,574	—	2,574	—	—	—

31,327	Balance at December 31, 2010	319,138	314	189,580	94,271	—	34,973
—	Net income (loss)	(9,568)	—	—	(17,253)	—	7,685
—	Member distribution to non-controlling interest holder	(3,626)	—	—	—	—	(3,626)
67	Shares issued upon exercise of stock options	169	—	169	—	—	—
—	Stock compensation	3,791	—	3,791	—	—	—
(106)	Restricted stock cancellation due to award modification	(1,186)	(1)	(1,185)	—	—	—
—	Net change in deferred taxes for stock compensation	(356)	—	(356)	—	—	—

31,288	Balance at December 31, 2011	$308,362	$313	$191,999	$77,018	$—	$39,032

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Operating activities:
Net income (loss)	$3,900	$(35,872)	$(9,568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash communities inventory impairment	13,159	54,564	—
Non-cash loss on assets held for sale	—	—	59,144
Other non-cash charges	—	1,623	—
Non-cash stock compensation expense	4,406	2,574	2,605
Depreciation and amortization	15,579	14,910	13,166
Loss on disposal of property and equipment	173	427	50
Loss on sales of golf courses	10,544	—	—
Estimated uncollectible notes receivable	31,641	94,554	29,549
Benefit for deferred income taxes	(3,409)	(27,238)	(10,185)
Interest accretion on retained interests in notes receivable sold	(19,186)	—	—
Changes in operating assets and liabilities:
Notes receivable	(21,332)	23,033	26,919
Prepaid expenses and other assets	(2,454)	143	7,209
Changes in restricted cash	(2,694)	6,504	2,797
Inventory	6,178	27,090	34,841
Accounts payable, accrued liabilities and other	(21,930)	1,628	10,144

Net cash provided by operating activities	14,575	163,940	166,671

Investing activities:
Cash received from retained interests in notes receivable sold	43,741	—	—
Business acquisitions	—	(2,208)	—
Purchases of property and equipment	(7,521)	(3,702)	(4,009)
Proceeds from sales of property and equipment	13	—	—
Proceeds from sales of golf courses, net	9,414	—	—

Net cash provided by (used in) investing activities	45,647	(5,910)	(4,009)

Financing activities:
Proceeds from borrowings collateralized by notes receivable	81,683	196,985	56,647
Payments on borrowings collateralized by notes receivable	(90,180)	(279,383)	(150,044)
Proceeds from borrowings under line-of-credit facilities and notes payable	11,861	—	—
Payments under line-of-credit facilities and notes payable	(48,944)	(56,861)	(55,303)
Payments of debt issuance costs	(4,660)	(7,066)	(1,659)
Stock issuance cost	(52)	—	—
Distributions to non-controlling interest	—	(10,111)	(3,626)
Proceeds from exercise of stock options	—	—	169

Net cash used in financing activities	(50,292)	(156,436)	(153,816)

Net increase in cash and cash equivalents	9,930	1,594	8,846
Unrestricted cash and cash equivalents at beginning of period	60,561	70,491	72,085

Unrestricted cash and cash equivalents at end of period	$70,491	$72,085	$80,931

Supplemental schedule of non-cash operating, investing and financing activities:
Inventory acquired through financing	$—	$13,200	$—

Retained interests in notes receivable sold	$(11,078)	$—	$—

Supplemental schedule of operating cash flow information:
Interest paid, net of amounts capitalized	$36,372	$56,927	$51,271

Income taxes paid	$2,475	$1,666	$2,705

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Organization

We are a sales, marketing and management company, primarily focused on the vacation ownership industry. Our business has historically been conducted through two operating segments — our resorts business segment (“Bluegreen Resorts”) and our residential communities business segment (“Bluegreen Communities”).

Our continuing operations relate to Bluegreen Resorts. Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed and owned by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of third parties typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of our 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to us.

Bluegreen Communities markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities. Bluegreen Communities also has realty and daily-fee golf course operations. Bluegreen Communities’ historical operations also included acquiring, developing and subdividing the property comprising its residential homesites. As previously disclosed, our Board of Directors made a determination during June 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation for all periods in the accompanying financial statements. On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio and Bluegreen or Bluegreen Communities subsidiaries will generally remain responsible for commitments and liabilities relating to previously completed developments and assets not sold to Southstar. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. As the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will continue to be liabilities of our subsidiaries. Southstar has advised us that it has obtained the financing required in order to close the transaction, but obtaining such financing is not a closing condition. However, closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. See Note 13 for additional information.

On November 11, 2011, we entered into a definitive merger agreement with BFC Financial Corporation (“BFC”), pursuant to which, upon consummation of the merger contemplated by the agreement and subject to the terms and conditions thereof, we will become a wholly owned subsidiary of BFC and our shareholders (other than BFC) will be entitled to receive eight shares of BFC’s Class A Common Stock for each share of our common stock that they hold at the effective time of the merger (subject to adjustment in connection with the reverse stock split expected to be effected by BFC immediately prior to the consummation of the merger).

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BFC owns approximately 54% of our common stock as well as a controlling interest in BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) and a non-controlling interest in Benihana, Inc. (“Benihana”).

The merger agreement provides for the transaction to be consummated by June 30, 2012, subject to extension to a date no later than September 30, 2012 in the event the parties are proceeding in good faith with respect to the consummation of the merger. However, consummation of the merger is subject to a number of closing conditions, including the approval of both our and BFC’s shareholders, the listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger and the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger. There is no assurance that the merger will be consummated on the contemplated terms, including in the contemplated time frame, or at all.

Following the announcement of our entry into the merger agreement, purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the presiding court to be appropriate have been filed. See “Information About Bluegreen — Legal Proceedings.”

Certain of our outstanding facilities with Wells Fargo Bank, N.A. (“Wells Fargo”) and Resort Finance America LLC (“RFA”), which had an aggregate outstanding balance of approximately $21.1 million at December 31, 2011, require the prior consent of the lenders to the merger. The Wells Fargo loan ($19.9 million outstanding as of December 31, 2011) is due the earlier of June 30, 2012 or the closing of the merger. RFA has indicated that they intend to consent to the merger, and we are in the process of legal documentation on such consent.

If the merger is consummated, our common stock will no longer be listed for trading on the New York Stock Exchange (the “NYSE”) or registered under the Exchange Act of 1934 (the “Exchange Act”). As described above, the merger agreement requires, as a condition to the merger, that BFC’s Class A Common Stock be approved for listing on a national securities exchange at the effective time of the merger. See Note 14 for additional information.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the accounts of all of our wholly-owned subsidiaries, entities in which we hold a controlling financial interest, and variable interest entities (sometimes referred to herein as “VIEs”) of which we are the primary beneficiary and Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), in which we are deemed to hold a controlling financial interest based on our 51% equity interest, our active role as the day-to-day manager of its activities, and our majority voting control of its management committee. We do not consolidate our statutory business trusts formed to issue trust preferred securities as these entities represent variable interest entities in which we are not the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Consolidations (Topic 810). The statutory business trusts are accounted for under the equity method of accounting. We have eliminated all significant intercompany balances and transactions in consolidation.

On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-16, Transfers and Servicing (“ASC 860”): Accounting for Transfers of Financial Assets (“ASU 2009-16”), and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). The adoption of these standards resulted in our consolidation, on January 1, 2010, of seven special purpose finance entities associated with past securitization transactions. See Note 2 for further information. Prior to January 1, 2010, in accordance with then-prevailing generally accepted accounting principles (“GAAP”), we did not consolidate these special purpose finance entities in our financial statements because the securitization transactions qualified as sales of financial assets.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As described above and further in Note 13, the operating results of Bluegreen Communities are classified as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Correction of Immaterial Errors

Sales Discount Classification

We identified an error related to our classification in the consolidated statements of operations of a certain sales discount. We determined that in accounting for such discount, we did not properly classify the discount as a reduction to sales of real estate but instead included such amount as a component of selling, general and administrative expenses. This error did not impact net income (loss) for any period. However, we have revised the consolidated statements of operations for each of the years ended December 31, 2009 and 2010 by reducing both sales of real estate and selling, general and administrative expenses by $2.2 million and $2.1 million, respectively.

Presentation of Repurchased Stock

We also identified an error related to our presentation of repurchased shares of our common stock, which we had previously classified as “treasury stock” on our consolidated balance sheets and consolidated statements of shareholders’ equity. In accordance with the Massachusetts Business Corporation Act, which eliminated the concept of treasury shares for Massachusetts corporations, shares of common stock repurchased constitute authorized but unissued shares. Accordingly, we have revised our presentation of the 2.8 million shares of our common stock previously repurchased to reflect these shares as unissued, and have reduced retained earnings by the $12.9 million previously attributed to treasury stock. This error did not impact total shareholders’ equity in any period.

We reviewed the impact on prior periods of the errors discussed above in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 99, “Materiality,” and determined that the errors were not material.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We invest cash in excess of our immediate operating requirements in short-term time deposits and money market instruments generally with original maturities at the date of purchase of three months or less. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Canada and Aruba. However, a significant portion of our unrestricted cash is maintained with a single bank and, accordingly, we are subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining our deposits are performed to evaluate and, if necessary, take actions in an attempt to mitigate credit risk.

Restricted cash consists primarily of customer deposits held in escrow accounts and cash collected on pledged notes receivable not yet remitted to lenders.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

In accordance with the requirements of ASC 970, Real Estate (“ASC 970”), we recognize revenue on VOI and homesite sales when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectability of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. As described above and further in Note 13, the revenues of Bluegreen Communities, which include homesite sales, are included within the results of discontinued operations for all periods presented in the accompanying consolidated statements of operations.

We believe that we use a reasonably reliable methodology to estimate the collectability of the receivables representing the remainder of the sales price of real estate sold. See further discussion of our policies regarding the estimation of credit losses on our notes receivable below. Should our estimates regarding the collectability of our receivables change adversely, we may have to defer the recognition of sales and our results of operations could be negatively impacted. Under timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of our VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale. If after considering the value of the incentive the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type, or value of sales incentives that we provide to buyers of our VOIs may result in additional VOI sales being deferred or extend the period during which a sale is deferred, in which case our results of operations may be materially adversely impacted.

In cases where development has not been substantially completed, we recognize revenue in accordance with the percentage-of-completion method of accounting. Should our estimates of the total anticipated cost of completing any of our projects increase, we may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which may materially and adversely impact our results of operations.

Under timeshare accounting rules, rental operations, including accommodations provided through the use of our sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenues are expensed as incurred. Conversely, incremental revenues in excess of incremental carrying costs are recorded as a reduction to VOI inventory. Incremental carrying costs include costs that have been incurred by us during the holding period of the unsold VOIs, such as developer subsidies and maintenance fees on unsold VOI inventory. During the years ended December 31, 2009, 2010 and 2011, all of our rental revenue and sampler revenue earned was recorded as an off-set to cost of other resort operations, as such amounts were less than the incremental carrying cost.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to sales of real estate, we also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered (1).

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other resort operations.”

(1)	In connection with our management of the property owners’ associations, among other things, we act as agent for the property owners’ association to operate the resort as provided under the management agreements. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners’ association bears all of the economic costs of such personnel and generally pays us in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the property owners’ associations relating to direct pass-through costs are recorded net of the related expenses.

Our cost of other resort operations consists of the costs associated with the various revenues described above as well as developer subsidies and maintenance fees on our unsold VOIs.

Notes Receivable

Our notes receivable are carried at amortized cost less an allowance for bad debts. Interest income is suspended and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2010 and 2011, $27.8 million and $20.9 million, respectively, of our VOI notes receivable were more than three months contractually past due and, hence, were not accruing interest income. Our notes receivable are generally written off as uncollectible when they have become approximately 120 days past due.

We estimate uncollectibles for VOI notes receivable in accordance with timeshare accounting rules. Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable over the applicable historical period. We use a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes. We also consider whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards. Additionally, under timeshare accounting rules, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. We review our reserve for loan losses on at least a quarterly basis. Loan origination costs are deferred and recognized over the life of the related notes receivable.

Retained Interest in Notes Receivable Sold

We periodically sell notes receivable related to the sale of VOIs. In connection with such transactions, we retain subordinated tranches and rights to excess interest spread which represent retained interests in the notes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

receivable sold. Prior to the adoption of ASU 2009-17 on January 1, 2010, these retained interests were reported as assets and treated as available-for-sale investments and, accordingly, carried at fair value. Changes in the fair values of the retained interests in notes receivable sold considered temporary were included in our shareholders’ equity as accumulated other comprehensive income, net of income taxes. The portion of other-than-temporary declines in fair value that represented credit losses were charged to operations.

During 2009, we recorded charges totaling $1.1 million for other-than-temporary decreases in the fair value of certain of our retained interest in notes receivable sold. The decrease in the fair value of our retained interest in notes receivable sold primarily resulted from an increase in the discount rates applied to estimated future cash flows on our retained interests to reflect then-current interest rates in the securitization market and unfavorable changes in the amount and timing of estimated future cash flows. These charges have been netted against interest income in our consolidated statement of operations for the year ended December 31, 2009.

Subsequent to the adoption of ASU 2009-17 on January 1, 2010, we consolidated special purpose finance entities associated with prior securitization transactions that previously qualified for off-balance-sheet sales treatment, and as a result, the retained interests were eliminated. See Note 2 for additional information.

Inventory

Our inventory consists of completed VOIs, VOIs under construction and land held for future vacation ownership development. We carry our completed inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes plus other costs incurred during construction, or (ii) estimated fair value, less costs to sell. VOI inventory and cost of sales are accounted for under timeshare accounting rules, which define a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage — the ratio of total estimated development costs to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable. Also, pursuant to timeshare accounting rules, we do not relieve inventory for VOI cost of sales related to anticipated credit losses. Accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable.

We also periodically evaluate the recovery of the carrying amount of our incomplete or undeveloped resort properties in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), which provides guidance relating to the accounting for the impairment or disposal of long-lived assets.

Assets Held for Sale

As described above, the Purchase and Sale Agreement entered into with Southstar on October 12, 2011 provides for the sale to Southstar of substantially all of the inventory and the fixed assets related to Bluegreen Communities. Therefore, such assets are presented separately on our consolidated balance sheets as “assets held for sale.” The carrying value of assets held for sale is based on the fair value less estimated costs to sell. The fair value of assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale agreement described above. During 2011, we recorded non-cash charges of $59.1 million to write down the value of Bluegreen Communities’ assets to their estimated fair value less costs to sell.

Deferred Financing Costs

Deferred financing costs included in “other assets” on our consolidated balance sheets are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized to

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

interest expense over the terms of the related financing arrangements. As of December 31, 2010 and 2011, deferred financing costs were $16.9 million and $13.6 million, respectively. We recognized amortization of deferred financing costs for the years ended December 31, 2009, 2010, and 2011 of approximately $3.9 million, $5.4 million, and $4.9 million, respectively.

Property and Equipment

Our property and equipment is recorded at acquisition cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements.

Impairment of Long-Lived Assets

We evaluate the recovery of the carrying amounts of our long-lived assets under the guidelines of ASC 360. We review the carrying amounts of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized to write-down the carrying value of the asset to its estimated fair value less any costs of disposition.

Deferred Income

We defer VOI revenue, net of related selling expenses, for sales for which the legal rescission period has expired but the required revenue recognition criteria described above has not been met. Additionally, in connection with our sampler programs, we defer proceeds, net of direct incremental selling expenses, for guest stays not yet completed. As of December 31, 2010 and 2011, our deferred income was as follows (in thousands):

	As of
	December 31, 2010	December 31, 2011
Deferred sampler program income	$7,025	$12,406
Deferred VOI revenue	6,212	6,944
Other deferred income	4,313	5,199

Total	$17,550	$24,549

Income Taxes

Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and in a different period for income tax purposes. The tax effects of such differences are reported as deferred income taxes. Valuation allowances are recorded for periods in which realization of deferred tax assets does not meet a more likely than not standard. See Note 11 for additional information on income taxes.

Advertising Expense

We expense advertising costs, which include marketing costs, as incurred. Advertising expense for Bluegreen Resorts was $37.4 million, $48.3 million and $48.6 million for the years ended December 31, 2009, 2010 and 2011, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

We account for stock-based compensation using the fair value method of expense recognition. We utilize the Black-Scholes option pricing model for calculating the fair value of each option granted. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value of the estimate, and therefore, the existing valuation models do not provide a precise measure of the fair value of our employee stock options.

We did not grant stock options during 2011 or 2010. The fair value of the options granted during 2009 was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the Year Ended December 31, 2009
Risk free investment rate	2.4%
Dividend yield	0.0%
Volatility factor of expected market price	84.2%
Expected term	5.0 years

At the grant date, we estimate the number of shares ultimately expected to vest and subsequently adjust compensation costs for any changes in the estimated rate of forfeitures. We use historical data to estimate the forfeiture rate and historical option exercise behavior to estimate the expected term of life of the option. The risk-free investment rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use the historical volatility of our common stock to estimate the volatility factor of expected market price. We recognize stock-based compensation expense on a straight-line basis over the service or vesting period of the instrument.

During 2011, we modified stock awards held by certain of our employees. Please refer to Note 9 for further discussion.

Earnings per Common Share

We compute basic earnings per common share by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per common share, but also gives effect to all dilutive stock options and unvested restricted stock using the treasury stock method. Income from continuing operations, excluding income attributable to the non-controlling interest, is used as the control number in determining whether the potential common shares are dilutive or antidilutive. No stock options were exercised during 2009 or 2010. During 2011, 67,027 shares of common stock were issued as a result of stock option exercises.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth our computation of basic and diluted earnings per common share from continuing operations attributable to Bluegreen shareholders (in thousands, except per share data):

	Year Ended December 31,
	2009	2010	2011
Basic and diluted earnings per common share — numerator:
Income from continuing operations	$27,536	$10,498	$35,997
Net income attributable to non-controlling interests	7,472	8,094	7,685

Income from continuing operations attributable to Bluegreen Corporation	$20,064	$2,404	$28,312

Denominator:
Denominator for basic earnings per common share-weighted-average shares	31,088	31,165	31,220
Effect of dilutive securities:
Stock options and unvested restricted stock (1)	12	304	890

Denominator for diluted earnings per common share-adjusted weighted-average shares and assumed conversions	31,100	31,469	32,110

Earnings per share from continuing operations attributable to Bluegreen Corporation — Basic:	$0.65	$0.08	$0.91
Earnings per share from continuing operations attributable to Bluegreen Corporation — Diluted:	$0.65	$0.08	$0.88

(1)	During the years ended December 31, 2009, 2010, and 2011, approximately 4.1 million, 2.6 million and 2.4 million shares, respectively, were excluded from the determination of diluted earnings per common share because their effect would have been anti-dilutive.

Comprehensive Income (Loss)

Prior to January 1, 2010, our accumulated other comprehensive income (loss), net of income taxes (benefit), was comprised of net unrealized losses on retained interests in notes receivable sold, which were held as available-for-sale investments. Our retained interests in notes receivable sold were eliminated on January 1, 2010 in connection with the adoption of ASU 2009-17.

Acquisitions

In 2010, the Bluegreen/Big Cedar Joint Venture acquired Paradise Point Resort, which is located in close proximity to the existing Wilderness Club at Big Cedar in Ridgedale, Missouri, for the purpose of expanding the amount of completed VOI inventory available for sale by the Bluegreen/Big Cedar Joint Venture as well as to develop and sell new VOI inventory in the future. The purchase price of the resort was $7.7 million, and was primarily allocated to VOI inventory. This acquisition did not have a material impact on our operations. The acquisition constituted the purchase of a business under ASC 805, Business Acquisitions (“ASC 805”).

Recently Adopted Accounting Pronouncements

We did not adopt any accounting standards during 2011 that had a significant impact on our financial statements.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

disclosures about fair value measurements. This guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within fiscal years, beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our financial statements.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires the presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. This guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within fiscal years, beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our financial statements.

2. Cumulative Effect of a Change in Accounting Principle

On January 1, 2010, we adopted ASU 2009-16 and ASU 2009-17. As a result of the adoption of these accounting standards, we consolidated seven of our then-existing special purpose finance entities associated with prior securitization transactions which previously qualified for off-balance-sheet sales treatment. The consolidation of these special purpose finance entities resulted in a one-time, non-cash, after-tax reduction to retained earnings of $61.3 million, representing the cumulative effect of a change in accounting principle during the year ended December 31, 2010. As a result of the adoption of these standards, our statement of operations and statement of cash flows for 2009 are not comparable to those of subsequent periods.

ASU 2009-16 and ASU 2009-17 impacted our consolidated statements of operations for the periods ended subsequent to December 31, 2009 as a result of the recognition of additional interest income from VOI notes receivable now consolidated, partially offset by the absence of accretion income attributable to retained interests that were eliminated, additional interest expense from the consolidation of debt obligations and increased estimated uncollectible VOI notes receivable.

In addition, the consolidation of the special purpose finance entities resulted in the following impacts to our balance sheet at January 1, 2010: (1) assets increased by $319.3 million, primarily representing the consolidation of notes receivable, net of allowance, partially offset by the elimination of our retained interests; (2) liabilities increased by $380.0 million, primarily representing the consolidation of non-recourse debt obligations to securitization investors, partially offset by the elimination of certain deferred tax liabilities; and (3) total Bluegreen Corporation shareholders’ equity decreased by approximately $60.7 million. The cash flows from borrowings and repayments associated with the securitized VOI debt are now presented as cash flows from financing activities on our consolidated statements of cash flows.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Notes Receivable

The table below provides additional information relative to our notes receivable and our allowance for loan losses as of December 31, 2010 and 2011 (dollars in thousands):

	As of
	December 31, 2010	December 31, 2011
Notes receivable secured by VOIs:
VOI notes receivable — non-securitized	$171,901	$154,020
VOI notes receivable — securitized	533,479	459,778

	705,380	613,798
Allowance for loan losses — non-securitized	(29,263)	(22,739)
Allowance for loan losses — securitized	(113,205)	(83,874)

VOI notes receivable, net	$562,912	$507,185

Allowance as a % of gross notes receivable	20%	17%

Notes receivable secured by homesites:
Notes receivable	$6,765	$5,801
Allowance for loan losses	(692)	(469)

Homesite notes receivable, net	$6,073	$5,332

Allowance as a % of gross notes receivable	10%	8%

Total notes receivable:
Gross notes receivable	$712,145	$619,599
Allowance for loan losses	(143,160)	(107,082)

Notes receivable, net	$568,985	$512,517

Allowance as a % of gross notes receivable	20%	17%

The weighted-average interest rate on our notes receivable was 14.8%, 15.2% and 15.3% at December 31, 2009, 2010, and 2011, respectively. All of our VOI loans bear interest at fixed rates. The weighted-average interest rate charged on loans secured by VOIs was 14.9%, 15.3%, and 15.4% at December 31, 2009, 2010, and 2011, respectively. The majority of our notes receivable secured by homesites bear interest at variable rates. The weighted- average interest rate charged on loans secured by homesites was 8.8%, 7.8%, and 7.8% at December 31, 2009, 2010, and 2011, respectively.

Our VOI receivables are generally secured by property located in Florida, Louisiana, Nevada, New Jersey, Michigan, Missouri, Pennsylvania, South Carolina, Tennessee, Virginia, Wisconsin, and Aruba. The majority of Bluegreen Communities’ notes receivable are secured by homesites in Georgia, Texas, and Virginia.

Our notes receivable are carried at amortized cost less an allowance for bad debts. Interest income is suspended, and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2010 and 2011, $27.8 million and $20.9 million, respectively, of our VOI notes receivable were more than three months past due, and accordingly, consistent with our policy, were not accruing interest income.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future principal payments due on our notes receivable as of December 31, 2011 are as follows (dollars in thousands):

2012	$80,789
2013	81,633
2014	87,325
2015	90,806
2016	88,767
Thereafter	190,279

Total	$619,599

Credit Quality for Financed Receivables and the Allowance for Credit Losses

The activity in our allowance for loan losses (including our homesite notes receivable) was as follows (dollars in thousands):

	Year Ended December 31,
	2009	2010	2011
Balance, beginning of year	$52,029	$46,826	$143,160
One time impact of ASU 2009-16 and 2009-17 (1)	—	86,252	—
Provision for loan losses (2)	31,641	94,554	29,549
Less: Write-offs of uncollectible receivables	(36,844)	(84,472)	(65,627)

Balance, end of year	$46,826	$143,160	$107,082

(1)	On January 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which required us to consolidate special purpose finance entities that were previously recorded “off-balance sheet.” See Note 2 above.
(2)

Includes charges totaling $69.7 million and $13.0 million during 2010 and 2011, respectively, to increase the allowance for uncollectible VOI notes receivable in connection with loans generated prior to December 15, 2008, the date on which we implemented FICO® score-based credit standards.

We hold large amounts of homogeneous VOI notes receivable and assess uncollectability based on pools of receivables. In estimating future credit losses, we do not use a single primary indicator of credit quality but instead evaluate our VOI notes receivable based upon a combination of factors, including a static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, as well as the FICO® scores of the borrowers at the time of origination.

The following table shows the delinquency status of our VOI notes receivable as of December 31, 2010 and 2011 (dollars in thousands):

	As of December 31,
	2010	2011
Current	$655,304	$576,063
31-60 days	12,063	9,038
61-90 days	10,228	7,836
Over 91 days (1)	27,785	20,861

Total	$705,380	$613,798

(1)	Includes $16.9 million and $12.1 million as of December 31, 2010 and 2011, respectively, related to VOI transactions that, as of such date, had been foreclosed but the related VOI note receivable balance has not yet been charged off in accordance with the provisions of certain of our receivable-backed notes payable. These VOI notes receivable have been reflected in the allowance for loan loss.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Variable Interest Entities

We sell VOI notes receivable originated by Bluegreen Resorts through special purpose finance entities. These transactions are generally structured as non-recourse to us, with the exception of one securitization transaction entered into in 2010 which was guaranteed by us. These transactions are generally designed to provide liquidity for us and transfer the economic risks and certain of the benefits of the notes receivable to third-parties. In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable. We service the securitized notes receivable for a fee which we believe approximates market.

With each securitization, we generally retain a portion of the securities. Under these arrangements, the cash payments received from obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by us; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to an increase in default rates or loan loss severity) or other trigger events occur, the funds received from obligors are distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured. As of December 31, 2011, we were in compliance with all applicable terms and no trigger events had occurred.

In accordance with applicable guidance for the consolidation of variable interest entities, we analyze our variable interests, which may consist of loans, guarantees, and equity investments, to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and we base our qualitative analysis on the design of the entity, its organizational structure, including decision-making ability, and relevant financial agreements. We also use our qualitative analysis to determine if we must consolidate a variable interest entity as the primary beneficiary. In accordance with applicable accounting guidance currently in effect, we have determined these entities to be VIEs and consolidate the entities into our financial statements as we are the primary beneficiary of the entities.

Under the terms of certain of our timeshare note sales, we have the right to repurchase or substitute for new notes, a limited amount of defaulted mortgage notes at the outstanding principal balance plus accrued interest or, in some facilities, at 24% of the original sale price associated with the VOI which collateralizes the defaulted mortgage note. Repurchases and substitutions by us of defaulted notes during 2009, 2010 and 2011 were $75.5 million, $37.6 million and $22.4 million, respectively.

Below is the information related to the assets and liabilities of the VIEs included on our consolidated balance sheets (dollars in thousands):

	As of
	December 31, 2010	December 31, 2011
Restricted cash	$41,243	$38,913
Securitized notes receivable, net	420,274	375,904
Receivable backed notes payable — non-recourse	436,271	369,314
Receivable backed notes payable — recourse	22,759	15,826

The restricted cash and the securitized notes receivable balances disclosed above are restricted to satisfy obligations of the VIEs.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to GAAP in effect prior to 2010, seven of our eight special purpose finance entities then in existence met the definition of a qualified special purpose entity, and were not consolidated in our financial statements. Upon the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, we were required to evaluate these entities for consolidation. Since we created these entities to serve as financing vehicles for holding assets and related liabilities, and the entities have no equity investment at risk, they are considered variable interest entities. Furthermore, since we continue to service the notes and retain rights to receive benefits that are potentially significant to the entities, we concluded that we are the entities’ primary beneficiary and, therefore, we now consolidate these entities into our financial statements. See Note 2 for a description of the impact of the initial consolidation of these entities.

The table below summarizes certain cash flows received from and (paid to) our qualifying special purpose finance entities during 2009 (dollars in thousands):

Year Ended December 31, 2009
Collections on previously sold notes receivable	$(136,685)
Servicing fees received	7,612
Purchases of defaulted receivables	(920)
Resales of foreclosed assets	(14,802)
Remarketing fees received	8,187
Cash received on retained interests in notes receivable sold	43,741
Cash paid to fund required reserve accounts	(1,148)
Purchases of upgraded accounts	(516)

5. Inventory

Our VOI inventory consists of the following (dollars in thousands):

	As of
	December 31, 2010	December 31, 2011
Completed VOI units	$254,479	$218,281
Construction-in-progress	—	1,609
Real estate held for future development	83,205	82,953

	$337,684	$302,843

We review real estate held for future resort development for impairment under the guidelines of ASC 360, which require that such properties be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. No impairment charges were recorded with respect to Bluegreen Resorts’ inventory during any of the periods presented.

See Note 13 for a discussion of the impairment charges we recorded with respect to certain of Bluegreen Communities’ inventory, which is classified as “assets held for sale.”

Interest capitalized to VOI inventory during 2009 was $1.3 million. Interest capitalized to VOI inventory during 2010 and 2011 was insignificant. The interest expense reflected in our consolidated statements of operations is net of capitalized interest.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property and Equipment

Our property and equipment consisted of the following (dollars in thousands):

		As of December 31,
	Useful Lives	2010	2011
Office equipment, furniture and fixtures	3-14 years	$56,049	$57,224
Land, buildings and building improvements	3-30 years	70,606	70,744
Leasehold improvements	2-14 years	11,229	11,293
Transportation and equipment	3-5 years	2,002	1,969

		139,886	141,230
Accumulated depreciation and amortization of leasehold improvements		(66,071)	(71,118)

Total		$73,815	$70,112

7. Debt

Contractual minimum principal payments required on our debt, net of unamortized discount, by type, for each of the five years and thereafter subsequent to December 31, 2011 are shown below (dollars in thousands):

	Lines-of-credit and notes payable	Recourse receivable-backed notes payable	Non-recourse receivable-backed notes payable	Junior subordinated debendures	Total
2012	$67,442	$868	$—	$—	$68,310
2013	4,242	3,930	—	—	8,172
2014	727	53,762	—	—	54,489
2015	12,132	5,641	36,954	—	54,727
2016	258	29,549	—	—	29,807
Thereafter	2,016	16,266	332,360	110,827	461,469

Total	$86,817	$110,016	$369,314	$110,827	$676,974

The minimum contractual payments set forth in the table above may differ from actual payments due to the timing of principal payments required upon (1) the sale of real estate assets that serve as collateral on certain debt (release payments) and (2) cash collections of pledged or transferred notes receivable.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lines-of-Credit and Notes Payable

We have outstanding borrowings with various financial institutions and other lenders, which have been used to finance the acquisition and development of our inventory and to fund operations. Financial data related to our borrowing facilities is as follows (dollars in thousands):

	As of
	December 31, 2010			December 31, 2011
	Balance	Interest Rate	Carrying Amount of Pledged Assets	Balance	Interest Rate	Carrying Amount of Pledged Assets
RFA AD&C Facility	$52,264	4.76%	$127,460	$21,619	4.80%	$70,640
H4BG Communities Facility	30,842	8.00%	66,925	23,889	8.00%	21,373
Wells Fargo Term Loan	30,776	7.13%	104,747	19,858	7.17%	98,034
Foundation Capital	13,200	8.00%	17,574	12,860	8.00%	15,437
Textron AD&C Facility	9,290	4.50 – 4.75%	26,579	3,866	4.75%	9,653
Fifth Third Bank Note Payable	3,154	3.26%	4,680	2,909	3.30%	4,518
Other	2,594	5.00 –11.03%	2,293	1,816	5.00 –6.88%	1,705

Total	$142,120		$350,258	$86,817		$221,360

RFA AD&C Facility. This facility was used to finance the acquisition and development of certain of our resorts and currently has one outstanding project loan, which is collateralized by our Bluegreen Club 36™ resort in Las Vegas, Nevada (the “Club 36 Loan”). The maturity date for the Club 36 Loan is June 30, 2012. Principal payments are effected through agreed-upon release prices as timeshare interests in the Club 36 resort that serve as collateral under the facility are sold, subject to periodic minimum required amortization. As of December 31, 2011, we had no availability under this facility. Indebtedness under the facility bears interest at the 30-day LIBOR plus 4.50% (4.80% as of December 31, 2011). During 2011, we repaid $30.6 million of the outstanding balance under this facility, including the repayment in full of a loan collateralized by our Fountains Resort in Orlando, Florida.

H4BG Communities Facility. The H4BG Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects: Havenwood at Hunter’s Crossing (New Braunfels, Texas); The Bridges at Preston Crossings (Grayson County, Texas); King Oaks (College Station, Texas); Vintage Oaks at the Vineyard (New Braunfels, Texas); and Sanctuary Cove at St. Andrews Sound (Waverly, Georgia). In addition, the H4BG Communities Facility is secured by the following golf courses: The Bridges at Preston Crossings (Grayson County, Texas) and Sanctuary Cove (Waverly, Georgia).

Principal payments are effected through agreed-upon release prices as real estate collateralizing the H4BG Communities Facility is sold, subject to minimum required amortization. The interest rate on the H4BG Communities Facility is the Prime Rate plus 2.0%, subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20 million, and (2) 6.0% thereafter. As the outstanding balance was approximately $23.9 million as of December 31, 2011, the interest rate under the facility as of December 31, 2011 was 8.0%. The H4BG Communities Facility also requires that a fee of $2.0 million be paid to the lender upon the maturity of the facility. During 2011, we repaid $7.0 million of the outstanding balance under this facility.

The facility is scheduled to mature on December 31, 2012, however, if the assets that secure the facility are sold prior to the scheduled maturity date, the facility will mature upon the sale of the assets and the $2.0 million fee described above will also be due at that time. The assets to be sold under the Purchase and Sale Agreement with Southstar include the assets pledged as collateral under this facility.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wells Fargo Term Loan. On April 30, 2010, we entered into a definitive agreement with Wells Fargo., which amended, restated and consolidated our then existing notes payable and line-of-credit with Wachovia Bank, N.A. into a single term loan with Wells Fargo (the “Wells Fargo Term Loan”). The notes payable and line-of-credit which were consolidated into the Wells Fargo Term Loan had a total outstanding balance of $36.4 million as of April 30, 2010. Under the terms of the agreement, principal payments are effected through agreed-upon release prices as real estate collateralizing the Wells Fargo Term Loan is sold, subject to minimum required amortization. In addition to the resort projects previously pledged as collateral for the various notes payable to Wachovia, we pledged additional timeshare interests, resorts real estate, and the residual interests in certain of our sold VOI notes receivable as collateral for the Wells Fargo Term Loan. As required by the terms of the Wells Fargo Term Loan, Wells Fargo received, as additional collateral, the residual interest in a term securitization transaction we completed in December 2010. The Wells Fargo Term Loan bears interest at the 30-day LIBOR plus 6.87% (7.17% as of December 31, 2011) and was originally scheduled to mature in April 2012. In February 2012, the facility was amended to extend the maturity date to June 2012 and requires four monthly installment payments of $4.5 million beginning March 2012. If the proposed merger with BFC should close prior to the scheduled maturity, all amounts outstanding under the Wells Fargo Term Loan shall be due and payable. During 2011, we repaid $10.9 million under this facility.

Foundation Capital. In 2010, in two separate transactions, we acquired Paradise Point Resort and a 109-acre development parcel, both located in close proximity to the existing Wilderness Club at Big Cedar. A portion of each of the acquisitions was financed with a separate note payable to Foundation Capital Resources, Inc (“Foundation Capital”), with both notes totaling $13.2 million. Both notes payable to Foundation Capital have maturities of five years (the note underlying the 109-acre parcel purchase has a two-year extension provision subject to certain conditions) and bear interest at a rate of 8% for three years, which then adjusts to the lower of Prime plus 4.75% or the lender specified rate, not to exceed 9%. Repayments of the notes will be based upon release payments from future sales of VOIs located on the underlying properties, subject to minimum payments stipulated in the agreements. During 2011 we repaid $0.3 million of the outstanding balance.

Textron AD&C Facility. We had a master acquisition, development and construction facility loan agreement (the “Textron AD&C Facility”) with Textron Financial Corporation (“Textron”). The Textron AD&C Facility was used for resort acquisition and development activities. Interest on the Textron AD&C Facility is equal to the Prime Rate plus 1.25% - 1.50% (4.75% as of December 31, 2011) and is due monthly. The advance period under the Textron AD&C Facility has expired.

The entire outstanding balance under the Textron AD&C facility as of December 31, 2011 of $3.9 million relates to the sub-loan used for the acquisition of our Atlantic Palace Resort in Atlantic City, New Jersey (the “Atlantic Palace Sub-Loan”). Interest on the Atlantic Palace sub-loan is equal to the Prime Rate plus 1.50% and is due monthly. We pay Textron principal payments as we sell timeshare interests that collateralize the Atlantic Palace Sub-Loan, subject to periodic minimum required principal amortization. The final maturity of outstanding borrowings under the Atlantic Palace Sub-Loan is April 2013.

During 2011, we repaid $5.4 million under this facility.

Fifth Third Bank Note Payable. In April 2008, we purchased a building in Myrtle Beach, South Carolina. The purchase price was $4.8 million, of which $3.4 million was financed by a note payable to Fifth Third Bank. Principal and interest on amounts outstanding under the note are payable monthly through maturity in April 2023. The interest rate under the note equals the 30-day LIBOR plus 3.00% (3.30% as of December 31, 2011). During 2011, we repaid $0.2 million under this note.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Receivable-Backed Notes Payable

The balances of our receivable-backed notes payable facilities are as follows (dollars in thousands):

	As of
	December 31, 2010			December 31, 2011
	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables
Recourse receivable-backed notes payable:
2008 Liberty Bank Facility	$67,514	6.50%	$77,377	$49,742	6.50%	$60,708
2011 Liberty Bank Facility	—	—	—	10,858	6.50%	13,367
GE Bluegreen/Big Cedar Receivables Facility	23,877	2.01%	29,232	15,551	2.05%	24,512
Legacy Securitization (1)	25,342	12.00%	34,232	17,623	12.00%	25,899
NBA Receivables Facility	18,351	6.75%	22,458	16,758	6.75%	23,064
RFA Receivables Facility	3,159	4.26%	4,451	1,281	4.30%	2,866

Total before discount	138,243		167,750	111,813		150,416
Less unamortized discount on Legacy Securitization	(2,583)		—	(1,797)		—

Total	$135,660		$167,750	$110,016		$150,416

Non-recourse receivable-backed notes payable:
BB&T Purchase Facility	$—	—	$—	$28,810	4.75%	$42,075
GE 2004 Facility (2)	10,150	7.16%	11,709	8,144	7.16%	9,301
2004 Term Securitization (2)	18,722	5.27%	20,540	11,307	5.27%	11,693
2005 Term Securitization (2)	55,888	5.98%	63,527	39,591	5.98%	44,277
GE 2006 Facility (2)	50,596	7.35%	57,988	41,275	7.35%	47,015
2006 Term Securitization (2)	52,716	6.16%	59,415	40,194	6.16%	44,128
2007 Term Securitization (2)	100,953	7.32%	117,379	78,062	7.32%	89,502
2008 Term Securitization (2)	39,624	7.88%	44,889	30,148	7.88%	34,699
2010 Term Securitization	107,514	5.54%	123,662	84,275	5.54%	102,014
Quorum Purchase Facility	108	8.00%	136	7,508	8.00%	9,175

Total	$436,271		$499,245	$369,314		$433,879

Total receivable-backed debt	$571,931		$666,995	$479,330		$584,295

(1)	Legacy Securitization debt bears interest at a coupon rate of 12% and was issued at a discount resulting in an effective yield of 18.5%.
(2)	These receivable-backed notes payable are included in the Other Receivable-Backed Notes Payable section below.

2008 Liberty Bank Facility. We have an outstanding timeshare receivables hypothecation facility with a syndicate of lenders led by Liberty Bank and assembled by Wellington Financial (“2008 Liberty Bank Facility”). Amounts borrowed under the facility and incurred interest are repaid as cash is collected on the pledged receivables. The advance period under the 2008 Liberty Bank Facility has expired, and all outstanding borrowings are scheduled to mature no later than August 27, 2014. Indebtedness under the 2008 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011). During 2011, we repaid $17.8 million on the facility.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2011 Liberty Bank Facility. In February 2011, we entered into a $60.0 million revolving hypothecation facility the (“2011 Liberty Bank Facility”) with certain participants in our 2008 Liberty Bank Facility. The 2011 Liberty Bank Facility provides for an 85% advance on eligible receivables pledged under the facility during a two-year period ending in February 2013, subject to eligible collateral and terms and conditions we believe to be customary for transactions of this type. Availability under the 2011 Liberty Bank Facility is reduced by amounts currently outstanding to certain syndicate participants under the 2008 Liberty Bank Facility ($36.5 million as of December 31, 2011), but as outstanding amounts on the 2008 Liberty Bank Facility amortize over time, the 2011 Liberty Bank Facility will revolve up to $60.0 million. Principal and interest are repaid as cash is collected on the pledged receivables, with the remaining balance due in February 2016. Indebtedness under the 2011 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of December 31, 2011).

During 2011, we pledged $14.9 million of VOI notes receivable to this facility and received cash proceeds of $12.7 million. We also repaid $1.8 million on the facility.

The GE Bluegreen/Big Cedar Receivables Facility. The Bluegreen/Big Cedar Joint Venture has an outstanding VOI receivables credit facility with GE (the “GE Bluegreen/Big Cedar Receivables Facility”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with the GE Bluegreen/Big Cedar Receivables Facility. The advance period under this facility has expired and all outstanding borrowings are scheduled to mature no later than April 16, 2016. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under the facility bears interest adjusted monthly at a rate equal to the 30-day LIBOR rate plus 1.75% (2.05% as of December 31, 2011). During 2011, we repaid $8.3 million on this facility.

Legacy Securitization. In September 2010, we completed a securitization transaction of the lowest FICO®-score loans previously financed in the BB&T Purchase Facility discussed below. Substantially all of the timeshare receivables included in this transaction were generated prior to December 15, 2008, the date that we implemented our FICO® score-based credit underwriting program, and had FICO® scores below 600.

In this securitization, BXG Legacy 2010 LLC, a wholly-owned special purpose subsidiary of Bluegreen, issued $27.0 million of notes payable secured by a portfolio of timeshare receivables totaling $36.1 million. While the notes payable have a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. The notes payable generated gross proceeds to us of $24.3 million (before fees and reserves and expenses we believe to be customary for transactions of this type), which were used to repay a portion of the outstanding balance under the BB&T Purchase Facility. While ownership of the timeshare receivables included in the Legacy Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing.

We guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equal to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. During 2010 and 2011, we repaid $1.7 million and $7.7 million, respectively, of the outstanding balance on the Legacy Securitization notes payable, including shortfall payments totaling $0.9 million and $3.8 million, respectively, in connection with our guarantee.

NBA Receivables Facility. In September 2010, Bluegreen/Big Cedar Joint Venture entered into a $20.0 million timeshare notes receivable hypothecation facility with the National Bank of Arizona (“NBA”). Bluegreen Corporation has guaranteed the full payment and performance of Bluegreen/Big Cedar Joint Venture in connection with this facility. The facility provides an 85% advance on eligible receivables, subject to terms and conditions which we believe to be customary for facilities of this type. At the time of closing of the transaction,

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$23.5 million of eligible receivables were pledged and we received an advance of $20.0 million. The availability period under the facility expired on June 30, 2010; however the facility was amended during May 2011 to allow us to pledge additional timeshare receivables through October 31, 2011, with additional advances not to exceed $5.0 million, subject to a total $20.0 million borrowing limit for all amounts outstanding under the facility.

All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. In addition, the principal balance must be paid down to certain target balances periodically. Indebtedness under this facility bears interest at the 30-day LIBOR plus 5.25%, subject to a floor of 6.75% (6.75% as of December 31, 2011).

The unpaid balance related to advances made prior to the May 2011 amendment, $11.8 million of which was outstanding as of December 31, 2011, matures on September 30, 2017. The unpaid balance related to the additional advances made pursuant to the May 2011 amendment, $5.0 million of which was outstanding as of December 31, 2011, matures on October 31, 2018.

During 2011, we pledged $5.9 million of VOI notes receivable to this facility and received cash proceeds of $5.0 million. We also repaid $6.6 million on this facility.

RFA Receivables Facility. We have an outstanding receivables facility with RFA (the “RFA Receivables Facility”). The advance period under this facility has expired and all outstanding borrowings are scheduled to mature no later than February 2015. The terms of the facility require that we obtain RFA’s consent prior to consummating our proposed merger with BFC. While RFA has indicated that they intend to consent to the merger, if we do not ultimately obtain such consent, the entire outstanding balance under the RFA Receivables Facility, which totaled approximately $1.3 million as of December 31, 2011, would be due and payable upon the closing of the merger. During 2011, we repaid $1.9 million under this facility.

BB&T Purchase Facility. We have a timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”)(the “BB&T Purchase Facility”). During October 2011, we amended the BB&T Purchase Facility to allow for maximum outstanding borrowings of $50.0 million and extend the revolving advance period from December 17, 2011 to December 17, 2012. The BB&T Purchase Facility provides for the financing of our timeshare receivables at an advance rate of 67.5% through the revolving advance period, subject to the terms of the facility and eligible collateral. The BB&T Purchase Facility matures three years after the expiration of the revolving advance period (such three-year period, the “Term-Out Period”), or earlier as provided under the facility. The interest rate on the BB&T Purchase Facility prior to the commencement of the Term-Out Period is the 30-day LIBOR rate plus 3.5% (4.75% as of December 31, 2011). During the Term-Out Period, the interest rate will be the 30-day LIBOR rate plus 5.5%. The 30-day LIBOR rate is subject to a floor of 1.25%.

Additionally, subject to the terms of the facility, we will receive the excess cash flows generated by the receivables sold (excess meaning after customary payments of fees, interest and principal under the facility) until the commencement of the Term-Out Period, at which point all of the excess cash flow will be paid to BB&T until the outstanding balance is reduced to zero.

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The BB&T Purchase Facility is nonrecourse and is not guaranteed by us.

Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers,

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and fund required reserves, if any, with the remaining balance of such cash retained by us. During 2011, we pledged $45.7 million of VOI notes receivable to this facility and received cash proceeds of $30.9 million. We also repaid $2.1 million on the facility.

2010 Term Securitization. On December 17, 2010, we completed a private offering and sale of $107.6 million of investment-grade, timeshare loan-backed notes (the “2010 Term Securitization”). The 2010 Term Securitization consisted of the issuance of $88.0 million of A rated and $19.6 million of BBB rated timeshare-loan backed notes with coupon rates of 5.1% and 7.5%, respectively, which blended to a weighted average coupon rate of 5.5%. The advance rate for this transaction was 85.25%. BB&T Capital Markets acted as the sole placement agent and initial purchaser.

The amount of the timeshare receivables sold was $126.2 million, substantially all of which was provided at closing. Through the completion of this private offering, we repaid our then existing BB&T Purchase Facility of approximately $93.6 million, representing all amounts outstanding under the Company’s then existing receivables purchase facility with BB&T, including accrued interest.

While ownership of the timeshare receivables included in the 2010 Term Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing. Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and fund required reserves, if any, with the remaining balance of such cash retained by us. During 2011, we repaid $23.2 million on this facility.

The 2010 Term Securitization is non-recourse and is not guaranteed by us.

Quorum Purchase Facility. On December 22, 2010, we entered into a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). Pursuant to the terms of the facility and subject to certain conditions precedent, Quorum agreed to purchase eligible timeshare receivables from us or certain of our subsidiaries up to an aggregate $20.0 million purchase price through December 22, 2011. The facility also contemplates for Quorum to have the ability to purchase additional receivables subject to advance rates, fees and other terms to be agreed upon from time to time over and above the initial $20.0 million commitment, pursuant to the terms of the facility and subject to certain conditions precedent. The terms of the Quorum Purchase Facility reflect an 80% advance rate and a program fee rate of 8% per annum. Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, we will receive all of the excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payment of customary fees and return of amounts invested by Quorum under the facility on a pro-rata basis as borrowers make payments on their timeshare loans).

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The Quorum Purchase Facility is non-recourse and is not guaranteed by us.

During 2011, we pledged $10.1 million of VOI notes receivable to this facility and received cash proceeds of $8.1 million. We also repaid $0.7 million on the facility.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2012, the Quorum Purchase Facility was amended and expanded whereas Quorum agreed to purchase eligible timeshare receivables from us or certain of our subsidiaries up to an aggregate $25.0 million purchase price through March 31, 2013. The amended terms of the Quorum Purchase Facility reflect an 83% advance rate and a program fee rate of 6.5% per annum.

CapitalSource Facility. On September 20, 2011, we entered into a $30.0 million revolving timeshare receivables hypothecation facility (“the CapitalSource Facility”) with CapitalSource Bank. The CapitalSource Facility provides for advances on eligible receivables pledged under the Facility, subject to specified terms and conditions, during the two-year revolving credit period ending in September 2013. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which we believe are typically consistent with loans originated under our current credit underwriting standards, are subject to an 80% advance rate. The CapitalSource Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 45% advance rate. Principal repayments and interest are to be paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rate after the two-year revolving credit period, with the remaining balance being due in September 2016. The CapitalSource Facility bears interest at the 30-day LIBOR plus 5.75%, subject to a LIBOR floor of 0.75% (6.50% as of December 31, 2011). As of December 31, 2011 there were no amounts borrowed and outstanding under this facility.

Other Non-Recourse Receivable-Backed Notes Payable. In addition to the above described facilities, we have other non-recourse securitization debt outstanding, which was originated by us prior to 2010. While the ownership of VOI receivables under these securitizations was transferred for legal purposes, these transfers have been accounted for as secured borrowings since January 1, 2010 and therefore are included on our consolidated balance sheets. Under these arrangements, the principal and interest payments received from obligors on the receivables sold are generally applied monthly to make interest and principal payments to investors, to pay fees to service providers, and to fund required reserves, if any, with the remaining balance of such cash retained by us. During 2011, we repaid $79.9 million under these facilities.

Junior Subordinated Debentures

We have formed statutory business trusts (collectively, the “Trusts”), each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in our junior subordinated debentures. The Trusts are variable interest entities in which we are not the primary beneficiary as defined by ASC 810. Accordingly, we do not consolidate the operations of the Trusts; instead, the Trusts are accounted for under the equity method of accounting. Our maximum exposure to loss as a result of our involvement with the Trusts is limited to the carrying amount of our equity method investment. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at our option at any time after five years from the issue date or sooner following certain specified events. In addition, we made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by us, and those proceeds were also used by the applicable Trust to purchase an identical amount of junior subordinated debentures from us. The terms of each Trust’s common securities are nearly identical to the trust preferred securities.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We had the following junior subordinated debentures outstanding at December 31, 2010 and 2011 (dollars in thousands):

Trust	Outstanding Amount of Junior Subordinated Debentures	Initial Equity In Trust (3)	Issue Date	Fixed Interest Rate (1)	Variable Interest Rate (2)	Beginning Optional Redemption Date	Maturity Date
BST I	$23,196	$696	3/15/05	(4)	3-month LIBOR + 4.90% (5.48% as of 12/31/11)	3/30/10	3/30/35
BST II	25,774	774	5/04/05	(5)	3-month LIBOR + 4.85% (5.43% as of 12/31/11)	7/30/10	7/30/35
BST III	10,310	310	5/10/05	(5)	3-month LIBOR + 4.85% (5.43% as of 12/31/11)	7/30/10	7/30/35
BST IV	15,464	464	4/24/06	(6)	3-month LIBOR + 4.85% (5.43% as of 12/31/11)	6/30/11	6/30/36
BST V	15,464	464	7/21/06	(7)	3-month LIBOR + 4.85% (5.43% as of 12/31/11)	9/30/11	9/30/36
BST VI	20,619	619	2/26/07	9.842%	3-month LIBOR + 4.80%	4/30/12	4/30/37

	$110,827	$3,327

(1)	Both the trust preferred securities and junior subordinated debentures bear interest at a fixed interest rate from the issue date through the beginning optional redemption date.
(2)	Both the trust preferred securities and junior subordinated debentures bear interest at a variable interest rate from the beginning optional redemption date through the maturity date.
(3)	Initial equity in trust is recorded as part of other assets in our consolidated balance sheets.
(4)	On March 30, 2010, the interest rates on the securities issued by Bluegreen Statutory Trust (“BST”) I contractually changed from a fixed-rate of 9.160% to a variable rate equal to the 3-month LIBOR + 4.90% (5.48% as of December 31, 2011).
(5)	On July 30, 2010, the interest rate on the securities issued by BST II and BST III contractually changed from a fixed- rate of 9.158% and 9.193%, respectively, to a variable rate equal to the 3-month LIBOR + 4.85% (5.43% as of December 31, 2011).
(6)	On June 30, 2011, the interest rate on the securities issued by BST IV contractually changed from a fixed-rate of 10.13% to a variable rate equal to the 3-month LIBOR plus 4.85% (5.43% as of December 31, 2011).
(7)	On September 30, 2011, the interest rate on the securities issued by BST V contractually changed from a fixed-rate of 10.28% to a variable rate equal to the 3-month LIBOR plus 4.85% (5.43% as of December 31, 2011).

As of December 31, 2011, we were in compliance with all applicable debt covenants under our debt instruments.

8. Fair Value of Financial Instruments

We used the following methods and assumptions in estimating the fair values of our financial instruments:

Unrestricted cash and cash equivalents. The amounts reported in our consolidated balance sheets for cash and cash equivalents approximate fair value.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted cash. The amounts reported in our consolidated balance sheets for restricted cash approximate fair value.

Notes receivable. The fair values of our notes receivable are based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

Lines-of-credit, notes payable, and receivable-backed notes payable. The amounts reported in our consolidated balance sheets approximate fair value for indebtedness that provides for variable interest rates. The fair value of our fixed-rate, receivable-backed notes payable was determined by discounting the net cash outflows estimated to be used to repay the debt. These obligations are to be satisfied using the proceeds from the consumer loans that secure these obligations.

Junior subordinated debentures. The fair values of our junior subordinated debentures are based on the discounted value of contractual cash flows at a market discount rate or based on market price quotes from the over-the-counter bond market.

The carrying amounts and estimated fair value of our financial instruments are as follows (dollars in thousands):

	As of December 31, 2010		As of December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Unrestricted cash and cash equivalents	$72,085	$72,085	$80,931	$80,931
Restricted cash	53,922	53,922	51,125	51,125
Notes receivable, net	568,985	619,000	512,517	558,000
Lines-of-credit, notes payable, and receivable-backed notes payable	714,051	702,274	566,147	554,000
Junior subordinated debentures	110,827	68,100	110,827	53,000

9. Common Stock and Stock Option Plans

Bluegreen Corporation 2008 Stock Incentive Plan

The 2008 Stock Incentive Plan (the “2008 Plan”) provides for the issuance of restricted stock awards and for the grant of options to purchase shares of our common stock. Any shares subject to stock awards or option grants under the plan which expire or are terminated, forfeited, or canceled without having been exercised or vested in full are available for further grant under the 2008 Plan. During 2009, the 2008 Plan was amended to, among other things, increase the aggregate number of shares available for grant under the 2008 Plan from 4.0 million shares to 10.0 million shares. As of December 31, 2011, 9.3 million shares were available for grant under the 2008 Plan.

Share-Based Compensation

Under the 2008 Plan, options and shares of restricted stock can be granted with various vesting periods. The options granted to date under the 2008 Plan generally expire ten years from the date of grant, subject to alternative expiration dates under certain circumstances for non-employee director grants. Our options were granted at exercise prices that either equaled or exceeded the quoted market price of our common stock on the date of grant.

Options and restricted stock granted to employees generally vest 100% on the five-year anniversary of the date of grant. Options granted to non-employee directors generally vest immediately upon grant, while restricted stock granted to non-employee directors generally vests pro-rata on a monthly basis over a one year period from the

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

date of grant. Certain restricted stock granted during 2008 to our Chairman and Vice Chairman are scheduled to vest on the five-year anniversary of the date of grant, subject to accelerated vesting pursuant to change in control provisions included in the terms of the award agreements. Our proposed merger with BFC, if consummated, will not trigger the accelerated vesting of these restricted stock awards.

During the year ended December 31, 2009, we granted to non-employee directors 119,459 stock options having an aggregate grant date fair value of $0.2 million and 92,728 shares of restricted stock having a grant date fair value of $0.3 million. There were no grants of stock-based awards during 2010 or 2011.

During October 2011, the Compensation Committee of our Board of Directors accelerated the vesting of options previously granted to certain of our employees under the 2008 Plan to purchase an aggregate of 695,000 shares of our common stock at an exercise price of $7.50 per share. As a result of this acceleration, all such stock options fully vested on October 26, 2011. As a result of this modification, all of the $0.7 million of remaining unrecognized compensation related to these options was recognized in 2011.

In addition, during November 2011, stock option agreement amendments were entered into with respect to options previously granted to certain individuals under the 2008 Plan and our 2005 Stock Incentive Plan (the “2005 Plan”). Under the terms of the amendments, the affected options held by these individuals, which in the aggregate entitled them to purchase 1,130,000 shares of our common stock (including the aforementioned fully vested options to acquire 695,000 shares) and were initially scheduled to expire in 2015, or for certain of the options, 2016, expired on November 25, 2011.

In November 2011, we also entered into agreements with certain individuals holding unvested restricted shares of our common stock previously granted to them under the 2005 Plan and the 2008 Plan. Under the terms of the agreements, an aggregate of 1,077,112 unvested restricted shares of our common stock were relinquished by these individuals and canceled in exchange for an aggregate cash payment of $1.5 million, to be made to the individuals in two equal installments. The first installment owed to the individuals was paid in December 2011, with the remainder due by December 31, 2012, subject to continued employment with us (except in the case of the individual’s death or disability). This transaction was accounted for as a modification under the provisions of ASC 718, Compensation-Stock Compensation and the modified award is considered a liability. As the cash payment provided for in connection with the liability awards was less than the fair value of the original awards immediately prior to the modification, the total compensation expense recognized in connection with the awards was based on the original grant date fair values and will be recognized ratably through the end of the service period of the liability awards (December 31, 2012).

Total stock-based compensation expense, including amounts payable under the liability awards for non-employee directors and employees, during the years ended December 31, 2009, 2010, and 2011 was $4.4 million, $2.6 million and $3.8 million, respectively. The following table sets forth certain information related to our estimated unrecognized compensation for our stock-based awards as of December 31, 2011:

	Weighted Average Remaining Recognition	Unrecognized Compensation
	(In years)	(In 000’s)
Stock Option Awards	1.1	$267
Restricted Stock Awards	1.0	$2,495	(1)

(1)	Includes unrecognized compensation related to restricted shares that were modified to liability awards, as such expense will continue to be recognized over the remaining service period of the liability award. See discussion above for further information.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The activity related to stock options during 2010 and 2011 was as follows:

	Outstanding Options	Weighted Average Exercise Price Per Share	Number of Shares Exercisable	Aggregate Intrinsic Value
	(000’s)		(000’s)
Balance at December 31, 2010	2,717	$9.53	1,310	$91,396
Granted	—	$—
Forfeited	—	$—
Expired (1)	(1,145)	$10.63
Exercised	(67)	$2.52

Balance at December 31, 2011	1,505	$9.03	1,163	$5,546

(1)	Includes the 1,130,000 options which expired on November 25, 2011 pursuant to the stock option agreement amendments described above.

During the years ended December 31, 2009, 2010 and 2011, the grant-date fair value of stock options that vested was approximately $0.2 million, $4.0 million, and $4.7 million, respectively. The aggregate intrinsic value of our stock options outstanding and exercisable was less than $0.1 million as of December 31, 2010 and 2011. No stock options were exercised during 2009 or 2010. The total intrinsic value of our stock options exercised during 2011 was $0.1 million.

The weighted-average exercise prices and weighted-average remaining contractual lives of our outstanding stock options at December 31, 2011 (grouped by range of exercise prices) were:

	Number of Options	Number of Vested Options	Weighted- Average Remaining Contractual Term	Weighted- Average Exercise Price	Weigted- Average Exercise Price (Vested Only)
	(In 000’s)	(In 000’s)	(In years)
$2.75 - $3.00	93	93	7.6	$2.75	$2.75
$3.01 - $4.52	373	373	0.8	$3.46	$3.46
$4.53 - $10.20	405	163	4.1	$7.31	$5.92
$10.21 - $18.36	634	534	4.3	$14.33	$14.76

	1,505	1,163	3.6	$9.03	$8.95

The activity related to unvested restricted stock awards during 2010 and 2011 was as follows:

Non-vested Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
	(In 000’s)
Unvested at December 31, 2010	1,327	$8.14
Granted	—	$—
Vested	—	$—
Forfeited	—	$—
Cancelled in connection with modification to a liability award (1)	(1,077)	$8.07

Unvested at December 31, 2011	250	$8.47

(1)	See the discussion regarding the November 2011 agreements relating to the cancellation of these restricted stock awards above.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholders’ Rights Plan

On July 27, 2006, the Company’s Board of Directors authorized the adoption of the rights agreement (the “Rights Agreement”) and declared a dividend of one preferred share purchase right for each outstanding share of the Company’s common stock. The Board of Directors authorized the adoption of the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group which acquires beneficial ownership of 10% or more of the Company’s outstanding common stock without the prior approval of the Company’s Board of Directors. We and our subsidiaries are excluded from the operation of the Rights Agreement, as well as our employee benefit plans or any of its subsidiaries and any entity holding common stock for or pursuant to the terms of any such employee benefit plan, and BFC and its affiliates, successors and assigns. In addition, our Board of Directors has approved the proposed merger with BFC, which, under the terms of the Rights Agreement, makes the Rights Agreement inapplicable to the merger, and we have agreed to terminate the Rights Agreement upon consummation of the merger.

10. Commitments and Contingencies

At December 31, 2011, the estimated cost to satisfy our development obligations related to resorts or subdivisions in which we sold inventory was approximately $6.0 million for Bluegreen Resorts. We also estimate that the cash required to satisfy our obligations related to Bluegreen Communities projects that were substantially sold-out and as a result are not part of the sale to Southstar, is approximately $0.7 million as of December 31, 2011.

Rent expense, including rent expense related to our discontinued operations, for the years ended December 31, 2009, 2010, and 2011 totaled approximately $12.9 million, $11.9 million and $11.6 million, respectively. Lease commitments under these and our various other non-cancelable operating leases for each of the five years subsequent to December 31, 2011 and thereafter are as follows (in thousands):

2012	$6,117
2013	5,881
2014	5,778
2015	5,760
2016	5,759
Thereafter	22,204

Total future minimum lease payments	$51,499

In the ordinary course of our business, we become subject to claims or proceedings from time to time relating to the purchase, sale or financing of VOIs or other resort operations. We are also subject to matters relating to Bluegreen Communities’ business, which we now report as discontinued operations. Additionally, from time to time, we become involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, we also receive individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorney Generals. We take these matters seriously and attempt to resolve any such issues as they arise. Unless otherwise described below, we believe that these claims are routine litigation incidental to our business.

Reserves are accrued for matters in which we believe it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. As of December 31, 2011 we had accrued $2.6 million for matters which we believe meet these criteria. The actual costs of resolving these legal claims may be substantially higher than the amounts accrued for these claims. Management is not at this time able to estimate a range of reasonably possible losses with respect to these matters in which it is reasonably possible that a loss will occur. In certain

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

matters, we are unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported their claim.

For those matters in which we believe a loss is probable, we believe that the aggregate liability in excess of the aggregate amount accrued will not have a material impact on our financial statements.

Bluegreen Corporation

Between November 16, 2011 and February 13, 2012, seven purported class action lawsuits related to our proposed merger with BFC were filed against Bluegreen Corporation, the members of our board of directors and BFC. As described below, four of these lawsuits have been consolidated into a single action in Florida. The other three lawsuits, which were filed in Massachusetts, have been stayed. The lawsuits seek to enjoin the merger or, if it is completed, to recover relief as determined by the presiding court to be appropriate. Further information regarding each of these lawsuits is set forth below.

The four Florida lawsuits have been consolidated into an action styled Richard Harriman, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC. On December 22, 2011, the plaintiffs filed an amended complaint in the consolidated action which alleges that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen Corporation without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of our minority shareholders. The amended complaint further alleges that BFC aided and abetted the individual director defendants’ alleged breaches of fiduciary duties. The amended complaint seeks declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and make substantially the same allegations and claims as in the Florida cases. These three lawsuits are styled as follows: Gaetano Bellavista Caltagirone, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P., on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust, on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on December 6, 2011). On January 17, 2012, the Massachusetts court stayed all three actions for six months in favor of the consolidated action proceeding in Florida.

We believe that these lawsuits are without merit and intend to defend against them vigorously.

Bluegreen Resorts

In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $0.7 million of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and have vigorously opposed such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference. By letter dated May 25, 2011, the State of Tennessee Department of Revenue issued a decision in which it held that two of the three types of transactions in question were taxable. The State of Tennessee Department of Revenue confirmed that we had already remitted the proper amount of sales tax due on one of the two types of taxable transactions, but has taken the position that we owed a total of $0.7 million in taxes and interest based on the second type of transaction. On August 1, 2011 we filed suit in the Chancery Court of Davidson County, Tennessee for the purpose of invalidating and setting aside the tax assessment made against us by the State of Tennessee Department of Revenue.

In Case No. 2006-Ca-3374, styled Joseph M. Scheyd, Jr., P.A. vs. Bluegreen Vacations Unlimited, Inc.; Hubert A. Laird; and MSB of Destin, Inc., in the Circuit Court of the First Judicial Circuit in and for Okaloosa County, Florida, during 2006, Joseph M. Scheyd, Jr., P.A., as escrow agent, brought an interpleader action seeking a determination as to whether we, as purchaser, or Hubert A. Laird and MSB of Destin, Inc., as seller, were entitled to the $1.4 million escrow deposit being maintained with the escrow agent pursuant to a purchase and sale contract for real property located in Destin, Florida. We maintain that our decision not to close on the purchase of the property was proper under the terms of the purchase and sale contract and that we are therefore entitled to a return of the full escrow deposit. On June 1, 2011, the trial court made a finding that we breached the purchase and sale contract and that the plaintiff was entitled to the escrow deposit and all accrued interest. We have filed a notice of appeal with the First District Court of Appeal seeking to appeal the trial court’s decision. The escrow deposit and all accrued interest have been placed in the appropriate Court registry pending the outcome of the appeal.

The Office of the Attorney General for the State of Florida (the “AGSF”) has advised us that it has accumulated a number of consumer complaints since 2005 against us and/or our affiliates related to timeshare sales and marketing, and has requested that we propose a resolution on a collective basis of any outstanding complaints. The AGSF has also requested that we enter into a written agreement, the terms of which we are presently negotiating with the AGSF, in which to establish a process and timeframe for determining consumer eligibility for relief (including, where applicable, monetary restitution). We have determined that many of these complaints were previously addressed and/or resolved. We are cooperating with the State and do not believe this matter will have a material effect on our results of operations, financial condition or on our sales and marketing activities in Florida.

Bluegreen Communities

The matters described below relate to Bluegreen Communities’ business, which is reported as a discontinued operation. However, as the Purchase and Sale Agreement with Southstar relating to the proposed sale of substantially all of the assets of Bluegreen Communities (as further described in Note 13) is structured as an asset sale and Southstar has not agreed to assume the liabilities related to the matters described below, these matters would be retained by us even if the transaction is consummated.

Bluegreen Southwest One, L.P. (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Case No. 28006, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

did not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The court further ruled that Southwest was the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into Case No. 28769, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al., in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the plaintiffs as an executive rights holder. On May 14, 2009, the plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Southwest. On September 15, 2010, the Court heard oral arguments on whether to reverse or affirm the Appellate Court’s decision. On August 26, 2011, the Texas Supreme Court issued its opinion affirming the Appellate Court’s decision in part and reversing it in part. The Texas Supreme Court held that Southwest did not breach any covenants in the deed, but did breach a duty to the plaintiffs by filing restrictive covenants in connection with the development of the property which prohibited mineral development, and that the appropriate remedy was cancellation of the restrictive covenants. The Texas Supreme Court further ruled that the Plaintiffs have no right of ingress to, or egress from, the subdivision, and that Southwest’s inaction in not leasing the mineral rights was not, by itself, a breach of a duty. The Texas Supreme Court remanded the case to the trial court for disposition consistent with its decision. No information is available as to when the trial court will render its ruling. Separately, as a result of the Texas Supreme Court’s decision invalidating the restrictive covenants prohibiting mineral development within the subdivision, certain lot owners within Mountain Lakes filed a cross-claim against Southwest alleging fraud, negligence and a violation of deceptive trade practices laws based on a claim that the invalidation of the restrictive covenants has caused devaluation of their residential lots and other economic damages. Southwest intends to vigorously defend itself against these allegations.

On June 3, 2010, in Case No. 16-2009-CA-008028, styled Community Cable Service, LLC v. Bluegreen Communities of Georgia, LLC and Sanctuary Cove at St. Andrews Sound Community Association, Inc., a/k/a Sanctuary Cove Home Developers Association, Inc., in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, the plaintiffs filed suit alleging breach by Bluegreen Communities of Georgia and the community association of a bulk cable TV services contract at Bluegreen Communities’ Sanctuary Cove single family residential community. In its complaint, the plaintiffs alleged that unpaid bulk cable fees were due from the defendants, and that the non-payment of fees continued to accrue on a monthly basis. Bluegreen Communities of Georgia and the community association responded that the plaintiffs breached the parties’ contract. On November 4, 2011, an agreement was executed by the parties to settle the matter. Pursuant to the terms of the settlement agreement, Bluegreen Communities of Georgia and the community association agreed to make payments to the plaintiffs, with Bluegreen Communities of Georgia making payment over a four-year period (as described below), and the plaintiffs agreed to dismiss the lawsuit, release the defendants from any other obligations relating to the matter, and convey the bulk cable system to the community association for use by its residents. Under the terms of the settlement agreement the community association made a payment to the plaintiffs of $250,000, and Bluegreen Communities of Georgia has agreed to make three annual payments to the plaintiffs of $150,000 each and a payment of $125,000 during the fourth year. Bluegreen Corporation has guaranteed Bluegreen Communities of Georgia’s obligations under the settlement agreement. Bluegreen Communities of Georgia has made the payment owed by it under the settlement agreement for the first year of the four-year payment period.

On September 18, 2011, in Case No. T-7663A, styled The County of Comal, Texas vs. Bluegreen Southwest One, LP et al, in the District Court of the 22nd Judicial District, Comal County, Texas, The County of Comal, Texas,

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

collecting property taxes for itself and for various local taxing districts, brought suit for the collection of delinquent taxes alleged to be due, including interest, penalties and costs totaling approximately $0.9 million. On September 28, 2011, Southwest answered the complaint and alleged it was entitled to an abatement of the proceeding because it has filed administrative protests with the Comal County Appraisal Review Board. On March 12, 2012, Bluegreen learned that Comal County filed a motion to Dismiss the lawsuit without prejudice, and the Comal County Tax Collector’s Office issued revised tax certificates indicating that no past due taxes were due on the properties in question. As of the filing date of our Annual Report on Form 10-K for the year ended December 31, 2011, Comal County had not indicated whether it intends to re-institute a claim for rollback taxes.

11. Income Taxes

Our provision (benefit) for income taxes attributable to continuing operations consists of the following (in thousands):

	Year Ended
	December 31, 2009	December 31, 2010	December 31, 2011
Federal:
Current	$2,314	$8,487	$7,237
Deferred	2,665	(7,146)	13,217

	$4,979	$1,341	$20,454

State and Other:
Current	$56	$1,936	$2,812
Deferred	989	(538)	(2,611)

	1,045	1,398	201

Total	$6,024	$2,739	$20,655

The reasons for the difference between our provision (benefit) for income taxes and the amount that results from applying the federal statutory tax rate to income from continuing operations before provision (benefit) for income taxes are as follows (in thousands):

	For the Year Ended
	December 31, 2009	December 31, 2010	December 31, 2011
Income tax expense at statutory rate	$9,131	$1,800	$17,139
Effect of state taxes, net of federal tax benefit	37	1,259	1,100
Effect of state rate changes on net deferred liabilities	1,676	538	(1,549)
Change in valuation allowance	(688)	(1,075)	54
Non-deductible items	(4,130)	219	3,912
Other	(2)	(2)	(1)

Total	$6,024	$2,739	$20,655

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our deferred income taxes consist of the following components (in thousands):

	As of
	December 31, 2010	December 31, 2011
Deferred federal and state tax liabilities (assets):
Installment sales treatment VOI of notes receivable	$213,154	$182,120
Deferred federal and state loss carryforwards/AMT credits (net of valuation allowance of $2.6 million and $3.8 million as of December 31, 2010 and 2011, respectively)	(107,106)	(81,159)
Book reserves for loan losses and inventory	(78,196)	(83,295)
Tax over (under) book depreciation	(43)	517
Deferral of VOI sales and costs under timeshare accounting	12,185	11,054
Deferred rent	(2,719)	(2,199)
Accrued contingencies	(1,646)	(981)
Accrued liabilities	(2,132)	(3,462)
Goodwill	(1,757)	(1,585)
Stock-based compensation	(5,112)	(2,273)
Other	(1,023)	(2,961)

Deferred income taxes	$25,605	$15,776

Total deferred federal and state tax liabilities	$225,339	$193,691
Total deferred federal and state tax assets	(199,734)	(177,915)

Deferred income taxes	$25,605	$15,776

As of December 31, 2011, we had federal net operating loss carryforwards related to continuing operations of approximately $71.4 million, which expire at various periods from 2024 through 2031, and alternative minimum tax credit carryforwards related to continuing operations of approximately $42.6 million, which never expire. Additionally, as of December 31, 2011, we had state operating loss carryforwards of approximately $419.8 million, which expire from 2012 through 2031.

Internal Revenue Code Section 382 addresses limitations on the use of net operating loss carryforwards following a change in ownership, as defined in Section 382. We do not believe that any such ownership change occurred during 2010 or 2011. If our interpretation were found to be incorrect, there would be significant limitations placed on these carryforwards which would result in an increase in the Company’s tax liability and a reduction of its net income.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007.

We evaluate our tax positions based upon guidelines of ASC 740-10, Income Tax, which clarifies the accounting for uncertainty in tax positions. Based on an evaluation of uncertain tax provisions, we are required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement. In accordance with our accounting policy, we recognize interest and penalties related to unrecognized taxes as a component of general and administrative expenses.

In April 2010, we received notice from the Internal Revenue Service that the 2008 federal partnership return for one of our wholly-owned subsidiaries, Bluegreen Southwest One, L.P., was selected for audit. In August 2010, we received notice from the Internal Revenue Service that this examination was completed without adjustment.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2010, we received notice from the Texas Comptroller of Public Accounts that our Franchise Tax Report for the year ended December 31, 2008 was selected for audit. The field work for this audit was completed in April 2011. In July 2011, we paid an assessment of $30,000 to resolve and close the audit.

In May 2009, we received a notice from the North Carolina Department of Revenue informing us of its proposal to assess us for taxes, interest, and penalties related to our corporate income tax returns for fiscal years 2004, 2005, and 2006. In March 2010, we paid interest totaling $0.1 million and received a notice from the North Carolina Department of Revenue that the tax years 2004, 2005 and 2006 were now closed. In August 2011, we received an additional notice from the North Carolina Department of Revenue that our Income/Franchise Tax Returns for the years ended December 31, 2007 through 2009 were selected for audit. The field work for this audit was completed in October 2011. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In May 2010, we received notice from the Minnesota Department of Revenue that Bluegreen Vacations Unlimited, Inc.’s Corporation Franchise Tax Returns for the years ended December 31, 2006 through 2008 were selected for audit. The audit field work has not yet been scheduled. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In March 2011, we received notice from the Minnesota Department of Revenue that our Franchise Tax Returns for the years ended December 31, 2007 through 2009 were selected for audit. The audit field work has not yet been scheduled. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In March 2012, we received notice from the Minnesota Department of Revenue that Bluegreen Resorts Management Inc.’s Franchise Tax Returns for the years ended December 31, 2007 through 2010 were selected for audit. The audit field work has not yet been scheduled. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In April 2011, we received notice from the Indiana Department of Revenue that our Income Tax Returns for the years ended December 31, 2007 through 2009 were selected for audit. The field work for this audit was completed in June 2011. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In August 2011, we received notice from the Wisconsin Department of Revenue that our Income/Franchise Tax Return for the year ended December 31, 2007 was selected for audit. The audit field work has not been scheduled. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

In November 2011, we received notice from the Alabama Department of Revenue that Bluegreen Resorts Management Inc.’s Business Income Tax Forms for the years ended December 31, 2008 and 2009 were selected for audit. In December 2011, we received additional correspondence from the Department that expanded the scope of this audit to include Bluegreen Resorts Management Inc. and Resort Title Agency, Inc.’s Business Income Tax Form for the year ended December 31, 2010. The audit field work has not been scheduled. While there is no assurance as to the results of the audit, we do not currently anticipate any material adjustments in connection with this examination.

As of December 31, 2011, we did not have any significant amounts accrued for interest and penalties, and we had no significant amounts recorded for uncertain tax positions.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As described in Note 2, we recorded a one-time, non-cash pre-tax reduction to shareholders’ equity of approximately $60.7 million in conjunction with the adoption of ASU 2009-16 and 2009-17 as of January 1, 2010. That amount included a $35.0 million reduction in our net deferred income tax liability.

During 2009, we exercised our servicer option relating to the 2002 Term Securitization to redeem all classes of notes subject to the securitization as of May 8, 2009, which resulted in a reduction to our income tax provision of $4.6 million on the consolidated statement of operations for the year ended December 31, 2009.

In addition to changes in our mix of earnings, our effective tax rate in 2011 was negatively impacted by the expiration of stock options in November 2011. In accordance with GAAP, we previously recognized compensation expense related to these expired stock options but such expense is not deductible for income tax purposes.

12. Employee Retirement Savings Plan and Other Employee Matters

Our Employee Retirement Plan (the “Retirement Plan”) is an Internal Revenue Code section 401(k) Retirement Savings Plan. Historically, all U.S.-based employees at least 21 years of age with at least one year of employment with us were eligible to participate in the Retirement Plan. During January 2012, the Retirement Plan was amended to decrease the length of employment eligibility requirement to three months. The Retirement Plan provides for an annual employer discretionary matching contribution. We did not make any contributions in 2009, 2010 or 2011.

13. Discontinued Operations

On June 30, 2011, our Board of Directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, it was determined that Bluegreen Communities, which had previously been presented as a separate reporting segment, met the criteria for classification as a discontinued operation, and the majority of Bluegreen Communities assets met the criteria for classification as “assets held for sale.” The assets held for sale primarily consist of Bluegreen Communities’ real estate assets valued on our books at $87.8 million and $28.6 million as of December 31, 2010 and December 31, 2011, respectively. The decrease in the carrying amount of the assets held for sale is primarily the result of a $59.1 million non-cash charge recorded during the year ended December 31, 2011 to write down the value of Bluegreen Communities’ assets to estimated fair value less cost to sell. The fair value as of December 31, 2011 of Bluegreen Communities’ assets held for sale was derived based on the sale price under the Purchase and Sale Agreement, as amended, (Level 3) discussed below.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar. The agreement, as amended, provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $29.0 million in cash. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio and Bluegreen or Bluegreen Communities subsidiaries will generally remain responsible for commitments and liabilities relating to previously completed developments and assets not sold to Southstar. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. As the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by our subsidiaries.

Under the terms of the agreement, as amended, Southstar has delivered cash deposits totaling $4.5 million as of the date of filing of our Annual Report on Form 10-K for the year ended December 31, 2011, $50,000 of which is non-refundable and the remainder of which is being held in escrow pending closing and will only be refunded to Southstar in the event the transaction is not consummated as a result of a breach of the agreement by one or more of our subsidiaries which is not timely cured.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The agreement contains certain representations and warranties on the part of our subsidiaries and Southstar which we believe to be customary for transactions of this nature, as well as certain covenants, including non-competition and other restrictive covenants. The agreement, as amended, provides for the transaction to be consummated no later than April 30, 2012. The closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. While Southstar’s receipt of financing is not a closing condition under the agreement, Southstar has advised us that it has obtained financing in order to close the transaction.

Below are the results of discontinued operations for the years ended December 31, 2009, 2010 and 2011 (dollars in thousands):

	For the Year Ended December 31,
	2009		2010		2011
Revenues of discontinued operations	$25,447		$13,447		$10,994
Cost of discontinued operations	(47,226	)(1)	(80,533	)(1)	(16,067)
Loss on the disposal of golf courses	(10,544)		—		—
Loss on assets held for sale	—		—		(61,959)
Interest expense	(3,934)		(4,250)		(2,956)

Loss from discontinued operations before benefit for income taxes	(36,257)		(71,336)		(69,988)
Benefit for income taxes	12,621		24,966		24,423

Loss from discontinued operations, net	$(23,636)		$(46,370)		$(45,565)

(1)	Includes non-cash inventory impairment charges of $13.2 million and $54.6 million during 2009 and 2010, respectively. See additional information below.

Loss from discontinued operations during December 31, 2011 includes a loss on assets held for sale of approximately $62.0 million. While fair value of the assets held for sale as of December 31, 2011 was derived from the sale price under the Purchase and Sale Agreement described above, the transaction may not be consummated on the contemplated terms or at all. As a result, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from their estimated fair value.

As a result of a continued low volume of sales, reduced prices, and the impact of reduced sales on the forecasted sell-out period of Bluegreen Communities’ projects, we recorded non-cash charges (included in cost of discontinued operations) of approximately $13.2 million and $19.6 million during the years ended December 31, 2009 and 2010, respectively, to write-down the carrying amount of completed Bluegreen Communities’ properties to their estimated fair value less costs to sell. As of December 31, 2010, we evaluated the carrying value of Bluegreen Communities’ undeveloped inventory based upon the probability weighted average cash flows at various outcomes, including the development and sale of such inventory as retail homesites. In connection with this analysis we determined that the carrying amounts of those homesites would not be recovered by estimated future cash flows and as a result, we recorded an impairment charge (included in cost of discontinued operations) of $35.0 million to write down the carrying amount of certain undeveloped phases in several of Bluegreen Communities’ properties to fair value.

We estimated the fair value of the underlying properties based on either the prices of comparable properties or our analysis of their estimated future cash flows (Level 3 inputs), discounted at rates commensurate with the risk inherent in the property. We estimated future cash flows based upon our expectations of performance given current and projected forecasts of the economy and real estate markets in general. On December 30, 2009, we sold four golf

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

courses located in North Carolina and Virginia for an aggregate purchase price of approximately $9.8 million. In connection with these sales, we recognized a pre-tax loss on disposal of approximately $10.5 million.

Also included in results of discontinued operations in each of the periods presented is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility ($23.9 million as of December 31, 2011), and a $2.0 million deferred fee, would be required to be repaid upon the sale of the respective assets.

Interest capitalized to homesite inventory during the year ended December 31, 2009 was $0.4 million. Interest capitalized to homesite inventory during the years ended December 31, 2010 and 2011 was insignificant. The interest expense reflected above is net of capitalized interest.

14. Related Party Transactions

BFC beneficially owns approximately 54% of our common stock. In addition, Alan B. Levan and John E. Abdo, our Chairman and Vice Chairman, respectively, serve as Chairman, Chief Executive Officer and President of BFC and Vice Chairman of BFC, respectively, and may be deemed to control BFC by virtue of their ownership interest in BFC’s common stock. As described above, we entered into a definitive merger agreement with BFC on November 11, 2011, pursuant to which, upon consummation of the merger contemplated by the agreement and subject to the terms and conditions thereof, we will become a wholly owned subsidiary of BFC. Under the terms of the merger agreement, holders of our common stock (other than BFC) will be entitled to receive, in exchange for each share of our common stock that they hold at the effective time of the merger, eight shares of BFC’s Class A Common Stock (as ratably adjusted in connection with the reverse stock split expected to be effected by BFC immediately prior to the consummation of the merger). See Note 1 for additional information regarding the proposed merger.

We paid BFC or its affiliated entities approximately $1.0 million, $1.7 million and $1.2 million during 2009, 2010 and 2011, respectively, for management advisory, risk management, administrative and other services. Additionally, during 2009 and 2010, we reimbursed BFC and its Woodbridge Holdings subsidiary, approximately $2.4 million and $1.4 million, respectively, for expenses they incurred in assisting us in our efforts to explore potential sources of liquidity. In addition, in connection with our agreement with BFC to reimburse BFC for fees related to certain procedures performed by BFC’s independent registered public accounting firm at our company, we reimbursed BFC approximately $0.1 million and $0.5 million during 2010 and 2011, respectively. As of December 31, 2010 and 2011 we had accrued approximately $0.2 million in each period for the services described above.

BFC holds a significant investment in Benihana, and Alan B. Levan and John E. Abdo serve on Benihana’s Board of Directors. In 2009, we entered into a land lease with Benihana, which constructed and operates a restaurant at one of our resort properties. Under the terms of the lease, we received payments from Benihana of approximately $0.1 million during 2009, 2010 and 2011.

J. Larry Rutherford, who served as a member of our Board of Directors until April 30, 2011, is the President and Chief Executive Officer of Southstar Development Partners, Inc. As described above, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar on October 12, 2011, which provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities. See Note 13 for additional information regarding the agreement and the proposed transaction.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events

In March 2012, the Bluegreen/Big Cedar Joint Venture, in which we own a 51% interest, made a cash distribution of its operating proceeds to us and its other member. The distribution totaled $15.0 million and was allocated between us and its other member based on our and the other member’s respective distribution percentages, resulting in a $7.7 million distribution to us and a $7.3 million distribution to the other member.

16. Quarterly Financial Information (Unaudited)

A summary of the quarterly financial information for the years ended December 31, 2010 and 2011 is presented below (dollars in thousands, except per share information):

	For the Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Sales of VOIs (1)	$22,007	$47,679	$38,789	$15,233
Gross profit (1)	15,919	35,333	25,093	18,348
(Loss) income from continuing operations attributable to Bluegreen shareholders (1)	(2,915)	8,206	(578)	(2,309)
Loss from discontinued operations, net of income taxes (2)	(4,942)	(3,897)	(16,130)	(21,401)
Net (loss) income attributable to Bluegreen Corporation (1)(2)	$(7,857)	$4,309	$(16,708)	$(23,710)
(Loss) income attributable to Bluegreen Corporation per common share:
Diluted (loss) earnings per share from continuing operations	$(0.09)	$0.26	$(0.02)	$(0.07)
Diluted loss per share for discontinued operations	$(0.16)	$(0.12)	$(0.52)	$(0.69)
Diluted (loss) earnings per share	$(0.25)	$0.14	$(0.54)	$(0.76)

	For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Sales of VOIs	$36,929	$44,778	$45,888	$36,540
Gross profit	26,391	34,662	34,539	28,083
Income from continuing operations attributable to Bluegreen shareholders	3,907	9,687	9,676	5,042
Loss from discontinued operations, net of income taxes (3)	(1,376)	(36,386)	(2,626)	(5,177)
Net (loss) income attributable to Bluegreen Corporation (3)	$2,531	$(26,699)	$7,050	$(135)
(Loss) income attributable to Bluegreen Corporation per common share:
Diluted earnings per share from continuing operations	$0.12	$0.30	$0.30	$0.16
Diluted loss per share for discontinued operations	$(0.04)	$(1.13)	$(0.08)	$(0.16)
Diluted (loss) earnings per share	$0.08	$(0.83)	$0.22	$(0.00)

(1)

Sales of VOIs for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, include charges of $10.7 million, $2.5 million, $24.5 million and $32.0 million, respectively, to increase our allowance for uncollectible notes receivable on notes generated prior to December 15, 2008, the date on which we implemented our FICO® score-based underwriting standards.

(2)	Amounts presented for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 include charges of $5.3 million, $0.3 million, $20.8 million and $28.2 million, respectively, to adjust the carrying amount of inventory to fair value, less cost to sell, on certain of Bluegreen Communities’ real estate developments.
(3)	Includes pre-tax charges of $56.8 million to adjust the carrying amount of inventory to fair value, less cost to sell, as derived in connection with the Purchase and Sale Agreement with Southstar described herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for its qualified special purpose entities associated with past securitization transactions as a result of the adoption of Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bluegreen Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

March 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bluegreen Corporation

We have audited Bluegreen Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bluegreen Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bluegreen Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bluegreen Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 28, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

March 28, 2012

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

BFC FINANCIAL CORPORATION,

BXG FLORIDA, LLC

and

BLUEGREEN CORPORATION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of the 11th day of November, 2011, by and among BFC FINANCIAL CORPORATION, a Florida corporation (“BFC”), BXG FLORIDA, LLC, a Florida limited liability company (“Merger Sub”), and BLUEGREEN CORPORATION, a Massachusetts corporation (“Bluegreen”).

W I T N E S S E T H:

WHEREAS, BFC has proposed a business combination with Bluegreen pursuant to which Bluegreen will merge with and into Merger Sub, with Merger Sub to be the surviving company in the merger (the “Merger”);

WHEREAS, the Board of Directors of Bluegreen has designated a special committee (the “Special Committee”) composed entirely of independent directors, as determined in accordance with the listing standards of the New York Stock Exchange to, among other things, review and evaluate the terms and conditions, and determine the advisability, of the Merger;

WHEREAS, the Special Committee has negotiated the terms and conditions of this Agreement on behalf of Bluegreen and has (i) determined that the Merger is advisable, fair to, and in the best interests of Bluegreen’s shareholders and (ii) recommended the approval and adoption of this Agreement by the Board of Directors of Bluegreen;

WHEREAS, based upon the recommendation of the Special Committee and its own independent review, the Board of Directors of Bluegreen has (i) determined that the Merger is advisable, fair to, and in the best interests of Bluegreen’s shareholders, (ii) approved and adopted this Agreement and declared its advisability, (iii) approved the Merger and the other transactions contemplated by this Agreement and (iv) recommended the approval and adoption of this Agreement by Bluegreen’s shareholders in accordance with this Agreement;

WHEREAS, the Board of Directors of BFC has determined that the Merger is consistent with and in furtherance of the long-term business strategy of BFC and fair to, and in the best interests of, BFC and its shareholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Managers of Merger Sub has determined that the Merger is in the best interests of Merger Sub and its member, and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, BFC, Merger Sub and Bluegreen desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to also set forth certain conditions to the Merger;

Annex A-1

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of prescribing the terms and conditions of the Merger, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

“Acquisition Proposal” shall have the meaning set forth in Section 7.3(a).

“Affiliate” shall mean with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of this Agreement (i) Bluegreen and its Subsidiaries shall not be treated as an Affiliate of BFC and (ii) BFC, BankAtlantic Bancorp, Inc. and Woodbridge Holdings, LLC, and each of their respective Subsidiaries, shall not be treated as Affiliates of Bluegreen.

“Agreement” means this Agreement and Plan of Merger as executed on the date hereof and as amended and supplemented in accordance with its terms, including, without limitation, all Schedules and Exhibits hereto.

“BFC” shall have the meaning set forth in the Preamble.

“BFC Capital Stock” shall have the meaning set forth in Section 4.2(a).

“BFC Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of BFC.

“BFC Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of BFC.

“BFC Common Stock” shall mean, collectively, the BFC Class A Common Stock and the BFC Class B Common Stock.

“BFC Financial Statements” shall mean the audited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for each of BFC’s fiscal years ended December 31, 2008, 2009 and 2010, and the unaudited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for the six-month period ended June 30, 2011, as each of which is included in the BFC SEC Reports.

“BFC Leased Real Property” shall mean all real property leased by BFC (including, without limitation, all leasehold or subleasehold estates and other rights to use or occupy any land, buildings (including sales kiosks) and improvements thereon).

“BFC Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which BFC is a party or otherwise relating to or affecting any of their respective assets, properties or operations.

Annex A-2

“BFC Meeting” shall mean the annual or special meeting of BFC’s shareholders to be held for the purpose of voting upon the transactions contemplated hereby (including the Reverse Split, and to the extent necessary, an amendment to the Articles of Incorporation of BFC to increase the number of authorized shares of the BFC Class A Common Stock) and for no other purpose without the prior written consent of Bluegreen; provided, however, that in the event the BFC Meeting is the annual meeting of BFC’s shareholders, then the election of directors to the Board of Directors of BFC and such other matters as set forth in a shareholder proposal submitted pursuant to applicable SEC rules and regulations and required thereunder to be presented at the BFC Meeting to a vote of BFC’s shareholders may be acted upon at the BFC Meeting without the prior written consent of Bluegreen.

“BFC Options” shall mean all options or warrants granted by BFC to purchase shares of BFC Class A Common Stock or BFC Class B Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“BFC Option Plans” shall mean (i) the BFC Financial Corporation Stock Option Plan and (ii) the BFC Financial Corporation 2005 Stock Incentive Plan, as amended.

“BFC Owned Real Property” shall mean all real property owned by BFC (including, without limitation, all land, interests in buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto owned by BFC).

“BFC Plans” shall mean all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which BFC is a party, with respect to which BFC has any obligation or which are maintained, contributed to or sponsored by BFC for the benefit of any current or former employee, officer or director of BFC.

“BFC Rights Agreement” shall mean the Rights Agreement, dated as of September 21, 2009, by and between BFC and American Stock Transfer & Trust Company, LLC, as Rights Agent.

“BFC SEC Reports” shall have the meaning set forth in Section 4.5(a).

“BFC Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

“Bluegreen” shall have the meaning set forth in the Preamble.

“Bluegreen Common Stock” shall mean the Common Stock, par value $0.01 per share, of Bluegreen.

“Bluegreen Financial Statements” shall mean the audited Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of Bluegreen, and the related notes thereto, for each of Bluegreen’s fiscal years ended December 31, 2008, 2009 and 2010, and the unaudited Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows of Bluegreen, and the related notes thereto, for the six-month period ended June 30, 2011, as each of which is included in the Bluegreen SEC Reports.

“Bluegreen Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Bluegreen or any of its Subsidiaries is a party or otherwise relating to or affecting any of their respective assets, properties or operations as well as any contract, agreement or other arrangement pursuant to which Bluegreen or any of its Subsidiaries has incurred indebtedness in an amount equal to or exceeding $25 million.

Annex A-3

“Bluegreen Meeting” shall mean the annual or special meeting of Bluegreen’s shareholders to be held for the purpose of voting upon the transactions contemplated hereby and for no other purpose without the prior written consent of BFC; provided, however, that in the event the Bluegreen Meeting is the annual meeting of Bluegreen’s shareholders, then the election of directors to the Board of Directors of Bluegreen and such other matters as set forth in a shareholder proposal submitted pursuant to applicable SEC rules and regulations and required thereunder to be presented at the Bluegreen Meeting to a vote of Bluegreen’s shareholders may be acted upon at the Bluegreen Meeting without the prior written consent of BFC.

“Bluegreen Options” shall mean all options or warrants granted by Bluegreen to purchase shares of Bluegreen Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“Bluegreen Option Plans” shall mean (i) the Bluegreen Corporation 1995 Stock Incentive Plan, as amended, (ii) the Bluegreen Corporation 1998 Non-Employee Director Stock Option Plan, (iii) the Bluegreen Corporation 2005 Stock Incentive Plan and (iv) the Bluegreen Corporation 2008 Stock Incentive Plan, in each case as amended to date.

“Bluegreen Rights Agreement” shall mean the Rights Agreement, dated as of July 27, 2006, between Bluegreen and Mellon Investor Services LLC, as Rights Agent, as amended by (i) the Amendment to Rights Agreement, dated as of October 16, 2006, (ii) the Second Amendment to Rights Agreement, dated as of May 21, 2008, (iii) the Third Amendment to Rights Agreement, dated as of October 15, 2007, and (iv) the Fourth Amendment to Rights Agreement, dated as of July 17, 2008.

“Bluegreen SEC Reports” shall have the meaning set forth in Section 5.5(a).

“Bluegreen Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

“Business Day” means any day on which banks are not required or authorized by Law or executive order to close in the city of Fort Lauderdale, Florida, USA.

“Claim” shall have the meaning set forth in Section 7.7.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall have the meaning set forth in the Recitals.

“Controlled Group” shall mean a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code).

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.2.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.2(a).

Annex A-4

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FBCA” shall mean the Florida Business Corporation Act.

“Florida Certificate of Merger” shall mean the certificate of merger with respect to the Merger to be filed with the Florida Department of State.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods presented in accordance with past practices.

“Governmental Entity” shall mean any federal, state, local or foreign court, tribunal, arbitral body, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Liabilities” shall have the meaning set forth in Section 7.7.

“Indemnified Parties” shall have the meaning set forth in Section 7.7.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 4.16.

“Law” shall mean any federal, state or local governmental law, rule, regulation or requirement, including, without limitation, any rules, regulations and Orders promulgated thereunder and any Orders, decrees, consents or judgments of any Governmental Entity and courts having the force of law.

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(b).

“Lien” shall mean any lien, charge, pledge, security interest, mortgage, claim, encumbrance, option, right of first refusal and other proscription, restriction, condition, covenant or similar right whether imposed by law, by contract or otherwise.

“Listing Application” shall have the meaning set forth in Section 7.14.

“Massachusetts Articles of Merger” shall mean the articles of merger with respect to the Merger to be filed with the Secretary of State of the Commonwealth of Massachusetts.

“Material Adverse Effect” shall mean any effect, change, event, state of fact, development, circumstance or condition (including, without limitation, changes in banking, thrift or similar laws, rules or regulations) which when considered individually or in the aggregate with all other effects, changes, events, state of facts, developments, circumstances or conditions has materially and adversely affected or could reasonably be expected to materially and adversely affect the results of operations, financial condition, assets, liabilities, or business of BFC or Bluegreen, as the case may be, in each case including its respective Subsidiaries together with it taken as a whole, including, without limitation, the ability of the parties to consummate the Merger and/or any of the other transactions contemplated hereby; provided, however, that a “Material Adverse Effect” shall not be deemed to include any changes resulting from (i) investigations by Governmental Entities, litigation and other legal proceedings existing on the date hereof and involving BFC or Bluegreen, as the case may be, (ii) general economic or political conditions, (iii) circumstances that affect the industries in which BFC or Bluegreen, as the case may be, operate or in which they hold material investments, (iv) force majeure events, acts of terrorism or

Annex A-5

acts of war or (v) the sale by BankAtlantic Bancorp, Inc. to BB&T Corporation of all of the capital stock of BankAtlantic not being consummated on the terms contemplated by the Stock Purchase Agreement between BankAtlantic Bancorp, Inc. and BB&T Corporation, or at all;; provided, further, that, notwithstanding the foregoing, the changes or events described in clauses (ii), (iii) and (iv) above shall be regarded in determining whether a Material Adverse Effect has occurred if the effects of such changes or events disproportionately impact or uniquely relate to BFC or Bluegreen, as the case may be.

“MBCA” shall mean the Massachusetts Business Corporation Act.

“Merger Consideration” shall have the meaning set forth in Section 3.2(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger” shall have the meaning set forth in the Recitals.

“Order” shall mean any judgment, ruling, order, writ, injunction, decree, consent decree, statute, rule or regulation.

“OSHA” shall mean the Occupational Safety and Health Act of 1970, as amended, and together with the rules and regulations promulgated thereunder.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permits” shall mean all permits, licenses, variances, registrations, certificates of authority, Orders and approvals of Governmental Entities.

“Permitted Liens” shall mean (i) statutory Liens imposed by Law for Taxes that are not yet due and payable, or are being contested in good faith by proper proceedings and which have been adequately reserved for in accordance with GAAP on the Bluegreen Financial Statements or BFC Financial Statements, as applicable; (ii) Liens which are purchase money Liens arising in the ordinary course of business for amounts which are not in default; (iii) carriers’, warehousemen’s, mechanics, landlords’, materialmen’s, repairmen’s or other substantially similar Liens arising under Law for amounts not yet due and payable; (iv) easements, rights-of-way and other similar instruments whether or not recorded in the public land records or filed in other public records and which do not, individually or in the aggregate, interfere with the use or marketability of the relevant asset; (v) zoning, subdivision and other applicable Laws; and (vi) amendments, extensions, renewals or replacements of any Lien referred to in clauses (i) through (v) above, to the extent that the scope, duration and effect of the Lien so amended, extended, renewed or replaced remains the same in all material respects.

“Person” shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership, governmental entity, agency or branch or department thereof, or any other legal entity.

“Plan” shall mean, with respect to any Person, any employee benefit plan (within the meaning of Section 3(3) of ERISA), stock purchase plan, stock option plan, fringe benefit plan, bonus plan and any other deferred compensation agreement or plan or funding arrangement sponsored, maintained or to which contributions are made by (i) such Person or any of its Subsidiaries or (ii) any other organization which is a member of a Controlled Group of which such Person or any of its Subsidiaries is a member or with respect to which such Person or any of its Subsidiaries or any member of the Controlled Group of which such Person or any of its Subsidiaries has any liability or potential liability.

“Registration Statement” shall have the meaning set forth in Section 4.16.

Annex A-6

“Reverse Split” shall have the meaning set forth in Section 7.13.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Special Committee” shall have the meaning set forth in the Recitals.

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person, directly or indirectly (either alone or through or together with any other Subsidiary of such Person) owns more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors, other governing body or manager of such corporation, limited liability company, partnership, joint venture or other legal entity; provided, however, that for purposes of this Agreement, neither Bluegreen nor BankAtlantic Bancorp, Inc., nor any of their respective subsidiaries, shall be treated as a Subsidiary of BFC.

“Superior Proposal” shall have the meaning set forth in Section 7.3(b).

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Third Party” shall have the meaning set forth in Section 7.3(b).

ARTICLE II

THE MERGER

2.1 Merger. At the Effective Time, Bluegreen shall be merged with and into Merger Sub, and Merger Sub will be the surviving company of the Merger (the “Surviving Company”), in accordance with the terms, conditions and provisions of this Agreement, the Florida Certificate of Merger and the Massachusetts Articles of Merger.

2.2 Consummation of the Merger; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Miami, Florida 33130, at such time as shall be fixed by mutual agreement of BFC and Bluegreen as promptly as practicable after the satisfaction or waiver of all of the conditions set forth in this Agreement (the date of Closing is hereinafter sometimes referred to as the “Closing Date”). On or prior to the day before the Closing Date, each of Bluegreen and Merger Sub will execute the Florida Certificate of Merger and the Massachusetts Articles of Merger and deliver them to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. for filing with the Florida Department of State and the Secretary of State of the Commonwealth of Massachusetts, respectively. Subject to the satisfaction or waiver of all conditions precedent to the consummation of the transactions contemplated by this Agreement, the parties shall cause the Merger to become effective on the date of the Closing by (i) causing the filing, in accordance with all applicable regulations, of the Florida Certificate of Merger and the Massachusetts Articles of Merger as set forth in the

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preceding sentence and (ii) causing all other documents which must be recorded or filed as a result of the Merger to be recorded or filed. The Florida Certificate of Merger and the Massachusetts Articles of Merger shall provide that the Merger shall be effective as of 5:00 p.m. on the Closing Date (the date and time of such effectiveness being referred to herein as the “Effective Time”). The Closing shall be deemed to occur simultaneously with the Effective Time.

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Florida Certificate of Merger and the FBCA and the Massachusetts Articles of Merger and the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Bluegreen and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Bluegreen and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.4 Articles of Organization and Operating Agreement. The Articles of Organization of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Company, and the Operating Agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Company, in each case subject to any change to such Articles of Organization (including a change to Merger Sub’s name) as may be set forth in the Florida Certificate of Merger, and any subsequent amendment in accordance with applicable law.

2.5 Board of Managers. As of the Effective Time, the Board of Managers of the Surviving Company will consist of the individuals serving on the Board of Managers of Merger Sub immediately prior to the Effective Time.

2.6 Officers. As of the Effective Time, the officers of Bluegreen immediately prior to the Effective Time shall constitute the officers of the Surviving Company until such time as their respective successors have been duly appointed and qualified.

2.7 Additional Actions. If, at any time after the Effective Time, BFC or the Surviving Company shall consider or be advised that, consistent with the terms of this Agreement, any further assignments or assurances in Law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, title to and possession of any property or right of either Bluegreen or Merger Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) to otherwise carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each of Bluegreen and its officers and directors and Merger Sub and its officers and managers shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Company and otherwise to carry out the purposes of this Agreement; and the officers and managers of the Surviving Company are fully authorized in the name of both Bluegreen and Merger Sub to take any and all such actions.

ARTICLE III

CONVERSION OF SHARES; CONSIDERATION

3.1 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of BFC, Merger Sub, Bluegreen or the holders of any of their respective securities:

(a) 100% of the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged following the Effective Time and constitute 100% of the membership interests in the Surviving Company.

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(b) Each share of Bluegreen Common Stock owned by BFC, Merger Sub or Bluegreen (in each case other than in a fiduciary capacity or as a result of debts previously contracted), immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no stock of BFC, cash or other consideration shall be delivered in exchange therefor.

(c) Subject to the other provisions of this Section 3.1, each share of Bluegreen Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding any shares of Bluegreen Common Stock canceled pursuant to Section 3.1(b) and excluding Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof become and be converted into the right to receive eight (8) shares of BFC Class A Common Stock (such ratio of shares of BFC Class A Common Stock to shares of Bluegreen Common Stock, as the same may be adjusted pursuant to Section 3.1(e) and any other applicable terms hereof, being referred to as the “Exchange Ratio”). Fractional shares of BFC Class A Common Stock will not be issued in connection with the Merger. Rather, the aggregate number of shares of BFC Class A Common Stock to which a holder of Bluegreen Common Stock shall be entitled to receive as a result of the Merger will be rounded up to the next largest whole number. In furtherance of the foregoing, if more than one Bluegreen Stock Certificate shall be surrendered for the account of the same holder, the number of shares of BFC Class A Common Stock to be issued to such holder in exchange for the Bluegreen Stock Certificates which have been surrendered shall be computed on the basis of the aggregate number of shares represented by all of the Bluegreen Stock Certificates surrendered for the account of such holder.

(d) At the Effective Time, holders of Bluegreen Common Stock shall cease to be, and shall have no rights as, shareholders of Bluegreen, and Bluegreen Stock Certificates shall thereafter represent only the right to receive the consideration provided under this Article III.

(e) In connection with the Reverse Split, any other action effected between the date of this Agreement and the Effective Time pursuant to which the outstanding shares of BFC Class A Common Stock or Bluegreen Common Stock is changed into a different number of shares (including by reason of a reorganization, reclassification, recapitalization, division, combination or exchange of shares), and any dividend or other distribution payable in stock or other securities declared with regard to the BFC Class A Common Stock or Bluegreen Common Stock with a record date between the date of this Agreement and the Effective Time, the Merger Consideration shall automatically be adjusted to provide the holders of Bluegreen Common Stock the same economic effect as that contemplated by this Agreement if the Reverse Split, reorganization, reclassification, recapitalization, division, combination, exchange, dividend or other distribution had not taken place.

3.2 Exchange of Certificates.

(a) At or prior to the Effective Time, BFC shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company, or such other bank or trust company designated by BFC and who is reasonably satisfactory to Bluegreen (the “Exchange Agent”) for the benefit of the holders of certificates representing the shares of Bluegreen Common Stock (“Bluegreen Stock Certificates”) for exchange in accordance with this Article III through the Exchange Agent, certificates representing the shares of BFC Class A Common Stock (“BFC Stock Certificates”) issuable pursuant to Section 3.1(c) above (such BFC Stock Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the “Exchange Fund”) to be exchanged pursuant to this Article III for outstanding Bluegreen Stock Certificates. The Exchange Fund shall not be used for any other purpose.

(b) Promptly, but in any event no later than three (3) Business Days after the Effective Time, BFC will instruct the Exchange Agent to mail to each holder of record of Bluegreen Common Stock who has not previously surrendered his, her or its Bluegreen Stock Certificates (other than holders of any shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) or holders of Dissenting Shares) (i) a letter of transmittal reasonably acceptable to Bluegreen (which shall specify that delivery shall be effected, and risk of loss and title

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to such holder’s Bluegreen Stock Certificates shall pass, only upon proper delivery of the Bluegreen Stock Certificates to the Exchange Agent and shall be in such form and have such other provisions as to which BFC and Bluegreen may agree); and (ii) instructions reasonably acceptable to Bluegreen for use in effecting the surrender of the Bluegreen Stock Certificates in exchange for BFC Stock Certificates in accordance with this Article III (collectively, the “Letter of Transmittal”).

(c) From and after the Effective Time and upon the surrender of a Bluegreen Stock Certificate for cancellation (or affidavits and indemnification regarding the loss or destruction of such certificates reasonably acceptable to BFC and the Exchange Agent) to the Exchange Agent together with the Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant thereto, the holder of such Bluegreen Stock Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver in accordance with the Letter of Transmittal, BFC Stock Certificates representing that number of whole shares of BFC Class A Common Stock which such holder has the right to receive in respect of the shares of Bluegreen Common Stock formerly evidenced by such Bluegreen Stock Certificate in accordance with Section 3.1 (the “Merger Consideration”), and the Bluegreen Stock Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Bluegreen Common Stock which is not registered in the transfer records of Bluegreen, a certificate evidencing the proper number of shares of BFC Class A Common Stock may be issued in accordance with this Article III to a transferee if the Bluegreen Stock Certificate evidencing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably acceptable to BFC and the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Bluegreen Stock Certificate (other than those representing shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) or Dissenting Shares) shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration and any dividends or other distributions declared or paid thereon after the Effective Time.

(d) All shares of BFC Class A Common Stock issued upon the surrender for exchange of Bluegreen Stock Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid, respectively, in full satisfaction of all rights pertaining to the shares of Bluegreen Common Stock theretofore represented by such Bluegreen Stock Certificates.

(e) Any portion of the Exchange Fund which remains undistributed to the holders of the Bluegreen Stock Certificates upon the date that is nine (9) months after the Effective Time shall be delivered by the Exchange Agent to BFC, and any holders of Bluegreen Stock Certificates (other than holders of shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) and holders of Dissenting Shares) who have not theretofore complied with this Article III shall thereafter look only to BFC for the Merger Consideration.

(f) None of BFC, Bluegreen, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of BFC Class A Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Bluegreen Stock Certificate shall not have been surrendered prior to the date that is seven (7) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to, or become the property of, any Governmental Entity), any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of BFC, free and clear of all claims or interest of any person previously entitled thereto.

(g) If any Bluegreen Stock Certificate shall have been lost, stolen or destroyed, upon the making of a customary affidavit of that fact by the Person claiming such Bluegreen Stock Certificate to be lost, stolen or destroyed and, if requested by BFC, the posting by such Person of a bond in such reasonable amount as BFC may direct as indemnity against any claim that may be made with respect to such Bluegreen Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Bluegreen Stock Certificate the Merger Consideration pursuant to this Article III.

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3.3 Stock Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of Bluegreen or the Surviving Company of the shares of Bluegreen Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Bluegreen Stock Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and, subject to the provisions of this Article III, exchanged for the Merger Consideration as provided in this Article III, except as otherwise required by Law.

3.4 Bluegreen Options and Restricted Stock.

(a) At the Effective Time, the Bluegreen Option Plans shall be assumed by BFC, and each Bluegreen Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by BFC and converted into an option to purchase shares of BFC Class A Common Stock in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms, or the terms of the applicable Bluegreen Option Plan as a result of the Merger, and except that all references to Bluegreen in each such Bluegreen Option shall be deemed to refer to BFC). All restricted stock awards issued under the Bluegreen Option Plans outstanding at the Effective Time shall be converted into the right to receive restricted stock awards in the form of shares of BFC Class A Common Stock, to be adjusted as provided in Section 3.4(b).

(b) The number of shares of BFC Class A Common Stock to be subject to each assumed Bluegreen Option and restricted stock award shall be adjusted to equal the product of (i) the number of shares of Bluegreen Common Stock subject to the original Bluegreen Option or restricted stock award, as the case may be, immediately prior to the Effective Time and (ii) the Exchange Ratio. In addition, with respect to each assumed Bluegreen Option, the exercise price shall be adjusted to equal (i) the exercise price in effect immediately prior to the Effective Time divided by (ii) the Exchange Ratio.

(c) In effecting such assumption and conversion, the aggregate number of shares of BFC Class A Common Stock to be subject to each assumed Bluegreen Option or restricted stock award will be rounded up, if necessary, to the next largest whole share, and the aggregate exercise price of each assumed Bluegreen Option shall be rounded down, if necessary, to the nearest whole cent.

(d) The adjustments provided herein with respect to any assumed Bluegreen Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code.

(e) As soon as practicable after the Effective Time, but in no event later than thirty (30) days after the Effective Time, BFC shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of BFC Class A Common Stock purchasable upon exercise of the assumed Bluegreen Options and underlying the assumed Bluegreen restricted stock awards, and BFC will use its reasonable efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses contained therein) for so long as any such assumed Bluegreen Options or restricted stock awards remain outstanding under the applicable Bluegreen Option Plan assumed by BFC.

3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable Law, each share of Bluegreen Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder who, pursuant to Sections 13.01-13.31 of the MBCA, duly and validly exercises and perfects his, her or its appraisal rights with respect to his, her or its shares of Bluegreen Common Stock (the “Dissenting Shares”), shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from the Surviving Company of the appraised value of the Dissenting Shares in accordance with the provisions of Sections 13.01-13.31 of the MBCA. If any such holder shall have failed to duly

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and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Bluegreen Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BFC AND MERGER SUB

BFC and Merger Sub jointly and severally represent and warrant to Bluegreen as follows:

4.1 Organization; Good Standing; Power. BFC is a corporation duly organized and validly existing under the laws of the State of Florida, and its status is active. Merger Sub is a limited liability company duly organized and validly existing under the laws of the State of Florida, and its status is active. Each of BFC and Merger Sub has all necessary corporate or limited liability company, as the case may be, power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. BFC has heretofore made available to Bluegreen a complete and correct copy of its Articles of Incorporation and Bylaws, each as amended to the date hereof. Each of BFC and Merger Sub is duly licensed or qualified to conduct business and is in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be duly qualified could not reasonably be expected to have a Material Adverse Effect on BFC.

4.2 Capitalization.

(a) BFC’s authorized capital stock consists solely of 150,000,000 shares of BFC Class A Common Stock, 20,000,000 shares of BFC Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “BFC Capital Stock”). As of the date hereof, 70,274,972 shares of BFC Class A Common Stock, 6,859,751 shares of BFC Class B Common Stock and 15,000 shares of preferred stock designated as 5% Cumulative Preferred Stock are issued and outstanding. No shares of preferred stock, including shares designated as Series A Junior Participating Preferred Stock, are issued or outstanding as of the date hereof. As of the date hereof, 4,050,971 shares of BFC Class A Common Stock (including 1,580,275 shares reserved for issuance upon exercise of outstanding BFC Options) and 717,583 shares of BFC Class B Common Stock (all of which shares are reserved for issuance upon exercise of outstanding BFC Options) are reserved for issuance under the BFC Option Plans, 6,859,751 shares of BFC Class A Common Stock are reserved for issuance upon conversion of shares of BFC Class B Common Stock, and no shares of BFC Capital Stock are held in treasury.

(b) 100% of the issued and outstanding membership interests in Merger Sub are owned by Woodbridge Holdings, LLC, the sole member of Merger Sub and a direct wholly-owned subsidiary of BFC.

(c) All of the issued and outstanding shares of BFC Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of BFC Capital Stock have been issued in violation of any statutory preemptive rights. Shares of BFC Class A Common Stock and BFC Class B Common Stock represent the only securities of BFC with the right to vote on the Merger and the other transactions contemplated hereby or for the election of directors of BFC. Except for BFC Options outstanding on the date hereof to acquire not more than 1,580,275 shares of BFC Class A Common Stock and 717,583 shares of BFC Class B Common Stock and except as contemplated by the BFC Rights Agreement, there are no outstanding or existing BFC Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of BFC; provided, however that, subject to certain limited exceptions, shares of BFC Class B Common Stock are convertible on a share-for-share basis into shares of BFC Class A Common Stock at any time in the holder’s discretion.

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(d) All outstanding BFC Options were granted under the BFC Option Plans. None of the BFC Options was issued in violation of applicable Law or the terms of the applicable BFC Option Plan. Other than BFC’s current share repurchase program, as described in the BFC SEC Reports, BFC is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of BFC Capital Stock or which restrict the transfer of such shares to which BFC is a party, nor, except as set forth on Schedule 4.2(d), does BFC have knowledge of any such agreements or understandings to which BFC is not a party. Except as set forth on Schedule 4.2(d), since June 30, 2011, BFC has not (i) issued any shares of BFC Capital Stock (or securities exercisable for or convertible into BFC Capital Stock) other than upon the valid exercise of BFC Options previously granted under the BFC Option Plans or the valid conversion of shares of BFC Class B Common Stock to BFC Class A Common Stock or (ii) granted any options or restricted stock awards under the BFC Option Plans. True and complete copies of the BFC Option Plans have been made available to Bluegreen and there is no agreement to amend, modify or supplement the BFC Option Plans from the form made available to Bluegreen; provided, however that it is expected that, at the time the Reverse Split is effected, the number of shares of BFC Class A Common Stock and BFC Class B Common Stock subject to the BFC Option Plans will be adjusted ratably in accordance with the Reverse Split conversion ratio.

(e) The shares of BFC Class A Common Stock to be issued pursuant to the Merger (including shares of BFC Class A Common Stock purchasable upon exercise of the assumed Bluegreen Options, assuming the exercise and payment in full of any exercise price in accordance with the terms of such Bluegreen Options, as adjusted hereby) will, when issued: (i) be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by the FBCA, BFC’s Articles of Incorporation or Bylaws, or any agreement to which BFC is a party or is bound; (ii) be registered under the Securities Act and the Exchange Act, and registered or exempt from registration under applicable state, local and other applicable securities laws; and (iii) assuming approval of the Listing Application (which is a condition precedent to the parties respective obligations to consummate and effect the Merger), be either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

4.3 Authorization; No Violation. Except to the extent described herein, the execution and delivery of this Agreement by BFC and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of BFC and all necessary limited liability company action on the part of Merger Sub, and no other corporate or limited liability company action on the part of BFC or Merger Sub, respectively, is necessary (other than the filing of the Florida Certificate of Merger pursuant to the FBCA, the filing of the Massachusetts Articles of Merger pursuant to the MBCA and the approval by BFC’s shareholders of the transactions contemplated hereby), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of BFC and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the execution, delivery or performance of this Agreement by BFC or Merger Sub, nor the consummation of the transactions contemplated hereby, nor the compliance by BFC and Merger Sub with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of BFC or any Subsidiary of BFC under any of the terms, conditions or provisions of (i) the Articles of Incorporation or Bylaws (or analogous organizational documents) of BFC or any of its Subsidiaries or (ii) any BFC Material Contract; (b) violate any Law or any Order applicable to BFC or any of its Subsidiaries or any of their respective properties or assets; or (c) require any filing, declaration or registration by BFC or any Subsidiary of BFC, or Merger Sub, with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including, without limitation, the

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filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby), (ii) any filings as may be required under the FBCA and the MBCA in connection with the Merger, including, without limitation, the Florida Certificate of Merger and the Massachusetts Articles of Merger, (iii) any filings as may be required by the HSR Act, (iv) any filing of a listing application \ with a national securities exchange (or an inter-dealer quotation system of a registered national securities association) with respect to the BFC Class A Common Stock, and (v) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws), except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, Lien, security interest, charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on BFC.

4.4 Subsidiaries. Set forth on Schedule 4.4 is a list of each Subsidiary of BFC, including its name and jurisdiction of organization. Except as set forth on Schedule 4.4, BFC is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries, and all of the shares of capital stock or other equity interests of BFC’s Subsidiaries are beneficially owned, directly or indirectly, by BFC free and clear of any Liens. Each Subsidiary of BFC (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on BFC.

4.5 Exchange Act Reports; Financial Statements.

(a) Since January 1, 2008, BFC has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “BFC SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the BFC SEC Reports, including, without limitation, all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by BFC with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by BFC.

(b) The BFC Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of BFC and its consolidated subsidiaries, on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on BFC). Any supporting schedules included in the BFC SEC Reports present fairly, in all material respects, the information required to be stated therein. Such BFC Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the BFC SEC Reports, in conformity with GAAP applied on a consistent basis. Other than as disclosed in the BFC Financial Statements, neither BFC nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since June 30, 2011 in the ordinary course of business to Persons other than Affiliates of BFC that could not reasonably be expected to have a Material Adverse Effect on BFC. Notwithstanding anything to the contrary contained herein, BFC makes no

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representation or warranty with respect to, and shall not be responsible or liable for, any inaccuracy in the BFC Financial Statements to the extent the same is derived from an inaccuracy in the Bluegreen Financial Statements.

4.6 Absence of Certain Changes. Except as disclosed in the BFC SEC Reports, since June 30, 2011, (a) BFC and each of its Subsidiaries have conducted their business in the ordinary and usual course, consistent with past practices, and (b) there has not been any event, occurrence, development or set of circumstances or facts which (i) has had or could reasonably be expected to have a Material Adverse Effect on BFC or any of its Subsidiaries, (ii) could reasonably be expected to render any of the representations and warranties of BFC incorrect or untrue as of the Closing Date or (iii) would result in a violation of the covenants set forth in Section 6.2 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

4.7 Taxes. Except as disclosed in the BFC SEC Reports and such matters as could not reasonably be expected to have a Material Adverse Effect on BFC, (a) BFC and each of its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any Taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of BFC and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against BFC or any of its Subsidiaries, (d) BFC and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against BFC or any of its Subsidiaries by a Taxing authority.

4.8 BFC Material Contracts. Each BFC Material Contract has been filed as an exhibit to a BFC SEC Report. Except as could not reasonably be expected to have a Material Adverse Effect on BFC, (a) each BFC Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof and (b) BFC and each of its Subsidiaries have performed in all material respects all obligations required to be performed by them to date under, and they are not in material default in respect of, any BFC Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. No consent of or notice to third parties is required pursuant to the terms of any BFC Material Contract or other material agreement to which BFC or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on BFC or materially impair the ability of BFC to consummate the Merger. To the knowledge of BFC, no other party to any BFC Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. BFC has made available to Bluegreen true, correct and complete copies of all the written BFC Material Contracts (together with any and all amendments or modifications to the Bluegreen Material Contracts to date), and a brief written summary or description of each oral BFC Material Contract.

4.9 Investigations; Litigation. Except as set forth in the BFC SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of BFC, threatened, against BFC or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of BFC or any of its Subsidiaries which, if determined adversely to BFC or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect on BFC. Neither BFC nor any of its Subsidiaries nor any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of BFC, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against BFC or any of its Subsidiaries, or any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of BFC or any of its Subsidiaries, and to the knowledge of BFC, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting BFC or any of its Subsidiaries, or any of their respective assets, businesses or operations.

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4.10 Insurance. BFC and its Subsidiaries have in effect insurance coverage which, in respect to amounts, types and risks insured, is customary for the businesses in which BFC and its Subsidiaries are engaged. All of the insurance policies, binders, bonds and other similar forms of insurance owned, held or maintained by BFC and each of its Subsidiaries are in full force and effect, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retrospective premiums which may be payable with respect to worker’s compensation insurance policies). Neither BFC nor any of its Subsidiaries is in material default under any such policy, and no notice of cancellation, termination or nonrenewal has been received with respect to any of the foregoing, and all claims thereunder have been filed in due and timely fashion. The insurance policies to which BFC and its Subsidiaries are parties are reasonably believed to (a) be sufficient for compliance, in all material respects, with all requirements of Law and, to the extent applicable, of all BFC Material Contracts and (b) provide adequate insurance coverage for the assets and operations of BFC and its Subsidiaries.

4.11 Compliance with Laws. BFC and each of its Subsidiaries have all Permits and have made all required filings, applications or registrations with applicable Governmental Entities necessary to permit them to carry on their businesses as presently conducted except where the failure to have such Permits or make such filings, applications or registrations would not reasonably be expected to have a Material Adverse Effect on BFC. Except as would not reasonably be expected to have a Material Adverse Effect on BFC, all such Permits are in full force and effect, and, to the knowledge of BFC, no suspension or cancellation of any of them is pending or has been threatened, and all such filings, applications and registrations are current. Neither BFC nor any of its Subsidiaries is in material default under any such Permits or, to the knowledge of BFC, under any Order or any license, regulation or demand of any Governmental Entity. BFC and each of its Subsidiaries have conducted their businesses in compliance in all material respects with all applicable Laws.

4.12 Labor Matters. Neither BFC nor any of its Subsidiaries is a party to, nor does BFC or any of its Subsidiaries have in effect, any organized labor contract or collective bargaining agreement.

4.13 Employee Benefit Plans.

(a) Schedule 4.13 lists all of the BFC Plans. Each BFC Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. BFC has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any material default or violation by any party to, any BFC Plan. Except as otherwise described in Schedule 4.13, no action, suit, proceeding or claim is pending or, to the knowledge of BFC, threatened, against BFC with respect to any BFC Plan (other than claims for benefits in the ordinary course).

(b) All contributions, premiums or payments required to be made with respect to all BFC Plans have been made. All such contributions have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Entity.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any severance, termination or other payment to any director, officer, employee or consultant of BFC or any of its Subsidiaries.

4.14 Related Party Transactions. Except for arrangements disclosed in the BFC SEC Reports, no holder of more than 5% of the BFC Class A Common Stock or BFC Class B Common Stock, or any officer or director of BFC or any Subsidiary of BFC, or, to the knowledge of BFC, any Affiliate of any of the foregoing (other than BFC and its Subsidiaries) (a) is indebted to BFC for money borrowed from BFC, (b) to the knowledge of BFC, has any direct or indirect material interest in any Person which is a customer or supplier of BFC or any of its Subsidiaries or (c) is party to any other material transaction or business relationship with BFC or any of its Subsidiaries that would be required to be disclosed in the BFC SEC Reports pursuant to Item 404(a) of Regulation S-K of the SEC.

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4.15 Broker’s and Finder’s Fees. Except as set forth on Schedule 4.15, neither BFC nor Merger Sub has employed any broker or finder, or incurred, and neither of them will incur, any broker’s, finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

4.16 Registration Statement; Joint Proxy Statement/Prospectus. None of the information relating to BFC included in BFC’s registration statement on Form S-4, which shall include the joint proxy statement relating to the Bluegreen Meeting and the BFC Meeting (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement/Prospectus”), pursuant to which the issuance of the shares of BFC Class A Common Stock to be issued to Bluegreen’s shareholders in the Merger will be registered under the Securities Act (the “Registration Statement”), will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act and at the time of the BFC Meeting or the Bluegreen Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.17 Tax Treatment. BFC has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

4.18 Opinion of Financial Advisor. JMP Securities LLC has (a) rendered its opinion to the Board of Directors of BFC to the effect that, as of the date of the meeting of the Board of Directors of BFC at which the Board of Directors of BFC approved this Agreement and subject to certain assumptions, qualifications, limitations and other matters considered in preparing and rendering such opinion, the Exchange Ratio is fair from a financial point of view to holders of the BFC Common Stock and (b) consented to the inclusion of such opinion in its entirety in the Registration Statement and any other filing required to be made by BFC with the SEC with respect to the Merger to the extent inclusion of the opinion is required by applicable law, subject to its advance review and approval thereof.

4.19 Sarbanes-Oxley. There is and has been no failure on the part of BFC or any of its directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), except, in the case of BFC’s directors and officers, where the failure to comply could not reasonably be expected to have a Material Adverse Effect on BFC.

4.20 Certain Business Practices. Neither (a) BFC, nor (b) to BFC’s knowledge, (i) any of its Subsidiaries, nor (ii) in connection with the operation of the business of BFC or any of its Subsidiaries, any directors or officers, agents or employees of BFC or, to BFC’s knowledge, any of its Subsidiaries, has (A) directly or indirectly given or agreed to give any funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses related to political activity, (B) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (C) made any payment in the nature of criminal bribery.

4.21 Operations of Merger Sub. Merger Sub (a) is a direct, wholly-owned subsidiary of Woodbridge Holdings, LLC (which is a direct wholly-owned subsidiary of BFC), (b) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (c) has engaged in no other business activities and (d) has conducted its operations only as contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has no obligations or liabilities.

4.22 Full Disclosure. No representation or warranty of BFC or Merger Sub contained in this Agreement, and none of the statements or information concerning BFC and its Subsidiaries, or Merger Sub contained in this

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Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BLUEGREEN

Bluegreen represents and warrants to BFC and Merger Sub as follows:

5.1 Organization; Good Standing; Power. Bluegreen is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Bluegreen has all necessary corporate power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. Bluegreen is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.2 Capitalization.

(a) Bluegreen’s authorized capital stock consists solely of 140,000,000 shares of Bluegreen Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “Bluegreen Capital Stock”). As of the date hereof, 32,571,639 shares of Bluegreen Common Stock are issued and outstanding, and 2,755,300 shares of Bluegreen Common Stock are held in treasury. No shares of preferred stock, including shares designated as Series A Junior Participating Preferred Stock, are issued or outstanding as of the date hereof. As of the date hereof, 7,919,012 shares of Bluegreen Common Stock are reserved for issuance under the Bluegreen Option Plans (including, without limitation, 4,235,461 shares of Bluegreen Common Stock reserved for issuance upon exercise of outstanding Bluegreen Options).

(b) All of the issued and outstanding shares of Bluegreen Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of Bluegreen Capital Stock have been issued in violation of any statutory preemptive rights. Bluegreen Common Stock is the only class of securities of Bluegreen with the right to vote on the transactions contemplated by this Agreement or for the election of directors of Bluegreen. Except for Bluegreen Options outstanding on the date hereof to acquire not more than 4,235,461 shares of Bluegreen Common Stock and except as contemplated by the Bluegreen Rights Agreement, there are no outstanding or existing Bluegreen Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of Bluegreen.

(c) All outstanding Bluegreen Options and restricted stock awards were granted under the Bluegreen Option Plans, and none were issued in violation of applicable Law or the terms of the applicable Bluegreen Option Plan. Other than Bluegreen’s current share repurchase program, as described in the Bluegreen SEC Reports, Bluegreen is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of Bluegreen Capital Stock or which restrict the transfer of such shares to which Bluegreen is a party, nor does Bluegreen have knowledge of any such agreements or understandings to which Bluegreen is not a party. Except as set forth on Schedule 5.2, since June 30, 2011, Bluegreen has not (i) issued any shares of Bluegreen Capital Stock (or securities exercisable for or convertible into Bluegreen Capital Stock) other than upon the valid exercise of options previously granted under any Bluegreen Option Plan or (ii) granted any options or restricted stock awards under any Bluegreen Option Plan. The terms of each of the Bluegreen Option Plans permit the substitution of options to purchase shares of, and

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restricted stock awards of, BFC Class A Common Stock for the outstanding Bluegreen Options and restricted stock awards, as the case may be, in each case as provided in this Agreement, without the consent or approval of the holders thereof, any other shareholders of Bluegreen, or any other Person (other than Bluegreen’s Board of Directors or a committee thereof), and without mandatory acceleration of the vesting or expiration of any of the Bluegreen Options. Schedule 5.2 hereto includes a true and complete list, as of the date hereof, of all holders of outstanding Bluegreen Options and restricted stock awards, including the name of such holders and, with respect to each such Bluegreen Option and restricted stock award, as applicable, the number of shares of Bluegreen Common Stock purchasable upon exercise of the option or underlying the restricted stock award, the exercise or vesting schedule, the exercise price per share and the expiration date. There are no awards outstanding as of the date hereof under any Bluegreen Option Plan other than those identified in Schedule 5.2. A true and complete copy of the Bluegreen Option Plans and all agreements and instruments relating to or issued under the Bluegreen Option Plans have been made available to BFC, and no such plan, agreement or instrument has been amended, modified or supplemented, and there is no agreement to amend, modify or supplement any such plan, agreement or instrument in any case from the form made available to BFC.

(d) No bonds, debentures, notes or other indebtedness of Bluegreen having the right to vote on any matters on which shareholders may vote are issued or outstanding.

5.3 Authorization; No Violation. The execution and delivery of this Agreement by Bluegreen and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Bluegreen, and no other corporate action on the part of Bluegreen is necessary (other than the approval of this Agreement by the holders of the Bluegreen Common Stock and the filing of the Florida Certificate of Merger pursuant to the FBCA and the Massachusetts Articles of Merger pursuant to the MBCA), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Bluegreen, enforceable against it in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Except as set forth on Schedule 5.3, neither the execution, delivery and performance of this Agreement by Bluegreen, nor the consummation of the transactions contemplated hereby, nor the compliance by Bluegreen with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of Bluegreen or any Subsidiary of Bluegreen under any of the terms, conditions or provisions of (i) the Articles of Organization or Bylaws (or analogous organizational documents) of Bluegreen or any of its Subsidiaries or (ii) any Bluegreen Material Contract; (b) violate any Law or any Order applicable to Bluegreen or any of its Subsidiaries or any of their respective properties or assets; or (c) require any filing, declaration or registration by Bluegreen with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including, without limitation, the filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby), (ii) any filings as may be required under the FBCA and the MBCA in connection with the Merger, including, without limitation, the Florida Certificate of Merger and the Massachusetts Articles of Merger, (iii) any filings as may be required by the HSR Act and (iv) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws), except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, Lien, security interest, charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.4 Subsidiaries. Set forth on Schedule 5.4 is a list of each Subsidiary of Bluegreen, including its name and jurisdiction of organization. Except as set forth on Schedule 5.4, Bluegreen does not own more than 20% of the

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capital stock or similar interests in or control any entities (including, without limitation, corporations, limited liability companies, partnerships, joint ventures and inactive corporations). Except as set forth on Schedule 5.4, Bluegreen is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries, and all of the shares of capital stock or other equity interests of Bluegreen’s Subsidiaries are beneficially owned, directly or indirectly, by Bluegreen free and clear of any Liens. Each Subsidiary of Bluegreen (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.5 Exchange Act Reports; Financial Statements.

(a) Since January 1, 2008, Bluegreen has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “Bluegreen SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the Bluegreen SEC Reports, including, without limitation, all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by Bluegreen with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by Bluegreen.

(b) The Bluegreen Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of Bluegreen and its Subsidiaries on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on Bluegreen). Any supporting schedules included in the Bluegreen SEC Reports present fairly, in all material respects, the information required to be stated therein. Such Bluegreen Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the Bluegreen SEC Reports, in conformity with GAAP applied on a consistent basis in accordance with past practice. Other than as disclosed in the Bluegreen Financial Statements, neither Bluegreen nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since June 30, 2011 in the ordinary course of business to Persons other than Affiliates of Bluegreen or that could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.6 Absence of Certain Changes. Except as set forth in Schedule 5.6 or as disclosed in the Bluegreen SEC Reports, since June 30, 2011, (a) Bluegreen and its Subsidiaries have conducted their respective businesses in the ordinary and usual course, consistent with past practices, and (b) there has not been any event, occurrence, development or set of circumstances or facts which (i) has had or could reasonably be expected to have a Material Adverse Effect on Bluegreen, (ii) could reasonably be expected to render any of the representations and warranties of Bluegreen contained in this Agreement incorrect or untrue as of the Closing Date or (iii) would result in a violation of the covenants set forth in Section 6.1 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

5.7 Taxes. Except as set forth on Schedule 5.7 or in the Bluegreen SEC Reports and except for such matters as could not reasonably be expected to have a Material Adverse Effect on Bluegreen, (a) Bluegreen and each of

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its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Bluegreen and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against Bluegreen or any of its Subsidiaries, (d) Bluegreen and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against Bluegreen or any of its Subsidiaries by a Taxing authority.

5.8 Investigations, Litigation. Except as set forth on Schedule 5.8 or in the Bluegreen SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of Bluegreen, threatened, against Bluegreen or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of Bluegreen or any of its Subsidiaries which, if determined adversely to Bluegreen or such Subsidiary, could reasonably be expected to have a Material Adverse Effect on Bluegreen. Except as disclosed on Schedule 5.8, (a) neither Bluegreen nor any of its Subsidiaries nor any director, manager, officer, employee or agent of Bluegreen or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of Bluegreen, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against Bluegreen or any of its Subsidiaries, or any director, officer, employee or agent of Bluegreen or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of Bluegreen or any of its Subsidiaries and (b) to the knowledge of Bluegreen, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting Bluegreen or any of its Subsidiaries, or any of their respective assets, businesses or operations.

5.9 Bluegreen Material Contracts. Each Bluegreen Material Contract has been filed as an exhibit to a Bluegreen SEC Report or is set forth on Schedule 5.9. Except as could not reasonably be expected to have a Material Adverse Effect on Bluegreen, (a) each Bluegreen Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof and (b) Bluegreen and each of its Subsidiaries have performed in all material respects all obligations required to be performed by such entity to date under, and are not in material default in respect of, any Bluegreen Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Except as set forth on Schedule 5.9, no consent of or notice to third parties is required pursuant to the terms of any Bluegreen Material Contract or other material agreement to which Bluegreen or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for any such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on Bluegreen or materially impair the ability of Bluegreen to consummate the Merger. To the knowledge of Bluegreen, no other party to any Bluegreen Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Bluegreen has made available to BFC true, correct and complete copies of all the written Bluegreen Material Contracts (together with any and all amendments or modifications to the Bluegreen Material Contracts to date), and a brief written summary or description of each oral Bluegreen Material Contract.

5.10 Broker’s and Finder’s Fees. Except as set forth on Schedule 5.10, neither Bluegreen nor any of its Subsidiaries has employed any broker or finder, and neither Bluegreen nor any of its Subsidiaries has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

5.11 Registration Statement; Joint Proxy Statement/Prospectus. None of the information included in the Registration Statement or the Joint Proxy Statement/Prospectus relating to Bluegreen will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act or at the time of the BFC Meeting or the Bluegreen Meeting, contain any untrue statement of a material fact or omit to

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state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.12 State Takeover Laws. Bluegreen has taken all action necessary on its part to exempt the Merger, this Agreement and the transactions contemplated hereby, and the Merger, this Agreement, and (except for the taking of any actions that may be necessary on the part of BFC in order for such matters to be so exempt) the transactions contemplated hereby are exempt, from any applicable state anti-takeover statutes, including, without limitation, Chapters 110C, 110D, 110E and 110F of the General Laws of Massachusetts.

5.13 Opinion of Financial Advisor. Cassel Salpeter & Co., LLC has (a) rendered its opinion to the Special Committee to the effect that, as of the date of the meeting of the Special Committee at which the Special Committee recommended that the Board of Directors of Bluegreen approve this Agreement and subject to certain assumptions, qualifications, limitations and other matters considered in preparing and rendering such opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Bluegreen Common Stock other than BFC and its Affiliates and (b) consented to the inclusion of such opinion in its entirety in the Registration Statement and any other filing required to be made by Bluegreen with the SEC with respect to the Merger to the extent inclusion of the opinion is required by applicable law, subject to its advance review and approval thereof.

5.14 Tax Treatment. Bluegreen has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

5.15 Full Disclosure. No representation or warranty of Bluegreen contained in this Agreement, and none of the statements or information concerning Bluegreen and its Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

6.1 Conduct of Business by Bluegreen. Except as expressly contemplated by any other provision of this Agreement, and provided nothing contained herein shall be deemed to prohibit or restrict Bluegreen from consummating the sale of the assets comprising its Bluegreen Communities business unit in accordance with the agreement relating thereto as in effect on the date hereof, as disclosed in the Bluegreen SEC Reports, Bluegreen agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, Bluegreen shall not (and shall cause each of its Subsidiaries to not), directly or indirectly, take or propose to take any of the following actions without the prior written consent of BFC:

(a) conduct the businesses of Bluegreen and its Subsidiaries in a manner, or take any action with respect to the businesses of Bluegreen and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause Bluegreen or any of its Subsidiaries to be in default under any Bluegreen Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Organization or Bylaws of Bluegreen;

(c) issue, sell, or grant any shares of capital stock (except Bluegreen Common Stock to be issued upon exercise of Bluegreen Options outstanding on the date of the Agreement or to the extent required under the terms

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and conditions of the Bluegreen Rights Agreement), or, except in the ordinary course of business consistent with past practices, any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of the capital stock of Bluegreen or any of its Subsidiaries or rights or obligations convertible into or exchangeable for any such shares of capital stock;

(d) divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of Bluegreen;

(e) declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Bluegreen or any Subsidiary of Bluegreen, except as consistent with past practice;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Bluegreen or any of its Subsidiaries;

(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause Bluegreen’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.2 Conduct of Business by BFC. Except as expressly contemplated by any other provision of this Agreement, and provided nothing contained herein shall be deemed to prohibit or restrict BFC from taking any actions, including in its capacity as a shareholder of BankAtlantic Bancorp, Inc., with respect to the sale of BankAtlantic, BFC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, BFC shall not, directly or indirectly, take or propose to take any of the following actions without the prior written consent of Bluegreen:

(a) conduct the businesses of BFC and its Subsidiaries in a manner, or take any action with respect to the businesses of BFC and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause BFC or any of its Subsidiaries to be in default under any BFC Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Incorporation or Bylaws of BFC, except as necessary to (i) effect the Reverse Split and amend the provisions of BFC’s Articles of Incorporation in respect thereof, and to the extent necessary to consummate the transactions contemplated hereby, increase the number of authorized shares of the BFC Class A Common Stock and (ii) increase the maximum size of the Board of Directors of BFC to allow for the appointment at the Effective Time of the directors of Bluegreen, as contemplated by Section 7.15;

(c) except for the Reverse Split, divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of BFC;

(d) declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of BFC or any Subsidiary of BFC, except as consistent with past practice;

(e) cause BFC’s directors and officers liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of BFC or any of its Subsidiaries;

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(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause BFC’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.3 Notice. Each party will promptly notify the other party of (i) any event of which it obtains knowledge which has or is reasonably likely to have a Material Adverse Effect on such party or any of its Subsidiaries, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties or covenants of such party contained herein or (iii) any event or circumstance which could materially and adversely affect the party’s ability to satisfy the conditions to the Merger. Each party will promptly notify the other party in the event it determines that it is unable to fulfill any of the conditions to performance by the other party hereunder.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

7.1 Access to Information. From the date hereof through the Effective Time, each party shall permit the other party and its authorized representatives reasonable access during regular business hours to the properties of such party and each of its Subsidiaries. Each party shall, and shall cause its Subsidiaries to, make their respective directors, management and other employees and agents and authorized representatives (including, without limitation, counsel and independent public accountants) available to confer with the other party, and its authorized representatives at reasonable times and upon reasonable request, and each party shall disclose and make available to the other party, and shall cause its Subsidiaries and the agents and authorized representatives of such party and its Subsidiaries, to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party and its Subsidiaries. Each party may make or cause to be made such investigation of the records, business and properties of the other party and its Subsidiaries as such party deems necessary or advisable to familiarize itself and its advisors with such business, properties and other matters, provided that any such investigation shall be reasonably related to the transactions contemplated hereby and shall not unduly interfere with the normal operations of the other party or any of its Subsidiaries. Each party agrees to maintain the confidentiality of all information exchanged pursuant to this Section 7.1, except as otherwise required by Law.

7.2 Public Announcements. Any public announcement made by or on behalf of either BFC or Bluegreen prior to the termination of this Agreement concerning this Agreement, the transactions described herein or any other aspect of the dealings between Bluegreen and BFC as contemplated hereby must first be approved by the other party (any such approval not to be unreasonably withheld or delayed), subject to either party’s obligations under applicable Law (but such party shall use its reasonable efforts in good faith to consult with the other party as to all such public announcements).

7.3 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time, subject to Section 7.3(b), without the prior written consent of BFC, Bluegreen will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, and, without the prior written consent of Bluegreen, BFC will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Acquisition Proposals or any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposals, (ii) engage in negotiations or discussions

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concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or under circumstances that could reasonably be expected to result in an Acquisition Proposal or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term “Acquisition Proposal” shall mean any proposal relating to a possible (1) merger, consolidation, share exchange, business combination or similar transaction involving Bluegreen or any of its Subsidiaries, or BFC or any of its Subsidiaries, as the case may be, (2) sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Bluegreen and its Subsidiaries on a consolidated basis or BFC and its Subsidiaries on a consolidated basis, as the case may be, (3) liquidation, dissolution, recapitalization or other similar type of transaction involving Bluegreen or any of its Subsidiaries, or BFC or any of its Subsidiaries, as the case may be, (4) tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock or BFC Class A Common Stock and Class B Common Stock (in the aggregate), as the case may be, or other transaction with Bluegreen or BFC in which any Person or group shall acquire or have the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock or BFC Class A Common Stock and Class B Common Stock (in the aggregate), as the case may be, or (5) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger and the transactions contemplated hereby (or any modification thereof or proposal relating thereto) or any transaction involving the Bluegreen Communities business unit. Each of Bluegreen and BFC will, and will direct all its directors, officers, employees, investment bankers, attorneys, accountants and other representatives, agents and Affiliates to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

(b) Notwithstanding the provisions of Section 7.3(a) above, if a Person or group other than BFC or any of its Affiliates, on the one hand, and other than Bluegreen or any of its Affiliates, on the other hand (any such Person or group, a “Third Party”), after the date of this Agreement submits to Bluegreen or its Board of Directors, or the Special Committee, or BFC or its Board of Directors, as the case may be, not resulting from a breach of Section 7.3(a) above, an unsolicited, bona fide, written Acquisition Proposal, and Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors that such Acquisition Proposal will result in, or upon further discussion with or due diligence by such Third Party could reasonably be expected to constitute or result in, a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the action set forth in (A) and (B) below may be inconsistent with its fiduciary duties under applicable Law, then, in such case Bluegreen or BFC, as the case may be, may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that Bluegreen contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Bluegreen, as the case may be, all such non-public information furnished to the Third Party and (B) negotiate and participate in discussions and negotiations with such Third Party with respect to such Acquisition Proposal. In the event that, after the date of this Agreement and prior to the Effective Time, Bluegreen or BFC receives a Superior Proposal not in violation of Section 7.3(a) and Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, determines, in good faith and after consultation with its legal, financial and other advisors, that the failure to do so would be inconsistent with fiduciary duties owed by directors under applicable Law, then Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, may: (x) withhold, withdraw, modify or change its approval or recommendation of this Agreement or the Merger and/or (y) approve or recommend to the applicable company’s shareholders the Superior Proposal, provided, in each case, the party taking such action provides the other party with at least two (2) Business Days prior written notice stating that it intends to take such actions and setting forth the information specified in Section 7.3(c) with respect to any Superior Proposal which it intends to accept or recommend. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on

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terms which Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to Bluegreen’s shareholders or BFC (or its shareholders), as the case may be, from a financial point of view than the Merger or other revised proposal submitted by BFC or Bluegreen, as the case may be, prior to such determination, taking into account the ability of the Third Party to consummate the Superior Proposal on substantially the terms proposed. Nothing contained herein shall prohibit Bluegreen or BFC from taking, and disclosing to its shareholders, a position required by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A of the SEC.

(c) Bluegreen or BFC, as the case may be, will notify the other party immediately, and in any event within one (1) Business Day, if (i) an Acquisition Proposal is made or is modified in any material respect (including, without limitation, any written material provided by the offeror, the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror), in which case Bluegreen or BFC, as the case may be, will provide a copy of the Acquisition Proposal concurrently with such notice or (ii) Bluegreen or BFC, as the case may be, furnishes non-public information to, or enters into discussions or negotiations with respect to an Acquisition Proposal with, any Third Party.

(d) In addition to the obligations set forth in paragraphs (a), (b) and (c) of this Section 7.3, Bluegreen or BFC, as the case may be, as promptly as practicable, will advise the other party orally and in writing of any request for information that could reasonably be expected to lead to an Acquisition Proposal, and the material terms and conditions of such request or inquiry, and keep the other party informed in all material respects of the status of any such request or inquiry. Bluegreen or BFC, as the case may be, shall also provide the other party with prior telephonic (promptly confirmed in writing) or written notice of any meeting of its Board of Directors (or any committee thereof, including, in the case of Bluegreen, the Special Committee) at which its Board of Directors or any such committee is expected or could reasonably be expected to consider an Acquisition Proposal, together with a copy of the documentation relating to such Acquisition Proposal to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

7.4 Shareholder Meetings.

(a) Bluegreen shall call the Bluegreen Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement. Except as provided in Section 7.3(b) with respect to the right of Bluegreen’s Special Committee or Board of Directors to withhold, withdraw, modify or change its recommendation to Bluegreen’s shareholders, Bluegreen shall use its reasonable efforts in good faith to secure the vote of its shareholders required under the MBCA and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Merger.

(b) BFC shall call the BFC Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement. BFC shall use its reasonable efforts in good faith to secure the vote of its shareholders required under its Articles of Incorporation and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Merger.

(c) BFC shall vote all of its shares of Bluegreen Common Stock at the Bluegreen Meeting in favor of this Agreement.

7.5 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, BFC shall prepare and file with the SEC, with Bluegreen’s assistance (as described below), the Registration Statement, which shall include the Joint Proxy Statement/Prospectus of Bluegreen and BFC relating to the Bluegreen Meeting and BFC Meeting. BFC shall use commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after filing and shall use commercially reasonable efforts to maintain the effectiveness of such Registration Statement until all of the shares of BFC Class A Common Stock have been issued and distributed in

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the Merger as described in the Joint Proxy Statement/Prospectus. BFC shall take any action required under applicable federal or state securities Laws in connection with the issuance of shares of BFC Class A Common Stock pursuant to the Merger. The Surviving Company shall use commercially reasonable efforts to cause the Bluegreen Common Stock to be deregistered under the Exchange Act as soon as practicable following the Effective Time. Bluegreen shall furnish all information concerning Bluegreen as BFC may reasonably request in connection with such actions and the preparation of the Registration Statement, including information in response to comments received from the SEC. As promptly as practicable after the Registration Statement becomes effective, Bluegreen shall mail the Joint Proxy Statement/Prospectus to its shareholders, and BFC shall mail the Joint Proxy Statement/Prospectus to its shareholders. Notwithstanding anything to the contrary contained herein, neither the Joint Proxy Statement/Prospectus nor the Registration Statement nor any amendment or supplement thereto shall be filed or mailed without the consent of both BFC and Bluegreen, which consent shall not be unreasonably withheld.

(b) Each of Bluegreen and BFC represent, warrant and covenant to the other that the information pertaining to such party required by the Securities Act and/or the Exchange Act for inclusion in the Registration Statement and the Joint Proxy Statement/Prospectus shall not, at each time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is mailed to Bluegreen’s and BFC’s shareholders or at the time of the Bluegreen Meeting or the BFC Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that no representation is or shall be made by Bluegreen or BFC, as the case may be, with respect to the accuracy of statements made in the Registration Statement or the Joint Proxy Statement/Prospectus based on information derived from or supplied by the other party. If before the Effective Time, any event or circumstance relating to Bluegreen or any of its Subsidiaries or Affiliates is discovered by Bluegreen, or any event or circumstance relating to BFC or any of its Subsidiaries or Affiliates is discovered by BFC, and such information should be set forth in an amendment or a supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, Bluegreen shall promptly inform BFC and shall provide to BFC, or BFC shall promptly inform Bluegreen and prepare, appropriate amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus, and the representations and warranties set forth in this Section 7.5(b) as to the accuracy of such information shall apply to all such amended or supplemented information.

7.6 Employee Benefit Plans. As appropriate, Bluegreen’s Board of Directors shall adopt resolutions to discontinue the sale or contribution (for any applicable period that has not yet commenced) of Bluegreen Common Stock pursuant to any Bluegreen Plan subject to Section 401(a) of the Code, or otherwise shall cause such discontinuance. If such resolutions have previously been adopted by Bluegreen’s Board of Directors, Bluegreen shall provide copies thereof to BFC as promptly as practicable and, in any event, prior to the Effective Time.

7.7 Indemnification.

(a) After the Effective Time, the Surviving Company shall indemnify, defend and hold harmless each Person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Bluegreen (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including, without limitation, reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BFC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Bluegreen if such Claim pertains to any matter or fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger) regardless of whether such Claim is asserted or claimed before, at or after the Effective Time (the “Indemnified Liabilities”), to the same extent provided for under the MBCA in effect as of the date hereof and under the Articles of Organization or Bylaws of Bluegreen as

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in effect on the date hereof. The Surviving Company shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the same extent provided for under the MBCA in effect on the date hereof and under the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof upon receipt of any undertaking required by applicable Law or the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 7.7(a), upon learning of any Claim, shall immediately notify BFC (but the failure to so notify BFC shall not relieve it from any liability which it may have under this Section 7.7(a) except to the extent such failure prejudices BFC) and shall deliver to BFC any undertaking required by applicable Law. The Surviving Company shall ensure, to the extent permitted under applicable Law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof, or allowed under applicable Law as in effect on the date hereof with respect to Indemnified Liabilities, shall survive the consummation of the transactions contemplated by this Agreement.

(b) For a period of six (6) years from and after the Effective Time, the Surviving Company shall cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen (provided that the Surviving Company may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous, or in lieu thereof obtain single limit tail coverage providing at least the same coverage and amount containing terms and conditions which are substantially no less advantageous for such period (which shall be purchased by Bluegreen immediately prior to Closing upon the request of BFC)) with respect to claims arising from facts or events which occurred before the Effective Time.

(c) The obligations of the Surviving Company provided under paragraphs (a) and (b) of this Section 7.7 are intended to be enforceable against the Surviving Company directly by the Indemnified Parties and shall be binding on all successors and permitted assigns of the Surviving Company.

7.8 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts in good faith to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including, without limitation, obtaining all required consents, approvals, waivers, exemptions, amendments and authorizations, giving all notices, and making or effecting all filings, registrations, applications, designations and declarations, including, but not limited to, those described in the schedules to this Agreement, and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing. In case, at any time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of BFC or Bluegreen will use all reasonable efforts in good faith to take all such necessary action.

7.9 Tax Treatment.

(a) The parties shall use all reasonable efforts in good faith (i) to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code and (ii) not to, and not to permit or cause any Affiliate or any of Subsidiary to, take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

(b) Unless otherwise required by applicable Law, BFC, Bluegreen and Merger Sub shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The parties hereto shall cooperate and use their reasonable efforts in good faith in order to obtain the opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. described in Section 8.1(h). In connection therewith, Bluegreen, BFC and Merger Sub shall deliver to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. representation letters as may be reasonably requested by such law firm, dated and executed as of the date of such opinion.

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7.10 Comfort Letters. Bluegreen and BFC will each use their commercially reasonable efforts in good faith to cause to be delivered to each other reasonable and customary letters from their respective independent accountants, the first letter dated a date within two (2) Business Days before the effective date of the Registration Statement and the second letter dated a date within two (2) Business Days before the date of the BFC Meeting and the Bluegreen Meeting, as the case may be, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

7.11 Shareholder Litigation. The parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of, and without in any way limiting, the foregoing, each of the parties shall use its respective commercially reasonable efforts in good faith to prevail in such litigation (or, with the consent of the other parties, settle such litigation) so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, no party shall compromise or settle any litigation commenced against it or any of its directors or officers relating to this Agreement or the transactions contemplated hereby (including, without limitation, the Merger) without the other parties’ prior written consent, which shall not be unreasonably withheld or delayed.

7.12 HSR Act. If, and to the extent, required, the parties will (a) take all commercially reasonable actions necessary to file as soon as practicable after the date of this Agreement notifications under the HSR Act with respect to the Merger, (b) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) request early termination of all applicable waiting periods.

7.13 Reverse Split. Prior to the Effective Time, BFC shall effect a reverse stock split (the “Reverse Split”) pursuant to which a designated number of outstanding shares of BFC Class A Common Stock and BFC Class B Common Stock shall automatically convert into one share of BFC Class A Common Stock and one share of BFC Class B Common Stock, respectively. The conversion ratio for the Reverse Split shall be determined by the Board of Directors of BFC taking into account, among other factors it deems appropriate, the trading price and other criteria required for the Listing Application to be approved. BFC shall include in the Joint Proxy Statement/Prospectus a proposal relating to the Reverse Split, use its reasonable efforts in good faith to secure the vote of its shareholders required under its Articles of Incorporation and the FBCA, and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Reverse Split.

7.14 Listing Application. As promptly as practicable after the date of this Agreement, (a) BFC will take all commercially reasonable actions necessary to file a listing application (the “Listing Application”) with a national securities exchange (or an inter-dealer quotation system of a registered national securities association) with respect to the BFC Class A Common Stock such that the shares of BFC Class A Common Stock outstanding at the Effective Time, including such shares to be issued to Bluegreen’s shareholders in accordance with the terms hereof and pursuant to the Bluegreen Options and restricted stock awards to be assumed by BFC, shall commence listing and trading on such national securities exchange or inter-dealer quotation system at the Effective Time, and (b) Bluegreen shall supply BFC with the information pertaining to Bluegreen required for inclusion in the Listing Application. BFC shall use commercially reasonable efforts in good faith to cause the Listing Application to be processed and approved as promptly as practicable after filing.

7.15 Appointment of Directors. BFC shall use its best efforts to cause the directors of Bluegreen who are not directors of BFC immediately prior to the Effective Time to be appointed to the Board of Directors of BFC at the Effective Time.

7.16 Cancellation of Bluegreen Rights Agreement. Prior to the Effective Time, Bluegreen shall cause to be taken such actions as are necessary to terminate the Bluegreen Rights Agreement and cause the Bluegreen Rights Agreement to be inapplicable to the transactions contemplated hereby.

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7.17 Board Action under BFC Rights Agreement. Prior to the Effective Time, BFC’s Board of Directors shall take such actions as are necessary to cause the BFC Rights Agreement to be inapplicable to the transactions contemplated hereby.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) prior to or at the Closing of the following conditions:

(a) The Merger shall have received the requisite approval and authorization of the shareholders of Bluegreen under the MBCA, and the Merger and the Reverse Split (and, to the extent necessary, the proposal to increase the number of authorized shares of the BFC Class A Common Stock) shall have received the requisite approval and authorization of the shareholders of BFC under the Articles of Incorporation of BFC and the FBCA.

(b) No litigation, arbitration or other proceeding shall be pending by or before any court, arbitration panel or Governmental Entity which seeks to enjoin or prohibit the consummation of the Merger or other transactions contemplated hereby (other than a proceeding instituted by Bluegreen or any of its Subsidiaries, directors, officers, employees or agents).

(c) No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger or other transactions contemplated hereby, and there shall be no Order of a Governmental Entity precluding consummation of the Merger or other transactions contemplated hereby.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC, and all comments and requests for additional information on the part of the SEC shall have been responded to and complied with as required.

(e) All consents, approvals, Orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required by or with respect to Bluegreen, BFC or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby shall have been obtained or made, including, without limitation, the expiration or termination of any notice and waiting period under the HSR Act, if applicable, other than consents, approvals, Orders, authorizations, registrations, declarations or filings which if not made or obtained could not reasonably be expected to result in a Material Adverse Effect on BFC or the Surviving Company after consummation of the Merger. All of such consents and approvals shall have been obtained without the imposition of any conditions which, in the opinion of Bluegreen and BFC, could reasonably be expected to materially adversely affect the operations of BFC or the Surviving Company after consummation of the Merger.

(f) All written consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or other certificates necessary to provide for the continuation in full force and effect of (i) the Bluegreen Material Contracts and all other material agreements set forth on Schedule 5.9 and (ii) all of the existing Permits of Bluegreen shall have been received, except where the failure to receive such consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or certificates could not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Bluegreen or (y) materially and adversely affect the ability of the Surviving Company to continue to conduct the business of Bluegreen as it has been historically conducted.

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(g) BFC and Bluegreen shall each have received the written opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., in form and substance reasonably acceptable to each of them, dated as of the date of Closing to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. Federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such firm, including, without limitation, representations set forth in certificates of officers of BFC, Merger Sub and Bluegreen, in form and substance reasonably satisfactory to BFC, Merger Sub and Bluegreen, respectively.

(h) BFC shall have effected the Reverse Split.

(i) The Listing Application shall have been approved.

(j) To the extent necessary in order to allow for the issuance of the shares of BFC Class A Common Stock to the shareholders of Bluegreen as contemplated hereby, the proposal to increase the number of authorized shares of BFC Class A Common Stock shall have been approved and BFC shall have filed Articles of Amendment to its Articles of Incorporation to effect such increase.

8.2 Conditions to Bluegreen’s Obligation to Effect the Merger. The obligations of Bluegreen to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by Bluegreen (to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of BFC and Merger Sub set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of BFC and Merger Sub contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except, in each case, for those representations and warranties which address matters only as of a particular date (which shall remain true and correct or true and correct in all material respects, as applicable, as of such date).

(b) Each of BFC and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of BFC or Merger Sub if the failure by such party to so perform or comply is attributable to Bluegreen.

(c) The opinion of Cassel Salpeter & Co., LLC referred to in Section 5.13 shall not have been withdrawn, revoked or materially modified.

(d) Each of BFC and Merger Sub shall have delivered to Bluegreen a certificate, dated the Effective Time and signed by their respective Chief Executive Officers and Chief Financial Officers, certifying the satisfaction of the conditions set forth in Sections 8.2(a) and (b) in all respects.

8.3 Conditions to BFC’s and Merger Sub’s Obligation to Effect the Merger. The obligations of BFC and Merger Sub to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by BFC and Merger Sub (to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of Bluegreen set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of Bluegreen contained in this Agreement that are not so qualified shall have been

Annex A-31

true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date).

(b) Bluegreen shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of Bluegreen if the failure by Bluegreen to so perform or comply is attributable to BFC.

(c) Bluegreen shall have delivered to BFC a certificate, dated the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer, certifying the satisfaction of the conditions set forth in Sections 8.3(a) and (b).

(d) The opinion of JMP Securities LLC referred to in Section 4.18 shall not have been withdrawn, revoked or materially modified.

(e) Between the date hereof and the Effective Time, holders of not more than 10% of the outstanding shares of Bluegreen Common Stock shall have duly and validly exercised, or, immediately prior to the Effective Time, remain entitled to exercise, appraisal rights in connection with the Merger in accordance with the MBCA.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination of the Agreement. This Agreement may be terminated and the Merger and transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of the Merger by the shareholders of Bluegreen and/or BFC), as follows:

(a) by mutual written consent of Bluegreen and BFC.

(b) by either of Bluegreen or BFC:

(i) if the shareholder approvals described in Section 8.1(a) hereof are not obtained at the Bluegreen Meeting or the BFC Meeting, as the case may be (in each case, including any adjournment or postponement thereof);

(ii) if any Governmental Entity shall have issued an Order, decree or ruling or taken any other action (which Order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits consummation of the Merger or other transactions contemplated hereby, and such Order, decree, ruling or other action shall have become final and non appealable;

(iii) if there shall be any Law enacted, promulgated or issued and deemed applicable to the Merger or other transactions contemplated hereby by any Governmental Entity which would make consummation of the Merger or other transactions contemplated hereby illegal;

(iv) if the Merger shall not have been consummated by June 30, 2012; provided, however, that this deadline shall be extended to September 30, 2012 in the event the parties are proceeding in good faith with respect to the consummation of the Merger; or

(v) if, after complying with Section 7.3, (A) Bluegreen’s Special Committee and/or Board of Directors or BFC’s Board of Directors shall have finally determined to approve or recommend a Superior Proposal to Bluegreen’s or BFC’s shareholders, as the case may be, or (B) Bluegreen’s Special Committee and/or Board of Directors or BFC’s Board of Directors withholds or withdraws its recommendation of this Agreement or the Merger or modifies or changes such recommendation in a manner adverse to the other party.

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(a) by Bluegreen if:

(i) BFC or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within fifteen (15) days after the giving of written notice to BFC or Merger Sub, as the case may be, and (B) would result in the failure to satisfy a condition set forth in Section 8.2; or

(ii) Cassel Salpeter & Co., LLC has withdrawn, revoked, annulled or materially modified its fairness opinion.

(b) by BFC if:

(i) Bluegreen shall have breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within fifteen (15) days after the giving of written notice to Bluegreen and (B) would result in the failure to satisfy a condition set forth in Section 8.3;

(ii) JMP Securities LLC has withdrawn, revoked, annulled or materially modified its fairness opinion; or

(iii) a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock shall have been commenced or a registration statement or statement on Schedule TO with respect thereto shall have been filed (other than by BFC or an Affiliate thereof (other than Bluegreen or any of its Subsidiaries, directors, officers, employees or agents)) and the Board of Directors of Bluegreen shall, notwithstanding its obligations hereunder, have (A) recommended that Bluegreen’s shareholders tender their shares in such tender or exchange offer or (B) publicly announced its intention to take no position with respect to such tender offer.

9.2 Effect of Termination. If this Agreement is terminated pursuant to this Article IX, written notice thereof shall promptly be given by the party electing such termination to the other party and, subject to the expiration of the cure periods provided in Sections 9.1(c)(i) and (b)(i), if any, this Agreement shall terminate without further actions by the parties and no party shall have any further obligations under this Agreement except that nothing in this Section 9.2 shall relieve a breaching party for liability for its willful or intentional breach of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Survival of the Representations and Warranties. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein, and each such representation and warranty shall survive such investigation. The representations and warranties of the parties hereto contained in this Agreement and in any certificate delivered pursuant hereto or in any exhibit or schedule to this Agreement shall not survive the Effective Time.

10.2 Payment of Expenses. Except as set forth in the following sentence, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated. BFC and Bluegreen each agree to pay one-half ( 1/2) of any printing, mailing and filing expenses of the Registration Statement, the Joint Proxy Statement/Prospectus and any applicable pre-merger notification and report forms under the HSR Act.

10.3 Assignment; Binding Effect. This Agreement shall not be assigned or delegated, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), by any party without the prior written consent

Annex A-33

of the other parties. Any attempted assignment in violation of this prohibition shall be null and void. All of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the respective heirs, personal representatives, legal representatives, successors and permitted assigns of the parties hereto.

10.4 Governing Law. This Agreement will be governed and enforced in all respects, including validity, interpretation and effect, by the Laws of the State of Florida, without giving effect to its principles of conflicts of laws.

10.5 Consent to Jurisdiction.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the federal and state courts of Florida located in Broward County, Florida for the purpose of any action arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action may be heard and determined exclusively in such courts. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Florida Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.8, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

10.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7 Counterparts. This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same document. Notwithstanding Section 10.8 or anything to the contrary contained herein, delivery of an executed counterpart signature page to this Agreement by facsimile or other electronic transmission shall be effective as delivery of an original executed counterpart signature page.

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10.8 Notices. All notices and other communications hereunder shall be in writing and, subject to Section 10.7, shall be deemed to have been duly received (i) on the date given if delivered personally or by facsimile (ii) one day after being sent by nationally recognized overnight delivery service or (iii) five days after having been mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If either to BFC or Merger Sub, addressed to:

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

Attn: Alan B. Levan, Chief Executive Officer

Facsimile: (954) 940-5050

with a copy addressed to (which shall not constitute notice):

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami, Florida 33130

Attn: Alison W. Miller, Esq.

Facsimile: (305) 789-3395

If to Bluegreen, addressed to:

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

Attn: John M. Maloney, Jr., Chief Executive Officer and President

Facsimile: (561) 912-8002

and to

Arnold Sevell, Chairman of the Special Committee

Sevell Realty Partners, Inc.

2295 Corporate Boulevard, N.W., Suite 131

Boca Raton, Florida 33431-7328

Facsimile: (561) 241-4700

with a copy addressed to (which shall not constitute notice):

Akerman Senterfitt, P.A.

One Southeast Third Avenue

25th Floor

Miami, Florida 33131-1714

Attn: Stephen K. Roddenberry, Esq.

Facsimile: (305) 374-5095

10.9 Entire Agreement. All exhibits and schedules referred to in this Agreement are integral parts hereof, and this Agreement, together with such exhibits and schedules, constitutes the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersedes all prior agreements and understandings between the parties with respect thereto.

10.10 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

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10.11 Knowledge of the Parties. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any of the parties hereto, each of the parties hereto acknowledges and confirms that it has made reasonable inquiry as to the matters that are the subject of such representations and warranties. Where reference is made to a party’s knowledge or any similar phrase, such reference shall be deemed to include the respective executive officers and directors of such party and each of its Subsidiaries, all of whom shall be deemed to have conducted the inquiry required in this Section 10.11.

10.12 Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees and expenses through all appeals in addition to any other remedy.

10.13 No Third Party Beneficiary. Except as permitted in Section 7.7, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.14 Injunctive Relief. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief, including, without limitation, injunctive relief, specific performance or other equitable remedies, in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

10.15 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the other transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that such transactions be consummated as originally contemplated to the fullest extent possible.

10.16 Amendment and Waiver. This Agreement may be amended or modified in whole or in part at any time only by a writing signed by the parties hereto. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. Any such waiver shall not constitute a waiver of any of the waiving party’s other rights or remedies or of any other or future breach, violation or default hereunder.

10.17 Special Committee. Except as may be required by applicable Law, prior to the Effective Time, any consent, waiver or other determination to be made, or action to be taken, by Bluegreen under this Agreement shall be made or taken only upon the approval of the Special Committee.

10.18 Time of the Essence. Time is of the essence in the performance of all agreements, obligations and covenants by the parties under this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

BFC FINANCIAL CORPORATION,
a Florida corporation

By:	/s/ Alan B. Levan
Alan B. Levan,
Chairman, Chief Executive Officer and
President

BXG FLORIDA, LLC,
a Florida limited liability company

By:	/s/ Alan B. Levan
Alan B. Levan,
Chief Executive Officer

BLUEGREEN CORPORATION,
a Massachusetts corporation

By:	/s/ John M. Maloney, Jr.
John M. Maloney, Jr.,
Chief Executive Officer and President

Annex B

Opinion of JMP Securities LLC

November 10, 2011

PERSONAL AND CONFIDENTIAL

Board of Directors

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, FL 33309

Members of the Board:

We understand that BFC Financial Corporation (“BFC”), BG Florida, LLC, an indirect wholly owned subsidiary of BFC (“Merger Sub”), and Bluegreen Corporation (“Bluegreen”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 9, 2011 (the “Agreement”), which provides, among other things, for the merger of Bluegreen with and into Merger Sub (the “Merger”). Pursuant to the Agreement, each share of common stock, par value $0.01 per share (“Bluegreen Common Stock”), of Bluegreen issued and outstanding immediately prior to the consummation of the Merger (the “Effective Time”), other than shares held by BFC, Merger Sub or Bluegreen, and certain other shares specified in the Agreement, will be converted into the right to receive eight shares of Class A Common Stock, par value $0.01 per share (“BFC Class A Common Stock”), of BFC (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement which you have provided to us.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of BFC Class A Common Stock and holders of Class B Common Stock, par value $0.01 per share (“BFC Class B Common Stock” and, together with BFC Class A Common Stock, “BFC Common Stock”), of BFC. For purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain publicly available financial information of BFC and Bluegreen, including each of BFC’s and Bluegreen’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly report on Form 10-Q for the quarter ended June 30, 2011;

(iii)	reviewed certain other business and financial information of BFC and Bluegreen, including Bluegreen’s financial forecasts, projections and analyses prepared by Bluegreen’s management in the form furnished to us for the years ending December 31, 2011 through December 31, 2017;

(iv)	reviewed the reported historical prices and volumes for BFC Class A Common Stock and Bluegreen Common Stock;

(v)	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that we believe are generally comparable to the transaction contemplated by the Agreement;

(vi)	participated in discussions among representatives of BFC and Bluegreen and legal advisors of BFC; and

(vii)	considered such other factors, and performed such other analyses, as we have deemed appropriate.

Annex B-1

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by BFC and Bluegreen for the purposes of this opinion. We have further relied upon the assurance of the management of BFC and Bluegreen that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts, projections, analyses and other forward-looking information and data provided to or otherwise discussed with us, we have assumed, with your consent, that such forecasts, projections, analyses and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of BFC and Bluegreen as to the future financial performance of Bluegreen, and provide a reasonable basis for our opinion. BFC management has informed us that only one year of financial projections exist that represent the best currently available estimates and judgments of BFC management as to the future financial results and operations of BFC. As a result, in reaching our conclusion hereunder, we did not perform a discounted cash flow analysis of BFC. In addition, we have assumed that the proposed Merger will be consummated in accordance with the terms set forth in the Agreement without: the occurrence of any Material Adverse Effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the consummation of the transactions contemplated by the Agreement; the enactment of any Law which prohibits the consummation of the proposed Merger; or the issuance of any order which precludes consummation of the proposed Merger. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the proposed Merger, no delays, limitations, conditions, restrictions or orders will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of BFC or Bluegreen, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, BFC’s underlying business decision to enter into the Agreement, or the relative merits of the proposed Merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. We were not requested to consider, and our opinion does not address, any terms of the Agreement whether financial or nonfinancial (other than the Exchange Ratio), nor does it address the terms of any of the related agreements to be entered into by the parties in connection with the proposed Merger or any other aspect of the proposed Merger, other than as expressly set forth herein. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the proposed Merger or class of such persons, relative to the Merger consideration or otherwise.

We are acting as financial advisor to the Board of Directors of BFC in connection with the proposed transaction set forth in the Agreement and will receive a fee for providing this opinion. In addition, BFC has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, we, or our affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of BFC, Bluegreen or any other company or any currency or commodity that may be involved in this transaction. We, and our affiliates, in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to BFC and have received fees for the rendering of such services. The issuance of this opinion was approved by the Opinions Committee of JMP Securities LLC.

It is understood that this letter is for the information of the Board of Directors of BFC only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission required to be made by BFC in respect of the proposed

Annex B-2

Merger if such inclusion is required by applicable law. In addition, we express no opinion or recommendation as to how the holders of BFC Common Stock should vote at the stockholders’ meeting to be held in connection with the proposed Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of BFC Common Stock.

Very truly yours,

/s/ JMP SECURITIES LLC

Annex B-3

Annex C

Opinion of Cassel Salpeter & Co., LLC

November 11, 2011

The Special Committee of the Board of Directors

Bluegreen Corporation

4960 Conference Way North

Suite 100

Boca Raton, FL 33431

Members of the Special Committee:

We have been advised that Bluegreen Corporation (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, BFC Financial Corporation (“BFC”) and a newly-formed wholly owned indirect subsidiary of BFC (“Merger Sub”). We have been further advised that, pursuant to the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub to be the surviving company in the merger (the “Merger”), and that each share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company that is issued and outstanding immediately prior to the effective time of the Merger, excluding any shares of Company Common Stock owned by BFC, Merger Sub or the Company and certain other shares specified in the Merger Agreement, shall be converted into the right to receive eight (8) shares of Class A common stock, par value $0.01 per share (“BFC Class A Common Stock”), of BFC (as equitably adjusted in accordance with the Merger Agreement to reflect the Reverse Split (as defined below), the “Exchange Ratio”). You have advised us and for purposes of this Opinion (as defined below) we have assumed that prior to the effective time of the Merger (i) BFC will effect a reverse stock split of shares of BFC Class A Common Stock into a lesser number of shares of BFC Class A Common Stock and a reverse stock split of shares of Class B common stock, par value $0.01 per share (“BFC Class B Common Stock” and, together with BFC Class A Common Stock, “BFC Common Stock”), of BFC into a lesser number of shares of BFC Class B Common Stock (the “Reverse Split”) and (ii) the BFC Class A Common Stock to be issued to the Unaffiliated Shareholders (as defined below) in the Merger pursuant to the Merger Agreement will be listed with and authorized for trading on a national securities exchange (or an inter-dealer quotation system of a registered national securities association.

We understand that BFC currently owns 16,922,953 shares of Company Common Stock and that BFC also owns 8,133,353 shares of Class A common stock, par value $0.01 per share (the “BankAtlantic Class A Common Stock”) of BankAtlantic Bancorp, Inc. (“BankAtlantic”), 195,045 shares of Class B common stock, par value $0.01 per share (the “BankAtlantic Class B Common Stock” and, together with BankAtlantic Class A Common Stock, “BankAtlantic Common Stock”) of BankAtlantic, and 1,582,577 shares of common stock, par value $0.10 per share (the “Benihana Common Stock”) of Benihana Inc. (“Benihana”).

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Special Committee of the Board of Directors of the Company (the “Special Committee”) as to whether, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than BFC and its affiliates (the “Unaffiliated Shareholders”).

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft of the Merger Agreement received on November 10, 2011.

•	Reviewed publicly available financial information and other data with respect to the Company, BFC, BankAtlantic and Benihana that we deemed relevant, including their Annual Reports on Form 10-K for

Annex C-1

the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to stockholders, and certain other publicly available filings with the Securities and Exchange Commission by each of the Company, BFC, BankAtlantic and Benihana.

•

Reviewed certain other information and data with respect to the Company and BFC made available to us by the Company and BFC, including internal financial information furnished to us by or on behalf of the Company and BFC and financial projections with respect to the future financial performance of the Company for the four years ending December 31, 2015, prepared by management of the Company (the “Projections”).

•	Considered and compared the financial and operating performance of the Company, BankAtlantic and Benihana with that of other public companies that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•	Considered a discounted cash flow analysis of the Company based upon the Projections.

•	Considered and compared the implied premium paid in the Merger with that of premiums paid in certain other transactions that we deemed relevant.

•	Considered the premiums and discounts to historical trading prices of Company Common Stock and BFC’s Class A Common Stock implied by the Exchange Ratio.

•	Considered the historical trading prices and trading activity of BankAtlantic Class A Common Stock and Benihana Common Stock.

•	Discussed the business, operations, and prospects of the Company and BFC and the proposed Merger with the Company’s and BFC’s management and certain of the Company’s and BFC’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders. This Opinion does not address any other terms, aspects or implications of the Merger or the Merger Agreement, including, without limitation, the fairness of the Exchange Ratio to any other security holders of the Company or any creditors or other constituencies of the Company and the fairness of the amount or nature, or any other aspect, of any compensation to or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio to be received by the Unaffiliated Shareholders in the Merger, or otherwise. We are not expressing any opinion as to what the value of shares of BFC Class A Common Stock actually will be when issued to the Unaffiliated Shareholders in the Merger or the prices at which shares of BFC Common Stock, BankAtlantic Common Stock or Benihana Common Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Company to engage in or consummate the Merger. We were not authorized to, and we did not solicit indications of interest from third parties regarding a potential transaction with the Company.

In arriving at this Opinion, we have relied upon and assumed, with your consent, and without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources and we have further relied upon the assurances of the Company’s and BFC’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. As you are aware, we have not been provided with access to nonpublic information regarding BankAtlantic and Benihana and consequently, for purposes of our analysis and this Opinion, we have, with your agreement, assumed that the current trading prices of BankAtlantic Class A

Annex C-2

Common Stock and Benihana Common Stock fairly reflect the value of such securities and BFC’s investment therein and are a reasonable basis on which to evaluate such investments and BFC’s investment in BankAtlantic Class B Common Stock. We are not legal, tax, or regulatory advisors and we do not express any views or opinions as to any legal, tax or regulatory consequences or implications of the Merger. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax and regulatory professionals. You have also advised us and we have assumed that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company and that such information provides a reasonable basis upon which to analyze and evaluate the Company. We have not evaluated the solvency of the Company, BFC, BankAtlantic or Benihana, the fair value of the Company, BFC, BankAtlantic, Benihana or any of their respective assets or liabilities, or whether the Company or BFC is paying or receiving reasonably equivalent value in the Merger. Without limiting the generality of the foregoing, we have not performed any actuarial or other analyses under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated in any way the ability of the Company or BFC to pay its obligations when they come due. We have not physically inspected the Company’s and BFC’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or BFC’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company and BFC have good title to their respective assets. In addition, with respect to BankAtlantic, we are not experts in banking matters or in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of the BankAtlantic’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that BankAtlantic’s allowances for such losses are adequate to cover such losses.

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, BFC, BankAtlantic, Benihana, or the Merger. We also have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreement or the prospect that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of, the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses and this Opinion. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Special Committee for the use and benefit of the Special Committee and the Board of Directors of the Company (solely in their capacities as such) in connection with their evaluation of the Merger. This Opinion may not be used for any other purpose without our prior written consent. This Opinion is

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not intended to and does not constitute advice or a recommendation to any of the Company’s shareholders or other security holders as to how such shareholder or other security holder should vote or act with respect to any matter relating to the Merger or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to any party to the Merger Agreement, any security holder of any such party, any creditor of the Company, or any other person.

We will receive a fee for acting as financial advisor to the Special Committee in connection with the Merger and rendering this Opinion, no portion of which is contingent upon the completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

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Annex D

FORM OF

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BFC FINANCIAL CORPORATION

The Amended and Restated Articles of Incorporation, as amended, of BFC FINANCIAL CORPORATION, a Florida corporation (the “Corporation”), are hereby further amended and restated pursuant to the provisions of Sections 607.1003 and 607.1007 of the Florida Business Corporation Act.

FIRST, the Amended and Restated Articles of Incorporation, as amended, of the Corporation are hereby amended as follows: At 4:00 p.m., Eastern time, on the date these Second Amended and Restated Articles of Incorporation are filed with the Florida Department of State (the “Effective Time”), each             (    ) shares of the Corporation’s Class A Common Stock, par value $.01 per share (“Class A Common Stock”), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock, and each             (    ) shares of the Corporation’s Class B Common Stock, par value $.01 per share (“Class B Common Stock”), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class B Common Stock, in each case without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”).

SECOND, the Second Amended and Restated Articles of Incorporation, after giving effect to the foregoing amendment, shall be as follows:

ARTICLE I

NAME

The name of the Corporation is BFC Financial Corporation.

ARTICLE II

NATURE OF BUSINESS

The Corporation was formed for the following purposes: (i) to conduct any and all business activities permitted by the laws of the State of Florida; (ii) to generally have and exercise all powers, rights and privileges necessary and incident to carrying out properly the objects mentioned; and (iii) to carry on any other lawful business and to do any and everything necessary, suitable, convenient or proper for the accomplishment of any of the purposes or the attainment of any or all of the objects hereinbefore enumerated or incidental to the purposes and powers herein named or for the enhancement of the value of the property of the Corporation or which at any time appear conducive thereto or expedient.

ARTICLE III

TERM OF EXISTENCE

The Corporation shall have perpetual existence unless sooner dissolved in accordance with the laws of the State of Florida.

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ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to have outstanding three classes of capital stock designated Special Class A Common Stock, Class B Common Stock (previously designated Common Stock) and Preferred Stock.

Special Class A Common Stock: The Corporation is authorized to issue 150,000,000 shares of Special Class A Common Stock at a par value of $.01 per share. The Special Class A Common Stock may be issued from time to time in one or more series in any manner permitted by law as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of the Special Class A Common Stock adopted by the Board of Directors pursuant to authority hereby vested in the Board of Directors, each series (other than the first series, which may be designated as “Class A Common Stock”) to be appropriately designated prior to the issuance of any shares thereof by some distinguishing letter number, or title. All shares of each series of Special Class A Common Stock shall be identical except as to the following relative rights and preferences as to which there may be variations between different series: (i) the rate or manner of payment of dividends and the dates from which such dividends shall commence to accrue; (ii) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation; (iv) sinking fund provisions, if any, for the redemption or purchase of shares; (v) the terms and conditions, if any, on which shares may be converted; and (vi) voting rights, if any.

The designation of each particular series of Special Class A Common Stock and its terms in respect of the foregoing particulars shall be fixed and determined by the Board of Directors in any manner permitted by law and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, before any shares of such series are issued. The Board of Directors may from time to time increase the number of shares of any series of Special Class A Common Stock already created by providing that any unissued Special Class A Common Stock shall constitute part of such series, or may decrease (but not below the number of shares thereof then outstanding) the number of shares of any series of Special Class A Common Stock already created by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof. The Board of Directors is hereby empowered to classify or reclassify any unissued Special Class A Common Stock by fixing or altering the terms thereof in respect of the above mentioned particulars and by assigning the same to an existing or newly created series from time to time before the issuance of such shares.

Class B Common Stock: The Corporation is authorized to issue 20,000,000 shares of Class B Common Stock at a par value of $.01 per share.

Preferred Stock: The Corporation is authorized to issue 10,000,000 shares of Preferred Stock at a par value of $.01 per share. The Preferred Stock may be divided into and issued in series by the Board of Directors as set forth below.

The Board of Directors is authorized to divide the Preferred Stock into series or classes having the relative rights, preferences and limitations as may from time to time be determined by the Board of Directors. Without limiting the foregoing, the Board of Directors is expressly authorized to fix and determine: (i) the number of shares which shall constitute the series and the designation of such shares; (ii) the rate and the time at which dividends on that series shall be paid and whether, and the extent to which, such dividends shall be cumulative or noncumulative; (iii) the right of the holders of the series to vote; (iv) the preferential rights of the holders upon liquidation or distribution of the assets of the Corporation; (v) the terms upon which the holders of any series may convert their shares into any class or classes; and (vi) the terms and conditions upon which the series may be redeemed, and the terms and amount of any sinking fund or purchase fund for the purchase or redemption of that series.

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ARTICLE V

PREFERENCES, LIMITATION AND

RELATIVE RIGHTS OF SHARES

Section 1. Dividends

Holders of record of each share of Class B Common Stock shall be entitled to share pro rata in cash dividends when and as declared by the Board of Directors out of funds legally available at the rate per share per annum and at the time and in the manner determined by the Board of Directors and each holder of the Special Class A Common Stock and Preferred Stock shall have such rights to receive dividends as is set forth herein, or if not set forth herein, as is determined by the Board of Directors at the time of issuance of such shares.

Section 2. Rights Upon Liquidation or Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation shall be payable to and distributed ratably among the holders of the Class B Common Stock and to the holders of the Special Class A Common Stock and Preferred Stock in accordance with their rights on liquidation, dissolution or winding up of the Corporation’s affairs as is set forth herein, of if not set forth herein, as the Board of Directors at the time of issuance of such shares shall have determined.

Section 3. Voting Rights.

Except as provided in this Article V (or in any supplementary sections hereto), all rights to vote and all voting power (including, without limitation, the right to elect directors) shall be vested exclusively in the holders of Class A Common Stock (as hereinafter defined) and the holders of Class B Common Stock, voting together without regard to class. The Class A Common Stock and Class B Common Stock are sometimes hereinafter referred to collectively as the “Common Stock.”

(a) Class A Common Stock. On all matters presented for a vote of shareholders, holders of Class A Common Stock shall be entitled to one vote for each share held. Until the total number of outstanding shares of Class B Common Stock shall first fall below             shares (an “Initial Trigger Event”), the Class A Common Stock shall possess in the aggregate 22% of the total voting power of the Common Stock (as adjusted pursuant to clauses (ii) and (iv) of subparagraph (b) below, the “Class A Percentage”).

(b) Class B Common Stock.

(i) On all matters presented for a vote of shareholders, holders of Class B Common Stock shall be entitled to a number of votes (which may be or include a fraction of a vote) for each share of Class B Common Stock held equal to the quotient derived by dividing (1) the number equal to (x) the total number of shares of Class A Common Stock outstanding on the relevant record date divided by the Class A Percentage less (y) the total number of shares of Class A Common Stock outstanding on such record date by (2) the total number of shares of Class B Common Stock outstanding on such record date.

(ii) Until the occurrence of an Initial Trigger Event, the Class B Common Stock shall possess in the aggregate 78% of the total voting power of the Common Stock (as adjusted pursuant to clauses (ii) and (iv) below, the “Class B Percentage”). From and after the occurrence of an Initial Trigger Event but prior to a Final Trigger Event, the Class A Percentage shall be increased and the Class B Percentage shall be decreased based on the number of shares of Class B Common Stock then issued and outstanding as follows:

(1)	if, on the record date for any matter to be voted upon, or consented to, by the Corporation’s shareholders, the number of outstanding shares of Class B Common Stock is less than but greater than , then the Class A Percentage shall thereafter be equal to 40% and the Class B Percentage shall thereafter be equal to 60%, in each case until further adjusted in accordance herewith; and

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(2)	if, on the record date for any matter to be voted upon, or consented to, by the Corporation’s shareholders, the number of outstanding shares of Class B Common Stock is less than then the Class A Percentage shall thereafter be equal to 53% and the Class B Percentage shall thereafter be equal to 47%.

(iii) Notwithstanding the foregoing nor anything else herein to the contrary, until the occurrence of a Final Trigger Event: (1) at no time shall the Class B Percentage be increased or the Class A Percentage reduced as a result of a change in the number of shares of Class B Common Stock outstanding other than through the operation of subparagraph (e) below; and (2) the Class A Percentage shall never be greater than 53% and the Class B Percentage shall never be less than 47%.

(iv) When the total number of outstanding shares of Class B Common Stock shall first fall below                      shares (a “Final Trigger Event”), thereafter, on all matters presented for a vote or consent of the Corporation’s shareholders, holders of Class B Common Stock shall be entitled to one vote for each share held and the Class A Percentage and the Class B Percentage shall no longer have any application or effect.

(c) Cumulative Voting. There shall be no cumulation of votes for the election of directors.

(d) Class Vote by Class B Common Stock. Notwithstanding any other provision of this Article V, until the occurrence of a Final Trigger Event, the Corporation shall not take any of the following actions without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, given separately as a class, which vote shall be in addition to any right to vote required by the laws of the State of Florida: (i) issue any additional shares of Class B Common Stock, except (1) pursuant to a stock dividend issued exclusively to the holders of Class B Common Stock, (2) pursuant to the terms of any securities outstanding on June 18, 2002 that are by their terms convertible into or exchangeable or exercisable for shares of Class B Common Stock, (3) pursuant to the terms of any class or series of securities established and issued after June 18, 2002 in accordance with the “Preferred Stock” provisions of Article IV hereof or (4) pursuant to any stock options exercisable for shares of Class B Common Stock issued under the terms of any stock option plan of the Corporation existing on June 18, 2002 or established after June 18, 2002 and approved by the holders of a majority of the then issued and outstanding shares of Class B Common Stock; (ii) effect any reduction in the number of outstanding shares of Class B Common Stock (other than by holders of Class B Common Stock converting Class B Common Stock into Class A Common Stock or through voluntary disposition thereof to the Corporation); or (iii) effect any change or alteration in any provision of this Section 3.

(e) Adjustments. In the event of a reorganization, recapitalization, merger or stock split affecting the Class B Common Stock, then the threshold number of shares of Class B Common Stock referenced in the definition of an Initial Trigger Event, in the definition of a Final Trigger Event or in the adjustment of the Class A Percentage or the Class B Percentage specified in subsection (b)(ii) of this Section 3 and the number or kind of shares into which the Class B Common Stock are convertible pursuant to this Article V shall be appropriately and proportionately adjusted; and in each such case such provisions shall be applied so as to give effect to such adjustments. If any such transaction shall be effected by amendment of these Articles of Incorporation, then such amendment shall itself adjust such threshold share number or conversion rate in accordance with the foregoing.

Section 4. Conversion Rights

The holders of record of Class B Common Stock may, at any time after the first issuance of shares of Special Class A Common Stock, convert their shares into Special Class A Common Stock on a one-for-one basis.

Section 5. Class A Common Stock

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a series of Special Class A Common Stock. The shares of such series shall be designated “Class A Common Stock” (the “Class A Common Stock”), and the number of shares constituting such series shall be 150,000,000.

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(b) Voting. A holder of shares of Class A Common Stock shall be entitled to vote in accordance with the provisions of Section 3 of this Article V.

(c) Dividends. Holders of record of each share of Class A Common Stock shall be entitled to share pro rata with the holders of shares of Class B Common Stock such dividends when and as declared by the Board of Directors out of funds legally available at the rate per share per annum and at the time and in the manner determined by the Board of Directors, provided that with respect to dividends or other distributions payable other than in cash, including distributions pursuant to stock dividends or stock splits or divisions, the distribution per share of Class A Common Stock must be identical to the distribution per share of Class B Common Stock, except that a dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock and a dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock, provided that in each case the number of shares so declared and issued on a per share basis to such holders is the same.

(d) Rights upon Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of Class A Common Stock shall share pro rata with the holders of Class B Common Stock the remaining assets of the Corporation payable to holders of Class A Common Stock and Class B Common Stock.

Section 6. 5% Preferred Stock

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a series of preferred stock. The series of preferred stock shall be designated and known as “5% Cumulative Preferred Stock” (the “5% Preferred Stock”). The number of shares constituting the 5% Preferred Stock shall be 15,000 shares. Each share of 5% Preferred Stock shall have a stated value equal to $1,000 (the “Stated Value”).

(b) Redemption.

(i) (A) Optional Redemption. The shares of 5% Preferred Stock may be redeemed at the option of the Corporation, at any time and from time to time on or after April 30, 2005, at the following redemption prices per share (the “Redemption Price”), if redeemed during the 12-month period beginning April 30 of each of the years set forth below:

Year	Redemption Price
2011	$1,020
2012	$1,015
2013	$1,010
2014	$1,005
2015 and thereafter	$1,000

(B) Mandatory Redemption. The Corporation shall redeem 5,000 shares of Preferred Stock from the holders of the 5% Preferred Stock (the “Holders”) for an aggregate redemption price of $5,000,000 ($1,000 per share) during each of the years ended December 31, 2016, 2017 and 2018 (the “Mandatory Redemption Years”); provided, however, that such mandatory redemption obligation shall be reduced on a share-for-share basis to the extent that shares of Preferred Stock are earlier redeemed by the Corporation in accordance with clause (b)(i)(A) above, with such reduction to be applied to the first or immediately succeeding Mandatory Redemption Year, as applicable. Subject to the share limitation set forth below, in the event the Corporation defaults on its mandatory redemption obligations set forth herein, then the Holders shall be entitled to receive from the Corporation, and the Corporation shall, as promptly as practicable, assign (or otherwise transfer) and deliver to the Holders, shares of common stock of Bluegreen Corporation (“Bluegreen”) held by the Company having, in the aggregate, a “fair market value” (as hereinafter defined) equal to the amount of the redemption payment with respect to which the Company is in default. The “fair market value” of the shares of common stock of Bluegreen shall be calculated based on the average closing price of such stock on the New York Stock

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Exchange (or other primary exchange or quotation system on which such stock is traded) during the 10 trading day period ending on, and including, the date of default. For purposes of this clause (b)(i)(B), the date of default shall be December 31 (or, if December 31 is not a business day, the immediately preceding business day) for the Mandatory Redemption Year during which the required redemption payment was not made. Notwithstanding the foregoing or anything to the contrary contained herein, the maximum amount of shares of common stock of Bluegreen to which the Purchasers may be entitled as a result of one or more defaults by the Company with respect to its mandatory redemption obligations is 5,000,000 (subject to adjustment in the case of a stock split or other applicable share combination or division).

(ii) In the event the Corporation elects to redeem, or is required to redeem, the shares of 5% Preferred Stock as provided herein, the Corporation shall deliver to each Holder a written notice (the “Redemption Notice”), not less than 30 days prior to the date set for redemption (the “Redemption Date”), which notice shall be sent first class postage prepaid to each Holder at the address last shown on the records of the Corporation for such Holder, and set forth the number of shares to be redeemed, the Redemption Date, the Redemption Price, whether the redemption is being effected pursuant to the Corporation’s optional redemption right or mandatory redemption obligation, and the place for surrender of the certificates representing the shares of 5% Preferred Stock. Notwithstanding anything to the contrary contained herein, the Corporation may, but is not required to, provide the Holders with a Redemption Notice with respect to its mandatory redemption obligations. To the extent that the Corporation does not provide the Holders with a Redemption Notice to the contrary, the Redemption Dates with respect to the shares to be redeemed pursuant to the Corporation’s mandatory redemption obligation shall be December 31 (or, if December 31 is not a business day, the immediately preceding business day) on the applicable Mandatory Redemption Year and certificates representing the shares of 5% Preferred Stock to be redeemed shall be surrendered and delivered to the attention of the Corporation’s Secretary at the Corporation’s principal executive offices on or prior to the Redemption Date. Unless otherwise specified in a Redemption Notice, the first 5,000 shares of Preferred Stock redeemed during each Mandatory Redemption Year shall be applied towards the Corporation’s mandatory redemption obligation. On or prior to each Redemption Date, each Holder of shares of 5% Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice (or as set forth in the preceding sentence, if applicable), and thereupon the Redemption Price of such shares, plus an amount equal to the accumulated and unpaid dividends thereon to the Redemption Date (which shall include any dividends accrued and unpaid from any prior completed quarterly period, plus any pro rata per diem dividends accumulated since the end of the last full quarterly period), shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate is redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the Holders of the 5% Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(c) Liquidation.

(i) Liquidation Preference. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the 5% Preferred Stock shall be entitled to receive, prior and before any distribution of assets shall be made to the holders of any class of Common Stock of the Corporation by reason of their ownership of such Common Stock, an amount equal to the Stated Value per share of 5% Preferred Stock held by such holder of the 5% Preferred Stock plus any accumulated and unpaid dividends thereon (the “Liquidation Preference”); provided, however, that in the event that such liquidation, dissolution or winding up of the Corporation shall be voluntary, then the Liquidation Preference shall be, for purposes of this clause (c)(i) only, an amount equal to the Redemption Price that would have been payable pursuant to clause (b) above had the Corporation redeemed the 5% Preferred Stock on the date of such liquidation, dissolution or

Annex D-6

winding up. Upon receipt of the Liquidation Preference, the holders of the 5% Preferred Stock shall have no further rights to participate in any remaining assets of the Corporation.

(ii) Ratable Distribution. If upon any liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation to be distributed among the holders of the 5% Preferred Stock shall be insufficient to permit payment in full to the holders of such 5% Preferred Stock of the Liquidation Preference, then all remaining net assets of the Corporation after the provision for the payment of the Corporation’s debts shall be distributed among the holders of the 5% Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled to receive.

(iii) Consolidation; Merger; Sale. A consolidation or merger of the Corporation with or into any other corporation or entity, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this clause (c).

(d) Voting. Except as otherwise required under Florida law, the 5% Preferred Stock shall have no voting rights.

(e) Dividends. The holders of the 5% Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cumulative quarterly cash dividends on each share of 5% Preferred Stock at a rate per annum equal to 5% of the Stated Value from the date of issuance, payable quarterly in arrears on the first day of January, April, July and October commencing July 1, 2004. No dividend or other distribution (other than a dividend or distribution payable solely in Common Stock) shall be paid on or set apart for the payment on the Common Stock until such time as all accrued and unpaid dividends on the 5% Preferred Stock have been or contemporaneously are paid or declared and a sum set apart sufficient for the payment thereof. Subject to the foregoing provisions, dividends or distributions on Common Stock as may be determined by the Board of Directors may be declared and paid from time to time out of the remaining funds legally available for the payment of dividends, and the 5% Preferred Stock shall not be entitled to participate in any such dividends or distributions, whether payable in cash, stock or otherwise. Notwithstanding anything to the contrary contained herein, in the event the Corporation defaults on its obligation hereunder to make dividend payments to the Holders of the 5% Preferred Stock, then the Holders shall be entitled to receive from the Corporation, and the Corporation shall, as promptly as practicable, assign (or otherwise transfer) and deliver to the Holders, shares of common stock of Bluegreen held by the Company having, in the aggregate, a “fair market value” as of the date of default equal to the amount of the dividend payment with respect to which the Company is in default.

(f) No Preemptive Rights. Holders of the 5% Preferred Stock shall not have any preemptive right whatsoever to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation nor of any security convertible into, nor of any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation, whether now or hereafter authorized.

(g) Exclusion of Other Rights. Except as may otherwise be required by Florida law, the shares of 5% Preferred Stock shall not have any rights, preferences or privileges, other than those specifically set forth herein.

(h) Status of Reacquired Shares. No shares of 5% Preferred Stock which have been issued and redeemed may be reissued. All such reacquired shares shall be returned to the status of undesignated shares of Preferred Stock of the Corporation.

Section 7. Series A Preferred Stock.

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a second series of preferred stock. The shares of such series will be designated and known as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”). The number of shares constituting the Series A Preferred Stock is 2,000,000. Such number of shares may be increased or decreased by resolution of the Board;

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provided, however, that no decrease will reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation and convertible into Series A Preferred Stock.

(b) Dividends and Distributions.

(i) Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior to the Series A Preferred Stock with respect to dividends, including the 5% Preferred Stock, the holders of shares of Series A Preferred Stock, in preference to the holders of the Common Stock and of any other stock ranking junior to the Series A Preferred Stock (collectively, the “Junior Stock”), will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends payable in cash (except as otherwise provided below) on such dates as are from time to time established for the payment of dividends on the Common Stock (each such date being referred to herein as a “Dividend Payment Date”), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock (the “First Dividend Payment Date”), in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, the greater of (i) $1 and (ii) 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in shares of Class A Common Stock or Class B Common Stock, as the case may be, or a subdivision of the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be (by reclassification or otherwise), declared on the Class A Common Stock and/or Class B Common Stock since the immediately preceding Dividend Payment Date or, with respect to the First Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event that the Corporation at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case, the amount to which holders of shares of Series A Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(ii) The Corporation will declare a dividend on the Series A Preferred Stock as provided in clause (i) above immediately after it declares a dividend on the Class A Common Stock and/or Class B Common Stock (other than a dividend payable in shares of Common Stock). Each such dividend on the Series A Preferred Stock will be payable immediately prior to the time at which the related dividend on the Class A Common Stock and/or Class B Common Stock is payable.

(iii) Dividends will accrue, and be cumulative, on outstanding shares of Series A Preferred Stock from the Dividend Payment Date immediately preceding the date of issue of such shares, unless (i) the date of issue of such shares is prior to the record date for the First Dividend Payment Date, in which case dividends on such shares will accrue from the date of the first issuance of a share of Series A Preferred Stock, or (ii) the date of issue is a Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a dividend and before such Dividend Payment Date, in either of which events such dividends will accrue, and be cumulative, from such Dividend Payment Date. Accrued but unpaid dividends will cumulate from the applicable Dividend Payment Date but will not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date will be not more than 60 calendar days prior to the date fixed for the payment thereof.

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(c) Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(i) Subject to the provision for adjustment hereinafter set forth and except as otherwise provided herein or in any amendment hereto, or as otherwise required by Florida law, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters upon which the holders of the Common Stock are entitled to vote. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event. For purposes of Section 3 of this Article V, including, without limitation, subparagraphs (a) and (b) thereof, the Class A Common Stock and Series A Preferred Stock shall collectively have the total voting power of the Corporation equaling the Class A Percentage, and the number of outstanding shares of Series A Preferred Stock multiplied by a factor of 100 shall be added to the number of outstanding shares of Class A Common Stock for purposes of determining the number of votes that holders of Class B Common Stock shall be entitled to with respect to each share of Class B Common Stock that they hold (and in no event shall anything contained in this paragraph or any other provision or paragraph of this Section 7 be deemed to increase the Class A Percentage above the applicable amount set forth in Section 3 of this Article V).

(ii) Except as otherwise provided herein or in any amendment hereto creating a series of Preferred Stock or any similar stock, or as otherwise required by Florida law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

(iii) Except as otherwise provided herein or in any amendment hereto, or as otherwise required by Florida law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(d) Restrictions.

(i) Whenever dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding have been paid in full, the Corporation will not:

(1) declare or pay dividends, or make any other distributions, on any shares of Junior Stock;

(2) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the shares of Series A Preferred Stock (such stock, the “Parity Stock”), except dividends paid ratably on the shares of Series A Preferred Stock and all such Parity Stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(3) redeem, purchase or otherwise acquire for consideration shares of any Junior Stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such Junior Stock in exchange for shares of any other Junior Stock; or

(4) redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of Parity Stock, except in accordance with a purchase offer made in writing or by

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publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii) The Corporation will not permit any majority-owned subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under clause (d) above, purchase or otherwise acquire such shares at such time and in such manner.

(e) Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever will be retired and canceled promptly after the acquisition thereof. All such shares will upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of another series of Preferred Stock, subject to the conditions and restrictions on issuance set forth herein or in any amendment hereto creating a series of Preferred Stock or any similar stock, or as otherwise required by Florida law.

(f) Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution will be made (i) to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Series A Preferred Stock have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided, however, that the holders of shares of Series A Preferred Stock will be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to a minimum per share liquidation payment of $100 but will be entitled to an aggregate per share liquidation payment of 100 times the payment made per share of Common Stock or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the shares of Series A Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation at any time (1) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (2) subdivides the outstanding shares of Common Stock, (3) combines the outstanding shares of Common Stock into a smaller number of shares or (4) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series A Preferred Stock are then issued or outstanding, the aggregate amount to which each holder of shares of Series A Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(g) Consolidation, Merger, Etc. In the event that the Corporation enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, in each such case, each outstanding share of Series A Preferred Stock will at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series A Preferred Stock are then issued or outstanding, the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately

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after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(h) No Redemption. The shares of Series A Preferred Stock are not redeemable.

(i) Rank. The Series A Preferred ranks, with respect to the payment of dividends and the distribution of assets, junior to all other series of Preferred Stock, including the 5% Preferred Stock, unless the terms of such series shall so provide.

(j) Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

(k) Amendment. These Articles of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect such stock adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The street address of the registered office of the Corporation is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, and the name of the registered agent of the Corporation at that address is Alan B. Levan.

ARTICLE VII

BOARD OF DIRECTORS

The number of directors may be either increased or diminished from time to time by the By-Laws, but shall never be less than one director.

ARTICLE VIII

CLASSES OF DIRECTORS

The By-Laws of the Corporation may provide that the Board of Directors be divided into two or more classes whose terms of office shall respectively expire at different times, provided that no such term shall continue longer than three years and provided that at least one-fourth in number of the directors shall be elected annually.

ARTICLE IX

AMENDMENTS TO

ARTICLES OF INCORPORATION

AND BY-LAWS

The Corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation or any amendments hereto; provided, however, that any proposed amendment shall be approved by vote of the holders of two-thirds of the Corporation’s stock entitled to vote. However, in the event any amendment to these Articles of Incorporation is recommended to the shareholders by at least two-thirds of the members of the Board of Directors, then the affirmative vote of two-thirds of the shareholders of the Corporation shall not be required to adopt that amendment and only the vote of a simple majority of the Corporation’s stock entitled to vote will be required.

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The power to adopt, alter, amend or repeal the Corporation’s By-Laws shall be vested in the Board of Directors and the shareholders of this Corporation.

The affirmative vote of the holders of two-thirds of the Corporation’s stock entitled to vote shall be required to approve a merger, consolidation or other acquisition and/or to approve a sale, lease or transfer of all or substantially all of the assets of the Corporation. However, in the event any of these actions is recommended to the shareholders by at least two-thirds of the members of the Board of Directors, then the affirmative vote of two-thirds of the shareholders of the Corporation shall not be required to adopt such action and only the vote of a simple majority of the Corporation’s stock entitled to vote will be required.

ARTICLE X

POWERS

The Corporation shall have all of the corporate powers enumerated in the Florida Business Corporation Act.

ARTICLE XI

DIVIDENDS

Subject to the relevant provisions of Article V, dividends payable in shares of any class may be paid to the holders of shares of any other class.

ARTICLE XII

INDEMNIFICATION

The Corporation shall indemnify any and all of its directors, officers, employees or agents or former directors, officers, employees or agents or any person or persons who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor, to the full extent permitted by law. Said indemnification shall include, but not be limited to, the expenses, including the cost of judgments, fines, settlements and counsels’ fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a director, officer, employee or agent as herein provided. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law or which he may be lawfully granted.

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Annex E

FORM OF BY-LAWS

OF

BFC FINANCIAL CORPORATION

(as amended on December 3, 2007, February 11, 2008, September 21, 2009 and             , 2012)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held at the time and place designated by the Board of Directors of the Corporation. The annual meeting of the shareholders for any year shall be held no later than thirteen months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the Corporation.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the President or the Board of Directors or when requested in writing by the holders of not less than ten percent of all the shares entitled to vote at the meeting. A special meeting requested by shareholders shall be called for a date not less than ten nor more than sixty days after the request is made, unless (in the case of the sixty day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the ten day minimum) the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting shall designate another person to do so.

Section 3. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than sixty days before the meeting, unless the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The notice shall be delivered personally or by first class mail by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 4. Place. Meetings of shareholders may be held within or without the State of Florida.

Section 5. Closing of Transfer Books and Fixing Record Date. The Board of Directors may fix in advance a date as the record date for the determination of shareholders for any purpose. Such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

Section 6. Voting Record. The Secretary shall make, at least ten days before each meeting of shareholders, a complete list of shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list shall be kept on file at the principal place of business of the Corporation for a period of ten days prior to such meeting. Any shareholder shall be entitled to inspect the list during usual business hours and said list shall be available at the time and place of the meeting and shall be subject to inspection by any shareholder at any time during the meeting. This Section 6 shall not be applicable, however, if, as of the record date established pursuant to Section 5 of Article I hereof, the Corporation has less than six shareholders.

Section 7. Shareholder Quorum and Voting.

a. A majority of the shares entitled to vote represented in person or by proxy shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by

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a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. If a quorum is present, the affirmative vote of a majority of the shares (or, when applicable, a class or series of stock) represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by the Florida General Corporation Act, as amended from time to time.

b. After a quorum has been established at a shareholders’ meeting, the subsequent withdrawal of shareholders so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 8. Voting of Shares.

a. Each outstanding share of Common and/or Preferred stock shall have only such voting rights as are specified by the Board of Directors in connection with the designation of each series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation. If the voting rights so designated with respect to each series provide for more or less than one vote for any such share in the series, every reference herein to a majority or other proportion of shares shall refer to such a majority or other proportion of votes entitled to be cast.

b. Treasury shares, shares of stock of this Corporation owned by another corporation the majority of voting stock of which is owned or controlled by this Corporation, and shares of stock of this Corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

c. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

d. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote or, if cumulative voting is authorized by the Board of Directors in connection with the designation of any series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation, to accumulate his votes by giving one candidate as many votes as the number of directors to be elected at that time multiplied by the number of his votes shall produce or by distributing such votes on the same principle among any number of such candidates.

e. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the By-laws of the corporate shareholder or, in the absence of any applicable by-law, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the By-laws or other instrument of the corporate shareholder. In the absence of any such designation or in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Section 9. Proxies.

a. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder’s duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

b. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise required by applicable law.

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Section 10. Action by Shareholders Without a Meeting.

a. Any action required by law, these By-Laws or the Articles of Incorporation of this Corporation to be taken at any annual or special meeting of shareholders of the Corporation or any action which may be taken at any annual or special meeting of such shareholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class or series of shares is entitled to vote thereon as a class or series, such written consent shall be required of the holders of a majority of the shares of each class or series of shares entitled to vote as a class or series thereon and of the total shares entitled to vote thereon.

b. Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under applicable law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of applicable law regarding the rights of dissenting shareholders.

Section 11. New Business.

a. To be properly brought before any annual meeting of the shareholders, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 11. In addition to any other applicable requirements, including but not limited to the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, for business to be properly brought before any annual meeting of the shareholders by a shareholder pursuant to clause (iii) of this Section 11(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must be delivered to or mailed and received at the principal office of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must set forth as to each matter such shareholder proposes to bring before the annual meeting of the shareholders (i) a brief description of the business desired to be brought before the annual meeting of the shareholders and the reasons for conducting such business at the annual meeting of the shareholders, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of

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record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their name or names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business, (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting of the shareholders to bring such business before the annual meeting of the shareholders and (vi) any material interest of the shareholder proposing to bring such business before such annual meeting of the shareholders (or any other shareholders known to be supporting such proposal) in such proposal.

d. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at the annual meeting of the shareholders except business brought before such meeting in accordance with the procedures set forth in this Section 11; provided, however, that, once business has been properly brought before such annual meeting of the shareholders in accordance with such procedures, nothing in this Section 11 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of such meeting determines that business was not properly brought before the annual meeting of the shareholders in accordance with the foregoing procedures, then the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

ARTICLE II

DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of and the business and affairs of a corporation shall be managed under the direction of the Board of Directors.

Section 2. Qualification. Directors need not be residents of this State or shareholders of this Corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of the directors.

Section 4. Duties of Directors.

a. A director shall perform his duties as a director, including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

b. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared by and presented by:

(i) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(ii) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person’s professional or expert competence; or

(iii) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

c. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

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d. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

e. The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. This Corporation shall have not less than three (3) nor more than twenty (20) directors as determined by the Board of Directors. The number of directors may be increased or decreased from time to time by amendment to these By-Laws, but no decrease shall have the effect of shortening the terms of any incumbent director.

Section 7. Election and Term. Each director elected to the Board of Directors shall hold office for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 8. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected or appointed to fill a vacancy caused by the resignation or removal of a director shall hold office for the same term as that to which such director’s predecessor was elected or appointed. In the case of a director elected or appointed to fill a vacancy created by reason of an increase in the number of directors, the director shall serve for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 9. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 10. Quorum and Voting. A majority of the number of directors fixed by these By-Laws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 11. Director Conflicts of Interest.

a. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(i) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

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(iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the board, a committee or the shareholders.

b. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 12. Executive and Other Committees.

a. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

(i) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;

(ii) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(iii) fill vacancies in the Board of Directors or any committee thereof;

(iv) amend the By-Laws;

(v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(vi) authorize or approve the issuance or sale of or any contract to issue or sell shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, the designation thereof may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including without limitation the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights and provisions for other features of a class of shares or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

b. The Board of Directors, by resolution adopted in accordance with this section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 13. Chairman of the Board. The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 14. Place of Meetings. Regular and special meetings of the Board of Directors and Executive and other committees, created pursuant to Section 12 of Article II hereof, may be held within or without the State of Florida.

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Section 15. Time, Notice and Call of Meetings.

a. Written notice of the time and place of regular and special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram, telephone or cablegram at least two days before the meeting or by notice mailed to the director at least five days before the meeting.

b. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

c. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

d. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

e. Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation or by any two directors.

f. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment y means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 16. Action Without a Meeting. Any action required to be taken at a meeting of the directors of the Corporation or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

Section 17. Resignation of Directors. Any director may resign from the Board of Directors upon written notice being given to the President and Chairman of the Board. The resignation is effective upon receipt of the written notice by the President or the Chairman, except that resignations received after notice has been given of a Board of Director’s meeting shall not be effective until subsequent to that meeting or sooner if approved by the then remaining Board members.

Section 18. Expenses and Salaries of Directors. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 19. Nomination of Directors.

a. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation or as may otherwise be required by applicable law or regulation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of the shareholders, or at any special meeting of the shareholders called for the purpose of electing directors, (i) by or at the direction of the Board of Directors (or any duly authorized committee

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thereof) or (ii) by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 19 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 19. In addition to any other applicable requirements, for a nomination to be made by a shareholder pursuant to clause (ii) of this Section 19(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must be delivered to or mailed and received at the principal office of the Corporation (i) in the case of an annual meeting of the shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs, or (ii) in the case of a special meeting of the shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting of the shareholders is mailed or public disclosure of the date of the special meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must set forth (i) as to each person whom the shareholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (ii) as to the shareholder giving the notice, (A) the name and record address of such shareholder, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (C) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person(s) (including their name(s)) pursuant to which the nomination(s) are to be made by such shareholder, (D) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (E) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

d. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 19. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, then the Chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

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ARTICLE III

OFFICERS

Section 1. Officers. The officers of this Corporation shall consist of a President, Vice President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect any of the aforesaid officers shall not affect the existence of this Corporation.

Section 2. Duties. The officers of this Corporation shall have the following duties:

a. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors and shall preside at all meetings of the stockholders and Board of Directors.

b. The Vice President shall have duties and powers incident to the specific area of employment and shall have such other powers and duties as may be prescribed by the President or Board of Directors. In the event of incapacity of the President, the Vice President may be designated by the Board of Directors to perform such duties of the President as the Board shall prescribe.

c. The Secretary shall have custody of and maintain all of the corporate records, except the financial records, shall record the minutes of all meetings of the stockholders and Board of Directors, shall send all notices of meetings out and shall perform such other duties as may be prescribed by the Board of Directors or the President.

d. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Delegation of Duties. In the case of the absence of an officer of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate for the time being the powers and duties of such officers to any other officer or officers or to any director or directors or to any other individual or individuals.

Section 4. Removal of Officers.

a. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby.

b. Any officer or agent elected by the shareholders may be removed only by vote of the directors to remove such officer or agent.

c. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

d. Removal, as provided in this section, shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not, in and of itself, create contract rights.

Section 5. Salary of Officers. The salaries of the officers shall be fixed from time to time by the Board of Directors or the executive committee. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

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ARTICLE IV

STOCK CERTIFICATES

Section 1. Issuance. Shares of capital stock of the Corporation may, but need not, be represented by certificates. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form.

a. Certificates representing shares in this Corporation shall be signed by the President or Vice President and Secretary or an Assistant Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the President or Vice President and Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

b. Every certificate representing shares issued by this Corporation shall set forth or fairly summarize upon the face or back of the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

c. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of such restrictions.

d. Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this State; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Lost, Stolen or Destroyed Certificates. The Corporation may, but need not, issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate

a. Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken;

b. Requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim;

c. Gives bond in such form as the Corporation may direct to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of a certificate; and

d. Satisfies any other reasonable requirements imposed by the Corporation.

In the event the holder of record of the lost, stolen or destroyed certificate complies with subsections (a) – (d) of this section and the Corporation does not issue a new certificate in the place of such lost, stolen or destroyed certificate because the Board of Directors has authorized the class or series of capital stock of the Corporation to which the shares represented by the lost, stolen or destroyed certificate belong be uncertificated, then the Corporation shall send the person otherwise entitled thereto the written statement required by Section 4 of this Article IV.

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Section 4. Shares of Stock Without Certificates. The Board of Directors may authorize the issuance of some or all of the shares of any or all of the classes or series of capital stock of the Corporation without certificates. The authorization shall not affect shares of stock already represented by certificates until and unless said certificates are surrendered to the Corporation or its transfer agent. Within a reasonable time after the issuance or transfer of shares without certificates, the Corporation shall send the holder thereof a written statement of the information required on certificates of stock by applicable law or these Bylaws.

ARTICLE V

BOOKS AND RECORDS

Section 1. Books and Records.

a. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

b. This Corporation shall keep at its registered office or principal place of business or at the office of its transfer agent or registrar a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

c. Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders’ Inspection Rights. Any person who shall have been a holder of record of shares or of voting certificates there for at least six months immediately preceding his demand or shall be the holder of record of or the holder of record of voting trust certificates for at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.

Section 3. Financial Information.

a. Unless modified by a resolution of the stockholders not later than four months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

b. Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

c. The balance sheet and profit and loss statements shall be filed in the registered office of the Corporation in this State, shall be kept for at least five years and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI

DIVIDENDS

The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Articles of Incorporation, subject to the following provisions:

a. Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of

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capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

b. Dividends may be declared and paid in the Corporation’s own treasury shares.

c. Dividends may be declared and paid in the Corporation’s own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(i) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(ii) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

d. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

e. A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this section.

f. Dividends shall be payable only with respect to such series of Common Shares and/or Preferred Shares and subject to such restrictions as the Board of Directors shall so designate pursuant to Article VI of the Articles of Incorporation.

ARTICLE VII

AMENDMENT

The By-laws may be amended by a majority vote of either the Board of Directors or the shareholders eligible to vote; provided, however, that the Board of Directors may not amend or repeal any by-law adopted by shareholders if the shareholders specifically provide that such by-law is not subject to amendment or repeal by the board of directors.

ARTICLE VIII

INDEMNIFICATION

This Corporation shall indemnify any and all of its directors, officers, employees or agents or former directors, officers, employees or agents or any person or persons who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor to the full extent permitted by law. Said indemnification shall include but not be limited to the expenses, including the cost of any judgments, fines, settlements and counsel fees, actually paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a director, officer, employee or agent as herein provided. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law.

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Annex F

MASSACHUSETTS BUSINESS CORPORATIONS ACT

(Massachusetts General Laws, Chapter 156D)

Article 13.

Subdivision A. Right to Dissent and Obtain Payment for Shares

§ 13.01. Definitions.

In this Part the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were (a) listed on a national securities exchange, (b) designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (c) listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

§ 13.02. Right to Appraisal.

(a) A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

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(1) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2) consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i) his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii) the sale or exchange is pursuant to court order; or

(iii) in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4) an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i) creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii) creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any sinking fund or purchase, of the shares;

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(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5) an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre-existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6) any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7) consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of Part 9; or

(8) consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of Part 9.

(b) Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c) Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d) The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(i) the proposed action is abandoned or rescinded; or

(ii) a court having jurisdiction permanently enjoins or sets aside the action; or

(iii) the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e) A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 13.03. Assertion of Rights by Nominees and Beneficial Owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to

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all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Subdivision B. Procedure for Exercise of Appraisal Rights

§ 13.20. Notice of Appraisal Rights.

(a) If proposed corporate action described in subsection (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this chapter and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action. If the corporation concludes that appraisal rights are or may be available, a copy of this chapter shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

§ 13.21. Notice of Intent to Demand Payment.

(a) If proposed corporate action requiring appraisal rights under section 13.02 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

§ 13.22. Appraisal Notice and Form.

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b)

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to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent. In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1) supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the shareholder did not vote for the transaction;

(2) state:

(i) where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii) a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) the corporation’s estimate of the fair value of the shares;

(iv) that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in subclause (ii) of this subsection; and

(3) be accompanied by a copy of this chapter.

§ 13.23. Perfection of Rights; Right to Withdraw.

(a) A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 13.25. In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

Annex F-5

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to payment under this chapter.

§ 13.24. Payment.

(a) Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1) financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3) a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

§ 13.25. After-Acquired Shares.

(a) A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) of subsection (b) of section 13.22.

(b) If the corporation elected to withhold payment under subsection (a) it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1) of the information required by clause (1) of subsection (b) of section 13.24;

(2) of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4) that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5) that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

Annex F-6

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

§ 13.26. Procedure if Shareholder Dissatisfied With Payment or Offer.

(a) A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24. A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Subdivision C. Judicial Appraisal of Shares

§ 13.30. Court Action.

(a) If a shareholder makes demand for payment under section 13.26 which remains unsettled, the corporation shall commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 13.26 plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in the commonwealth is located. If the corporation is a foreign corporation without a registered office in the commonwealth, it shall commence the proceeding in the county in the commonwealth where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of the commonwealth, whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law or otherwise as ordered by the court.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the

Annex F-7

corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 13.25.

§ 13.31. Court Costs and Counsel Fees.

(a) The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

Annex F-8

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act and the Amended and Restated Articles of Incorporation and Bylaws of BFC provide for indemnification of each of BFC’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of BFC or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of BFC, which may include liabilities under the Securities Act. In addition, BFC carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC, which acts may also include liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Description
2.1*	Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC Financial Corporation, BXG Florida, LLC and Bluegreen Corporation (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.1.1	Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective October 8, 1997 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Registration Statement on Form 8-A, filed with the SEC on October 16, 1997)

3.1.2	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 18, 2002 (incorporated by reference to Exhibit 4 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on June 27, 2002)

3.1.3	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective April 15, 2003 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 18, 2003)

3.1.4	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective February 7, 2005 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Information Statement on Schedule 14C, filed with the SEC on January 18, 2005)

3.1.5	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 22, 2004, as amended on December 17, 2008 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on December 18, 2008)

3.1.6	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective May 19, 2009 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)

3.1.7	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective September 21, 2009 (incorporated by reference to Annex D to the joint proxy statement/prospectus that forms a part of Amendment No. 1 to BFC Financial Corporation’s Registration Statement on Form S-4, filed with the SEC on August 14, 2009)

3.1.8	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective September 21, 2009 (incorporated by reference to Exhibit 3.8 of BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on September 25, 2009)

Exhibit Number	Exhibit Description
3.1.9	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective April 4, 2012 (incorporated by reference to Exhibit 3.1 of BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on April 4, 2012)

3.1.10	Form of Second Amended and Restated Articles of Incorporation of BFC Financial Corporation to become effective as of the effective time of the merger described in this Registration Statement on Form S-4 (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.2.1	Bylaws of BFC Financial Corporation, as amended, effective September 21, 2009 (incorporated by reference to Annex E of the joint proxy statement/prospectus that forms a part of Amendment No. 1 to BFC Financial Corporation’s Registration Statement on Form S-4, filed with the SEC on August 14, 2009)

3.2.2	Form of Bylaws of BFC Financial Corporation, as proposed to be amended as of the effective time of the merger described in this Registration Statement (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

4.1***	Specimen BFC Financial Corporation Class A Common Stock Certificate

4.2***	Specimen BFC Financial Corporation Class B Common Stock Certificate

4.3	Rights Agreement, dated as of September 21, 2009, by and between BFC Financial Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on September 25, 2009)

5.1***	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding the legality of the securities being issued

8.1***	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. relating to tax matters (included in Exhibit 5.1)

10.1**	BFC Financial Corporation 2005 Stock Incentive Plan, as amended on May 19, 2009 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)

10.2**	BFC Financial Corporation Stock Option Plan (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 31, 1996)

10.3	Settlement Agreement dated April 25, 2011 by and among AmT CADC Venture, LLC, f/k/a AmTrust CADC Venture LLC, successor-in-interest to Federal Deposit Insurance Corporation as Receiver for AmTrust Bank, Woodbridge Holdings, LLC, successor by merger to Woodbridge Holdings Corporation (f/k/a Levitt Corporation), and Carolina Oak Homes, LLC, successor to Levitt and Sons of Jasper County, LLC (incorporated by reference to Exhibit 10.1 of BFC Financial Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011)

10.4	Agreement by and between Core Communities, LLC, a Florida limited liability company, Horizons Acquisition 5, LLC, a Florida limited liability company, Core Communities of South Carolina, LLC, a South Carolina limited liability company and PSL Acquisitions, LLC, an Iowa limited liability company doing business in the State of Florida as PSL Acquisitions I, LLC (incorporated by reference to Exhibit 10.3 to BFC Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on April 8, 2011)

Exhibit Number	Exhibit Description
10.5**	Bluegreen Corporation 1998 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.131 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 29, 1998, filed with the SEC on June 26, 1998)

10.6**	Bluegreen Corporation 1995 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.79 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 29, 1998, filed with the SEC on June 26, 1998)

10.7**	Bluegreen Corporation 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.210 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005)

10.8**	Bluegreen Corporation 2008 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to Bluegreen Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 16, 2009)

10.9**	Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.81 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on July 1, 2002)

10.10**	Mandatory Distribution Amendment to Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.82 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006)

10.11**	Amendment to Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.90 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 7, 2008)

10.12**	Clerk’s Certificate, dated April 28, 2008, approving the Match Increase for Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.91 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009)

10.13**	Employment Agreement, dated December 31, 2006, by and between George F. Donovan and Bluegreen Corporation (incorporated by reference to Exhibit 10.135 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007)

10.14**	Employment Letter Agreement, dated April 25, 2007, by and between David L. Pontius and Bluegreen Corporation (incorporated by reference to Exhibit 10.150 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007)

10.15**	Employment Agreement, dated May 22, 2002, by and between Daniel C. Koscher and Bluegreen Corporation (incorporated by reference to Exhibit 10.126 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on July 1, 2002)

10.16**	Bluegreen Corporation 2006 Performance-Based Annual Incentive Plan, as amended (incorporated by reference to Appendix A to Bluegreen Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 27, 2011)

10.17**	Bluegreen Corporation 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.100 to Bluegreen Corporation’s Current Report on Form 8-K, filed with the SEC on November 1, 2011)

10.18**	Form of Bluegreen Corporation 2011 Long Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.101 to Bluegreen Corporation’s Current Report on Form 8-K, filed with the SEC on November 1, 2011)

Exhibit Number	Exhibit Description
10.19**	BankAtlantic Bancorp 2006 Performance-Based Annual Incentive Plan (incorporated by reference to Appendix A to BankAtlantic Bancorp, Inc’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2006)

10.20	BankAtlantic Bancorp, Inc. — Order to Cease and Desist (incorporated by reference to Exhibit 10.1 to BankAtlantic Bancorp, Inc.’s Current Report on Form 8-K, filed with the SEC on February 25, 2011)

10.21	BankAtlantic — Order to Cease and Desist (incorporated by reference to Exhibit 10.2 to BankAtlantic Bancorp, Inc.’s Current Report on Form 8-K, filed with the SEC on February 25, 2011)

10.22*	Stock Purchase Agreement, dated as of November 1, 2001, between BB&T Corporation and BankAtlantic Bancorp, Inc. (incorporated by reference to Exhibit 10.1 BankAtlantic Bancorp, Inc’s Current Report on Form 8-K, filed with the SEC on November 7, 2011)

10.23*	Amendment to Stock Purchase Agreement, dated as of March 13, 2012, between BB&T Corporation and BankAtlantic Bancorp, Inc. (incorporated by reference to Exhibit 2.2 of BankAtlantic Bancorp, Inc.’s Current Report on Form 8-K, filed with the SEC on March 16, 2012)

10.24**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and John M. Maloney, Jr. (July 20, 2005 Grant Pursuant to the 2005 Stock Incentive Plan) (incorporated by reference to Exhibit 10.138 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.25**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and John M. Maloney, Jr. (July 19, 2006 Grant Pursuant to the 2005 Stock Incentive Plan) (incorporated by reference to Exhibit 10.139 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.26**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and John M. Maloney, Jr. (May 21, 2008 Grant Pursuant to the 2008 Stock Incentive Plan) (incorporated by reference to Exhibit 10.140 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.27**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and David Bidgood (July 20, 2005 Grant Pursuant to the 2005 Stock Incentive Plan) (incorporated by reference to Exhibit 10.141 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.28**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and David Bidgood (July 19, 2006 Grant Pursuant to the 2005 Stock Incentive Plan) (incorporated by reference to Exhibit 10.142 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.29**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and David Bidgood (May 21, 2008 Grant Pursuant to the 2008 Stock Incentive Plan) (incorporated by reference to Exhibit 10.143 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.30**	First Amendment to Incentive Stock Option Agreement, dated November 11, 2011, by and between Bluegreen Corporation and David L. Pontius (May 21, 2008 Grant Pursuant to the 2008 Stock Incentive Plan) (incorporated by reference to Exhibit 10.144 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.31**	Bonus Agreement, dated November 11, 2011, between Bluegreen Corporation and John. M. Maloney, Jr. (incorporated by reference to Exhibit 10.145 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

Exhibit Number	Exhibit Description
10.32**	Bonus Agreement, dated November 11, 2011, between Bluegreen Corporation and David Bidgood (incorporated by reference to Exhibit 10.146 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

10.33**	Bonus Agreement, dated November 11, 2011, between Bluegreen Corporation and David L. Pontius (incorporated by reference to Exhibit 10.147 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 28, 2012)

21.1***	Subsidiaries of BFC Financial Corporation

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young LLP

23.3***	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page of the Registration Statement on Form S-4, filed with the SEC on December 22, 2011)

99.1***	Form of BFC Financial Corporation proxy cards

99.2***	Form of Bluegreen Corporation proxy card

99.3	Consent of JMP Securities LLC

99.4	Consent of Cassel Salpeter & Co., LLC

99.5***	Consent of James R. Allmand, III

99.6***	Consent of Norman H. Becker

99.7***	Consent of Lawrence A. Cirillo

99.8***	Consent of Mark A. Nerenhausen

99.9***	Consent of Arnold Sevell

99.10***	Consent of Orlando Sharpe

101#	Interactive data files pursuant to Rule 405 of Regulation S-T of the SEC: (i) BFC Financial Corporation’s Consolidated Statements of Financial Condition as of December 31, 2011 and 2010; (ii) BFC Financial Corporation’s Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2011; (iii) BFC Financial Corporation’s Consolidated Statements of Comprehensive Income (Loss) for each of the years in the three year period ended December 31, 2011; (iv) BFC Financial Corporation’s Consolidated Statements of Changes in Equity for each of the years in the three year period ended December 31, 2011; (v) BFC Financial Corporation’s Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2011; and (vi) the notes to such annual Consolidated Financial Statements, tagged as blocks of text.

*	The schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K of the SEC. The registrant will furnish the omitted schedules to the SEC upon request therefor by the SEC.
**	Indicates compensatory plan or arrangement.
***	Previously filed.
#	Pursuant to Rule 406T of Regulation S-T of the SEC, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act or Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida on April 19, 2012.

BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Alan B. Levan Alan B. Levan	Chairman, Chief Executive Officer and President	April 19, 2012

* John E. Abdo	Vice Chairman	April 19, 2012

* Seth M. Wise	Executive Vice President and Director	April 19, 2012

* Jarett Levan	Executive Vice President and Director	April 19, 2012

/s/ John K. Grelle John K. Grelle	Executive Vice President and Chief Financial Officer	April 19, 2012

/s/ Maria R. Scheker Maria R. Scheker	Chief Accounting Officer	April 19, 2012

* D. Keith Cobb	Director	April 19, 2012
* Darwin Dornbush	Director	April 19, 2012

* Oscar J. Holzmann	Director	April 19, 2012

* Alan Levy	Director	April 19, 2012

* Joel Levy	Director	April 19, 2012

* William Nicholson	Director	April 19, 2012

* Neil A. Sterling	Director	April 19, 2012

*By:	/s/ Alan B. Levan
Alan B. Levan, Attorney-in-fact